Form 20-F
period 2002-12-31
UNIVERSAL DOMAINS INC
filed 2003-08-18
CIK 1072772

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

     [ ] ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE FISCAL YEAR ENDED  DECEMBER 31, 2002
                                     -----------------

                                       OR

     [  ] TRANSITION  REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

          For the transition period from ______ to ______

COMMISSION FILE NUMBER No. 0-29922
                       -----------


                         UNIVERSAL DOMAINS INCORPORATED
                         ------------------------------
             (Exact name of Registrant as specified in its charter)

                                  Inapplicable
                                  ------------
                 (Translation of Registrant's name into English)

                                     Canada
                                     ------
                 (Jurisdiction of incorporation or organization)

                           Suite 502, 828 Howe Street
                   Vancouver, British Columbia, Canada V6Z 2X2
                   -------------------------------------------
                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each Class              Name of each exchange on which registered
       None
-----------------------   ------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                  Common Shares
                                  -------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                 Not Applicable
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

COMMON SHARES:  49,194,778 as at December 31, 2002


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes    X          No
             -------          ---------

Indicate by check mark which financial statement item the Registrant has elected to follow.

         Item 17    X               Item 18 _____
                 -------

NOTE REGARDING FORWARD LOOKING STATEMENTS

Universal Domains Incorporated (the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", believe", "anticipate", "intend", "could", "estimate" or "continue" or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

                                TABLE OF CONTENTS

Part I

                                                                       Page No

Item 1.   Identity of Directors, Senior Management and Advisers............5

Item 2.   Offer Statistics and Expected Timetable..........................5

Item 3.   Key Information..................................................5

Item 4.   Information on the Company.......................................9

Item 5.   Operating and Financial Review and Prospects....................13

Item 6.   Directors, Senior Management and Employees......................15

Item 7.   Major Shareholders and Related Party Transactions...............17

Item 8.   Financial Information...........................................18

Item 9.   The Offer and Listing...........................................19

Item 10.  Additional Information..........................................20

Item 11.  Quantitative and Qualitative Disclosure About Market Risk.......26

Item 12.  Description of Securities Other Than Equity Securities..........27


Part II

Item 13.  Defaults, Dividends Arrearages and Delinquencies................27

Item 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds............................................27

Item 15.  [Reserved].....................................................

Item 16.  [Reserved].....................................................

Part III

Item 17.   Financial Statements..........................................28

Item 18.   Financial Statements..........................................28

Item 19.   Exhibits......................................................28
(a)       Index to Financial Statements
(b)       Exhibits

                                     PART I


ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3      KEY INFORMATION

A.   SELECTED FINANCIAL DATA
     -----------------------

This annual report includes financial statements for the Company. The following is selected financial information from these financial statements. This information should be read in conjunction with such Financial Statements and the notes thereto incorporated by reference into this annual report. The financial statements provided show the financial position of the Company for the fiscal years 1998, 1999, 2000, 2001 and 2002.

All information provided in the Summary of Financial Information below is in US dollars and has been compiled according to US Generally Accepted Accounting Principles.

     SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

                              Dec. 31, 1998   Dec. 31, 1999    Dec. 31, 2000   Dec. 31, 2001    Dec. 31, 2002
OPERATING DATA:
Revenue                                  $0              $0               $0              $0               $0
Gross Profit                              0               0                0               0                0
Net Income (Loss)                   (7,020)       (423,152)      (1,945,677)     (1,382,564)        (204,603)
Income (Loss) per share             ($0.01)         ($0.08)          ($0.18)         ($0.09)         ($0.001)

BALANCE SHEET DATA:
Cash                               $215,447         $48,787          $70,452         $ 1,840          $ 3,033
Total Assets                        401,188         144,900          129,206          20,053           38,877
Current Liabilities                  84,288         239,431          217,789         473,123           75,850
Long Term Debt                        4,962             408                0               0                0
Total Liabilities                    89,250         239,839          217,789         473,123           75,850
Shareholders Equity                 311,938        (94,939)         (88,583)       (453,070)         (36,973)
(Deficiency)

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

                                         2002         2001        2000         1999        1998
                                   ----------- ------------ ----------- ------------ -----------
End of period                        1.5713         1.5519      1.4871       1.4827      1.4894

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$").

                                                          High                              Low
          July 2003                                      1.4188                            1.333
          June 2003                                      1.3781                            1.3305
          May 2003                                       1.4424                            1.3403
          April 2003                                     1.4940                            1.4407
          March 2003                                     1.4955                            1.4584
          February 2003                                  1.5342                            1.4871
          January 2003                                   1.5800                            1.5170

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise indicated, in this annual report on Form 20-F (the "Annual Report" or "Form 20-F") all references herein are to Canadian Dollars.

The noon rate of exchange on August 15, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.3943 (US$1.00 = Cdn$0.7172).

B.   CAPITALIZATION AND INDEBTEDNESS
     -------------------------------

         Not Applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS
     -----------------------------------------

         Not Applicable.


D.   RISK FACTORS
     ------------

Investment in the securities registered by this Annual Report must be considered as speculative and carries a high degree of risk. It is possible that an investor's entire investment may be lost. In addition to the other information set forth in this Annual Report, a prospective investor should carefully consider the following factors:

As of March 2003, we discontinued our teleconferencing service business and entered the oil and gas business; we may fail in the oil and gas business. Further to an agreement dated March 25, 2003, the Company entered into an agreement with Hawkeye Drilling Co. to acquire an interest in the Puckett Field, an oil and gas producing property. At this time, we discontinued our teleconferencing service business. The teleconferencing service business had been our only source of revenue. The Company has no experience in the oil and gas business and its prospects should be considered very speculative.

Our business will fail if we do not obtain additional financing. We have very limited current operating funds, and, therefore, we will need to obtain money in order to complete our anticipated operations. Our anticipated operations contemplate significant expenses in connection with the exploration of oil and gas interests. We will also require additional money to sustain our anticipated operations. We do not currently have any arrangements for financing, and we can provide no assurance that we will be able to find such financing. Obtaining additional financing would be subject to a number of factors, including market prices for oil and natural gas, investor acceptance of our operations, and investor sentiment. These factors may make the timing, amount, terms, or conditions of additional financing unavailable to us. We believe the only realistic source of future funds presently available to us is by the sale of equity securities. Any sale of our equity securities will result in dilution to our existing shareholders.

We have only recently commenced oil and gas operations and may not become profitable. The probability of our success is quite speculative, considering the problems, expenses, difficulties, complications, and delays encountered in the exploration of the property that we plan to undertake. The potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the probability that our business will be successful, and we can provide no assurance that we will generate any revenues or achieve profitable operations. If we are unsuccessful in resolving those problems, our business will probably fail.

Our audited financial statements express a going concern caution. Our attached financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business. Since we are in the development stage, we have limited capital resources, insignificant revenue and a loss from operations. The appropriateness of using the going concern basis is dependent upon our ability to obtain additional financing or equity capital and, ultimately, to achieve profitable operations. The uncertainty of these conditions raises substantial doubt about our ability to continue as a going concern. Our attached financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company expects to incur increased operating expenses until it achieves revenues. The Company has not achieved profitability. It expects to continue to incur significant losses for the foreseeable future as it anticipates that it will incur increased operating expenses as it completes the implementation of its business plan.

Our future success will depend on the price of oil and gas. Our revenues will come from the production and sale of oil and gas. Because the price of oil and gas is very volatile, we may be able to recover it at prices that are greater than our recovery costs. If oil and gas prices go below our costs and expenses of operating our company, we will lose money. Sustained financial losses will force us to cease operations.

Our business may fail if we do not succeed in our efforts to find and develop oil and gas reserves. Management believes that our future success will depend upon our ability to find, acquire and develop economically recoverable oil and gas reserves. We do not currently have any oil or gas reserves. Any reserves we find and develop will generally decline as they are produced, except to the extent that we conduct revitalization activities, or acquire properties containing proved reserves, or both. To establish and increase reserves and production, we must develop drilling and re-completion programs, identify and produce previously overlooked or bypassed zones in shut-in wells, or undertake other replacement activities. Our current strategy is to increase our reserve base, production and cash flow through the development of oil and gas fields. We will accomplish this with selective acquisitions of promising properties. Despite our efforts, our development and acquisition activities may not result in significant reserves, and we may not be able to discover and produce reserves at economical exploration and development costs. In addition, our exploration costs for additional reserves may increase.

Compliance with governmental regulations can be costly and can limit our planned operations. We face many state and federal laws, rules and regulations covering the safety of our operations, environmental conditions and other facets of our business. These laws, rules and regulations can be expensive and may seriously limit our ability to conduct our intended business operations.

We may not be able to obtain or maintain licenses and permits to explore for oil and natural gas. Environmental and other government regulations of the federal, state, and local agencies having jurisdiction over our business and property may require licenses and permits to drill wells, operate oil and gas properties and conduct our business before permitting our exploration activities. We may not be able to obtain or maintain all necessary or appropriate licenses and permits that may be required to conduct such exploration.

Oil and natural gas exploration, development and production involves many physical hazards. In the course of exploration, development, and production of oil and natural gas properties, several risks and, in particular, unusual geological or unexpected operating conditions, including excessive gas pressures, dry holes, failure of pit walls or dams, fires, and flooding, may occur. Also, we may incur liability as a result of pollution or other incidents. We currently are not insured against such risks. Payment of compensation for obligations resulting from such liability may result in significant costs for us and could harm our business, financial condition, or results of operations.

Our officers and directors may not devote their full time to our operations. Some of our officers and directors are also officers, directors and principal shareholders of other companies. These relationships may give rise to conflicts of interest from time to time. However, in conflict of interest situations, our officers and directors may owe the same duties to another company and its shareholders, and will, therefore, have divided loyalties. Some of our officers and directors may attempt to balance their competing obligations and duties, which may not be possible. Moreover, because of these other affiliations with our competitors, our officers' and directors' other activities will prevent them from devoting their full time to our operations. This will slow our operations and may interfere with our financial results.

Information regarding our future exploration and development activities reflects our current intent and is subject to change. Whether we continue exploitation or exploration on our properties will depend on the availability and cost of capital, current and forecasted oil and gas prices, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of other nearby exploration and development projects, and changes in the estimates of the costs to explore, drill, test and complete wells on the leased acres. We will continue to gather data about our proposed plan of operation, and it is possible that additional information may cause us to alter our plan.

Success of the Company will Depend on the Developments of an Active Trading Market. While the Company's common shares ("Common Shares") are included on NASD Over the Counter Bulletin Board, there can be no assurance that an active trading market for the Common Shares will continue. In the absence of such a market, investors may be unable to readily liquidate their investment in the Common Shares. The market for equity securities in general has been volatile and the trading price of the Common Shares could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets or the oil and gas industry and other factors that may be unrelated to the Company's performance.

Low-Priced Stocks Subject to Greater Disclosure Requirements. The Securities and Exchange Commission adopted rules ("Penny Stock Rules") that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on August 15, 2003 was $0.012. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.


ITEM 4      INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Universal Domains Incorporated (the "Company") is an independent energy company engaged in the exploration, development, production, and acquisition of crude oil and natural gas. The Company owns a 75% working interest in the Puckett Field, in the State of Mississippi, and is partnered with Hawkeye Drilling Co. The Company acquired this interest in March 2003.

Until March 2003, the Company, through its wholly-owned subsidiary VCL Communications Corp. ("VCL"), was in the business of providing teleconferencing services to clients in North America. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business.

The Company was incorporated as a federal company pursuant to the laws of Canada under the Canada Business Corporations Act (the "Act") on October 30, 1997, under the name 3430502 Canada Ltd. The Company changed its name as of December 4, 1997 to Four Crown Foods Inc. The Company changed its name as of June 5, 2000 to Universal Domains Incorporated.

The Company's principal corporate office is located at Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada V6Z 2X2. The registered and records office of the Company is located at Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada V6Z 2X2.

The Company was previously involved in the food and beverage retail business ("the Food Retail Business"). Prior to December 31, 2001 the Company discontinued its Food Retail Business Operations. The Company commenced a domain registration business upon the acquisition on April 12, 2000 of the licence rights to a domain registration agreement for the ".cc" Internet registration domain. The Company withdrew from the domain registration business during fiscal 2001. In October, 2001 the Company acquired 100% of the issued and outstanding shares of VCL, a teleconferencing services company targeting clients throughout North America. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business. See "Description of Business" for further detail.

B.       BUSINESS OVERVIEW

DESCRIPTION OF BUSINESS

a)       PUCKETT FIELD ACQUISITION

Further to an agreement dated March 25, 2003, the Company entered into an agreement with Hawkeye Drilling Co. (the "Vendor") to acquire the Puckett Field (the "Field"), an oil and gas producing property, in consideration for a fee payment of $30,000; a payment of $50,000 towards reworking of existing wells for drilling and completion of an earning well; the issuance of 15,000,000 shares of common stock of the Company; execution of a Loan Agreement and Production Payment Obligation for the Cash Payment; execution of the Mortgage and related financing statements securing the Loan Agreement and Production Payment Obligation; assumption of costs and liability associated with the Vendor's carried interest; and funding drilling and testing all potentially productive zones in the earning well. In return, the Company received 75% of the assets of the project and proportionate entitlement to all existing and future oil and gas production revenues from the Field, subject to a 25% carried interest to be held by Hawkeye Drilling Co., on existing wells and the earning well.

The Puckett Field and its existing production of 807 gross acres and 721 net acres is located 20 miles east of Jackson, Mississippi. The Field produces from a series of Cretaceous age sands including Mooringsport, Paluxy, Fredricksbury, Washita and Tuscaloosa. Proven reserves are estimated at 5-million barrels of oil and 5.8-billion cubic feet of gas.

The Puckett Field currently contains 7 active wells producing 150+ barrels of oil per day, and it has 17 additional wells that are not producing but have been scheduled for re-work. Studies indicate that with moderate capital invested of $1,000,000 in a program to re-equip and work-over existing wells, combined with the drilling of roughly 8 to 13 new wells, the field is capable of yielding years of production that could generate between 10,000 to 25,000 barrels of oil, together with 60-million cubic feet of gas, on average per month.

Two workovers have been completed successfully to date and are producing at a steady rate of 50 barrels of oil per day each.

b) VCL COMMUNICATIONS CORP.

Pursuant to an agreement dated October 15, 2001 the Company acquired 100% of the issued and outstanding shares of VCL in consideration for the issue of 5,000,000 shares of common stock of the Company. The closing took place on October 30, 2001. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business. See "Description of Business" for further detail.

MARKET

We are a minor factor in the Mississippi oil and gas industry and face competition from numerous companies, which have considerably more financial resources, property and manpower. We are in a weak financial condition and must rely upon third party sources of funds to conduct our proposed operations.

The oil and gas industry is highly competitive. Competitors include major oil companies, other independent oil and gas companies, and individual producers and operators, many of which have financial resources, staffs and facilities substantially greater than ours.

EFFECTS OF GOVERNMENT REGULATIONS

OIL AND GAS BUSINESS

Our operations are regulated by certain federal and state agencies. In particular, oil and natural gas production and related operations are or have been subject to price controls, taxes and other laws relating to the oil and natural gas industry. We cannot predict how existing laws and regulation may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on our business or financial condition.

All of our operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, handling, and transportation of materials and their potential discharge into the environment. Permits are required for all of our operations, and these permits are subject to revocation, modification and renewal by issuing authorities.

Governmental authorities have the power to enforce compliance with their regulations, and violators are subject to fines, injunctions or both. It is possible that increasingly strict requirements will be imposed by environmental laws and enforcement policies thereunder. We do not anticipate that we will be required in the near future to expend amounts that are material to the Company's financial position or results of operations by reason of environmental laws and regulations, but because such laws and regulations are frequently changed, we are unable to predict the ultimate cost of such compliance.

It is our belief that the oil and gas industry may experience increasing liabilities and risks under the Comprehensive Environmental Response, Compensation and Liability Act, as well as other federal, state and local environmental laws, as a result of increased enforcement of environmental laws by various regulatory agencies. As an "owner" or "operator" of property where hazardous materials may exist or be present, we, like all others engaged in the oil and gas industry, could be liable for the release or remediation of any hazardous substances.

We are required to comply with various federal and state regulations regarding plugging and abandonment of oil and gas wells.

teleconferencing services BUSINESS

To date, governmental regulations have not materially restricted use of sales of teleconferencing services. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business. See "Description of Business" for further detail.

ADDITIONAL INFORMATION

a) OIL AND GAS BUSINESS

Competitive Conditions

The oil and gas industry is highly competitive. The Company will compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company. The Company's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The Company's ability to increase reserves in the future will depend not only on its ability to explore and develop its properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

The Company's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

b)       teleconferencing services BUSINESS

In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business. See "Description of Business" for further detail.

c)       DOMAIN REGISTRATION BUSINESS

The Company was previously involved in the domain registration business, however the Company has ceased its involvement in this business sector during the past fiscal year.

d) FOOD RETAIL BUSINESS

The Company used to hold a 51% interest in Primo's Mexican Specialties Ltd. ("Primo's"), a manufacturer of Mexican specialty foods such as salsa, nacho and tortilla chips. The Company discontinued this operation prior to December 31, 2000 and has disposed of the assets and liabilities of Primo's during 2002.

C.       ORGANIZATIONAL STRUCTURE

VCL is a 100% owned subsidiary of the Company incorporated under the laws of British Columbia, Canada on February 7, 2000 under the name Esearch Information Corp. On October 3, 2001 it changed its name to VCL Communications Corp. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business. See "Description of Business" for further detail.

The Company used to own a 51% interest in Primo's. The Company discontinued this operation prior to December 31, 2000 and has disposed of the assets and liabilities of Primo's during 2002.

D.       PROPERTY, PLANTS AND EQUIPMENT

The Company's principal corporate office is located at Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada. The office is approximately 900 square feet and is leased on a month-to-month basis. The monthly rent on the Vancouver premises is $1,550.00 Cdn.

PUCKETT FIELD

In March 2003, the Company acquired 75% of the assets of Puckett Field and its existing production of 807 gross acres and 721 net acres is located 20 miles east of Jackson, Mississippi and proportionate entitlement to all existing and future oil and gas production revenues from the Field, subject to a 25% carried interest to be held by Hawkeye Drilling Co., on existing wells and the earning well.

The Field produces from a series of Cretaceous age sands including Mooringsport, Paluxy, Fredricksbury, Washita and Tuscaloosa. Proven reserves are estimated at 5-million barrels of oil and 5.8-billion cubic feet of gas.

The Puckett Field currently contains 7 active wells producing 150+ barrels of oil per day, and it has 17 additional wells that are not producing but have been scheduled for re-work. Studies indicate that with moderate capital invested of $1,000,000 in a program to re-equip and work-over existing wells, combined with the drilling of roughly 8 to 13 new wells, the field is capable of yielding years of production that could generate between 10,000 to 25,000 barrels of oil, together with 60-million cubic feet of gas, on average per month.

Two workovers have been completed successfully to date and are producing at a steady rate of 50 barrels of oil per day each.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

The Company did not report any income from operations during financial years ending December 31, 2002 and December 31, 2001. The Company's teleconferencing business did not produce revenue and was discontinued in the first quarter of 2003. During fiscal 2000 the Company's income from operations was affected primarily by the discontinuation of the two branches of its food retail business. These dispositions caused a downturn in the revenues of the Company from US$739,148 in the year ended December 31, 1999 to US$176,420 in the year ended December 31, 2000. Revenues for the Company ceased at the time of these discontinuations approximately mid April 2000 and this is completely attributable to the discontinuation of the food retail business.

The impact of inflation and hyperinflation are not material to the Company.

The impact of foreign currency fluctuations are not material to the Company. The Company reported a gain on foreign currency translation for the year ended December 31, 2002 of $4,777. The Company reported a $18,077 gain on foreign currency translation for the year ended December 31, 2001.

The Company is not aware of any governmental fiscal monetary or political policy or factors that have materially effected or could materially effect directly or indirectly the Company's operations or investments by non-Canadian shareholders.

B.       LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002 the Company reported a working capital deficiency of US$36,973 and cash of $3,033. The Company's working capital is not sufficient for the Company's present requirements. The Company proposes to meet any further working capital requirements through future equity financing. The Company does not have any current cash flows. The Company will be dependent on future equity financing to create future cash flows. During the year end in December 31, 2002 the Company had no borrowings or long-term debt. As of December 31, 2002 the Company did not have any material commitments for capital expenditures, however, it does have present material commitments for capital expenditures. Specifically, the Company is obligated to pay approximately $200,000 as part of the Puckett Field acquisition and is required to raise up to $500,000 to fund the drilling of wells on the property. The Company anticipates that it will require future equity financings in order to fulfil such commitments.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

The Company has not undertaken any significant research or development over the past three years.

D.       TREND INFORMATION

Commodity Price Volatility

Crude oil and natural gas prices are volatile and subject to a number of external factors. Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors. In early 2002, the industry initially saw a general weakening of prices for both oil and natural gas. However, through the second half of the year, commodity prices rebounded above historical averages. Currently, tight supply/demand balance has kept prices high for both crude oil and natural gas.

Crude oil is influenced by a world economy and OPEC's ability to adjust supply to world demand. Recent success by OPEC and low North American crude stocks have kept crude oil prices high. However, the Company expects world prices of crude oil to decrease to historical average levels of approximately US $24 per barrel
(WTI), but also expect continued global political factors to hold prices at those levels.

Natural gas prices are greatly influenced by market forces in North America. It is generally believed that natural gas has greater stability than crude oil in terms of short-term pricing as there is a shortage of natural gas production and natural gas storage levels are low. The Company expects natural gas prices to moderate somewhat through 2003, but expect the supply of North American natural gas to continue to be constrained by North American production decline rates.

Teleconferencing Services

The Company believes that the trend of growth in Internet based business will continue as more and more people begin and continue to use the Internet, and as on-line activities become a greater part of day-to-day life. The Company expects this growth to have a positive effect on its net sales or revenues, incomes from operations, profitability and liquidity. However, there is no assurance that the current trend toward growth in the Internet will continue.

The Company also believes that the teleconferencing services industry continues to grow due to the globalization of businesses around the world and the uneasiness within the travel industry due to September 11, 2001 events. Growth is also believed to be taking place in the United States due to the implementation of the Regulation to the Fair Disclosure Act that requires reporting companies to make earnings, analyst conference calls, corporate media announcements and other information available simultaneously to all investors. However there is no certainty that the current trend toward growth in the telecommunications services industry will continue.

E.       Off-balance sheet arrangements.

Not applicable.


F.       Disclosure of contractual obligations.

None.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all directors and executive officers of the Company as of August 18, 2003, with each position and office held by them in the Company, and the period of service as such:

           Name and Position                                        Commencement of      Common Shares Held as of
           With the Company                        Age                  Service               August 18, 2003
---------------------------------------- ------------------------ --------------------- ----------------------------
---------------------------------------- ------------------------ --------------------- ----------------------------
Alan Brown                                         36                  4/12/2000                10,102,334
Director, President
---------------------------------------- ------------------------ --------------------- ----------------------------
---------------------------------------- ------------------------ --------------------- ----------------------------
Cory Mitchell                                      33                  8/14/2002                    Nil
Director
---------------------------------------- ------------------------ --------------------- ----------------------------

Mr. Alan Brown - Mr. Brown is the President and a director of the Company. Mr. Brown has been the Company accountant for the last four years. Prior to his work with the Company Mr. Brown spent many years advising clients on tax planning and structure.

Mr. Cory Mitchell - Mr. Mitchell is a director of the Company. Mr. Mitchell is an active businessman in areas of construction and finance. He is also an investor and entrepreneur in many start-ups. Resident in Colville, Washington, USA.

There are not any arrangements or understandings between any directors or executive officers and any other person to which the director or executive officer was selected as a director or member of senior management. There are not any family relationships among any of the directors and senior management of the Company.

The Company does not have any agreements with its directors providing for benefits upon termination of their employment.

B.       COMPENSATION

The compensation payable to the Company's directors and members of its administrative, supervisory or management bodies is summarized below:

1.       General

The Company does not have any members of administrative, supervisory or management bodies. The Company does not compensate directors for acting solely as directors. Except as described below, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors, other than options to purchase shares of the Company which are granted to the Company's directors from time to time and the reimbursement of direct expenses. See "Stock Options" for greater detail. The Company does not have any pension plans and the Company has not set aside or accrued amounts for retirements or similar benefits.

2. Directors and officers of the Company

During the financial period ended December 31, 2002, the aggregate cash remuneration paid or payable by the Company to its directors and executive officers for services rendered was US$60,000 as follows:

1. The Company entered into a prior agreement with Alan Brown, the president of the Company pursuant to which Mr. Brown provides consulting services to the Company for a fee of US$5,000 per month. During the Company's last completed financial year US$60,000 was paid to Mr. Brown pursuant to this agreement.

C.       BOARD PRACTICES

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Registrant's Articles. The Company's last annual regular general meeting was held on September 6, 2001. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors.

Members of the Board of Directors are elected by the holders of the Company's shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Company is the Audit Committee. The Audit Committee of the Company's Board of Directors currently consists of Cory Mitchell and Alan Brown. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. The Company does not have an Executive Committee.

D.       EMPLOYEES

As at December 31, 2002 the Company did not have any full-time employees.

E.       SHARE OWNERSHIP

1. The following table sets forth as of August 18, 2003, information with respect to the total number of Common Shares owned by the Company's directors. The Company does not have any members of administrative, supervisory or management bodies. There is no person known to the Company to be the owner of more than 10% of any class of the Company's voting securities except as set forth below.

------------------------------- ---------------------------- ---------------------------- ----------------------------
Title of Class                          Shareholder               Number of Shares            Percent of Class(1)
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Common shares                           Alan Brown                     10,102,334 Shares            10.56%
                                                                               0 Options              0%
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
Common shares                          Cory Mitchell                            0 Shares              0%
                                                                               0 Options              0%
------------------------------- ---------------------------- ---------------------------- ----------------------------

     (1) Based upon 95,694,776 common shares issued and outstanding as at August 18, 2003.

STOCK OPTIONS

As at August 18, 2003 there were no outstanding options to purchase Common
Shares:

       Optionees             Type of Shares         Number of Shares        Exercise Price           Expiry Date
                                Optioned                Optioned

Directors and Officers             Nil                    Nil                     Nil                    N/A

Persons other than                 Nil                    Nil                     Nil                    N/A
Directors and Officers


ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The following persons known to the Company to own more than 5% of the Company's voting securities as at August 18, 2003:

--------------------------------------------------- --------------------------------- --------------------------------
Name                                                                Number of Shares                       % of Class
--------------------------------------------------- --------------------------------- --------------------------------
--------------------------------------------------- --------------------------------- --------------------------------
Whitney Pansano                                                            5,000,000                             5.22
--------------------------------------------------- --------------------------------- --------------------------------
--------------------------------------------------- --------------------------------- --------------------------------
Keith Robertson                                                            5,766,955                             6.03
--------------------------------------------------- --------------------------------- --------------------------------

The Company's major shareholders' voting rights do not differ from the voting rights of other shareholders.

To the extent known by the Company, it is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

Based on the records of the Company's registrar and transfer agent, as at August 18, 2003 there were nineteen holders of record of the Company's shares with United States addresses who collectively held 28,815,300 shares or approximately 30.11% of the issued and outstanding shares.

The Company is not aware of any agreements, the operation of which may at a subsequent date result in a change of control of the Company.
B.       RELATED PARTY TRANSACTIONS

Except for the consulting services contracts described under "Directors, Senior Management and Employees", during the past fiscal year the Company has not been a party to a material transaction or loan with (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' families; (d) key management personal or (e) enterprises in which a substantial interest in the voting power is owned directly or indirectly, by any person described in (c) and (d) or over which such a person is able to exercise significant influence.


ITEM 8   FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company's financial statements, included as an exhibit to this Annual Report, are incorporated into this Annual Report by reference.

LEGAL PROCEEDINGS

There are no material legal proceedings in progress or, to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its property is subject except for the following:

1. An application of default was filed against the Company in the Los Angeles Superior Court on February 6, 2002 by David Sam Industries. The application relates to an Assignment Agreement dated on or about April 12, 2000 respecting the registration of 500,000 .cc domain names and a Purchase Agreement dated June 9, 2000 respecting the purchase of one particular domain name. The amount of the judgement is $712,608. The Company intends to appeal the judgement.

2. The Company has been involved in litigation with Cavio Corporation and Paul Mann respecting the acquisition by the Company of all of the issued and outstanding shares of Cavio Corporation ("Cavio"). The acquisition failed to close and the Company commenced an action to recover the advances of $80,000 (US) made by the Company to Cavio, plus interest, in respect of the acquisition. On May 17, 2002 the parties reached a settlement agreement pursuant to which Cavio will pay the Company $80,000 (US) by way of 16 monthly installments of $5,000 (US) commencing May 1, 2002. The first two installments were paid and Cavio is now in default of the settlement agreement. The Company has obtained an order to enforce the settlement agreement and is proceeding to enforce the agreement.

3. On June 19, 2003, counsel for Keith Henderson, Grant Young and Exeter international (collectively "Exeter") contacted the Company by mail regarding the Company's obligation under the Assignment of Letter of Intent and Additional Covenants Agreement (the "Assignment Agreement"), between Exeter and the Company. The Assignment Agreement relates to the acquisition of the Puckett Field oil and gas property. Exeter demands payment of consideration under the Assignment Agreement and threatens the commencement of legal proceedings on June 23, 2003 if consideration has not been paid. The Company disputes that consideration is owed to Exeter. As of August 18, 2003, Exeter has not commenced legal proceedings against the Company.

DIVIDENDS

The Company has not and does not currently intend to pay any dividends on any of its shares. The Company intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the board of Directors of the basis of earnings, financial requirements and other relevant factors.



B. SIGNIFICANT CHANGES

1. On January 7, 2003, the Company approved a 2002 supplementary stock option plan under which the Company may grant up to 9,838,835 stock options at an exercise price of up to $0.02 per share up to December 31, 2007. On January 8, 2003, the Company granted stock options to consultants to acquire 9,800,000 common shares at a price of $0.018 per share up to January 8, 2008. On January 13, 2003, the Company issued 9,800,000 common shares on the exercise of stock options at a price of $0.018 per share, for total consideration of $176,400 paid by way of services rendered, and to be rendered, to the Company.

2. On April 11, 2003, the Company approved a consultant stock plan under which the Company may issue up to 17,300,000 common shares of capital stock. On April 30, 2003, a total of 17,300,000 common shares were issued for consulting services to be performed over a twelve month period commencing April 2003.

3. On March 25, 2003, the Company entered into an agreement to acquire a 75% interest in certain oil and gas interests in the State of Mississippi. To earn its interest, the Company is required to pay $225,000, issue 15,000,000 common shares of the Company and raise up to $500,000 to fund the drilling of a well on the acquired interest. Further common shares may be issued to the vendor by the Company in order to not dilute the vendor's percentage interests. On April 1st, the Company entered into consulting agreements with two directors of the vendor company, under which the Company will pay an aggregate of $5,000 per month for a one year period, and issue a total of 8,650,000 shares (included in the 17,300,000 shares referred to under subheading 1. above.

4. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business. See "Description of Business" for further detail.


ITEM 9   THE OFFER AND LISTING

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the NASD over the counter Bulletin Board.

Price History of Company's Common Stock

Annual                                                  High $                                  Low $

1999                                                     6.18                                   1.02

2000                                                     1.25                                   0.13

2001                                                     0.76                                   0.02

2002                                                     0.06                                   0.02

Quarterly

1999

July-Sept.                                               6.18                                   0.63

Oct.-Dec.                                                4.16                                   1.02

2000

Jan.-Mar.                                                1.06                                   0.88

April-June                                               1.53                                   0.21

July-Sept.                                               1.25                                   0.70

Oct.-Dec.                                                0.90                                   0.13

2001

Jan.-Mar.                                                0.38                                   0.13

April-June                                               0.76                                   0.09

July-Sept.                                               0.38                                   0.02

Oct.-Dec.                                                0.41                                   0.04

2002

Jan.-Mar.                                                0.09                                   0.04

April-June                                               0.06                                   0.02

July-Sept.                                               0.03                                   0.01

Oct.-Dec.                                                0.06                                   0.02

Monthly

Jan. 2003                                                0.04                                   0.01

Feb. 2003                                                0.02                                   0.01

Mar. 2003                                                0.04                                   0.00

Apr. 2003                                                0.05                                   0.03

May 2003                                                 0.04                                   0.02

June 2003                                                0.04                                   0.02

July 2003                                                0.02                                   0.02

The shares of the Company commenced trading on the NASD over the counter Bulletin Board on July 12, 1999.

Markets

The Company's Common Shares are listed for trading on the NASD Over the Counter Bulletin Board.



ITEM 10  ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Not Applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

Directors

A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Canada Business Corporations Act ("CBCA"). A director shall not vote in respect of any contract or transaction with our company in which he is interested, and any such proposed contract or transaction shall be referred to the Board of Directors or shareholders for approval even if such contract or transaction is one that the ordinary course of the Company's business would not require approval by the Board of Directors or shareholders.

(a) Subject to the provisions of any unanimous shareholder agreement, the remuneration of the directors may from time to time be determined by the directors themselves, and such remuneration may be in addition to any reimbursement for travel and other expenses.

(b) The directors may, at their discretion and subject to the provisions of any unanimous shareholder agreement or By-Laws or the CBCA, authorize the Company to borrow any sum of money or incur indebtedness for the purpose of the Company and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors think fit.

(c) There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

(d) A director is not required to hold a share in the capital of our company as qualification for his office.

With respect to the above noted matters, there are generally no significant differences between Canadian and U.S. law.

Rights, Preference and Restrictions

Common Shares

All of the authorized common shares of the Company, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. The Company's By-Laws do not provide for cumulative voting.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by our company while there is any arrearage in the payment of dividends or sinking fund installments.

With respect to the rights, preferences and restrictions attaching to the Company's common shares, there are generally no significant differences between Canadian and United States law as the board of directors, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of a company's shares.

Changes to Common Shares

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are contained in the CBCA. The CBCA requires approval by a special resolution (i.e. approved by at least two-thirds of then votes cast at a meeting of the shareholders of our company or consented to in writing by each of our shareholders) of our company's shareholders in order to effect any of the following changes:

a) change any maximum number of shares that the Company is authorized to issue;

b)       create new classes of shares;

c) reduce or increase its stated capital, if its stated capital is set out in the articles;

d) change the designation of all or any of its shares and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;

e) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series;

f) divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions therof;

g) authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions therof;

h) authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series;

i)       revoke, diminish or enlarge any authority conferred under paragraphs
         (g) and (h); and

j) add, change or remove restrictions on the issue, transfer or ownership of shares.

Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings (an "AGM") must be held once every financial year, within 15 months of the previous AGM. If the Company fails to hold an AGM, the Supreme Court of British Columbia may, on the application of a director or shareholder of the Company, call or direct an AGM. Under the CBCA, we must give our shareholders written notice of an AGM not less than 21 days before the AGM is to be held.

Our directors may, whenever they think fit, convene an Extraordinary General Meeting (an "EGM").

An AGM or EGM may also be requisitioned by one or more shareholders of our company so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an EGM. After receiving such requisition, our directors must within 21 days call the meeting.

All shareholders entitled to attend and vote at an AGM or an EGM will be admitted to the meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder votings and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call a AGM or EGM, there are generally no material differences between Canadian and United States law respecting AGMs and EGMs.

Rights to Own Securities

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by the Company's charter or other constituent documents of the Company on the right of foreigners to hold or vote common shares or other securities of the Company.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of our assets was equal to or greater than a specified amount (the "Review Threshold"), which published by the Minister after its determination for any particular year. The Review Threshold is currently $192 million for the year 2000.

Change in Control

There are no provisions in the Company's By-Laws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The CBCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our Articles or Bylaws or in the CBCA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that the Company disclose, in its annual general meeting proxy statement, holders who beneficially own more than 10% of the Company's issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Annual Report of Form 20-F, holders who own more than 5% of a company's issued and outstanding shares.

Changes in the Capital of our Company

There are no conditions imposed by our By-Laws which are more stringent than those required by the CBCA.

C.       MATERIAL CONTRACTS

The Company has entered into the following material contracts in the past year:

1.   Settlement Agreement with Cavio dated May 17, 2002.

2.   Purchase and Sale Agreement with Hawkeye Drilling Co., dated March 25,
     2003.

3. Registration Rights Agreement, dated April 1, 2003, among the Company, Hawkeye Drilling Co. and Whitney J. Pansano.
D.   EXCHANGE CONTROLS

Except as discussed in Item E below, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of Common Shares. The Company is not aware of any limitations on the right of non-Canadian owners to hold or vote Common Shares imposed by Canadian federal or provincial law or by the Company.

The Investment Canada Act (the "Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The Act provides, among other things, for a review of an investment in the event of acquisition of control in certain Canadian businesses in the following circumstances:

(a) if the investor is a non-Canadian and is not a resident of a World Trade Organization ("WTO") country, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000;

(b) if the investor is a non-Canadian and is a resident of a WTO member, any direct acquisition having an asset value exceeding $168,000,000, unless the business is involved in uranium production, financial services, transportation services or a cultural business.

An indirect acquisition of control by an investor who is a resident of a WTO country is not reviewable unless the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction, or the business is involved in uranium production, financial services, transportation services or a cultural business. The United States has been a member of the WTO since January 1, 1995.

The Act provides that a non-Canadian investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a "control person", and that a non-Canadian investor holding greater than 1/3 but less than 2 of the issued and outstanding capital of a Canadian corporation is deemed to be a control person subject to a reputable presumption to the contrary (i.e. providing evidence of another control person or control group holding a greater number of shares).

The Act requires notification where a non-Canadian acquires control, directly or indirectly, of a Canadian business with assets under the thresholds for reviewable transaction. The notification process consists of filing a notification within 30 days following the implementation of an investment.

E.       TAXATION

CANADIAN FEDERAL INCOME TAXATION

The following is a summary of the material Canadian federal income tax considerations generally applicable to purchasers of the Common Shares who, for purposes of the Income Tax Act (Canada) and Income Tax Regulations (collectively, the "Canadian Act") deal at arm's length with the Company, hold Common Shares as capital property, are not residents of Canada at any time when holding Common Shares, do not have a permanent establishment in Canada, do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Shares of the Company that are effectively connected with an insurance business carried on in Canada. Such a purchaser is referred to in this discussion as a "shareholder". It is recommended that any shareholder seeking to purchase Common Shares should obtain independent legal advice with respect to any tax consequences.

This summary is based on the current provision of the Canadian Act and the Canada-United States Income Tax Convention, (1980) (the "Treaty"), as amended. This summary takes into account specific proposals to amend the Canadian Act publicly announced by the Minister of Finance prior to the date hereof and the Company's understanding of the current published administrative and assessing practices of Revenue Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Shares unless such shares are "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable income tax convention . The Common Shares will not be taxable Canadian property to a shareholder provided that the Company is listed on a prescribed Canadian or foreign stock exchange within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm's length (within the meaning of the Canadian
Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. The Company is currently not listed on a prescribed exchange, as the Over the Counter Bulletin Board has not been prescribed for this purpose. Accordingly, shares of the Company would constitute taxable Canadian property to a shareholder. The Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax on any gain realized in respect of a disposition of shares of the Company provided that the value of such shares is not derived principally from direct or indirect real property interests (including resource property) situated in Canada.

Under the Canadian Act, a disposition of shares that constitute taxable Canadian property will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of any cost of disposition, exceeds (or is less than) the adjusted cost base of such shares to the shareholder. Generally, one half of any capital gain realized by the shareholder on a disposition or deemed disposition of such shares is included in computing his Canadian income for that year as a taxable capital gain. One half of any capital loss realized by a shareholder on a disposition or deemed disposition of such a share in a taxable year may generally be deducted from his Canadian taxable capital gains for that year.

Under the Canadian Act, the disposition of a share by a shareholder may occur or be deemed to occur in a number of circumstances including on sale or gift of such share or upon the death of the shareholder.

The initial adjusted cost base of a share to a shareholder will be the cost to him of that share. Under the Canadian Act, certain addition or reduction adjustments may be required to be made to the cost base of a share. The adjusted cost base of each share of a corporation owned by a shareholder at any particular time will be the average adjusted cost base to him of all shares of the same class of that corporation owned by him at that time.

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to or for the benefit of a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and are further reduced to 5% if the beneficial owner of the shares is a corporation that is a resident of the United States for purposes of the Treaty owning at least 10% of the voting shares of the Company.


F.       DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.       STATEMENT BY EXPERTS

Not Applicable.

H.       DOCUMENTS ON DISPLAY

The documents concerning the Company may be viewed at Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada V6Z 2X2, during normal business hours.

I.       SUBSIDIARY INFORMATION

Not Required.



ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There are no additional forms of market risk that apply to the Company beyond currency and interest rate fluctuations.



ITEM12        DESCRITPION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.





                                     PART II



ITEM 13. DEFAULTS, DIVIDENDS,  ARREARAGES AND DELINQUENCIES

None



ITEM 14 MATERIAL MODIFICATONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None



ITEM 15

[RESERVED]



ITEM 16

[RESERVED]



                                    PART III

ITEM 17.          FINANCIAL STATEMENTS


See "Item 19. Exhibits" for a list of those Financial Statements of the Company included in this report.


ITEM 18.          FINANCIAL STATEMENTS

Not Applicable.


ITEM 19.          EXHIBITS

(a) INDEX TO FINANCIAL STATEMENTS

                  (a) Audited Statement of Financial Position of the Company as at December 31, 2002 and 2001.
                                   - Auditors Report - Consolidated Balance
                                   Sheets as at December 31, 2002 and 2001 -
                                   Consolidated Statement of Operations and
                                   Deficit for the years ended December
                                     31, 2002, 2001 and 2000
                                   - Consolidated Statement of Stockholders
                                   Equity (Deficiency) - Consolidated Statement
                                   of Cash Flow for the years ended December 31,
                                   2002 and
                                     2001
                  - Notes to Consolidated Financial Statements

(b)               EXHIBITS

1(i) Certificate of Incorporation of the Company dated October 30, 1997.* 1(ii) Certificate of Name Change.*
1(iii) Articles of the Company.* 1(iv) By-laws of the Company.* 2(i) Specimen Common Share Certificate.*

2(ii) Registration Rights Agreement dated April 1, 2003 between the Company, Hawkeye Drilling and Whitney Pansano.

3(i)              Agreement dated April 12, 2000 between the Company and Scott
                  Doiron.* 3(ii) Agreement dated April 12, 2000 between the
                  Company and Mediapros, LLC.* 3(iii) Lease Indenture dated
                  March 15, 2000 between the Company and Firwood Land & Trading
                  Company
                  Limited.*
3(iv)             Settlement Agreement with Cavio dated May 17, 2002.*

3(v) Acquisition Agreement with the shareholders of VCL dated October 15, 2001 to acquire 100% of the issued and outstanding shares of VCL.*

3(vi) Purchase and Sale Agreement with Hawkeye Drilling dated March 25, 2003. 4(i) 2002 Stock Option Plan*
4(ii)             2002 Supplementary Stock Option Plan* 4(iii) 2003 Consultant
                  Stock Plan*

*  Previously filed.

                                   SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                           UNIVERSAL DOMAINS INCORPORATED
                           (Company)




                           /s/ Alan Brown
                           ALAN BROWN
                           President and Director


DATED on the 18h day of August, 2003

                                 CERTIFICATIONS

I, Alan Brown, certify that;

1. I have reviewed this annual report on Form 20-F of Universal Domains Incorporated

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other facts that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 18, 2003


/s/ Alan Brown
------------------------
Alan Brown, Chief Executive Officer, Chief Financial Officer, President &
Director

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                                   PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I, Alan Brown, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Universal Domains Incorporated for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Universal Domains Incorporated.

By:                /s/ Alan Brown
                  -----------------------------------------------

Name:             Alan Brown

Title:            Chief Executive Officer

Date:             August 18, 2003



I, Alan Brown, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Universal Domains Incorporated for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Universal Domains Incorporated.

By:                   /s/ Alan Brown
                  -----------------------------------------------

Name:             Alan Brown

Title:            Chief Financial Officer

Date:             August 18, 2003

         EXHIBITS



1(i)              Certificate of Incorporation of the Company dated October 30,
                  1997*

1(ii)             Certificate of Name Change*

1(iii)            Articles of the Company*

1(iv)             By-laws of the Company*

2(i)              Specimen Common Share Certificate*

2(ii) Registration Rights Agreement dated April 1, 2003 between the Company, Hawkeye Drilling and Whitney Pansano.

3(i)              Agreement dated April 12, 2000 between the Company and Scott
                  Doiron.*

3(ii)             Agreement dated April 12, 2000 between the Company and
                  Mediapros, LLC.*

3(iii) Lease Indenture dated March 15, 2000 between the Company and Firwood Land & Trading Company Limited.*

3(iv)             Settlement Agreement with Cavio dated May 17, 2002.*

3(v) Acquisition Agreement with the shareholders of VCL dated October 15, 2001 to acquire 100% of the issued and outstanding shares of VCL.*

3(vi)             Purchase and Sale Agreement with Hawkeye Drilling dated March
                  25, 2003.

4(i)              2002 Stock Option Plan*

4(ii)             2002 Supplementary Stock Option Plan*

4(iii)            2003 Consultant Stock Plan*


*  Previously Filed