Form 20-F/A
period 2002-12-31
UNIVERSAL DOMAINS INC
filed 2003-08-20
CIK 1072772

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                  Amendment #1

(Mark One)

     [ ] ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
   Title of each Class             Name of each exchange on which registered
   -------------------             -----------------------------------------
         None
--------------------------      ------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                  Common Shares
                                  -------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                 Not Applicable
                                 --------------
                                (Title of Class)

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

          Yes  X    No
             -----    -----

Indicate by check mark which financial statement item the Registrant has elected to follow.

          Item 17  X    Item 18
                 -----         -----

NOTE REGARDING FORWARD LOOKING STATEMENTS
-----------------------------------------

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

                                TABLE OF CONTENTS
                                -----------------

Part I                                                                  Page No
------                                                                  -------

Item 1.    Identity of Directors, Senior Management and Advisers.............5

Item 2.    Offer Statistics and Expected Timetable...........................5

Item 3.    Key Information...................................................5

Item 4.    Information on the Company........................................9

Item 5.    Operating and Financial Review and Prospects.....................13

Item 6.    Directors, Senior Management and Employees.......................15

Item 7.    Major Shareholders and Related Party Transactions................17

Item 8.    Financial Information............................................18

Item 9.    The Offer and Listing............................................19

Item 10.   Additional Information...........................................20

Item 11.   Quantitative and Qualitative Disclosure About Market Risk........26

Item 12.   Description of Securities Other Than Equity Securities...........27


Part II
-------

Item 13.   Defaults, Dividends Arrearages and Delinquencies.................27

Item 14.   Material Modifications to the Rights of Security Holders
           and Use of Proceeds..............................................27

Item 15.   [Reserved].........................................................

Item 16.   [Reserved].........................................................


Part III
--------

Item 17.   Financial Statements.............................................28

Item 18.   Financial Statements.............................................28

Item 19.   Exhibits.........................................................28
                    (a)  Index to Financial Statements
                    (b)  Exhibits

                                     PART I
                                     ------


ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
---------------------------------------------------------------

Not Applicable.


ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE
-------------------------------------------------

Not Applicable.


ITEM 3    KEY INFORMATION
-------------------------

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

                SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S
                              FINANCIAL STATEMENTS
                              --------------------

                          Dec. 31, 1998   Dec. 31, 1999    Dec. 31, 2000   Dec. 31, 2001    Dec. 31, 2002
                          -------------   -------------    -------------    ------------    -------------
OPERATING DATA:
---------------
Revenue                              $0              $0               $0              $0               $0
Gross Profit                          0               0                0               0                0
Net Income (Loss)               (7,020)        (423,152)      (1,945,677)     (1,382,564)        (204,603)
Income (Loss) per share         ($0.01)          ($0.08)          ($0.18)         ($0.09)         ($0.001)

BALANCE SHEET DATA:
-------------------
Cash                          $ 215,447       $  48,787        $  70,452         $ 1,840        $   3,033
Total Assets                    401,188         144,900          129,206          20,053           38,877
Current Liabilities              84,288         239,431          217,789         473,123           75,850
Long Term Debt                    4,962             408                0               0                0
Total Liabilities                89,250         239,839          217,789         473,123           75,850
Shareholders Equity             311,938         (94,939)         (88,583)       (453,070)         (36,973)
(Deficiency)

CURRENCY AND EXCHANGE RATES
---------------------------

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

                             2002        2001       2000        1999       1998
                        ----------  ----------  ---------  ----------  ---------
     End of period       1.5713        1.5519     1.4871      1.4827     1.4894

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$").

                                       High               Low
                                       ----               ---
     July 2003                        1.4188             1.333
     June 2003                        1.3781             1.3305
     May 2003                         1.4424             1.3403
     April 2003                       1.4940             1.4407
     March 2003                       1.4955             1.4584
     February 2003                    1.5342             1.4871
     January 2003                     1.5800             1.5170

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

As of March 2003, we discontinued our teleconferencing service business and
---------------------------------------------------------------------------
entered the oil and gas business; we may fail in the oil and gas business.
--------------------------------------------------------------------------
Further to an agreement dated March 25, 2003, the Company entered into an agreement with Hawkeye Drilling Co. to acquire an interest in the Puckett Field, an oil and gas producing property. At this time, we discontinued our teleconferencing service business. The teleconferencing service business had been our only source of revenue. The Company has no experience in the oil and gas business and its prospects should be considered very speculative.

Our business will fail if we do not obtain additional financing. We have very
----------------------------------------------------------------
limited current operating funds, and, therefore, we will need to obtain money in order to complete our anticipated operations. Our anticipated operations contemplate significant expenses in connection with the exploration of oil and gas interests. We will also require additional money to sustain our anticipated operations. We do not currently have any arrangements for financing, and we can provide no assurance that we will be able to find such financing. Obtaining additional financing would be subject to a number of factors, including market prices for oil and natural gas, investor acceptance of our operations, and investor sentiment. These factors may make the timing, amount, terms, or conditions of additional financing unavailable to us. We believe the only realistic source of future funds presently available to us is by the sale of equity securities. Any sale of our equity securities will result in dilution to our existing shareholders.

We have only recently commenced oil and gas operations and may not become
-------------------------------------------------------------------------
profitable. The probability of our success is quite speculative, considering the
-----------
problems, expenses, difficulties, complications, and delays encountered in the exploration of the property that we plan to undertake. The potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. We have no history upon which to base any assumption as to the probability that our business will be successful, and we can provide no assurance that we will generate any revenues or achieve profitable operations. If we are unsuccessful in resolving those problems, our business will probably fail.

Our audited financial statements express a going concern caution. Our attached
-----------------------------------------------------------------
financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business. Since we are in the development stage, we have limited capital resources, insignificant revenue and a loss from operations. The appropriateness of using the going concern basis is dependent upon our ability to obtain additional financing or equity capital and, ultimately, to achieve profitable operations. The uncertainty of these conditions raises substantial doubt about our ability to continue as a going concern. Our attached financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company expects to incur increased operating expenses until it achieves
---------------------------------------------------------------------------
revenues. The Company has not achieved profitability. It expects to continue to
---------
incur significant losses for the foreseeable future as it anticipates that it will incur increased operating expenses as it completes the implementation of its business plan.

Our future success will depend on the price of oil and gas. Our revenues will
-----------------------------------------------------------
come from the production and sale of oil and gas. Because the price of oil and gas is very volatile, we may be able to recover it at prices that are greater than our recovery costs. If oil and gas prices go below our costs and expenses of operating our company, we will lose money. Sustained financial losses will force us to cease operations.

Our business may fail if we do not succeed in our efforts to find and develop
-----------------------------------------------------------------------------
oil and gas reserves. Management believes that our future success will depend
---------------------
upon our ability to find, acquire and develop economically recoverable oil and gas reserves. We do not currently have any oil or gas reserves. Any reserves we find and develop will generally decline as they are produced, except to the extent that we conduct revitalization activities, or acquire properties containing proved reserves, or both. To establish and increase reserves and production, we must develop drilling and re-completion programs, identify and produce previously overlooked or bypassed zones in shut-in wells, or undertake other replacement activities. Our current strategy is to increase our reserve base, production and cash flow through the development of oil and gas fields. We will accomplish this with selective acquisitions of promising properties. Despite our efforts, our development and acquisition activities may not result in significant reserves, and we may not be able to discover and produce reserves at economical exploration and development costs. In addition, our exploration costs for additional reserves may increase.

Compliance with governmental regulations can be costly and can limit our planned
--------------------------------------------------------------------------------
operations. We face many state and federal laws, rules and regulations covering
-----------
the safety of our operations, environmental conditions and other facets of our business. These laws, rules and regulations can be expensive and may seriously limit our ability to conduct our intended business operations.

We may not be able to obtain or maintain licenses and permits to explore for oil
--------------------------------------------------------------------------------
and natural gas. Environmental and other government regulations of the federal,
----------------
state, and local agencies having jurisdiction over our business and property may require licenses and permits to drill wells, operate oil and gas properties and conduct our business before permitting our exploration activities. We may not be able to obtain or maintain all necessary or appropriate licenses and permits that may be required to conduct such exploration.

Oil and natural gas exploration, development and production involves many
-------------------------------------------------------------------------
physical hazards. In the course of exploration, development, and production of
-----------------
oil and natural gas properties, several risks and, in particular, unusual geological or unexpected operating conditions, including excessive gas pressures, dry holes, failure of pit walls or dams, fires, and flooding, may occur. Also, we may incur liability as a result of pollution or other incidents. We currently are not insured against such risks. Payment of compensation for obligations resulting from such liability may result in significant costs for us and could harm our business, financial condition, or results of operations.

Our officers and directors may not devote their full time to our operations.
----------------------------------------------------------------------------
Some of our officers and directors are also officers, directors and principal shareholders of other companies. These relationships may give rise to conflicts of interest from time to time. However, in conflict of interest situations, our officers and directors may owe the same duties to another company and its shareholders, and will, therefore, have divided loyalties. Some of our officers and directors may attempt to balance their competing obligations and duties, which may not be possible. Moreover, because of these other affiliations with our competitors, our officers' and directors' other activities will prevent them from devoting their full time to our operations. This will slow our operations and may interfere with our financial results.

Information regarding our future exploration and development activities reflects
--------------------------------------------------------------------------------
our current intent and is subject to change. Whether we continue exploitation or
--------------------------------------------
exploration on our properties will depend on the availability and cost of capital, current and forecasted oil and gas prices, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of other nearby exploration and development projects, and changes in the estimates of the costs to explore, drill, test and complete wells on the leased acres. We will continue to gather data about our proposed plan of operation, and it is possible that additional information may cause us to alter our plan.

Success of the Company will Depend on the Developments of an Active Trading
---------------------------------------------------------------------------
Market. While the Company's common shares ("Common Shares") are included on NASD
-------
Over the Counter Bulletin Board, there can be no assurance that an active trading market for the Common Shares will continue. In the absence of such a market, investors may be unable to readily liquidate their investment in the Common Shares. The market for equity securities in general has been volatile and the trading price of the Common Shares could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets or the oil and gas industry and other factors that may be unrelated to the Company's performance.

Low-Priced Stocks Subject to Greater Disclosure Requirements. The Securities and
-------------------------------------------------------------
Exchange Commission adopted rules ("Penny Stock Rules") that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on August 15, 2003 was $0.012. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.


ITEM 4    INFORMATION ON THE COMPANY
------------------------------------

A.   HISTORY AND DEVELOPMENT OF THE COMPANY
     --------------------------------------

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

The Company was previously involved in the food and beverage retail business ("the Food Retail Business"). Prior to December 31, 2001 the Company discontinued its Food Retail Business Operations. The Company commenced a domain registration business upon the acquisition on April 12, 2000 of the licence rights to a domain registration agreement for the ".cc" Internet registration domain. The Company withdrew from the domain registration business during fiscal 2001. In October, 2001 the Company acquired 100% of the issued and outstanding shares of VCL, a teleconferencing services company targeting clients throughout North America. In March 2003, the Company decided to discontinue providing
               -----------------------------------------------------------
teleconferencing services in order to focus on the oil and gas business. See
----------------------------------------------------------------------------
"Description of Business" for further detail.
---------------------------------------------

B.   BUSINESS OVERVIEW
     -----------------

DESCRIPTION OF BUSINESS
-----------------------

a)   PUCKETT FIELD ACQUISITION
------------------------------

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

b)   VCL COMMUNICATIONS CORP.
-----------------------------

Pursuant to an agreement dated October 15, 2001 the Company acquired 100% of the issued and outstanding shares of VCL in consideration for the issue of 5,000,000 shares of common stock of the Company. The closing took place on October 30, 2001. In March 2003, the Company decided to discontinue providing
      -----------------------------------------------------------
teleconferencing services in order to focus on the oil and gas business. See
----------------------------------------------------------------------------
"Description of Business" for further detail.
---------------------------------------------

MARKET
------

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

EFFECTS OF GOVERNMENT REGULATIONS
---------------------------------

OIL AND GAS BUSINESS
--------------------

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

TELECONFERENCING SERVICES BUSINESS
----------------------------------

To date, governmental regulations have not materially restricted use of sales of teleconferencing services. In March 2003, the Company decided to discontinue
                           -------------------------------------------------
providing teleconferencing services in order to focus on the oil and gas
------------------------------------------------------------------------
business. See "Description of Business" for further detail.
-----------------------------------------------------------

ADDITIONAL INFORMATION
----------------------

a)   OIL AND GAS BUSINESS
-------------------------

Competitive Conditions
----------------------

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

b)   TELECONFERENCING SERVICES BUSINESS
---------------------------------------

In March 2003, the Company decided to discontinue providing teleconferencing
----------------------------------------------------------------------------
services in order to focus on the oil and gas business. See "Description of
---------------------------------------------------------------------------
Business" for further detail.
-----------------------------

c)   DOMAIN REGISTRATION BUSINESS
---------------------------------

The Company was previously involved in the domain registration business, however the Company has ceased its involvement in this business sector during the past fiscal year.

d)   FOOD RETAIL BUSINESS
-------------------------

The Company used to hold a 51% interest in Primo's Mexican Specialties Ltd. ("Primo's"), a manufacturer of Mexican specialty foods such as salsa, nacho and tortilla chips. The Company discontinued this operation prior to December 31, 2000 and has disposed of the assets and liabilities of Primo's during 2002.

C.   ORGANIZATIONAL STRUCTURE
     ------------------------

VCL is a 100% owned subsidiary of the Company incorporated under the laws of British Columbia, Canada on February 7, 2000 under the name Esearch Information Corp. On October 3, 2001 it changed its name to VCL Communications Corp. In
                                                                         --
March 2003, the Company decided to discontinue providing teleconferencing
-------------------------------------------------------------------------
services in order to focus on the oil and gas business. See "Description of
---------------------------------------------------------------------------
Business" for further detail.
-----------------------------

The Company used to own a 51% interest in Primo's. The Company discontinued this operation prior to December 31, 2000 and has disposed of the assets and liabilities of Primo's during 2002.

D.   PROPERTY, PLANTS AND EQUIPMENT
     ------------------------------

The Company's principal corporate office is located at Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada. The office is approximately 900 square feet and is leased on a month-to-month basis. The monthly rent on the Vancouver premises is $1,550.00 Cdn.

PUCKETT FIELD
-------------

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


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
------------------------------------------------------

A.   OPERATING RESULTS
     -----------------

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

B.   LIQUIDITY AND CAPITAL RESOURCES
     -------------------------------

As of December 31, 2002 the Company reported a working capital deficiency of US$38,976 and cash of $3,033. The Company's working capital is not sufficient for the Company's present requirements. The Company proposes to meet any further working capital requirements through future equity financing. The Company does not have any current cash flows. The Company will be dependent on future equity financing to create future cash flows. During the year end in December 31, 2002 the Company had no borrowings or long-term debt. As of December 31, 2002 the Company did not have any material commitments for capital expenditures, however, it does have present material commitments for capital expenditures. Specifically, the Company is obligated to pay approximately $200,000 as part of the Puckett Field acquisition and is required to raise up to $500,000 to fund the drilling of wells on the property. The Company anticipates that it will require future equity financings in order to fulfil such commitments.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.
     ----------------------------------------------------

The Company has not undertaken any significant research or development over the past three years.

D.   TREND INFORMATION
     -----------------

Commodity Price Volatility
--------------------------

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

Teleconferencing Services
-------------------------

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

E.   OFF-BALANCE SHEET ARRANGEMENTS.
     -------------------------------

Not applicable.

F.   DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
     --------------------------------------

None.


ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
----------------------------------------------------

A.   DIRECTORS AND SENIOR MANAGEMENT
     -------------------------------

The following table sets forth all directors and executive officers of the Company as of August 18, 2003, with each position and office held by them in the Company, and the period of service as such:

        Name and Position                      Commencement of     Common Shares Held as of
        With the Company             Age           Service              August 18, 2003
--------------------------------  ---------  -------------------  --------------------------
Alan Brown                            36          4/12/2000               10,102,334
Director, President

Cory Mitchell                         33          8/14/2002                   Nil
Director


Mr. Alan Brown - Mr. Brown is the President and a director of the Company. Mr.
--------------
Brown has been the Company accountant for the last four years. Prior to his work with the Company Mr. Brown spent many years advising clients on tax planning and structure.

Mr. Cory Mitchell - Mr. Mitchell is a director of the Company. Mr. Mitchell is
-----------------
an active businessman in areas of construction and finance. He is also an investor and entrepreneur in many start-ups. Resident in Colville, Washington, USA.

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

B.   COMPENSATION
     ------------

The compensation payable to the Company's directors and members of its administrative, supervisory or management bodies is summarized below:

1.   General
     -------

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

2.   Directors and officers of the Company
     -------------------------------------

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

C.   BOARD PRACTICES
     ---------------

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

D.   EMPLOYEES
     ---------

As at December 31, 2002 the Company did not have any full-time employees.

E.   SHARE OWNERSHIP
     ---------------

1. The following table sets forth as of August 18, 2003, information with respect to the total number of Common Shares owned by the Company's directors. The Company does not have any members of administrative, supervisory or management bodies. There is no person known to the Company to be the owner of more than 10% of any class of the Company's voting securities except as set forth below.

Title of Class        Shareholder        Number of Shares        Percent of Class(1)
-----------------  -----------------  ----------------------  -------------------------
Common shares         Alan Brown         10,102,334 Shares           10.56%
                                                 0 Options             0%

Common shares         Cory Mitchell               0 Shares             0%
                                                 0 Options             0%

(1) Based upon 95,694,776 common shares issued and outstanding as at August 18, 2003.

STOCK OPTIONS
-------------

As at August 18, 2003 there were no outstanding options to purchase Common
Shares:

       Optionees              Type of Shares        Number of Shares        Exercise Price        Expiry Date
                                 Optioned               Optioned
-------------------------  --------------------  ----------------------  --------------------  -----------------
Directors and Officers              Nil                   Nil                     Nil                 N/A
Persons other than                  Nil                   Nil                     Nil                 N/A
Directors and Officers


ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
-----------------------------------------------------------

A.   MAJOR SHAREHOLDERS
     ------------------

The following persons known to the Company to own more than 5% of the Company's voting securities as at August 18, 2003:

Name                         Number of Shares        % of Class
----------------------  ----------------------  ----------------
Whitney Pansano                     5,000,000              5.22
Keith Robertson                     5,766,955              6.03

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

B.   RELATED PARTY TRANSACTIONS
     --------------------------

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


ITEM 8    FINANCIAL INFORMATION
-------------------------------

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
     -------------------------------------------------------

The Company's financial statements, included as an exhibit to this Annual Report, are incorporated into this Annual Report by reference.

LEGAL PROCEEDINGS
-----------------

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

DIVIDENDS
---------

The Company has not and does not currently intend to pay any dividends on any of its shares. The Company intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the board of Directors of the basis of earnings, financial requirements and other relevant factors.

B.   SIGNIFICANT CHANGES
     -------------------

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

4. In March 2003, the Company decided to discontinue providing tele-conferencing services in order to focus on the oil and gas business. See "Description of Business" for further detail.


ITEM 9    THE OFFER AND LISTING
-------------------------------

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the NASD over the counter Bulletin Board.

Price History of Company's Common Stock

Annual                             High $               Low $
------                             ------               -----
1999                                6.18                1.02
2000                                1.25                0.13
2001                                0.76                0.02
2002                                0.06                0.02
Quarterly
---------
1999
July-Sept.                          6.18                0.63

Oct.-Dec.                           4.16                1.02
2000
Jan.-Mar.                           1.06                0.88
April-June                          1.53                0.21
July-Sept.                          1.25                0.70
Oct.-Dec.                           0.90                0.13
2001
Jan.-Mar.                           0.38                0.13
April-June                          0.76                0.09
July-Sept.                          0.38                0.02
Oct.-Dec.                           0.41                0.04
2002
Jan.-Mar.                           0.09                0.04
April-June                          0.06                0.02
July-Sept.                          0.03                0.01
Oct.-Dec.                           0.06                0.02
Monthly
-------
Jan. 2003                           0.04                0.01
Feb. 2003                           0.02                0.01
Mar. 2003                           0.04                0.00
Apr. 2003                           0.05                0.03
May 2003                            0.04                0.02
June 2003                           0.04                0.02
July 2003                           0.02                0.02

The shares of the Company commenced trading on the NASD over the counter Bulletin Board on July 12, 1999.

Markets
-------

The Company's Common Shares are listed for trading on the NASD Over the Counter Bulletin Board.


ITEM 10   ADDITIONAL INFORMATION
--------------------------------

A.   SHARE CAPITAL
     -------------

Not Applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION
     --------------------------------------

Directors
---------

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

Rights, Preference and Restrictions
-----------------------------------

Common Shares
-------------

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

Changes to Common Shares
------------------------

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

Annual General Meetings and Extraordinary General Meetings
----------------------------------------------------------

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

Rights to Own Securities
------------------------

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

Change in Control
-----------------

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

Ownership Threshold
-------------------

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

Changes in the Capital of our Company
-------------------------------------

There are no conditions imposed by our By-Laws which are more stringent than those required by the CBCA.

C.   MATERIAL CONTRACTS
     ------------------

The Company has entered into the following material contracts in the past year:

1.   Settlement Agreement with Cavio dated May 17, 2002.

2.   Purchase and Sale Agreement with Hawkeye Drilling Co., dated March 25,
     2003.

3. Registration Rights Agreement, dated April 1, 2003, among the Company, Hawkeye Drilling Co. and Whitney J. Pansano.

D.   EXCHANGE CONTROLS
     -----------------

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

The Investment Canada Act (the "Act") governs acquisitions of Canadian business
    ---------------------
by a non-Canadian person or entity. The Act provides, among other things, for a review of an investment in the event of acquisition of control in certain Canadian businesses in the following circumstances:

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

E.   TAXATION
     --------

CANADIAN FEDERAL INCOME TAXATION
--------------------------------

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

F.   DIVIDENDS AND PAYING AGENTS
     ---------------------------

Not Applicable.

G.   STATEMENT BY EXPERTS
     --------------------

Not Applicable.

H.   DOCUMENTS ON DISPLAY
     --------------------

The documents concerning the Company may be viewed at Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada V6Z 2X2, during normal business hours.

I.   SUBSIDIARY INFORMATION
     ----------------------

Not Required.


ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------

There are no additional forms of market risk that apply to the Company beyond currency and interest rate fluctuations.

ITEM 12   DESCRITPION OF SECURITIES OTHER THAN EQUITY SECURITIES
----------------------------------------------------------------

Not Applicable.



                                     PART II
                                     -------


ITEM 13.  DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES
-----------------------------------------------------------

None


ITEM 14   MATERIAL MODIFICATONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
----------------------------------------------------------------------------
          PROCEEDS
          --------

None


ITEM 15
-------

[RESERVED]


ITEM 16
-------

[RESERVED]

                                    PART III
                                    --------

ITEM 17.  FINANCIAL STATEMENTS
------------------------------

See "Item 19. Exhibits" for a list of those Financial Statements of the Company included in this report.


ITEM 18.  FINANCIAL STATEMENTS
------------------------------

Not Applicable.


ITEM 19.  EXHIBITS
------------------

(a)       INDEX TO FINANCIAL STATEMENTS
          -----------------------------

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

(b)       EXHIBITS
          --------

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

                                   SIGNATURES
                                   ----------

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


                           UNIVERSAL DOMAINS INCORPORATED
                           (Company)


                           /s/ ALAN BROWN

                           ALAN BROWN
                           President and Director


DATED on the 18th day of August, 2003

                                 CERTIFICATIONS
                                 --------------

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


Date: August 18, 2003

/s/ Alan Brown
---------------------
Alan Brown, Chief Executive Officer,
Chief Financial Officer, President & Director

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

By:
                  /s/ Alan Brown
                  ----------------------------------

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

By:
                  /s/ Alan Brown
                  ----------------------------------

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

3(v) Acquisition Agreement with the shareholders of VCL dated October 15, 2001 to acquire 100% of the issued and outstanding shares of VCL.*

3(vi)     Purchase  and Sale  Agreement  with Hawkeye  Drilling  dated March 25,
          2003.

4(i)      2002 Stock Option Plan*

4(ii)     2002 Supplementary Stock Option Plan*

4(iii)    2003 Consultant Stock Plan*


*  Previously Filed

                         UNIVERSAL DOMAINS INCORPORATED


                        CONSOLIDATED FINANCIAL STATEMENTS


                           DECEMBER 31, 2002 AND 2001
                            (Stated in U.S. Dollars)

                                                           M O R G A N
                                                           &
                                                           C O M P A N Y
                                                           CHARTERED ACCOUNTANTS


                                AUDITORS' REPORT
                                ----------------



To the Shareholders
Universal Domains Incorporated


We have audited the consolidated balance sheets of Universal Domains Incorporated as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit, stockholders' equity, and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and cash flows for the years ended December 31, 2002 and 2001, in accordance with U.S. generally accepted accounting principles applied on a consistent basis.


Vancouver, Canada.                                         "Morgan & Company"

August 15, 2003                                            Chartered Accountants


              Comments by Independent Auditors for U.S. Readers on
              ----------------------------------------------------
                        Canada - U.S. Reporting Conflict
                        --------------------------------

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those described in
Note 1 of the consolidated financial statements. Our report to the shareholders, dated August 15, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the Auditors' Report when the uncertainty is adequately disclosed in the financial statements.


Vancouver, Canada                                          "Morgan & Company"

August 15, 2003                                            Chartered Accountants

Tel: (604) 687-5841           MEMBER OF            P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075            [LOGO]       Suite 1488 - 700 West Georgia Street
www.morgan-cas.com              ACPA                    Vancouver, B.C.  V7Y 1A1
                            INTERNATIONAL

                         UNIVERSAL DOMAINS INCORPORATED

                           CONSOLIDATED BALANCE SHEETS
                            (Stated in U.S. Dollars)



                                                                          DECEMBER 31
                                                                    2002                2001
--------------------------------------------------------------------------------------------------

ASSETS

Current
     Cash                                                     $        3,033      $        1,840
     Accounts receivable                                              31,508               3,356
     Advances receivable                                               2,333              10,000
                                                              ------------------------------------
                                                                      36,874              15,196
Capital Assets (Note 3)                                                2,003               4,857
                                                              ------------------------------------

                                                              $       38,877      $       20,053
==================================================================================================

LIABILITIES

Current
     Accounts payable and accrued liabilities                 $       53,134      $      215,018
     Advances payable                                                 22,716             258,105
                                                              ------------------------------------
                                                                      75,850             473,123
                                                              ------------------------------------

SHAREHOLDERS' DEFICIENCY

Share Capital
     Authorized:
         An unlimited number of common shares without par
            value
     Issued and outstanding:
         49,194,778 shares at December 31, 2002 and
         19,862,442 shares at December 31, 2001                    3,850,144           3,234,221

Contributed Surplus                                                   56,800              56,800

Deficit                                                           (3,963,752)         (3,759,149)

Cumulative Translation Adjustment                                     19,835              15,058
                                                              ------------------------------------
                                                                     (36,973)           (453,070)
                                                              ------------------------------------

                                                              $       38,877      $       20,053
==================================================================================================

                         UNIVERSAL DOMAINS INCORPORATED

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                            (Stated in U.S. Dollars)

---------------------------------------------------------------------------------------------
                                                               YEARS ENDED DECEMBER 31
                                                               2002                2001
---------------------------------------------------------------------------------------------

Sales                                                    $            -      $            -
                                                         ------------------------------------

Expenses
     Acquisition costs                                                -                   -
     Advertising and promotion                                    1,536               1,921
     Amortization                                                 1,055               1,349
     Bank charges and interest                                    2,292               1,024
     Bad debts                                                      -                68,779
     Conference service                                             -                   -
     Computer development costs                                     -                 2,317
     Consulting                                                 154,690             155,273
     Filing and transfer fees                                       127               4,767
     Office supplies and sundry                                   3,192               5,472
     Professional fees                                           46,193              60,578
     Rent and utilities                                           6,796              26,962
     Telephone                                                    5,494              13,476
     Travel                                                       3,088                 602
                                                         ------------------------------------

Loss Before The Following                                      (224,463)           (342,520)

Write Off Of Goodwill                                                 -          (1,000,000)
                                                         ------------------------------------

Loss From Continuing Operations                                (224,463)         (1,342,520)

Discontinued Operations                                          19,860             (40,044)
                                                         ------------------------------------

Loss For The Year                                              (204,603)         (1,382,564)

Deficit, Beginning Of Year                                   (3,759,149)         (2,376,585)
                                                         ------------------------------------

Deficit, End Of Year                                     $   (3,963,752)     $   (3,759,149)
=============================================================================================

Loss Per Share
     Continuing operations                               $        (0.01)     $         0.09
     Loss for the year                                   $       (0.001)     $        (0.09)
=============================================================================================

Weighted Average Number Of Common Shares
  Outstanding                                                26,414,194          15,835,045
=============================================================================================

Comprehensive Income
     Loss for the year                                   $     (204,603)     $   (1,382,564)
     Foreign currency translation adjustment                      4,777              18,077
                                                         ------------------------------------

Total Comprehensive Income (Loss)                        $     (199,826)     $   (1,364,487)
=============================================================================================

                         UNIVERSAL DOMAINS INCORPORATED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Stated in U.S. Dollars)



                                                                        YEARS ENDED
                                                                        DECEMBER 31
                                                                  2002                2001
------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities
     Loss on continuing operations                          $     (224,463)     $   (1,342,520)

Adjustments To Reconcile Loss To Net Cash Used By
  Operating Activities
     Stock issued for other than cash                               69,000                   -
     Write off of goodwill                                           1,055           1,000,000
     Amortization                                                  (28,152)              1,349
     Change in accounts receivable                                       -              (3,356)
     Change in prepaid expenses                                      7,667               3,100
     Advances receivable                                                 -             (10,000)
     Change in accounts payable and accrued liabilities             34,191             110,110
                                                            ------------------------------------
Net Cash Used In Operating Activities                             (140,702)           (241,317)
                                                            ------------------------------------
Cash Flows From Financing Activity
     Loan advances, net                                             82,456             156,370
                                                            ------------------------------------
Cash Flows From Investing Activity
     Purchase of capital assets                                          -              (2,248)
                                                            ------------------------------------

Discontinued Operations                                             54,662                 506
                                                            ------------------------------------

Effect Of Exchange Rate Changes On Cash                              4,777              18,077
                                                            ------------------------------------

Net Increase (Decrease) In Cash                                      1,193             (68,612)

Cash, Beginning Of Year                                              1,840              70,452
                                                            ------------------------------------

Cash, End Of Year                                           $        3,033      $        1,840
================================================================================================


Supplementary Cash Flow Information
     Investing Activities
         Shares issued for acquisition of VCL
           Communications Corp.
                                                            $            -      $    1,000,000
         Shares issued for accounts and advances payable    $      546,923      $            -
         Shares issued for services                         $       69,000      $            -
================================================================================================

                         UNIVERSAL DOMAINS INCORPORATED

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                DECEMBER 31, 2002
                            (Stated in U.S. Dollars)



                                                   COMMON STOCK
                                            --------------------------
                                               NUMBER                                     CUMULATIVE       RETAINED
                                                 OF                       CONTRIBUTED     TRANSLATION      EARNINGS
                                               SHARES         AMOUNT        SURPLUS       ADJUSTMENT      (DEFICIT)        TOTAL
                                            ----------------------------------------------------------------------------------------

Balance, December 31, 2000                    14,862,442   $ 2,234,221   $      56,800   $      (3,019)  $ (2,376,585)  $   (88,583)

Issuance of common stock                       5,000,000     1,000,000               -               -              -     1,000,000
Translation adjustment                                 -             -               -          18,077              -        18,077
Loss for the year                                      -             -               -               -     (1,382,564)   (1,382,564)
                                            ----------------------------------------------------------------------------------------

Balance, December 31, 2001                    19,862,442     3,234,221          56,800          15,058     (3,759,149)     (453,070)

Issuance of common stock                               -             -               -               -              -             -
Issued for advances and accounts payable      27,032,336       546,923               -               -              -       546,923
Issued for services                            2,300,000        69,000               -               -              -        69,000
Translation adjustment                                 -             -               -           4,777              -         4,777
Loss for the year                                      -             -               -               -       (204,603)     (204,603)
                                            ----------------------------------------------------------------------------------------

Balance, December 31, 2002                    49,194,778   $ 3,850,144   $      56,800   $      19,835   $ (3,963,752)  $   (36,973)
                                            ========================================================================================

                         UNIVERSAL DOMAINS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001
                            (Stated in U.S. Dollars)


1.   OPERATIONS AND GOING CONCERN
---------------------------------

     a)   Operations

          During 2002, the Company was in the teleconferencing services business. In March 2003, it discontinued the operations and commenced operations as an oil and gas company. The results of the Company's teleconferencing business have been recorded in discontinued operations in the financial statements for the year ended December 31, 2002.

     b)   Going Concern

          These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. During the year ended December 31, 2002, the Company incurred a loss of $204,603, and as at December 31, 2002, the Company has a shareholder's deficiency of $36,973, and a working capital deficit of $38,976. The Company's ability to continue its operations on a going concern basis is dependent upon obtaining additional financing and the support of creditors. There is no assurance that the Company will be successful in achieving any or all of these objectives over the coming year. These financial statements do not give effect to any adjustments that would be necessary should the Company be unable to continue as a going concern.


2.   SIGNIFICANT ACCOUNTING POLICIES
------------------------------------

     a)   Consolidation

          These financial statements include the accounts of the Company and its subsidiary, VCL Communications Corp., (100% owned) incorporated in British Columbia, Canada.

     b)   Capital Assets and Amortization

          Capital assets are recorded at cost and amortized over their economic lives as follows:

                  Computer equipment           30% declining balance basis
                  Equipment and fixtures       20% declining balance basis
                  Leasehold improvements       Lease term

                         UNIVERSAL DOMAINS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001
                            (Stated in U.S. Dollars)


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
------------------------------------------------

     c)   Income Taxes

          The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

     d)   Stock Based Compensation

          The Company measures compensation cost for stock based compensation using the intrinsic value method of accounting as prescribed by A.P.B. Opinion No. 25 - "Accounting for Stock Issued to Employees". The Company has adopted those provisions of Statement of Financial Accounting Standards No. 123 - "Accounting for Stock Based Compensation", which requires disclosure of the pro-forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

     e)   Foreign Currency Translation

          The Company's operations are located in Vancouver, Canada and its functional currency is the Canadian dollar. The financial statements have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the Company's financial statements are included as a separate component of shareholders' equity.

     f)   Financial Instruments

          The  Company's   financial   instruments  consist  of  cash,  accounts
          receivable, accounts payable, and advances payable.

          Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

                         UNIVERSAL DOMAINS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001
                            (Stated in U.S. Dollars)


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
------------------------------------------------

     g) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

          The Company reviews long-lived assets and including identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     h)   Comprehensive Income (Loss)

          The  Company  has  adopted  SFAS No.  130 -  "Reporting  Comprehensive
          Income".   SFAS  No.  130  establishes  standards  for  reporting  and displaying comprehensive income (loss) and its components.

     i)   Loss Per Share

          The loss per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted loss per share is not presented as the result is anti-dilutive.

     j)   Recent Accounting Pronouncements

          In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for
          Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company adopted SFAS No. 146 on January 1, 2003, and its impact did not have a material effect on the Company's results of operations or financial position.

                         UNIVERSAL DOMAINS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001
                            (Stated in U.S. Dollars)


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
------------------------------------------------

     j)   Recent Accounting Pronouncements (Continued)

          In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The disclosure provisions of SFAS No. 148 are effective for financial statements for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 148 on January 1, 2003, and its impact did not have a material effect on the Company's results of operations or financial position.

          In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

                         UNIVERSAL DOMAINS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001
                            (Stated in U.S. Dollars)


3.   CAPITAL ASSETS
-------------------

                                                   2002                       2001
                                  --------------------------------------   ----------
                                               ACCUMULATED    NET BOOK      NET BOOK
                                     COST      AMORTIZATION     VALUE        VALUE
                                  --------------------------------------   ----------

     Computer equipment           $   7,520    $   5,517    $   2,003    $   3,058
     Equipment and fixtures               -            -            -        1,511
                                  --------------------------------------   ----------

                                  $   7,520    $   5,517    $   2,003    $   4,857
                                  ======================================   ==========


4.   STOCK OPTIONS
------------------

     i)   As at December 31, 2002, there are no stock options outstanding.

          A summary of changes in stock options for the years ended December 31, 2002 and 2001 is as follows:

                                                                    WEIGHTED
                                                   NUMBER           AVERAGE
                                                     OF             EXERCISE
                                                   SHARES            PRICE
                                               --------------------------------

          Balance, December 31, 2000                 720,000     $        0.50

          Granted                                   1,250,000             0.20
          Cancelled                                (1,170,000)            0.38
                                               --------------------------------

          Balance, December 31, 2001                  800,000             0.20

          Granted                                  11,800,000            0.005
          Cancelled                                  (800,000)            0.20
          Exercised                               (11,800,000)           0.005
                                               --------------------------------

          Balance, December 31, 2002                        -    $           -
                                               ================================

          On March 14, 2002, the Company granted stock options to directors and employees to purchase a total of 3,000,000 common shares at a price of $0.03 per share up to April 30, 2002. A total of $69,000 was recorded as compensation, and $21,000 was charged to advances due to a director on the exercise of these options.

          On October 8, 2002, the Company granted non-qualified stock options to consultants to purchase up to 5,800,000 common shares at a price of $0.007 up to October 3, 2007. A total of $40,600 was recorded as compensation expense on the granting of the stock options. All options were exercised prior to December 31, 2002.

                         UNIVERSAL DOMAINS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001
                            (Stated in U.S. Dollars)


4.   STOCK OPTIONS (Continued)
------------------------------

     ii) For purposes of pro-forma disclosures, the options estimated fair values are amortized to expense over the options vesting periods. The fair value for the options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002 and 2001: risk free rate of 5.25%; no dividends; volatility factor of the expected life of the Company's common stock of 147%; and a weighted average expected life of the options granted in each year of 1 year. The Company's pro-forma information follows:

                                                    2002              2001
                                               --------------------------------

          Pro-forma loss for the year          $      204,603    $  (1,506,895)
                                               ================================

          Pro-forma loss per share             $        (0.01)   $       (0.10)
                                               ================================


5.   DISCONTINUED OPERATIONS
----------------------------

     a) During the year ended December 31, 2002, the net assets of the Company's former subsidiary, Primo's Mexican Specialties Ltd., were disposed resulting in a gain on discontinued operations of $80,990.

     b) By an agreement, dated October 15, 2001, the Company acquired 100% of the issued and outstanding shares of VCL Communications Corp. for consideration of the issue of 5,000,000 common shares of the Company. All consideration, totalling $1,000,000, has been allocated to goodwill and charged to operations in 2001.

          In March 2003, the Company discontinued the operations of VCL Communications Corp. ("VCL"). The results of operations of VCL for the year ended December 31, 2002 are included in discontinued operations and consist of the following items:

          Revenue                                                $      94,851
                                                                 --------------

          Expenses
             Consulting and contractors                                127,949
             Telephone                                                   9,864
             Travel                                                     18,168
                                                                 --------------
                                                                       155,981
                                                                 --------------

          Net loss                                               $      61,130
                                                                 ==============

                         UNIVERSAL DOMAINS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001
                            (Stated in U.S. Dollars)


6.   CONTINGENT LIABILITIES
---------------------------

     Pursuant to an agreement dated April 12, 2000, a demand has been made against the Company for aggregate payments of $5,074,000 for amounts due for the acquisition of the balance of the 500,000 domain names to be purchased under that agreement.

     In addition, demand has been made against the Company to redeem and cancel 640,000 shares issued for a price of $512,000. The shares were issued for acquisition of certain domain names.

     On February 20, 2002, an application for a default judgment was filed against the Company for an amount of $624,000, plus interest of $88,608. The Company intends to appeal the judgment as management of the Company believes the claims are substantially without merit. No provision has been made in these financial statements for amounts arising from the claim or default judgment.


7.   SUBSEQUENT EVENTS
----------------------

     a) On January 7, 2003, the Company approved a 2002 supplementary stock option plan under which the Company may grant up to 9,838,835 stock options at an exercise price of up to $0.02 per share up to December 31, 2007. On January 8, 2003, the Company granted stock options to consultants to acquire 9,800,000 common shares at a price of $0.018 per share up to January 8, 2008. On January 13, 2003, the Company issued 9,800,000 common shares on the exercise of stock options at a price of $0.018 per share, for total consideration of $176,400 paid by way of services rendered, and to be rendered, to the Company.

     b) On April 11, 2003, the Company approved a consultant stock plan under which the Company may issue up to 17,300,000 common shares of capital stock. On April 30, 2003, a total of 17,300,000 common shares were issued for consulting services to be performed over a twelve month period commencing April 2003.

     c) On March 25, 2003, the Company entered into an agreement to acquire a 75% interest in certain oil and gas interests in the State of Mississippi. To earn its interest, the Company is required to pay $225,000, issue 15,000,000 common shares of the Company and raise up to $500,000 to fund the drilling of a well on the acquired interest. Further common shares may be issued to the vendor by the Company in order to not dilute the vendor's percentage interests. On April 1st, the Company entered into consulting agreements with two directors of the vendor company, under which the Company will pay an aggregate of $5,000 per month for a one year period, and issue a total of 8,650,000 shares (included in the 17,300,000 shares referred to in Note 7(b)).

                         UNIVERSAL DOMAINS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001
                            (Stated in U.S. Dollars)


7.   SUBSEQUENT EVENTS (Continued)
----------------------------------

          A company is seeking certain unspecified amounts payable in cash and/or shares of the Company with respect to an obligation under a Letter of Assignment and other agreements arising from the Company's acquisition of its oil and gas interest. The Company does not consider that any compensation is owed to this company and will defend its position should legal proceedings be commenced. No provision has been made in these financial statements.