Form 20-F
period 2003-12-31
UNIVERSAL DOMAINS INC
filed 2004-08-16
CIK 1072772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ]    ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE
              FISCAL YEAR ENDED DECEMBER 31, 2003

OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to ______

Commission File Number No. 0-29922

UNIVERSAL DOMAINS INCORPORATED
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

Suite 502, 828 Howe Street
Vancouver, British Columbia, Canada V6Z 2X2
(Address of principal executive offices)

Securities Registered Or To Be Registered Pursuant To Section 12(B) Of The Act:                        None

Securities registered or to be registered pursuant to Section 12(g) of the Act:                 Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:              Not Applicable

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares:                       120,494,776 as of December 31, 2003

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

                    Item  17.   X                   Item 18.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

This annual report includes financial statements for the Company. The following is selected financial information from these financial statements. This information should be read in conjunction with such Financial Statements and the notes thereto incorporated by reference into this annual report. The financial statements provided show the financial position of the Company for the fiscal years 1999, 2000, 2001, 2002 and 2003.

All information provided in the Summary of Financial Information below is in US dollars and has been compiled according to US Generally Accepted Accounting Principles.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

December 31, 1999		December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003
OPERATING DATA:
Revenue	$0	$0	$0	$0	$0
Gross Profit	0	0	0	0	0
Net Income (Loss)	(423,152)	(1,945,677)	(1,382,564)	(204,603)	(2,006,071)
Income (Loss) per share	(0.08)	(0.18)	(0.09)	(0.001)	(0.02)

BALANCE SHEET DATA:
Cash	$48,787	$70,452	$1,840	$3,033	$790
Total Assets	144,900	129,206	20,053	38,877	4,907
Current Liabilities	239,431	217,789	473,123	75,850	395,746
Long Term Debt	408	0	0	0	0
Total Liabilities	239,839	217,789	473,123	75,850	395,746
Shareholders Equity (Deficiency)	(94,939)	(88,583)	(453,070)	(36,973)	(390,839)

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

	2003	2002	2001	2000
End of Period	1.4012	1.5519	1.4871	1.4827

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$").

MONTH	High	Low
July 2004	1.3353	1.3082
June 2004	1.3772	1.3407
May 2004	1.3970	1.3580
April 2004	1.3711	1.3095
March 2004	1.3480	1.3080
February 2004	1.3442	1.3108
January 2004	1.3440	1.2690

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise indicated, in this annual report on Form 20-F (the "Annual Report" or "Form 20-F") all references herein are to Canadian Dollars.

The noon rate of exchange on August 11, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.324 (US$1.00 = Cdn$0.7553).

B.    CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.    RISK FACTORS

Investment in the securities registered by this Annual Report must be considered as speculative and carries a high degree of risk. It is possible that an investor's entire investment may be lost. In addition to the other information set forth in this Annual Report, a prospective investor should carefully consider the following factors:

Our business will fail if we do not obtain additional financing, merge with and/or become acquired by another company.

As of November 2003, the Company ceased all operations. Presently, we have very limited operating funds, and, therefore, we will need to obtain money, merge with and/or be acquired by another company to remain in operation. With respect to any future business opportunity, though, we anticipate that there will be significant expenses. We do not currently have any arrangements for financing or plans to resume operations, and we can provide no assurance that we will be able to find such financing or that we will, in fact, ever become operational again. Further, before we could even obtain additional financing, we would be subject to a number of factors, including investor acceptance of any potential future operations, and investor sentiment with respect to any such possible operations. These factors may make the timing, amount, terms, or conditions of additional financing unavailable to us. We believe the only realistic opportunity that we have to remain in business will be if we merge with and/or are acquired by another company or entity. Any sale of our equity securities will result in dilution to our existing shareholders and further enhance the likelihood that we will never become operational again.

Any future ventures may not lead to profitability.

Regardless of whether we do obtain additional financing, merge with and/or become acquired by another company or entity, the probability of success is quite speculative, considering the problems, expenses, difficulties, complications, and delays already encountered and the fact that we have completely ceased any and all operations. The potential problems with respect to any future ventures include, but are not limited to, additional unanticipated problems relating to research and development, costs of operations, and additional costs and expenses that may arise from any such ventures. We have no history upon which to base any assumption as to the probability that we will ever be successful in any business venture, and we can provide no assurance that we will generate any revenues or achieve profitable operations at any time. As a result of each of these factors, our business will probably fail.

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

The Company expects to incur additional expenses even though it has ceased all operations and may never achieve profitability.

Even though the Company has never and may never achieve profitability, it expects to continue to incur significant losses for the foreseeable future. The Company will continue its efforts to obtain additional financing to start new operations, and/or merge with or be acquired by another company or entity. Even if the Company is successful in such efforts, the Company may, nevertheless, never achieve profitability and will continue to incur significant expenses as it explores such opportunities.

Our business may fail if we do not succeed in our efforts to start a new business, merge with and/ore become acquired by another company or entity.

Presently, the Company is not operating. It is the belief of management, however, that our future success will depend upon our ability to start a new business, merge with and/or become acquired by another company or entity. We do not currently have any plans, contemplated, discussed or otherwise, to recommence any operations. Our current strategy is to seek out future business opportunities. Despite our efforts, we may never be able to resume operations.

Compliance with governmental regulations can be costly and can limit any potential future operations.

Presently, we are not subject to any governmental regulations as we have ceased all operations. However, in the future, if we ever resume operations, we will become subject to government regulations pertaining to any such operations. As such, we will face many state and federal laws, rules and regulations covering the safety of any such operations, environmental conditions and other potential facets of such possible operations. These laws, rules and regulations can be expensive and may further seriously limit our ability to conduct any future business operations.

Our officers and directors may not devote their full time to any future operations.

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

We face exposure to fluctuations in the price of our common stock due to the very limited cash resources we have.

For example, the Company has very limited resources to pay legal and accounting professionals. If we are unable to pay a legal or accounting professional in order to perform various professional services for the company, it may be difficult, if not impossible, for the Company to maintain its reporting status under the '34 Exchange Act. If the Company felt that it was likely that it would not be able to maintain its reporting status, it would make a disclosure by filing a Form 8-K with the SEC. In any case, if the Company was not able to maintain its reporting status, it would become "delisted" and this would potentially cause an investor or an existing shareholder to lose all or part of his investment.

The Company does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so.

It is in the compelling interest of the Company to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Registrant's intended application for submission is effective.

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

Low-Priced Stocks Subject to Greater Disclosure Requirements.

The Securities and Exchange Commission adopted rules ("Penny Stock Rules") that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on August 11, 2004 was $0.0013. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

ITEM 4. INFORMATION ON THE COMPANY

A.     HISTORY AND DEVELOPMENT OF THE COMPANY

As of November 2003, the Company ceased all operations. The Company’s short term goal is to continue to reduce the liabilities of the Company in an effort to obtain additional financing and explore the possibilities of starting a new operating business, and/or merge with or become acquired by another company or entity.

There is substantial likelihood that the Company will engage in a reverse-split of its common stock in order to reduce the number of shares issued and outstanding. The reverse split may significantly alter the interests of those current or future shareholders. Additionally, the market price of the Company’s common stock has fluctuated and is likely to continue to fluctuate. These fluctuations may be exaggerated since the trading volume of its common stock is volatile. These fluctuations may or may not be based upon any business or operating results. Its common stock may experience similar or even more dramatic price and volume fluctuations in the future.

The current board of directors of the Company will continue to seek to make the Company profitable, thereby adding value to the Company. This may involve the acquisition of such an opportunity could and likely would result in some change in control of the Registrant at such time. This would likely take the form of a reverse-acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this issuer to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance. Capital formation issues for the future of this Registrant would arise only when the targeted business or assets have been identified. Until such time, this Registrant has no basis upon which to propose any substantial infusion of capital from sources outside of its circle of affiliates.

Universal Domains Incorporated (the "Company") most recently operated as an independent energy company engaged in the exploration, development, production, and acquisition of crude oil and natural gas. Although the Company acquired a 75% working interest in the Puckett Field located in the State of Mississippi, and became partnered with Hawkeye Drilling Co., in March 2003, this relationship was abandoned in 2003 as the drilling was unsuccessful. Then, in January 2004, Hawkeye Drilling obtained a Court Order for the return of the Company’s interest in the Puckett Field. Subsequently, and upon information and belief, Hawkeye Drilling has sold its interest in the Puckett Field to a third-party.

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

The Company's principal corporate office is located at Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada V6Z 2X2. The registered agent and records office of the Company are also located at Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada V6Z 2X2.

The Company was previously involved in the food and beverage retail business ("the Food Retail Business"). Prior to December 31, 2001 the Company discontinued its Food Retail Business Operations. The Company commenced a domain registration business upon the acquisition on April 12, 2000 of the license rights to a domain registration agreement for the ".cc" Internet registration domain. The Company withdrew from the domain registration business during fiscal 2001. In October, 2001 the Company acquired 100% of the issued and outstanding shares of VCL, a teleconferencing services company targeting clients throughout North America. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business. See Description of Business" for further detail.

B.    BUSINESS OVERVIEW

DESCRIPTION OF BUSINESS

(1)    PUCKETT FIELD ACQUISITION

Pursuant to an agreement dated March 25, 2003, the Company contracted with Hawkeye to acquire the Puckett Field (the "Field"), an oil and gas producing property, in consideration for a fee payment of $30,000; a payment of $50,000 towards reworking of existing wells for drilling and completion of an earning well; the issuance of 15,000,000 shares of common stock of the Company; execution of a Loan Agreement and Production Payment Obligation for the Cash Payment; execution of the Mortgage and related financing statements securing the Loan Agreement and Production Payment Obligation; assumption of costs and liability associated with the Vendor's carried interest; and funding drilling and testing all potentially productive zones in the earning well. In return, the Company received 75% of the assets of the project and proportionate entitlement to all existing and future oil and gas production revenues from the Field, subject to a 25% carried interest to be held by Hawkeye Drilling Co., on existing wells and the earning well.

The Field, including its existing production of 807 gross acres and 721 net acres, is located 20 miles east of Jackson, Mississippi. The Field produces from a series of Cretaceous age sands including Mooringsport, Paluxy, Fredricksbury, Washita and Tuscaloosa. Proven reserves are estimated at 5-million barrels of oil and 5.8-billion cubic feet of gas.

The Field contains 7 active wells producing 150+ barrels of oil per day, and it has 17 additional wells that are not producing but have been scheduled for re-work. Studies indicate that with moderate capital invested of $1,000,000 in a program to re-equip and work-over existing wells, combined with the drilling of roughly 8 to 13 new wells, the Field is capable of yielding years of production that could generate between 10,000 to 25,000 barrels of oil, together with 60-million cubic feet of gas, on average per month.

As of August 2003, two workovers were completed successfully and were producing at a steady rate of 50 barrels of oil per day each.

However, in November 2003, the Company abandoned its interest in the Field due to a failed business relationship with Hawkeye and unsuccessful drilling efforts. At that same time, the Company ceased operations altogether.

(2)    VCL COMMUNICATIONS CORP.

Pursuant to an agreement dated October 15, 2001, the Company acquired 100% of the issued and outstanding shares of VCL in consideration for the issue of 5,000,000 shares of common stock of the Company. The closing took place on October 30, 2001. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business.

(3)    DOMAIN REGISTRATION BUSINESS

The Company was previously involved in the domain registration business, however the Company has ceased its involvement in this business sector during the past fiscal year.

(4)    FOOD RETAIL BUSINESS

The Company also previously held a 51% interest in Primo's Mexican Specialties Ltd. ("Primo's"), a manufacturer of Mexican specialty foods such as salsa, nacho and tortilla chips. The Company discontinued this operation prior to December 31, 2000 and disposed of the assets and liabilities of Primo's during 2002.

MARKET

The Company is not presently conducting any operations and, thus, has no market in which it is presently competing.

EFFECTS OF GOVERNMENT REGULATIONS

Presently, we are not subject to any extraordinary governmental regulations. This may change in the future if we acquire or merge with a company that is subject to such regulations.

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

D.    PROPERTY, PLANTS AND EQUIPMENT

The Company's principal corporate office is located at Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada. The office is approximately 900 square feet and is leased on a month-to-month basis. The monthly rent on the Vancouver premises is Cdn$1,550.00.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     OPERATING RESULTS

The Company did not report any income from operations during financial years ending December 31, 2003 and December 31, 2002. The Company's teleconferencing business did not produce revenue and was discontinued in the first quarter of 2003. During fiscal 2000 the Company's income from operations was affected primarily by the discontinuation of the two branches of its food retail business. These dispositions caused a downturn in the revenues of the Company from US$739,148 in the year ended December 31, 1999 to US$176,420 in the year ended December 31, 2000. Revenues for the Company ceased at the time of these discontinuations approximately mid April 2000 and this is completely attributable to the discontinuation of the food retail business.

The impact of inflation and hyperinflation are not material to the Company.

The impact of foreign currency fluctuations are not material to the Company. The Company reported a gain on foreign currency translation for the year ended December 31, 2003 of $34,893. The Company reported a $4,777 gain on foreign currency translation for the year ended December 31, 2002.

The Company is not aware of any governmental fiscal monetary or political policy or factors that have materially affected or could materially affect, directly or indirectly, the Company's operations or investments by non-Canadian shareholders.

B.    LIQUIDITY AND CAPITAL RESOURCES
As of December 31, 2003, the Company reported a working capital deficiency of US$390,839 and cash of $790. The Company's working capital is not sufficient for the Company's present requirements. The Company proposes to meet any further working capital requirements through future equity financing. The Company does not have any current cash flows. The Company will be dependent on future equity financing to create future cash flows. During the year end in December 31, 2003, the Company had no borrowings or long-term debt. As of December 31, 2003 the Company did not have any material commitments for capital expenditures.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

The Company has not undertaken any significant research or development over the past three years.

D.    TREND INFORMATION

The Company is not currently operating. Thus, there is no trend in production, sales and/or inventory. If and when the Company is able to resume operations, then this information will become available and will be discussed in the appropriate filing.

E.    OFF-BALANCE SHEET ARRANGEMENTS.

Not applicable.

F.    DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

None.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all directors and executive officers of the Company as of August 13, 2004, with each position and office held by them in the Company, and the period of service as such:

Name	Age	Office	Since	Common Shares Held (August 12, 2004)
Alan Brown	37	Director, President	April 12, 2000	35,102,334
Cory Mitchell	34	Director	August 14, 2002	0

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

2.    Directors and officers of the Company

During the financial period ended December 31, 2003, the aggregate cash remuneration paid or payable by the Company to its directors and executive officers for services rendered was US$60,000 as follows:

(a)	The Company entered into a prior agreement with Alan Brown, the president of the Company pursuant to which Mr. Brown provides consulting services to the Company for a fee of US$5,000 per month. During the Company's last completed financial year, US$60,000 was paid to Mr. Brown pursuant to this agreement.

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

D.    EMPLOYEES

As at December 31, 2003, the Company did not have any full-time employees.

E.    SHARE OWNERSHIP

1. The following table sets forth as of August 13, 2004, information with respect to the total number of Common Shares owned by the Company's directors. The Company does not have any members of administrative, supervisory or management bodies. There is no person known to the Company to be the owner of more than 10% of any class of the Company's voting securities except as set forth below.

Title of Class	Shareholder	Number of Shares	Percent of Class (1)
Common Shares	Alan Brown	35,102,334 Shares 0 Options	15.35% 0%
Common Shares	Cory Mitchell	0 Shares 0 Options	0% 0%
        (a)    Based upon 228,744,526 common shares issued and outstanding as of August 13, 2004.

STOCK OPTIONS

As at August 11, 2004, there were no outstanding options to purchase Common Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

The following persons known to the Company to own more than 5% of the Company's voting securities as at August 13, 2004:

Name	Number of Shares	Percent of Class
Dorothy Brown	12,250,000	5.36%
CDS & Co.	76,771,600	33.56%
CEDE & Co.	15,690,550	6.86%

The Company's major shareholders' voting rights do not differ from the voting rights of other shareholders.

To the extent known by the Company, it is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

Based on the records of the Company's registrar and transfer agent, as at August 13, 2004 there were 21 holders of record of the Company's shares with United States addresses who collectively held 43,815,300 shares or approximately 19.15% of the issued and outstanding shares.

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

ITEM 8.   FINANCIAL INFORMATION

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

LEGAL PROCEEDINGS

There are no material legal proceedings in progress or, to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its property is subject except for the following:

1.	An application of default was filed against the Company in the Los Angeles Superior Court on February 6, 2002 by David Sam Industries. The application relates to an Assignment Agreement dated on or about April 12, 2000 respecting the registration of 500,000 .cc domain names and a Purchase Agreement dated June 9, 2000 respecting the purchase of one particular domain name. The amount of the judgment is $712,608. The Company intends to appeal the judgment.
2.	The Company has been involved in litigation with Cavio Corporation and Paul Mann respecting the acquisition by the Company of all of the issued and outstanding shares of Cavio Corporation ("Cavio"). The acquisition failed to close and the Company commenced an action to recover the advances of $80,000 (US) made by the Company to Cavio, plus interest, in respect of the acquisition. On May 17, 2002 the parties reached a settlement agreement pursuant to which Cavio will pay the Company $80,000 (US) by way of 16 monthly installments of $5,000 (US) commencing May 1, 2002. The first two installments were paid and Cavio is now in default of the settlement agreement. The Company has obtained an order to enforce the settlement agreement and is proceeding to enforce the agreement.
3.	On June 19, 2003, counsel for Keith Henderson, Grant Young and Exeter International (collectively "Exeter") contacted the Company by mail regarding the Company's obligation under the Assignment of Letter of Intent and Additional Covenants Agreement (the "Assignment Agreement"), between Exeter and the Company. The Assignment Agreement relates to the acquisition of the Puckett Field oil and gas property. Exeter demands payment of consideration under the Assignment Agreement and threatens the commencement of legal proceedings on June 23, 2003 if consideration has not been paid. The Company disputes that consideration is owed to Exeter. As of August 13, 2004, Exeter has not commenced legal proceedings against the Company.
4.	In January 2004, Hawkeye Drilling obtained an uncontested Court Order for the return of the Company’s interest in the Puckett Field. After having enforced that Court Order, Hawkeye Drilling subsequently sold its interest in the Puckett Field to a third party. As of the date of this filing, the Company remains undecided as to whether it will seek to overturn the Court Order or seek damages from Hawkeye Drilling.

DIVIDENDS

The Company has not and does not currently intend to pay any dividends on any of its shares. The Company intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the board of Directors of the basis of earnings, financial requirements and other relevant factors.

B.    SIGNIFICANT CHANGES

1.	On December 9, 2003, the Company passed a resolution canceling 8,650,000 shares without par value that had been previously issued to consultants. The reason that the shares were cancelled was because of the non-performance of services by certain consultants, Whitney Pansano and Keith Roberston. Also on December 9, 2003, the transfer agent was authorized and directed to return the aforementioned amount of shares to the treasury.
2.	On January 8, 2004, the Company authorized the issuance of 73,249,500 restricted common shares to various claimants to settle outstanding debts.
3.	Also on January 8, 2004, the Company authorized the registration of up to 50,000,000 common shares as part of its 2004 Stock Incentive Plan.
4.	On February 26, 2004, the Company approved seven consulting agreements and authorized the issuance of 21,500,000 to said consultants from its 2004 Stock Incentive Plan at $0.004 per share.
5.	In November 2003, the Company abandoned its business relationship with Hawkeye Drilling.
6.	The Company ceased any and all operations in November 2003 and has no plans to resume operations at this time.

ITEM 9. THE OFFER AND LISTING

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the NASD over the counter Bulletin Board.

The following is a table indicating the price history of Company's Common Stock:

Year	High	Low
1999	6.18	1.02
2000	1.25	.13
2001	.76	.02
2002	.06	.02
2003	.09	.00

Quarter	High	Low
Jan-Mar 2002	.09	.04
April-June 2002	.06	.02
July-Sept. 2002	.03	.01
Oct.-Dec. 2002	.06	.02
Jan-Mar 2003	.044	.0023
April-June 2003	.047	.02
July-Sept. 2003	.09	.01
Oct.-Dec. 2003	.08	.00

Month	High	Low
Feb. 2004	.01	.00
March 2004	.00	.00
April 2004	.00	.00
May 2004	.00	.00
June 2004	.00	.00
July 2004	.00	.00

The shares of the Company commenced trading on the NASD over the counter Bulletin Board on July 12, 1999.

Markets

The Company's Common Shares are listed for trading on the NASD Over the Counter Bulletin Board.

ITEM 10.    ADDITIONAL INFORMATION

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

(1)	Subject to the provisions of any unanimous shareholder agreement, the remuneration of the directors may from time to time be determined by the directors themselves, and such remuneration may be in addition to any reimbursement for travel and other expenses.
(2)	The directors may, at their discretion and subject to the provisions of any unanimous shareholder agreement or By-Laws or the CBCA, authorize the Company to borrow any sum of money or incur indebtedness for the purpose of the Company and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors think fit.
(3)	There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.
(4)	A director is not required to hold a share in the capital of our company as qualification for his office.

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

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts a and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by our company while there is any arrearage in the payment of dividends or sinking fund installments.

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

Changes to Common Shares

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are contained in the CBCA. The CBCA requires approval by a special resolution (i.e. approved by at least two-thirds of then votes cast at a meeting of the shareholders of our company or consented to in writing by each of our shareholders) of our company's shareholders in order to effect any of the following changes:

(1)    change any maximum number of shares that the Company is authorized to issue;
(2)    create new classes of shares;
(3)    reduce or increase its stated capital, if its stated capital is set out in the articles;
(4)	change the designation of all or any of its shares and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;
(5)	change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series;
(6)	divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;
(7)	authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;
(8)	authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series;
(9)	revoke, diminish or enlarge any authority conferred under paragraphs (g) and (h); and
(10)	add, change or remove restrictions on the issue, transfer or ownership of shares.

Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings (an "AGM") must be held once every fiscal year, within 15 months of the previous AGM. If the Company fails to hold an AGM, the Supreme Court of British Columbia may, on the application of a director or shareholder of the Company, call or direct an AGM. Under the CBCA, we must give our shareholders written notice of an AGM not less than 21 days before the AGM is to be held.

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

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting’s and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call a AGM or EGM, there are generally no material differences between Canadian and United States law respecting AGMs and EGMs.

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

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

(1)	acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
(2)	acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and
(3)	acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

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

C. MATERIAL CONTRACTS

The Company has not entered into any material contracts in the past year.

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

The Investment Canada Act (the "Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The Act provides, among other things, for a review of an investment in the event of acquisition of control in certain Canadian businesses in the following circumstances:

(1)	if the investor is a non-Canadian and is not a resident of a World Trade Organization ("WTO") country, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000;

(2)	if the investor is a non-Canadian and is a resident of a WTO member, any direct acquisition having an asset value exceeding $168,000,000, unless the business is involved in uranium production, financial services, transportation services or a cultural business.

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

I.    SUBSIDIARY INFORMATION

Not Required.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There are no additional forms of market risk that apply to the Company beyond currency and interest rate fluctuations.

ITEM 12.     DESCRITPION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.

[RESERVED]

ITEM 16.

[RESERVED]

PART III

ITEM 17.    FINANCIAL STATEMENTS

See "Item 19. Exhibits" for a list of those Financial Statements of the Company included in this report.

ITEM 18.    FINANCIAL STATEMENTS

Not Applicable.

ITEM 19.    EXHIBITS

A.    INDEX TO FINANCIAL STATEMENTS

(1) Audited Statement of Financial Position of the Company as at December 31, 2003 and 2002:

a)	Auditors Report
b)	Consolidated Balance Sheets as at December 31, 2003 and 2002
c)	Consolidated Statement of Operations and Deficit for the years ended December 31, 2003 and 2002
d)	Consolidated Statement of Stockholders Equity (Deficiency)
e)	Consolidated Statement of Cash Flow for the years ended December 31, 2003 and 2002
f)	Notes to Consolidated Financial Statements

B.    EXHIBITS
1(i)          Certificate of Incorporation of the Company dated October 30, 1997.*
1(ii)         Certificate of Name Change.*
1(iii)        Articles of the Company.*
1(iv)        By-laws of the Company.*
2              Not applicable.
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
3(vi)        Purchase and Sale Agreement with Hawkeye Drilling dated March 25, 2003.*
4(i)          2004 Approval of Consulting Agreements and Stock Issuance to said consultants*
4(ii)         2004 Stock Incentive Plan*

* Previously filed.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNIVERSAL DOMAINS INCORPORATED
                (Company)

DATED on the 13th day of August, 2004                    /s/ ALAN BROWN
ALAN BROWN
President and Director

CERTIFICATIONS

I, Alan Brown, certify that;

1. I have reviewed this annual report on Form 20-F of Universal Domains Incorporated;

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

Date: August 13, 2004

/s/ Alan Brown
Alan Brown, Chief Executive Officer,
Chief Financial Officer, President & Director

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Alan Brown, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Universal Domains Incorporated for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Universal Domains Incorporated.

By:    /s/ Alan Brown
Name:    Alan Brown
Title:      Chief Executive Officer
Date:     August 13, 2004

I, Alan Brown, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Universal Domains Incorporated for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Universal Domains Incorporated.

By:    /s/ Alan Brown
Name:    Alan Brown
Title:      Chief Financial Officer
Date:     August 13, 2004

UNIVERSAL DOMAINS INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in U.S. Dollars)

AUDITORS' REPORT

To the Shareholders
Universal Domains Incorporated

We have audited the balance sheets of Universal Domains Incorporated as at December 31, 2003 and 2002, and the statements of operations and deficit, stockholders’ equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and cash flows for the years ended December 31, 2003 and 2002, in accordance with U.S. generally accepted accounting principles applied on a consistent basis.

Vancouver, Canada    "Morgan & Company"

August 9, 2004  Chartered Accountants

Comments by Independent Auditors for U.S. Readers on
Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those described in Note 1 of the financial statements. Our report to the shareholders, dated August 9, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the Auditors’ Report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada    "Morgan & Company"

August 9, 2004  Chartered Accountants

UNIVERSAL DOMAINS INCORPORATED

BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31
	2003	2002
ASSETS

Current
Cash	$790	$3,033
Accounts receivable	2,715	31,508
Advances receivable	-	2,333
	3,505	36,874
Capital Assets (Note 3)	1,402	2,003

	$4,907	$38,877

LIABILITIES

Current
Accounts payable and accrued liabilities	$59,326	$53,134
Advances payable, related parties	336,420	22,716
	395,746	75,850

SHAREHOLDERS’ DEFICIENCY

Share Capital
Authorized:
An unlimited number of common shares without par value
Issued and outstanding:
120,494,778 shares at December 31, 2003 and
49,194,778 shares at December 31, 2002	5,537,242	3,850,144

Contributed Surplus	56,800	56,800

Deficit	(5,969,823)	(3,963,752)

Cumulative Translation Adjustment	(15,058)	19,835
	(390,839)	(36,973)

	$4,907	$38,877

UNIVERSAL DOMAINS INCORPORATED

STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31
	2003	2002

Sales	$-	$-

Expenses
Advertising and promotion	238	1,536
Amortization	601	1,055
Bank charges and interest	2,698	2,292
Consulting	1,346,189	154,690
Filing and transfer fees	2,920	127
Office supplies and sundry	1,828	8,686
Professional fees	41,794	46,193
Rent and utilities	13,025	6,796
Travel	-	3,088

Loss Before The Following	(1,409,293)	(224,463)

Write Off Of Oil And Gas Interest (Note 4)	(545,072)	-

Loss From Continuing Operations	(1,954,365)	(224,463)

Discontinued Operations	(51,706)	19,860

Loss For The Year	(2,006,071)	(204,603)

Deficit, Beginning Of Year	(3,963,752)	(3,759,149)

Deficit, End Of Year	$(5,969,823)	$(3,963,752)

Loss Per Share
Continuing operations	$(0.02)	$(0.01)
Loss for the year	$(0.02)	$(0.001)

Weighted Average Number Of Common Shares Outstanding	93,226,833	26,414,194

Comprehensive Income
Loss for the year	$(2,006,071)	$(204,603)
Foreign currency translation adjustment	(34,893)	4,777

Total Comprehensive Income (Loss)	$(2,040,964)	$(199,826)

UNIVERSAL DOMAINS INCORPORATED

STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	YEARS ENDED
	DECEMBER 31
	2003	2002
Cash Flows From Operating Activities
Loss on continuing operations	$(1,954,365)	$(224,463)

Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Stock issued for other than cash	1,130,084	69,000
Amortization	601	1,055
Change in accounts receivable	28,793	(28,152)
Change in prepaid expenses	-	7,667
Write off of oil and gas interest (Note 4)	545,072	-
Change in accounts payable and accrued liabilities	6,192	34,191
Net Cash Used In Operating Activities	(243,623)	(140,702)

Cash Flows From Financing Activity
Loan advances, net	316,037	82,456

Cash Flows From Investing Activity
Acquisition of oil and gas interest	(65,072)	-

Discontinued Operations	25,308	54,662

Effect Of Exchange Rate Changes On Cash	(34,893)	4,777

Net Increase (Decrease) In Cash	(2,243)	1,193

Cash, Beginning Of Year	3,033	1,840

Cash, End Of Year	$790	$3,033

Supplementary Cash Flow Information
Investing Activities
Shares issued for accounts and advances payable	$-	$546,923

UNIVERSAL DOMAINS INCORPORATED

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

DECEMBER 31, 2003
(Stated in U.S. Dollars)

	COMMON STOCK
	NUMBER			CUMULATIVE	RETAINED
	OF		CONTRIBUTED	TRANSLATION	EARNINGS
	SHARES	AMOUNT	SURPLUS	ADJUSTMENT	(DEFICIT)	TOTAL
Balance, December 31, 2000	14,862,442	$2,234,221	$56,800	$(3,019)	$(2,376,585)	$(88,583)

Issuance of common stock	5,000,000	1,000,000	-	-	-	1,000,000
Translation adjustment	-	-	-	18,077	-	18,077
Loss for the year	-	-	-	-	(1,382,564)	(1,382,564)

Balance, December 31, 2001	19,862,442	3,234,221	56,800	15,058	(3,759,149)	(453,070)

Issuance of common stock
For advances and accounts payable	27,032,336	546,923	-	-	-	546,923
For services	2,300,000	69,000	-	-	-	69,000
Translation adjustment	-	-	-	4,777	-	4,777
Loss for the year	-	-	-	-	(204,603)	(204,603)

Balance, December 31, 2002	49,194,778	3,850,144	56,800	19,835	(3,963,752)	(36,973)

Issuance of common stock
For services	51,900,000	1,141,098	-	-	-	1,141,098
For advances payable	4,400,000	66,000	-	-	-	66,000
For oil and gas property	15,000,000	480,000	-	-	-	480,000
Translation adjustment	-	-	-	(34,893)	-	(34,893)
Loss for the year	-	-	-	-	(2,006,071)	(2,006,071)

Balance, December 31, 2003	120,494,778	$5,537,242	$56,800	$(15,058)	$(5,969,823)	$(390,839)

UNIVERSAL DOMAINS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in U.S. Dollars)

1.	OPERATIONS AND GOING CONCERN

a)	Operations

During 2002, the Company was in the teleconferencing services business. In March 2003, it discontinued the operations and commenced operations as an oil and gas company. The results of the Company’s teleconferencing business have been recorded in discontinued operations in the financial statements for the year ended December 31, 2002 and 2003.

b)	Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. During the year ended December 31, 2003, the Company incurred a loss of $2,006,071 and, as at December 31, 2003, the Company has a shareholder’s deficiency of $390,839, and a working capital deficit of $392,241. The Company’s ability to continue its operations on a going concern basis is dependent upon obtaining additional financing and the support of creditors. There is no assurance that the Company will be successful in achieving any or all of these objectives over the coming year. These financial statements do not give effect to any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Capital Assets and Amortization

Capital assets are recorded at cost and amortized over their economic lives as follows:

Computer equipment	30% declining balance basis

b)    Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

UNIVERSAL DOMAINS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in U.S. Dollars)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Stock Based Compensation

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

d)    Foreign Currency Translation

The Company’s operations are located in Vancouver, Canada and its functional currency is the Canadian dollar. The financial statements have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the Company’s financial statements are included as a separate component of shareholders’ equity.

e)    Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable, and advances payable.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

f)	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

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

UNIVERSAL DOMAINS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in U.S. Dollars)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

3.	CAPITAL ASSETS

	2003			2002
		ACCUMULATED	NET BOOK	NET BOOK
	COST	AMORTIZATION	VALUE	VALUE

Computer equipment	$7,520	$6,118	$1,402	$2,003

UNIVERSAL DOMAINS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in U.S. Dollars)

4.	OIL AND GAS PROPERTY INTEREST

On March 25, 2003, the Company entered into an agreement to acquire a 75% interest in certain oil and gas interests in the State of Mississippi. To earn its interest, the Company is required to pay $225,000, issue 15,000,000 common shares of the Company and raise up to $500,000 to fund the drilling of a well on the acquired interest. Further common shares may be issued to the vendor by the Company in order to not dilute the vendor’s percentage interests. On April 1st, the Company entered into consulting agreements with two directors of the vendor company, under which the Company will pay an aggregate of $5,000 per month for a one year period, and issue a total of 8,650,000 shares (issued).

The Company expended a total of $65,072 and issued 15,000,000 common shares at a value of $480,000. As the drilling was unsuccessful, the Company abandoned its interest and charged $545,072 to operations in 2003.

5.	STOCK OPTIONS

i)	As at December 31, 2003, there are no stock options outstanding.

A summary of changes in stock options for the years ended December 31, 2003 and 2002 is as follows:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, December 31, 2001	800,000	$0.20

Granted	11,800,000	0.005
Cancelled	(800,000)	0.20
Exercised	(11,800,000)	0.005

Balance, December 31, 2002	-	-

Granted	9,800,000	0.018
Exercised	(9,800,000)	0.018

Balance, December 31, 2003	-	$-

During the year ended December 31, 2003, the Company granted stock options to consultants to purchase up to 9,800,000 common shares at a price of $0.018 per share up to January 8, 2008. All options were exercised prior to December 31, 2003.

UNIVERSAL DOMAINS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in U.S. Dollars)

5.	STOCK OPTIONS (Continued)

ii)	For purposes of pro-forma disclosures, the options estimated fair values are amortized to expense over the options vesting periods. The fair value for the options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003 and 2002: risk free rate of 3.51% (2002 - 5.25%); no dividends; volatility factor of the expected life of the Company’s common stock of 634% (2002 - 147%); and a weighted average expected life of the options granted in each year of 1 year. The Company’s pro-forma information follows:

	2003	2002
Loss for the year, as reported	$(2,006,071)	$(204,603)

Add: Stock based compensation included in loss for the year, as reported	333,198	40,600
Deduct: Stock based compensation determined under fair value method	(333,198)	(40,600)

Loss for the year, pro-forma	$(2,006,071)	$204,603

Loss per share, basic and diluted, as reported	$(0.02)	$(0.01)

6.	DISCONTINUED OPERATIONS

a)	During the year ended December 31, 2002, the net assets of the Company’s former subsidiary, Primo’s Mexican Specialties Ltd., were disposed resulting in a gain on discontinued operations of $80,990.

b)	In March 2003, the Company discontinued the operations of VCL Communications Corp. ("VCL"). The results of operations of VCL for the year ended December 31, 2002 are included in discontinued operations and consist of the following items:

	2003	2002

Revenue	$19,503	$94,851

Expenses
Consulting and contractors	77,014	127,949
Telephone (recovery)	(6,455)	9,864
Travel	650	18,168
	71,209	155,981

Net loss	$51,706	$61,130

UNIVERSAL DOMAINS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in U.S. Dollars)

7.	CONTINGENT LIABILITIES

a)	On February 20, 2002, a creditor received a default judgment against the Company for an amount of $624,000, in respect to the domain name purchase agreement in April 2000, plus interest of $88,608. The Company intends to appeal the judgment as management of the Company believes the claims are substantially without merit. No provision has been made in these financial statements for amounts arising from the claim or default judgment.

b)	A company is seeking certain unspecified amounts payable in cash and/or shares of the Company with respect to an obligation under a Letter of Assignment and other agreements arising from the Company’s acquisition of its oil and gas interest referred to in Note 4. The Company does not consider that any compensation is owed to this company and will defend its position should legal proceedings be commenced. No provision has been made in these financial statements.

c)	A former consultant to the Company is seeking $35,000 for wrongful termination of a consulting agreement. The Company believes the claim is without merit and will vigorously defend the claim. No liability has been recorded in these financial statements.

8.	SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

i)	issued 25,000,000 common shares for services at a value of $103,500.
ii)	issued 83,249,500 common shares in settlement of advances payable of $336,420.