Form 20-F
period 2004-12-31
PURE CAPITAL INC
filed 2005-08-15
CIK 1072772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

x	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

COMMISSION FILE NUMBER No. 0-29922

Pure Capital Incorporated

(Exact name of Registrant as specified in its charter)

Inapplicable

(Translation of Registrant's name into English)

Canada

(Jurisdiction of incorporation or organization)

250 Blairgowrie Place
Nanaimo, BC Canada
V9T 4P5
Tel. No. (250) 741-6340

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

COMMON SHARES: 10,652,139 as of December 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _x_  No ___

Indicate by check mark which financial statement item the Registrant has elected to follow.

                                            Item 17 _x__ Item 18 ____

NOTE REGARDING FORWARD LOOKING STATEMENTS

Universal Domains Incorporated (the “Company”) cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “expect”, believe”, “anticipate”, “intend”, “could”, “estimate” or “continue” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

TABLE OF CONTENTS

Part I                                                 Page No.

Item 1. Identity of Directors, Senior Management and Advisers                      5

Item 2. Offer Statistics and Expected Timetable                              5

Item 3. Key Information                                          5

Item 4. Information on the Company                                    9

Item 5. Operating and Financial Review and Prospects                        13

Item 6. Directors, Senior Management and Employees                              15

Item 7. Major Shareholders and Related Party Transactions                          17

Item 8. Financial Information                                       18

Item 9. The Offer and Listing                                       19

Item 10. Additional Information                                         20

Item 11. Quantitative and Qualitative Disclosure About Market Risk                         26

Item 12. Description of Securities Other Than Equity Securities                      27

Part II

Item 13. Defaults, Dividends Arrearages and Delinquencies                          27

Item 14. Material Modifications to the Rights of Security Holders
and Use of Proceeds                                               27

Item 15. [Reserved]

Item 16. [Reserved]

Part III

Item 17. Financial Statements                                       28

Item 18. Financial Statements                                       28

Item 19. Exhibits                                            28
(a) Index to Financial Statements
(b) Exhibits

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

This annual report includes financial statements for the Company. The following is selected financial information from these financial statements. This information should be read in conjunction with such Financial Statements and the notes thereto incorporated by reference into this annual report. The financial statements provided show the financial position of the Company for the fiscal years 2000, 2001, 2002, 2003 and 2004.

All information provided in the Summary of Financial Information below is in US dollars and has been compiled according to US Generally Accepted Accounting Principles.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004
OPERATING DATA:
Revenue	$0	$0	$0	$0	$0
Gross Profit	0	0	0	0	0
Net Income (Loss)	(1,945,677)	(1,382,564)	(204,603)	(2,006,071)	(1,132,587)
Income (Loss) per share	(7.20)	(3.60)	(0.31)	(0.86)	(0.18)

BALANCE SHEET DATA:
Cash	$70,452	$1,840	$3,033	$790	-
Total Assets	129,206	20,053	38,877	4,907	-
Current Liabilities	217,789	473,123	75,850	395,746	194,755
Long Term Debt	0	0	0	0	0
Total Liabilities	217,789	473,123	75,850	395,746	194,755
Shareholders Equity (Deficiency)	(88,583)	(453,070)	(36,973)	(390,839)	(194,755)

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

	2004	2003	2002	2001	2000
End of Period	1.2975	1.4012	1.5519	1.4871	1.4827

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”).

MONTH	High	Low
July 2005	1.24	1.21
June 2005	1.26	1.23
May 2005	1.27	1.24
April 2005	1.26	1.21
March 2005	1.25	1.20
February 2005	1.26	1.23
January 2005	1.24	1.20

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise indicated, in this annual report on Form 20-F (the “Annual Report” or “Form 20-F”) all references herein are to Canadian Dollars.

The noon rate of exchange on August 3, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.8245 (US$1.00 = Cdn$1.21).

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

We face exposure to fluctuations in the price of our common stock due to the very limited cash resources we have. For example, the Company has very limited resources to pay legal and accounting professionals. If we are unable to pay a legal or accounting professional in order to perform various professional services for the company, it may be difficult, if not impossible, for the Company to maintain its reporting status under the '34 Exchange Act. If the Company felt that it was likely that it would not be able to maintain its reporting status, it would make a disclosure by filing a Form 6-K with the SEC. In any case, if the Company was not able to maintain its reporting status, it would become “delisted” and this would potentially cause an investor or an existing shareholder to lose all or part of his investment.

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

Success of the Company will Depend on the Developments of an Active Trading Market. While the Company's common shares (“Common Shares”) are included on NASD Over the Counter Bulletin Board, there can be no assurance that an active trading market for the Common Shares will continue. In the absence of such a market, investors may be unable to readily liquidate their investment in the Common Shares. The market for equity securities in general has been volatile and the trading price of the Common Shares could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets or the oil and gas industry and other factors that may be unrelated to the Company's performance.

Low-Priced Stocks Subject to Greater Disclosure Requirements. The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on July 29, 2005 was $0.038. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

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

The Company is considering engaging in a reverse-split of its common stock in order to reduce the number of shares issued and outstanding. The reverse split may significantly alter the interests of those current or future shareholders. Additionally, the market price of the Company’s common stock has fluctuated and is likely to continue to fluctuate. These fluctuations may be exaggerated since the trading volume of its common stock is volatile. These fluctuations may or may not be based upon any business or operating results. Its common stock may experience similar or even more dramatic price and volume fluctuations in the future.

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

Pure Capital Incorporated (the “Company”) most recently operated as an independent energy company engaged in the exploration, development, production, and acquisition of crude oil and natural gas. Although the Company acquired a 75% working interest in the Puckett Field located in the State of Mississippi, and became partnered with Hawkeye Drilling Co. in March 2003, this relationship was abandoned in 2003 as the drilling was unsuccessful. Then, in January 2004, Hawkeye Drilling obtained a Court Order for the return of the Company’s interest in the Puckett Field. Subsequently, and upon information and belief, Hawkeye Drilling has sold its interest in the Puckett Field to a third-party.

Until March 2003, the Company, through its wholly-owned subsidiary VCL Communications Corp. (“VCL”), was in the business of providing teleconferencing services to clients in North America. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business.

The Company was incorporated as a federal company pursuant to the laws of Canada under the Canada Business Corporations Act (the “Act”) on October 30, 1997, under the name 3430502 Canada Ltd. Since that time, the Company has changed its name three times” (1) On or about December 4, 1997, the Company changed its name to Four Crown Foods Inc.; (2) On or about June 5, 2000, the Company changed its name to Universal Domains Incorporated; and (3) On or about September 20, 2004, the Company changed its name to Pure Capital Incorporated.

Also, concurrently with the name change to Pure Capital Incorporated, the Company changed its principal corporate office from Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada V6Z 2X2 to 250 Blairgowrie Place in Nanaimo, British Columbia, Canada V9T 4P5, where the registered agent and records office of the Company are also located.

The Company was previously involved in the food and beverage retail business (“the Food Retail Business”). Prior to December 31, 2001 the Company discontinued its Food Retail Business Operations. The Company commenced a domain registration business upon the acquisition on April 12, 2000 of the license rights to a domain registration agreement for the “.cc” Internet registration domain. The Company withdrew from the domain registration business during fiscal 2001. In October, 2001 the Company acquired 100% of the issued and outstanding shares of VCL, a teleconferencing services company targeting clients throughout North America. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business. See Description of Business” for further detail.

B. BUSINESS OVERVIEW

DESCRIPTION OF BUSINESS

(1) PUCKETT FIELD ACQUISITION

Pursuant to an agreement dated March 25, 2003, the Company contracted with Hawkeye to acquire the Puckett Field (the “Field”), an oil and gas producing property, in consideration for a fee payment of $30,000; a payment of $50,000 towards reworking of existing wells for drilling and completion of an earning well; the issuance of 15,000,000 shares of common stock of the Company; execution of a Loan Agreement and Production Payment Obligation for the Cash Payment; execution of the Mortgage and related financing statements securing the Loan Agreement and Production Payment Obligation; assumption of costs and liability associated with the Vendor's carried interest; and funding drilling and testing all potentially productive zones in the earning well. In return, the Company received 75% of the assets of the project and proportionate entitlement to all existing and future oil and gas production revenues from the Field, subject to a 25% carried interest to be held by Hawkeye Drilling Co., on existing wells and the earning well.

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

(3) DOMAIN REGISTRATION BUSINESS

The Company was previously involved in the domain registration business. However, the Company has ceased its involvement in this business sector during fiscal year 2002.

(4) FOOD RETAIL BUSINESS

The Company also previously held a 51% interest in Primo's Mexican Specialties Ltd. (“Primo's”), a manufacturer of Mexican specialty foods such as salsa, nacho and tortilla chips. The Company discontinued this operation prior to December 31, 2000 and disposed of the assets and liabilities of Primo's during 2002.

MARKET

The Company is not presently conducting any operations and, thus, has no market in which it is presently competing.

EFFECTS OF GOVERNMENT REGULATIONS

Presently, we are not subject to any extraordinary governmental regulations. This may change in the future if we acquire or merge with a company that is subject to such regulations.

C. ORGANIZATIONAL STRUCTURE

VCL is a 100% owned subsidiary of the Company incorporated under the laws of British Columbia, Canada on February 7, 2000 under the name Esearch Information Corp. On October 3, 2001 it changed its name to VCL Communications Corp. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business. See “Description of Business” for further detail.

D. PROPERTY, PLANTS AND EQUIPMENT

The Company's principal corporate office is located at 250 Blairgowrie Place in Nanaimo, British Columbia, Canada V9T 4P5. The office is approximately 750 square feet and is leased on a month-to-month basis and includes use of all necessary office equipment including computers, telephone, and printer. The monthly rent is USD$1,000.00.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

The Company did not report any income from operations during financial years ending December 31, 2004 and December 31, 2003. The Company's teleconferencing business did not produce revenue and was discontinued in the first quarter of 2003. During fiscal 2000 the Company's income from operations was affected primarily by the discontinuation of the two branches of its food retail business. These dispositions caused a downturn in the revenues of the Company from US$739,148 in the year ended December 31, 1999 to US$176,420 in the year ended December 31, 2000. Revenues for the Company ceased at the time of these discontinuations approximately mid April 2000 and this is completely attributable to the discontinuation of the food retail business.

The impact of inflation and hyperinflation are not material to the Company.

The impact of foreign currency fluctuations are not material to the Company. The Company reported a gain on foreign currency translation for the year ended December 31, 2004 of $15,058. The Company reported a $34,893 loss on foreign currency translation for the year ended December 31, 2003.

The Company is not aware of any governmental fiscal monetary or political policy or factors that have materially affected or could materially affect, directly or indirectly, the Company's operations or investments by non-Canadian shareholders.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2004, the Company reported a working capital deficiency of US$194,755, but no cash. The Company's working capital is not sufficient for the Company's present requirements. The Company proposes to meet any further working capital requirements through future equity financing. The Company does not have any current cash flows. The Company will be dependent on future equity financing to create future cash flows. During the year end in December 31, 2004, the Company had no borrowings or long-term debt. As of December 31, 2004 the Company did not have any material commitments for capital expenditures.

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

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

None.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all directors and executive officers of the Company as of August 1, 2005, with each position and office held by them in the Company, and the period of service as such:

Name	Age	Office	Since	Common Shares Held (August 2, 2005)
Alan Brown	38	Director, CEO & President	April 12, 2000	2,446,721
Cory Mitchell	34	Director	August 14, 2002	0
Colleen Garner	43	Director	April 25, 2005	25,000

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

Ms. Colleen Garner - Ms. Garner resides in Victoria, B.C.   She is the sole proprietor of Sol Food Cafe-Deli-Catering and Sol Fine Foods.  Ms. Garner is currently a member of  the Board of Directors of Burside Gorge Community Association and has been a director of the Victoria Association of Community Living Foundation.

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

B. COMPENSATION

The compensation payable to the Company's directors and members of its administrative, supervisory or management bodies is summarized below:

1. General

The Company does not have any members of administrative, supervisory or management bodies. The Company does not compensate directors for acting solely as directors. Except as described below, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors, other than options to purchase shares of the Company which are granted to the Company's directors from time to time and the reimbursement of direct expenses. See “Stock Options” for greater detail. The Company does not have any pension plans and the Company has not set aside or accrued amounts for retirements or similar benefits.

2. Directors and officers of the Company

During the financial period ended December 31, 2004, the aggregate cash remuneration paid or payable by the Company to its directors and executive officers for services rendered was US$60,000 as follows:

(a)
The Company entered into a prior agreement with Alan Brown, the president of the Company pursuant to which Mr. Brown provides consulting services to the Company for a fee of US$5,000 per month. During the Company's last completed financial year, US$60,000 was paid or accrued to Mr. Brown pursuant to this agreement.

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

D. EMPLOYEES

As at December 31, 2004, the Company did not have any full-time employees.

E. SHARE OWNERSHIP

1. The following table sets forth as of August 1, 2005, information with respect to the total number of Common Shares owned by the Company's directors. The Company does not have any members of administrative, supervisory or management bodies. There is no person known to the Company to be the owner of more than 10% of any class of the Company's voting securities except as set forth below.

Title of Class	Shareholder	Number of Shares	Percent of Class (1)
Common Shares	Alan Brown	2,446,721 Shares 0 Options	14.75% 0%
Common Shares	Cory Mitchell	0 Shares 0 Options	0% 0%
Common Shares	Colleen Garner	25,000	0.15%

(a)	Based upon 16,582,552 common shares issued and outstanding as of August 2, 2005.

STOCK OPTIONS

As at August 2, 2005, there were no outstanding options to purchase Common Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following persons known to the Company to own more than 5% of the Company's voting securities as at August 2, 2005:

Name	Number of Shares	Percent of Class
Alan Brown	2,446,721	14.75%
Joanne Thompson	1,000,000	6.03%
Adelle Thoms	961,563	5.80%

The Company's major shareholders' voting rights do not differ from the voting rights of other shareholders.

To the extent known by the Company, it is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

Based on the records of the Company's registrar and transfer agent, as at August 2, 2005 there were 24 holders of record of the Company's shares with United States addresses who collectively held 2,111,030 shares or approximately 12.730% of the issued and outstanding shares.

The Company is not aware of any agreements, the operation of which may at a subsequent date result in a change of control of the Company.

B. RELATED PARTY TRANSACTIONS

Except for the consulting services contracts described under “Directors, Senior Management and Employees”, during the past fiscal year the Company has not been a party to a material transaction or loan with (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' families; (d) key management personal or (e) enterprises in which a substantial interest in the voting power is owned directly or indirectly, by any person described in (c) and (d) or over which such a person is able to exercise significant influence.

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

1.
An application of default was filed against the Company in the Los Angeles Superior Court on February 6, 2002 by David Sam Industries. The application relates to an Assignment Agreement dated on or about April 12, 2000 respecting the registration of 500,000 .cc domain names and a Purchase Agreement dated June 9, 2000 respecting the purchase of one particular domain name. The amount of the judgment is $712,608. The Company has unsuccessfully attempted to amicably resolve this matter. As such, the Company intends to appeal the judgment.

2.
The Company has been involved in litigation with Cavio Corporation and Paul Mann respecting the acquisition by the Company of all of the issued and outstanding shares of Cavio Corporation (“Cavio”). The acquisition failed to close and the Company commenced an action to recover the advances of $80,000 (US) made by the Company to Cavio, plus interest, in respect of the acquisition. On May 17, 2002 the parties reached a settlement agreement pursuant to which Cavio will pay the Company $80,000 (US) by way of 16 monthly installments of $5,000 (US) commencing May 1, 2002. The first two installments were paid and Cavio is now in default of the settlement agreement. The Company has obtained an order to enforce the settlement agreement and is proceeding to enforce the agreement.

3.
On June 19, 2003, counsel for Keith Henderson, Grant Young and Exeter International (collectively “Exeter”) contacted the Company by mail regarding the Company's obligation under the Assignment of Letter of Intent and Additional Covenants Agreement (the “Assignment Agreement”), between Exeter and the Company. The Assignment Agreement relates to the acquisition of the Puckett Field oil and gas property. Exeter demands payment of consideration under the Assignment Agreement and threatens the commencement of legal proceedings on June 23, 2003 if consideration has not been paid. The Company disputes that consideration is owed to Exeter. As of August 11, 2005, Exeter has not commenced legal proceedings against the Company.

DIVIDENDS

The Company has not and does not currently intend to pay any dividends on any of its shares. The Company intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the board of Directors of the basis of earnings, financial requirements and other relevant factors.

B. SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the NASD over the counter Bulletin Board.

The following is a table indicating the price history of Company's Common Stock:

Year	High	Low
2000	1.25	.13
2001	.76	.02
2002	.06	.02
2003	.09	.00
2004	.45	.026

Period	High	Low
First Quarter 2003	n/a	n/a
Second Quarter 2003	n/a	n/a
Third Quarter 2003	.09	.01
Fourth Quarter 2003	.08	.00
First Quarter 2004	.00	.00
Second Quarter 2004	.00	.00
Third Quarter 2004	.00	.00
Fourth Quarter 2004	.00	.00

Month	High	Low
Jan. 2005	.16	.09
Feb. 2005	.18	.07
March 2005	.21	.15
April 2005	.18	.13
May 2005	.15	.05
June 2005	.07	.04
July 2005	.05	.03

The shares of the Company commenced trading on the NASD over the counter Bulletin Board on July 12, 1999.

Markets

The Company's Common Shares are listed for trading on the NASD Over the Counter Bulletin Board.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Directors

A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Canada Business Corporations Act (“CBCA”). A director shall not vote in respect of any contract or transaction with our company in which he is interested, and any such proposed contract or transaction shall be referred to the Board of Directors or shareholders for approval even if such contract or transaction is one that the ordinary course of the Company's business would not require approval by the Board of Directors or shareholders.

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

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings (an “AGM”) must be held once every fiscal year, within 15 months of the previous AGM. If the Company fails to hold an AGM, the Supreme Court of British Columbia may, on the application of a director or shareholder of the Company, call or direct an AGM. Under the CBCA, we must give our shareholders written notice of an AGM not less than 21 days before the AGM is to be held.

Our directors may, whenever they think fit, convene an Extraordinary General Meeting (an “EGM”).

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

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act by an investor that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review the Minister responsible for the Investment Canada Act (“the Minister”) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

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

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for “WTO Investors” of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including “WTO Investor controlled entities” as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of our assets was equal to or greater than a specified amount (the “Review Threshold”), which published by the Minister after its determination for any particular year. The Review Threshold is currently $192 million for the year 2000.

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

The Investment Canada Act (the “Act”) governs acquisitions of Canadian business by a non-Canadian person or entity. The Act provides, among other things, for a review of an investment in the event of acquisition of control in certain Canadian businesses in the following circumstances:

(1)
if the investor is a non-Canadian and is not a resident of a World Trade Organization (“WTO”) country, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000;

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

The Act provides that a non-Canadian investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a “control person”, and that a non-Canadian investor holding greater than 1/3 but less than 2 of the issued and outstanding capital of a Canadian corporation is deemed to be a control person subject to a reputable presumption to the contrary (i.e. providing evidence of another control person or control group holding a greater number of shares).

The Act requires notification where a non-Canadian acquires control, directly or indirectly, of a Canadian business with assets under the thresholds for reviewable transaction. The notification process consists of filing a notification within 30 days following the implementation of an investment.

E. TAXATION

CANADIAN FEDERAL INCOME TAXATION

The following is a summary of the material Canadian federal income tax considerations generally applicable to purchasers of the Common Shares who, for purposes of the Income Tax Act (Canada) and Income Tax Regulations (collectively, the “Canadian Act”) deal at arm's length with the Company, hold Common Shares as capital property, are not residents of Canada at any time when holding Common Shares, do not have a permanent establishment in Canada, do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Shares of the Company that are effectively connected with an insurance business carried on in Canada. Such a purchaser is referred to in this discussion as a “shareholder”. It is recommended that any shareholder seeking to purchase Common Shares should obtain independent legal advice with respect to any tax consequences.

This summary is based on the current provision of the Canadian Act and the Canada-United States Income Tax Convention, (1980) (the “Treaty”), as amended. This summary takes into account specific proposals to amend the Canadian Act publicly announced by the Minister of Finance prior to the date hereof and the Company's understanding of the current published administrative and assessing practices of Revenue Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Shares unless such shares are “taxable Canadian property” to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable income tax convention . The Common Shares will not be taxable Canadian property to a shareholder provided that the Company is listed on a prescribed Canadian or foreign stock exchange within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm's length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. The Company is currently not listed on a prescribed exchange, as the Over the Counter Bulletin Board has not been prescribed for this purpose. Accordingly, shares of the Company would constitute taxable Canadian property to a shareholder. The Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax on any gain realized in respect of a disposition of shares of the Company provided that the value of such shares is not derived principally from direct or indirect real property interests (including resource property) situated in Canada.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENT BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

The documents concerning the Company may be viewed at the Company’s principal address during normal business hours.

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

PART II

ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

None

ITEM 15.

[RESERVED]

ITEM 16.

[RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 19. Exhibits” for a list of those Financial Statements of the Company included in this report.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

A. INDEX TO FINANCIAL STATEMENTS

(1) Audited Statement of Financial Position of the Company as at December 31, 2004 and 2003:

a)	Auditors Report
b)	Consolidated Balance Sheets as at December 31, 2004 and 2003
c)	Consolidated Statement of Operations and Deficit for the years ended December 31, 2004 and 2003
d)	Consolidated Statement of Stockholders Equity (Deficiency)
e)	Consolidated Statement of Cash Flow for the years ended December 31, 2004 and 2003
f)	Notes to Consolidated Financial Statements

B. EXHIBITS

1.1  Certificate of Incorporation of the Company dated October 30, 1997.*
1.2  Articles of Incorporation.*
1.3  By-laws of the Company.*
1.4  Certificate of Name Change dated September 20, 2004
4.1  Agreement dated April 12, 2000 between the Company and Scott Doiron.*
4.2  Agreement dated April 12, 2000 between the Company and Mediapros, LLC.*
4.3	Lease Indenture dated March 15, 2000 between the Company and Firwood Land & Trading Company Limited.*
4.4  Settlement Agreement with Cavio dated May 17, 2002.*
4.5	Acquisition Agreement with the shareholders of VCL dated October 15, 2001 to acquire 100% of the issued and outstanding shares of VCL.*
4.6  Purchase and Sale Agreement with Hawkeye Drilling dated March 25, 2003.*
4.7  2004 Stock Incentive Plan (as amended)*
12.1
Certification of Chief Executive Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2
Certification of Chief Financial Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PURE CAPITAL INCORPORATED
(Company)

/s/ ALAN BROWN
ALAN BROWN
President and Director

DATED on the 12th day of August, 2005

INDEX TO EXHIBITS

1.1  Certificate of Incorporation of the Company dated October 30, 1997.*

1.2  Articles of Incorporation.*

1.3  By-laws of the Company.*

1.4  Certificate of Name Change dated September 20, 2004

4.1  Agreement dated April 12, 2000 between the Company and Scott Doiron.*

4.2  Agreement dated April 12, 2000 between the Company and Mediapros, LLC.*

4.3	Lease Indenture dated March 15, 2000 between the Company and Firwood Land & Trading Company
Limited.*

4.4  Settlement Agreement with Cavio dated May 17, 2002.*

4.5	Acquisition Agreement with the shareholders of VCL dated October 15, 2001 to acquire 100% of the issued and outstanding shares of VCL.*

4.6  Purchase and Sale Agreement with Hawkeye Drilling dated March 25, 2003.*

4.7  2004 Stock Incentive Plan (as amended)*

12.1
Certification of Chief Executive Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2
Certification of Chief Financial Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Pure Capital Incorporated
(Formerly Universal Domains Incorporated)

We have audited the accompanying balance sheets of Pure Capital Incorporated (formerly Universal Domains Incorporated) as at December 31, 2004 and 2003, and the statements of operations, stockholders’ equity (deficiency), and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has insufficient working capital to meet its planned business objectives that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Morgan & Company

Vancouver, Canada

July 29, 2005
Chartered Accountants

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31
	2004	2003

ASSETS

Current
Cash	$-	$790
Accounts receivable	-	2,715
	-	3,505

Capital Assets (Note 3)	-	1,402

	$-	$4,907

LIABILITIES

Current
Accounts payable and accrued liabilities	$73,330	$59,326
Advances payable, related parties	121,425	336,420
	194,755	395,746

STOCKHOLDERS’ DEFICIENCY

Share Capital
Authorized:
An unlimited number of common shares without par value
Issued and outstanding:
10,652,139 shares at December 31, 2004 and
3,012,369 shares at December 31, 2003	6,850,855	5,537,242

Contributed Surplus	56,800	56,800

Deficit	(7,102,410)	(5,969,823)

Cumulative Translation Adjustment	-	(15,058)
	(194,755)	(390,839)

	$-	$4,907

Going Concern (Note 1)
Subsequent Event (Note 10)

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31
	2004	2003	2002

Sales	$-	$-	$-

Expenses
Amortization	-	601	1,055
Bank charges and interest	345,645	2,698	2,292
Consulting	562,295	1,346,189	154,690
Filing and transfer fees	4,644	2,920	127
Foreign exchange loss	33,073	-	-
Loss on disposal of capital assets	1,402	-	-
Office supplies and sundry	12,738	1,828	8,686
Professional fees	67,520	41,794	46,193
Rent and utilities	13,289	13,025	6,796
Travel and promotion	91,981	238	4,624

Loss Before The Following	(1,132,587)	(1,409293)	(224,463)

Write Off Of Oil And Gas Interest (Note 4)	-	(545,072)	-

Loss From Continuing Operations	(1,132,587)	(1,954,365)	(224,463)

Discontinued Operations	-	(51,706)	19,860

Loss For The Year	$(1,132,587)	$(2,006,071)	$(204,603)

Loss Per Share
Continuing operations	$(0.18)	$(0.86)	$(0.34)
Loss for the year	$(0.18)	$(0.86)	$(0.31)

Weighted Average Number Of Common Shares Outstanding	6,469,823	2,330,671	660,354

Comprehensive Income
Loss for the year	$(1,132,587)	$(2,006,071)	$(204,603)
Foreign currency translation adjustment	15,058	(34,893)	4,777

Total Comprehensive Income (Loss)	$(1,117,529)	$(2,040,964)	$(199,826)

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	YEARS ENDED DECEMBER 31
	2004	2003	2002

Cash Flows From Operating Activities
Loss on continuing operations	$(1,132,587)	$(1,954,365)	$(224,463)

Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Stock issued for other than cash	924,273	1,130,084	69,000
Amortization	-	601	1,055
Loss on disposal of capital assets	1,402	-	-
Change in accounts receivable	2,715	28,793	(28,152)
Change in prepaid expenses	-	-	7,667
Write off of oil and gas interest (Note 4)	-	545,072	-
Change in accounts payable and accrued liabilities	14,004	6,192	34,191
Net Cash Used In Operating Activities	(190,193)	(243,623)	(140,702)

Cash Flows From Financing Activity
Loan advances, net	174,345	316,037	82,456

Cash Flows From Investing Activity
Acquisition of oil and gas interest	-	(65,072)	-

Discontinued Operations	-	25,308	54,662

Effect Of Exchange Rate Changes On Cash	15,058	(34,893)	4,777

Net Increase (Decrease) In Cash	(790)	(2,243)	1,193

Cash, Beginning Of Year	790	3,033	1,840

Cash, End Of Year	$-	$790	$3,033

Supplementary Cash Flow Information
Investing Activities
Shares issued for advances payable	$389,340	$-	$546,923

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Stated in U.S. Dollars)

	COMMON STOCK
	NUMBER			CUMULATIVE	RETAINED
	OF		CONTRIBUTED	TRANSLATION	EARNINGS
	SHARES	AMOUNT	SURPLUS	ADJUSTMENT	(DEFICIT)	TOTAL

Balance, December 31, 2001	489,561	$3,234,221	$56,800	$15,058	$(3,759,149)	$(453,070)

Issuance of common stock
For advances and accounts payable	675,808	546,923	-	-	-	546,923
For services	57,500	69,000	-	-	-	69,000
Translation adjustment	-	-	-	4,777	-	4,777
Loss for the year	-	-	-	-	(204,603)	(204,603)

Balance, December 31, 2002	1,229,869	3,850,144	56,800	19,835	(3,963,752)	(36,973)

Issuance of common stock
For services	1,297,500	1,141,098	-	-	-	1,141,098
For advances payable	110,000	66,000	-	-	-	66,000
For oil and gas property	375,000	480,000	-	-	-	480,000
Translation adjustment	-	-	-	(34,893)	-	(34,893)
Loss for the year	-	-	-	-	(2,006,071)	(2,006,071)

Balance, December 31, 2003	3,012,369	5,537,242	56,800	(15,058)	(5,969,823)	(390,839)

Issuance of common stock
For services	2,650,000	515,250	-	-	-	515,250
For advances payable	4,989,770	798,363	-	-	-	798,363
Translation adjustment	-	-	-	15,058	-	15,058
Loss for the year	-	-	-	-	(1,132,587)	(1,132,587)

Balance, December 31, 2004	10,652,139	$6,850,855	$56,800	$-	$(7,102,410)	$(194,755)

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Stated in U.S. Dollars)

1.	OPERATIONS AND GOING CONCERN

a)	Operations

The Company is incorporated under the Canada Business Corporations Act and all its operations are located in Canada.

In March 2003, the Company discontinued its teleconferencing services business and commenced operations as an oil and gas company. Subsequently, the Company abandoned its oil and gas interests and is currently seeking other business opportunities. The results of the Company’s teleconferencing business have been recorded in discontinued operations in the financial statements for the year ended December 31, 2003.

On October 12, 2004, the Company changed its name to Pure Capital Incorporated. from Universal Domains Incorporated. The Company at this time also consolidated its issued and outstanding common shares on a 1 new share for 40 old share basis. All common stock and per share amounts referred to in these financial statements have been adjusted to reflect the stock consolidation.

b)	Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. During the year ended December 31, 2004, the Company incurred a loss of $1,132,587 and, as at December 31, 2004, the Company has a shareholder’s deficiency of $194,755, and a working capital deficit of $194,755. The Company’s ability to continue its operations on a going concern basis is dependent upon obtaining additional financing and the support of creditors. Management intends to seek additional capital through issuance of shares by private placements and by seeking short term advances from directors or shareholders. There is no assurance that the Company will be successful in achieving any or all of these objectives over the coming year. These financial statements do not give effect to any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Capital Assets and Amortization

Capital assets are recorded at cost and amortized over their economic lives as follows:

Computer equipment	30% declining balance basis

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - “Accounting for Income Taxes” (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

c)	Stock Based Compensation

The Company measures compensation cost for stock based compensation using the intrinsic value method of accounting as prescribed by A.P.B. Opinion No. 25 - “Accounting for Stock Issued to Employees”. The Company has adopted those provisions of Statement of Financial Accounting Standards No. 123 - “Accounting for Stock Based Compensation”, which requires disclosure of the pro-forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

d) Foreign Currency Translation

The Company’s operations are located in Vancouver, Canada and its functional currency is the Canadian dollar. The financial statements have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign currency gains and losses are included in the statement of operations.

e) Financial Instruments

The Company’s financial instruments consist of accounts payable and accrued liabilities and advances payable.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

g)	Comprehensive Income (Loss)

The Company has adopted SFAS No. 130 - “Reporting Comprehensive Income”. SFAS No. 130 establishes standards for reporting and displaying comprehensive income (loss) and its components.

h) Loss Per Share

The Company computes loss per share in accordance with SFAS No. 128 - “Earnings Per Share”. Under the provisions of SFAS No. 128, basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the periods. As the Company generated net losses in each of the periods presented, diluted loss per share is not presented as the effect would be anti-dilutive.

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R - “Share Based Payment”. SFAS No. 123R is a revision of SFAS No. 123 - “Accounting for Stock Based Compensation”, and supersedes APB Opinion No. 25 - “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS No. 123R requires that the compensation cost relating to share based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS No. 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB 107 during implementation of SFAS No. 123R.

In December 2004, the FASB issued SFAS No. 153 - “Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29 - “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.
PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Stated in U.S. Dollars)

3.	CAPITAL ASSETS

	2004			2003
		ACCUMULATED	NET BOOK	NET BOOK
	COST	AMORTIZATION	VALUE	VALUE

Computer equipment	$-	$-	$-	$1,402

4.	OIL AND GAS PROPERTY INTEREST

On March 25, 2003, the Company entered into an agreement to acquire a 75% interest in certain oil and gas interests in the State of Mississippi. To earn its interest, the Company is required to pay $225,000, issue 375,000 common shares of the Company and raise up to $500,000 to fund the drilling of a well on the acquired interest. Further common shares may be issued to the vendor by the Company in order to not dilute the vendor’s percentage interests. On April 1, 2003 the Company entered into consulting agreements with two directors of the vendor company, under which the Company will pay an aggregate of $5,000 per month for a one year period, and issue a total of 216,250 shares (issued).

The Company expended a total of $65,072 and issued 375,000 common shares at a value of $480,000. As the drilling was unsuccessful, the Company abandoned its interest and charged $545,072 to operations in 2003.

5.	STOCK OPTIONS

i)	As at December 31, 2004, there are no stock options outstanding.

No stock options were issued during the year ended December 31, 2004. A summary of changes in stock options for the years ended December 31, 2004 and 2003 is as follows:

WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, December 31, 2002	-	$-

Granted	245,000	0.72
Exercised	(245,000)	0.72

Balance, December 31, 2003 and 2004	-	$-

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Stated in U.S. Dollars)

5.	STOCK OPTIONS (Continued)

ii)
For purposes of pro-forma disclosures, the options estimated fair values are amortized to expense over the options vesting periods. The fair value for the options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004: risk free rate of Nil (2003 - 3.51%); no dividends; volatility factor of the expected life of the Company’s common stock of Nil (2003 - 634%); and a weighted average expected life of the options granted in each year of Nil (2004 - 1 year). The Company’s pro-forma information follows:

	2004	2003

Loss for the year, as reported	$(1,132,587)	$(2,006,071)

Add: Stock based compensation included in loss for the year, as reported	-	333,198
Deduct: Stock based compensation determined under fair value method	-	(333,198)

Loss for the year, pro-forma	$(1,132,587)	$(2,006,071)

Loss per share, basic and diluted, as reported	$(0.18)	$(0.86)

6.	DISCONTINUED OPERATIONS

In March 2003, the Company discontinued the operations of VCL Communications Corp. (“VCL”). The results of operations of VCL for the year ended December 31, 2003 and 2002 are included in discontinued operations and consist of the following items:

	2004	2003	2002

Revenue	$-	$19,503	$94,851

Expenses
Consulting and contractors	-	77,014	127,949
Telephone (recovery)	-	(6,455)	9,864
Travel	-	650	18,168
	-	71,209	155,981

Net loss	$-	$51,706	$61,130

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
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

8. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company issued 14,750,000 common shares for services valued at $251,500 to two persons related to a director.

During the year ended December 31, 2004, the Company issued 58,249,750 common shares for debt due to related parties totaling $232,999, plus interest of $349,023.

During the year ended December 31, 2004, the Company paid $12,000 (2003 - $Nil; 2002 - $Nil) to a director for rent of office space under a month-to-month arrangement.

9. INCOME TAXES

A reconciliation of statutory federal and provincial tax rate to the Company’s effective tax rate is as follows:

	2004	2003

Income (loss) for the year	$(1,132,587)	$(2,006,071)
Income tax rate	35%	37%

Income tax (benefit)	$(396,405)	$(742,200)
Less: Valuation allowance	(396,405)	(742,200)

Total income tax expense (benefit)	$-	$-

PURE CAPITAL INCORPORATED
(Formerly Universal Domains Incorporated)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Stated in U.S. Dollars)

9. INCOME TAXES (Continued)

Deferred tax assets are as follows:

	2004	2003

Non-capital loss carry-forward	$1,353,000	$1,012,000
Valuation allowance	(1,353,000)	(1,012,000)

Net deferred tax asset	$-	$-

The Company has non-capital losses of approximately $3,800,000 which may be used to offset future Canadian taxable income.

These losses commence to expire in 2005.

10.	SUBSEQUENT EVENT

Subsequent to December 31, 2004, the Company issued 4,968,850 common shares for services at a value of $357,508, including 2,000,000 common shares to two persons related to a director. The Company also issued 961,563 common shares for debt totalling $76,925.