Form 20-F
period 2005-12-31
PURE CAPITAL INC
filed 2006-07-18
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
OR

[           ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[           ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

COMMISSION FILE NUMBER No. 0-29922

Pure Capital Incorporated

(Exact name of Registrant as specified in its charter)

Inapplicable

(Translation of Registrant's name into English)

Canada

(Jurisdiction of incorporation or organization)

250 Blairgowrie Place
Nanaimo, BC Canada
V9T 4P5
Tel. No. (250) 741-6340

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class
None

Name of each exchange on which registered
Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005: 1,872,846 Common Shares

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [ x ]

If this report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [  ] No [ x ]

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.
Large accelerated filer        Accelerated filer [ ]       Non-accelerated filer [ x ]

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [ x ]    Item 18 [ ]

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).
Yes [ x] No [ ]

GENERAL

In this Annual Report on Form 20-F, all references to “Pure Capital”, “us”, “we” or the “Company” refer to Pure Capital Incorporated and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended December 31, 2005.

We use the U.S. dollar as our reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in U.S. dollars, unless otherwise indicated. See also “Item 3. Key Information” for more detailed currency and conversion information. Our consolidated financial statements which form part of the annual report are presented in U.S. dollars and are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise indicated, all share numbers in this Annual Report give effect to the 1:15 reverse split on the common shares that was competed on January 19, 2006.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements (within the meaning of the United States Private Securities Litigation Reform Act of 1995) concerning our business strategies, market conditions, outlook and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management including, but not limited to, certain statements and projections concerning our plans, intentions, strategies, expectations, predictions, financial projections, assumptions and estimates related to accounting policies, concerning the our future activities and results of operations and other future events or conditions. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements contained in this report are based on current facts and analyses and include, but are not limited to, the following:

•	the effect of certain transactions, including marketing arrangements, on our revenues and results of operations in future periods;
•	our discussions with potential merger or business combination candidates and the status of these discussions;
•	our ability to secure additional financing and improve operating cash flow to allow it to continue as a going concern;
•	application of critical accounting policies and the effect of recent accounting pronouncements on our results of operations; and
•	other statements related to our business and results of operations.

Forward looking statements are made based on management’s reasonable beliefs, estimates and opinions on the date the statements are made. However, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, but are not limited to, general economic conditions, our ability to generate sufficient cash flows to support capital expansion plans and general operating activities; and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada, the United States and foreign countries affecting foreign trade, investment and taxation and other factors beyond our reasonable control, which, in turn, could affect our current or future operations. See “Key Information - Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The reader is cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. Readers should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

This annual report includes financial statements for the Company. The following is selected financial information from these financial statements. This information should be read in conjunction with such Financial Statements and the notes thereto incorporated by reference into this annual report. The financial statements provided show the financial position of the Company for the fiscal years 2001, 2002, 2003, 2004 and 2005.

All information provided in the Summary of Financial Information below is in US dollars and has been compiled according to US Generally Accepted Accounting Principles.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2001	Restated December 31, 2002	Restated December 31, 2003	Restated December 31, 2004	December 31, 2005
OPERATING DATA:
Revenue	$0	$0	$0	$0	$0
Gross Profit	0	0	0	0	0
Net Income (Loss)	(1,382,564)	(969,211)	(2,068,471)	(1,194987)	(546,941)
Income (Loss) per share	(3.60)	(22.02)	(13.31)	(2.77)	(0.48)

BALANCE SHEET DATA:
Cash	$1,840	$3,033	$790	-	$116
Total Assets	20,053	38,877	4,907	-	116
Current Liabilities	473,123	840,458	1,222,754	1,084,163	1,015,287
Long Term Debt	0	0	0	0	0
Total Liabilities	473,123	840,458	1,222,754	1,084,163	1,015,287
Shareholders Equity (Deficiency)	(453,070)	(801,581)	(1,217,847)	(1,084,163)	(1,015,171)

CURRENCY TRANSLATIONS

The following table sets out the exchange rates for the conversion of one Canadian dollar into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2005	2004	2003	2002	2001
End ($)	0.8577	0.8308	0.7738	0.6331	0.6279
Average ($)	0.8255	0.7683	0.7135	0.6368	0.6458
High ($)	0.8751	0.8493	0.7738	0.6618	0.6694
Low ($)	0.7853	0.7159	0.6349	0.6199	0.6242

The following table sets forth the high and low exchange rates for the conversion of one Canadian dollar into U.S. dollars for each of the last 6 months.

	Thru	May	April	March	February	January
	June 15, 2006	2006	2006	2006	2006	2006

High for the month ($)	0.8977	0.8983	0.8714	0.8615	0.8680	0.8605

Low for the month ($)	0.9045	0.9045	0.8762	0.8661	0.8725	0.8668

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 15, 2006 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.8947 ($1.00 = Cdn$1.1177) .

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

Low-Priced Stocks Subject to Greater Disclosure Requirements. The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on July 14, 2006 was $0.26. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

The Company did not report any income from operations during financial years ending December 31, 2005 and December 31, 2004. The Company's teleconferencing business did not produce revenue and was discontinued in the first quarter of 2003. During fiscal 2000 the Company's income from operations was affected primarily by the discontinuation of the two branches of its food retail business. These dispositions caused a downturn in the revenues of the Company from US$739,148 in the year ended December 31, 1999 to US$176,420 in the year ended December 31, 2000. Revenues for the Company ceased at the time of these discontinuations approximately mid April 2000 and this is completely attributable to the discontinuation of the food retail business.

The impact of inflation and hyperinflation are not material to the Company.

The impact of foreign currency fluctuations are not material to the Company. The Company reported a loss on foreign currency translation for the year ended December 31, 2005 of $1,500. The Company reported a $0 loss on foreign currency translation for the year ended December 31, 2004.

The Company is not aware of any governmental fiscal monetary or political policy or factors that have materially affected or could materially affect, directly or indirectly, the Company's operations or investments by non-Canadian shareholders.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2005, the Company reported a working capital deficiency of $1,015,171, with only $116 in cash. The Company's working capital is not sufficient for the Company's present requirements. The Company proposes to meet any further working capital requirements through future equity financing. The Company does not have any current cash flows. The Company will be dependent on future equity financing to create future cash flows. During the year end in December 31, 2005, the Company had no borrowings or long-term debt. As of December 31, 2005 the Company did not have any material commitments for capital expenditures.

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

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

None.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth all directors and executive officers of the Company as of July 14, 2006, with each position and office held by them in the Company, and the period of service as such:

Name	Age	Office	Since	Common Shares Held (July 14, 2006)
Alan Brown	38	Director, CEO & President	April 12, 2000	382,594
Colleen Garner	44	Director	April 25, 2005	124,743

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

2. Directors and officers of the Company

During the financial period ended December 31, 2005, the aggregate cash remuneration paid or payable by the Company to its directors and executive officers for services rendered was US$60,000 as follows:

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

Members of the Board of Directors are elected by the holders of the Company's shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Company is the Audit Committee. The Audit Committee of the Company's Board of Directors currently consists of Colleen Garner and Alan Brown. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. The Company does not have an Executive Committee.

D. EMPLOYEES

As at December 31, 2005, the Company did not have any full-time employees.

E. SHARE OWNERSHIP

1. The following table sets forth as of July 14, 2006, information with respect to the total number of Common Shares owned by the Company's directors. The Company does not have any members of administrative, supervisory or management bodies. There is no person known to the Company to be the owner of more than 10% of any class of the Company's voting securities except as set forth below.

Title of Class	Shareholder	Number of Shares	Percent of Class (1)
Common Shares	Alan Brown	382,594 Shares	20%
Common Shares	Colleen Garner	124,743	6.6%

(a)	Based upon 1,872,426 common shares issued and outstanding as of July 14, 2006.

STOCK OPTIONS

As at July 14, 2006, there were no outstanding options to purchase Common Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following persons known to the Company to own more than 5% of the Company's voting securities as at July 14, 2006:

Name	Number of Shares	Percent of Class
Alan Brown	382,594	20%
Colleen Garner	124,743	6.6%
Clavca Investment Corp.	159,744	8.5%

The Company's major shareholders' voting rights do not differ from the voting rights of other shareholders.

To the extent known by the Company, it is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person.

Based on the records of the Company's registrar and transfer agent, as at July 14, 2006 there were 24 holders of record of the Company's shares with United States addresses who collectively held 204,544 shares or approximately 11% of the issued and outstanding shares.

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

B. SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2005.

ITEM 9. THE OFFER AND LISTING

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the NASD over the counter Bulletin Board.
The following is a table indicating the price history of Company's Common Stock:

Year	High	Low
2001	11.40	.30
2002	.90	.30
2003	1.35	.15
2004	6.75	.39
2005	3.55	.20

Period	High	Low
First Quarter 2004	.15	.15
Second Quarter 2004	.15	.15
Third Quarter 2004	.15	.15
Fourth Quarter 2004	.15	.15
First Quarter 2005	3.53	.60
Second Quarter 2005	2.85	.54
Third Quarter 2005	1.35	.38
Fourth Quarter 2005	.75	.20

Month	High	Low
Jan. 2006	.26	.12
Feb. 2006	.21	.18
March 2006	.37	.17
April 2006	.80	.31
May 2006	.40	.17
June 2006	.26	.14
July 2006	.26	.26

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

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

A. INDEX TO FINANCIAL STATEMENTS

(1) Audited Statement of Financial Position of the Company as at December 31, 2005 and 2004:

a)	Auditors Report
b)	Consolidated Balance Sheets as at December 31, 2005 and 2004
c)	Consolidated Statement of Operations and Deficit for the years ended December 31, 2005 and 2004
d)	Consolidated Statement of Stockholders Equity (Deficiency)
e)	Consolidated Statement of Cash Flow for the years ended December 31, 2005 and 2004
f)	Notes to Consolidated Financial Statements

B. EXHIBITS

1.1  Certificate of Incorporation of the Company dated October 30, 1997.*
1.2  Articles of Incorporation.*
1.3  By-laws of the Company.*
1.4  Certificate of Name Change dated September 20, 2004*
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

DATED on the 17th day of July, 2006

INDEX TO EXHIBITS

1.1  Certificate of Incorporation of the Company dated October 30, 1997.*

1.2  Articles of Incorporation.*

1.3  By-laws of the Company.*

1.4  Certificate of Name Change dated September 20, 2004*

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
(A Development Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004
(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Pure Capital Incorporated
(A Development Stage Company)

We have audited the accompanying balance sheets of Pure Capital Incorporated (a development stage company) as at December 31, 2005 and 2004, and the statements of operations, stockholders’ equity (deficiency), and cash flows for each of the years in the three year period ended December 31, 2005, and for the period from re-entry into development stage, January 1, 2003, to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005, and for the period from re-entry into development stage, January 1, 2003, to December 31, 2005, in conformity with United States generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

As referred to in Note 10, the accompanying financial statements of Pure Capital Incorporated as of December 31, 2004, and for the year then ended, have been restated to reflect the proper accounting treatment of a liability previously disclosed as a contingent liability.

Vancouver, Canada              /s/ Morgan & Company

July 11, 2006                                                                                                                                                                 Chartered Accountants

PURE CAPITAL INCORPORATED
(A Development Stage Company)

BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31
	2005	2004
	(Restated)	(Restated)
	(Note 10)	(Note 10)
ASSET

Current
Cash	$116	$-

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,015,287	$962,738
Advances payable, related parties	-	121,425
	1,015,287	1,084,163

SHAREHOLDERS’ DEFICIENCY

Share Capital
Authorized:
An unlimited number of common shares without par value
Issued and outstanding:
1,568,324 shares at December 31, 2005 and
710,142 shares at December 31, 2004	7,468,288	6,850,855

Contributed Surplus	56,800	56,800

Cumulative Translation Adjustment	(1,500)	-

Deficit Accumulated During The Development Stage	(8,538,759)	(7,991,818)

	(1,015,171)	(1,084,163)

	$116	$-

Going Concern (Note 1)
Subsequent Event (Note 10)

The accompanying notes are an integral part of these financial statements

PURE CAPITAL INCORPORATED
(A Development Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in U.S. Dollars)

				Period From
				Re-entry into
				Development
				Stage,
				January 1
				2003 to
	YEARS ENDED DECEMBER 31			December 31
	2005	2004	2003	2005
	(Restated)	(Restated)	(Restated)	(Restated)
	(Note 10)	(Note 10)	(Note 10)	(Note 10)
Sales	$-	$-	$-	$-

Expenses
Amortization	-	-	601	601
Consulting	76,600	310,795	205,091	592,486
Consulting - related parties	306,173	251,500	1,141,098	1,698,771
Filing and transfer fees	4,664	4,644	2,920	12,228
Foreign exchange loss	-	33,073	-	33,073
Loss on disposal of capital assets	-	1,402	-	1,402
Office supplies and sundry	1,032	12,738	1,828	15,598
Professional fees	64,282	67,520	41,794	173,596
Rent and utilities	787	4,069	13,025	17,881
Rent and utilities - related parties	9,903	9,220	-	19,123
Travel and promotion	20,704	91,981	238	112,923

Operating Loss	(484,145)	(786,942)	(1,406,595)	(2,677,682)

Interest	(62,796)	(62,534)	(65,098)	(190,428)
Interest - Related Parties	-	(345,511)	-	(345,511)
Write Off Of Oil And Gas Interest (Note 3)	-	-	(545,072)	(545,072)

Loss From Continuing Operations	(546,941)	(1,194,987)	(2,016,765)	(3,758,693)

Discontinued Operations	-	-	(51,706)	(51,706)

Loss For The Year	$(546,941)	$(1,194,987)	$(2,068,471)	$(3,810,399)

Loss Per Share
Continuing operations	$(0.48)	$(2.77)	$(12.98)
Loss for the year	$(0.48)	$(2.77)	$(13.31)

Weighted Average Number Of Common Shares Outstanding	1,139,471	431,322	155,378

Comprehensive Income
Loss for the year	$(546,941)	$(1,194,987)	$(2,068,471)	(3,810,399)
Foreign currency translation adjustment	(1,500)	15,058	(34,893)	(21,335)

Total Comprehensive Income (Loss)	$(548,441)	$(1,179,929)	$(2,103,364)	$(3,831,734)

The accompanying notes are an integral part of these financial statements

PURE CAPITAL INCORPORATED
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

				Period From
				Re-entry into
				Development
				Stage,
				January 1
				2003 to
	YEARS ENDED DECEMBER 31			December 31
	2005	2004	2003	2005
	(Restated)	(Restated)	(Restated)	(Restated)
	(Note 10)	(Note 10)	(Note 10)	(Note 10)

Cash Flows From Operating Activities
Loss on continuing operations	$(546,941)	$(1,194,987)	$(2,016,765)	$(3,758,693)

Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Stock issued for other than cash	447,708	924,273	1,130,084	2,502,065
Amortization	-	-	601	601
Loss on disposal of capital assets	-	1,402		1,402
Change in accounts receivable	-	2,715	28,793	31,508
Write off of oil and gas interest (Note 3)	-	-	545,072	545,072
Change in accounts payable and accrued liabilities	52,549	76,404	68,592	197,545
Net Cash Used In Operating Activities	(46,684)	(190,193)	(243,623)	(480,500)

Cash Flows From Financing Activity
Loan advances, net	48,300	174,345	316,037	538,682

Cash Flows From Investing Activity
Acquisition of oil and gas interest	-	-	(65,072)	(65,072)

Discontinued Operations	-	-	25,308	25,308

Effect Of Exchange Rate Changes On Cash	(1,500)	15,058	(34,893)	(21,335)

Net Increase (Decrease) In Cash	116	(790)	(2,243)	(2,917)

Cash, Beginning Of Year	-	790	3,033	3,033

Cash, End Of Year	$116	$-	$790	$116

Supplementary Cash Flow Information
Investing Activities
Shares issued for accounts and advances payable	$169,725	$389,340	$-	$559,065

The accompanying notes are an integral part of these financial statements

PURE CAPITAL INCORPORATED
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

DECEMBER 31, 2003, 2004 AND 2005
(Stated in U.S. Dollars)

	COMMON STOCK
	NUMBER			CUMULATIVE	RETAINED
	OF		CONTRIBUTED	TRANSLATION	EARNINGS
	SHARES	AMOUNT	SURPLUS	ADJUSTMENT	(DEFICIT)	TOTAL
					(Restated) (Note 10)	(Restated) (Note 10)

Balance, December 31, 2002	81,991	$3,850,144	$56,800	$19,835	$(4,728,360)	$(801,581)

Issuance of common stock
For services	86,500	1,141,098	-	-	-	1,141,098
For advances payable	7,333	66,000	-	-	-	66,000
For oil and gas property	25,000	480,000	-	-	-	480,000
Translation adjustment	-	-	-	(34,893)	-	(34,893)
Loss for the year	-	-	-	-	(2,068,471)	(2,068,471)

Balance, December 31, 2003	200,824	5,537,242	56,800	(15,058)	(6,796,831)	(1,217,847)

Issuance of common stock
For services	176,667	515,250	-	-	-	515,250
For advances payable	332,651	798,363	-	-	-	798,363
Translation adjustment	-	-	-	15,058	-	15,058
Loss for the year	-	-	-	-	(1,194,987)	(1,194,987)

Balance, December 31, 2004	710,142	6,850,855	56,800	-	(7,991,818)	(1,084,163)

Issuance of common stock
For advances payable	322,925	193,733	-	-	-	193,733
For services	535,257	423,700	-	-	-	423,700
Translation adjustment	-	-	-	(1,500)	-	(1,500)
Loss for the year	-	-	-	-	(546,941)	(546,941)

Balance, December 31, 2005	1,568,324	$7,468,288	$56,800	$(1,500)	$(8,538,759)	$(1,015,171)

The accompanying notes are an integral part of these financial statements

PURE CAPITAL INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003
(Stated in U.S. Dollars)

1.	OPERATIONS AND GOING CONCERN

a)	Operations

The Company is incorporated under the Canada Business Incorporations Act and all its operations are located in Canada.

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

On October 12, 2004 the Company changed its name to Pure Capital Incorporated. from Universal Domains Incorporated. The Company at this time also consolidated its issued and outstanding common shares on a 1 new share for 40 old share basis. Subsequent to December 31, 2005, on January 3, 2006, the Company consolidated its issued and outstanding common shares again on a 1 new share for 15 old share basis. All common stock and per share amounts referred to in these financial statements have been adjusted to reflect the stock consolidations.

b)	Development Stage Company

On January 1, 2004, the Company re-entered the development stage, (as defined in the Statement of Financial Accounting Standards No.7, “Accounting and Reporting by Development Stage Enterprises”. From January 1, 2004 the Company has devoted all its efforts in establishing a new business. The guidance of FASB No 7 has been applied to all periods in the financial statements.

c)	Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. During the year ended December 31, 2005, the Company incurred a loss of $546,941 and, as at December 31, 2005, the Company has a shareholder’s deficiency of $1,015,171, and a working capital deficit of $1,015,171. The Company’s ability to continue its operations on a going concern basis is dependent upon obtaining additional financing and the support of creditors. Management intends to seek additional capital through issuance of shares by private placements and by seeking short term advances from shareholders of approximately $50,000 to cover working capital requirements for fiscal 2006. There is no assurance that the Company will be successful in achieving any or all of these objectives over the coming year. These financial statements do not give effect to any adjustments that would be necessary should the Company be unable to continue as a going concern.

PURE CAPITAL INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

a) Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - “Accounting for Income Taxes” (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

b)	Stock Based Compensation

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

c) Foreign Currency Translation

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

d) Financial Instruments

The Company’s financial instruments consist of cash, and accounts payable and accrued liabilities.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

e)	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company reviews long-lived assets and including identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.

PURE CAPITAL INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of (Continued)

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

h) Loss Per Share

The Company computes loss per share in accordance with SFAS No. 128 - “Earnings Per Share”. Under the provisions of SFAS No 128, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. As the Company generated net losses in each of the periods presented, diluted loss per share is not presented as the effect would be anti-dilutive.

i)	Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”) - “Accounting Changes and Error Corrections”. SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

PURE CAPITAL INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Recent Accounting Pronouncements (Continued)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123 (revised 2004)”), “Share-Based Payment”. This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2006. The Company has determined that the adoption of SFAS 123 will significantly impact the Company’s future results of operations and continues to evaluate it to determine the degree of significance.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”. The Company has determined that the adoption of SFAS 153 does not have an impact on the Company’s results of operations or financial position.

3.	OIL AND GAS PROPERTY INTEREST

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

4.	STOCK OPTIONS

i)	As at December 31, 2005, and 2004, there are no stock options outstanding.

PURE CAPITAL INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003
(Stated in U.S. Dollars)

4.	STOCK OPTIONS (Continued)

ii)
For purposes of pro-forma disclosures, the options estimated fair values are amortized to expense over the options vesting periods. The fair value for the options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2005: risk free rate of Nil (2004 - nil%); no dividends; volatility factor of the expected life of the Company’s common stock of Nil (2004 - nil%); and a weighted average expected life of the options granted in each year of Nil (2004 - nil). The Company’s pro-forma information follows:

	2005	2004
	(Restated)	(Restated)
	(Note 10)	(Note 10)

Loss for the year, as reported	$546,941	$(1,194,987)

Add: Stock based compensation included in loss for the year, as reported	-	-
Deduct: Stock based compensation determined under fair value method	-	-

Loss for the year, pro-forma	$546,941	$(1,194,987)

Loss per share, basic and diluted, as reported	$(0.48)	$(2.77)

5.	DISCONTINUED OPERATIONS

In March 2003, the Company discontinued the operations of VCL Communications Corp. (“VCL”). The results of operations of VCL for the year ended December 31, 2003 are included in discontinued operations and consist of the following items:

	2005	2004	2003

Revenue	$-	$-	$19,503

Expenses
Consulting and contractors	-	-	77,014
Telephone (recovery)	-	-	(6,455)
Travel	-	-	650
	-	-	71,209

Net loss	$-	$-	$51,706

PURE CAPITAL INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003
(Stated in U.S. Dollars)

6.	CONTINGENT LIABILITY

A company is seeking certain unspecified amounts payable in cash and/or shares of the Company with respect to an obligation under a Letter of Assignment and other agreements arising from the Company’s acquisition of its oil and gas interest referred to in Note 3. The Company does not consider that any compensation is owed to this company and will defend its position should legal proceedings be commenced. No provision has been made in these financial statements.

7.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company paid cash of $3,500 (2004:- $nil) to a director and issued 381,922 common shares to a director and two persons related to a director for services valued at $277,200, (2004:- $980,000 common shares valued at $251,500).

During the year ended December 31, 2005, the Company issued 305,103 common shares for debt due to a director totaling $155,108, (2004:- 3,883,317 common shares for debt due to related parties totaling $232,999 plus interest of $345,645).

During the year ended December 31, 2005, the Company paid $9,903 (2004:- $9,220; 2003 - $nil) to a director for rent and office space under a month-to-month arrangement.

8.	INCOME TAXES

A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) is as follows:

	2005	2004
	(Restated)	(Restated)
	(Note 10)	(Note 10)

Income (loss) for the year	(546,941)	(1,194,987)
Statutory rates	34%	35%

Income tax benefit	$186,000	$418,000
Effect of change in tax rate	(44,000)	-
Less: Valuation allowance	(142,000)	(418,000)

Income tax expense (benefit)	$-	$-

PURE CAPITAL INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003
(Stated in U.S. Dollars)

8.	INCOME TAXES (Continued)

The components of future income taxes are:

	2005	2004
	(Restated)	(Restated)
	(Note 10)	(Note 10)

Non-capital losses carryforwards	$1,588,000	$1,446,000
Valuation allowance	(1,588,000)	(1,446,000)

Net future tax asset	$-	$-

The Company has available tax losses of approximately $4,344,000 which may be used to offset future Canadian taxable income. These losses expire as follows:

2006	$260,000
2007	$505,000
2008	$340,000
2009	$361,000
2010	$1,462,000
2011	$1,195,000
2015	$547,000

9.	SUBSEQUENT EVENTS

a) Subsequent to December 31, 2004, on January 3, 2006 the Company the Company consolidated its issued and outstanding common shares on a 1 new share for 15 old share basis. All common stock and per share amounts referred to in these financial statements have been adjusted to reflect the stock consolidation.

b)
Subsequent to December 31, 2005, the Company issued 227,180 common shares to a director and a company controlled by a person related to a director in settlement of advances payable of $44,300. The Company also issued 76,923 common shares in settlement of accounts payable totalling $15,000.

PURE CAPITAL INCORPORATED
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003
(Stated in U.S. Dollars)

10.	RESTATEMENT

In February 2002, a default judgement was granted against the Company totalling $624,000 plus interest of $88,608, from a creditor in respect of a domain name purchase agreement dated April, 2000. As at December 31, 2005, the Company has recorded an aggregate liability of $951,808 including accrued interest of $327,808 as the amount remains unpaid. The Company does not intend to settle the liability in full and is seeking settlement with the creditor. As at December 31, 2005, no settlement has been negotiated.

In the financial statements as at December 31, 2004, the liability had been disclosed as a contingent liability. The comparative figures for 2004 and 2003 have been restated to record the liability and to record the accrued interest.

As at December 31, 2004 accounts payable and accrued liabilities have increased from $73,330 to $962,738. Deficit accumulated during the development stage as at December 31, 2004 increased from $7,102,410 to 7,991,818 (2003 - from $5,969,823 to $6,796,831. Loss for the year ended December 31, 2004 increased from $1,132,587 to $1,194,987 (2003 - from $2,006,071 to $2,068,471. Loss per share in 2004 increased from $2.63 per share to $2.77 per share 2003 - from $12.58 to $13.31)