Form 20-F
PURE CAPITAL INC
filed 2006-11-30
CIK 1072772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES  EXCHANGE ACT OF 1934

☐  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT  OF 1934

For the fiscal year ended ____________

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE  ACT OF 1934

For the transition period from ____________ to ____________

☒  SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT  OF 1934

Date of event requiring this shell company report November 27, 2006

For the transition period from ____________ to ____________

Commission file number: 0-29922

PURE CAPITAL INCORPORATED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Canada

(Jurisdiction of incorporation or organization)

250 Blairgowrie Place Nanaimo, BC Canada V9T 4P5

 (Address of principal executive offices)

Copy of communications to:

Luis Carrillo, Esq.

SteadyLaw Group, LLP

3411 Villa Terrace

San Diego, CA 92104

Telephone: (619) 399-3090 Facsimile: (619) 330-1888

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of exchange on which registered
Not Applicable	Not Applicable

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

There were 4,904,864 Common Shares without par value issued and outstanding as at November 27, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  YES ☒  NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  YES ☐  NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  YES ☐  NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer      ☐        Accelerated filer        ☐       Non-accelerated filer       ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☒  ITEM 17   ☐  ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  YES ☒  NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act).  ☐  YES ☐  NO

PART II			42
Item 13	Defaults, Dividend Arrearages and Delinquencies		42
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		42
Item 15	Controls and Procedures		42
Item 16	[Reserved]		42
	A.	Audit Committee Financial Expert	42
	B.	Code of Ethics	42
	C.	Principal Accountant Fees and Services	42
	D.	Exemptions from the Listing Standards for Audit Committees.	42
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	42
PART III			42
Item 17	Financial Statements		42
Item 18	Not Applicable		57
Item 19	Exhibits		57

SIGNATURE			59

GENERAL

This Report on Form 20-F is being filed to advise our shareholders and potential investors that, as of November 27, 2006, Pure Capital Incorporated (the “Company” or “Pure Capital”) executed an Asset Purchase Agreement (the “Agreement”) with Redhawk Exploration & Mining, Inc., a Texas corporation (“Redhawk”). It is anticipated that this Agreement will close on or about December 5, 2006.  The Company believes that, upon closing of the Agreement, the Company will cease being a “shell company” as that term is defined under Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act of 1934. This Report provides the details surrounding the transaction with Redhawk and fully details the post-transaction business of the Company.

We use the U.S. dollar as our reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in U.S. dollars, unless otherwise indicated. See also “Item 3. Key Information” for more detailed currency and conversion information. Our consolidated financial statements which form part of this Report are presented in U.S. dollars and are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this Report constitutes forward-looking statements. When used in this Report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of nickel, as well as those factors discussed in the section entitled “Risk Factors”. Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this Report speak only as to the date hereof. Our company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this prospectus, the terms “we”, “us”, “our” and “Pure Capital” mean Pure Capital Incorporated, unless otherwise indicated.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in U.S. dollars (“$”) unless otherwise stated. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of Pure Capital for the years ended December 31, 2005 and 2004 have been reported on by Morgan & Company, Chartered Accountants, Suite 1488, 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1

.

ITEM 1.

Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management

The Directors and the senior management of our company as of November 27, 2006 are as follows:

Name	Business Address	Function	Since
Alan Brown	250 Blairgowrie Place Nanaimo, BC, Canada V9T 4P5	As President, Chief Executive Officer and director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.	April 12, 2000

Mr. Alan Brown - Mr. Brown is the President and a director of the Company. Mr. Brown has been the Company accountant for the last four years. Prior to his work with the Company Mr. Brown spent many years advising clients on tax planning and structure.

There are no arrangements or understandings between any directors or executive officers and any other person to which the director or executive officer was selected as a director or member of senior management. There are not any family relationships among any of the directors and senior management of the Company.

B.       Advisers

Our legal advisers are SteadyLaw Group, LLP, with a business address at 3411 Villa Terrace, San Diego, California, 92104.

Consultants and other experts:

John Escapule – Operations Consultant

John Escapule was born in Tombstone in 1952 and is a fourth generation Tombstone native. John's father, Ernie Escapule, was the first miner to perfect and commercialize cyanide leach extraction for commercial mining. The family has a rich history of mining and ranching in the Tombstone area. Except for a tour of duty in the U. S. Army during the Viet Nam era, John has been primarily self-employed, often acting in a consulting capacity. He has vast experience with underground mining and heavy equipment. John has years of experience in contract drilling of declines. John has a degree in Geology from the University of Mexico in Mexico City. John has also spent a number of years setting up Merrill-Crowe plants for precious metal recovery in both the United States and Latin America. John has also been certified by the Mine Safety and Health Administration as a mine safety instructor.

Dennis Dalton – Chief Geologist

Mr. Dalton received a B.S in Geology from the University of California and a M.S. in Mining Engineering from the University of Nevada.  Dennis has had broad experience in mining geology with Bunker Hill Company, Union Mines and  Whitney and Whitney, Inc.  He also has experience as an environmental engineer with Arimetco, Inc., as well as civil engineering assignments with the Pima County, AZ Department of Transportation.  Mr. Dalton holds professional registrations as Engineer in Training (E.I.T.), State of Nevada, and Certified Public Manager (C.P.M.) from the Arizona State University.

C.       Auditors

Our auditors are Morgan & Company, Chartered Accountants, with a business address at Suite 1488, 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1. Morgan & Company are members of the Canadian Institute of Chartered Accountants.

ITEM 2.

Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.

Key Information

A.

Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2005, 2004, 2003, 2002, and 2001. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2001	Restated December 31, 2002	Restated December 31, 2003	Restated December 31, 2004	December 31, 2005
OPERATING DATA:
Revenue	$0	$0	$0	$0	$0
Gross Profit	0	0	0	0	0
Net Income (Loss)	(1,382,564)	(969,211)	(2,068,471)	(1,194,987)	(546,941)
Income (Loss) per share	(3.60)	(22.02)	(13.31)	(2.77)	(0.48)

BALANCE SHEET DATA:
Cash	$1,840	$3,033	$790	-	$116
Total Assets	20,053	38,877	4,907	-	116
Current Liabilities	473,123	840,458	1,222,754	1,084,163	1,015,287
Long Term Debt	0	0	0	0	0
Total Liabilities	473,123	840,458	1,222,754	1,084,163	1,015,287
Shareholders Equity (Deficiency)	(453,070)	(801,581)	(1,217,847)	(1,084,163)	(1,015,171)

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

Through	November 27, 2006	October 2006	September 2006	August 2006	July 2006	June 2006

High for the month ($)	0.8888	0.8949	0.9060	0.9025	0.8977	0.8983

Low for the month ($)	0.8724	0.8792	0.8873	0.8837	0.9045	0.9045

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on November 27, 2006 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.8817.

B.

Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of Common Shares without par value. As of November 27, 2006, we had 4,904,864 Common Shares issued and outstanding.

The table below sets forth our total indebtedness in United States dollars and capitalization as of December 31, 2005. You should read this table in conjunction with the audited financial statements and accompanying notes, included herein.

As at December 31, 2005

Liabilities
Current, unsecured	$1,015,287
Long term, unsecured	0
$1,015,287
Shareholders’ Equity
Common stock	$7,468,288
Contributed Surplus	56,800
Deficit	(8,358,759)
$(1,013,671)

*On August 4, 2006, the Company and David Sams Industries, Inc. entered into a Release & Settlement Agreement. Pursuant to the terms of such agreement, the Company’s liabilities were reduced by $962,738, the pre-settlement amount.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

This Report contains forward-looking statements which relate to future events or our future performance, including our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in enumerated in this section entitled “Risk Factors”, that may cause our company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this Report. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this Report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.

Risks Associated with Mining

All of our properties are in the exploration stage. There is no assurance that any of our properties contain any mineral resources in commercially exploitable quantities. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail and investors may lose all of their investment in our company.

Despite our acquisition mineral claims and rights, we have not established that any of them contain any commercially exploitable mineral reserves, nor can there be any assurance that we will ever find commercially exploitable mineral reserves. The probability of an individual prospect ever having a commercially exploitable mineral reserve is extremely remote; in all probability our mineral resource properties do not contain any reserves and any funds that we spend on exploration will probably be lost. The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that any exploration on our properties will establish that commercially exploitable reserves of minerals exist on our mineral properties. Additional potential problems that may prevent us from discovering any reserves of minerals on our property include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

If we are unable to establish the presence of commercially exploitable reserves of minerals on our property, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably and investors may lose all of their investment in our company.

We face intense competition in the mineral exploration and exploitation industry and we compete with our competitors for financing, for new mineral resource properties and for qualified managerial and technical employees.

Our competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than those available to us. As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. We may also have to compete with the other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended. If we are unable to successfully compete for the acquisition of suitable prospects for exploration in the future, there can be no assurance that we will acquire any interest in additional mineral resource properties. The occurrence of any of these things may cause us to cease operations as a company.

Because of the inherent dangers involved in mineral exploration and exploitation, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time we have no coverage to insure against these hazards. The payment of such liabilities may have a material adverse effect on our financial position.

Our title to our resource properties may be challenged by third parties or the licenses that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

We have investigated the status of our title to our mineral resource properties and we are satisfied that the title to these properties is properly registered in the name of our company, but we cannot guarantee that the rights to explore our properties will not be revoked or altered to our detriment. The ownership and validity of mining claims and concessions are often uncertain and may be contested. Should such a challenge to the boundaries or registration of ownership arise, the resolution of disputes or the process of clarifying the accuracy of our mining license registration could take substantial time and money. Further, the preservation of our title to our mineral properties requires that we continue to expend money or work the claims. If we fail to expend the necessary amount of money or if we fail to work our mineral claims, then our title to our mineral properties could expire or be forfeit.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and has fluctuated widely, particularly in recent years. The prices of various metals are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production casts in major mineral producing regions. Variations in the market prices of metals may impact on our ability to raise funding to continue exploration of our properties. In addition, any significant fluctuations in metal prices will impact on our decision to accelerate or reduce our exploration activities. If the price of precious metals and other minerals should drop significantly, the cost of mineral extraction may be higher than is economically feasible. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

Mineral operations are subject to government regulations which could have the effect of reducing or preventing us from exploiting any possible mineral reserves on our properties.

Exploration activities are subject to national and local laws and regulations governing prospects, taxes, labor standards, occupational health, land use, environmental protection, mine safety and others which may in the future have a substantial adverse impact on our company’s prospects. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditure, restriction and delay in the activities of our company, the extent of which cannot be reasonably predicted. If we violate any applicable law or regulation, we could be forced to stop work and we could be fined. If we are forced to suspend our activities or if we are required to pay a large fine for a violation of these applicable laws and regulations, our business could be adversely affected.

Our operations may be subject to environmental regulations which may result in the imposition of fines and penalties.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a manner which means stricter standards, and enforcement; fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Risks Related To Our Company

The fact that we have not generated any operating revenues for the last five years raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues for the last five years and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $116 as of December 31, 2005. We estimate our average monthly operating expenses to be approximately $100,000 each month following the closing of the transaction with Redhawk. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditors’ report on our financial statements for the year ended December 31, 2005. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have a limited operating history on which to base an evaluation of our business and prospects.

As of the date of this Report, we have not yet located any mineral reserve. As a result, we have never had any revenues from our operations. In addition, we have no operating history related to the acquisition and exploration of our mineral properties. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation in this industry, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a material adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

We have not generated any revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we will need to raise $300,000 for the period ending March 31, 2007, and that we will need to raise further capital by December 31, 2007 in the approximate amount of $1,000,000. We do not currently have any arrangements for financing and we can provide no assurance to investors we will be able to find such financing if required. We have no assurance that additional funding will be available to us for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

Our Articles of Incorporation indemnify our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Incorporation contain provisions limiting the liability of our officers and directors for their acts, receipts, neglects or defaults and for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors, unless the officers or directors did not act honestly and in good faith with a view to the best interests of our company. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Risks Relating to our Securities

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties. If we are required to issue additional shares to raise financing, your interests in our company will be diluted and you may suffer dilution in your net book value per share depending on the price at which such securities are sold. As at November 24, 2006, there were no outstanding common share purchase warrants and or share purchase options which would, upon exercise, result in dilution. If we issue any such share purchase warrants and share purchase options, and they are exercised, there will be a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue employee/director/consultant options.

We may in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. Such options may be granted at exercise prices equal to market prices, or at such other price as may be permitted under the policies of any stock exchange upon which our securities are traded (currently, our common shares are listed for trading on the OTC BB), when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

We do not expect to declare or pay any dividends.

We have not declared or paid any dividends on our Common Shares since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

U.S. investors may not be able to enforce their civil liabilities against us or our Directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. We were incorporated under the Canada Business Corporations Act. All of our directors and officers are residents of countries other than the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We face exposure to fluctuations in the price of our common stock due to the very limited cash resources we have.

For example, the Company has very limited resources to pay legal and accounting professionals. If we are unable to pay a legal or accounting professional in order to perform various professional services for the company, it may be difficult, if not impossible, for the Company to maintain its reporting status under the Exchange Act. If the Company felt that it was likely that it would not be able to maintain its reporting status, it would make a disclosure by filing a Form 6-K with the SEC. In any case, if the Company was not able to maintain its reporting status, it would become “delisted” and this would potentially cause an investor or an existing shareholder to lose all or part of his investment.

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

Low-Priced Stocks Subject to Greater Disclosure Requirements.

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on November 24, 2006 was $0.80. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

ITEM 4.

Information on the Company

A.

History and Development of the Company

Historical Overview

The Company was incorporated as a federal company pursuant to the laws of Canada under the Canada Business Corporations Act (the “Act”) on October 30, 1997, under the name 3430502 Canada Ltd. Since that time, the Company has changed its name three times: (1) On or about December 4, 1997, the Company changed its name to Four Crown Foods Inc.; (2) On or about June 5, 2000, the Company changed its name to Universal Domains Incorporated; and (3) On or about September 20, 2004, the Company changed its name to Pure Capital Incorporated.

Also, concurrently with the name change to Pure Capital Incorporated, the Company changed its principal corporate office from Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada V6Z 2X2 to 250 Blairgowrie Place in Nanaimo, British Columbia, Canada V9T 4P5, where the registered agent and records office of the Company are also located.

The Company most recently operated as an independent energy company engaged in the exploration, development, production, and acquisition of crude oil and natural gas. Although the Company acquired a 75% working interest in the Puckett Field located in the State of Mississippi, and became partnered with Hawkeye Drilling Co. in March 2003, this relationship was abandoned in 2003 as the drilling was unsuccessful. Then, in January 2004, Hawkeye Drilling obtained a Court Order for the return of the Company’s interest in the Puckett Field. Subsequently, and upon information and belief, Hawkeye Drilling has sold its interest in the Puckett Field to a third-party.

Until March 2003, the Company, through its wholly-owned subsidiary VCL Communications Corp. (“VCL”), was in the business of providing teleconferencing services to clients in North America. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business.

Prior to the Company’s central operation model shifting to the oil and gas industry, the Company was involved in the food and beverage retail business (the “Food Retail Business”). Prior to December 31, 2001 the Company discontinued its Food Retail Business operations. The Company commenced a domain registration business upon the acquisition on April 12, 2000 of the license rights to a domain registration agreement for the “.cc” Internet registration domain. The Company withdrew from the domain registration business during fiscal 2001. In October, 2001 the Company acquired 100% of the issued and outstanding shares of VCL, a teleconferencing services company targeting clients throughout North America.

In November 2003, the Company ceased all operations. From that time until November 27, 2006, the Company’s goals were to continue to reduce the liabilities of the Company in an effort to obtain additional financing and explore the possibilities of starting a new operating business, and/or merge with or become acquired by another company or entity.

Present Operations of our Company

On November 1, 2006, the Company began negotiations with Redhawk for the acquisition of several mining and mineral right claims located in the State of Arizona. On November 27, 2006, the Company and Redhawk, pursuant to the terms and conditions of the Agreement, finalized the transaction, which is expected to close on December 5, 2006.

The description set forth herein of the terms and conditions of the Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed with this report as Exhibit 4.12 and incorporated by reference herein.

Pursuant to the terms of the Agreement, at closing, the Company will issue to Redhawk Eight Million (8,000,000) restricted shares of the Company’s Common Stock valued at Ten Cents ($0.10) per share (“Acquisition Shares”) for and cash in the amount of One Hundred Thousand ($100,000) dollars (“Acquisition Cash”). The Acquisition Shares shall be distributed pursuant to the terms of an Escrow Agreement, which has been included as Exhibit 4.13 to this Report.  The Acquisition Cash shall be paid to Redhawk in a series of five installments as readily referenced in the Agreement.

In exchange for the aforementioned Acquisition Shares and Acquisition Cash, the Company shall receive from Redhawk full rights and title to certain mining and exploration claims (the “Mining Claims”) located in the State of Arizona, among other assets as fully set forth in Exhibit A to the Agreement.

A description of the acquired Mining Claims follows:

Arizona Mining Claims Township 20 S Range 22E:

AMC364521 - AMC364556: Silver Bullet #1 thru #36 – Sec. 9

AMC364557 – AMC364572: Silver Bullet #37 thru #52 – Sec. 10

AMC364573 – AMC364576: Silver Bullet Extension #53 thru #56 – Sec. 15

In addition to the Mining Claims, the Company will receive various items of equipment and necessary supplies.  Please refer to the Agreement for an exhaustive list.

Accordingly, upon the closing of the Agreement, the Company will cease being a “shell company” as that term is defined under Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act of 1934.  The Company anticipates that it will begin operations exploring and developing the newly acquired mining claims immediately upon closing.

Tombstone Property Project—We anticipate that we will engage in mineral exploration on the Tombstone Property including core drilling, geological mapping, geotechnical surveys, downhole geophysical surveys, baseline environmental and engineering studies, and metallurgical testing.

A more detailed discussion of the Company’s business is set forth below, and incorporated herein by reference.

B. Business Overview

Background

(1) PUCKETT FIELD ACQUISITION

Pursuant to an agreement dated March 25, 2003, the Company contracted with Hawkeye to acquire the Puckett Field (the “Field”), an oil and gas producing property, in consideration for a fee payment of $30,000; a payment of $50,000 towards reworking of existing wells for drilling and completion of an earning well; the issuance of 25,000 shares of common stock of the Company; execution of a Loan Agreement and Production Payment Obligation for the Cash Payment; execution of the Mortgage and related financing statements securing the Loan Agreement and Production Payment Obligation; assumption of costs and liability associated with the Vendor's carried interest; and funding drilling and testing all potentially productive zones in the earning well. In return, the Company received 75% of the assets of the project and proportionate entitlement to all existing and future oil and gas production revenues from the Field, subject to a 25% carried interest to be held by Hawkeye Drilling Co., on existing wells and the earning well.

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

(2) VCL COMMUNICATIONS CORP.

Pursuant to an agreement dated October 15, 2001, the Company acquired 100% of the issued and outstanding shares of VCL in consideration for the issue of 8,334 shares of common stock of the Company. The closing took place on October 30, 2001. In March 2003, the Company decided to discontinue providing teleconferencing services in order to focus on the oil and gas business.

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

Nature of Operations and Principal Activities – Upon closing of Redhawk Agreement

Following the closing of the transaction with Redhawk, we will be in the mineral resource business. This business generally consists of three stages: exploration, development and production. We are a mineral resource company in the exploration stage because we have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them. Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.

Mineral resource exploration can consist of several stages. The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources. This can consist of the outright acquisition of the land or the acquisition of specific, but limited, rights to the land (e.g., a license, lease or concession). After acquisition, exploration would probably begin with a surface examination by a prospector or professional geologist with the aim of identifying areas of potential mineralization, followed by detailed geological sampling and mapping of this showing with possible geophysical and geochemical grid surveys to establish whether a known trend of mineralization continues underground, possibly trenching in these covered areas to allow sampling of the underlying rock. Exploration also commonly includes systematic regularly spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, as well as gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock. If minerals are found, exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic. A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

We will focus on the exploration and acquisition of mineral properties in the United States, and specifically, hold a majority of our interests in the State of Arizona. As indicated, following the closing of the Redhawk transaction, we will be a mining company in the exploration stage, with none of our properties beyond the initial exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined.

For further information, see Item 3D – Risk Factors.

Our primary natural resource property consists of approximately 9,000 acres of historical mining land southwest, south and southeast of Tombstone, Arizona (the “Tombstone Property”). We have not identified the existence of any commercially viable mineral deposits at the Tombstone Property. We intend to conduct prospecting and sampling in early 2007.

There is no assurance that a commercially viable mineral deposit exists on the Tombstone Property, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors” for additional information about the risks of mineral exploration.

Revenues

To date we have not generated any revenues from the Tombstone Property.

Principal Market

We do not currently have any market, as we have not yet identified any mineral resource on the Tombstone Property that is of a commercially exploitable quantity. If we succeed in identifying a mineral resource in commercially exploitable quantities, our principal markets should consist of metals refineries and base metal traders and dealers.

Seasonality of our Business

Our mineral exploration activities are not subject to extreme seasonal variation since the Tombstone Property is located in Arizona. Field work, however, is best carried out in temperatures averaging 10 to 15 degrees Celsius. Our other operations, such as metallurgical review and analysis of geochemical survey results, can be carried out all year round.

Sources and Availability of Raw Materials

The Tombstone Property is easily accessible by major highways and roads. The closest suitable source of power for development is the transmission line between Tombstone and Sierra Vista, which runs parallel to the highway and through the property. If a mineral resource is found on our Tombstone Property, power generation would be required.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or license processes, technology, industrial, commercial or financial contract or new manufacturing processes.

Competitive Conditions

We compete with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Low metal prices and an instable market, even among competition, leads us to assume that we will not face any difficulties retaining geologists or other consultants compared to our competition.

Competition in the usual context, and as experienced by manufacturers of automobiles, durable goods, clothing, electronics, and the providers of most services simply is not a factor in the minerals market.  The demand for minerals always exceeds supply, and historically prices have consistently risen.  The only major factor for competition is the cost of production.

Although, competition over cost of production exists, there is little competition in the marketplace for the company’s products.  The market absorbs all precious metals and most base metals produced at prevailing prices.  Larger producers can hedge future production to enable easier management of expected revenue in times of price fluctuation, whereas junior companies usually sell at market prices.  In today’s market larger producers have pulled back from hedging.

The primary competition in the precious metals market is for talent in the workforce.  As prices have risen many new companies have started operations or are in the midst of exploration and proving of reserves.  It is in this area that competition exists for experienced geologists, project managers, and mining executives.  In many areas there also is a shortage of mining labor.

Pure Capital believes it can overcome this competition due to it’s location in a historical mining area, year-round working conditions and nearness to major population centers of Tucson and Phoenix, AZ.  Additionally, experienced mining professionals have assisted in developing the corporation and have many contacts in the industry.

In the local area of Tombstone, there is essentially no competition.  Several small companies and a junior Canadian firm (Southern Silver Exploration) hold small parcels of land.  To our knowledge, we are the largest individual holder of land.  Pure Capital controls land from approximately the city limits to the protected San Pedro River Basin area.

Environmental Regulations

Mineral property exploration in Arizona is governed by the State of Arizona Office of Mine Inspector as well as Title 30 of the Code of Federal Regulations, both seek to regulate and promote the development of safe and environmentally conscious mining operations.

Governmental Regulations

Mining operations are subject to a wide range of government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed. Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing us from exploiting any of our properties.

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the State of Arizona and in the United States generally.

Our mineral claims entitle our company to continue exploration activities on our properties, subject to our compliance with various United States federal and state laws governing land use, the protection of the environment and related matters.

C.       Organizational Structure

We have no subsidiaries.

D.       Property, Plant and Equipment

Our executive office is located at 250 Blairgowrie Place, Nanaimo, British Columbia, Canada V9T 4P5. The Company leases the 750 square feet space for $1,000 a month, and the lease is month to month. This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

As part of our lease, we are provided access to all necessary office equipment and supplies, including a photocopier.

Pure Capital has secured the mineral rights to approximately 9,000 acres of historical mining land southwest, south and southeast of Tombstone, Arizona. Pure Capital controls one of the largest mining properties in Arizona.

The Company’s property is located approximately 65 miles southeast of Tucson, AZ and is easily accessible by major highways and roads.  An overview map is shown below, followed by a detailed look at the magnitude of the property size compared to the city of Tombstone.

Tombstone Western Resources, Inc - Property

City of Tombstone, AZ
Total 565 claims, 10,479 acres
Tombstone Western Resources Property outlined in red above
XMap® 4.5
0 ¼ ½ ¾ 1 1¼ mi
Data Zoom 13-0
Data use subject to license.
© 2004 DeLorme. XMap® 4.5.
www.delorme.com
DeLORME
Tombstone
Comstock Hill
TOMBSTONE

Industry of Interest

The precious metals and base metals industry produces over $100B in metal production per year.  The industry is essentially two sectors: the major producers and the junior exploration and mining companies.

The major producers such as Barrick, Newmont and Phelps Dodge, produce the majority of precious and base metals from large scale, geologically scattered operations.  Property expansion by the majors typically comes from joint venture, consolidation or acquisition with junior exploration and mining companies.  This occurs usually because a junior finds it difficult to initiate full scale operations due to the significant front end development costs.  The majors can absorb and develop the newly discovered fields with little impact to overhead operations and can fund direct operations through forward sale of metals.

Juniors typically spend the majority of their money locating new potentially rich areas, proving up a portion of reserves through geological studies, analyses and drilling, and then initialing small scale operations.  During that period most successful juniors draw the attention of and team in some way with a major producer.

Cost of operations/production is the driver in the industry.  All product produced, particularly in the precious metals industry, is absorbed by the market.  Demand exceeds supply.  The most profitable companies have the lowest per ounce/pound cost of production.  The highest return to investors, however, comes from junior companies, when successful, where per share prices are lower until a viable project is proven.  Risk, though, is often higher with junior companies, unless and until they locate and acquire viable projects and adequate funding.

The prime customers for the precious metals sector of the industry are the refiners such as Englehart, Johnson Maffey, etc.  These companies serve as the distributor of product between the producers and the consumers.  The majority of precious metals produced are utilized by the industrial and electronics industry, the automotive industry, the jewelry industry and the investment community.

As metals prices have risen, so too has the interest in new areas for exploration and eventual production.  The past two decades has seen a significant expansion of interest into Central and South America, as well as developing third world countries.  Today’s price levels combined with the political uncertainties of many foreign projects, and the inability for year-round operations in portions of Alaska and northern Canada, has produced a resurgence of junior companies in the mainland United States.  However, many juniors target only one or two categories of metals.  This model of operation limits their chance for success for production or buyout.

The keys to success for today’s junior exploration and mining companies are four: 1. Property holdings and potential; 2. location; 3. metal diversity; and 4. cost of development and operation.  The necessary funding falls into place if a company focuses on these keys.  With these keys in place, a junior exploration and mining company can become a successful producer and/or a prime candidate for acquisition.

The Tombstone Property

The Tombstone District sits astride a regional NE trending structure. This structure is visible on topographic maps as well as satellite images of the American Southwest. It is a northeast trending rift structure or shear traceable from southwest of the Huachuca Mountains of Arizona northeast to Silver City, New Mexico.

The majority of veins and mineralized structures within the Tombstone District and neighboring districts exhibit the same northeast alignment as the above noted structure. In neighboring districts along the NE rift, silver and gold mineralization occur in igneous and sedimentary rocks, suggesting ore mineralization is pervasive and of considerable extent along this northeast trending, regional rift.

This structural trend of mineralization presents an exploration potential of tremendous magnitude, with precious metals and base metals distributed along and adjacent to the structure.

Geologic evaluation of ore-bearing structures within the Tombstone basin suggest that mineralization similar to that historically mined, could support an open pit heap leach operation such as that conducted by Tombstone Exploration, Inc., circa 1980 to 1985.

Mesothermal replacement deposits primarily of silver, gold, zinc and lead in the upper Paleozoic section and copper in the lower Paleozoic section below Tombstone are thought to continue at depth.

Copper replacement deposits in The Abrigo and Martin Formations as seen at Bisbee may be similar to those suspected beneath the West Tombstone/Charleston areas.

Multiple porphyry copper centers are known to occur elsewhere associated with Laramide-age granodiorite and quartz monzonite plutons. One such center, confirmed by deep drilling by ASARCO in 1973-74, occurs near the Robbers Roost, on Company property, where intense argillic alteration and mineralized breccia pipe emplacement are exposed by erosion.

Surface examination of the West Tombstone area reveals there are numerous veins and structures that have not been mined or explored. The close proximity of many of these structures and veins may allow for Slot or Open Pit mining methods if sufficiently high silver-gold values are carried between.

The high degree of vein wall rock alteration indicates the silver and gold mineralization should extend away from the veins into the wall rocks. Most of the veins observed appear to be fissure fillings within fractured intrusive dikes and sills. Aplite and Andesite porphyry dike rocks appear in fissure veins of the West Tombstone-Solstice area.

Skarn mineralization appears to underlie a portion of the project area. Observed locally, the Skarn mineralization appears to be contained beneath a series of low angle or thrust faults as seen on the face of the Ground Hog hill and constituting the Limestone-volcanic contact at the western end of the Carbonate patented lode claim.

Most prominent structures are veins occupying N-NE trending fault zones and shears. Ore appears to have been mined where highly manganiferous vein material is present in the NE structures.

In the west portions of the property, the limestone is altered into rocks typically identified with Carlin-Type Gold deposits. The limestone is intensely silicified and is locally jasperoidal.

This intense alteration was observed to occur in the footwall of a low angle, reverse fault. This is a typical location for the deposition of Carlin-Type mineralization as ore bearing fluids tend to pond or be trapped beneath impermeable rocks or clays associated with these faults.

Stratigraphy

The rocks composing the Tombstone district range from pre-Cambrian to Quaternary in age.

The oldest rock in the district is a fine-grained, greenish-grey schist, evidently pre-Cambrian and correlated with the Pinal schist of Bisbee. Granitic and porphyritic rocks that have been tentatively aged as pre-Cambrian intrude the Pinal schist.

The Bolsa quartzite lies unconformably over the pre-Cambrian, and locally is about 450 feet thick. This is succeeded by about 700 feet of the Cambrian Abrigo Limestone. Overlying the Abrigo is 350 feet of the Devonian Martin Limestone, followed by the Mississippian Escabrosa Limestone of about 500 feet thickness.

The Escabrosa Limestone is not easily distinguishable from the overlying Naco Limestone of Pennsylvanian and Permian age. Up to 3000 feet of Naco Limestone is known. The Naco Limestone, intruded by dikes and sills of quartz latite porphyry, possibly erupted prior to deposition of the Mesozoic sedimentary units.

Unconformably overlying the Naco is the Bisbee group consisting of conglomerate, sandstone, quartzite, shale and limestone. Fossils in these beds indicate a Mesozoic age. The thickness of the Bisbee group is unknown.  Following the deposition of sediments, The Schieffelin granite and the Uncle Sam porphyry were emplaced.

Last emplaced were the porphyritic andesite dikes, which occupy the NE trending shear zone structures.

Geological report summary as provided by the independent geologist.

Geological Report Summary *

It is the opinion of this author that the Company property located in the West Tombstone Mining District, Tombstone, Arizona could host ore bodies equal in value to the Bisbee copper mines ($19.2 billion) and the Tombstone Silver District ($847.8 million) combined.

The total reported production, in current prices, of the Bisbee district was: $19,223,418,000.00 with 3.8 million tons of copper at $16,264,000,000.00, 154,900 tons of lead at $188,978,000.00, 189,000 tons of zinc at $374,220,000.00, 2.6 million ounces of gold at $1,453,400,000.00 and 100.3 million ounces of silver at $942,820,000.00.

The reported production for the Tombstone District was $847,790,000.00 with 260 thousand ounces of gold ($145,080,000.00) 32.5 million ounces of silver ($305,500,000.00) 651 million pounds of lead ($390,600,000.00), 2.5 million pounds of copper ($5,600,000.00) and 1 million pounds of zinc ($1,010,000.00).

The results of this preliminary study indicate the potential value of the property to be substantial. Present prices, past production, known ore reserves left in place in mines due to the economic exigencies of the silver markets and engineering problems, all contribute to making the west Tombstone District an exceptional target.

The property examination and historical analyses indicate the western district has been overlooked due to undue focus on the Tombstone District to the east. Additionally, the lack of methodical, efficient exploration and mining operations carried out by previous operators in the Western District has lent a decrepit air to the western district.

The occurrence of platinum and gold values, in addition to silver and base metals, render parts of the property amenable to both open pit mining and to conventional subsurface methods of vein mining.

Less than 100 hundred acres of the property has been explored during the activities covered in this report. Observations of the mineralization, structural geology and hydrothermal alteration present on the Company property would suggest impressive discoveries to be made.

Jimmy L. Nyrehn

Geologist

GeoResource Associates

* Note:  Report completed Feb.1, 2006.  At today’s metal prices the revised total would be over $25 Billion

Description of Claims

Our Tombstone Property consists of over 300 contiguous mineral claims. Pure Capital owns a 100% interest in all of these mineral claims.

Recommendations and Exploration Program

The following exploration program for the Tombstone Property has been recommended to our company by Dennis Dalton, our Chief Geologist, and is scheduled to commence in December 2006.

The Tombstone Project is located in the western area of the Tombstone Mining District, Arizona. It is accessed from Tombstone by following the Charleston Road in a southwesterly direction (towards Sierra Vista) for about two miles and turning northerly onto the Main Chance Road.

This project consists of exploration work in the Tombstone District of approximately 9,000 acres.  This property is in the western part of the Tombstone District.  Work has included geologic mapping and sampling.  The ore minerals occur in Bisbee Formation sedimentary rocks and quartz-monzonite intrusives and/or quartz-latite volcanics.  A GeoResource Associates January 2006 report (Report on Precious Metals Property; West Tombstone Mining District – Prepared by Jimmy L. Nyrhen) suggests that the potential value of this property could reach into the billions of dollars.  This report indicates the possibility of a precious metals skarn deposit.

The current work has been focused on developing drill targets in the areas of documented past producing mines.  The Bonanza Mine, State of Maine Mine, Solstice Mine, Greenwhich Mine, Ace-in-the-Hole Mine, and the Ground Hog Mine have all produced silver.  Some of the area around these mines was mapped to locate vein extensions and other surface showings of mineralization that would potentially be productive (see attached maps).  Multiple structures trending northeasterly and some east-northeasterly trending crossing cutting structures were located.  Within Sections 9, 10, and 15 of T20S R22E these mineralized surface showings have a combined strike length of approximately 10,000 feet.  If projected to a depth of 1,000 feet (similar to the deepest mined depths achieved in the eastern Tombstone District mines) and using a five foot average vein width at 13 cubic feet per ton, a potential tonnage of about 3,800,000 tons is extrapolated in about 3% of the land holdings.  An additional 1000 feet of veining is located in Section 22 of T20S R23E where the Ground Hog mine was developed.  This adds another plus or minus 380,000 tons to the potential and only encompasses another 1% more or less of the total property.

A reverse circulation drilling program designed to identify ore potential in Sections 9, 10, and 15 has been developed (see attached map).  It will provide better definition of the structures exposed at the surface, test for “blind” mineralized structures, help in determining metals zoning, explore for deep copper deposits, and provide information on stratigraphy.  It is expected that drill hole sampling will provide the data to calculate a drill inferred ore reserve.

Continued surface sampling and sampling of old workings will be undertaken.  Surface mapping will also continue and underground mapping will start with permitting is approved.

The Ground Hog Mine area was sampled by previous workers and anomalous values of gold, silver and platinum were reported (see attached sample location maps).  Additional sampling will be conducted to provide confirmation of the original sample results.  Geologic mapping will be enhanced in this area as well.  Use of the sampling and mapping data will then become the basis for developing a drilling program to test this prospective past producer area.

A resource potential estimate can be made of the mineral present on the Silver Bullet 1, 2, 3, 16, 17, 18, 37, 38, 39, 40, 44, 53, 54, 55, and 56 claims and the Ground Hog area.

Assume the following:

Average grade of all veins is 2 opt Silver (Ag) and 0.005 Gold (Au).

Average vein width is 5 feet.

Depth of ore is 1000 feet.

The veins extend as found in their surface traces, i.e. 11,000 feet.

The ore avearges13 cubic foot/ton – value derived from Melgren Report values.

Silver price is $12 per oz and Gold is $630 per oz.

Credit from base metals is not included – Zinc, Lead, Copper

Potential for Platinum Metal Group minerals has not been considered.

The resource potential in this area of the Pure Capital holdings amounts to –

Ore Tonnage –

4,200,000 tons

Recommendations for Solstice/Ace-in-the-Hole Area

Re-evaluation of the drill program to expand the areas to be tested in accord with the latest data is suggested.  Resubmittal of the permit will be needed to meet this goal.  A revised plan will be prepared and submitted to management for approval.

Continue with the geologic mapping program and expand to include all accessible underground workings.  Continue sample collection and analysis.  Develop additional drill targets that could lead to discovering new mineralization.  Targets could include contact zones, possible faulted offsets, alteration zones, folded and sheared zones, strike and down dip projections of mineralized structures, and geochemical/geophysical anomalies.

Quantify the dump materials in the Solstice/Ace-in-the-Hole areas both by tonnage and grade.  If the material is ore grade and the tonnage is sufficient the dump rock could provide material for start up of the proposed heap leach program.

Secure the Section 16 State Mineral lease.  Negotiate control of mineral rights of the patented mining claims in Section 16.  The presence of the Bonanza Mine and the Santa Ana Mine (both past producers) and other workings make this a highly prospective area that could need significant potential to the project.

Evaluate potential for open pit mining of these veins considering scenarios both with and without the Section 16 mineral lease.  The presence of crosscutting veins, the identification of multiple sub-parallel veins, the potential for finding “blind” veins, the possibility of finding disseminated mineralization are factors that could make an open pit mine feasible.

Permitting

Drill Program – Modification of the B.L.M. Notice of Intent to Drill is recommended.  This will accommodate the newly collected data and test additional prospective areas.  The modification should not affect the pending ADWR NOI filing to any significant extent.  The original program was prepared to accommodate 13,450 of reverse circulation drilling and sampling.  This phase of drilling will require 60 working days to complete but will be conducted over a longer period to allow for analysis of samples and modification of the program based upon drill results.

Preparation of the Arizona Department of Water Resources Notice of Intent to Drill and Abandon an Exploration/Specialty Well permit documents is complete.  This is the only other permit that is required prior to drilling.  This notice can be filed when the filing fee of $450.00 is approved and released.

Mining Program

Mine Ventilation Plan – The Solstice Mine ventilation plan required by Mine Safety and Health Administration (MSHA) was prepared and sent to MSHA during June.   MSHA a letter dated July 10, 2006 and approved the ventilation plan by indicating that there were no deficiencies in the plan.  The letter also noted that an Escape/Evacuation Plan and a Mine Rescue plan are required prior to commencement of mining.  MSHA requirements for the Escape/Evacuation Plan and the Mine Rescue Plan have been obtained.  Work on developing and receiving approval of these plans will be scheduled such that they will be completed and approved prior to commencement of mining.

Work is continuing on a Mine Operating Plan for submittal to the BLM.  An Aquifer Protection Plan, an Air Quality Plan and a Reclamation Plan for submittal to Arizona Department of Environment Quality are also in progress.  Process facility components designs are being prepared.  Draft engineering drawings for the process solution ponds and the heap leach pad have been completed.  These will be provided in an AutoCad format where appropriate.  Incidental data that is needed for permitting such as hydrologic, botanical, and meteorological information is being assembled for use in obtaining various permits including Stormwater, Mine Operating Plan, Aquifer Protection, Air Quality and Reclamation permits.

The Army Corps of Engineers made a Determination of Jurisdictional Waters in October 2005.  This allows operations to begin in a manner that does not affect the jurisdictional waters.  If jurisdictional waters will be impacted by the mining operations a Section 404 permit will be required before such work can begin.  At this time, preliminary mining plans are such that there will be no impact upon jurisdictional waters.

Projected Activities

Geology – Add detail to mapping in the Silver Bullet Claims area.  When feasible begin mapping underground workings.  Collect data from drilling program when it starts, sample and log cuttings and analyze data. Work in the Ground Hog Mine area to map the geology and develop drill targets.  Prepare a sampling plan and submit a budget and schedule to accomplish the program.

Permitting –  Prepare facility design drawings, work up application documents for various permits including the Mine Plan of Operations, APP, Air Quality, Stormwater, Escape and Evacuation Plan, Mine Rescue Plan, and Reclamation Plan.  Develop a budget and implementation schedule for permitting.  Modify the BLM Notice of Intent to Drill permit.

Development Strategy & Plan of Operations for the Next Twelve Months

Pure Capital Resources development strategy is to focus on and solidity the fundamental keys to success for a junior exploration and mining concern.  These keys were identified in the Industry discussion.

1.

Property holdings and potential.

Plan:  Continue geological analyses including mapping, and identification of drill targets. Focus on these targets for drilling, sampling and identifying potential reserves.  Expand target areas as drilling progresses and studies expand knowledge of properties.

2.

Location

Plan:  The Company’s property location in a known metal and mineral rich area with easy access, historical production, mining friendly community and ease of permitting puts Pure Capital in position for success.  The Company will continue to identify areas on the property for mill site operation, improve off-road access and work closely with the city of Tombstone and the community at large to offer employment opportunities.  The Company will also interface with the state levels in Arizona to establish itself as a significant contributor to the state economy.

3.

Metal diversity

Plan:   A significant number of metals and minerals have already been identified on the company property including silver and gold, as identified in the geological report.  The Company, with the help of consulting organizations, will further explore the range of metals and minerals, and the ability to extract/produce product for market.  In the non precious metals areas, the Company will likely seek joint venture partners who will add to the success and financial returns for our shareholders.

4.

Cost of development and operation

Plan:  The Company will establish a small production operation as soon a permitting is obtained, to begin silver and gold production with material from existing known sites.  As drill targets identify key areas for metal bearing ore, the operation will be expanded to two large scale mill sites.  The Company firmly believes from the geological report, sampling and historical production in the area, that a low cost / high profit operation will be developed.

Historical product prices

Financial Projections

As stated earlier, the studies already performed indicate that the potential exists for the Company’s property to hold in excess of $19B in base and precious metals, exclusive of rare earth minerals and platinum group metals.  To better describe this possibility, management reviewed the test results from the report and prepared the following two projections for planning purposes, a conservative recovery based on surface and subsurface sampling (incl. platinum), and a Tombstone district historical based recovery (exclusive of platinum).  Both projections are based on average recoveries of metals consistent with independent assay results and historical recoveries, but are in no way meant to be individually precise.   However, test results, assay results, and historical recoveries indicate the average figures used to be accurate.  Management makes these projections to enable corporate plan development and does not infer that results will be specifically consistent with these projections.  Changes in mining methods as well as price fluctuations and demand for the products can affect projections.

The approaches presented here that management is using as a basis for planning projections is that metals will be recovered from target areas of only 1% of the Company’s property as compared to total holdings of 10,000 acres.  Additionally, the projection is based on a mining depth of only 210 feet, whereas the geological report indicates significant potential at even further depths.  Based on this minimal area and depth, for planning purposes, the total tonnage of processing material will be 37.3M tons

Conservative sampling approach: (Comex futures 6/06-12/07)

	Recovery/tn	Prices (4-1-06)	Recovery $/tn
Silver	7 oz/tn	$10.55/oz	$ 73.50/tn
Gold	.2oz/tn	$610/oz	$122.00/tn
Platinum	.1oz/tn	$1205/oz	$120.00/tn
Copper	20lb/tn	$3.05/lb	$ 61.00/tn
Zinc	10lb/tn	$1.38/lb	$ 13.80/tn
Lead/Iron/etc	10lb/tn	$ .80/lb	$ 8.00/tn

Total per ton			$ 398.30

Total potential for 37.3M tons

$14.9B

Historical recovery approach: (Comex futures 6/06-12/07)

Silver	25.9 oz/tn	$10.55/oz	$273.25/tn
Gold	.2 oz/tn	$610/oz	$122.00/tn
Copper	2.6 lb/tn	$ 3.05/lb	$ 7.93/tn
Zinc/lead/etc	16.2lb/tn	$ 1.10/lb	$ 17.82/tn

Total per ton			$421.00

Total potential for 37.3M tons

$15.7B

ITEM 4A - Unresolved Staff Comments

This item is not applicable as we are not an accelerated filer or a large accelerated filer or a well-seasoned issuer.

ITEM 5.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2005 and 2004 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles.

A.      Operating Results

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, which include the political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geological factors and weather conditions, also affect our results of operations. See “Key Information – Risk Factors”. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

For the years ended December 31, 2005 and 2004, we did not receive any revenue from our interest in the Tombstone Property.

During the year ended December 31, 2005 we incurred a net loss of $546,941 ($0.48 per share) compared to a net loss of $1,194,987 ($2.77 per share) for the year ended December 31, 2004. Our administrative expenses for 2005 were $5696, compared to $17,382 the prior year.

Professional fees of $64,282 in 2005 were incurred, compared to $67,520 the previous year.

B.

Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2006. There is no guarantee that we will be successful in arranging financing on acceptable terms.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold and uranium fall or if results from our intended exploration programs on our properties are unsuccessful.

At December 31, 2005, we had cash on hand of $116 and accounts receivable of $NIL; liabilities consisted of accounts payable and accrued liabilities totaling $1,015,287. Amounts for the comparable period of 2004 were $NIL and $1,084,163 representing cash on hand and liabilities consisting of accounts payable and accrued liabilities, respectively.

Authorized share capital consists of an unlimited number of voting common shares as of the date of filing of this filing, 4,904,864 common shares are issued and outstanding.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with applicable generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. Our significant accounting policies are disclosed in Note 2 to our financial statements included in this Report.

C.      Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we have not expended any material amounts on research or development.

D.      Trend Information

Our business is the exploration for and development of mineral deposits, so the commodity price of precious metals has a direct impact on our revenue prospects and our ability to raise capital. Although there is no assurance that this trend will continue, management is optimistic that the current price level will continue for the foreseeable future.

E.      Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.      Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2005 that will require significant cash outlays in the future.

G.

Safe Harbor

Certain statements contained in this report may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of our company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in this form 20-F under Item 3D and such other documents that we may file with the US SEC from time to time.

ITEM 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Alan M. Brown CEO, CFO, Director & President 44

As President, Chief Executive Officer, Chief Financial Officer and director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.

B.

Compensation

During the fiscal year ended December 31, 2005, the aggregate remuneration paid to directors in their capacity as directors of our company was $NIL. Consulting fees totaling $60,000 worth of our securities were paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2005 to our chief executive officer who received a salary of $60,000:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions.
Alan M. Brown CEO and Director	2005	$60,000(1)	NIL	NIL	NIL	NIL	$12,000(2)

(1)

Annual salary converted to restricted shares of the Company’s common stock.  Please see Financial Statements for additional information.

(2)

Annual rent converted to restricted shares of the Company’s common stock. Please see Financial Statements for additional information.

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

D.      Employees

As of November 27, 2006, we have one employee, Alan M. Brown. We do not have any relationship with any labor unions.

E.      Share Ownership

There were 4,904,864 Common Shares issued and outstanding as of November 27, 2006. Of the shares issued and outstanding, our directors and officers owned the following Common Shares:

Name	Number of Common Shares Beneficially Owned as of November 27, 2006	Percentage
Alan M. Brown	1,318,051	27%

The voting rights attached to the Common Shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

Stock Option Plan

We have no incentive stock option plan at this time.

ITEM 7.

Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth, as of November 27, 2006, the following are known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Ken Pollinger	400,000	8%
Clavca Investment Corp.	504,103	10%
Paula Brown	535,384	11%
Performance Capital	800,000	16%

(1)	Based on 4,904,864 Common Shares issued and outstanding as at November 27, 2006.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at November 27, 2006, the registrar and transfer agent for our company reported that there were 4,904,864 common shares of our company issued and outstanding. Of these, 4,582,944 were registered to Canadian residents (14 shareholders), 317,921 were registered to residents of the United States (20 shareholders) and 3,999 were  registered to residents of other foreign countries (6 shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.

Related Party Transactions

To the best of our knowledge, there have been no material transactions since formation of our company to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

C.      Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements And Other Financial Information

The Company's financial statements, included as an exhibit to this Report, are incorporated into this Report by reference.

Legal Proceedings

There are no material legal proceedings in progress or, to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its property is subject.

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

The following is a table indicating the price history of Company's Common Stock:

Year	High	Low
2001	11.40	.30
2002	.90	.30
2003	1.35	.15
2004	6.75	.39
2005	3.55	.20

Period	High	Low
First Quarter 2004	.15	.15
Second Quarter 2004	.15	.15
Third Quarter 2004	.15	.15
Fourth Quarter 2004	.15	.15
First Quarter 2005	3.53	.60
Second Quarter 2005	2.85	.54
Third Quarter 2005	1.35	.38
Fourth Quarter 2005	.75	.20

Month	High	Low
Jan. 2006	.26	.12
Feb. 2006	.21	.18
March 2006	.37	.17
April 2006	.80	.31
May 2006	.40	.17
June 2006	.26	.14
July 2006	.26	.26
August 2006	.85	.25
September 2006	.85	.35
October 2006	.59	.28
Through November 27, 2006	.80	.38

The shares of the Company commenced trading on the NASD over the counter Bulletin Board on July 12, 1999.

Markets

The Company's Common Shares are listed for trading on the NASD Over the Counter Bulletin Board.

Our CUSIP Number is 74621P 207.

ITEM 10.

Additional Information

A. Share Capital

Not Applicable.

B. Articles of Incorporation & By-Laws

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

Objects and Purposes of the Company

Our Articles of Incorporation place no restrictions upon our objects and purposes.

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

C.

Material Contracts

With the exception of the contracts listed below, we have not entered into any material contracts during the last twenty-four months.

(1)

Release & Settlement Agreement with David Sams Industries, Inc. dated August 4, 2006.

(2)

Securities Purchase Agreement by and between the Company and Ken Pollinger dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

(3)

Securities Purchase Agreement, together with Convertible Note, by and between the Company and Tom Reid dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.

(4)

Securities Purchase Agreement, together with Convertible Note, by and between the Company and John Doria dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.

(5)

Securities Purchase Agreement, together with Convertible Note, by and between the Company and Clavca Investment Corp. dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.

(6)

Asset Purchase Agreement by and between the Company and Redhawk dated November 27, 2006.

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

E.      Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm’s length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a “non-resident holder”). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of this Report and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the “CCRA”). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

 (a)

if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

 (b)

the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

 (a)

the non-resident holder;

 (b)

persons with whom the non-resident holder did not deal at arm’s length- or

 (c)

the non-resident holder and persons with whom he did not deal at arm’s length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

 (a)

the value of such shares is derived principally from real property (including resource property) situated in Canada,

 (b)

the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

 (c)

they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

 (d)

the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer’s capital gain (or capital loss) from a disposition is the amount by which the taxpayer’s proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer’s adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the “taxable capital gain” is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder’s United States Federal taxable income. See “Foreign Tax Credit” below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder’s basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a “U.S. Holder” is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a “Foreign Personal Holding Company”, a “Foreign Investment Company” or a “Controlled Foreign Corporation” (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our company and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

F.

Dividends and Paying Agents

There is no dividend restriction or any special procedure for non-resident holders to claim dividends. However, we have not declared dividends to our shareholders since our inception.

G. Statement By Experts

The financial statements of our company as of December 31, 2005 and 2004 included in this report have been audited by Morgan & Company, Chartered Accountants, as stated in their reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The technical information regarding the Tombstone Property included in this Report is based on the Geological Report prepared by Jimmy L. Nyrehn Geologist GeoResource Associates, dated February 1, 2006.  This Geological Report was reviewed by the Company prior to the Agreement being executed. The information of the Geological Report appearing in this Report has been included in reliance upon Mr. Nyrehn’s authority as an expert in geology, and with the consent of Redhawk, the entity for whom the report was prepared.

H. Documents On Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, as such, we file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us in writing at our address.

I.      Subsidiary Information

As at the date of this Report, we have no subsidiaries.

Item 11.

Quantitative And Qualitative Disclosures About Market Risk

Our Tombstone Property is currently at the exploration stage and our operations are limited to exploring the Tombstone Property. Therefore, our market risks are minimal. We may, however, have future property exploration requirements due in currencies other than United States dollars. As a Canadian company, our cash balances are kept in Canadian funds, and then converted to United States funds for accounting purposes. Therefore, we may become exposed to some interest rate risks. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our market risks.

Item 12.

Description Of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13           Defaults, Dividend Arrearages and Delinquencies.

None

Item 14           Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15           Controls and Procedures

Not Applicable

Item 16           [Reserved]

A.      Audit Committee Financial Expert

Not Applicable

B.      Code of Ethics

Not Applicable.

C.      Principal Accountant Fees and Services

Not Applicable

D.      Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2005 and 2004, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years in the three year period ended December 31, 2005, and for the period from re-entry into the Development Stage January 1, 2003 to December 31, 2005.

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

Going Concern (Note 1)

Subsequent Event (Note 10)

The accompanying notes are an integral part of these financial statements

PURE CAPITAL INCORPORATED

(A Development Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in U.S. Dollars)

				Period From
				Re-entry into
				Development
				Stage,
				January 1
				2003 to
	YEARS ENDED DECEMBER 31			December 31
	2005	2004	2003	2005
	(Restated)	(Restated)	(Restated)	(Restated)
	(Note 10)	(Note 10)	(Note 10)	(Note 10)
Sales	$-	$-	$-	$-

Expenses
Amortization	-	-	601	601
Consulting	76,600	310,795	205,091	592,486
Consulting – related parties	306,173	251,500	1,141,098	1,698,771
Filing and transfer fees	4,664	4,644	2,920	12,228
Foreign exchange loss	-	33,073	-	33,073
Loss on disposal of capital assets	-	1,402	-	1,402
Office supplies and sundry	1,032	12,738	1,828	15,598
Professional fees	64,282	67,520	41,794	173,596
Rent and utilities	787	4,069	13,025	17,881
Rent and utilities – related parties	9,903	9,220	-	19,123
Travel and promotion	20,704	91,981	238	112,923

Operating Loss	(484,145)	(786,942)	(1,406,595)	(2,677,682)

Interest	(62,796)	(62,534)	(65,098)	(190,428)
Interest – Related Parties	-	(345,511)	-	(345,511)
Write Off Of Oil And Gas Interest (Note 3)	-	-	(545,072)	(545,072)

Loss From Continuing Operations	(546,941)	(1,194,987)	(2,016,765)	(3,758,693)

Discontinued Operations	-	-	(51,706)	(51,706)

Loss For The Year	$(546,941)	$(1,194,987)	$(2,068,471)	$(3,810,399)

Loss Per Share
Continuing operations	$(0.48)	$(2.77)	$(12.98)
Loss for the year	$(0.48)	$(2.77)	$(13.31)

Weighted Average Number Of Common Shares Outstanding	1,139,471	431,322	155,378

Comprehensive Income
Loss for the year	$(546,941)	$(1,194,987)	$(2,068,471)	(3,810,399)
Foreign currency translation adjustment	(1,500)	15,058	(34,893)	(21,335)

Total Comprehensive Income (Loss)	$(548,441)	$(1,179,929)	$(2,103,364)	$(3,831,734)

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

PURE CAPITAL INCORPORATED

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

 (Stated in U.S. Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 – “Accounting for Income Taxes” (SFAS 109).  This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes.  If it is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

b)

Stock Based Compensation

The Company measures compensation cost for stock based compensation using the intrinsic value method of accounting as prescribed by A.P.B. Opinion No. 25 – “Accounting for Stock Issued to Employees”.  The Company has adopted those provisions of Statement of Financial Accounting Standards No. 123 – “Accounting for Stock Based Compensation”, which requires disclosure of the pro-forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

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

g)

Comprehensive Income (Loss)

The Company has adopted SFAS No. 130 – “Reporting Comprehensive Income”.  SFAS No. 130 establishes standards for reporting and displaying comprehensive income (loss) and its components.

h)

Loss Per Share

The Company computes loss per share in accordance with SFAS No. 128 – “Earnings Per Share”.  Under the provisions of SFAS No 128, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the periods.  Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.  As the Company generated net losses in each of the periods presented, diluted loss per share is not presented as the effect would be anti-dilutive.

i)

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”) – “Accounting Changes and Error Corrections”.  SFAS No. 154 established new standards on accounting for changes in accounting principles.  SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so.  SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.  Adoption of SFAS No. 154 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

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

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29”. The Company has determined that the adoption of SFAS 153 does not have an impact on the Company’s results of operations or financial position.

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

PURE CAPITAL INCORPORATED

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

 (Stated in U.S. Dollars)

4.

STOCK OPTIONS (Continued)

ii)

For purposes of pro-forma disclosures, the options estimated fair values are amortized to expense over the options vesting periods.  The fair value for the options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2005:  risk free rate of Nil (2004 – nil%); no dividends; volatility factor of the expected life of the Company’s common stock of Nil (2004 – nil%); and a weighted average expected life of the options granted in each year of Nil (2004 - nil).  The Company’s pro-forma information follows:

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

As at December 31, 2004 accounts payable and accrued liabilities have increased from $73,330 to $962,738. Deficit accumulated during the development stage as at December 31, 2004 increased from $7,102,410 to 7,991,818 (2003 – from $5,969,823 to $6,796,831. Loss for the year ended December 31, 2004 increased from $1,132,587 to $1,194,987 (2003 – from $2,006,071 to $2,068,471. Loss per share in 2004 increased from $2.63 per share to $2.77 per share 2003 – from $12.58 to $13.31)

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F

Exhibit Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.*

1.2	Articles of Incorporation.*

1.3	By-Laws.*

1.4	Certificate of Name Change dated September 20, 2004.*

4.	Material Contracts

4.1	Agreement between the Company and Scott Doiron dated April 12, 2000.*

4.2	Agreement between the Company and Mediapros, LLC dated April 12, 2000.*

4.3	Lease Indenture Agreement dated March 15, 2000 between the Company and Firwood Land & Trading Company Limited.*

4.4	Asset Acquisition Agreement by and between the Company and VCL Shareholders dated October 15, 2001.*

4.5	Settlement Agreement with Cavio dated May 17, 2002.*

4.6	Purchase and Sale Agreement with Hawkeye Drilling dated March 25, 2003.*

4.7

Securities Purchase Agreement, together with Convertible Note, by and between the Company and Ken Pollinger dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

4.8

Securities Purchase Agreement, together with Convertible Note, by and between the Company and Tom Reid dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.

4.9

Securities Purchase Agreement, together with Convertible Note, by and between the Company and John Doria dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.

4.10

Securities Purchase Agreement, together with Convertible Note, by and between the Company and Clavca Investment Corp. dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.

4.11	Settlement Agreement with David Sams, Inc. dated August 4, 2006.

4.12	Asset Acquisition Agreement between Pure Capital Incorporated and Redhawk Exploration and Mining, Inc. dated November 27, 2006

4.13	Escrow Agreement between Pure Capital Incorporated and Redhawk dated November 27, 2006

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

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.	Additional Exhibits

15.1	Consent of Morgan & Company, Chartered Accountants

15.2	Consent of Redhawk for use of Geological Report

* Previously filed.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PURE CAPITAL INCORPORATED

(Company)

/s/ ALAN BROWN

ALAN BROWN

President and Director

DATED on the 29th day of November, 2006