Form 20-F
period 2006-12-31
TOMBSTONE EXPLORATION CORP
filed 2007-07-17
CIK 1072772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES  EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT  OF 1934

For the fiscal year ended 2006

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE  ACT OF 1934

For the transition period from ____________ to ____________

☐  SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT  OF 1934

Date of event requiring this shell company report __________________

For the transition period from ____________ to ____________

Commission file number: 0-29922

TOMBSTONE EXPLORATION CORPORATION

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Canada

(Jurisdiction of incorporation or organization)

250 Blairgowrie Place Nanaimo, BC Canada V9T 4P5

 (Address of principal executive offices)

Copy of communications to:

Luis Carrillo, Esq.

SteadyLaw Group, LLP

501 W. Broadway, Suite 800

San Diego, CA 92101

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

There were 12,904,864 Common Shares without par value issued and outstanding as at December 31, 2006.

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

TABLE OF CONTENTS

			Page
Forward-Looking Statements			1
PART I			1
Financial Information And Accounting Principles			2
Item 1	Identity of Directors, Senior Management and Advisers		2
	A.	Directors and Senior Management	2
	B.	Advisers	2
	C.	Auditors	3
Item 2	Offer Statistics and Expected Timetable		3
Item 3	Key Information		3
	A.	Selected Financial Data	3
	B.	Capitalization and Indebtedness	4
	C.	Reasons for the Offer and Use of Proceeds	4
	D.	Risk Factors	5
Item 4	Information on our Company		10
	A.	History and Development of our Company	10
	B.	Business Overview	12
	C.	Organizational Structure	16
	D.	Property, Plant and Equipment	16
Item 4A	Unresolved Staff Comments		28
Item 5	Operating and Financial Review and Prospects		25
	A.	Operating Results	28
	B.	Liquidity and Capital Resources	28
	C.	Research and Development, Patents and Licenses, etc.	29
	D.	Trend Information	29
	E.	Off-Balance Sheet Arrangements	29
	F.	Tabular Disclosure of Contractual Obligations	29
	G	Safe Harbor	29
Item 6	Directors, Senior Management and Employees		30
	A.	Directors and Senior Management	30
	B.	Compensation	30
	C.	Board Practices	31
	D.	Employees	31
	E.	Share Ownership	31
Item 7	Major Shareholders and Related Party Transactions		32
	A.	Major Shareholders	32
	B.	Related Party Transactions	32
	C.	Interests of Experts and Counsel	32
Item 8	Financial Information		32
	A.	Financial Statements and Other Financial Information	32
	B.	Significant Changes	33
Item 9	The Offer and Listing		33
Item 10	Additional Information		34
	A.	Share Capital	34
	B.	Articles of Incorporation and By-laws	34
	C.	Material Contracts	37
	D.	Exchange Controls	38
	E.	Taxation	39
	F.	Dividends and Paying Agents	44
	G.	Statement by Experts	44
	H.	Documents on Display	44
	I.	Subsidiary Information	44
Item 11	Quantitative and Qualitative Disclosures About Market Risk		45
Item 12	Description of Securities Other than Equity Securities		45

PART II			45
Item 13	Defaults, Dividend Arrearages and Delinquencies		45
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		45
Item 15	Controls and Procedures		45
Item 16	[Reserved]		46
	A.	Audit Committee Financial Expert	46
	B.	Code of Ethics	46
	C.	Principal Accountant Fees and Services	46
	D.	Exemptions from the Listing Standards for Audit Committees.	46
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	46
PART III			46
Item 17	Financial Statements		46
Item 18	Not Applicable		46
Item 19	Exhibits		47
SIGNATURE			49

GENERAL

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

As used in this prospectus, the terms “we”, “us”, “our” and “Tombstone Exploration” mean Tombstone Exploration Corporation, unless otherwise indicated.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in U.S. dollars (“$”) unless otherwise stated. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of Tombstone Exploration Corporation for the year ended December 31, 2006 have been reported on by Moore & Associates, Chartered, Suite 109, 2675 South Jones Blvd., Las Vegas, Nevada.

The financial statements of Tombstone Exploration Corporation (formerly known as Pure Capital Incorporated) for the year ended December 31, 2005 have been reported on by Morgan & Company, Chartered Accountants, Suite 1488, 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1.

ITEM 1.

Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management

The Directors and the senior management of our company as of July 12, 2007 are as follows:

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

B.

Advisers

Our legal advisers are SteadyLaw Group, LLP, with a business address at 501 W. Broadway, San Diego, California, 92101.

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

C.       Auditors

Our auditors are Moore & Associates, Chartered. Moore & Associates are members of the PCAOB.

ITEM 2.

Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.

Key Information

A.

Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2006, 2005, 2004, 2003, and 2002. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	Restated December 31, 2002	Restated December 31, 2003	Restated December 31, 2004	December 31, 2005	December 31, 2006
OPERATING DATA:
Revenue	$0	$0	$0	$0	$0
Gross Profit	0	0	0	0	0
Net Income (Loss)	(969,211)	(2,068,471)	(1,194,987)	(546,941)	693,625
Income (Loss) per share	(22.02)	(13.31)	(2.77)	(0.48)	0.10

BALANCE SHEET DATA:
Cash	$3,033	$790	-	$116	$42,981
Total Assets	38,877	4,907	-	116	942,981
Current Liabilities	840,458	1,222,754	1,084,163	1,015,287	81,227
Long Term Debt	0	0	0	0	0
Total Liabilities	840,458	1,222,754	1,084,163	1,015,287	81,227
Shareholders Equity (Deficiency)	(801,581)	(1,217,847)	(1,084,163)	(1,015,171)	861,754

CURRENCY TRANSLATIONS

The following table sets out the exchange rates for the conversion of one Canadian dollar into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2006	2005	2004	2003	2002
End ($)	0.8547	0.8577	0.8308	0.7738	0.6331
Average ($)	0.8849	0.8255	0.7683	0.7135	0.6368
High ($)	0.8547	0.8751	0.8493	0.7738	0.6618
Low ($)	0.9091	0.7853	0.7159	0.6349	0.6199

The following table sets forth the high and low exchange rates for the conversion of one Canadian dollar into U.S. dollars for each of the last 6 months.

Through	June 2007	May 2007	April 2007	March 2007	February 2007	January 2007

High for the month ($)	0.9491	0.8981	0.8633	0.8467	0.8437	0.8457

Low for the month ($)	0.9294	0.9347	0.9036	0.8673	0.8632	0.8584

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on July 12, 2007 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.9547.

B.

Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of Common Shares without par value. As of July 12, 2007, we had 24,927,864 Common Shares issued and outstanding.

The table below sets forth our total indebtedness in United States dollars and capitalization as of December 31, 2006. You should read this table in conjunction with the audited financial statements and accompanying notes, included herein.

As at December 31, 2006

Liabilities
Current, unsecured	$81,227
Long term, unsecured	0

Shareholders’ Equity
Common stock	$8,651,588
Paid in Capital	56,800
Accumulated Deficit	(7,845,134)

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

Despite our acquisition of mineral claims and rights, we have not established that any of them contain any commercially exploitable mineral reserves, nor can there be any assurance that we will ever find commercially exploitable mineral reserves. The probability of an individual prospect ever having a commercially exploitable mineral reserve is extremely remote; in all probability our mineral resource properties do not contain any reserves and any funds that we spend on exploration will probably be lost. The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that any exploration on our properties will establish that commercially exploitable reserves of minerals exist on our mineral properties. Additional potential problems that may prevent us from discovering any reserves of minerals on our property include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

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

We have not generated any operating revenues for the last five years and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $42,981 as of December 31, 2006. We estimate our average monthly operating expenses to be approximately $100,000. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

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

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expensesWe do not currently have any arrangements for financing and we can provide no assurance to investors we will be able to find such financing if required. We have no assurance that additional funding will be available to us for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

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

We Do Not Plan to Pay any Dividends in the Foreseeable Future

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Activities

The Company is heavily dependent on key employees and contractors, and on our sole officer and director, the loss of any of whom could have, in the short-term, any negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with key employees and contractors, and an employment agreement with our sole officer and director.

Our Management May Not Be Subject to U.S. Legal Process Making it More Difficult for U.S. Investors to Sue Them

The enforcement by investors of civil liabilities under the United States federal securities laws may not be possible by the fact that all of our officers and directors are neither citizens nor residents of the United States. U.S. stockholders may not be able to effect service of process within the United States upon such persons. U.S. stockholders may not be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws. Appropriate foreign courts may not be able to enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws. The appropriate foreign courts may not be able to enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.

We face exposure to fluctuations in the price of our common stock due to the very limited cash resources we have.

The Company has very limited resources to pay its professionals. If we are unable to pay professionals in order to perform various professional services for the company, it may be difficult, if not impossible, for the Company to maintain its reporting status under the Exchange Act. If the Company felt that it was likely that it would not be able to maintain its reporting status, it would make a disclosure by filing a Form 6-K with the SEC. In any case, if the Company was not able to maintain its reporting status, it would become “delisted” and this would potentially cause an investor or an existing shareholder to lose all or part of his investment.

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

While the Company's common shares (“Common Shares”) are included on NASD Over the Counter Bulletin Board, there can be no assurance that an active trading market for the Common Shares will develop. In the absence of such a market, investors may be unable to readily liquidate their investment in the Common Shares. The market for equity securities in general has been volatile and the trading price of the Common Shares could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets and other factors that may be unrelated to the Company's performance.

Low-Priced Stocks Subject to Greater Disclosure Requirements.

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on July 12, 2007 was $0.30. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

ITEM 4.

Information on the Company

A.

History and Development of the Company

Historical Overview

The Company was incorporated as a federal company pursuant to the laws of Canada under the Canada Business Corporations Act (the “Act”) on October 30, 1997, under the name 3430502 Canada Ltd. Since that time, the Company has changed its name four times: (1) On or about December 4, 1997, the Company changed its name to Four Crown Foods Inc.; (2) On or about June 5, 2000, the Company changed its name to Universal Domains Incorporated; (3) On or about September 20, 2004, the Company changed its name to Pure Capital Incorporated; and (4) On or about February 6, 2007, the Company changed its name to Tombstone Exploration Corporation.

Also, concurrently with the name change to Pure Capital Incorporated, the Company changed its principal corporate office from Suite 502, 828 Howe Street, Vancouver, British Columbia, Canada V6Z 2X2 to 250 Blairgowrie Place in Nanaimo, British Columbia, Canada V9T 4P5, where the registered agent and records office of the Company are also located.

Prior to current operations, the Company most recently operated as an independent energy company engaged in the exploration, development, production, and acquisition of crude oil and natural gas. Although the Company acquired a 75% working interest in the Puckett Field located in the State of Mississippi, and became partnered with Hawkeye Drilling Co. in March 2003, this relationship was abandoned in 2003 as the drilling was unsuccessful. Then, in January 2004, Hawkeye Drilling obtained a Court Order for the return of the Company’s interest in the Puckett Field. Subsequently, and upon information and belief, Hawkeye Drilling has sold its interest in the Puckett Field to a third-party.

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

Present Operations of our Company

On November 1, 2006, the Company began negotiations with Redhawk for the acquisition of several mining and mineral right claims located in the State of Arizona. On November 27, 2006, the Company and Redhawk, pursuant to the terms and conditions of the Agreement, finalized the transaction, which closed on December 4, 2006.

The description set forth herein of the terms and conditions of the Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed with as Exhibit 4.12 to the Company’s Form 20-F filed on November 30, 2006, and incorporated by reference herein.

Pursuant to the terms of the Agreement, at closing, the Company issued to Redhawk Eight Million (8,000,000) restricted shares of the Company’s Common Stock valued at Ten Cents ($0.10) per share (“Acquisition Shares”) and cash in the amount of One Hundred Thousand ($100,000) dollars (“Acquisition Cash”).

In exchange for the aforementioned Acquisition Shares and Acquisition Cash, the Company received from Redhawk full rights and title to certain mining and exploration claims (the “Mining Claims”) located in the State of Arizona, along with other equipment and property.

A more detailed discussion of the Company’s business and properties are set forth below, and incorporated herein by reference.

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

Nature of Operations and Principal Activities

We are in the mineral resource business. This business generally consists of three stages: exploration, development and production. We are a mineral resource company in the exploration stage because we have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them. Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.

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

For further information, see Item 3D – Risk Factors.

Our primary natural resource property consists of approximately 9,000 acres of historical mining land southwest, south and southeast of Tombstone, Arizona (the “Tombstone Property”). We have not identified the existence of any commercially viable mineral deposits at the Tombstone Property. We are in the process of conducting prospecting and sampling as necessary.

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

On March 7, 2007, the Company commenced its 23 hole reverse circulation (R/C) drilling program at the project site located in the historic district of Tombstone, Arizona. Drilling on Hole No. 2 commenced on March 19, 2007, and will target the depth extension of the Ace-in-the-Hole mine which was a past producing mine. It is located approximately 950 feet southeasterly from the Bonanza/Chance structure. The mapped surface trace of the Ace-in-the-Hole extends 1,600 feet.

There are a total of 23 planned surface R/C holes to further define a portion of the historic mineral resource. It is anticipated that the drilled footage for all holes will reach about 20,000 feet. The drilling continues to demonstrate continuity of the vein structures and mineralization. Drilling on (TEM-1) is expected to last about one week. The drilling continues to validate the Company's control models.

On March 21, 2007, the Company completed its first reverse circulation drill hole (RT-1) to a depth of 500 feet and intercepted ore grade silver/gold mineralization when it hit its target at the Tombstone Project. Thirty-five feet averaging 0.0108 opt Au and 2.43 opt Ag was drilled. The RT-1 intercept occurred from 415 feet to 450 feet in a vertical hole. Included within the mineralized zone are two consecutive five foot intervals (from 430-435 and 435-440 feet) that assayed 0.008 opt Au, 6.16 opt Ag and 0.046 Au, 3.30 opt Ag, respectively. This zone has been identified as the Bonanza Vein structure and the ore zone was penetrated approximately 185 feet below the lowest level of the Bonanza Mine. Assay results received from Mountain States R&D International are:

DRILL HOLE	INTERVAL FT.	AU OPT	SG OPT	CU%	PB%	ZN%
RT-1	415-420	0.009	2.66	0.021	0.375	0.074
	420-425	0.008	1.93	0.022	0.241	0.052
	425-430	0.008	6.16	0.041	0.414	0.155
	430-435	0.046	3.30	0.017	0.112	0.064
	440-445	ND	0.97	0.003	0.010	0.098
	445-450	0.001	1.19	0.002	0.017	0.075

Projecting the surface occurrence of the Bonanza Vein to the mineralized zone in drill hole RT-1 results in an average dip of 73 degrees for this structure. Based upon the estimated dip of 73 degrees, the true width of the mineralized zone is calculated as 10.2 feet. The Bonanza and the Chance Vein structures were mined for a distance in excess of 1,000 feet along strike, with surface mapping strongly suggesting that the extent of the Bonanza/Chance structure is greater than 3,000 feet along strike. If the tenor of the ore intercepted in RT-1 remains the same over 3,000 feet of strike and continues to only a depth of 500 feet then this structure might yield 1.17 million tons containing 2.85 million oz. Ag, 12,710 oz. Au, 18,000 lbs. Cu, 198,000 lbs. Pb, 103,000 lbs Zn.

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

C.

Organizational Structure

We have a wholly owned subsidiary, Tombstone Exploration and Mining Corporation (“TEMC”), a Nevada corporation that is qualified to do business in the State of Arizona.  All of our operations are conducted through TEMC.

D.

Property, Plant and Equipment

Our principal executive office is located at 250 Blairgowrie Place, Nanaimo, British Columbia, Canada V9T 4P5. The Company leases the 750 square feet space for $1,000 a month, and the lease is month to month. This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

As part of our lease, we are provided access to all necessary office equipment and supplies, including a photocopier.

Our wholly owned subsidiary, TEMC, is located at the following address:

1515 Red Top Rd.
P.O. Box 1280
Tombstone, AZ. 85638

TEMC operates out of a mobile facility that is approximately 1,200 square feet and accommodates all of its operating needs.  The facility is equipped with five (5) offices, a reception area and a conference room.  TEMC owns the mobile facility, which is adequate for our current operations.   Should we require additional space, we believe that such space can be secured on commercially reasonable terms by securing other mobile facilities.

Our primary property consists of mineral rights to approximately 9,000 acres of historical mining land southwest, south and southeast of Tombstone, Arizona. Pure Capital controls one of the largest mining properties in Arizona.

The Tombstone Project is located approximately 65 miles southeast of Tucson, AZ and is easily accessible by major highways and roads.  An overview map is shown below, followed by a detailed look at the magnitude of the property size compared to the city of Tombstone.

Tombstone Western Resources, Inc - Property

City of Tombstone, AZ
Total 565 claims, 10,479 acres
Tombstone Western Resources Property outlined in red above
XMap® 4.5
0 ¼ ½ ¾ 1 1¼ mi
Data Zoom 13-0
Data use subject to license.
© 2004 DeLorme. XMap® 4.5.
www.delorme.com
DeLORME
Tombstone
Comstock Hill
TOMBSTONE

The Tombstone Project consists of the following claims:

Arizona Mining Claims Township 20 S Range 22E:

AMC364521 - AMC364556: Silver Bullet #1 thru #36 – Sec. 9

AMC364557 – AMC364572: Silver Bullet #37 thru #52 – Sec. 10

AMC364573 – AMC364576: Silver Bullet Extension #53 thru #56 – Sec. 15

In April 2007, the Company was granted permits giving the Company the exclusive right to explore 3,070 acres of prospective Arizona State lands (the ``Parcels''), which were approved by the Arizona State Lands Department. Upon exploration and verification of mineable minerals and base metals, the Company will then immediately seek to obtain state mineral leases on these Parcels. The Parcels include a 100 acre area that was evaluated by Interstat Resources, Inc. for its open pit silver potential in 1985. The Interstat report assay records show values ranging up to 220.07 opt Ag and 0.980 opt Au were encountered across narrow structures. In 1986, the state issued a recommendation that Interstat be granted a mineral lease to mine a 50,000 ton deposit of +1.5 opt Ag (Au values were not noted) by open pit methods from surface to 100 feet in depth. Much of this resource appears to be in the mineralized hangwall of the State of Maine mine.

On February 27, 2007, the Company closed a transaction pursuant to which it acquired various mineral rights claims from Donald Heck as Trustee of the Tombstone Silver Mines Secured Creditors Trust. The Purchase Agreement is incorporated by reference herein.

The following is a summary of the claims acquired form Donald Heck:

Subdivision Census Id / Block Group / Block / Suffix: Legal Description:

MINERAL RIGHTS

0021003010

PAT MINES TOMBSTONE MNG DIST MINERAL RIGHTS ONLY: MERRIMAC LODE MNG CLAIM MS #53 20.61 AC; CLIPPER LODE MNG CLAIM MS #120 13.41 AC; & RED TOP LODE MNG CLAIM MS #52 20.66 AC ALL IN SEC 16 20 22 TOTAL ACRES MINERAL RIGHTS 54.68 AC

Subdivision Census Id / Block Group / Block / Suffix: Legal Description:	MINERAL RIGHTS 0021003010 PAT MINES TOMBSTONE MNG DIST MAINE 18.33 AC LESS PCL 109-30-001J & TRIPLE X 15.27 AC SEC 16 20 22 MINERAL RIGHTS ONLY TOTAL 33.60 AC MINERAL RIGHTS ONLY 20P/AC
Subdivision Census Id / Block Group / Block / Suffix: Legal Description:	MINERAL RIGHTS 0021003010 PAT MINES TOMBSTONE MNG DIST MINERAL RIGHTS ONLY BROTHER JONATHAN LODE SEC 16 17.28 AC; LOWEL LODE MS #797 SEC 17 20.59 ACALL IN T20 R22 TOTAL ACRES MINDERAL RIGHTS 37.87 AC
Subdivision Census Id / Block Group / Block / Suffix: Legal Description:	MINERAL RIGHTS 0021003010 PAT MINE TOMBSTONE MNG DIST MINERAL RIGHTS ONLY MAY PAT MINE MS #317 SEC 16 20 22 TOTAL ACRES MINERAL RIGHTS 19.43 AC SITE VAL

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

The Escabrosa Limestone is not easily distinguishable from the overlying Naco Limestone of Pennsylvanian and Permian age. Up to 3,000 feet of Naco Limestone is known. The Naco Limestone, intruded by dikes and sills of quartz latite porphyry, possibly erupted prior to deposition of the Mesozoic sedimentary units.

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

Description of Claims

Our Tombstone Property consists of over 300 contiguous mineral claims. The Company owns a 100% interest in all of these mineral claims.

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

Development Strategy & Plan of Operations for the Next Twelve Months

The Company’s development strategy is to focus on and solidity the fundamental keys to success for a junior exploration and mining concern.  These keys were identified in the Industry discussion.

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

ITEM 4A

Unresolved Staff Comments

This item is not applicable as we are not an accelerated filer or a large accelerated filer or a well-seasoned issuer.

ITEM 5.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2006 and 2005 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles.

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

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

For the years ended December 31, 2006 and 2005, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2006 we had a net income of $693,625 ($0.10 per share) compared to a net loss of $546,941 ($0.48 per share) for the year ended December 31, 2005. Our general and administrative expenses for 2006 were $72,391, compared to $37,090 the prior year.

Professional fees of $25,792 in 2006 were incurred, compared to $64,282 the previous year.

B.

Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2007. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2006, we had cash on hand of $42,981; liabilities consisted of accounts payable and related party payables totaling $81,227. Amounts for the comparable period of 2005 were $116 and $1,015,287 representing cash on hand and liabilities consisting of accounts payable.

Authorized share capital consists of an unlimited number of voting common shares as of the date of filing of this filing, 24,927,864 common shares are issued and outstanding.

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

F.

Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2006 that will require significant cash outlays in the future.

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

B.

Compensation

During the fiscal year ended December 31, 2006, the aggregate remuneration paid to directors in their capacity as directors of our company was $NIL. Consulting fees totaling $60,000 worth of our securities were paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2006 to our chief executive officer who received a salary of $60,000:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions.
Alan M. Brown CEO and Director	2006	$60,000(1)	NIL	NIL	NIL	NIL	$12,000(2)

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

D.

Employees

As of July 12, 2007, we have twelve (12) employees. We do not have any relationship with any labor unions.

E.

Share Ownership

There were 24,927,864 Common Shares issued and outstanding as of July 12, 2007. Of the shares issued and outstanding, our directors and officers owned the following Common Shares:

Name	Number of Common Shares Beneficially Owned as of July 12, 2007	Percentage
Alan M. Brown	2,023,051	0.08%

The voting rights attached to the Common Shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

Stock Option Plan

In January 2007, the Company adopted a stock option plan which was approved by majority written consent of its shareholders and Board of Directors. Under the plan, options of the Company may be granted to directors, officers, employees and consultants of the Company. Please refer to the Company’s Form S-8 filed on February 2, 2007, which is incorporated by reference herein.

ITEM 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

The following table sets forth, as of July 12, 2007, the following are known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Alan M. Brown	2,023,051	0.08
CEDE & Co.	1,985,945	0.08
Performance Capital Corporation	4,800,000	0.19
Red Hawk Exploration and Development Inc.	8,000,000	0.32

(1)	Based on 24,927,864 Common Shares issued and outstanding as at July 12, 2007.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at July 12, 2007, the registrar and transfer agent for our company reported that there were 24,927,864 common shares of our company issued and outstanding. Of these, 9,349,935 were registered to Canadian residents (18 shareholders), 15,173,930 were registered to residents of the United States (41 shareholders) and 403,999 were  registered to residents of other foreign countries (7 shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.

Related Party Transactions

To the best of our knowledge, there have been no material transactions since formation of our company to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period, other than those transactions set forth herein and in our filings with the SEC.

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

B.

Significant Changes

Except as otherwise disclosed in this annual report or in the Forms 6-K filed during 2007, no significant change has occurred since December 31, 2006.

ITEM 9.

The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the NASD over the counter Bulletin Board.

The following is a table indicating the price history of Company's Common Stock:

Year	High	Low
2002	.90	.30
2003	1.35	.15
2004	6.75	.39
2005	3.55	.20
2006	1.00	.12

Period	High	Low
First Quarter 2005	3.53	.60
Second Quarter 2005	2.85	.54
Third Quarter 2005	1.35	.38
Fourth Quarter 2005	.75	.20
First Quarter 2006	.56	.12
Second Quarter 2006	1.00	.14
Third Quarter 2006	.67	.19
Fourth Quarter 2006	.80	.28

Month	High	Low
Jan. 2007	.45	.37
Feb. 2007	.79	.25
March 2007	.78	.37
April 2007	.55	.33
May 2007	.46	.25
June 2007	.38	.27
Through July 12, 2007	.35	.28

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

(6)

Asset Purchase Agreement by and between the Company and Redhawk dated November 27, 2006.

(7)

On November 29, 2006, the Company entered into a Stock Purchase Warrant (the “Warrant”) with Mr. Alan Brown, the Company’s President, CEO, & Director. The Warrant allows Mr. Brown to purchase 8,000,000 shares of the Company’s common stock at a strike price of $0.10 per share and is immediately exercisable. Additionally, the Warrant grants “piggyback” registration rights with respect to the shares of the Company’s common stock issuable upon exercise of the Warrant. Mr. Brown is an “accredited investor” and the Company relied on exemptions from registration provided by Section 4(2) of the Securities Act of 1933, as amended and Regulation D promulgated under such Act in issuing the Warrant.

(8)

Effective November 1, 2006, the Company entered into a Business Development Agreement (“BDA”) with Performance Capital Corporation, a Delaware corporation (“PCC”), under the terms of which PCC shall receive $40,000 upon the successful closing of a transaction identified by PCC and presented to the Company.

(9)

Additionally, in January 2007, Company issued a Convertible Promissory Note (the “Note”) to PCC. Under the terms of the Note, PCC will make available to the Company $100,000, on a drawdown basis, to be used for general corporate and operational purposes.

(10)

On December 20, 2006, Pure Capital Incorporated, a Canadian Federal corporation (the “Company”), closed a series of financing transactions pursuant to various Stock Purchase Agreements (“Stock Purchase Agreements”). Pursuant to the terms of the Stock Purchase Agreements, each purchaser (the “Purchasers”) in consideration for the capital contribution (“Contribution”) may immediately convert the full amount of the Contribution to shares of the Company’s no par value common stock at a conversion rate of $0.10 per share. The Company shall issue shares converted under the Stock Purchase Agreement pursuant to exemptions from registration provided by Section 4(2) of the Securities Act of 1933 (the “Act”), as amended and Regulation D promulgated under the Act. The shares issued to the Purchasers shall not be registered, at the time of issuance, and may not be offered or sold absent registration, or an applicable exemption from registration, under the Act.

A summary of each financing transaction is set forth below:

(i)

John Doria invested $10,000 in exchange for 100,000 shares of common stock;

(ii)

Nicholas Scheidt invested $10,000 in exchange for 100,000 shares of common stock;

(iii)

Calvin Laiche invested $9,300 in exchange for 93,000 shares of common stock; and

(iv)

Lillian Sherke invested $20,000 in exchange for 200,000 shares of common stock.

(11)

On February 27, 2007, the Company closed a transaction pursuant to which it acquired various mineral rights claims from Donald Heck as Trustee of the Tombstone Silver Mines Secured Creditors Trust.

(12)

Securities Purchase Agreement by and between the Company and Nicholas L. Scheidt dated May 2, 2007 for $50,000 of common stock at $0.10 per share in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.

(13)

Employment Agreement by and between the Company and Alan M. Brown, executed May 31, 2007 with an effective date of May 1, 2007.

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

G.

Statement By Experts

The financial statements of our company as of December 31, 2006 and 2005 included in this report have been audited by Moore & Associates, Chartered, and Morgan & Company, Chartered Accountants, respectively, as stated in their reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Not Applicable.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15.

Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

The Company’s executive officers, including our Chief Executive Officer and Chief Financial Officer, have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the annual filings are being prepared. Based on evaluation of effectiveness of the Company’s disclosure controls and procedures and our Chief Executive Officer and Chief Financial Officer believe them to be effective in providing such reasonable assurance.

Item 16.

[Reserved]

A.

Audit Committee Financial Expert

Not Applicable

B.

Code of Ethics

The Company has Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on June 1, 2007.  Refer to Exhibit 3.25 for the Code of Business Conduct and Ethics.

C.

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2006	$7,500	$0	$0	$0
2005	$13,600	$0	$0	$0

(1)

The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading “Audit Fees”.

(3)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

The Board of Directors must approve in advance any non-audit related services provided by the auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the auditors; and as necessary, taking or recommending appropriate action to oversee the independence of the auditors.

D.

Exemptions form the Listing Standards for Audit Committees.

Not Applicable

E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2006 and 2005, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years in the three year period ended December 31, 2006, and for the period from re-entry into the Development Stage January 1, 2003 to December 31, 2005.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.*

1.2	Articles of Incorporation.*
1.3	By-Laws.*
1.4	Certificate of Name Change dated September 20, 2004.*

3.25	Code of Ethics

4.	Material Contracts

4.1	Agreement between the Company and Scott Doiron dated April 12, 2000.*
4.2	Agreement between the Company and Mediapros, LLC dated April 12, 2000.*
4.3	Lease Indenture Agreement dated March 15, 2000 between the Company and Firwood Land & Trading Company Limited.*
4.4	Asset Acquisition Agreement by and between the Company and VCL Shareholders dated October 15, 2001.*
4.5	Settlement Agreement with Cavio dated May 17, 2002.*
4.6	Purchase and Sale Agreement with Hawkeye Drilling dated March 25, 2003.*
4.7

Securities Purchase Agreement, together with Convertible Note, by and between the Company and Ken Pollinger dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act of 1933, as amended (the “Securities Act”).*

4.8

Securities Purchase Agreement, together with Convertible Note, by and between the Company and Tom Reid dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.*

4.9

Securities Purchase Agreement, together with Convertible Note, by and between the Company and John Doria dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.*

4.10

Securities Purchase Agreement, together with Convertible Note, by and between the Company and Clavca Investment Corp. dated July 28, 2006 in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.*

4.11	Settlement Agreement with David Sams, Inc. dated August 4, 2006.*

4.12	Asset Acquisition Agreement between Pure Capital Incorporated and Redhawk Exploration and Mining, Inc. dated November 27, 2006.*

4.13	Escrow Agreement between Pure Capital Incorporated and Redhawk dated November 27, 2006.*

4.14	Common Stock Purchase Warrant by and between the Company and Alan M. Brown dated November 29, 2006.*

4.15	Business Development Agreement by and between the Company and Performance Capital Corporation, effective November 1, 2006.*

4.16	Convertible Promissory Note dated January 2007 by and between the Company and Performance Capital Corporation.*

4.17	Form of Stock Purchase Agreement for series of transactions that closed on December 20, 2006. Please refer to the Form 6-K filed on February 8, 2007.*

4.18	Acquisition Agreement dated February 27, 2007 by and between the Company and Donald Heck.*

4.19

Form of Securities Purchase Agreement by and between the Company and Nicholas L. Scheidt dated May 2, 2007 for $50,000 of common stock at $0.10 per share in reliance upon the exemption from securities registration afforded by §4(2) of the Securities Act.

4.20	Employment Agreement by and between the Company and Alan Brown dated May 31, 2007, effective as of May 1, 2007.

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

TOMBSTONE EXPLORATION CORPORATION

(Company)

/s/ ALAN BROWN

ALAN BROWN

President and Director

DATED on the 17th day of July, 2007

TOMBSTONE EXPLORATION CORPORATION

(FKA PURE CAPITAL, INC.)

FINANCIAL STATEMENTS

December 31, 2006 and 2005

C O N T E N T S

Independent Registered Public Accounting Firms

 F-1

Balance Sheets

 F-3

Statements of Operations

 F-4

Statements of Stockholders’ Equity (Deficit)

 F-5

Statements of Cash Flows

 F-6

Notes to the Financial Statements

 F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders

Pure Capital Incorporated

(A Development Stage Company)

We have audited the accompanying balance sheet of Pure Capital Incorporated (a development stage company) as at December 31, 2005 and the statements of operations, stockholders’ equity (deficiency), and cash flows for the year ended December 31, 2005, and for the period from re-entry into development stage, January 1, 2003, to December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005, and for the period from re-entry into development stage, January 1, 2003, to December 31, 2005, in conformity with United States generally accepted accounting principles.

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

Vancouver, Canada

/s/ Morgan & Company

July 11, 2006

Chartered Accountants

MOORE & ASSOCIATES, CHARTERED

           ACCOUNTANTS AND ADVISORS

PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

(Fka Pure Capital, Inc.)

Nanaimo, B.C., Canada

We have audited the accompanying balance sheet of Tombstone Exploration Corporation (Fka Pure Capital, Inc.) as of December 31, 2006 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2006 and the cumulative column for the year ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Exploration Corporation (Fka Pure Capital, Inc.) as of December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 and the cumulative column for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates Chartered

Moore & Associates Chartered

Las Vegas, Nevada

July 16, 2007

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

TOMBSTONE EXPLORATION CORPORATION

Balance Sheet

December 31, 2006 and December 31, 2005

	December 31,	December 31,
	2006	2005

ASSETS

CURRENT ASSETS
Cash in bank	$42,981	$116

TOTAL CURRENT ASSETS	42,981	116

OTHER ASSETS
Mineral properties	900,000	-

TOTAL OTHER ASSETS	900,000	-

TOTAL ASSETS	$942,981	$116

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$11,659	$1,015,287
Related party payable	69,568	-

TOTAL CURRENT LIABILITIES	81,227	1,015,287

LONG-TERM DEBT	-	-

TOTAL LIABILITIES	81,227	1,015,287

STOCKHOLDERS' EQUITY
Common stock: no par value;
unlimited shares authorized, 12,904,864 and 1,568,324
shares issued and outstanding, respectively	8,651,588	7,468,288
Additional paid in capital	56,800	56,800
Cumulative translation adjustment	(1,500)	(1,500)
Accumulated deficit	(7,845,134)	(8,538,759)

TOTAL STOCKHOLDERS' EQUITY	861,754	(1,015,171)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$942,981	$116

TOMBSTONE EXPLORATION CORPORATION

Statement of Operations

December 31, 2006 and December 31, 2005

			From Inception
	For the Year	For the Year	of the Development
	Ended	Ended	Stage through
	December 31,	December 31,	December 31,
	2006	2005	2006

REVENUES	$-	$-	$-

OPERATING EXPENSES

Professional fees	25,792	64,282	199,388
Consulting services	60,000	382,773	2,351,257
General and administrative	72,391	37,090	285,220

TOTAL OPERATING EXPENSES	158,183	484,145	2,835,865

LOSS FROM OPERATIONS	(158,183)	(484,145)	(2,835,865)

OTHER INCOME (EXPENSE)
Impairment of asset	-	-	(545,072)
Gain on forgiveness of debt	851,808	-	851,808
Interest expense	-	(62,796)	(535,939)

TOTAL OTHER INCOME (EXPENSE)	851,808	(62,796)	(229,203)

LOSS FROM CONTINUING OPERATIONS	693,625	(546,941)	(3,065,068)
DISCONTINUED OPERATIONS	-	-	(51,706)

NET INCOME (LOSS)	$693,625	$(546,941)	$(3,116,774)

COMPREHENSIVE INCOME (LOSS)
Foreign Currency Translation Adjustment	-	(1,500)	(21,335)

TOTAL COMPREHENSIVE INCOME (LOSS)	$693,625	$(548,441)	$(3,138,109)

BASIC INCOME (LOSS) PER SHARE	$0.10	$(0.48)

Weighted Average Common Shares
Outstanding	7,236,594	1,139,471

TOMBSTONE EXPLORATION CORPORATION

Statements of Stockholders’ Equity (Deficit)

December 31, 2006 and December 31, 2005

				Cumulative
				Currency		Total
	Common Stock		Additional Paid	Translation	Accumulated	Stockholders'
	Shares	Amount	in Capital	Adjustment	Deficit	Equity
Balance December 31, 2002	81,991	$ 3,850,144	$ 56,800	$ 19,835	$ (4,728,360)	$ (801,581)

Common stock issued for:
Services	86,500	1,141,098	-	-	-	1,141,098
Advances payable	7,333	66,000	-	-	-	66,000
Oil and gas property	25,000	480,000	-	-	-	480,000
Net loss for the year ended
December 31, 2003	-	-	-	(34,893)	(2,068,471)	(2,103,364)

Balance December 31, 2003	200,824	5,537,242	56,800	(15,058)	(6,796,831)	(1,217,847)

Common stock issued for:
Services	176,667	515,250	-	-	-	515,250
Advances payable	332,651	798,363	-	-	-	798,363
Net loss for the year ended
December 31, 2004	-	-	-	15,058	(1,194,987)	(1,179,929)

Balance December 31, 2004	710,142	6,850,855	56,800	-	(7,991,818)	(1,084,163)

Common stock issued for:
Services	322,925	193,733	-	-	-	193,733
Advances payable	535,257	423,700	-	-	-	423,700
Net loss for the year ended
December 31, 2005	-	-	-	(1,500)	(546,941)	(548,441)

Balance December 31, 2005	1,568,324	7,468,288	56,800	(1,500)	(8,538,759)	(1,015,171)

Shares cancelled	(207,563)	-	-	-	-	-
Common stock issued for:
Cash	3,544,103	383,300	-	-	-	383,300
Mineral property	8,000,000	800,000	-	-	-	800,000
Net income for the year ended
December 31, 2006	-	-	-		693,625	693,625

Balance December 31, 2006	12,904,864	$ 8,651,588	$ 56,800	$ (1,500)	$ (7,845,134)	$ 861,754

TOMBSTONE EXPLORATION CORPORATION

Statement of Cash Flows

December 31, 2006 and December 31, 2005

			From Inception
	For the Year	For the Year	of the Development
	Ended	Ended	Stage through
	December 31,	December 31,	December 31,
	2006	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$693,625	$(546,941)	$(3,065,068)
Adjustments to reconcile net income to
net cash provided by operating activities:
Discontinued operations	-	-	25,308
Common stock issued for services	-	447,708	2,502,065
Amortization	-	-	601
Impairment of asset	-	-	546,474
Forgiveness of debt	(851,808)	-	(851,808)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	-	-	31,508
Increase (decrease) in accounts payable	(151,820)	52,549	45,725

NET CASH PROVIDED BY OPERATING ACTIVITIES	(310,003)	(46,684)	(765,195)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of mineral properties	(100,000)	-	(165,072)

NET CASH (USED) BY INVESTING ACTIVITIES	(100,000)	-	(165,072)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common stock issued	383,300	-	383,300
Proceeds from related party payables	69,568	48,300	608,250

NET CASH PROVIDED BY FINANCING ACTIVITIES	452,868	48,300	991,550
Effect of Exchange Rate Changes on Cash	-	(1,500)	(21,335)
Net Increase (Decrease) in Cash	42,865	116	39,948

CASH - Beginning of period	116	-	3,033

CASH - End of period	$42,981	$116	$42,981

SUPPLEMENTAL CASH FLOW DISCLOSURE:

CASH PAID FOR:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

NON CASH FINANCING ACTIVITIES:
Common stock issued for advances payable	$-	$169,725	$559,065
Common stock issued for mineral properties	$800,000	$-	$800,000

TOMBSTONE EXPLORATION CORPORATION

(FKA PURE CAPITAL, INC.)

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

1.

Summary of Significant Accounting Policies

Nature of Business

Tombstone Exploration Corporation (the Company) was incorporated under the Canada Business Incorporations Act and all of its operations are located in Canada. The Company is a developmental stage corporation for the purpose of acquiring mineral and mining properties, and as a joint venture partner with similar companies.

On February 6, 2007, the Company changed its name to Tombstone Exploration Corporation from Pure Capital, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basic Income (Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of December 31, 2006 and 2005.

			Basic Income (Loss)
	Income(Loss)	Shares	Per Share
	(Numerator)	(Denominator)	Amount
For the Year Ended	$693,625	$7,236,594	$0.10
For the Year Ended	$(548,441)	$1,139,471	$(0.48)

Dividends

The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during any of the periods shown.

Comprehensive Income

The Company has adopted SFAS No. 130-“Reporting Comprehensive Income”. SFAS No. 130 establishes standards for reporting and displaying comprehensive income (loss) and its components.

TOMBSTONE EXPLORATION CORPORATION

(FKA PURE CAPITAL, INC.)

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

1.

Summary of Significant Accounting Policies (Continued)

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred. The Company had not incurred any advertising expense as of December 31, 2006 and 2005.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Income Taxes

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109

requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The Company’s predecessor operated as entity exempt from Federal and State income taxes.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate to net loss before provision for income taxes for the following reasons:

	December 31, 2006	December 31, 2005

Income tax expense at statutory rate	$2,267	$130
Common stock issued for services	-0-	-0-
Valuation allowance	(2,267)	-0-

Income tax expense per books	$-0-	$130

Net deferred tax assets consist of the following components as of:
	December 31, 2006
NOL Carryover	$2,267
Valuation allowance	(2,267)

Net deferred tax asset	$-0-

TOMBSTONE EXPLORATION CORPORATION

(FKA PURE CAPITAL, INC.)

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

1.

Summary of Significant Accounting Policies (Continued)

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years. As of December 31, 2006 the Company had net operating loss carryovers of approximately $15,100 which expire in 2026.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting Basis

The basis is accounting principles generally accepted in the United States of America.  The Company has adopted a December 31 fiscal year end.

Foreign Currency Translation

The Company’s operations are located in Vancouver, Canada and its functional currency is the Canadian dollar. The financial statements have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate and revenues and expenses at the average rate for the period. Foreign currency gains and losses are included in the statement of operations.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation.

TOMBSTONE EXPLORATION CORPORATION

(FKA PURE CAPITAL, INC.)

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

1.

Summary of Significant Accounting Policies (Continued)

In June 2006, the Financial Accounting Standards Board  issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company does not expect the adoption of FIN 48 to have a material impact on its financial reporting, and the Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on its disclosure requirements.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. The statement further permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available for sale securities under Statement 115, provided that the available for sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity’s fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company’s financial condition or results of operations.

TOMBSTONE EXPLORATION CORPORATION

(FKA PURE CAPITAL, INC.)

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

2.

COMMON STOCK

During January 2006, the Company issued 304,103 shares of common stock for cash of $59,300 at $0.195 per share. During October 2006, the Company issued 3,240,000 shares of common stock for cash at $0.10 per share. On November 16, 2006, the Company issued 8,000,000 shares of common stock for mineral properties valued at $0.10 per share.

3.

MINERAL  PROPERTIES

The Company’s mineral properties are recorded at cost of $900,000. They are located near Tombstone, Arizona. The mineral properties were purchase for 8,000,000 shares of common stock valued at $0.10 per share and cash of $100,000.

4.

RELATED PARTY PAYABLE

The Company has been advanced $69,568 from a shareholder.  The amount is non interest bearing, unsecured and due upon demand.

5.

GOING CONCERN

The Company’s financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing in order to put its mineral properties into production and to generate revenues there from. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

TOMBSTONE EXPLORATION CORPORATION

(FKA PURE CAPITAL, INC.)

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

6.

GAIN ON FORGIVENESS OF DEBT

On August 3, 2006, the Company entered in a Release and Debt Settlement Agreement whereby it was relieved of various debt obligations. The Company recorded a gain on forgiveness of debt of $851,808 as a result of the debt release and settlement.