Form 20-F/A
period 2006-11-29
TOMBSTONE EXPLORATION CORP
filed 2007-08-09
CIK 1072772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

EXPLANATORY NOTE:

THIS AMENDMENT IS BEING FILED TO CORRECT CERTAIN HYPERLINK INACCURACIES IN THE ORIGINAL FILED DOCUMENT. OTHER THAN TO DELETE SUCH HYPERLINKS IN THE TABLE OF CONTENTS, THERE ARE NO OTHER CHANGES HEREIN.

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