Form 20-F/A
period 2006-12-31
TOMBSTONE EXPLORATION CORP
filed 2007-08-10
CIK 1072772

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

EXPLANATORY NOTE:

THIS FORM 20-F/A IS BEING FILED TO INCLUDE EXHIBIT 4.20 THAT WAS INADVERTENTLY NOT INCLUDED WITH THE ORIGINAL FILING.  THERE ARE NO OTHER CHANGES.

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