Form 20-F
period 2007-12-31
TOMBSTONE EXPLORATION CORP
filed 2008-07-15
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 2007

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

1515 Red Top Rd. P.O. Box 1280, Tombstone, AZ. 85638

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

There were 26,645,864 Common Shares without par value issued and outstanding as at December 31, 2007.

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
☐ YES ☒ NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act). ☐YES ☐  NO

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

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this Report constitutes forward-looking statements. When used in this Report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of silver, as well as those factors discussed in the section entitled “Risk Factors”. Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this Report speak only as to the date hereof. Our company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

The financial statements of Tombstone Exploration Corporation for the years ended December 31, 2007 and December 31, 2006, have been reported on by Moore & Associates, Chartered Accountants, Suite 109, 2675 South Jones Blvd., Las Vegas, Nevada.

ITEM 1.

Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management

The Directors and the senior management of our company as of July 1, 2008 are as follows:

Name	Business Address	Function	Since
Alan Brown	1515 Red Top Rd. P.O. Box 1280, Tombstone, AZ. 85638	As President, Chief Executive Officer and Director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.	April 12, 2000

Mr. Alan Brown - Mr. Brown is sole officer and director of the Company. Prior to his work with the Company Mr. Brown spent many years advising clients on tax planning and structure.

There are no arrangements or understandings between any directors or executive officers and any other person to which the director or executive officer was selected as a director or member of senior management. There are not any family relationships among any of the directors and senior management of the Company.

B.       Advisers

Our legal counsel is SteadyLaw Group, LLP, with a business address at 501 W. Broadway, San Diego, California, 92101.

Consultants and other experts:

Francisco P. Montecinos

VP of Exploration

Francisco has worked as an exploration geologist for over 40 years in some 20 countries including Chile, the United States, Mexico, Central and South America countries and few of the Caribbean island countries, as well. Of these, the last 25 years has been spent throughout North and Central America as project manager and regional exploration manager for a number of multinational mining companies including Glencairn Gold Corp., Montana Gold Corp., TVX and Intrepid Minerals Corp. in volcanic-hosted precious metals exploration. In addition, he has worked for major mining companies such as Codelco (Anaconda Mining Co.), Noranda, Homestake Mining Co., and MAPCO in porphyry copper, uranium and polymetallic deposits exploration and mining, open pit and underground. He has degrees from the University of Chile, M.S.-Science Geology, and University of California-Berkeley, Volcanology & Ore Deposits graduate studies. He has also completed studies at numerous other universities including Colorado School of Mines and Harvard University.

John Escapule

John Escapule was born in Tombstone in 1952 and is a fourth generation Tombstone native.  His father, Ernie Escapule, was the first miner to perfect and commercialize cyanide leach extraction for commercial mining. The family has a rich history of mining and ranching in the Tombstone area.  He has vast experience with underground mining and heavy equipment.  Mr. Escapule has several years of experience in contract drilling of declines.  He has a degree in Geology from the University of Mexico in Mexico City and has spent a number of years setting up Merrill-Crowe plants for precious metal recovery in both the United States and Latin America, all the while working as a consultant for the State of Maine Mining Company.  Mr. Escapule has also been certified by the Mine Safety and Health Administration as a mine safety instructor.

Scott Davis

A member of the 5th generation of a mining family in Tombstone, Arizona, Mr. Davis has been exposed to the various aspects of mining all of his life.  He has over ten years experience in underground mining and worked as the cyanide recovery plant supervisor for PBR Minerals for another three years.  He has also built, or assisted in building, various small mills and plants.  He has worked for State of Maine Mining Company assisting in the manufacturing of Merrill Crowe Cyanide precipitation plants.  Holding a Associate’s Degree as an Environmental Facilities Technician, he has studied electrical controls, HVAC, and mechanical engineering. In addition, Mr. Davis has another 15 years of experience working with heavy equipment and has held numerous supervisory positions in the construction industry.

C.       Auditors

Our auditors are Moore & Associates, Chartered Accountants. Moore & Associates are members of the PCAOB.

ITEM 2.

Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.

Key Information

A.

Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2007, 2006, 2005, 2004, and 2003. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	Restated December 31, 2003	Restated December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007
OPERATING DATA:
Revenue	$ 0	$ 0	$ 0	$ 0	$ 0
Gross Profit	0	0	0	0	0
Net Income (Loss)	(2,068,471)	(1,194,987)	(546,941)	693,625	(1,423,548)
Income (Loss) per share	(13.31)	(2.77)	(0.48)	0.10	(0.07)

BALANCE SHEET DATA:
Cash	$ 790	-	$ 116	$ 42,981	$ 252,718
Total Assets	4,907	-	116	942,981	1,242,664
Current Liabilities	1,222,754	1,084,163	1,015,287	81,227	122,199
Long Term Debt	0	0	0	0	0
Total Liabilities	1,222,754	1,084,163	1,015,287	81,227	122,199
Shareholders Equity (Deficiency)	(1,217,847)	(1,084,163)	(1,015,171)	861,754	1,120,465

CURRENCY TRANSLATIONS

The following table sets out the exchange rates for the conversion of one Canadian dollar into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2007	2006	2005	2004	2003
End ($)	0.98200	0.8547	0.8577	0.8308	0.7738
Average ($)	1.07465	0.8849	0.8255	0.7683	0.7135
High ($)	1.18730	0.8547	0.8751	0.8493	0.7738
Low ($)	0.90570	0.9091	0.7853	0.7159	0.6349

The following table sets forth the high and low exchange rates for the conversion of one Canadian dollar into U.S. dollars for each of the last 6 months.

Through	June2007	May 2007	April 2007	March 2007	February 2007	January 2007
High for the month ($)	0.9557	0.8981	0.8633	0.8467	0.8437	0.8457
Low for the month ($)	0.9294	0.9347	0.9036	0.8673	0.8632	0.8584

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on July 1, 2008 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $1.0220.

B.

Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of Common Shares without par value. As of July 14, 2008, we had 34,110,684 Common Shares issued and outstanding.

The table below sets forth our total indebtedness in United States dollars and capitalization as of December 31, 2007. You should read this table in conjunction with the audited financial statements and accompanying notes, included herein.

As at December 31, 2007

Liabilities
Current, unsecured	$90,578
Long term, unsecured	0

Shareholders’ Equity
Common stock	$10,254,188
Paid in Capital	56,800
Accumulated Deficit	(9,268,682)

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

We have not generated any operating revenues for the last five years and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $252,718 as of December 31, 2007. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

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

Present Operations of our Company

The primary focus of operations will be to generate revenue from the production of silver, gold and barium as well as additional base minerals such as copper, lead and zinc. Through expansion, we will acquire new properties, as well as integrate the extraction of precious metals, rare earth and other minerals. The goal is to produce metals and minerals at or below standard industry costs. The historical nature of mining activities of our present holdings and the acceptance of governmental agencies will enable easier startup here than in non-mining oriented locations.

The significant potential for silver recovery will likely draw considerable interest from major silver producing companies, as well as precious metals mining concerns.  With the variety of the metals projected for extraction, the Company expects to attract major attention and support from the state, local and federal governments

The Company will initiate mineral extraction as soon as funding and permitting is secured.  These efforts will provide an operating financial base from which to expand. Continuing geological research, testing and drilling is planned based on the initial geological report.  This will assist in the identification of key target areas, as well as establish reserve categories.

Discussions with precious metal processing and consulting companies to assist in the design of the overall operation of the Tombstone property have been initiated.  Relationships have already been established with refineries, assay companies and engineering firms supporting worldwide mineral processing operations.

We now control more mining acreage in the mineral rich Tombstone district than any other company. Management has structured and positioned the Company to capitalize on today's increasing demand and prices for precious metals and base metals such as copper, lead and zinc. Accordingly, we have acquired the mineral rights to approximately 13,500 acres of historical mining land in the areas around Tombstone, Arizona. The Company is the largest land holder in the Tombstone mining district. Through expansion, Tombstone Exploration will acquire new properties, as well as integrate the extraction of precious and base metals. The goal is to produce metals and minerals below standard industry costs.

B. Business Overview

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

On June 25, 2008, we began our drilling program at the Tombstone Silver Project became operational. We engaged Layne Christensen Company (NASDAQ: LAYN) of Mission Woods, Kansas to conduct the 2008 drilling program. Layne Christensen's Mineral Exploration Division is one of the largest companies providing drilling services for geological assessment with over 150 drilling rigs worldwide.

The initial drilling program will focus on the exploration of DDH TEMC-101. DDH TEMC-101 was designed to intercept two major silver-bearing manganese oxide structures of historical production: in the district: Bonanza and Santa Ana mines. Records from these mines indicate that they have been highly productive operations for several decades, and mining took place only to the water level, estimated in late 1890s at 200 ft. Hole TEMC-101 is currently at 310 ft, just above the water table. Core exhibits great recovery over 90% due to the fact the Tombstone Exploration decided to core drill HQ with the triple tube technique in order to recover the maximum rock samples at the ore zones. Geology observed so far consists of Uncle Sam porphyry down to 75 ft and the Bisbee group down the depth indicated above. These two stratigraphic units are main host rock units along the Bisbee-Tombstone mineral belt.

Rock material is extremely fractured, showing significant rusty fractures and veinlets, carrying locally manganese oxides. At approximately 235 ft., trace pyrite coated with black sulfide is disseminated in the limestone, while at 310 ft strong manganese oxides veinlets are observed. Such veinlets are physically analogous to ore matter in the mines.

The Bonanza and Santa Ana structures are trending N30E and dipping to northwest quite steeply, some 65-70 degrees. The target zone is estimated at around 700 ft way below the water table in the sulfides horizon. However, due to the nature of ore occurrences in the Tombstone mining district, there exists high probability that DDH TEMC-101 may intercept blind mineralized structures on the down to main targets not detected on surface.

Next drill hole of this program is designed to target the same structures at 45 degrees angle some 30 ft closer towards the structures.

On May 1, 2008, we received confirmation of the high sample value of a select sample SA 35-0 that was received from ALS Chemex, a certified laboratory. Sample SA 35-0 (5 cm) was previously reported by Mountain States Research and Development International, a certified laboratory, as containing 971.40 opt silver (Ag), 0.335 opt gold (Au) and 17% lead (Pb). The pulp from the original sample was re-assayed and has been confirmed that this sample is high grade. TMBXF has contacted ALS Chemex and arranged to have this sample rerun to further confirm the Ag content. Sample SA 35-0 was collected from the Santa Ana mine. Additionally, a recently collected channel sample measuring 0.8 meters (2.6 feet) at the Merrimac mine assayed 36.75 opt Ag and 8.4% Pb. The Merrimac structure and the Santa Ana structures are on sub-parallel zones that are approximately 600 meters (2000 feet) apart. Five other samples ranged from 7.2 opt Ag to 11.1 opt Ag while another five samples assayed between 3.4 opt Ag and 4.2 opt Ag.

Although the drilling program has begun as of the date of this report, we have not identified the existence of any commercially viable mineral deposits at the Tombstone Property. We are in the process of conducting prospecting and sampling as necessary.

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

The drill program will consist of twenty-three core holes drilled from fifteen distinct drill sites that are designed to intercept extensions of the State of Maine mine, Merrimac zone, Bonanza-Solstice mines and the Ace-in-the-Hole-Black Horse mine sub-parallel trends. These zones are north-easterly trending. Core holes will be HQ size and will be drilled using triple tube core technology to assure that the most complete core recovery is achieved. Drill hole spacing will be approximately 100 meters between drill hole sites. The four mineralized zones will be tested over strike lengths ranging from 200 meters to 500 meters.

Eight drill hole sites are planned to have two holes drilled at different angles along the same directions to intercept their targets at different depths. Seven sites will have one hole each. The length of the holes range from 125 meters to 320 meters and vary in inclination from 45° to 90°. The holes are designed to penetrate the target zones below the water level. All available historical data indicates that no mining in the program area was conducted below the water level.

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

Tombstone Exploration believes it can overcome this competition due to it’s location in a historical mining area, year-round working conditions and nearness to major population centers of Tucson and Phoenix, AZ.  Additionally, experienced mining professionals have assisted in developing the corporation and have many contacts in the industry.

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

D.       Property, Plant and Equipment

Our principal executive office is located at 1515 Red Top Rd. P.O. Box 1280, Tombstone, AZ. 85638. We operate out of a mobile facility that is approximately 1,200 square feet and accommodates all operating needs.  The facility is equipped with five (5) offices, a reception area and a conference room.  We own the mobile facility, which is adequate for our current operations. Additionally, we share this space with our wholly owned subsidiary, TEMC. Should we require additional space, we believe that such space can be secured on commercially reasonable terms by securing other mobile facilities.

This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

Our primary property consists of mineral rights to approximately 13,500 acres of historical mining land southwest, south and southeast of Tombstone, Arizona. We control one of the largest mining properties in Arizona.

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

The following is a summary of the claims acquired from Donald Heck:

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

Permitting

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

ITEM 5.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2007 and 2006 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles.

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

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

For the years ended December 31, 2007 and 2006, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2007 we had a net loss of $1,423,548 ($0.07 per share) compared to $693,625 ($0.10 per share) for the year ended December 31, 2006. Our general and administrative expenses for 2007 were $1,210,130, compared to $72,391the prior year.

Professional fees of $19,217 in 2007 were incurred, compared to $25,792 the previous year.

B.

Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2008. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2007, we had cash on hand of $252,718; liabilities consisted of accounts payable and related party payables totaling $122,199. Amounts for the comparable period of 2006 were $42,981 and $81,227 representing cash on hand and liabilities consisting of accounts payable.

Authorized share capital consists of an unlimited number of voting common shares as of the date of filing of this filing, 34,110,864 common shares are issued and outstanding.

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

B.

Compensation

During the fiscal year ended December 31, 2007, the aggregate remuneration paid to directors in their capacity as directors of our company was $NIL. Consulting fees totaling $NIL worth of our securities were paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2007 to our chief executive officer who received a salary of $120,000:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compen- sation (2)
		Salary	Bonus	Other Annual Compen- sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions.
Alan M. Brown CEO and Director	2007 2006	$120,000(1) $60,000	NIL NIL	NIL NIL	NIL NIL	NIL NIL	$12,000

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

D.

Employees

As of July 14, 2008, we have twelve (12) employees. We do not have any relationship with any labor unions.

E.

Share Ownership

There were 34,110,864 Common Shares issued and outstanding as of July 14, 2008. Of the shares issued and outstanding, our directors and officers owned the following Common Shares:

Name	Number of Common Shares Beneficially Owned as of July 14, 2008 (1) (2)	Percentage
Alan M. Brown	2,023,051	5.93%

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

ITEM 7.

Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth, as of July 1, 2008, the following are known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Alan M. Brown	2,023,051	5.93

(1)

Based on 34,110,864 Common Shares issued and outstanding as at July 14, 2008.

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

B.

Significant Changes

Except as otherwise disclosed in this annual report or in the Forms 6-K filed during 2007, no significant change has occurred since December 31, 2007.

ITEM 9.

The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the NASD over the counter Bulletin Board.

The following is a table indicating the price history of Company's Common Stock:

Year	High	Low
2003	1.35	.15
2004	6.75	.39
2005	3.55	.20
2006	1.00	.12
2007	.75	.16

Period	High	Low
First Quarter 2006	.56	.12
Second Quarter 2006	1.00	.14
Third Quarter 2006	.67	.19
Fourth Quarter 2006	.80	.28
First Quarter 2007	.75	.34
Second Quarter 2007	.55	.27
Third Quarter 2007	.34	.20
Fourth Quarter 2007	.45	.20

Month	High	Low
Jan. 2008	.32	.16
Feb. 2008	.35	.22
March 2008	.39	.26
April 2008	.26	.15
May 2008	.37	.20
Through June 13, 2008	.36	.28

The shares of the Company commenced trading on the NASD over the counter Bulletin Board on July 14, 1999.

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

(13)

Employment Agreement by and between the Company and Alan M. Brown, executed May 31, 2007 with an effective date of May 1, 2007.

(14)

On October 10, 2007, the Company issued 2,500,000 units (each a "Unit") to 25 individuals/entities due to the closing of the Company's private placement at $0.20 per Unit for total gross proceeds of $500,000. Each Unit consists of one share of common stock of the Company and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional share of common stock of the Company at $0.40 per warrant share for a period of three years. The Company believes that the issuances are exempt from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the "Act"), as such securities were issued to the individuals/entities through an offshore transaction which was negotiated and consummated outside of the United States.

(15)

On December 31, 2007, the Company received an advance of $90,578 form a shareholder, this amount is non-interest bearing, unsecured and due upon demand.

(16)

On June 27, 2008, the Company issued 2,000,000 units (each a "Unit") to 27 individuals/entities due to the closing of the Company's private placement at $0.20 per Unit for total gross proceeds of $400,000. Each Unit consists of one share of common stock of the Company and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional share of common stock of the Company at $0.40 per warrant share for a period of three years. The Company believes that the issuances are exempt from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the "Act"), as such securities were issued to the individuals/entities through an offshore transaction which was negotiated and consummated outside of the United States.

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

G.

Statement By Experts

The financial statements of our company as of December 31, 2007 and 2006 included in this report have been audited by Moore & Associates, Chartered Accountants, and Morgan & Company, Chartered Accountants, respectively, as stated in their reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

C.

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2007	$7,500	$0	$0	$0
2007	$10,000	$$0	$$0	$0

(1)	The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading ‘‘Audit Fees’’.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the headings ‘‘Audit Fees’’, ‘‘Audit Related Fees’’ and ‘‘Tax Fees’’.

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

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2007 and 2006, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years in the three year period ended December 31, 2007, and for the period from re-entry into the Development Stage January 1, 2003 to December 31, 2006.

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

4.20	Employment Agreement by and between the Company and Alan Brown dated May 31, 2007, effective as of May 1, 2007.*
4.21	Form of Subscription Agreement and Form of Warrant for Private Placement that closed in October 2007.*
4.22	Form of Subscription Agreement and Form of Warrant for Private Placement that closed in June 2008.
99.1	National Instrument 43-101 Technical Report, Tombstone Silver Exploration Property, Cochise County, Arizona filed on May 8, 2008.*
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

DATED on the 14th day of July, 2008

MOORE & ASSOCIATES, CHARTERED

           ACCOUNTANTS AND ADVISORS

PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (An Exploration Stage Company) of December 31, 2007 and December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007, December 31, 2006, December 31, 2005 and since inception of the Exploration Stage on January 1, 2003 through December 31, 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conduct our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tombstone Exploration Corporation (An Exploration Stage Company) of December 31, 2007 and December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007, December 31, 2006, December 31, 2005 and since inception of the Exploration Stage on January 1, 2003 through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 6 to the financial statements, the Company has an accumulated deficit of $9,268,682 as of December 31, 2007, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 6.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered

Las Vegas, Nevada

July 15, 2008

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

TOMBSTONE EXPLORATION CORPORATION
(An Exploration Stage Company)
Consolidated Balance Sheets

ASSETS

	December 31,	December 31,
	2007	2006
CURRENT ASSETS

Cash and cash equivalents	$252,718	$42,981

Total Current Assets	252,718	42,981

FIXED ASSETS, net	96,326	-

OTHER ASSETS

Mineral properties	893,620	900,000

Total Other Assets	893,620	900,000

TOTAL ASSETS	$1,242,664	$942,981

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable and accrued expenses	$31,621	$11,659
Related party payables	90,578	69,568

Total Current Liabilities	122,199	81,227

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock; unlimited shares authorized at
no par value, 26,645,864 and 12,904,864 shares
issued and outstanding, respectively	10,254,188	8,651,588
Additional paid-in capital	56,800	56,800
Cumulative other comprehensive income (loss)	78,159	(1,500)
Deficit accumulated during the exploration stage	(9,268,682)	(7,845,134)

Total Stockholders' Equity (Deficit)	1,120,465	861,754

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$1,242,664	$942,981

The accompanying notes are an integral part of these consolidated financial statements.

TOMBSTONE EXPLORATION CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Operations
				From Inception
				of Exploration
				Stage on
				January 1,
	For the Years Ended			2003 Through
	December 31,			December 31,
	2007	2006	2005	2007
REVENUES	$-	$-	$-	$-

OPERATING EXPENSES

Professional fees	19,217	25,792	64,282	218,605
Consulting expenses	190,648	60,000	382,773	2,541,905
General and administrative	1,210,130	72,391	37,090	1,495,350

Total Operating Expenses	1,419,995	158,183	484,145	4,255,860

LOSS FROM OPERATIONS	(1,419,995)	(158,183)	(484,145)	(4,255,860)

OTHER INCOME (EXPENSES)

Impairment of asset	-	-	-	(545,072)
Gain on forgiveness of debt	-	851,808	-	851,808
Interest expense	(3,553)	-	(62,796)	(539,492)

TOTAL OTHER INCOME (EXPENSES)	(3,553)	851,808	(62,796)	(232,756)

LOSS BEFORE INCOME TAXES	(1,423,548)	693,625	(546,941)	(4,488,616)
INCOME TAX EXPENSE	-	-	-	-

LOSS FROM CONTINUING OPERATIONS	(1,423,548)	693,625	(546,941)	(4,488,616)

Discontinued operations	-	-	-	(4,780,066)

NET INCOME (LOSS)	$(1,423,548)	$693,625	$(546,941)	$(9,268,682)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	79,659	-	(1,500)	78,159

TOTAL COMPREHENSIVE INCOME (LOSS)	$(1,343,889)	$693,625	$(548,441)	$(9,190,523)
BASIC INCOME (LOSS)
PER COMMON SHARE	$(0.07)	$0.10	$(0.48)
COMPREHENSIVE INCOME (LOSS)
PER COMMON SHARE	$(0.07)	$0.10	$(0.48)
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	19,775,364	7,236,594	1,139,471

The accompanying notes are an integral part of these consolidated financial statements.

TOMBSTONE EXPLORATION CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Stockholders' Equity (Deficit)
					Deficit
				Cumulative	Accumulated
			Additional	Other	During the	Total
	Common Stock		Paid-in	Comprehensive	Exploration	Stockholders'
	Shares	Amount	Capital	Income (Loss)	Stage	Equity
Balance December 31, 2002	81,991	$3,850,144	$56,800	$19,835	$(4,728,360)	$(801,581)

Common stock issued for:
Services	86,500	1,141,098	-	-	-	1,141,098
Advances payable	7,333	66,000	-	-	-	66,000
Oil and gas property	25,000	480,000	-	-	-	480,000
Net loss for the year ended
December 31, 2003	-	-	-	(34,893)	(2,068,471)	(2,103,364)

Balance December 31, 2003	200,824	5,537,242	56,800	(15,058)	(6,796,831)	(1,217,847)

Common stock issued for:
Services	176,667	515,250	-	-	-	515,250
Advances payable	332,651	798,363	-	-	-	798,363
Net loss for the year ended
December 31, 2004	-	-	-	15,058	(1,194,987)	(1,179,929)

Balance December 31, 2004	710,142	6,850,855	56,800	-	(7,991,818)	(1,084,163)

Common stock issued for:
Services	322,925	193,733	-	-	-	193,733
Advances payable	535,257	423,700	-	-	-	423,700
Net loss for the year ended
December 31, 2005	-	-	-	(1,500)	(546,941)	(548,441)

Balance December 31, 2005	1,568,324	7,468,288	56,800	(1,500)	(8,538,759)	(1,015,171)

Shares cancelled	(207,563)	-	-	-	-	-
Common stock issued for:
Cash	3,544,103	383,300	-	-	-	383,300
Mineral property	8,000,000	800,000	-	-	-	800,000
Net income for the year ended
December 31, 2006	-	-	-		693,625	693,625

Balance December 31, 2006	12,904,864	8,651,588	56,800	(1,500)	(7,845,134)	861,754

Common stock issued for:
Debt	4,273,000	388,300	-	-	-	388,300
Services	3,075,000	325,000	-	-	-	325,000
Cash	6,393,000	889,300	-	-	-	889,300
Net income for the year ended
December 31, 2007	-	-	-	79,659	(1,423,548)	(1,343,889)

Balance December 31, 2007	26,645,864	$10,254,188	$56,800	$78,159	$(9,268,682)	$1,120,465

The accompanying notes are an integral part of these consolidated financial statements.

TOMBSTONE EXPLORATION CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
				From Inception
				of Exploration
				Stage on
				January 1,
	For the Years Ended			2003 Through
	December 31,			December 31,
	2007	2006	2005	2007
OPERATING ACTIVITIES

Net loss	$(1,423,548)	$693,625	$(546,941)	$(4,488,616)
Adjustments to Reconcile Net Loss to Net
Cash Used by Operating Activities:
Discontinued operations	-	-	-	25,308
Common stock issued for services	325,000	-	447,708	2,827,065
Depreciation and amortization	10,702	-	-	11,303
Impairment of assets	-	-	-	546,474
Forgiveness of debt	-	(851,808)	-	(851,808)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	-	-	-	31,508
Increase (decrease) in accounts payable	19,962	(151,820)	52,549	65,687

Net Cash Used in Operating Activities	(1,067,884)	(310,003)	(46,684)	(1,833,079)

INVESTING ACTIVITIES

Acquisition of mineral properties	(10,000)	(100,000)	-	(175,072)
Purchase of fixed assets	(107,028)	-	-	(107,028)

Net Cash Used in Investing Activities	(117,028)	(100,000)	-	(282,100)

FINANCING ACTIVITIES

Proceeds from common stock	889,300	383,300	-	1,272,600
Proceeds from related party payables	409,310	69,568	48,300	1,017,560

Net Cash Provided by Financing Activities	1,298,610	452,868	48,300	2,290,160

Effect of Exchange Rate Changes on Cash	96,039	-	(1,500)	74,704

NET DECREASE IN CASH	209,737	42,865	116	249,685

CASH AT BEGINNING OF PERIOD	42,981	116	-	3,033

CASH AT END OF PERIOD	$252,718	$42,981	$116	$252,718

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$-	$-	$-	$-
Income Taxes	$-	$-	$-	$-

NON CASH FINANCING ACTIVITIES:

Common stock issued for mineral properties	$-	$800,000	$-	$1,280,000

The accompanying notes are an integral part of these consolidated financial statements.

TOMBSTONE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Tombstone Exploration Corporation (the Company) was incorporated under the Canada Business Incorporations Act and all of its operations are located in Canada. On January 1, 2002, the Company was reclassified as an exploration stage corporation for the purpose of acquiring mineral and mining properties, and as a joint venture partner with similar companies.  During fiscal year ended December 31, 2007, the Company changed its name to Tombstone Exploration Corporation from Pure Capital, Inc.

On January 17, 2007, the Company became the parent of its wholly-owned subsidiary, Tombstone Exploration and Mining Corporation and the financial statements presented are the consolidated statements of the parent (Tombstone Exploration Corporation) and the subsidiary (Tombstone Exploration and Mining Corporation). All material intercompany transactions have been eliminated.

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

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of December 31, 2007.

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005
Gain (loss) (numerator)	$(1,423,548)	$693,625	$(546,941)
Shares (denominator)	19,775,364.	7,236,594.	1,139,471
Per share amount	$(0.07)	0.10)	$(0.48)

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

TOMBSTONE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 39% to net loss before provision for income taxes for the following reasons:

		December 31, 2007		December 31, 2006	December 31, 2005
Income tax expense at statutory rate		$(555,184)		$270,514	$(213,307)
Common stock issued for services		126,750)		-	174,606
Valuation allowance		428,434)		(270,514)	(38,701)
Income tax expense per books	$	-)	$	-)	$-

Net deferred tax assets consist of the following components as of:

		December 31, 2007		December 31, 2006	December 31, 2005
NOL carryover		$638,525)		$909,039	$870,338
Valuation allowance		(638,525)		(909,039)	(870,338)
Net deferred tax asset	$	-)	$	-)	$-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards of $1,637,243 for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment

TOMBSTONE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets (Continued)

loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting Basis

The basis is accounting principles generally accepted in the United States of America.  The Company has adopted a December 31 fiscal year end.

Foreign Currency Translation

The Company’s operations are located in Vancouver, Canada and its functional currency is the Canadian dollar. The financial statements have been translated using the current method whereby the assets and liabilities are translated at the year-end exchange rate, capital accounts at the historical exchange rate and revenues and expenses at the average rate for the period. Foreign currency gains and losses are included in the statement of operations.

Stock-based compensation.

As of December 31, 2007, the Company has not issued any share-based payments to its employees.

The Company adopted SFAS No. 123-R effective January 1, 2006 using the modified prospective method. Under this transition method, stock compensation expense includes compensation expense for all stock-based compensation awards granted on or after January 1,2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123-R.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning January 1, 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on the financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 gives the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective beginning January 1, 2008, although early adoption is permitted. The Company is currently assessing the potential impact that adoption of SFAS No. 159 will have on the financial statements.

TOMBSTONE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

The FASB has revised SFAS No. 141.  This revised statement establishes uniform treatment for all acquisitions. It defines the acquiring company.  The statement further requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired at the acquisition date, measured at their fair market values as of that date.  It requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquired, at the full amounts of their fair values. This changes the way that minority interest is recorded and modified as a parent’s interest in a subsidiary changes over time.  This statement also makes corresponding significant amendments to other standards that related to business combinations, namely, 109, 142 and various EITF’s. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company believes the implementation of this standard will have no effect on our financial statements

2.

FIXED ASSETS

Equipment are stated at cost.  Depreciation expense for the years ended December 31, 2007 and 2006 amounted to $10,702 and $-0-, respectively.  Gains and losses on sales and disposals are included in the statements of operations.  Maintenance and repairs are charged to expense as incurred.  As of December 31, 2007 and 2006 fixed assets consisted of the following:

	December 31, 2007	December 31, 2006
Furniture and fixtures	$69,585)	$-
Property and equipment	37,443)	-
Accumulated depreciation	(10,702)	-
Total	$96,326)	$-

3.

MINERAL PROPERTIES

The Company’s mineral properties are recorded at cost. The properties are located near Tombstone, Arizona. The mineral properties were purchase for 8,000,000 shares of common stock valued at $0.10 per share and cash of $110,000.

4.

RELATED PARTY PAYABLE

The Company has been advanced $90,578 from a shareholder as of December 31, 2007.  The amount is non interest bearing, unsecured and due upon demand.

5.

COMMON STOCK

During January 2006, the Company issued 304,103 shares of common stock for cash of $59,300 at $0.195 per share. During October 2006, the Company issued 3,240,000 shares of common stock for cash at $0.10 per share. On November 16, 2006, the Company

TOMBSTONE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

5.

COMMON STOCK (Continued)

issued 8,000,000 shares of common stock for mineral properties valued at $0.10 per share.

During the fiscal year ended December 31, 2007, the Company issued 6,393,000 shares of common stock for cash of $889,300 at $0.14 per share, 4,273,000 shares of common stock for debt at $0.09 per share, and 3,075,000 of common stock for services of $325,000 at $0.11 per share.

6.

GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principle, which contemplate continuation of the Company as a going concern.  However, the Company has accumulated deficit of $9,268,682 as of December 31, 2007.  The Company currently has limited liquidity, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.