Form 20-F/A
period 2007-12-31
TOMBSTONE EXPLORATION CORP
filed 2009-02-12
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment #1

      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

 X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT  OF 1934

For the fiscal year ended December 31, 2007

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

Carrillo Huettel, LLP

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

There were 36,645,865 Common Shares without par value issued and outstanding as at December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

      YES   X   NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

      YES        NO

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

 X   YES        NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer              Accelerated filer             Non-accelerated filer   X .

Indicate by check mark which financial statement item the registrant has elected to follow.

 X   ITEM 17         ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

      YES   X   NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).       YES   X   NO

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to its annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on July 15, 2008 (the “original filing”) to reflect the following amendments to the original filing:

1.

The cover page has been amended to indicate that the Company is not a shell company.

2.

Item 3.2.A has been amended to add loss from operations.

3.

Item 5. Has been amended to provide a more complete discussion regarding the Company’s financial conditions.

4.

Item 15. Management has undertaken to perform an assessment of internal controls over financial reporting; a complete discussion of the same has been included.

5.

The Company’s consolidated financial statements have been amended as follows:

a.

As a result, “Part I, Item 3.A. “Selected Financial Data,” Part I, Item 3.B “Capitalization and Indebtedness,” Item 5. A. “Operating Results,” Item 5.B. “Liquidity and Capital Resources,” Item 15. “Controls and Procedures,” and Part III, Item 18. “Financial Statements” contained in the original filing are amended and restated in their entirety in this Amendment No. 1.

Other than as set forth herein, the registrant has not modified or updated any other disclosures and has made no changes to the Items in the original filing. Accordingly, the registrant has omitted in this Amendment No. 1 all such unchanged information.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the original filing or reflect any events that have occurred after the original filing was filed on July 15, 2008. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to June 15, 2008. Accordingly, this Amendment No. 1 should be read in conjunction with the original filing and the registrant’s filings made with the Securities and Exchange Commission subsequent to the original filing, including any amendments to those filings.

PART II			39
Item 13	Defaults, Dividend Arrearages and Delinquencies		39
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		39
Item 15	Controls and Procedures		39
Item 16	[Reserved]		40
	A.	Audit Committee Financial Expert	40
	B.	Code of Ethics	40
	C.	Principal Accountant Fees and Services	40
	D.	Exemptions from the Listing Standards for Audit Committees.	41
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	41
PART III			41
Item 17	Financial Statements		41
Item 18	Not Applicable		41
Item 19	Exhibits		41
SIGNATURE			43

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

B.

Advisers

Our legal counsel is Carrillo Huettel, LLP, with a business address at 501 W. Broadway, San Diego, California, 92101.

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

C.

Auditors

Our auditors are Moore & Associates, Chartered Accountants. Moore & Associates are members of the PCAOB.

ITEM 2.

Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.

Key Information

A.

Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2007 and 2006. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2006 (Restated)	December 31, 2007 (Restated)
OPERATING DATA:
Revenue	$0	$0
Gross Profit	0	0
Net Income (Loss)	(4,277,579)	(3,213,209)
Income (Loss) per share	(1.02)	(0.11)

BALANCE SHEET DATA:
Cash	$42,981	$252,718
Total Assets	1,419,203	338,344
Current Liabilities	49,149	122,199
Total Liabilities	49,149	122,199
Shareholders Equity	1,370,054	216,145

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

As at December 31, 2007

Liabilities
Current, unsecured	$122,199
Long term, unsecured	nil

Shareholders’ Equity
Common stock	$11,250,850
Paid in Capital	4,994,842
Accumulated Deficit	(8,538,759)
Accumulated Deficit during Exploration Stage	(7,490,788)

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

In November 2003, the Company ceased all operations. From that time until January 1, 2006, the Company’s goals were to continue to reduce the liabilities of the Company in an effort to obtain additional financing and explore the possibilities of starting a new operating business, and/or merge with or become acquired by another company or entity.

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

ITEM 4A.

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

During the year ended December 31, 2007 we had a net loss of $3,213,209 ($0.11 per share) compared to $4,277,579 ($1.02 per share) for the year ended December 31, 2006. The net loss for the year ended December 31, 2007 was attributed to $1,214,450 of general and administrative expenses, $500,000 of management fees, $555,648 of consulting expense, and an impairment of our mineral properties of $900,000.  The net loss for the year ended December 31, 2006 was attributed to stock-based compensation of $4,952,286 related to the fair value of the granting of 8,000,000 share purchase warrants, general and administrative expenses of $72,391, consulting services of $60,000, and were offset by gains on settlement of debt of $834,390 which was due in large part to the settlement of $951,000 of litigation claims with cash payment of $100,000,

During the year ended December 31, 2007, we incurred $119,217 of professional fees compared with $25,792 for the year ended December 31, 2006.  The increase in professional fees is attributed to the fact that the Company incurred more professional fees related to the increased activity of share issuances and due diligence regarding the acquisition of the mineral properties.

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

At December 31, 2007, we had cash on hand of $252,718 compared with $42,981 as at December 31, 2006.  The increase in cash was attributed to the issuance of a private placement in October 2007 of 2,500,000 common shares at $0.20 per common share for net proceeds of $500,000; Liabilities consisted of accounts payable and related party payables totaling $122,199 compared with $49,149 as at December 31, 2006.

Authorized share capital consists of an unlimited number of voting common shares as of the date of filing of this filing, 36,970,865 common shares are issued and outstanding.

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

E.

Share Ownership

There were 36,970,865 Common Shares issued and outstanding as of July 14, 2008. Of the shares issued and outstanding, our directors and officers owned the following Common Shares:

Name	Number of Common Shares Beneficially Owned as of July 14, 2008 (1) (2)	Percentage
Alan M. Brown	7,023,051	13.58%

(1)

Based on 36,970,865 Common Shares Issued and Outstanding as at July 14, 2008.

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

ITEM 7.

Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth, as of July 1, 2008, the following are known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Alan M. Brown	7,023,051	13.58%

(1)

Based on 36,970,865 Common Shares issued and outstanding as at July 14, 2008.

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

C.

Interests of Experts and Counsel

Not Applicable

ITEM 8.

FINANCIAL INFORMATION

A.

Financial Statements And Other Financial Information

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

(i)

John Doria invested $10,000 in exchange for 100,000 shares of common stock

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

Defaults, Dividend Arrearages and Delinquencies.

None

Item 14

 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15

Controls and Procedures

(1)

Evaluation of Disclosure Controls and Procedures.     As required by Rule 13a-15 under the Exchange Act, our management, including Alan Brown, our Chief Executive Officer, Chief Financial Officer, and sole Director, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, Mr. Brown concluded that because of the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2007.

(2)

Management’s Annual Report on Internal Control over Financial Reporting.     Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

1.

The Company has restated its financial statements for the year ended December 31, 2007, to reflect the valuation of stock-based compensation for the issuance of stock purchase warrants, the fair value of common shares issued to settle debt and services, and revising the amortization expense relating to our capital assets purchased during the year.  Due to this material weakness, management has concluded that the controls over accounting for share based payments were not operating effectively. Specifically, controls were not effective to ensure that significant non-routine transactions, accounting estimates, and other adjustments were appropriately reviewed, analyzed, and monitored on a timely basis. A material weakness in the period-end financial reporting process could result in the Company not being able to meet its regulatory filing deadlines and, if not remediated, has the potential to cause a material misstatement or to miss a filing deadline in the future.

2.

Due to the significant number and magnitude of adjustments identified during the year-end closing process, management has concluded that the controls over the period-end financial reporting process were not operating effectively. Specifically, controls were not effective to ensure that significant non-routine transactions, accounting estimates, and other adjustments were appropriately reviewed, analyzed, and monitored on a timely basis. This was evidenced by a significant number of adjustments noted resulting in the restatement of our financial statements for the year ended December 31, 2007.

3.

Certain entity level controls establishing a “tone at the top” were considered material weaknesses. The Company has no audit committee and only one member of the Board of Directors, who is also the President and Chief Financial Officer of the Company.  A whistleblower policy is not necessary given the small size of the organization.

Management is currently evaluating remediation plans for the above control deficiencies.

Accordingly, the Company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by COSO.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report

(3)    Changes in Internal Controls.     During the period ended December 31, 2007, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

However, subsequent to the year ended December 31, 2007, the Company has retained an outside consultant which specializes in Sarbanes Oxley compliance.  This consulting firm has assisted the Company in developing a system that should assist in rectifying the material weaknesses described herein.

Item 16

[Reserved]

A.

Audit Committee Financial Expert

Not Applicable

B.

Code of Ethics

The Company has Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on June 1, 2007. Refer to Exhibit 3.25 for the Code of Business Conduct and Ethics.

C.

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2006	$7,500	$0	$0	$0
2007	$10,000	$0	$0	$0

(1)	The aggregate audit fees billed.

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

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2007 and 2006, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years ended December 31, 2007, and for the period from re-entry into the Development Stage January 1, 2006 to December 31, 2007.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.*

1.2	Articles of Incorporation.*

1.3	By-Laws.*

1.4	Certificate of Name Change dated September 20, 2004.*

3.25	Code of Ethics.*

4.	Material Contracts

4.1	Agreement between the Company and Scott Doiron dated April 12, 2000.*

4.2	Agreement between the Company and Mediapros, LLC dated April 12, 2000.*

4.3	Lease Indenture Agreement dated March 15, 2000 between the Company and Firwood Land & Trading Company Limited.*

4.4	Asset Acquisition Agreement by and between the Company and VCL Shareholders dated October 15, 2001.*

4.5	Settlement Agreement with Cavio dated May 17, 2002.*

4.6	Purchase and Sale Agreement with Hawkeye Drilling dated March 25, 2003.*

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

4.20	Employment Agreement by and between the Company and Alan Brown dated May 31, 2007, effective as of May 1, 2007.*

4.21	Form of Subscription Agreement and Form of Warrant for Private Placement that closed in October 2007.*

4.22	Form of Subscription Agreement and Form of Warrant for Private Placement that closed in June 2008.*

99.1	National Instrument 43-101 Technical Report, Tombstone Silver Exploration Property, Cochise County, Arizona filed on May 8, 2008.*

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

(Company)

/s/ ALAN BROWN

ALAN BROWN

President and Director

DATED on the 11th day of February, 2009

Tombstone Exploration Corporation

(An Exploration Stage Company)

December 31, 2007

Index

Report of Independent Auditor

F-1

Balance Sheets

F-2

Statements of Operations

F-3

Statements of Cash Flows

F-4

Statement of Stockholders’ Deficit

F-5

Notes to the Financial Statements

F-6

MOORE & ASSOCIATES, CHARTERED

           ACCOUNTANTS AND ADVISORS

PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

(An Exploration Stage Company)

We have audited the accompanying restated consolidated balance sheets of Tombstone Exploration Corporation (An Exploration Stage Company) as of December 31, 2007 and December 31, 2006, and the related restated consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 December 31, 2006 and from inception on January 1, 2006 through December 31, 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the restated consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Exploration Corporation (An Exploration Stage Company) as of December 31, 2007 and December 31, 2006, and the related restated consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 December 31, 2006 and from inception on January 1, 2006 through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has an accumulated deficit of $16,029,547, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered

Las Vegas, Nevada

February 3, 2009 Restated

6490 West Desert Inn Rd, Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

Tombstone Exploration Corporation

(An Exploration Stage Company)

Balance Sheets

(expressed in U.S. dollars)

	December 31, 2007 $	December 31, 2006 $
	(Restated – Note 10)	(Restated – Note 10)
ASSETS

Current Assets
Cash	252,718	42,981
Prepaid Expense	–	476,222

Total Current Assets	252,718	519,203

Capital Assets (Note 4)	85,626	–
Mineral Properties	–	900,000

Total Assets	338,344	1,419,203

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts Payable	31,621	11,659
Due to Related Parties (Note 8)	90,578	37,490

Total Liabilities	122,199	49,149

Stockholders’ Equity

Common Stock Authorized: unlimited common shares, with no par value Issued and outstanding: 36,645,865 and 18,377,865 common shares, respectively	11,250,850	9,156,550

Additional Paid-In Capital (Note 6)	4,994,842	5,029,842

Accumulated Deficit	(8,538,759)	(8,538,759)

Accumulated Deficit During the Exploration Stage	(7,490,788)	(4,277,579)

Total Stockholders’ Equity	216,145	1,370,054

Total Liabilities and Stockholders’ Equity	338,344	1,419,203

Going Concern (Note 1)

Restatement (Note 10)

Subsequent Events (Note 11)

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Statements of Operations

(expressed in U.S. dollars)

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2007
	$	$	$
	(Restated – Note 10)	(Restated – Note 10)	(Restated – Note 10)

Revenue	–	–	–

Expenses

Consulting Services	555,648	60,000	615,648
Foreign Exchange Loss (Gain)	(79,659)	1,500	(78,159)
General and Administrative	1,214,450	72,391	1,286,841
Impairment of Mineral Properties (Note 3)	900,000	–	900,000
Management Fees	500,000	–	500,000
Professional Fees	119,217	25,792	145,009
Stock-Based Compensation (Note 5)	–	4,952,286	4,952,286

Total Expenses	3,209,656	5,111,969	8,321,625

Other Income (Expenses)

Gain (Loss) on Forgiveness of Debt (Note 6)	–	834,390	834,390
Interest Expense	(3,553)	–	(3,553)

Loss from Continuing Operations	(3,213,209)	(4,277,579)	(7,490,788)

Discontinued Operations	–	–	(8,538,759)

Net Loss	(3,213,209)	(4,277,579)	(16,029,547)

Net Loss Per Share – Basic and Diluted	(0.11)	(1.02)

Weighted Average Shares Outstanding	29,770,000	4,203,000

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Statements of Cash Flows

(expressed in U.S. dollars)

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2007
	$ (Restated – Note 10)	$ (Restated – Note 10)	$ (Restated – Note 10)

Operating Activities
Net Loss For The Year	(3,213,209)	(4,277,579)	(7,490,788)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization Expense	21,402	–	21,402
Common stock issued for services	774,300	32,418	806,718
Common stock issued for management fees	500,000	–	500,000
Impairment of Mineral Properties	900,000	–	900,000
Gain on Forgiveness of Debt	–	(834,390)	(834,390)
Stock-Based Compensation	–	4,952,286	4,952,286

Changes in operating assets and liabilities:
Prepaid Expenses	76,222	–	76,222
Accounts Payable	19,962	(157,628)	(137,666)

Net Cash Used In Operating Activities	(921,323)	(284,893)	(1,206,216)

Investing Activities
Acquisition of Mineral Properties	–	(100,000)	(100,000)
Purchase of capital assets	(107,028)	–	(107,028)

Net Cash Used in Investing Activities	(107,028)	(100,000)	(207,028)

Financing Activities
Proceeds from issuance of common shares	885,000	100,000	985,000
Proceeds from related parties, net	353,088	327,758	680,846

Net Cash Provided By Financing Activities	1,238,088	427,758	1,665,846
Increase (Decrease) in Cash	209,737	42,865	252,602
Cash – Beginning of Period	42,981	116	116
Cash – End of Period	252,718	42,981	252,718

Supplemental Disclosures
Interest paid	–	–	–
Income tax paid	–	–	–

Non-Cash Investing and Financing Activities
Cancellation of common shares	(400,000)	(20,756)
Common shares issued to acquire mineral properties	–	800,000
Common shares issued to settle debt	300,000	300,378
Common shares issued for finders fees	35,000	–
Common shares issued for prepaid services	–	476,222

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation.

Statement of Stockholders’ Equity

From January 1, 2006 to December 31, 2007

(expressed in U.S. dollars)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Deficit During the Exploration Stage	Total
	Shares	Par Value
	#	$	$	$	$	$

Balance – January 1, 2006 (Date of Inception)	1,568,324	7,468,288	56,800	(8,538,759)	–	(1,015,171)

Cancellation of common shares	(207,562)	(20,756)	20,756	–	–	–

Issuance of common shares for cash	1,000,000	100,000	–	–	–	100,000

Issuance of common shares for acquisition of mineral properties	8,000,000	800,000	–	–	–	800,000

Issuance of common shares for services	8,017,103	809,018	–	–	–	809,018

Issuance of share purchase warrants	–	–	4,952,286	–	–	4,952,286

Net loss for the year	–	–	–	–	(4,277,579)	(4,277,579)

Balance – December 31, 2006 (Restated – Note 10)	18,377,865	9,156,550	5,029,842	(8,538,759)	(4,277,579)	1,370,054

Cancellation of common shares	(4,000,000)	(400,000)	–	–	–	(400,000)

Issuance of common shares for services	15,743,000	1,574,300	–	–	–	1,574,300

Issuance of common shares for cash at $0.10 per common share	3,850,000	385,000	–	–	–	385,000

Issuance of common shares for cash at $0.20 per common share	2,500,000	500,000	–	–	–	500,000

Issuance of common shares for finders fee	175,000	35,000	(35,000)	–	–	–

Net loss for the year	–	–	–	–	(3,213,209)	(3,213,209)

Balance – December 31, 2007 (Restated – Note 10)	36,645,865	11,250,850	4,994,842	(8,538,759)	(7,490,788)	216,145

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

1.

Nature of Operations and Continuance of Business

Tombstone Exploration Corporation (the “Company”) was incorporated under the Canada Business Corporations Act on October 30, 1997 as 3430502 Canada Ltd.  On December 4, 1997, the Company changed its name to Four Crown Foods Inc., with its principal operations focused on the food and beverage retail business.  In April 2000, the Company upon acquisition of the license rights to a domain registration, the Company discontinued its operations in the food and beverage retail industry and formally changed its name to Universal Domains Incorporated on June 5, 2000.  In 2001, the Company withdrew from the domain registration business and acquired 100% of the issued and outstanding common shares of VCL Communications Corp. (“VCL”), a teleconferencing services company that targeted clients throughout North America.  In November 2003, given the Company’s liabilities and the lack of profitability, the Company ceased all operations.

On September 20, 2004, the Company focused its operations on the exploration, development, production, and acquisition of crude oil and natural gas properties, changing its name to Pure Capital Incorporated.  On November 1, 2006, the Company commenced negotiations to acquire several mining and mineral right claims which was closed on December 4, 2006 where the Company acquired 100% of the mineral claims located in Tombstone, Arizona in exchange for $100,000 and the issuance of 8,000,000 common shares of the Company.  Effectively, on February 6, 2007, the Company changed its name to Tombstone Exploration Corporation to better reflect the Company’s current business objective and strategies.  The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7, Accounting and Reporting by Development Stage Enterprises.

These financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.  As at December 31, 2007, the Company had an accumulated deficit of $16,029,547. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s plan of action over the next twelve months is to raise capital financing to conduct exploration and drilling on its mineral property claims held in Tombstone, Arizona as well as exploring for new mineral property claims in the United States.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company’s fiscal year-end is December 31.

b)

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the valuation of its mineral properties, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

c)

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

d)

Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2007 and 2006, the Company did not record any items relating to comprehensive loss.

e)

Financial Instruments

The fair value of financial instruments which include: cash, accounts payable, and amounts due to related parties were estimated to approximate their carrying value due to the immediate or relatively short maturity of these instruments.

f)

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 52 “Foreign Currency Translation” using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

g)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2007, the Company had no cash equivalents.

h)

Capital Assets

Capital assets are recorded at the lower of cost or net book value, and are amortized based on the following rates:

Asset Type	Amortization Method
Furniture and Fixtures	20% declining balance
Property and Equipment	20% declining balance

i)

Mineral Properties

The Company has been in the exploration stage since its formation on January 1, 2006 and has not yet realized any revenues from its planned operations. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

j)

Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

k)

Revenue Recognition

The Company will recognize revenue from referral fees in accordance with Securities and Exchange Commission Staff Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements”. Revenue will be recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is provided, and collectibility is assured. For the year ended December 31, 2007 and 2006, the Company did not record any revenues.

l)

Stock-Based Compensation

The Company records stock-based compensation in accordance with SFAS No. 123R “Share Based Payments”, using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

m)

Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”.  SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”.  This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”.  This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

m)

Recent Accounting Pronouncements (continued)

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

n)

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company's future reported financial position or results of operations.

o)

Reclassification

Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

3.

Mineral Properties

On November 27, 2006, the Company entered into an Asset Acquisition Agreement (the “Agreement”) with Redhawk Exploration and Mining, Inc. to acquire 100% interest in mineral claims located near Tombstone, Arizona.  Based on the terms in the Agreement, the Company acquired the mineral properties in exchange for fair value of $900,000, comprised of cash payment of $100,000 (paid) and the issuance of 8,000,000 common shares of the Company, with an agreed fair value of $0.10 per common share (issued).  During the year ended December 31, 2007, the Company impaired the $900,000 acquisition cost of the mineral properties as the Company cannot support the fair value of the mineral properties.  As at December 31, 2007, the mineral property claims and permits are in good standing.

4.

Capital Assets

			Net Book Value
	Cost $	Accumulated Amortization $	December 31, 2007 $	December 31, 2006 $

Furniture and Fixtures	69,585	13,913	55,672	–
Property and Equipment	37,443	7,489	29,954	–

	107,028	21,702	85,626	–

5.

Common Shares

a)

In November 2007, the Company cancelled 4,000,000 common shares of the Company with a fair value of $400,000 for the cancellation of the business development agreement signed in November 2006.  Refer to Note 5(i).

b)

In November 2007, the Company issued 3,043,000 common shares of the Company with a fair value of $304,300 to settle debt of $300,000 and for consulting services valued at $4,300.

c)

In October 2007, the Company issued 2,500,000 common shares of the Company at $0.20 per common share for gross proceeds of $500,000 in a private placement financing.  In addition, the Company issued 175,000 common shares of the Company valued at $35,000 as finders’ fees.

d)

In June 2007, the Company issued 5,000,000 common shares of the Company at $0.10 per common share in accordance with the signed management agreement, with a fair value of $500,000 to the President of the Company as part of the management agreement.

e)

In June 2007, the Company issued 1,700,000 common shares of the Company at $0.10 with a fair value of $170,000 to various consultants to satisfy consulting services and agreements valued at $170,000.

f)

In May 2007, the Company issued 3,850,000 common shares of the Company to two investors at $0.10 per common share for proceeds of $385,000.

g)

In March 2007, the Company issued 5,000,000 common shares of the Company at $0.10 per common share with a fair value of $500,000 to consultants for consulting services valued at $400,000 and fair value of professional fees valued at $100,000.

h)

In March 2007, the Company issued 1,000,000 common shares of the Company with a fair value of $100,000 to consultants for consulting services valued at $100,000.

f)

In November 2006, the Company issued 710,780 common shares of the Company at $0.10 per common share, or fair value of $71,078 to settle debt of $32,078, resulting in a loss on settlement of $39,000.  The fair value of the common shares was based on assigned values determined by management which is consistent with historical common share issuances of the Company.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

5.

Common Shares (continued)

g)

In November 2006, the Company issued 762,220 common shares of the Company at $0.10 per common share, or fair value of $76,222 to consultants for services with a fair value of $76,222.  As these services are to be performed in future fiscal periods, and the amount has been recorded as prepaid expenses.  Refer to Note 4.

h)

In November 2006, the Company issued 8,000,000 common shares with a fair value of $0.10 per common share, or $800,000, to acquire mineral claims located near Tombstone, Arizona.  Refer to Note 3.

i)

In November 2006, the Company issued 4,000,000 common shares of the Company with a fair value of $400,000 as compensation for the business development agreement with a third-party consulting company for future business development concepts.  As at December 31, 2006, the amount has been recorded as prepaid expense.

j)

In October 2006, the Company cancelled 207,562 common shares of the Company with a fair value of $20,756.

k)

In October 2006, the Company issued 2,240,000 common shares of the Company at $0.10 per common share, with a fair value of $224,000 to settle debt of $224,000.

l)

In October 2006, the Company issued 1,000,000 common shares of the Company at $0.10 per common share for gross proceeds of $100,000.

m)

In January 2006, the Company issued 304,103 common shares of the Company with a fair value of $30,410 to settle debt of $44,300 and professional fees of $15,000, resulting in a gain on settlement of $28,890.

6.

Share Purchase Warrants

In October 2007, the Company issued 1,337,500 share purchase warrants as part of the private placement, as noted in Note 5(d) above.  Each warrant allows the warrant holder to purchase one additional common share of the Company at $0.40 per common share within three years of the signed private placement date.  As at December 31, 2007, no share purchase warrants have been exercised.

During the year ended December 31, 2007, the Company issued the following share purchase warrants:

	Number of Warrants	Exercise Price
Balance – December 31, 2006	8,000,000	$0.10
Issued	1,337,500	$0.40
Balance – December 31, 2007	9,337,500	$0.14

As at December 31, 2007, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
8,000,000	$0.10	November 29, 2008
1,337,500	$0.40	October 3, 2010

9,337,500

On September 12, 2008, the Company cancelled the 8,000,000 share purchase warrants that were issued to the President of the Company.  Refer to Note 11.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

7.

Gain (Loss) on Forgiveness of Debt

a)

In November 2006, the Company issued 710,780 common shares of the Company with a fair value of $71,078 to settle debt of $32,078, resulting in a loss on settlement of $39,000.

b)

On August 3, 2006, the Company entered into a Release and Debt Settlement Agreement (the “Agreement”) with various creditors in relation to debt obligations owed by the Company.  Based on the Agreement, the Company settled $951,808 of contingent liabilities and accrued interest with a cash settlement of $100,000, resulting in a gain on settlement of $851,808.

c)

During the year ended December 31, 2006, the Company issued 277,180 common shares of the Company at $0.10 per common share or $27,718 to settle outstanding accounts payable of $44,300, resulting in a gain on settlement of $21,582.

8.

Related Party Transactions

a)

As at December 31, 2007, the Company owes $90,578 (2006 - $37,490) to a shareholder of the Company for financing of day-to-day operations.  The amounts owing are unsecured, non-interest bearing, and due on demand.

b)

In June 2007, the Company issued 5,000,000 common shares of the Company at $0.10 per common share, with a fair value of $500,000, to the President of the Company as part of the management agreement.  Refer to Note 11.

c)

In November 2006, the Company issued 8,000,000 share purchase warrants to the President of the Company.  Each warrant allows the President of the Company to purchase one additional share of the Company at an exercise price of $0.10 per share over the next two years.  Refer to Note 6.

9.

Income Taxes

The Company has adopted the provisions of SFAS 109, “Accounting for Income Taxes”. Pursuant to SFAS 109 the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefit of net operating losses have not been recognized in the financial statements because the Company cannot be assured that it is more likely than not that it will utilize the net operating losses carried forward in future years. The Company has $858,021 of net operating losses to carryforward to offset taxable income in future years which expire through fiscal 2027. For the years ended December 31, 2007 and 2006, the valuation allowance established against the deferred tax assets increased by $802,132 and $55,889, respectively.

The components of the net deferred tax asset at December 31, 2007 and 2006, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	December 31, 2007 $	December 31, 2006 $

Income (Loss) Before Taxes	(3,213,209)	(4,277,579)
Statutory rate	35%	35%

Computed expected tax recovery	(1,124,623)	(1,497,153)
Non-deductible expenses	322,491	1,441,264
Change in valuation allowance	802,132	55,889

Reported income taxes	–	–

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

9.

Income Taxes (continued)

	December 31, 2007 $	December 31, 2006 $

Deferred tax asset
- Cumulative net operating losses	858,021	55,889
- Less valuation allowance	(858,021)	(55,889)

Net deferred tax asset	–	–

The Company has incurred operating losses of $858,021 which, if unutilized, will expire through to 2027. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, and have been offset by a valuation allowance. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	55,889	2026
December 31, 2007	802,132	2027

	858,021

10.

Restatement

The Company has restated its financial statements as at and for the years ended December 31, 2007 and 2006. The financial statements have been restated to reflect the impairment of mineral property acquisition costs, allocation of operating expenses based on revision of inception date of the Company, the issuance of 8,000,000 share purchase warrants, and the issuance of common shares to settle debt and consulting services that were previously omitted.

December 31, 2007

During the year ended December 31, 2007, the following adjustments were accounted for as part of the restatement of the audited financial statements:

•

Impairment of mineral properties based on the fact that the Company was unable to obtain a third-party valuation that indicated the valuation of the mineral properties.  This resulted in a decrease in total assets of $900,000 and an increase in net loss of $900,000;

•

Revision of the date of inception from March 2003 to January 2006 based on guidance from SFAS 7, which resulted in a reclassification of amounts incurred during this period to discontinued operations.  This resulted in a reclassification of $8,538,759 of accumulated deficit during the exploration stage to be reclassified as accumulated deficit on both the balance sheet, statement of operations, and statement of stockholders’ equity;

•

Reclassification of cumulative translation adjustment of $78,159 into foreign exchange gain (loss).  This resulted in a decrease in cumulative translation adjustment, and a decrease in accumulated deficit during exploration stage of $78,159, and a decrease in net loss of $79,659;

•

Recording of the fair value of 5,000,000 common shares issued for consulting fees and professional fees with a fair value of $500,000.  This resulted in an increase to common shares of $500,000 and an increase in net loss of $500,000;

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

10.

Restatement (continued)

•

Recording of the fair value of 5,000,000 common shares issued for management fees with a fair value of $0.10 per common share or $500,000.  This resulted in an increase to common shares of $500,000 and an increase in net loss of $500,000;

•

Reclassification of the fair value of 175,000 common shares issued for finders’ fees of $35,000 from consulting expense to additional paid-in capital.  This resulted in a decrease in additional paid-in capital of $35,000 and a decrease in net loss of $35,000;

•

Revision of amortization expense of the Company’s capital assets to appropriate capital asset policy.  This resulted in a decrease in property and equipment of $10,700 and an increase in net loss of $10,700; and

•

Effects of the December 31, 2006 adjustments, as noted below.

The effect of the restatement is to decrease total assets and total stockholders’ equity as at December 31, 2007 by $904,320, increase net loss for the year ended December 31, 2007 by $1,789,661, and increase accumulated deficit as at December 31, 2007 by $6,760,865.

a)

Balance Sheet

	As at December 31, 2007
	As Reported	Adjustment	Restated
	$	$	$
Assets
Capital Assets	96,326	(10,700)	85,626
Mineral Properties	893,620	(893,620)	–
Total Assets	1,242,664	(904,320)	338,344
Stockholders’ Equity
Common Stock	10,254,188	996,662	11,250,850
Additional Paid-In Capital	56,800	4,938,042	4,994,842
Cumulative Translation Adjustment	78,159	(78,159)	–
Accumulated Deficit	–	(8,538,759)	(8,538,759)
Accumulated Deficit during Exploration Stage	(9,268,682)	1,777,894	(7,490,788)
Total Stockholders’ Equity	1,120,465	(904,320)	216,145
Total Liabilities and Stockholders’ Equity	1,242,664	(904,320)	338,344

b)

Statement of Operations

- Year Ended December 31, 2007

	For the Year Ended December 31, 2007
	As Reported	Adjustment	Restated
	$	$	$
Expenses
Consulting Expense	190,648	365,000	555,648
Foreign Exchange Loss (Gain)	–	(79,659)	(79,659)
General and Administrative	1,210,130	4,320	1,214,450
Impairment of Mineral Properties	–	900,000	900,000
Management Fees	–	500,000	500,000
Professional Fees	19,217	100,000	119,217
Total Expenses	1,419,995	1,789,661	3,209,656
Net Loss	(1,423,548)	(1,789,661)	(3,213,209)
Net Income (Loss) Per Share – Basic and Diluted	(0.07)	(0.04)	(0.11)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

10.

Restatement (continued)

c)

Statement of Operations – Accumulated from Date of Inception

	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2007
	As Reported	Adjustment	Restated
	$	$	$
Expenses
Consulting Services	2,541,905	(1,926,257)	615,648
Foreign Exchange Loss (Gain)	–	(78,159)	(78,159)
General and Administrative	1,495,350	(208,509)	1,286,841
Impairment of Mineral Properties	–	900,000	900,000
Management Fees	–	500,000	500,000
Professional Fees	218,605	(73,596)	145,009
Stock-Based Compensation	–	4,952,286	4,952,286
Total Expenses	4,255,860	4,065,765	8,321,625
Other Income (Expense)
Gain on Forgiveness of Debt	851,808	(17,418)	834,390
Impairment of Asset	(545,072)	545,072	–
Interest Expense	(539,492)	535,939	(3,553)
Loss from Continuing Operations	(4,488,616)	(3,002,172)	(7,490,788)
Discontinued Operations	(4,780,066)	(3,758,693)	(8,538,759)
Foreign Currency Translation Adjustment	78,159	(78,159)	–
Net Loss	(9,268,682)	(6,760,865)	(16,029,547)

d)

Statement of Cashflows – Year Ended December 31, 2007

	For the Year Ended December 31, 2007
	As Reported	Adjustment	Restated
	$	$	$
Operating Activities
Net Loss for the Year	(1,423,548)	(1,789,661)	(3,213,209)
Amortization Expense	10,702	10,700	21,402
Common stock issued to settle debt and services	325,000	449,300	774,300
Common stock issued for management fees	–	500,000	500,000
Impairment of Mineral Properties	–	900,000	900,000
Changes in operating assets and liabilities
Prepaid Expenses	–	76,222	76,222
Net Cash Provided By (Used In) Operating Activities	(1,067,884)	146,561	(921,323)
Investing Activities
Acquisition of Mineral Properties	(10,000)	10,000	–
Net Cash Used in Investing Activities	(117,028)	10,000	(107,028)
Financing Activities
Proceeds from issuance of common stock	889,300	(4,300)	885,000
Proceeds from related parties, net	409,310	(56,222)	353,088
Net Cash Provided by Financing Activities	1,298,610	(60,522)	1,238,088
Effect of Exchange Rate Changes on Cash	96,039	(96,039)	–

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

10.

Restatement (continued)

e)

Statement of Cashflows – Accumulated from Date of Inception

	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2007
	As Reported	Adjustment	Restated
	$	$	$
Operating Activities
Net Loss for the Year	(4,488,616)	(3,002,172)	(7,490,788)
Amortization Expense	11,303	10,099	21,402
Common Stock Issued for Services	2,827,065	(2,020,347)	806,718
Common Stock Issued for Management Fees	–	500,000	500,000
Discontinued Operations	25,308	(25,308)	–
Impairment of Mineral Properties	546,474	353.526	900,000
Gain on Forgiveness of Debt	(851,808)	17,418	(834,390)
Stock-Based Compensation	–	4,952,286	4,952,286
Change in operating assets and liabilities
Accounts Receivable	31,508	(31,508)	–
Prepaid Expenses	–	76,222	76,222
Accounts Payable	65,687	(203,353)	(137,666)
Net Cash Used in Operating Activities	(1,833,079)	626,863	(1,206,216)
Investing Activities
Acquisition of Mineral Properties	(175,072)	75,072	(100,000)
Net Cash Used in Investing Activities	(282,100)	75,072	(207,028)
Financing Activities
Proceeds from Issuance of Common Shares	1,272,600	(287,600)	985,000
Proceeds from Related Parties, net	1,017,560	(336,714)	680,846
Net Cash Provided by Financing Activities	2,290,160	(624,314)	1,665,846
Effect of Exchange Rate on Changes in Cash	77,737	(77,737)	–

f)

Statement of Stockholders’ Equity

	Balance – December 31, 2007
	As Reported	Adjustment	Restated
	$	$	$
Common Stock	10,254,188	996,662	11,250,850
Additional Paid-In Capital	56,800	4,938,042	4,994,842
Other Comprehensive Income (Loss)	78,159	(78,159)	–
Accumulated Deficit	–	(8,538,759)	(8,538,759)
Accumulated Deficit during Exploration Stage	(9,268,682)	1,777,894	(7,490,788)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

10.

Restatement (continued)

December 31, 2006

During the year ended December 31, 2006, the following adjustments were accounted for as part of the restatement of the audited financial statements:

•

Recording of the stock-based compensation expense, using the Black-Scholes Option Pricing Model, relating to the issuance of 8,000,000 share purchase warrants.  The effect of the adjustment resulted in an increase to additional paid-in capital of $4,952,286 and an increase in net loss of $4,952,286;

•

Revision of the date of inception from March 2003 to January 2006 based on guidance from SFAS 7, which resulted in a reclassification of amounts incurred during this period to discontinued operations.  This resulted in a reclassification of $8,538,759 of accumulated deficit during the exploration stage to be reclassified as accumulated deficit on both the balance sheet, statement of operations, and statement of stockholders’ equity;

•

Reclassification of cumulative translation adjustment of $1,500 into foreign exchange gain (loss).  This resulted in an increase to cumulative translation adjustment, a increase in accumulated deficit during exploration stage of $1,500, and an increase in net loss of $1,500;

•

Recording of the cancellation of 207,563 common shares, resulting in a decrease of common shares of $207,56 and an increase in additional paid-in capital of $20,756;

•

Recording of the fair value of a business development agreement of $400,000 that was settled by the issuance of 4,000,000 common shares of the Company.  The effect of the adjustment resulted in an increase of prepaid expense of $400,000 and an increase in common shares of $400,000;

•

Settlement of $44,300 of outstanding debt by the issuance of 227,180 common shares with a fair value of $0.10 per common share, or $22,718.  The effect of the adjustment resulted in a decrease in common shares of $21,582 and an decrease in net income of $21,582 resulting from the gain on settlement on debt; and

•

Recording of the issuance of 1,473,000 common shares at $0.10 per common share or fair value of $147,300 to settle debt to related parties of $2,783, outstanding third-party debt of $29,295, and recording of prepaid consulting expenses of $76,222.  The effect of the adjustment increased prepaid expenses by $76,222, decrease amounts due to related parties of $32,078, increase net loss by $39,000 for the loss on settlement of debt, and increase common shares by $147,300.

The effect of the restatement is to increase total assets and total liabilities and stockholders’ deficit as at December 31, 2006 by $476,222, increase loss from continuing operations, and net loss for the year ended December 31, 2006 and accumulated from January 1, 2006 (Date of Inception) to December 31, 2006 by $4,277,579 and to increase the net loss per share – basic and diluted for the year ended December 31, 2006 by $1.12.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

10.

Restatement (continued)

a)

Balance Sheet

	As at December 31, 2006
	As Reported	Adjustment	Restated
	$	$	$
Assets
Prepaid Expenses	–	476,222	476,222
Total Assets	942,981	476,222	1,419,203
Liabilities
Due to Related Parties	69,568	(32,078)	37,490
Total Liabilities	81,227	(32,078)	49,149
Stockholders’ Equity
Common Stock	8,651,588	504,962	9,156,550
Additional Paid-In Capital	56,800	4,973,042	5,029,842
Cumulative Translation Adjustment	(1,500)	1,500	–
Accumulated Deficit	–	(8,538,759)	(8,538,759)
Accumulated Deficit during Exploration Stage	(7,845,134)	3,567,555	(4,277,579)
Total Stockholders’ Equity	861,754	508,300	1,370,054
Total Liabilities and Stockholders’ Equity	942,981	476,222	1,419,203

b)

Statement of Operations

	For the Year Ended December 31, 2006
	As Reported	Adjustment	Restated
	$	$	$
Operating Expenses
Foreign Exchange Loss (Gain)	–	1,500	1,500
Stock-Based Compensation	–	4,952,286	4,952,286
Total Operating Expenses	158,183	4,953,786	5,111,969
Other Income (Expense)
Gain on Forgiveness of Debt	851,808	(17,418)	834,390
Loss from Continuing Operations	693,625	(4,971,204)	(4,277,579)
Net Loss	693,625	(4,971,204)	(4,277,579)
Net Income (Loss) Per Share – Basic and Diluted	0.10	(1.12)	(1.02)

c)

Statement of Cashflows

	For the Year Ended December 31, 2006
	As Reported	Adjustment	Restated
	$	$	$
Operating Activities
Net Loss for the Year	693,625	(4,971,204)	(4,277,579)
Common Stock Issued to Settle Debt	–	32,418	32,418
Gain on Forgiveness of Debt	(851,808)	17,418	(834,390)
Stock-Based Compensation	–	4,952,286	4,952,286
Change in Operating Assets and Liabilities
Accounts Payable	(151,820)	(5,808)	(157,628)
Net Cashflows Used in Operating Activities	(310,003)	25,110	(284,893)
Financing Activities
Proceeds from Issuance of Common Stock	383,300	(283,300)	100,000
Proceeds from Related Parties, net	69,568	258,190	327,758
Net Cashflows Provided by Financing Activities	452,868	(25,110)	427,758

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

10.

Restatement (continued)

d)

Statement of Stockholders’ Equity

	Balance – December 31, 2006
	As Reported	Adjustment	Restated
	$	$	$
Common Stock	8,651,588	504,962	9,156,550
Additional Paid-In Capital	56,800	4,973,042	5,029,842
Accumulated Deficit	–	(8,538,759)	(8,538,759)
Accumulated Deficit during Exploration Stage	(7,845,134)	3,567,555	(4,277,579)

11.

Subsequent Events

a)

In June 2008, the Company issued 2,000,000 units in a private placement at $0.20 per unit for proceeds of $400,000. Each unit consists of one common share of the Company and a share purchase warrant to purchase one-half of one common share of the Company at $0.40 per common share over a three year period from the closing date of the private placement. In addition, the Company issued 140,000 units at a fair value of $28,000 as finders’ fees for the private placement.

b)

In August 2008, the Company issued 2,000,000 units in a private placement at $0.20 per unit for proceeds of $400,000.  Each unit consists of one common share of the Company and a share purchase warrant to purchase one-half of one common share of the Company at $0.40 per common share over a three-year period from the closing date of the private placement.

c)

In September 2008, the Company cancelled 8,000,000 common shares of the Company that was originally issued to the President of the Company as part of the management agreement signed in May 2007.