Form 20-F/A
period 2007-12-31
TOMBSTONE EXPLORATION CORP
filed 2009-03-26
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment #2

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   X .. YES        NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer                   Accelerated filer                    Non-accelerated filer        X ..

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

Amendment No. 2

The Company is filing this Amendment No. 2 on Form 20-F/A (“Amendment No. 2”) to its annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on July 15, 2008 (the “original filing”) to reflect the following amendments to the original filing, as amended:

1.

Item 3A has been amended to reflect five years of historical financial information for the Company.

2.

The Company’s consolidated financial statements have been amended as follows:

a.

Revision of the Report of the Independent Auditor to reference the restatement note in the Company’s audited financial statements.

Other than as set forth herein, the registrant has not modified or updated any other disclosures and has made no changes to the Items in Amendment No. 1. Accordingly, the registrant has omitted in this Amendment No. 2 all such unchanged information.

Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any part of Amendment No. 1 or reflect any events that have occurred after the original filing was filed on July 15, 2008. The filing of this Amendment No. 2, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to July 15, 2008. Accordingly, this Amendment No. 2 should be read in conjunction with the original filing and the registrant’s filings made with the Securities and Exchange Commission subsequent to the original filing, including any amendments to those filings.

Amendment No. 1

The Company is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 2”) to its annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on July 15, 2008 (the “original filing”) to reflect the following amendments to the original filing:

3.

The cover page has been amended to indicate that the Company is not a shell company.

4.

Item 3A has been amended to add loss from operations.

5.

Item 5. Has been amended to provide a more complete discussion regarding the Company’s financial conditions.

6.

Item 15. Management has undertaken to perform an assessment of internal controls over financial reporting, a complete discussion of the same has been included.

7.

The Company’s consolidated financial statements have been amended as follows:

a.

As a result, “Part I, Item 3.A. “Selected Financial Data,” Part I, Item 3.B “Capitalization and Indebtedness,” Item 5. A. “Operating Results,” Item 5.B. “Liquidity and Capital Resources,” Item 15. “Controls and Procedures,” and Part III, Item 18. “Financial Statements” contained in the original filing are amended and restated in their entirety in this Amendment No. 2.

Other than as set forth herein, the registrant had not modified or updated any other disclosures and had made no changes to the Items in the original filing. Accordingly, the registrant had omitted in Amendment No. 1 all such unchanged information.

Other than as expressly set forth above, Amendment No. 1 did not, and does not purport to, amend, update or restate the information in any part of the original filing or reflect any events that have occurred after the original filing was filed on July 15, 2008. The Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to July 15, 2008. Accordingly, Amendment No. 1 should be read in conjunction with the original filing and the registrant’s filings made with the Securities and Exchange Commission subsequent to the original filing, including any amendments to those filings.

PART II			38
Item 13	Defaults, Dividend Arrearages and Delinquencies		38
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		38
Item 15	Controls and Procedures		38
Item 16	[Reserved]		39
	A.	Audit Committee Financial Expert	39
	B.	Code of Ethics	39
	C.	Principal Accountant Fees and Services	39
	D.	Exemptions from the Listing Standards for Audit Committees.	39
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	40
PART III			40
Item 17	Financial Statements		40
Item 18	Not Applicable		40
Item 19	Exhibits		40
SIGNATURE			42

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

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2003 (Restated)	December 31, 2004 (Restated)	December 31, 2005	December 31, 2006 (Restated)	December 31, 2007 (Restated)
OPERATING DATA:
Revenue	-	-	-	-	-
Gross Profit	-	-	-	-	-
Net Income (Loss)	(2,068,471)	(1,194,987)	(546,941)	(4,277,579)	(3,213,209)
Earnings (Loss) Per Share	(13.31)	(2.77)	(0.48)	(1.02)	(0.11)

BALANCE SHEET DATA:
Cash	790	-	116	42,981	252,718
Total Assets	4,907	-	116	1,419,203	338,344
Total Liabilities	1,222,754	1,084,163	1,015,287	49,149	122,199
Shareholders’ Equity (Deficit)	(1,217,847)	(1,084,163)	(1,015,171)	1,370,054	216,145

CURRENCY TRANSLATIONS

The following table sets out the exchange rates for the conversion of one Canadian dollar into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2007	2006	2005	2004	2003
End ($)	0.98200	0.8547	0.8577	0.8308	0.7738
Average ($)	1.07465	0.8849	0.8255	0.7683	0.7135
High ($)	1.18730	.08547	0.8751	0.8493	0.7738
Low ($)	0.90570	0.9091	0.7853	0.7159	0.6349

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

In November 2003, the Company ceased all operations. From that time until January 1 , 2006, the Company’s goals were to continue to reduce the liabilities of the Company in an effort to obtain additional financing and explore the possibilities of starting a new operating business, and/or merge with or become acquired by another company or entity.

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

1.

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

E.

Share Ownership

There were 36,970,865 Common Shares issued and outstanding as of July 14, 2008. Of the shares issued and outstanding, our directors and officers owned the following Common Shares:

Name	Number of Common Shares Beneficially Owned as of July 14, 2008 (1) (2)	Percentage
Alan M. Brown	2,023,051	5.47%

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

ITEM 7.

Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth, as of July 1, 2008, the following are known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Alan M. Brown	2,023,051	5.47%

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

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2007 and 2006, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years ended December 31, 2007, and for the period from re-entry into the Development Stage January 1, 200 6 to December 31, 200 7 ..

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.*

1.2	Articles of Incorporation.*

1.3	By-Laws.*

1.4	Certificate of Name Change dated September 20, 2004.*

3.25	Code of Ethics*

4.	Material Contracts

4.1	Agreement between the Company and Scott Doiron dated April 12, 2000.*

4.2	Agreement between the Company and Mediapros, LLC dated April 12, 2000.*

4.3	Lease Indenture Agreement dated March 15, 2000 between the Company and Firwood Land & Trading Company Limited.*

4.4	Asset Acquisition Agreement by and between the Company and VCL Shareholders dated October 15, 2001.*

4.5	Settlement Agreement with Cavio dated May 17, 2002.*

4.6	Purchase and Sale Agreement with Hawkeye Drilling dated March 25, 2003.*

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

DATED on the 24th day of March, 2009

Tombstone Exploration Corporation

(An Exploration Stage Company)

December 31, 2007

Index

Report of Independent Auditor

F- 2

Balance Sheets

F- 3

Statements of Operations

F- 4

Statements of Cash Flows

F- 5

Statement of Stockholders’ Deficit

F- 6

Notes to the Financial Statements

F- 7

MOORE & ASSOCIATES, CHARTERED

           ACCOUNTANTS AND ADVISORS

PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (An Exploration Stage Company) as of December 31, 2007 and December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 December 31, 2006 and from inception on January 1, 2006 through December 31, 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Exploration Corporation (An Exploration Stage Company) as of December 31, 2007 and December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 December 31, 2006 and from inception on January 1, 2006 through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

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

As discussed in Note 10, the accompanying 2007 and 2006 consolidated financial statements have been restated.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered

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

Going Concern (Note 1)

 Restatement (Note 10)

 Subsequent Events (Note 11)

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Statements of Operations

(expressed in U.S. dollars)

	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2007	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
	$	$	$
	(Restated – Note 10)	(Restated – Note 10)	(Restated – Note 10)
Revenue	–	–	–

Expenses

Consulting Services	615,648	555,648	60,000
Foreign Exchange Loss (Gain)	(78,159)	(79,659)	1,500
General and Administrative	1,286,841	1,214,450	72,391
Impairment of Mineral Properties (Note 3)	900,000	900,000	–
Management Fees	500,000	500,000	–
Professional Fees	145,009	119,217	25,792
Stock-Based Compensation (Note 5)	4,952,286	–	4,952,286

Total Expenses	8,321,625	3,209,656	5,111,969

Other Income (Expenses)

Gain (Loss) on Forgiveness of Debt (Note 6)	834,390	–	834,390
Interest Expense	(3,553)	(3,553)	–

Loss from Continuing Operations	(7,490,788)	(3,213,209)	(4,277,579)

Discontinued Operations	(8,538,759)	–	–

Net Loss	(16,029,547)	(3,213,209)	(4,277,579)

Net Loss Per Share – Basic and Diluted Net Loss Per Share – Basic and Diluted		(0.11)	(1.02)

Weighted Average Shares Outstanding		29,770,000	4,203,000

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Statements of Cash Flows

(expressed in U.S. dollars)

	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2007	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
	$ (Restated – Note 10)	$ (Restated – Note 10)	$ (Restated – Note 10)
Operating Activities

Net Loss For The Year	(7,490,788)	(3,213,209)	(4,277,579)

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization Expense	21,402	21,402	–
Common stock issued for services	806,718	774,300	32,418
Common stock issued for management fees	500,000	500,000	–
Impairment of Mineral Properties	900,000	900,000	–
Gain on Forgiveness of Debt	(834,390)	–	(834,390)
Stock-Based Compensation	4,952,286	–	4,952,286

Changes in operating assets and liabilities:
Prepaid Expenses	76,222	76,222	–
Accounts Payable	(137,666)	19,962	(157,628)

Net Cash Used In Operating Activities	(1,206,216)	(921,323)	(284,893)

Investing Activities
Acquisition of Mineral Properties	(100,000)	–	(100,000)
Purchase of capital assets	(107,028)	(107,028)	–

Net Cash Used in Investing Activities	(207,028)	(107,028)	(100,000)

Financing Activities
Proceeds from issuance of common shares	985,000	885,000	100,000
Proceeds from related parties, net	680,846	353,088	327,758

Net Cash Provided By Financing Activities	1,665,846	1,238,088	427,758

Increase (Decrease) in Cash	252,602	209,737	42,865

Cash – Beginning of Period	116	42,981	116

Cash – End of Period	252,718	252,718	42,981

Supplemental Disclosures
Interest paid	–	–	–
Income tax paid	–	–	–

Non-Cash Investing and Financing Activities
Cancellation of common shares		(400,000)	(20,756)
Common shares issued to acquire mineral properties		–	800,000
Common shares issued to settle debt		300,000	300,378
Common shares issued for finders fees		35,000	–
Common shares issued for prepaid services		–	476,222

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation.

Statement of Stockholders’ Equity

From January 1, 2006 to December 31, 2007

(expressed in U.S. dollars)

	Common Stock		Additional Paid-In Capital		Accumulated Deficit During the Development Stage	Total
				Accumulated Deficit
	Shares	Par Value
	#	$	$	$	$	$

Balance – January 1, 2006 (Date of Inception)	1,568,324	7,468,288	56,800	(8,538,759)	–	(1,015,171)

Cancellation of common shares	(207,562)	(20,756)	20,756	–	–	–

Issuance of common shares for cash	1,000,000	100,000	–	–	–	100,000

Issuance of common shares for acquisition of mineral properties	8,000,000	800,000	–	–	–	800,000

Issuance of common shares for services	8,017,103	809,018	–	–	–	809,018

Issuance of share purchase warrants	–	–	4,952,286	–	–	4,952,286

Net loss for the year	–	–	–	–	(4,277,579)	(4,277,579)

Balance – December 31, 2006 (Restated – Note 10)	18,377,865	9,156,550	5,029,842	(8,538,759)	(4,277,579)	1,370,054

Cancellation of common shares	(4,000,000)	(400,000)	–	–	–	(400,000)

Issuance of common shares for services	15,743,000	1,574,300	–	–	–	1,574,300

Issuance of common shares for cash at $0.10 per common share	3,850,000	385,000	–	–	–	385,000

Issuance of common shares for cash at $0.20 per common share	2,500,000	500,000	–	–	–	500,000

Issuance of common shares for finders fee	175,000	35,000	(35,000)	–	–	–

Net loss for the year	–	–	–	–	(3,213,209)	(3,213,209)

Balance – December 31, 2007 (Restated – Note 10)	36,645,865	11,250,850	4,994,842	(8,538,759)	(7,490,788)	216,145

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

On September 20, 2004, the Company focused its operations on the exploration, development, production, and acquisition of crude oil and natural gas properties, changing its name to Pure Capital Incorporated.  On November 1, 2006, the Company commenced negotiations to acquire several mining and mineral right claims which was closed on December 4, 2006 where the Company acquired 100% of the mineral claims located in Tombstone, Arizona in exchange for $100,000 and the issuance of 8,000,000 common shares of the Company.  Effectively, on February 6, 2007, the Company changed its name to Tombstone Exploration Corporation to better reflect the Company’s current business objective and strategies.  The Company is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7, Accounting and Reporting by Development Stage Enterprises ..

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

2.

Summary of Significant Accounting Policies (continued)

c)

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, " Earnings per Share ". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

d)

Comprehensive Loss

SFAS No. 130, “ Reporting Comprehensive Income ,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2007 and 2006, the Company did not record any items relating to comprehensive loss.

e)

Financial Instruments

The fair value of financial instruments which include: cash, accounts payable, and amounts due to related parties were estimated to approximate their carrying value due to the immediate or relatively short maturity of these instruments.

f)

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with SFAS No. 52 “ Foreign Currency Translation ” using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

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

Notes to the Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

j)

Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “ Accounting for Income Taxes ” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

k)

Revenue Recognition

The Company will recognize revenue from referral fees in accordance with Securities and Exchange Commission Staff Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements” .. Revenue will be recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is provided, and collectibility is assured. For the year ended December 31, 2007 and 2006, the Company did not record any revenues.

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

In September 2006, the FASB issued SFAS No. 157, “ Fair Value Measurements ”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

n)

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, “ Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) ”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” .. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company's future reported financial position or results of operations.

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

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Financial Statements

(expressed in U.S. dollars)

10.

Restatement (continued)

c)

Statement of Cashflows

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