Form 20-F
period 2008-12-31
TOMBSTONE EXPLORATION CORP
filed 2009-07-10
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

     . REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

 X . ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

     . TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

     . SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

There were 47,260,865 Common Shares without par value issued and outstanding as at December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      . YES  X . NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

     . YES      . NO

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

 X . YES      . NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer      . Accelerated filer      . Non-accelerated filer  X .

Indicate by check mark which financial statement item the registrant has elected to follow.

 X . ITEM 17      . ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

     . YES  X . NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

     . YES  X . NO

PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies		41
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		42
Item 15	Controls and Procedures		42
Item 16	[Reserved]		43
	A.	Audit Committee Financial Expert	43
	B.	Code of Ethics	43
	C.	Principal Accountant Fees and Services	43
	D.	Exemptions from the Listing Standards for Audit Committees.	43
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	44
PART III
Item 17	Financial Statements		44
Item 18	Not Applicable		44
Item 19	Exhibits		44
SIGNATURE			45

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

The financial statements of Tombstone Exploration Corporation for the year ended December 31, 2008 have been audited by M&K CPAS, PLLC, 13831 Northwest Freeway, Suite 575 Houston, TX, 77040. The financial statements of Tombstone Exploration Corporation for the years ended December 31, 2007 and December 31, 2006 were audited by Moore & Associates, CHARTERED, 6490 W. DESERT INN ROAD, LAS VEGAS, NV 89146.

ITEM 1.

Identity of Directors, Senior Management and Advisers

Not Required.

ITEM 2.

Offer Statistics and Expected Timetable

Not Required.

ITEM 3.

Key Information

A.

Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2004 to December 31, 2008. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008
OPERATING DATA:
Revenue	-	-	-	-	-
Gross Profit	-	-	-	-	-
Net Income (Loss)	(1,194,987)	(546,941)	(4,277,579)	(3,213,209)	(2,676,172)
Earnings (Loss) Per Share	(2.77)	(0.48)	(1.02)	(0.11)	(0.07)

BALANCE SHEET DATA:
Cash	-	116	42,981	252,718	8,625
Total Assets	-	116	1,419,203	338,344	76,943
Total Liabilities	1,084,163	1,015,287	49,149	122,199	184,470
Shareholders’ Equity (Deficit)	(1,084,163)	(1,015,171)	1,370,054	216,145	(107,527)

CURRENCY TRANSLATIONS

The following table sets out the exchange rates for the conversion of one Canadian dollar into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2008	2007	2006	2005	2004
End ($)	0.8166	0.98200	0.8547	0.8577	0.8308
Average ($)	1.0660	1.07465	0.8849	0.8255	0.7683
High ($)	1.0298	1.18730	0.8547	0.8751	0.8493
Low ($)	0.7688	0.90570	0.9091	0.7853	0.7159

The following table sets forth the high and low exchange rates for the conversion of one Canadian dollar into U.S. dollars for each of the last 6 months.

Through	June 2009	May 2009	April 2009	March 2009	February 2009	January 2009
High for the month ($)	0.9269	0.9176	0.8421	0.8202	0.8224	0.8503
Low for the month ($)	0.8595	0.8365	0.7870	0.7653	0.7855	0.7834

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 26, 2009 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.8672.

B.

Capitalization and Indebtedness

Not required.

C.

Reasons for the Offer and Use of Proceeds

Not required.

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

We have not generated any operating revenues for the last five years and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $8,625 as of December 31, 2008. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

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

Low-Priced Stocks Subject to Greater Disclosure Requirements.

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on July 23, 2009 was $0.07. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

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

In November 2003, the Company ceased all operations. From that time until November 1, 2006, the Company’s goals were to continue to reduce the liabilities of the Company in an effort to obtain additional financing and explore the possibilities of starting a new operating business, and/or merge with or become acquired by another company or entity.

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

Tombstone Exploration holds 100% of the mineral rights to approximately 13,500 acres in the historical western Tombstone silver mining district. The center of the property is Section 16, 2 miles southwest of the Tombstone town, Cochise County, Arizona. Section 16 comprises many of the historical silver producers in the district including: San Pedro group (Fox claims), State of Maine, Merrimac, Free Coinage, Chance, Bonanza, Santa Ana, Solstice, Annex 40 and 41 (Ace-in-the-Hole), Black Horse, the Joseph group, Mamie, Sailor, Randolph, and Groundhog. The total strike length extension of these structures is estimated to be in excess of 7,000 meters.

Mineralized structures are deep seated fracture/fault zones are considered to be the mineralizing conduits in the district. They trend north-northeast and dip steeply to west. Other than the fracture filling ore type, manto-type (lensoid, strata-bound) mineralization has been also recognized in the district. The main host rocks are quartzites, and limestones of the Bisbee Group intruded by the Uncle Sam porphyry complex, also a host rock. In general, the fracture filling mineralized structures are mostly associated with the quartzites and Uncle Sam rock units, while the manto-type mineralized structures are predominantly associated with limestones and limey siltstones.

These ore deposits are of polymetallic character, and are predominantly silver-rich, with significant mineralization of gold, lead, zinc and copper. Manganese oxides which are ore carriers and mineral hosts are observed at the upper sectors of the structures.

Two drilling programs have been completed during the field sessions of 2007 and 2008 consisting of 15 drill holes totaling 3,051 m (10,160 ft). 12 out of 15 drill holes were designed to test the central zone of the Bonanza structure. Three drill holes were located at Ace-in-the Hole and Black Horse area to test these structures. The 2007 drilling program was done by reverse circulation and the 2008 drilling was done by core diamond drilling, using HQ diameter and triple tube technology for better recovery.

The primary focus of operations will be to generate revenue from the production of silver, gold and manganese as well as additional base minerals such as copper, lead and zinc. Through expansion, we will acquire new properties, as well as integrate the extraction of precious metals, rare earth and other minerals. The goal is to produce metals and minerals at or below standard industry costs. The historical nature of mining activities of our present holdings and the acceptance of governmental agencies will enable easier startup here than in non-mining oriented locations.

The significant potential for silver recovery will likely draw considerable interest from major silver producing companies, as well as precious metals mining concerns. With the variety of the metals projected for extraction, the Company expects to attract major attention and support from the state, local and federal governments

Following identification of suitable areas during our drilling programs, which we anticipate will continue in the future, the Company may initiate mineral extraction if sufficient funding and permitting are secured. These efforts will provide an operating financial base from which to expand. Continuing geological research, testing and drilling is planned based on the initial geological report. This will assist in the identification of key target areas, as well as establish reserve categories.

Discussions with precious metal processing and consulting companies to assist in the design of the overall operation of the Tombstone property have been initiated. Relationships have already been established with refineries, assay companies and engineering firms supporting worldwide mineral processing operations.

To the best of our knowledge, we now control more mining acreage in the mineral rich Tombstone district than any other company. Management has structured and positioned the Company to capitalize on today's increasing demand and prices for precious metals and base metals such as copper, lead and zinc. Accordingly, we have acquired the mineral rights to approximately 13,500 acres of historical mining land in the areas around Tombstone, Arizona. The Company is the largest land holder in the Tombstone mining district. Through expansion, Tombstone Exploration will acquire new properties, as well as integrate the extraction of precious and base metals. The goal is to produce metals and minerals below standard industry costs.

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

For further information, see Item 3D – Risk Factors.

Though we have conducted drilling at our Tombstone property in 2007 and 2008, we have not identified the existence of any commercially viable mineral deposits at the Tombstone Property. We are in the process of conducting prospecting and sampling as necessary. We anticipate a Phase 2 drilling program to commence sometime in either September or October 2009, subject to obtaining sufficient financing.

2007 Drilling Program

In early March 2007, we commenced our reverse circulation drill program. On or about March 21, 2007, we completed the first reverse circulation drill hole (RT-1) to a depth of 500 feet and intercepted ore grade silver/gold mineralization when it hit its target at the Tombstone property.

Thirty-five feet averaging 0.0108 opt Au and 2.43 opt Ag was drilled. The RT-1 intercept occurred from 415 feet to 450 feet in a vertical hole. Included within the mineralized zone are two consecutive five foot intervals (from 430-435 and 435-440 feet) that assayed 0.008 opt Au, 6.16 opt Ag and 0.046 Au, 3.30 opt Ag, respectively. This zone was identified as the Bonanza Vein structure and the ore zone was penetrated approximately 185 feet below the lowest level of the Bonanza Mine.

The 2007 Drill Program consisted of distinct drill sites that were designed to intercept extensions of the State of Maine mine, Merrimac zone, Bonanza-Solstice mines and the Ace-in-the-Hole-Black Horse mine sub-parallel trends. These zones are north-easterly trending. Core holes were HQ size and were drilled using triple tube core technology to assure that the most complete core recovery was achieved. Drill hole spacing was approximately 100 meters between drill hole sites. The four mineralized zones were tested over strike lengths ranging from 200 meters to 500 meters. All available historical data indicates that there were no historical mining activities conducted below the water level in the areas covered by the 2007 Drill Program.

Following the 2007 Drill Program, and in January 2008, the Company received assay results for 115 samples taken from its Tombstone Project property within T20S R22E Sections 16 and 17.

It was determined that more detailed sampling would be required to further assess the Santa Ana Mine workings. The Joseph Vein is a steeply dipping mineralized shear zone in the Bisbee Group rocks where it is exposed in the Santa Ana mine.

2008 Drill Program – Phase 1

On or about April 1, 2009, the Company began to conduct geological mapping and sampling that, combined with historical data, provided the basis for 2008 core drilling program.

On May 29, 2008, the Company engaged Layne Christensen Company (NASDAQ: LAYN) of Mission Woods, Kansas to conduct its 2008 drilling program, which commenced on June 17, 2008 and continued through September 2008.

On October 9, 2008, the Company announced the completion of its 2008 Drill Program which consisted of 2,593 feet of core drilling at its silver project in Tombstone. Six diamond drill holes (DDH) were drilled, TEMC 101,102,103,104,105 and 106, to test the extension of the mineralization zones of the Bonanza and Santa Ana structures, both of which possess historical data from within the mining district. Both structures exhibit open ends at the south and north, as well down dip.

Holes were drilled as HQ diameter and using triple-tube technology, yielding a recovery over 90% in most instances. RQD is estimated at 45%, average.

Five out of the six DD holes intersected the projected targets at different levels at the south, central and north of the structures, while DDH TEMC 101 provided a great deal of information regarding the Bonanza structure which seems to be bent in an opposite direction in depth. This particular piece of information has been physically confirmed in the Bonanza mine workings where the structure becoming sub-vertical at 200 feet approximately, and then switches the dip to east, rather than dipping west as observed at the upper sectors of the shafts.

The 2008 Drill Program revealed a new mineralized structural corridor between the State of Maine and Merrimac veins at the southern portion of the property. The corridor extends for over one mile, and locally exhibits 80-100' width with some feldspar porphyry dikes in between.

The results of this Phase 1 drill program have resulted in identifying a very mineral rich zone that Tombstone management believes is a significant precious metals and base metals discovery. The Company intends an aggressive exploration and comprehensive drilling program, which is planned for 2009.

Following the completion of the Phase 1 Drill Program in 2008, the Company, on April 17, 2009, received assay results from rock chip samples on its Tombstone properties.

Outcrop samples taken from horizontal projections of mineralized structures away from historical mine workings indicate continuity of silver, gold, lead, zinc, copper and manganese enrichment along these structural corridors through the property package. Samples from two structures were collected and taken to Copper States Analytical Lab in Prescott, AZ for gold, silver, lead, zinc, copper and manganese assays.

National Instrument 43-101 Technical Report

In May 2008, we filed our initial National Instrument 43-101 Technical Report. SRK Consulting of Tucson, Arizona has completed the NI 43-101 technical report. SRK is an independent, international consulting group, employing leading specialists in environmental science and mineral engineering. Its seamless integration of services, and global base, has made the company a significant international practice in due diligence, feasibility studies and confidential internal reviews. SRK's global experience and reputation for excellence is widely recognized among the major financial institutions and are repeatedly called upon to advise on and evaluate projects for all types of market transactions. Formed in 1974, SRK employs more than 600 professionals internationally in 31 permanent offices on 6 continents.

National Instrument 43-101 (NI 43-101) is a rule developed by the Canadian Securities Administrators (CSA) and administered by the provincial securities commissions that govern how issuers disclose scientific and technical information about their mineral projects to the public. It covers oral statements as well as written documents and websites. It requires that all disclosure be based on advice by a “qualified person” and in some circumstances that the person be independent of the issuer and the property.

SRK Consulting made the following recommendations:

It is strongly recommended that an extended program of vertical and inclined core drilling be conducted at the Tombstone Property. Drilling would be aimed at determining mineralization grades and fissure vein characteristics such as horizontal and vertical extent, relationships to other veins, widths and depths below the water table. It would also provide geotechnical information, samples for bulk density measurements, and samples for preliminary metallurgical testing. It is difficult to say how many drill holes would be indicated. A program is suggested that would include a minimum of five 1000-foot core holes along existing mineralized structural zones to define depth potential below the water table. A program of twenty 500-ft drill holes (RC) can be used to explore along strike of mapped extensions to known structures.

1.

Conduct additional inclined and vertical drilling for the following purposes:

•

Evaluate the width of structural targets such as dikes, fissures, and veins;

•

Confirm silver mineralization across the targets;

•

Evaluate potential mineralization below the water table in the target areas;

•

Provide fresh samples for mineralogical and metallurgical testing; and,

•

Conduct in-fill and/or extension drilling where necessary.

Any additional drilling should be by the core drilling methods with HQ size core. The drilling should include some oriented drillcore, targeting the northeast-trending fissures, to intercept the greatest possible thickness and depth of mineralized rock. Additional drilling should be directed toward evaluating mineralization below the water table.

The recommended drilling will provide additional structural and assay information to allow for possible delineation of mineralized zones, and will provide additional geotechnical information. Closer spaced drillhole definition of higher grade and thicker mineralization should be the goal.

2.

Conduct down-hole surveys to measure drill-hole deviation, particularly for drill holes in excess of 100 m.

3.

Devise a suitable numerical drill log that will allow inclusion of detailed lithology, alteration and mineralization information, in numeric form, in addition to assay data, to allow for digital drill logs.

4.

Convert historical hard copy drill logs to digital format logs.

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

Tombstone Exploration believes it can overcome this competition due to its location in a historical mining area, year-round working conditions and nearness to major population centers of Tucson and Phoenix, AZ. Additionally, experienced mining professionals have assisted in developing the corporation and have many contacts in the industry.

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

Tombstone Exploration Corporation (A Canadian Federal Corporation)
Tombstone Exploration & Mining Corporation, a wholly owned subsidiary (A Nevada corporation)

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

Our property consists of mineral rights to approximately 13,500 acres of historical mining land southwest, south and southeast of Tombstone, Arizona. We control one of the largest mining properties in Arizona.

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

On December 11, 2007, the Company applied for the additional exploration permits from the State of Arizona Land Department. The application encompassed approximately 2,730 acres in the Tombstone Mining District, principally the Bisbee Group sediments and metasediments that have been highly productive in both the Tombstone Mining District and in the Warren (Bisbee) Mining District, Arizona. This application was conditionally approved in February 2008.

The Company has continued to submit all necessary documentation to renew BLM claims, leases and mineral rights to property totaling approximately 13,500 acres.

The map below details the Company’s holdings in the Tombstone district:

DeLORME XMap® 4.5

= Tombstone Exploration Corp. TMBXF.OB
= Rio Plata
= Southern Silver Exploration Corp. SSV.V
AZ14T0210S0220E
Davis Rd
Lewis Springs

Data use subject to license.
© 2004 DeLorme. XMap® 4.5.
www.delorme.com

MN (10.5° E)

0 ½ 1 1½ 2 mi

Data Zoom 12-0

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

Description of Claims

Our Tombstone Property consists of hundreds of contiguous mineral claims. The Company owns a 100% interest in all of these mineral claims, estimated at approximately 13,500 acres.

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

4.

Cost of development and operation

Plan: The Company may establish a small production operation, subject to permitting, financing and sufficient resources, to begin silver and gold production with material from existing known sites. As drill targets identify key areas for metal bearing ore, the operation will be expanded to two large scale mill sites. The Company firmly believes from the geological report, sampling and historical production in the area, that a low cost / high profit operation will be developed.

ITEM 4A - Unresolved Staff Comments

This item is not applicable as we are not an accelerated filer or a large accelerated filer or a well-seasoned issuer.

ITEM 5.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2008 and 2007 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles.

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

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

For the years ended December 31, 2008 and 2007, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2008 we had a net loss of $2,676,172 ($0.07 per share) compared to $3,213,209 ($0.11 per share) for the year ended December 31, 2007. The net loss for the year ended December 31, 2008 was attributed to $522,287 of general and administrative expenses, $120,000 of management fees, $1,200,194 of consulting expense, professional fees of $477,970 and mineral property exploration costs of $355,721. The decrease in net loss was attributed to overall declines in management fees of $380,000 and general and administrative costs of $612,504 based on lower amounts of stock-based compensation for services incurred by management and consultants to the Company, but was offset by increases in consulting expense of $644,546 due to the value of common shares authorized and issued for consulting services incurred on behalf of the Company. Furthermore, during the year ended December 31, 2007, the Company recognized a valuation impairment of $900,000 on their mineral properties compared with $355,721 of mineral property exploration costs during the year ended December 31, 2008.

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

At December 31, 2008, we had cash on hand of $8,625 compared with $252,718 as at December 31, 2007. The decrease in cash was attributed to the fact that the Company issued private placements for $800,000 and received net financing of $66,748 from our President and Chief Executive Officer compared with net cash use from operations of approximately $1,100,000. Liabilities consisted of accounts payable and related party payables totaling $184,170 compared with $122,199 as at December 31, 2007, and the increase is attributed to the fact that the Company had limited cash flows and are retaining its cash reserves which results in longer lead times for payment of liabilities. The Company has not incurred any interest penalties with respect to its accounts payable and there are no known or threatened credit claims against the Company for its outstanding liabilities.

During the year ended December 31, 2008, the Company issued 5,165,000 common shares including 4,000,000 common shares as part of two private placement financings for proceeds of $800,000, 1,025,000 common shares for consulting services with a value of $149,000, and 140,000 common shares as part of the finders’ fees for the private placements with a value of $28,000. Furthermore, during the year ended December 31, 2008, the Company also authorized the issuance of 5,450,000 common shares for professional fees and consulting services valued at $1,403,500 which has been recorded as common stock subscribed and were issued in February 2009.

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

F.

Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2008 that will require significant cash outlays in the future.

G.

Safe Harbor

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of our company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in this form 20-F under Item 3D and such other documents that we may file with the US SEC from time to time.

ITEM 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Alan M. Brown CEO, CFO, Director & President 45

As President, Chief Executive Officer, Chief Financial Officer and director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.

B.

Compensation

During the fiscal year ended December 31, 2008, the aggregate remuneration paid to directors in their capacity as directors of our company was $NIL. Consulting fees totaling $NIL worth of our securities were paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2008 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compensation
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions.
Alan M. Brown CEO and Director	2008 2007 2006	$120,000 $120,000 $120,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL $500,000(1) $4,952,286(2)(3)

(1)

Represents bonus of 5,000,000 shares of restricted common stock issued to Mr. Brown in May 2007 which was due as part of his Employment Agreement.

(2)

Represents 8,000,000 common stock purchase warrants issued to Mr. Brown in November 2006. Reflects dollar amount expensed by the company during applicable fiscal year for financial statement reporting purposes pursuant to FAS 123R. FAS 123R requires the Company to determine the overall value of the warrants as of the date of issuance based upon the Black-Scholes method of valuation.

(3)

These warrants were cancelled in November 2008.

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

D.

Employees

As of June 26, 2009, we have five (5) employees. We do not have any relationship with any labor unions.

E.

Share Ownership

There were 54,944,198 Common Shares issued and outstanding as of June 26, 2008. Of the shares issued and outstanding, our directors and officers owned the following Common Shares:

Name	Number of Common Shares Beneficially Owned as of June 26, 2009 (1) (2)	Percentage
Alan M. Brown	7,023,051	12.78%

(1)

Based on 54,944,198 Common Shares Issued and Outstanding as at June 26, 2009.

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

ITEM 7.

Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of June 26, 2009, the following are known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Alan M. Brown	7,023,051	12.78%

(1)

Based on 54,944,189 Common Shares issued and outstanding as at June 26, 2009.

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

B.

Related Party Transactions

To the best of our knowledge, there have been no material transactions since formation of our company to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period, other than those transactions set forth elsewhere in this Annual Report, in the Financial Statements filed herewith, and in our filings with the SEC.

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

B.

Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date in 2009, no significant change has occurred since December 31, 2008.

ITEM 9.

The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the NASD over the counter Bulletin Board.

The following is a table indicating the price history of Company's Common Stock:

Year	High	Low
2003	1.35	.15
2004	6.75	.39
2005	3.55	.20
2006	1.00	.12
2007	.75	.16

Period	High	Low
First Quarter 2007	.75	.34
Second Quarter 2007	.55	.27
Third Quarter 2007	.34	.20
Fourth Quarter 2007	.45	.20
First Quarter 2008	.43	.20
Second Quarter 2008	.48	.15
Third Quarter 2008	.43	.10
Fourth Quarter 2008	.19	.05

Month	High	Low
Jan. 2009	.25	.13
Feb. 2009	.26	.10
March 2009	.13	.06
April 2008	.11	.05
May 2008	.09	.06
Through June 13, 2008	.09	.07

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

Changes to Common Shares

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are contained in the CBCA. The CBCA requires approval by a special resolution (i.e. approved by at least two-thirds of the votes cast at a meeting of the shareholders of our company or consented to in writing by each of our shareholders) of our company's shareholders in order to effect any of the following changes:

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

Ownership Threshold

There are no provisions in our Articles or Bylaws or in the CBCA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that the Company disclose, in its annual general meeting proxy statement, holders who beneficially own more than 10% of the Company's issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Annual Report on Form 20-F, holders who own more than 5% of a company's issued and outstanding shares.

Changes in the Capital of our Company

There are no conditions imposed by our By-Laws which are more stringent than those required by the CBCA.

C.

Material Contracts

With the exception of the contracts listed below, or those described elsewhere in this Form 20-F or in the Company’s Form 6-K filings, we have not entered into any material contracts during the last twenty-four months other than those in the ordinary course of business.

(1)

Employment Agreement by and between the Company and Alan M. Brown, executed May 31, 2007 with an effective date of May 1, 2007.

(2)

On October 10, 2007, the Company issued 2,500,000 units (each a “Unit”) to 25 individuals/entities due to the closing of the Company's private placement at $0.20 per Unit for total gross proceeds of $500,000. Each Unit consists of one share of common stock of the Company and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional share of common stock of the Company at $0.40 per warrant share for a period of three years. The Company believes that the issuances are exempt from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the “Act”), as such securities were issued to the individuals/entities through an offshore transaction which was negotiated and consummated outside of the United States.

(3)

On June 27, 2008, the Company issued 2,000,000 units (each a “Unit”) to 27 individuals/entities due to the closing of the Company's private placement at $0.20 per Unit for total gross proceeds of $400,000. Each Unit consists of one share of common stock of the Company and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional share of common stock of the Company at $0.40 per warrant share for a period of three years. The Company believes that the issuances are exempt from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the “Act”), as such securities were issued to the individuals/entities through an offshore transaction which was negotiated and consummated outside of the United States.

(4)

On June 30, 2008, the Company entered into a non-brokered private placement with a foreign investor for the sale of 2,000,000 shares of the Company’s common stock for $400,000 together with a three-year Warrant for the purchase of an additional 1,000,000 shares of the Company’s common stock at $0.40 per share. The Company believes that the issuances are exempt from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the “Act”), as such securities were issued to the individuals/entities through an offshore transaction which was negotiated and consummated outside of the United States.

(5)

On March 19, 2009, the Company entered into a private placement agreement with a U.S. Accredited Investor, in the form of the Subscription Agreement included herewith as Exhibit 4.22, for the purchase of 833,334 shares of the Company’s common stock for an aggregate purchase price of $50,000 or $0.06 per share. The Company believes that the issuances are exempt from registration under Section 4(2) promulgated under the Securities Act of 1933, as amended (the “Act”).

(6)

On April 7, 2009, the Company entered into a private placement agreement with a U.S. Accredited Investor, in the form of the Subscription Agreement included herewith as Exhibit 4.22, for the purchase of 1,000,000 shares of the Company’s common stock for an aggregate purchase price of $100,000 or $0.10 per share. The Company believes that the issuances are exempt from registration under Section 4(2) promulgated under the Securities Act of 1933, as amended (the “Act”).

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

Disposition of Common Shares

If a “U.S. Holder” is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.) $3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

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

G.

Statement By Experts

The financial statements of our company as of December 31, 2008 and 2007 included in this report have been audited by, M&K CPAS, PLLC, and Moore & Associates, Chartered Accountants, respectively, as stated in their reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

I.

Subsidiary Information

We conduct all operations through Tombstone Exploration and Mining Corporation, a Nevada corporation and wholly owned subsidiary.

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

Defaults, Dividend Arrearages and Delinquencies.

None

Item 14

 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15

Controls and Procedures

(1)

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15 under the Exchange Act, our management, including Alan Brown, our Chief Executive Officer, Chief Financial Officer, and sole Director, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, we concluded that because of the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2008.

(2)

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

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

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by COSO.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report

(3) Changes in Internal Controls. During the period ended December 31, 2008, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

However, subsequent to the year ended December 31, 2008, the Company retained an outside consultant which specializes in Sarbanes Oxley compliance. This consulting firm has assisted the Company in developing a system that should assist in rectifying the material weaknesses described herein.

Item 16

[Reserved]

A.

Audit Committee Financial Expert

Not Applicable

B.

Code of Ethics

The Company has Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on June 1, 2007. Refer to Exhibit 3.25 for the Code of Business Conduct and Ethics.

C.

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2007	$6,000	$0	$0	$0
2008	$6,000	$0	$0	$0

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

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2008 and 2007, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years ended December 31, 2008, and for the period from re-entry into the Development Stage January 1, 2006 to December 31, 2008.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.*

1.2	Articles of Incorporation.*

1.3	By-Laws.*

1.4	Certificate of Name Change dated September 20, 2004.*

3.25	Code of Ethics*

4.	Material Contracts

4.22	Form of Private Placement Subscription Agreement by and between the Company and various U.S. Accredited Investors.

4.26	Employment Agreement by and between the Company and Alan Brown dated June 29, 2009.

12.1

Certification of Chief Executive Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Chief Financial Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOMBSTONE EXPLORATION CORPORATION

(Company)

/s/ ALAN BROWN

ALAN BROWN

President and Director

DATED on the 9th day of July, 2009

Tombstone Exploration Corporation

(An Exploration Stage Company)

December 31, 2008

Index

Report of Independent Registered Public Accounting Firm

F-2

Balance Sheets

F-4

Statements of Operations

F-5

Statements of Cash Flows

F-6

Statement of Stockholders’ Equity (Deficit)

F-7

Notes to the Financial Statements

F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheet of Tombstone Exploration Corporation and Subsidiary, as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. The financial statements for the period from January 1, 2006 (inception) through December 31, 2007, were audited by other auditors whose reports expressed unqualified opinions on those statements. The financial statements for the period January 1, 2006 (inception) through December 31, 2007, include total revenues and net loss of $0 and $16,049,337, respectively. Our opinion on the statements of operations, shareholders' deficit, and cash flows for the period January 1, 2006 (inception) through December 31, 2008, insofar as it relates to amounts for prior periods through December 31, 2007, is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Exploration Corporation and Subsidiary, as of December 31, 2008, and the results of its operations, changes in stockholders' equity, and cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered reoccurring losses and negative cash flow from operations, both of which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ M&K CPAS, PLLC

www.mkacpas.com

Houston, Texas

July 6, 2009

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

Moore & Associates Chartered

Las Vegas, Nevada

February 3, 2009 Restated

6490 West Desert Inn Rd, Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

(expressed in U.S. dollars)

	December 31, 2008 $	December 31, 2007 $

ASSETS

Current Assets

Cash	8,625	252,718

Total Current Assets	8,625	252,718

Property and Equipment (Note 3)	68,318	85,626

Total Assets	76,943	338,344

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities

Accounts Payable	21,464	31,621

Accrued Liabilities	5,680	–

Due to Related Parties (Note 6)	157,326	90,578

Total Liabilities	184,470	122,199

Stockholders’ Equity (Deficit)

Common Stock Authorized: unlimited common shares, with no par value Issued and outstanding: 41,810,865 and 36,645,865 common shares, respectively	11,868,522	11,250,850

Common Stock Subscribed (Notes 4 and 8)	1,403,500	–

Additional Paid-In Capital	5,326,170	4,994,842

Accumulated Deficit	(8,538,759)	(8,538,759)

Accumulated Deficit During the Exploration Stage	(10,166,960)	(7,490,788)

Total Stockholders’ Equity (Deficit)	(107,527)	216,145

Total Liabilities and Stockholders’ Equity (Deficit)	76,943	338,344

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations

(expressed in U.S. dollars)

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	Accumulated from January 1, 2006 (Date of Re-Entering Exploration Stage) to December 31, 2008
	$	$	$

Revenue	–	–	–

Expenses

Consulting Services	1,200,194	555,648	1,815,842
General and Administrative	522,287	1,134,791	6,683,255
Management Fees	120,000	500,000	620,000
Mineral Properties	355,721	900,000	1,255,721
Professional Fees	477,970	119,217	622,979

Total Expenses	2,676,172	3,209,656	10,997,797

Other Income (Expenses)

Gain (Loss) on Forgiveness of Debt	–	–	834,390

Interest Expense	–	(3,553)	(3,553)

Loss from Continuing Operations	(2,676,172)	(3,213,209)	(10,166,960)

Discontinued Operations	–	–	(8,538,759)

Net Loss	(2,676,172)	(3,213,209)	(18,705,719)

Net Loss Per Share – Basic and Diluted	(0.07)	(0.11)

Weighted Average Shares Outstanding	40,353,975	29,770,000

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2008
Operating Activities
Net Loss For The Year	(2,676,172)	(3,213,209)	(10,166,960)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization Expense	17,308	21,402	38,710
Common stock issued for services	149,000	774,300	955,718
Common stock subscribed for services	1,403,500	–	1,403,500
Common stock issued for management fees	–	500,000	500,000
Impairment of Mineral Properties	–	900,000	900,000
Gain on Forgiveness of Debt	–	–	(834,390)
Stock-Based Compensation	–	–	4,952,286
Changes in operating assets and liabilities:
Prepaid Expenses	–	76,222	76,222
Accounts Payable and Accrued Liabilities	(4,477)	19,962	(142,143)

Net Cash Used In Operating Activities	(1,110,841)	(921,323)	(2,317,057)

Investing Activities
Acquisition of Mineral Properties	–	–	(100,000)
Purchase of property and equipment	–	(107,028)	(107,028)

Net Cash Used in Investing Activities	–	(107,028)	(207,028)

Financing Activities
Proceeds from issuance of common shares	800,000	885,000	1,785,000
Proceeds from related parties, net	66,748	353,088	747,594

Net Cash Provided By Financing Activities	866,748	1,238,088	2,532,594

Increase (Decrease) in Cash	(244,093)	209,737	8,509
Cash – Beginning of Period	252,718	42,981	116

Cash – End of Period	8,625	252,718	8,625

Supplemental Disclosures
Interest paid	–	–	–
Income tax paid	–	–	–

Non-Cash Investing and Financing Activities
Cancellation of common shares	–	(400,000)	(420,756)
Common shares issued to acquire mineral properties	–	–	800,000
Common shares issued to settle debt	–	300,000	600,378
Common shares issued for finders fees	28,000	35,000	63,000
Common shares issued for prepaid services	–	–	476,222

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2008

(expressed in U.S. dollars)

	Common Stock		Additional Paid-In Capital	Common Stock Subscribed	Accumulated Deficit	Accumulated Deficit During the Development Stage	Total
	Shares	Par Value
	#	$	$	$	$	$	$
Balance – January 1, 2006 (Date of Re-entering Exploration Stage)	1,568,324	7,468,288	56,800	–	(8,538,759)	–	(1,013,671)
Cancellation of common shares	(207,562)	(20,756)	20,756	–	–	–	–
Issuance of common shares for cash	1,000,000	100,000	–	–	–	–	100,000
Issuance of common shares for acquisition of mineral properties	8,000,000	800,000	–	–	–	–	800,000
Issuance of common shares for services	8,017,103	809,018	–	–	–	–	809,018
Issuance of share purchase warrants	–	–	4,952,286	–	–	–	4,952,286
Net loss for the year	–	–	–	–	–	(4,277,579)	(4,277,579)

Balance – December 31, 2006	18,377,865	9,156,550	5,029,842	–	(8,538,759)	(4,277,579)	1,370,054
Cancellation of common shares	(4,000,000)	(400,000)	–	–	–	–	(400,000)
Issuance of common shares for services	15,743,000	1,574,300	–	–	–	–	1,574,300
Issuance of common shares for cash at $0.10 per common share	3,850,000	385,000	–	–	–	–	385,000
Issuance of common shares for cash at $0.20 per common share	2,500,000	500,000	–	–	–	–	500,000
Issuance of common shares for finders fee	175,000	35,000	(35,000)	–	–	–	–
Net loss for the year	–	–	–	–	–	(3,213,209)	(3,213,209)

Balance – December 31, 2007	36,645,865	11,250,850	4,994,842	–	(8,538,759)	(7,490,788)	216,145
Issuance of common shares for services	1,025,000	149,000	–	–	–	–	149,000
Issuance of common shares for cash at $0.20 per common share	4,000,000	440,672	359,328	–	–	–	800,000
Issuance of common shares for finders’ fees	140,000	28,000	(28,000)	–	–	–	–
Common stock subscribed	–	–	–	1,403,500	–	–	1,403,500
Net loss for the year	–	–	–	–	–	(2,676,172)	(2,676,172)

Balance – December 31, 2008	41,810,865	11,868,522	5,326,170	1,403,500	(8,538,759)	(10,166,960)	(107,527)

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

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

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.  As of December 31, 2008, the Company did not record any revenues, had a working capital deficit of $175,845, and an accumulated deficit of $18,705,719. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s plan of action over the next twelve months is to raise capital financing to conduct exploration and drilling on its mineral property claims held in Tombstone, Arizona as well as exploring for new mineral property claims in the United States.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation and Principles of Consolidation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The consolidated financial statements include the accounts of the Company and its subsidiary, Tombstone Mining and Exploration Corporation.  All inter-company accounts and transactions have been eliminated.  The Company’s fiscal year-end is December 31.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

b)

Use of Estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of long lived assets, stock-based compensation, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2008 and 2007, the Company had no cash equivalents.

d)

Property and Equipment

Property and equipment are recorded at the lower of cost or net book value, and are amortized based on the following rates:

Asset Type	Amortization Method
Furniture and Fixtures	20% declining balance
Equipment	20% declining balance

e)

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, management tests long-lived assets to be held and used for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

f)

Mineral Properties

The Company has been in the exploration stage since its re-entry as an exploration stage company on January 1, 2006 and has not yet realized any revenues from its planned operations. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

g)

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

h)

Revenue Recognition

The Company will recognize revenue from referral fees in accordance with Securities and Exchange Commission Staff Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements”. Revenue will be recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is provided, and collectibility is assured. For the year ended December 31, 2008, the Company did not record any revenues.

i)

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

j)

Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2008, the Company had not items relating to comprehensive loss.

k)

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

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

l)

Financial Instruments

SFAS No. 157, “Fair Value Measurements” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, accounts payable and accrued liabilities, amounts due to related parties, and notes payable to a related party. Pursuant to SFAS No. 157, the fair value of our cash and cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The Company’s operations are in Canada, which results in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

m)

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

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

n)

Recent Accounting Pronouncements

In June 2009, the FASB issued FAS No. 165 “Subsequent Events” (“FAS 165”). FAS 165 requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued.  Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. Some nonrecognized subsequent events must be disclosed to keep the financial statements from being misleading.  For such events a company must disclose the nature of the event, an estimate of its financial effect, or a statement that such an estimate cannot be made. This Statement applies prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2009, the Financial Accounting and Standards Board (“FASB”)  issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly . This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements , when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments . This FSP amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. The most significant change the FSP brings is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings. FSP FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements..

In November 2008, the FASB issued EITF Issue No. 08-7, Accounting for Defensive Intangible Assets” (EITF 08-7). EITF 08-7 addresses the accounting for assets acquired in a business combination or asset acquisition that an entity does not intend to actively use, otherwise referred to as a ‘defensive asset.’ EITF 08-7 requires defensive intangible assets to be initially accounted for as a separate unit of accounting and not included as part of the cost of the acquirer’s existing intangible asset(s) because it is separately identifiable. EITF 08-7 also requires that defensive intangible assets be assigned a useful life in accordance with paragraph 11 of SFAS 142 and is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

n)

Recent Accounting Pronouncements (continued)

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, “Earnings per Share”, and is effective for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

n)

Recent Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51” SFAS No. 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non controlling interest. SFAS No. 160 also requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS No. 160 also requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the non-controlling owners of a subsidiary. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”. SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS No. 141 (revised 2007) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) will become effective for the fiscal year beginning after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

o)

Recently Adopted Accounting Pronouncements

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

p)

Reclassification

Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

3.

Property and Equipment

			Net Book Value
	Cost $	Accumulated Amortization $	December 31, 2008 $	December 31, 2007 $

Furniture and Fixtures	69,585	24,125	45,460	55,672
Equipment	37,443	14,585	22,858	29,954

	107,028	38,710	68,318	85,626

4.

Common Shares

Year Ended December 31, 2008

Common Shares Issued

a)

In November 2008, the Company issued 500,000 common shares of the Company for consulting services with a value of $40,000 based on the closing price of the Company’s common stock on the date of issuance.

b)

In September 2008, the Company issued 200,000 common shares of the Company for consulting services with a value of $32,000 based on the closing price of the Company’s common stock on the date of issuance.

c)

In August 2008, the Company issued 2,000,000 units in a private placement at $0.20 per unit for proceeds of $400,000.  Each unit is comprised of one common share of the Company and one-half share purchase warrant, where each full share purchase warrant grants the warrant holder to purchase one additional common share of the Company at $0.40 per common share until August 31, 2011.

d)

In June 2008, the Company issued 2,000,000 units in a private placement at $0.20 per unit for proceeds of $400,000.  Each unit is comprised of one common share of the Company and one-half share purchase warrant, where each full share purchase warrant grants the warrant holder to purchase one additional common share of the Company at $0.40 per common share until June 30, 2011.  In addition, the Company issued 140,000 units at $0.20 per unit for finders’ fees relating to the private placement.

e)

In May 2008, the Company cancelled 4,000,000 common shares that were previously issued in January 2008.  Refer to Note 4(k).

f)

In January 2008, the Company issued 4,000,000 common shares for consulting and professional services with a fair value of $1,040,000 based on the closing price of the Company’s common stock on the date of issuance.  Refer to Note 4(g).

g)

In January 2008, the Company issued 75,000 common shares for website services with a fair value of $19,500 based on the closing price of the Company’s common stock on the date of issuance.

h)

Common Shares Subscribed

i)

In January 2008, the Company authorized the issuance of 3,000,000 common shares for consulting services and professional fees with a value of $520,000 and $260,000, respectively based on the closing price of the Company’s common stock on the date of authorization.  These common shares were issued subsequent to year-end.  Refer to Note 8.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

4.

Common Shares (continued)

j)

In January 2008, the Company issued 200,000 common shares for website services with a value of $46,000 based on the closing price of the Company’s common stock on the date of issuance. These common shares were issued subsequent to year-end.  Refer to Note 8.

k)

In April 2008, the Company authorized the issuance of 750,000 common shares of the Company for consulting services with a value of $130,000 and professional fees with a value of $65,000 based on the closing price of the Company’s common stock on the date of authorization. These common shares were issued subsequent to year-end.  Refer to Note 8.

l)

In July 2008, the Company authorized the issuance of 750,000 common shares of the Company for consulting services with a value of $180,000 and professional fees with a value of $90,000 based on the closing price of the Company’s common stock on the date of authorization. These common shares were issued subsequent to year-end.  Refer to Note 8.

m)

In October 2008, the Company authorized the issuance of 750,000 common shares of the Company for consulting services with a value of $75,000 and professional fees with a value of $37,500 based on the closing price of the Company’s common stock on the date of authorization.  These common shares were issued subsequent to year-end.  Refer to Note 8.

Year Ended December 31, 2007

n)

In November 2007, the Company cancelled 4,000,000 common shares of the Company with a fair value of $400,000 for the cancellation of the business development agreement signed in November 2006.  Refer to Note 5(i).

o)

In November 2007, the Company issued 3,043,000 common shares of the Company with a fair value of $304,300 to settle debt of $300,000 and for consulting services valued at $4,300.

p)

In October 2007, the Company issued 2,500,000 common shares of the Company at $0.20 per common share for gross proceeds of $500,000 in a private placement financing.  In addition, the Company issued 175,000 common shares of the Company valued at $35,000 as finders’ fees.

q)

In June 2007, the Company issued 5,000,000 common shares of the Company at $0.10 per common share in accordance with the signed management agreement, with a fair value of $500,000 to the President of the Company as part of the management agreement.

r)

In June 2007, the Company issued 1,700,000 common shares of the Company at $0.10 with a fair value of $170,000 to various consultants to satisfy consulting services and agreements valued at $170,000.

s)

In May 2007, the Company issued 3,850,000 common shares of the Company to two investors at $0.10 per common share for proceeds of $385,000.

t)

In March 2007, the Company issued 5,000,000 common shares of the Company at $0.10 per common share with a fair value of $500,000 to consultants for consulting services valued at $400,000 and fair value of professional fees valued at $100,000.

u)

In March 2007, the Company issued 1,000,000 common shares of the Company with a fair value of $100,000 to consultants for consulting services valued at $100,000.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

5.

Share Purchase Warrants

The following table summarizes the continuity schedule for share purchase warrants:

	Number of Warrants	Exercise Price
Balance – December 31, 2006	8,000,000	$0.10
Issued	1,337,500	$0.40
Balance – December 31, 2007	9,337,500	$0.14
Issued	2,140,000	$0.40
Cancelled	(8,000,000)	$0.10
Balance – December 31, 2008	3,477,500	$0.40

During the year ended December 31, 2008, the Company issued 2,140,000 share purchase warrants as part of the private placements issued in June and August 2008.  The Company valued the share purchase warrants using the Black Scholes Option Pricing Model using an exercise price of $0.40, expected life of 3 years, volatility of 154-157%, and risk-free rate of 2.62-2.75%.  The weighted average value of the share purchase warrants were $0.31 per warrant and have been recorded as additional paid-in capital.

In August 2008, the Company cancelled 8,000,000 share purchase warrants that were previously issued to the President and Director of the Company.

As at December 31, 2008, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,337,500	$0.40	October 3, 2010
1,000,000	$0.40	June 30, 2011
140,000	$0.20	June 30, 2011
1,000,000	$0.40	August 31, 2011

3,477,500

6.

Related Party Transactions

As at December 31, 2008, the Company owed $157,326 (2007 - $90,578) to the President of the Company for financing of day-to-day operations.  The amounts owing are unsecured, non-interest bearing, and due on demand.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

7.

Income Taxes

The Company has $5,110,200 of net operating losses to carryforward to offset taxable income in future years which expire through fiscal 2028. For the years ended December 31, 2008 and 2007, the valuation allowance established against the deferred tax assets increased by $905,000, and $802,000, respectively.

The components of the net deferred tax asset at December 31, 2008 and 2007, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2008 $	2007 $
Income (Loss) Before Taxes	(2,676,172)	(3,213,209)
Statutory rate	34%	35%

Computed expected tax recovery	(909,898)	(1,124,623)
Non-deductible expenses	5,884	322,491
Change in valuation allowance	905,014	802,132

Reported income taxes	–	–

	2008 $	2007 $
Deferred tax asset
- Cumulative net operating losses	1,763,035	858,021
- Less valuation allowance	(1,763,035)	(858,021)

Net deferred tax asset	–	–

The Company has incurred operating losses of $5,110,200 which, if unutilized, will expire through to 2028. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, and have been offset by a valuation allowance. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,291,800	2027
December 31, 2008	2,658,800	2028

	5,110,200

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

8.

Subsequent Events

a)

On April 7, 2009, the Company issued 1,000,000 common shares in a private placement financing at $0.10 per common share for proceeds of $100,000.

b)

On March 16, 2009, the Company issued 833,334 common shares at $0.06 per common share for proceeds of $50,000.

c)

On March 6, 2009, the Company entered into a six-month consulting agreement with a non-related consultant to provide corporate finance services to the Company.  Under the terms of the consulting agreement, the Company will issue 1,000,000 common shares of the Company – payable in two tranches on May 31, 2009 (500,000 shares) and August 31, 2009 (500,000 shares).

d)

On February 5, 2009, the Company entered into a one-month consulting agreement with a third party company for public relations and communication services on behalf of the Company.  Under the terms of the consulting agreement, the Company will pay $20,000.

e)

On February 4, 2009, the Company entered into a six-month consulting agreement with a third party company for public relations and communication services on behalf of the Company.  Under the terms of the consulting agreement, the Company will pay $50,000 and issue 3,000,000 common shares of the Company.

f)

On February 3, 2009, the Company entered into a six-month consulting agreement with a third party company for advertising and sponsorship ads on behalf of the Company.  Under the terms of the consulting agreement, the Company will issue 200,000 common shares of the Company.

g)

On January 1, 2009, the Company entered into a management agreement with the President and Director of the Company.  Under the terms of the management agreement, the Company will pay compensation of $15,000 per month plus $1,000 per month for employee and health benefits for a period of five years from the date of the management agreement.

h)

In February 2009, the Company issued 5,450,000 common shares to settle consulting services that were authorized by the Company during the year ended December 31, 2008.  Refer to Note 4.