Form 20-F
period 2009-12-31
TOMBSTONE EXPLORATION CORP
filed 2010-07-16
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

     .

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

 X .

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

6529 East Freiss Dr., Scottsdale, AZ 85254

(Address of principal executive offices)

Copy of communications to:

Luis Carrillo, Esq.

Carrillo Huettel, LLP

3033 Fifth Avenue, Suite 201

San Diego, CA 92103

Telephone: (619) 399-3090 Facsimile: (619) 399-0120

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

There were 59,287,533 Common Shares without par value issued and outstanding as at December 31, 2009.

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

     . YES

  X . NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

     . YES

  X . NO

PART II			37
Item 13	Defaults, Dividend Arrearages and Delinquencies		37
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		37
Item 15	Controls and Procedures		37
Item 16	[Reserved]		38
	A.	Audit Committee Financial Expert	38
	B.	Code of Ethics	38
	C.	Principal Accountant Fees and Services	38
	D.	Exemptions from the Listing Standards for Audit Committees.	38
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	38
PART III			39
Item 17	Financial Statements		39
Item 18	Not Applicable		39
Item 19	Exhibits		39
SIGNATURE			40

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

As used in this report, the terms “we”, “us”, “our” and “Tombstone Exploration” mean Tombstone Exploration Corporation, unless otherwise indicated.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in U.S. dollars (“$”) unless otherwise stated. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of Tombstone Exploration Corporation for the years ended December 31, 2009 and December 31, 2008 have been audited by M&K CPAS, PLLC, 13831 Northwest Freeway, Suite 575 Houston, TX, 77040.

ITEM 1.

Identity of Directors, Senior Management and Advisers

Not Required.

ITEM 2.

Offer Statistics and Expected Timetable

Not Required.

ITEM 3.

Key Information

A.

Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2005 to December 31, 2009. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009
OPERATING DATA:
Revenue	-	-	-	-	-
Gross Profit	-	-	-	-	-
Net Income (Loss)	(546,941)	(4,277,579)	(3,213,209)	(2,676,172)	(1,712,624)
Earnings (Loss) Per Share	(0.48)	(1.02)	(0.11)	(0.06)	(0.03)

BALANCE SHEET DATA:
Cash	116	42,981	252,718	8,625	1,525
Total Assets	116	1,419,203	338,344	76,943	56,180
Total Liabilities	1,015,287	49,149	122,199	184,470	371,831
Shareholders’ Equity (Deficit)	(1,015,171)	1,370,054	216,145	(107,527)	(315,651)

CURRENCY TRANSLATIONS

The following table sets out the exchange rates for the conversion of one Canadian dollar into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2009	2008	2007	2006	2005
End ($)	0.9406	0.8166	0.98200	0.8547	0.8577
Average ($)	0.9097	1.0660	1.07465	0.8849	0.8255
High ($)	0.9807	1.0298	1.18730	0.8547	0.8751
Low ($)	0.7860	0.7688	0.90570	0.9091	0.7853

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 30, 2010 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.951982.

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

We have not generated any operating revenues for the last five years and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $1,525 as of December 31, 2009. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

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

We may in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. Such options may be granted at exercise prices equal to market prices, or at such other price as may be permitted under the policies of any stock exchange upon which our securities are traded (currently, our common shares are listed for trading on the OTCBB), when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

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

ITEM 4.

Information on the Company

A.

History and Development of the Company

History

The Company was incorporated as a federal company pursuant to the laws of Canada under the Canada Business Corporations Act (the “Act”) on October 30, 1997, under the name 3430502 Canada Ltd. In December, 1997, the Company changed its name to Four Crown Foods Inc. At the time the Company was involved in the food and beverage retail business. Then in June, 2000, the Company changed its name to Universal Domains Incorporated and operated in the domain registration business upon the acquisition of the license rights to a domain registration agreement for the “.cc” internet registration domain.

In November 2003, the Company ceased all operations and in September, 2004, the Company changed its name to Pure Capital Incorporated, from that time until November 1, 2006, the Company’s goals were to continue to reduce the liabilities of the Company in an effort to obtain additional financing and explore the possibilities of starting a new operating business, and/or merge with or become acquired by another company or entity.

On November 27, 2006, the Company acquired full rights and title to certain mining and exploration claims located in the State of Arizona along with other equipment and property from Redhawk Exploration & Development, Inc., a Texas corporation.

Then on February 6, 2007, the Company changed its name to Tombstone Exploration Corporation to reflect its now operations in the mining and exploration industry. Since that time we have been operating in the mineral resource business and the primary focus of operations has been to generate revenue from the production of silver, gold and manganese as well as additional base minerals such as copper, lead and zinc. The goal is to produce metals and minerals at or below standard industry costs. The historical nature of mining activities of our present holdings and the acceptance of governmental agencies will enable easier startup here than in non-mining oriented locations.

Following identification of suitable areas during our drilling programs, which we anticipate will continue in the future, the Company, may initiate mineral extraction if sufficient funding and permitting are secured. These efforts will provide an operating financial base from which to expand. Continuing geological research, testing and drilling is planned based on the initial geological report. This will assist in the identification of key target areas, as well as establish reserve categories.

Discussions with precious metal processing and consulting companies to assist in the design of the overall operation of the Tombstone property have been initiated. Relationships have already been established with refineries, assay companies and engineering firms supporting worldwide mineral processing operations.

To the best of our knowledge, we now control more mining acreage in the mineral rich Tombstone district than any other company. Management has structured and positioned the Company to capitalize on today's increasing demand and prices for precious metals and base metals such as copper, lead and zinc. Our acquired mineral rights, consisting of approximately 13,500 acres of historical mining land in the areas around Tombstone, Arizona, make the Company is the largest land holder in the Tombstone mining district.

In addition to continuing to explore our current mineral rights, we will seek out and attempt to acquire new properties.

Industry Overview

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

Operations

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

Two drilling programs were completed in 2007 and 2008 consisting of 15 drill holes totaling 3,051m (10,160 ft). 12 out of 15 drill holes were designed to test the central zone of the Bonanza structure. Three drill holes were located at Ace-in-the Hole and Black Horse area to test these structures. The 2007 drilling program was done by reverse circulation and the 2008 drilling was done by core diamond drilling, using HQ diameter and triple tube technology for better recovery.

We conducted drilling at our Tombstone property in 2007 and 2008, and the results of such drill tests did not identify the existence of any commercially viable mineral deposits at the drill site locations. However, we continue to conduct prospecting and sampling as necessary on the Tombstone Property, including our efforts in 2009.

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

2008 Drill Program – Phase 1

On or about April 1, 2008, the Company began to conduct geological mapping and sampling that, combined with historical data, provided the basis for 2008 core drilling program.

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

The results of this Phase 1 drill program have resulted in identifying a very mineral rich zone that Tombstone management believes is a significant precious metals and base metals discovery. The Company intends an aggressive exploration and comprehensive drilling program.

Following the completion of the Phase 1 Drill Program in 2008, the Company received assay results from rock chip samples on its Tombstone properties. Outcrop samples taken from horizontal projections of mineralized structures away from historical mine workings indicate continuity of silver, gold, lead, zinc, copper and manganese enrichment along these structural corridors through the property package. Samples from two structures were collected and taken to Copper States Analytical Lab in Prescott, AZ for gold, silver, lead, zinc, copper and manganese assays.

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

2009/2010 Drill Program - Phase II

In February, 2009, the Company extracted six additional samples which were sent to Copper State Analytical for assay for Gold, Silver, Manganese, Copper, Lead and Zinc. Three of the samples were taken from the State of Maine Mine and three from Randolph Mine, both located on the Tombstone property. The Company suspended the 2009 Drill Program due to a general economic factors leading to difficulty in obtaining the requisite financing to fund the program.

In April, 2010 the Company resumed the 2009 Drill Program, with the two targets drilled and both having intersected mineralized zones. Tombstone utilized a portable x-ray diffraction (XRF) machine to get on-site reading of metal levels in the drill cuttings. The results helped the exploration team manage the drilling program. Tombstone's property is underlain by Uncle Sam porphyry and units of the Bisbee Group. Mineralized fissures strike consistently northeast, and many of the fissures exhibit consistent orientation for hundreds of feet along strike. Many fissures have parallel orientations, forming fissure sets. The main mines in this area occur along these northeast-striking fissures. The State of Maine mine occurs in fissures that cut both Bisbee sediments and Uncle Sam porphyry. These structural mineralized fissures are the primary focus of the current exploration program.

As of June 30, 2010, 4,080 feet of drilling has been completed. Samples have been submitted to a certified laboratory for analysis. Results are expected in a few weeks and additional samples will continue to be submitted. Also during this period, additional geologist investigation has been undertaken to further assess the potential for porphyry copper exploration targets on Tombstone's property. The Company has been in contact with geophysical contractors to develop a plan, budget and timeline for this phase of the project. Planning is ongoing and work may include geochemical surveys as well.

Property Acquisition

Recent Acquisitions

On June 2, 2010, received permits, approved by the Arizona State Land Department, encompass five sections, totaling approximately 2,500 acres in the Tombstone Mining District that are surrounding the Company's current holdings. The rocks in these parcels are principally the Bisbee Group sediments and metasediments that have been highly productive in both the Tombstone Mining District and in the Warren (Bisbee) Mining District, Arizona.

June 8, 2010, the Company has acquired additional land to the south of its current holdings in the area where an international mining company has been staking claims. Additionally, the Company is finalizing details and budgets for an airborne geophysical program over the entire Tombstone district. The proposed geophysical program will use the ZTEM system which has been used for deep targets. Follow up work may include geochemical surveys, prior to selecting additional drill targets. This geophysical exploration is targeting the deep copper potential in the district. The Company's new holdings, comprising 240 acres, are in an area that has potential for these types of deposits.

June 21, 2010, the Company closed a leasing agreement on the Eagleville property in Mineral County, Nevada. Eagleville is located along the northeast boundary of the Walker Lane structural zone in the Regent-Rawhide Mining District, Mineral County, Nevada. Terms of the agreement include a lease to purchase provision within the 10 year lease. The location was aptly chosen as Mineral County has a considerable and unique variety of mineral wealth which remains undeveloped. The region contains major epithermal gold and silver deposits such as Round Mountain and the historical Comstock Lode. Possibly no comparable area on the American Continent has so many varied mineral deposits, including, but not limited to, gold, silver, copper, tungsten, iron, coal, borax, lead and gemstone rocks.

The project is located eight kilometers east of Kennecott's Rawhide gold-silver mine, where by the end of 2000, over 1.1 million ounces of gold and 9 million ounces of silver had been recovered. Previous mining activities have taken place on the location with success. The Company believes the extensive surface alteration and previous development provide evidence that Eagleville has the potential for both open-pit and underground gold production.

Rock samples obtained from the Eagleville prospect have been measured as high as 1.394 opt. With the price of gold continuing to rise, the value of the Eagleville prospect is predicted to rise at a consistent rate with the price of gold. Rising mineral values with expenditures that remain constant will benefit the Company enormously.

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

D.

Property, Plant and Equipment

Our principal executive office is located at 6529 Freiss Drive, Scottsdale, AZ 85254. Additionally, we share this space with our wholly owned subsidiary, TEMC. Should we require additional space, we believe that such space can be secured on commercially reasonable terms by securing other mobile facilities.

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

Uncomfortably overlying the Naco is the Bisbee group consisting of conglomerate, sandstone, quartzite, shale and limestone. Fossils in these beds indicate a Mesozoic age. The thickness of the Bisbee group is unknown. Following the deposition of sediments, The Schieffelin granite and the Uncle Sam porphyry were emplaced.

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

ITEM 5.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2009 and 2008 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles.

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

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

For the years ended December 31, 2009 and 2008, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2009 we had a net loss of $1,712,624 and a loss per share of $0.03 per share compared to $2,676,172 and a loss per share of $0.06 per share for the year ended December 31, 2008. The net loss for the year ended December 31, 2009 was attributed to $137,197 of general and administrative expenses, $120,000 of management fees, $48,000 of accretion expense relating to beneficial conversion feature of our convertible note payable, $917,876 of consulting expense, professional fees of $440,128 and mineral property exploration costs of $49,423. The decrease in net loss was attributed to overall declines in mineral property costs of $306,298 due to lower levels of activity in exploration costs during the year, decreases of $282,318 in consulting services and $385,090 in general and administrative costs based on lower amounts of stock-based compensation for services incurred by management and consultants to the Company.

B.

Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2009. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2009, we had cash on hand of $1,525 compared with $8,625 as at December 31, 2008. The decrease in cash was attributed to the fact that the Company issued private placements for $270,500, proceeds of loans payable of $59,810 and net financing of $148,978 from our President and Chief Executive Officer compared with net cash use from operations of approximately $486,388. Liabilities consisted of accounts payable and related party payables totaling $5,717 compared with $27,144 as at December 31, 2008, and the decrease is attributed to the fact that the Company had limited transactions during the year and repaid amounts owing as part of the financing received through equity or debt. The Company has not incurred any interest penalties with respect to its accounts payable and there are no known or threatened credit claims against the Company for its outstanding liabilities.

During the year ended December 31, 2009, the Company issued 17,476,668 common shares including 4,076,668 common shares from private placement financings for proceeds of $270,500, and 13,400,000 common shares for consulting services with a value of $1,122,000.  Furthermore, during the year ended December 31, 2009, the Company also authorized the issuance of 1,000,000 common shares for consulting services valued at $64,000 which has been recorded as common stock subscribed and were issued on April 8, 2010.

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

F.

Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2009 that will require significant cash outlays in the future.

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

ITEM 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Alan M. Brown CEO, CFO, Director & President 46

As President, Chief Executive Officer, Chief Financial Officer and director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.

B.

Compensation

During the fiscal year ended December 31, 2009, the aggregate remuneration paid to directors in their capacity as directors of our company was $NIL. Consulting fees totaling $NIL worth of our securities were paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2009 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compensation
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions
Alan M. Brown CEO and Director	2009	$120,000	NIL	NIL	NIL	NIL	NIL
	2008	$120,000	NIL	NIL	NIL	NIL	NIL
	2007	$120,000	NIL	NIL	NIL	NIL	500,000(1)

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

D.

Employees

As of July 7, 2010, we have 4 employees. We do not have any relationship with any labor unions.

E.

Share Ownership

There were 70,561,532 Common Shares issued and outstanding as of June 6, 2010. Of the shares issued and outstanding, our directors and officers owned the following Common Shares:

Name	Number of Common Shares Beneficially Owned as of July 6, 2010	Percentage
Alan M. Brown	8,974,443	12.71%

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

ITEM 7.

Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of July 7, 2010, the following are known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Alan M. Brown	8,974,443	12.71%
Tom Reid	5,000,000	7.08%

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

B.

Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date in 2009, no significant change has occurred since December 31, 2009.

ITEM 9.

The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the NASD over the counter Bulletin Board.

The following is a table indicating the price history of Company's Common Stock:

Year	High	Low
2007	.75	.16

Period	High	Low
First Quarter 2008	.43	.20
Second Quarter 2008	.48	.15
Third Quarter 2008	.43	.10
Fourth Quarter 2008	.19	.05
First Quarter 2009	.26	.06
Second Quarter 2009	.11	.05
Third Quarter 2009	.08	.05
Fourth Quarter 2009	.08	.04

Month	High	Low
Jan. 2010	.07	.04
Feb. 2010	.08	.06
March 2010	.10	.05
April 2010	.11	.09
May 2010	.12	.08
Through June 30, 2010	.11	.07

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

(9)

revoke, diminish or enlarge any authority conferred under paragraphs (g) and (h); and,

(10)

add, change or remove restrictions on the issue, transfer or ownership of shares.

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

(1)

On June 2, 2010, received permits, approved by the Arizona State Land Department, encompass five sections, totaling approximately 2,500 acres in the Tombstone Mining District that are surrounding the Company's current holdings. The rocks in these parcels are principally the Bisbee Group sediments and metasediments that have been highly productive in both the Tombstone Mining District and in the Warren (Bisbee) Mining District, Arizona.

(2)

June 8, 2010, the Company acquired additional land to the south of its current holdings in the area where an international mining company has been staking claims. Additionally, the Company is finalizing details and budgets for an airborne geophysical program over the entire Tombstone district. The proposed geophysical program will use the ZTEM system which has been used for deep targets. Follow up work may include geochemical surveys, prior to selecting additional drill targets. This geophysical exploration is targeting the deep copper potential in the district. The Company's new holdings, comprising 240 acres, are in an area that has potential for these types of deposits.

(3)

June 21, 2010, the Company closed a leasing agreement on the Eagleville property in Mineral County, Nevada. Eagleville is located along the northeast boundary of the Walker Lane structural zone in the Regent-Rawhide Mining District, Mineral County, Nevada. Terms of the agreement include a lease to purchase provision within the 10 year lease. The location was aptly chosen as Mineral County has a considerable and unique variety of mineral wealth which remains undeveloped. The region contains major epithermal gold and silver deposits such as Round Mountain and the historical Comstock Lode. Possibly no comparable area on the American Continent has so many varied mineral deposits, including, but not limited to, gold, silver, copper, tungsten, iron, coal, borax, lead and gemstone rocks.

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

G.

Statement By Experts

The financial statements of our company as of December 31, 2009 and 2008 included in this report have been audited by, M&K CPAS, PLLC as stated in their reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Defaults, Dividend Arrearages and Delinquencies.

None

Item 14

 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15 under the Exchange Act, our management, including Alan Brown, our Chief Executive Officer, Chief Financial Officer, and sole Director, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, we concluded that because of the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2009.

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

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

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control—Integrated Framework issued by COSO.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report

Changes in Internal Controls. During the period ended December 31, 2009, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

However, subsequent to the year ended December 31, 2009, the Company retained an outside consultant which specializes in Sarbanes-Oxley compliance. This consulting firm has assisted the Company in developing a system that should assist in rectifying the material weaknesses described herein.

Item 16

[Reserved]

A.

Audit Committee Financial Expert

Not Applicable

B.

Code of Ethics

The Company has Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on June 1, 2007. Refer to Exhibit 3.25 for the Code of Business Conduct and Ethics.

C.

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2009	$10,250	$0	$0	$0
2008	$6,000	$0	$0	$0

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

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2009 and 2008, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years ended December 31, 2009, and for the period from re-entry into the Development Stage January 1, 2006 to December 31, 2009.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description of Exhibit	Filing
1.1	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.	Previously Filed
1.2	Certificate of Name Change dated December 4, 1997.	Previously Filed
1.3	Certificate of Name Change dated June 5, 2000.	Previously Filed
1.4	Certificate of Name Change dated September 20, 2004.	Previously Filed
1.5	Certificate of Name Change dated February 5, 2007.	Previously Filed
1.6	Articles of Incorporation.	Previously Filed
1.7	Bylaws	Previously Filed
4.1	Asset Acquisition Agreement between Pure Capital Incorporated and Redhawk Exploration and Mining, Inc. dated November 27, 2006.	Previously Filed
4.2	Form of Subscription Agreement and Form of Warrant for Private Placement that closed in June 2008 and August 2008.	Previously Filed
4.3	Form of U.S. Private Placement Subscription Agreement.	Previously Filed
4.4	Form of Non-U.S. Private Placement Subscription Agreement.	Previously Filed
4.5	Employment Agreement by and between the Company and Alan Brown dated May 1, 2007.	Previously Filed
4.6	Amendment to Employment Agreement by and between the Company and Alan Brown dated May 1, 2009.	Previously Filed
4.7	Employment Agreement by and between the Company and Alan Brown dated January 1, 2009.	Previously Filed
4.8	Consulting Agreement between the Company and Steve Radvak dated April 28, 2010.	Filed Herewith
4.9	Stock Purchase Agreement between the Company and Eurogas, Inc dated April 28, 2010.	Filed Herewith
8.1	Subsidiaries of the Registrant	Filed Herewith
11.1	Code of Ethics	Previously Filed
12.1

Certification of Chief Executive Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Filed Herewith
12.2

Certification of Chief Financial Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Filed Herewith
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOMBSTONE EXPLORATION CORPORATION

(Company)

/s/ ALAN BROWN

ALAN BROWN

President and Director

DATED on the 16th day of July, 2010

Tombstone Exploration Corporation

(An Exploration Stage Company)

December 31, 2009

Index

Report of Independent Registered Public Accounting Firm

F-2

Consolidated Balance Sheets

F-3

Consolidated Statements of Operations

F-4

Consolidated Statements of Cash Flows

F-5

Consolidated Statement of Stockholders’ Deficit

F-6

Notes to the Consolidated Financial Statements

F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (An Exploration Stage Company) (the “Company”) as of December 31, 2009 and 2008 and the related statements of operations, stockholders' deficit and cash flows for the years then ended.  Our opinion on the statements of operations, stockholders’ deficit and cash flows for the period January 1, 2006 (inception) through December 31, 2009, insofar as it relates to amounts for prior periods through December 31, 2007, is based solely on the reports of other auditors. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Exploration Corporation as of December 31, 2009 and 2008 and the results of its operations and cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has suffered recurring losses and negative cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.  These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that may result should the Company be unable to continue as a going concern. See note 1 to the financial statements for further information regarding this uncertainty.

/s/M&K CPAS, PLLC

www.mkacpas.com

Houston, Texas

July 16, 2010

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

(expressed in U.S. dollars)

	December 31, 2009 $	December 31, 2008 $

ASSETS

Current Assets

Cash	1,525	8,625

Total Current Assets	1,525	8,625

Property and Equipment (Note 3)	54,655	68,318

Total Assets	56,180	76,943

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities

Accounts Payable	5,717	21,464

Accrued Liabilities	–	5,680

Due to Related Parties (Note 6)	306,304	157,326

Convertible Note Payable	59,810	–

Total Current and Non-Current Liabilities	371,831	184,470

Stockholders’ Deficit

Common Stock Authorized: unlimited common shares, with no par value Issued and outstanding: 59,287,533 and 41,810,865 common shares, respectively	15,023,850	12,227,850

Common Stock Subscribed (Note 4)	64,000	1,403,500

Additional Paid-In Capital	5,014,842	4,966,842

Accumulated Deficit	(8,538,759)	(8,538,759)

Accumulated Deficit During the Exploration Stage	(11,879,584)	(10,166,960)

Total Stockholders’ Deficit	(315,651)	(107,527)

Total Liabilities and Stockholders’ Deficit	56,180	76,943

Going Concern (Note 1)

Subsequent Events (Note 9)

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations

(expressed in U.S. dollars)

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2009
	$	$	$

Revenue	–	–	–

Expenses

Accretion Expense	48,000	–	48,000
Consulting Services	917,876	1,200,194	2,733,718
General and Administrative	137,197	522,287	6,820,452
Management Fees	120,000	120,000	740,000
Mineral Properties	49,423	355,721	1,305,144
Professional Fees	440,128	477,970	1,063,107

Total Expenses	1,712,624	2,676,172	12,710,421

Other Income (Expenses)

Gain (Loss) on Forgiveness of Debt	–	–	834,390

Interest Expense	–	–	(3,553)

Loss from Continuing Operations	(1,712,624)	(2,676,172)	(11,879,584)

Discontinued Operations	–	–	(8,538,759)

Net Loss	(1,712,624)	(2,676,172)	(20,418,343)

Net Loss Per Share – Basic and Diluted Net Loss Per Share – Basic and Diluted	(0.03)	(0.06)

Weighted Average Shares Outstanding	53,704,537	44,669,700

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2009

Operating Activities

Net Loss For The Year	(1,712,624)	(2,676,172)	(11,879,584)

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation Expense	13,663	17,308	52,373
Accretion Expense	48,000	–	48,000
Common stock issued for services	1,122,000	149,000	2,077,718
Common stock subscribed for services	64,000	1,403,500	1,467,500
Common stock issued for management fees	–	–	500,000
Impairment of Mineral Properties	–	–	900,000
Gain on Forgiveness of Debt	–	–	(834,390)
Stock-Based Compensation	–	–	4,952,286

Changes in operating assets and liabilities:

Prepaid Expenses	–	–	76,222
Accounts Payable and Accrued Liabilities	(21,427)	(4,477)	(163,570)

Net Cash Used In Operating Activities	(486,388)	(1,110,841)	(2,803,445)

Investing Activities

Acquisition of Mineral Properties	–	–	(100,000)
Purchase of property and equipment	–	–	(107,028)

Net Cash Used in Investing Activities	–	–	(207,028)

Financing Activities

Proceeds from issuance of common shares	270,500	800,000	2,055,500
Proceeds from loans payable	59,810		59,810
Proceeds from related parties, net	148,978	66,748	896,572

Net Cash Provided By Financing Activities	479,288	866,748	3,011,882

Increase (Decrease) in Cash	(7,100)	(244,093)	1,409

Cash – Beginning of Period	8,625	252,718	116

Cash – End of Period	1,525	8,625	1,525

Supplemental Disclosures

Interest paid	–	–	–
Income tax paid	–	–	–

Non-Cash Investing and Financing Activities

Beneficial conversion expense	48,000	-	48,000
Cancellation of common shares	–	–	(420,756)
Common shares issued to acquire mineral properties	–	–	800,000
Common shares issued to settle debt	–	–	600,378
Common shares issued for finders fees	–	28,000	63,000
Common shares issued for prepaid services	–	–	476,222
Issuance of common stock subscribed	1,403,500	-	1,403,500

(The accompanying notes are an integral part of these financial statements)

Tombstone Exploration Corporation.

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2009

(expressed in U.S. dollars)

	Common Stock		Additional Paid-In Capital	Common Stock Subscribed	Accumulated Deficit	Accumulated Deficit During the Development Stage	Total
	Shares	Par Value
	#	$	$	$	$	$	$

Balance – January 1, 2006 (Date of Inception)	1,568,324	7,468,288	56,800	–	(8,538,759)	–	(1,013,671)

Cancellation of common shares	(207,562)	(20,756)	20,756	–	–	–	–

Issuance of common shares for cash	1,000,000	100,000	–	–	–	–	100,000

Issuance of common shares for acquisition of mineral properties	8,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for services	8,017,103	809,018	–	–	–	–	809,018

Issuance of share purchase warrants	–	–	4,952,286	–	–	–	4,952,286

Net loss for the year	–	–	–	–	–	(4,277,579)	(4,277,579)

Balance – December 31, 2006	18,377,865	9,156,550	5,029,842	–	(8,538,759)	(4,277,579)	1,370,054

Cancellation of common shares	(4,000,000)	(400,000)	–	–	–	–	(400,000)

Issuance of common shares for services	15,743,000	1,574,300	–	–	–	–	1,574,300

Issuance of common shares for cash at $0.10 per common share	3,850,000	385,000	–	–	–	–	385,000

Issuance of common shares for cash at $0.20 per common share	2,500,000	500,000	–	–	–	–	500,000

Issuance of common shares for finders fee	175,000	35,000	(35,000)	–	–	–	–

Net loss for the year	–	–	–	–	–	(3,213,209)	(3,213,209)

Balance – December 31, 2007	36,645,865	11,250,850	4,994,842	–	(8,538,759)	(7,490,788)	216,145

Issuance of common shares for services	1,025,000	149,000	–	–	–	–	149,000

Issuance of common shares for cash at $0.20 per common share	4,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for finders’ fees	140,000	28,000	(28,000)	–	–	–	–

Common stock subscribed	–	–	–	1,403,500	–	–	1,403,500

Net loss for the year	–	–	–	–	–	(2,676,172)	(2,676,172)

Balance – December 31, 2008	41,810,865	12,227,850	4,966,842	1,403,500	(8,538,759)	(10,166,960)	(107,527)

Issuance of common shares for services	13,400,000	2.525.500	–	(1,403,500)	–	–	1.122.000

Issuance of common shares for cash	4,076,668	270,500	–	–	–	–	270,500

Beneficial conversion expense	–	–	48,000	–	–	–	48,000

Common stock subscribed	–	–	–	64,000	–	–	64,000

Net loss for the year	–	–	–	–	–	(1,712,624)	(1.712,624)

Balance – December 31, 2009	59,287,533	15,023,850	5,014,842	64,000	(8,538,759)	(11,879,584)	(315,651)

(The accompanying notes are an integral part of these financial statements)

F-6

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

On September 20, 2004, the Company focused its operations on the exploration, development, production, and acquisition of crude oil and natural gas properties, changing its name to Pure Capital Incorporated. On November 1, 2006, the Company commenced negotiations to acquire several mining and mineral right claims which was closed on December 4, 2006 where the Company acquired 100% of the mineral claims located in Tombstone, Arizona in exchange for $100,000 and the issuance of 8,000,000 common shares of the Company. Effectively, on February 6, 2007, the Company changed its name to Tombstone Exploration Corporation to better reflect the Company’s current business objective and strategies. The Company is an Exploration Stage Company, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, Development Stage Entities.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. As at December 31, 2009, the Company did not record any revenues, had a working capital deficit of $370,306 and an accumulated deficit of $20,373,343. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

c)

Cash and Cash Equivalents\

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2009, the Company had no cash equivalents.

d)

Property and Equipment

Property and equipment is comprised of furniture and fixtures and equipment are recorded at the lower of cost or net book value, and are amortized straight-line over a five year period.

e)

Impairment of Long-Lived Assets

In accordance with ASC 360, Property Plant and Equipment, management tests long-lived assets to be held and used for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

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

g)

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC 718, Share-Based Payments, using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

h)

Revenue Recognition

The Company recognizes revenue from mineral properties in accordance with Securities and Exchange Commission ASC 605, Revenue Recognition. The Company accounts for revenue as a principal using the guidance in ASC 605. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

i)

Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted ASC 740, Accounting for Income Taxes, as of its inception. Pursuant to ASC 740, the Company is required to compute tax asset benefits for net operating losses carried forward. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

j)

Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2009 and 2008, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

k)

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive. As at December 31, 2009, there were no potentially dilutive shares.

l)

Financial Instruments

Pursuant to ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

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

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

The Company’s financial instruments consist principally of cash, accounts payable and accrued liabilities, amounts due to related parties, and notes payable to a related party. Pursuant to ASC 820 and 825, the fair value of our cash and cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The Company’s operations are in Canada, which results in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

m)

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with ASC 830 Foreign Currency Translation Matters, using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

n)

Recent Accounting Pronouncements

In January 2010, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010.

In January 2010, the FASB issued an amendment to ASC 505, Equity, where entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders are considered to be a share issuance that is reflected prospectively in EPS, and is not accounted for as a stock dividend. This standard is effective for interim and annual periods ending on or after December 15, 2009 and is to be applied on a retrospective basis. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

In October 2009, the FASB issued an amendment to the accounting standards related to certain revenue arrangements that include software elements. This standard clarifies the existing accounting guidance such that tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality, shall be excluded from the scope of the software revenue recognition accounting standards. Accordingly, sales of these products may fall within the scope of other revenue recognition standards or may now be within the scope of this standard and may require an allocation of the arrangement consideration for each element of the arrangement. This standard, for which the Company is currently assessing the impact, will become effective on January 1, 2011.

In October 2009, FASB issued an amendment to the accounting standards related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminated the use of the residual method for allocating arrangement considerations and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. This standard, for which the Company is currently assessing the impact, will become effective on January 1, 2011.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

In August 2009, FASB issued an amendment to the accounting standards related to the measurement of liabilities that are recognized or disclosed at fair value on a recurring basis. This standard clarifies how a company should measure the fair value of liabilities and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. This standard is effective for the Company on October 1, 2009. The adoption of this amendment did not have a material effect on the Company’s financial statements.

o)

Reclassification

Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation.

3.

Property and Equipment

			Net Book Value
	Cost $	Accumulated Depreciation $	December 31, 2009 $	December 31, 2008 $

Furniture and Fixtures	68,856	33,071	35,785	44,731
Equipment	38,172	19,302	18,870	23,587

	107,028	52,373	54,655	68,318

As at December 31, 2008, the Company had accumulated depreciation of $38,710.

4.

Common Shares

All common shares issued for services or settlement of debt was valued using the end-of-day trading price of the Company’s common shares on the date of issuance.

Year Ended December 31, 2009

a)

As at December 31, 2009, the Company authorized the issuance of 1,000,000 common shares with a fair value of $64,000 for consulting services. The common shares were recorded as common stock subscribed and were issued in April 2010. Refer to Note 9(a).

b)

On November 9, 2009, the Company issued 100,000 common shares with a fair value of $7,500 for professional consulting services and 500,000 common shares with a fair value of $37,500 for consulting services.

c)

On November 9, 2009, the Company issued 833,334 common shares at $0.06 per share for proceeds of $50,000.

d)

On September 18, 2009, the Company issued 1,410,000 common shares at $0.05 per share for proceeds of $70,500.

e)

On August 12, 2009, the Company issued 500,000 common shares with a fair value of $43,500 for consulting services.

f)

On July 21, 2009, the Company issued 500,000 common shares with a fair value of $43,500 for consulting services.

g)

On June 12, 2009, the Company issued 1,500,000 common shares with a fair value of $130,500 for consulting services.

h)

On April 16, 2009, the Company issued 500,000 common shares with a fair value of $40,000 for consulting services.

i)

On April 14, 2009, the Company issued 1,000,000 common shares at $0.10 per share for proceeds of $100,000.

j)

On March 19, 2009, the Company issued 500,000 common shares with a fair value of $39,500 for consulting services.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

4.

Common Shares (continued)

k)

On March 19, 2009, the Company issued 833,334 common shares at $0.06 per share for proceeds of $50,000.

l)

On February 17, 2009, the Company issued 350,000 common shares with a fair value of $78,750 for consulting services and 3,000,000 common shares with a fair value of $675,000 for investor relations.

m)

On February 17, 2009, the Company issued 200,000 common shares for consulting services which were authorized during the year ended December 31, 2008 and recorded as common stock subscribed.

n)

On February 12, 2009, the Company issued 5,250,000 common shares for consulting services which were authorized during the year ended December 31, 2008 and recorded as common stock subscribed.

Year Ended December 31, 2008

o)

In November 2008, the Company issued 500,000 common shares of the Company for consulting services with a fair value of $40,000.

p)

In October 2008, the Company authorized the issuance of 750,000 common shares of the Company for consulting services with a fair value of $75,000 and professional fees with a fair value of $37,500. These common shares were issued subsequent to year-end.

q)

In September 2008, the Company issued 200,000 common shares of the Company for consulting services with a fair value of $32,000.

r)

In August 2008, the Company issued 2,000,000 units in a private placement at $0.20 per unit for proceeds of $400,000. Each unit is comprised of one common share of the Company and one-half share purchase warrant, where each full share purchase warrant grants the warrant holder to purchase one additional common share of the Company at $0.40 per common share until August 31, 2011.

s)

In July 2008, the Company authorized the issuance of 750,000 common shares of the Company for consulting services with a fair value of $180,000 and professional fees with a fair value of $90,000. These common shares were issued subsequent to year-end.

t)

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

u)

In May 2008, the Company cancelled 4,000,000 common shares that were previously issued in January 2008.

v)

In April 2008, the Company authorized the issuance of 750,000 common shares of the Company for consulting services with a fair value of $130,000 and professional fees with a fair value of $65,000. These common shares were issued subsequent to year-end.

w)

In January 2008, the Company issued 200,000 common shares for website services with a fair value of $46,000.

x)

In January 2008, the Company issued 250,000 common shares for consulting services with a fair value of $57,500.

y)

In January 2008, the Company issued 4,000,000 common shares for consulting and professional services with a fair value of $1,040,000.

z)

In January 2009, the Company issued 75,000 common shares for website services with a fair value of $19,500.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

4.

Common Shares (continued)

aa)

In January 2008, the Company authorized the issuance of 3,000,000 common shares for consulting services and professional fees with a fair value of $520,000 and $260,000, respectively. These common shares were issued subsequent to year-end.

5.

Share Purchase Warrants

The following table summarizes the continuity schedule for share purchase warrants:

	Number of Warrants	Exercise Price
Balance – December 31, 2007	9,337,500	$0.14
Issued	2,070,000	$0.40
Cancelled	(8,000,000)	$0.10
Balance – December 31, 2008 and 2009	3,407,500	$0.40

As at December 31, 2009, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,337,500	$0.40	October 3, 2010
1,070,000	$0.40	June 30, 2011
1,000,000	$0.40	August 31, 2011

3,407,500

6.

Related Party Transactions

As at December 31, 2009, the Company owed $306,304 (2008 - $157,326) to the President of the Company for financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand.

7.

Convertible Note Payable

During the year ended December 31, 2009, the Company issued $59,810 of convertible notes payable. Under the terms of the note agreement, the amounts owing are unsecured, due interest at 10% per annum, due on demand, and convertible into common shares of the Company at the option of the note holder at a conversion rate of $0.10 per common share. In accordance with ASC 470, Debt – Debt with Conversions and Other Options, the Company determined that the multiple financial instruments issued in the convertible promissory notes resulted in an allocation of the fair value between the convertible note and the share purchase warrants which resulted in a discount on the convertible notes of $48,000 that was recorded against the convertible note payable and a corresponding credit to additional paid-in capital. As at December 31, 2009, the Company has recognized accretion expense of $48,000, which increased the carrying value of the convertible note payable to $59,810.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

8.

Income Taxes

The Company has $6,762,200 of net operating losses to carryforward to offset taxable income in future years which expire through fiscal 2028. For the years ended December 31, 2009 and 2008, the valuation allowance established against the deferred tax assets increased by $561,000, and $904,000, respectively.

The components of the net deferred tax asset at December 31, 2009 and 2008, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2009 $	2008 $

Income (Loss) Before Taxes	(1,712,624)	(2,676,172)
Statutory rate	34%	34%

Computed expected tax recovery	(582,292)	(909,898)
Non-deductible expenses	20,965	5,884
Change in valuation allowance	561,327	905,014

Reported income taxes	–	–

	2009 $	2008 $

Deferred tax asset
- Cumulative net operating losses	2,324,362	1,763,035
- Less valuation allowance	(2,324,362)	(1,763,035)

Net deferred tax asset	–	–

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,291,800	2027
December 31, 2008	2,658,800	2028
December 31, 2009	1,651,000	2029

	6,761,200

As at December 31, 2009, the Company had no uncertain tax positions.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

9.

Subsequent Events

a)

On April 8, 2010, the Company issued 1,000,000 common shares that were authorized at December 31, 2009 but not issued. Refer to Note 4(a).

b)

On April 8, 2010, the Company issued 3,140,000 common shares to settle outstanding debt owing to the President of the Company of $157,326, 384,000 common shares to settle $19,200 of out-of-pocket expenses incurred by the President of the Company during fiscal 2009, and issued 1,000,000 common shares to settle outstanding management fees owed during the year ended December 31, 2009.

c)

On April 13, 2010, the Company issued 2,500,000 units at $0.04 per unit for proceeds of $100,000. Each unit is comprised of one common share of the Company and one share purchase warrant which allows the warrant holder to purchase one additional common share at $0.10 per share for a period of three years from the date of purchase.

d)

On June 21, 2010, the Company closed an Option and Lease Agreement (the “Agreement”) to acquire a mining lease and option with Mountain Gold Exploration Inc. for rights to a mineral property located in Mineral County, Nevada. Under the terms of the Agreement, the Company receives the rights for a ten year period in exchange for purchase price of $400,000.