Form 20-F/A
period 2009-12-31
TOMBSTONE EXPLORATION CORP
filed 2011-07-19
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Copy of communications to:

Luis Carrillo, Esq.

Carrillo, Huettel & Zouvas, LLP

3033 Fifth Avenue, Suite 400

San Diego, CA 92103

Telephone: (619) 546-6100

Facsimile: (619) 546-6060

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

     . YES

  X . NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

     . YES

  X . NO

PART II			42
Item 13	Defaults, Dividend Arrearages and Delinquencies		42
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		42
Item 15	Controls and Procedures		43
Item 16	[Reserved]		43
	A.	Audit Committee Financial Expert	43
	B.	Code of Ethics	43
	C.	Principal Accountant Fees and Services	43
	D.	Exemptions from the Listing Standards for Audit Committees.	43
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	43
	F.	Changes in Registrant’s Certifying Accountant	44
PART III			44
Item 17	Financial Statements		44
Item 18	Not Applicable		44
Item 19	Exhibits		45
SIGNATURE			46

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

The financial statements of Tombstone Exploration Corporation for the years ended December 31, 2009, 2008, and 2007  have been audited by M&K CPAS, PLLC, 13831 Northwest Freeway, Suite 575 Houston, TX, 77040.

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

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2005 $ (unaudited)	December 31, 2006 $ (unaudited)	December 31, 2007 $	December 31, 2008 $	December 31, 2009 $
OPERATING DATA:
Revenue	-	-	-	-	-
Gross Profit	-	-	-	-	-
Net Income (Loss)	(546,941)	(4,277,579)	(3,352,421)	(2,696,001)	(1,574,304)
Earnings (Loss) Per Share	(0.48)	(1.02)	(0.11)	(0.06)	(0.03)

BALANCE SHEET DATA:
Cash	116	42,981	239,971	8,625	1,525
Total Assets	116	1,419,203	332,835	83,774	62,604
Total Liabilities	1,015,287	49,149	270,971	365,411	414,045
Shareholders’ Equity (Deficit)	(1,015,171)	1,370,054	61,864	(281,637)	(351,441)

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

In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Activities

The Company is heavily dependent on key employees and contractors, and on our sole officer, the loss of any of whom could have, in the short-term, any negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with key employees and contractors, and an employment agreement with our sole officer.

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

To the best of our knowledge, we now control more mining acreage in the Tombstone district than any other company. Management has structured and positioned the Company to capitalize on today's increasing demand and prices for precious metals and base metals such as copper, lead and zinc. Our acquired mineral rights, consisting of approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona, make the Company is the largest land holder in the Tombstone mining district.

In addition to continuing to explore our current mineral rights, we will seek out and attempt to acquire new properties.

B.

Business Overview

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

Operations

The Company holds 100% of the mineral rights to approximately 11,500 acres in the historical western Tombstone silver mining district. The center of the property is Section 16, 2 miles southwest of the Tombstone town, Cochise County, Arizona. Section 16 comprises many of the historical silver producers in the district including: San Pedro group (Fox claims), State of Maine, Merrimac, Free Coinage, Chance, Bonanza, Santa Ana, Solstice, Annex 40 and 41 (Ace-in-the-Hole), Black Horse, the Joseph group, Mamie, Sailor, Randolph, and Groundhog. The total strike length extension of these structures is estimated to be in excess of 7,000 meters.

Mineralized structures are deep seated fracture/fault zones are considered to be the mineralizing conduits in the district. They trend north-northeast and dip steeply west. Manto-type (lensoid, strata-bound) mineralization has been also recognized in the district. The main host rocks are quartzites, and limestones of the Bisbee Group intruded by the Uncle Sam porphyry complex, also a host rock. In general, the fracture filling mineralized structures are mostly associated with the quartzites and Uncle Sam rock units, while the manto-type mineralized structures are predominantly associated with limestones and limey siltstones.

These deposits are of polymetallic character, and predominantly contain silver, with mineralization of gold, lead, zinc and copper. Manganese oxides which are mineral hosts are observed at the upper sectors of the structures.

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

2007 Drilling Program

In early March 2007, we commenced our reverse circulation drill program. On or about March 21, 2007, we completed the first reverse circulation drill hole (RT-1) to a depth of 500 feet and intercepted silver/gold mineralization when it hit its target at the Tombstone property.

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

The results of this Phase 1 drill program have resulted in identifying a mineral zone that the Company’s management believes is a significant precious metals and base metals discovery. The Company intends an aggressive exploration and comprehensive drilling program.

Following the completion of the Phase 1 Drill Program in 2008, the Company received assay results from rock chip samples on its Tombstone properties. Outcrop samples taken from horizontal projections of mineralized structures away from historical mine workings indicate continuity of silver, gold, lead, zinc, copper and manganese minerals along these structural corridors through the property package. Samples from two structures were collected and taken to Copper States Analytical Lab in Prescott, AZ for gold, silver, lead, zinc, copper and manganese assays.

National Instrument Technical Report

In May 2008, we filed our initial National Instrument Technical Report. SRK Consulting of Tucson, Arizona has completed the Technical Report. SRK is an independent, international consulting group, employing leading specialists in environmental science and mineral engineering. Its seamless integration of services, and global base, has made the company a significant international practice in due diligence, feasibility studies and confidential internal reviews. SRK's global experience and reputation for excellence is widely recognized among the major financial institutions and are repeatedly called upon to advise on and evaluate projects for all types of market transactions. Formed in 1974, SRK employs more than 600 professionals internationally in 31 permanent offices on 6 continents.

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

In April, 2010 the Company resumed the 2009 Drill Program, with the two targets drilled and both having intersected mineralized zones. The Company utilized a portable x-ray diffraction (XRF) machine to get on-site reading of metal levels in the drill cuttings. The results helped the exploration team manage the drilling program. Tombstone's property is underlain by Uncle Sam porphyry and units of the Bisbee Group. Mineralized fissures strike consistently northeast, and many of the fissures exhibit consistent orientation for hundreds of feet along strike. Many fissures have parallel orientations, forming fissure sets. The main mines in this area occur along these northeast-striking fissures. The State of Maine mine occurs in fissures that cut both Bisbee sediments and Uncle Sam porphyry. These structural mineralized fissures are the primary focus of the current exploration program.

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

Summary of Exploration Activities

SUMMARY OF TOMBSTONE’S EXPLORATION HISTORY AND FUTURE EXPLORATION PLANS
Year	Expenditures/ Budget	Source of Funding	Exploration Activities	Persons Conducting Exploration and Qualifications
2007	$1.4 million	Private Placement Agreement with Eurogas, Inc. and other private investors	Geological prospecting R/C Drilling Program Completed 5000 feet of R/C drilling

Dennis Dalton

Chief Geologist

Mr. Dalton received a B.S. in Geology from the University of California Long Beach and a M.S. in Mining Engineering from McKay School of Mines at the University of Nevada. Dating back to 1976, Mr. Dalton has widespread experience in mining geology. Mr. Dalton was an environmental engineer prior.

2008	$1.2 million	Private Placement with Haywood Securities, Cannacord Capital and other private investors	Geological prospecting Assaying and evaluation of information Core Drill Program Completed 5000 feet of core drilling

Francisco P. Montecinos

Former VP of Exploration

Francisco has worked as an exploration geologist for over 40 years in some 20 countries. Of these, the last 25 years has been spent throughout North and Central America as project manager and regional exploration manager for a number of multi-national mining companies. He has degrees from and has also completed studies at numerous universities including Harvard, University of Chile, California-Berkeley and Colorado School of Mines.

2009	$500,000	Private Placements with private investors	Mapping of historical zones Reviewing core samples from prior years Reviewing historical data and drillings from prior years

Lane A. Griffin

Mr. Griffin has more than 30 years experience as a geological consultant exploring for precious metals and uranium.  He spent 4 years in the Army as an officer in the Corps of Engineers.  He is currently the President of Diversified Development Company, the operator of the Lone Jack Gold Mine in Bellingham, Washington.  He received a B.S. in Geology from Washington State University as well as a B.A. in Zoology and D.D.S. from the University of Washington.

2010	$500,000	Private Placement Agreement with Eurogas, Inc. and other private investors	Mapping of historical zones Reviewing core samples from prior years Reviewing historical data and drillings from prior years ZTem Geophysical Program conducted and completed by Geotech Inc.

Steve Radvak, P.E.

Mr. Radvak, P.E., P.Eng., has a B.A.Sc. in Mining and Mineral Processing Engineering from the University of British Columbia. He is a director and the Vice President of Exploration of the Company. He has been the President, Chief Executive Officer, and Director of Compliance Management Inc., since its inception in 1998. Compliance Management, Inc., an environmental service company, has since ceased operations and become Martin’s Fencing Corp., a leader in providing fences, gates and enclosures in Arizona. Mr. Radvak is also a managing member of RM Fencing, LLC (“RM Fencing”) , a company that offers professional installation of fences, gates and other products throughout Arizona.  RM Fencing was originally organized in Arizona under the name Achieva Development, LLC in June of 2006; the name was later changed to RM Fencing in September 2009 .. Mr. Radvak has extensive experience in managing mineral exploration projects in the United States, Canada, Africa and Europe and will be a valuable asset to the Company.

2011	$1,203,800(1)	We are currently looking for investors to finance our 2011 drilling program in the approximate amount of $1.5 million.

Expect to conduct exploration activities from April - September 2011 (dependent upon financing), including:

Geophysical and gravity survey

Review of core samples from prior years

Review of historical data and drillings from prior years

Review and follow-up of ZTEM  Geophysical Program conducted and completed by Geotech Inc. (approximately 2 months to complete)

Execute core drilling program (approximately 4 months to complete)

				Steve Radvak, P.E. (see qualifications above) Dave Wahl Consulting Geologist

1.

Our budget for 2011 consists of the following expenses for a total of $1,203,800:

•

Direct Drilling Expenses:  Drill Company Quote: $560,000; Sample, Assay:  $25,000; Road Building and Reclamation:  $25,000; Updated Geological Report and property mapping: $10,000; Work Truck for property: $10,000; Additional Geophysical work incl. IP and Gravity Survey:  $100,000.

•

Management Expenses: Alan Brown:  $60,000; Steve Radvak:  $52,800.

•

Employee Expenses: Dave Wahl:  $105,600; Scott Davis:  $33,000; Assay, Samples and Data Reporting:  $26,400

•

Office, Travel, Misc. Expenses:  $86,000

•

Professional Service Expenses: Legal, Accounting, Audits: $50,000

•

Permit Expenses: $60,000

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

Local Resources

Tombstone is the nearest town to the Tombstone Project. The U.S. Census Bureau reports a year-2000 population of 1,500 people. Services at Tombstone are marginally adequate to support the requirements of a mining exploration and development project, but other nearby towns (2000 U.S. Census Bureau populations: Wilcox, 3,733; Benson, 4,700; Bisbee, 6,100; and Sierra Vista, 37,775) have services such as drilling contractors, equipment rental and services, engineering services, and a labor force that are more able to support the Project. Sierra Vista is about 18 mi from the project area. The nearest large city, Tucson—located 70 mi northwest of Tombstone along Interstate 10—has a population of more than 485,000 (2000 Census) and has company, service, and contractor resources that may not be available locally. Other cities at a greater distance (Phoenix, Arizona; Las Cruces and Albuquerque, New Mexico) also are able to provide services to support exploration and mining in the area.

Surface water is scarce and groundwater supplies are somewhat limited. Walnut Gulch to the north is an ephemeral stream, as is the San Pedro River to the west. In 1882 a pipeline was constructed to bring drinking water to Tombstone from the Huachuca Mountains, 27 mi to the west. The town has municipal wells that supply the needs of the town population.  Ranchers in outlying areas obtain domestic and stock water from private wells.  Water supplies for development and mining would come from groundwater sources in the area.  Arizona Department of Water Resources (ADWR) well records for the area indicate the water table is generally shallow, 200 to 400 feet below ground surface.

Telephone and electric power are available to the area, providing service to local ranchers and small service companies located outside of the town. Telephone service is provided by Qwest. Internet and television services also are available locally. Electric power is supplied through Sulphur Springs Valley Electric Cooperative, with 440V, three-phase lines nearby. One-ten and 220 power lines cross the property. Postal services are available by post offices boxes and ground delivery. UPS, DHL, and Federal Express also are available locally.

Gas and diesel stations are 2 mi from the property, and major fuel supply stations are 15 mi away in Sierra Vista. El Paso Gas has a gas line that crosses the northeast corner of Sec. 7, T20S-R22E.  Section 7 is held by Arizona State Exploration Permit 08-111864. The Southern Pacific railroad line parallels the San Pedro River.

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

The Company believes it can overcome this competition due to its location in a historical mining area, year-round working conditions and nearness to major population centers of Tucson and Phoenix, AZ. Additionally, experienced mining professionals have assisted in developing the corporation and have many contacts in the industry.

In the local area of Tombstone, there is essentially no competition. Several small companies and a junior Canadian firm (Southern Silver Exploration) hold small parcels of land. To our knowledge, we are the largest individual holder of land. The Company controls land from approximately the city limits to the protected San Pedro River Basin area.

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

The Company holds eight patented mining claims, 330 unpatented mining claims, and 13 state mineral exploration permits. The Company represents that all unpatented claim filings are current and that the claims are valid until August 31, 2011 when the next annual maintenance fee payments and filings are due.

The unpatented claims and state exploration permits are administered by the BLM and State of Arizona, respectively, and have different requirements to maintain the claims/permits in good standing.  To maintain unpatented claims in good standing, a claim holder must pay a $125-per-claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00-per-claim recording fee to Cochise County where the claims are located. [Note: Initial BLM claim fees and filing costs for new claims total $170 per claim; that total includes an initial $30.00 claim location fee, plus the annual maintenance fee of $125 and a process fee of $15.] The BLM requires that all claims use an assessment year from September 1 through August 31. The fees for the current assessment year were paid by the Company upon filing; all claim assessment fees for the next year are due on August 31, 2011.

To maintain state mineral exploration permits in good standing, the permit holder must renew each permit annually (up to four times, for 5 years total) and pay an annual rental fee. The rental fee to the state is $2.00-per-acre to cover the first 2 years (due when the application is approved) and an annual rental fee of $1.00-per-acre for years 3 through 5. In addition the permit holder must make an annual exploration expenditure of at least $10.00 per acre for the first 2 years, and an annual exploration expenditure of at least $20.00 per acre for the next 3 years. The initial six permits were filed on July 26, 2007 and the other seven permits were filed on February 12, 2008. The assessment obligation on the exploration permits is $57,536.30 per year for the first 2 years ($10 per acre) and $115,072.60 per year for the remaining three years ($20 per acre).  Property taxes on the patented claims totaled $43.68 for 2007.

The state lands are covered by Arizona State Mineral Exploration Permits, which are administered by the Arizona State Land Department.  Permits to conduct drilling in Arizona are administered by the Arizona Department of Water Resources (ADWR). Permits to conduct exploration drilling on BLM lands require either a Notice of Intent or a Plan of Operations, depending upon the amount of new surface disturbance that is planned. A Notice of Intent is for planned surface activities that anticipate less than 5.0 acres of surface disturbance, and usually can be obtained within a 30 to 60 day time period. A Plan of Operations will be required if there is greater than 5.0 acres of new surface disturbance involved with the planned exploration work. A Plan of Operations can take several months to be approved, depending on the nature of the intended work, the level of reclamation bonding required, the need for archeological surveys, and other factors as may be determined by the BLM. No other permits are required for exploration drilling.

The Company has a Notice of Intent – Mineral Exploration Drilling AZA33591 to conduct drilling on BLM claims in Secs. 9 and 10, T20S-R22E. The permitted drilling was partially completed in 2007 with the drilling of holes TEM 1, TEM 2, and TEM 3. The Company also has received conditional approval, upon completion of archaeological and cultural resource surveys, to drill in Sec. 16, T20SR22E under Arizona State Exploration Permit 08-111868.

Quality Control Procedures (QA/QC)

The bagged and sealed sample splits from the RC drill holes are transported to a secure storage shed at the office site by Company employees. The dry samples are further reduced by crushing them to 3/4 inch-minus with a “chipmunk” jaw crusher and splitting the crushed sample with a riffle splitter.  The crusher and the splitter are then both cleaned with a brush and compressed air after preparation of each sample. The sample splits for the laboratory are reduced to approximately 10 lbs or less prior to submission to the laboratory.  The prepared samples are bagged, labeled, and sealed and taken to the analytical laboratory, Mountains States R&D International, Inc. (MSRDI), an Arizona certified assay laboratory, in Vail, Arizona for analyses by fire assay (gold and silver) and by atomic absorption (AA) (all other analyses). The splits that are not shipped for assay are reduced to approximately 1 lb to be retained for reference at the project site and they are stored in a secure steel shipping storage container.

Laboratory rejects are discarded during the process of reducing sample splits to approximately 1-lb samples for retention. The retained sample splits are derived from the original samples and kept in storage while another split is sent for analysis. The pulps are retained and stored in a locked onsite office building.

Samples collected from other locations in the project area (surface outcrops, mine dumps, trenches, and underground workings) are collected, bagged, labeled, sealed, logged, and transported. The samples are prepared for storage or for shipment to the analytical laboratory in the following manner: Dry samples are reduced by first crushing them to 3/4 inch-minus with a “chipmunk” jaw crusher and then splitting the crushed sample using a riffle splitter. The crusher and splitter are then both cleaned with a brush and compressed air after preparation of each sample. Wet samples are dried and then processed in the same manner. The prepared samples are bagged, labeled, and sealed and taken to MSRDI for analysis. The splits that are not shipped for assay are retained for reference at the project site in a secure storage container.

All sampling and sample preparation of coarse crushed (3/4 inch-minus) are conducted by the Company’s employees. Sample pulp preparation is conducted at MSRDI.  All samples are shipped to MSRDI.   All gold and silver analyses are obtained by fire assay. All other analyses (Cu, Pb, and Zn) are obtained by atomic absorption (AA) with standard digestion.

Samples collected from surface sites, trenches, underground workings, and the 2007 drilling program (prior to November 2007) did not include blanks, duplicates, reference standards, or other industry standard QA/QC procedures.

Quality control procedures began at the Tombstone Project approximately November 2007. Ten samples collected underground from the Santa Ana mine (NE¼ NE¼ Sec. 16, T20S-R22E) on October 30, 2007 were submitted to the laboratory (MSRDI) with blanks and reference standards. The reference samples were obtained from Minerals Exploration and Environmental Chemistry, Reno, Nevada. Blanks were prepared by crushing and bagging cinder blocks. Results received for these samples are used to assess the accuracy of the MSRDI analyses. Check samples on the order of 5 to 10 percent of the number of samples were sent to ALS Chemex, Reno, Nevada and from there were forwarded to their laboratory in Canada for analysis. The pulps that were returned from the primary laboratory were used as the check-sample materials.

Samples are stored at the Company office site in a secure storage container or in the Company laboratory, which is locked during nonworking hours.

As of the date of our Technical Report, SRK concluded that the sampling procedures were acceptable and within industry standards with the exception of initial sample preparation by the Company. Coarse crushed sample preparation onsite by the property owner is not common industry standard practice unless logistics and distance from the labs are a major factor. It may be acceptable going forward, if the newly implemented QA/QC procedures incorporate sufficient checks to demonstrate that the initial sample preparation imparts no contamination or bias.

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

Our property consists of mineral rights to approximately 11,500 acres of historical mining land southwest, south and southeast of Tombstone, Arizona. We control one of the largest mining properties in Arizona. The Tombstone Project is located on patented mining claims, public lands administered by the Bureau of Land Management, and state lands administered by the Arizona State Land Department. The property consists of four non-contiguous parcels situated in Sections 7 and 18, Township 20 South, Range 23 East; Sections 7–10 and 15–20, Township 20 South, Range 22 East; Sections 24–26 and 36, Township 20 South, Range 22 East; Sections 19, 30, and 31, Township 20 South, Range 23 East; and Sections 20 and 21, Township 21 South, Range 23 East.  An overview map of the four parcels is shown below, followed by a detailed look at the magnitude of the property size compared to the city of Tombstone.

Acquisition of our Claims

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

The Company has continued to submit all necessary documentation to renew BLM claims, leases and mineral rights to property totaling approximately 11,500 acres.

The map below details the Company’s holdings in the Tombstone district:

XMap® 4.5

= Tombstone Exploration Corp. TMBXF.OB
= Rio Plata
= Southern Silver Exploration Corp. SSV.V

Data use subject to license.
© 2004 DeLorme. XMap® 4.5.
www.delorme.com

MN (10.5° E)

0 ½ 1 1½ 2 mi

Data Zoom 12-0

Recent Acquisitions

On June 2, 2010, the Company received permits, approved by the Arizona State Land Department, encompassing five sections, totaling approximately 2,500 acres in the Tombstone Mining District that are surrounding the Company's current holdings. The rocks in these parcels are principally the Bisbee Group sediments and metasediments that have been highly productive in both the Tombstone Mining District and in the Warren (Bisbee) Mining District, Arizona.

On June 8, 2010, the Company acquired additional land, comprising 240 acres, to the south of its current holdings. Additionally, the Company is finalizing details and budgets for an airborne geophysical program over the entire Tombstone district. The proposed geophysical program will use the ZTEM system which has been used for deep targets. Follow-up work may include geochemical surveys, prior to selecting additional drill targets. This geophysical exploration is targeting the deep copper potential in the district.

On June 21, 2010, the Company closed a leasing agreement on the Eagleville property in Mineral County, Nevada. Eagleville is located along the northeast boundary of the Walker Lane structural zone in the Regent-Rawhide Mining District, Mineral County, Nevada. Terms of the agreement include a lease to purchase provision within the 10 year lease.  The Company believes the extensive surface alteration of the Eagleville property creates potential for both open-pit and underground gold production.  With the price of gold continuing to rise, the value of the Eagleville prospect is predicted to rise at a consistent rate with the price of gold. Rising mineral values with expenditures that remain constant will benefit the Company enormously.

Our Claims

SUMMARY OF THE COMPANY’S CLAIMS
Number / Type of Claims	Ownership / Interest in Property	Duration of Interest	Location	Acreage	Agreements / Royalties	Annual Fees / Maintenance / Permits
300 Unpatented Lode Claims

Fully controlled by the Company except 24 claims (Silver Bullet 5-14 and 31-34, staked over a Stock Raising  Homestead Entry (SRHE))

Company has the right to enter for exploration purposes

No surface rights

		Claims are valid until August 31, 2011 when the next annual maintenance fee payments and filings are due.	U.S. federal lands administered by U.S. Bureau of Land Management (BLM).	5,726.10 acres	No royalty agreements on federal mining claims.

Annual maintenance fees for the claims, as follows: $125 per claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00 per claim recording fee to Cochise County where the claims are located. To be paid by the Company.

8 Patented Lode Claims	Undivided 100 percent mineral interest in the claims as both the record mineral owner and the assessed mineral owner No surface rights	Claims are valid as long as the Company continues to hold title.	Private Land	145.58 acres	1.5 percent net smelter revenue royalty, payable upon production.	None

13 State of Arizona Mineral Exploration Lease Permits	Exclusive right to explore for and develop minerals on the lands State of Arizona is the record surface and mineral owner of land Company is the record permittee of the state lands	The initial six permits were filed on 7/26/2007 and must be renewed on 7/26/2011; the other seven permits were filed on 2/12/2008 and must be renewed on 2/12/2011.	Arizona state lands	5,753.63 acres	State mineral exploration permits, when converted to mining leases, will have royalties assigned to them by the State of Arizona.	$57,536.30 per year for the first 2 years ($10 per acre) and $115,072.60 per year for the remaining three years ($20 per acre). To be paid by the Company.

THE COMPANY’S UNPATENTED MINING CLAIMS
CLAIM NAME / NUMBER	SERIAL NO	MC LOC DATE	TOWNSHIP	RANGE	SECTION	QUARTER SECTION
TEMCORP #1	AMC388996	12/14/2007	20	22	07	SE
TEMCORP #2	AMC388997	12/14/2007	20	22	07	NE
TEMCORP #3	AMC388998	12/14/2007	20	22	08	NW
TEMCORP #4	AMC388999	12/14/2007	21	23	20	SW
TEMCORP #5	AMC389000	12/14/2007	21	23	20	SW
TEMCORP #6	AMC389001	12/14/2007	21	23	20	NW
TEMCORP #7	AMC389002	12/14/2007	21	23	20	NW
TEMCORP #8	AMC389003	12/14/2007	21	23	21	NW
TEMCORP #9	AMC389004	12/14/2007	21	23	21	NW
TEMCORP #10	AMC389005	12/14/2007	21	23	21	SW
TEMCORP #11	AMC389006	12/14/2007	21	23	21	SW

THE COMPANY’S PATENTED MINING CLAIMS
CLAIM NAME	MINERAL SURVEY NO.	CLAIM ACREAGE
Maine	M.S. # 579	18.33
Merrimac	M.S. # 175	20.61
Clipper	M.S. # 273	13.41
Triple X	M.S. # 577	15.27
Brother Jonathan	M.S. # 578	17.28
Lowell	M.S. # 797	20.59
May	M.S. # 317	19.43
Red Top	M.S. # 190	20.66
TOTAL ACREAGE:		145.58

THE COMPANY’S EXPLORATION LEASING PERMITS FOR THE STATE OF ARIZONA
LEGAL DESCRIPTION	KE – LEASE NO.	ACRES
T20S-R22E, G&SRM Section 18: Lots 1-4, E½ W ½, NE, NW SE & S½ SE	08-111863	603.00
T20S-R23E, G&SRM Section 7: Lots 1-4, E½ W ½ & E½	08-111864	638.80
T20S-R22E, G&SRM Section 19: Lots 1-4, E½ & E½ W ½	08-111865	642.72
T20S-R22E, G&SRM Section 8: Lot 2, SW & NW SE	08-111866	236.76
T20S-R22E, G&SRM Section 7: Lots 1-4, N½ NE, S½ SE & E½ W½	08-111867	481.88
T20S-R22E, G&SRM Section 16: Lots 1, 4, 13, 5, 10, 11, 12, 14 NE SW, S½ SW; Lot 3 & Lot 6; Parts of Lots 2, 4, 7 & 9 (Described by metes & bounds)	08-111868	420.44
T20S-R22E, G&SRM Section 26: NE, E½ NW	08-112344	240.00
T20S-R22E, G&SRM Section 36: N½ NE, NE NW, S½	08-112345	440.00
T20S-R22E, G&SRM Section 25: E½, E½ W½	08-112346	480.00
T20S-R22E, G&SRM Section 24: SE, E½ SW	08-112347	240.00
T20S-R23E, G&SRM Section 31: Lots 1-2, NE, E½ NW, NE SW, N½ SE	08-112348	439.50
T20S-R23E, G&SRM Section 30: NENE LY E of 95-85974, Lots 1-4, E½ W½, E½ LY E W S of 95-85974	08-112349	571.25
T20S-R23E, G&SRM Section 19: Lots 1-4, E½ SW, E½ SE	08-112350	319.28
Total Acres Permitted		5753.63

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

Juniors typically spend the majority of their money locating new potential areas, proving up a portion of reserves through geological studies, analyses and drilling, and then initialing small scale operations. During that period most successful juniors draw the attention of and team in some way with a major producer.

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

The majority of veins and mineralized structures within the Tombstone District and neighboring districts exhibit the same northeast alignment as the above noted structure. In neighboring districts along the NE rift, silver and gold mineralization occur in igneous and sedimentary rocks, suggesting mineralization is pervasive and of considerable extent along this northeast trending, regional rift.

This structural trend of mineralization presents an exploration potential of tremendous magnitude, with precious metals and base metals distributed along and adjacent to the structure.

Geologic evaluation of structures within the Tombstone basin suggest that mineralization similar to that historically mined, could support an open pit heap leach operation such as that conducted by Tombstone Exploration, Inc., circa 1980 to 1985.

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

The wall rock alterations indicate the silver and gold mineralization should extend away from the veins into the wall rocks. Most of the veins observed appear to be fissure fillings within fractured intrusive dikes and sills. Aplite and Andesite porphyry dike rocks appear in fissure veins of the West Tombstone-Solstice area.

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

This intense alteration was observed to occur in the footwall of a low angle, reverse fault. This is a typical location for the deposition of Carlin-Type mineralization as mineral bearing fluids tend to pond or be trapped beneath impermeable rocks or clays associated with these faults.

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

2.

Location

Plan: The Company’s property location in a known metal and mineral area with easy access, historical production, mining friendly community and ease of permitting puts the Company in a position for success. The Company will continue to identify areas on the property for mill site operation, improve off-road access and work closely with the city of Tombstone and the community at large to offer employment opportunities. The Company will also interface with the state levels in Arizona to establish itself as a significant contributor to the state economy.

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

4.

Cost of development and operation

Plan: The Company may establish a small production operation, subject to permitting, financing and sufficient resources, to begin silver and gold production with material from existing known sites. As drill targets identify key areas for drilling, the operation will be expanded to two large scale mill sites. The Company firmly believes from the geological report, sampling and historical production in the area, that a low cost / high profit operation will be developed.

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

During the year ended December 31, 2009 we had a net loss of $1,574,304 and a loss per share of $0.03 per share compared to $2,696,001 and a loss per share of $0.06 per share for the year ended December 31, 2008. The net loss for the year ended December 31, 2009 was attributed to $137,604 of general and administrative expenses, $120,000 of management fees, $48,000 of accretion expense relating to beneficial conversion feature of our convertible note payable, $917,876 of consulting expense, professional fees of $440,128 mineral property exploration costs of $49,423, and offset by a gain on the fair value of the derivative liability of $138,727 .. The decrease in net loss was attributed to overall declines in mineral property costs of $306,298 due to lower levels of activity in exploration costs during the year, decreases of $282,318 in consulting services and $385,090 in general and administrative costs based on lower amounts of stock-based compensation for services incurred by management and consultants to the Company, and a net change of $138,727 in fair value of derivative liability.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

For the years ended December 31, 2008 and 2007, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2008 we had a net loss of $2,696,001and a loss per share of $0.06 per share compared to $3,352,451 and a loss per share of $0.11 per share for the year ended December 31, 2007. The net loss for the year ended December 31, 2008 was attributed to $499,543 of general and administrative expenses, $112,987 of management fees, $1,193,774 of consulting expense, professional fees of $476,575, mineral property exploration costs of $355,721, and a loss on the fair value of the derivative liability of $57,401. The decrease in net loss was attributed to overall declines in mineral property costs of $554,279 due to the fact that the value of the mineral properties were fully impaired during fiscal 2007.

B.

Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2010. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2009, we had cash on hand of $1,525 compared with $8,625 as at December 31, 2008. The decrease in cash was attributed to the fact that the Company issued private placements for $270,500, proceeds of loans payable of $59,810 and net financing of $148,978 from our President and Chief Executive Officer compared with net cash use from operations of approximately $486,388. Liabilities consisted of accounts payable and related party payables totaling $5,717 (2008 - $27,144), amounts due to related parties of $306,304 (2008 - $157,325), loan payable of $59,810 (2008 - $nil), and fair value of derivative liability of $42,214 (2008 - $nil).  The increase in overall liabilities is attributed to the fact that the Company had limited cash flows during the year to repay outstanding obligations. The Company has not incurred any interest penalties with respect to its accounts payable and there are no known or threatened credit claims against the Company for its outstanding liabilities.

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

Alan M. Brown - Mr. Brown has invested many years in the development and success of the Company.  Mr. Brown is to be accredited with steering the Company to being the largest mineral rights land holder in the Tombstone Mining District and is now focused on developing its huge resource potential. His extensive background in financial accounting is credited for the success of the Company. He is very experienced in corporate mergers & acquisitions, real estate acquisitions and real estate development. Prior to working for the Company, Mr. Brown was the controller of a real estate development company involving multi-million dollar projects. Mr. Brown spent many years with a chartered accounting firm on Vancouver Island preparing year end reports and tax planning for a range of companies.  Mr. Brown has a great understanding of the Tombstone Mining District area and geography.

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

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2009 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compensation
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions
Alan M. Brown	2009	$120,000	NIL	NIL	NIL	NIL	NIL
CEO and Director	2008	$120,000	NIL	NIL	NIL	NIL	NIL
	2007	$120,000	NIL	NIL	NIL	NIL	500,000(1)

(1)

Represents bonus of 5,000,000 shares of restricted common stock issued to Mr. Brown in May 2007 which was due as part of his Employment Agreement.

C.

Board Practices

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the our Articles of Incorporation and Bylaws.   Our incumbent directors continue their service, in their current capacity, until they either resign or are removed and until their successors are elected.  The Company's last annual regular general meeting was held on September 6, 2001, at which time Alan Brown was elected as a Director. Mr. Brown has continued in his office as Director since his election in 2001. Director vacancies may be filled by a majority of the remaining directors or by a sole remaining director.  On January 28, 2011, Steven Radvak was elected to serve as a member of the Board of Directors by the sole remaining director, Alan Brown.

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

D.

Employees

As of July 7, 2010, we have 3 employees including Alan Brown (see above description under “Directors and Senior Management”), Steve Radvak and Scott Davis.  From time-to-time, the Company may engage various consultants, as independent contractors, to assist the Company with its drilling programs.  The Company has no relationship with any labor/trade unions.

Steve Radvak, P.E., Vice President of Exploration, Director

Mr. Radvak, P.E., P.Eng., has a B.A.Sc. in Mining and Mineral Processing Engineering from the University of British Columbia. He serves as a director and the Vice President of Exploration for the Company. He has been the President, Chief Executive Officer, and Director of Compliance Management Inc., since its inception in 1998. Compliance Management, Inc. is an environmental service company, which then became Martin’s Fencing Corp., a leader in providing fences, gates and enclosures in Arizona. Mr. Radvak is a managing member of RM Fencing, LLC, which was originally organized in Arizona as Achieva Development, LLC in June of 2006.

Scott Davis, Vice President Project Manager

A member of the 5th generation of a mining family in Tombstone, Arizona, Mr. Davis has been exposed to the various aspects of mining all of his life.  Mr. Davis has worked for the Company since 2005 and has brought to our business over ten years of experience in underground mining and three years of experience as a cyanide recovery plant supervisor for PBR Minerals.  He has also built, or assisted in building, various small mills and plants.  He has worked for the State of Maine Mining Company assisting in the manufacturing of Merrill Crowe Cyanide precipitation plants.  Holding an Associate’s Degree as an Environmental Facilities Technician, he has studied electrical controls, HVAC, and mechanical engineering. In addition, Mr. Davis has another 15 years of experience working with heavy equipment and has held numerous supervisory positions in the construction industry.

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

The following is a table indicating the price history of Company's Common Stock:

Year/Period	High	Low
2007	.75	.16
First Quarter 2008	.43	.20
Second Quarter 2008	.48	.15
Third Quarter 2008	.43	.10
Fourth Quarter 2008	.19	.05
First Quarter 2009	.26	.06
Second Quarter 2009	.11	.05
Third Quarter 2009	.08	.05
Fourth Quarter 2009	.08	.04

Month	High	Low
Jan. 2010	.07	.04
Feb. 2010	.08	.06
March 2010	.10	.05
April 2010	.11	.09
May 2010	.12	.08
Through June 30, 2010	.11	.07

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

C.

Material Contracts

With the exception of the contracts listed below, or those described elsewhere in this Form 20-F/A or in the Company’s Form 6-K filings, we have not entered into any material contracts during the last twenty-four months other than those in the ordinary course of business.

(1)

On June 2, 2010, the Company received permits, approved by the Arizona State Land Department, encompassing five sections, totaling approximately 2,500 acres in the Tombstone Mining District that are surrounding the Company's current holdings. The rocks in these parcels are principally the Bisbee Group sediments and metasediments.

(2)

On June 8, 2010, the Company acquired additional land, comprising 240 acres, to the south of its current holdings. Additionally, the Company is finalizing details and budgets for an airborne geophysical program over the entire Tombstone district. The proposed geophysical program will use the ZTEM system which has been used for deep targets. Follow-up work may include geochemical surveys, prior to selecting additional drill targets. This geophysical exploration is targeting the deep copper potential in the district.

(3)

On June 21, 2010, the Company closed a leasing agreement on the Eagleville property in Mineral County, Nevada. Eagleville is located along the northeast boundary of the Walker Lane structural zone in the Regent-Rawhide Mining District, Mineral County, Nevada. Terms of the agreement include a lease to purchase provision within the 10 year lease.  The Company believes the extensive surface alteration of the Eagleville property creates potential for both open-pit and underground gold production.  Rock samples obtained from the Eagleville prospect have been measured as high as 1.394 opt. With the price of gold continuing to rise, the value of the Eagleville prospect is predicted to rise at a consistent rate with the price of gold. Rising mineral values with expenditures that remain constant will benefit the Company enormously.

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

G.

Statement By Experts

The financial statements of our company as of December 31, 2009, 2008, and 2007 included in this report have been audited by, M&K CPAS, PLLC as stated in their reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Defaults, Dividend Arrearages and Delinquencies.

None

Item 14

 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15 under the Exchange Act, our management, including Alan Brown, our Chief Executive Officer, Chief Financial Officer, and Director, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009.

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

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

F.

Change in Registrant’s Certifying Accountant

On June 10, 2009, M&K CPAS, PLLC (“MKC”) was appointed as the registered independent public accountant for the Company for the year ended December 31, 2008.  On June 10, 2009, Moore & Associates, Chartered (“Moore”), was dismissed as the registered independent public accountant for the Company. The decisions to appoint MKC and dismiss Moore were approved by the Board of Directors of the Company on June 9, 2009.

Other than the disclosure of uncertainty regarding the ability for us to continue as a going concern which was included in our accountant’s report on the financial statements for the year ended December 31, 2007, Moore’s reports on the financial statements of the Company for the years ended December 31, 2007 and December 31, 2006 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2007 and 2006, and the subsequent interim period up through the date of Moore’s dismissal on June 10, 2009, there were no disagreements with Moore on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moore, would have caused Moore to make reference thereto in its report on the Company’s financial statements for such years. Further, there were no reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K occurring within the Company’s two most recent fiscal years and the subsequent interim period up through the date of Moore’s dismissal on June 10, 2009.

The audit report of Moore for the financial statements of the Company as of December 31, 2007, which audit report also includes the financial statements as of December 31, 2006, contained a separate paragraph stating:

“The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred an accumulated deficit of $16,029,547, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the Company’s two most recent fiscal years and the subsequent interim period up through the date of engagement of MKC on June 10, 2009, neither the Company nor anyone on its behalf consulted MKC regarding (1) the application of accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on the Company's financial statements, (3) written or oral advice provided to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

In addition to the above, the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation.

The Company provided Moore with a copy of the disclosures we made in response to Item 16F(a) of Form 20-F and requested Moore to furnish a letter addressed to the Commission stating whether it agrees with the above statements made in response to this Item 16F(a) and, if not, stating the respects in which it does not agree.  Moore advised, under the advice of counsel, that he will not provide such a letter to the Commission.

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2009 and 2008, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years ended December 31, 2009, 2008, and 2007 and for the period from re-entry into the Development Stage January 1, 2006 to December 31, 2009.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description of Exhibit	Filing
1.01	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.02	Bylaws	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.03	Certificate of Name Change dated June 5, 2000.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.04	Certificate of Name Change dated September 17, 2004	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 15, 2005.
1.05	Certificate of Name Change dated February 5, 2007.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 8, 2007.
2.01	Form of Securities Purchase Agreement	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 17, 2007.
2.02	Form of Subscription Agreement and Form of Warrant for Private Placement	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on December 20, 2007.
2.03	Form of U.S. Private Placement Subscription Agreement.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on September 12, 2008.
2.04	Form of Non-U.S. Private Placement Subscription Agreement	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on September 12, 2008.
4.01	Asset Purchase Agreement between Pure Capital Incorporated and Red Hawk Exploration and Development, Inc. dated November 27, 2006.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 9, 2007.
4.02	Purchase Agreement by and between Tombstone Exploration Corporation and Donald Heck dated February 27, 2007.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on March 8, 2007.
4.03	Employment Agreement by and between Tombstone Exploration Corporation and Alan Brown dated January 1, 2009.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 10, 2009.
4.04	Consulting Agreement between Tombstone Exploration Corporation and Steve Radvak dated April 28, 2010.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 16, 2010.
4.05	Stock Purchase Agreement between Tombstone Exploration Corporation and Eurogas, Inc. dated April 28, 2010.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 16, 2010.
4.06

Exploration and Mining Lease and Option to Purchase Agreement by and between Tombstone Exploration Corporation through its subsidiary, American Eagle Minerals Inc., and Mountain Gold Exploration, Inc. and Lane A. Griffin and Associates dated May 27, 2010.

Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 14, 2010.
8.01	Subsidiaries of the Registrant	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 16, 2010.
11.01	Code of Ethics	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 17, 2007.
12.01

Certification of Chief Executive Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Filed herewith.
12.02

Certification of Chief Financial Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Filed herewith.
13.01	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOMBSTONE EXPLORATION CORPORATION

(Company)

/s/ ALAN BROWN

ALAN BROWN

President and Director

DATED on the 18th day of July, 2011

Tombstone Exploration Corporation

(An Exploration Stage Company)

December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (An Exploration Stage Company) (the “Company”) as of December 31, 2009 and 2008 and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2009, 2008, and 2007 and accumulated from January 1, 2007 to December 31, 2009.  The period from January 1, 2006 (date of inception) to December 31, 2006 were audited by other auditors.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note 9 to the financial statements, the Company has restated its financial statements as of and for the years ended December 31, 2007, 2008, and 2009.  These misstatements were the result of errors discovered during the conduct of audit procedures performed for the audit of the year ended December 31, 2007.  These restatements for the year ended December 31, 2007 required the updating of the financial statements for the years ended December 31, 2008 and 2009.  No material errors related to the years ended December 31, 2009 or 2008 were detected and as a result no changes are being made for transactions occurring during this period.

/s/ M&K CPAS, PLLC

www.mkacpas.com

Houston, Texas

July 16, 2010(with the exception of Note 9, and the audit of the statements of operations and cash flows for the period ending December 31, 2007 which is as of July 18, 2011)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

(expressed in U.S. dollars)

(Restated – Note 10)

	December 31, 2009 (restated) $	December 31, 2008 (restated) $

ASSETS

Current Assets

Cash	1,525	8,625

Total Current Assets	1,525	8,625

Property and Equipment	61,079	75,149

Total Assets	62,604	83,774

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities

Accounts Payable	5,717	21,464

Accrued Liabilities	–	5,680

Due to Related Parties	306,304	157,326

Loan Payable	59,810	–

Derivative Liability	42,214	180,941

Total Liabilities	414,045	365,411

Stockholders’ Deficit

Common Stock Authorized: unlimited common shares, with no par value Issued and outstanding: 59,287,533 and 41,810,865 common shares, respectively	15,023,850	12,227,850

Common Stock Subscribed	64,000	1,403,500

Additional Paid-In Capital	5,014,842	4,966,842

Accumulated Deficit	(8,538,759)	(8,538,759)

Accumulated Deficit During the Exploration Stage	(11,915,374)	(10,341,070)

Total Stockholders’ Deficit	(351,441)	(281,637)

Total Liabilities and Stockholders’ Deficit	62,604	83,774

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations

(expressed in U.S. dollars)

(Restated – Note 10)

	For the Year Ended December 31, 2009 (restated)	For the Year Ended December 31, 2008 (restated)	For the Year Ended December 31, 2007 (restated)	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2009 (restated)
	$	$	$	$

Revenue	–	–	–	–

Expenses

Accretion Expense	48,000	–	–	48,000
Consulting Services	917,876	1,193,774	553,140	2,724,790
General and Administrative	137,604	499,543	1,128,107	6,806,500
Impairment of property and equipment	–	–	8,033	8,033
Management Fees	120,000	112,987	507,013	740,000
Mineral Properties	49,423	355,721	910,000	1,315,144
Professional Fees	440,128	476,575	119,281	1,061,776

Total Expenses	1,713,031	2,638,600	3,225,574	12,704,243

Other Income (Expenses)

Gain on Forgiveness of Debt	–	–	–	834,390
Gain (Loss) on Fair Value of Derivatives	138,727	(57,401)	(123,540)	(42,214)
Interest Expense	–	–	(3,307)	(3,307)

	138,727	(57,401)	(126,847)	788,869

Loss from Continuing Operations	(1,574,304)	(2,696,001)	(3,352,421)	(11,915,374)

Discontinued Operations	–	–	–	(8,538,759)

Net Loss	(1,574,304)	(2,696,001)	(3,352,421)	(20,454,133)

Net Loss Per Share – Basic and Diluted Net Loss Per Share – Basic and Diluted	(0.03)	(0.06)	(0.11)

Weighted Average Shares Outstanding	53,755,100	44,669,700	29,770,000

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

(Restated – Note 10)

	For the Year Ended December 31, 2009 (restated)	For the Year Ended December 31, 2008 (restated)	For the Year Ended December 31, 2007 (restated)	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2009 (restated)
	$	$	$	$

Operating Activities

Net Loss For The Year	(1,574,304)	(2,696,001)	(3,352,421)	(11,915,374)

Adjustments to reconcile net income to net cash provided by operating activities:

Amortization Expense	14,070	17,715	16,024	47,809
Accretion Expense	48,000	–	–	48,000
Common stock issued for services	1,122,000	149,000	774,300	2,077,718
Common stock subscribed for services	64,000	1,403,500	–	1,467,500
Common stock issued for management fees	–	–	500,000	500,000
Impairment of Mineral Properties	–	–	910,000	910,000
Impairment of Property and Equipment	–	–	8,033	8,033
Gain on Forgiveness of Debt	–	–	–	(834,390)
Loss (Gain) on Fair Value of Derivatives	(138,727)	57,401	123,540	42,214
Stock-Based Compensation	–	–	–	4,952,286

Changes in operating assets and liabilities:

Prepaid Expenses	–	–	76,222	76,222
Accounts Payable and Accrued Liabilities	(21,427)	(29,709)	21,381	(163,570)

Net Cash Used In Operating Activities	(486,388)	(1,098,094)	(922,921)	(2,783,552)

Investing Activities

Acquisition of Mineral Properties	–	–	(10,000)	(110,000)
Purchase of property and equipment	–	–	(108,177)	(116,921)

Net Cash Used in Investing Activities	–	–	(118,177)	(226,921)

Financing Activities

Proceeds from issuance of common shares	270,500	800,000	885,000	2,055,500
Proceeds from loans payable	59,810	–	–	59,810
Proceeds from related parties, net	148,978	66,748	353,088	896,572

Net Cash Provided By Financing Activities	479,288	866,748	1,238,088	3,011,882
Increase (Decrease) in Cash	(7,100)	(231,346)	196,990	1,409
Cash – Beginning of Period	8,625	239,971	42,981	116
Cash – End of Period	1,525	8,625	239,971	1,525

Supplemental Disclosures
Interest paid	–	–	–	–
Income tax paid	–	–	–	–

Non-Cash Investing and Financing Activities
Cancellation of common shares	–	–	(400,000)	(420,756)
Common shares issued to acquire mineral properties	–	–	–	800,000
Common shares issued to settle debt and services	–	–	300,000	1,076,600
Common shares issued for finders fees	–	28,000	35,000	63,000

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation.

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2009

(expressed in U.S. dollars)

(Restated – Note 10)

	Common Stock		Additional Paid-In Capital	Common Stock Subscribed	Accumulated Deficit	Accumulated Deficit During the Development Stage	Total
	Shares	Par Value
	#	$	$	$	$	$	$
Balance – January 1, 2006 (Date of Inception)	1,568,324	7,468,288	56,800	–	(8,538,759)	–	(1,013,671)

Cancellation of common shares	(207,562)	(20,756)	20,756	–	–	–	–

Issuance of common shares for cash	1,000,000	100,000	–	–	–	–	100,000

Issuance of common shares for acquisition of mineral properties	8,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for services	8,017,103	809,018	–	–	–	–	809,018

Issuance of share purchase warrants	–	–	4,952,286	–	–	–	4,952,286

Net loss for the year	–	–	–	–	–	(4,292,648)	(4,292,648)

Balance – December 31, 2006	18,377,865	9,156,550	5,029,842	–	(8,538,759)	(4,292,648)	1,354,985

Cancellation of common shares	(4,000,000)	(400,000)	–	–	–	–	(400,000)

Issuance of common shares for services	15,743,000	1,574,300	–	–	–	–	1,574,300

Issuance of common shares for cash at $0.10 per common share	3,850,000	385,000	–	–	–	–	385,000

Issuance of common shares for cash at $0.20 per common share	2,500,000	500,000	–	–	–	–	500,000

Issuance of common shares for finders fee	175,000	35,000	(35,000)	–	–	–	–

Net loss for the year	–	–	–	–	–	(3,352,421)	(3,352,421)

Balance – December 31, 2007	36,645,865	11,250,850	4,994,842	–	(8,538,759)	(7,645,069)	61,864

Issuance of common shares for services	1,025,000	149,000	–	–	–	–	149,000

Issuance of common shares for cash at $0.20 per common share	4,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for finders’ fees	140,000	28,000	(28,000)	–	–	–	–

Common stock subscribed	–	–	–	1,403,500	–	–	1,403,500

Net loss for the year	–	–	–	–	–	(2,696,001)	(2,696,001)

Balance – December 31, 2008	41,810,865	12,227,850	4,966,842	1,403,500	(8,538,759)	(10,341,070)	(281,637)

Issuance of common shares for services	13,400,000	2,525,500	–	(1,403,500)	–	–	1,122,000

Issuance of common shares for cash	4,076,668	270,500	–	–	–	–	270,500

Common stock subscribed	–	–	–	64,000	–	–	64,000

Fair value of warrants issued	–	–	48,000	–	–	–	48,000

Net loss for the year	–	–	–	–	–	(1,574,304)	(1,574,304)

Balance – December 31, 2009	59,287,533	15,023,850	5,014,842	64,000	(8,538,759)	(11,915,374)	(351,441)

(The accompanying notes are an integral part of these consolidated financial statements)

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

On September 20, 2004, the Company focused its operations on the exploration, development, production, and acquisition of crude oil and natural gas properties, changing its name to Pure Capital Incorporated.  On November 1, 2006, the Company commenced negotiations to acquire several mining and mineral right claims which was closed on December 4, 2006 where the Company acquired 100% of the mineral claims located in Tombstone, Arizona in exchange for $100,000 and the issuance of 8,000,000 common shares of the Company.  Effectively, on February 6, 2007, the Company changed its name to Tombstone Exploration Corporation to better reflect the Company’s current business objective and strategies.  The Company is an exploration stage company, as defined by ASC 915, Development Stage Entities.

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.  As at December 31, 2009, the Company did not record any revenues, had a working capital deficit of $412,520 and an accumulated deficit of $20,454,133. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2009 and 2008, the Company had no cash equivalents.

d)

Property and Equipment

Property and equipment are recorded at the lower of cost or net book value, and are amortized based on the following rates:

Asset Type	Amortization Method
Furniture and Fixtures	5 years straight line
Equipment	5 years straight line

e)

Impairment of Long-Lived Assets

In accordance with ASC 360, Property Plant and Equipment , management tests long-lived assets to be held and used for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

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

g)

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC 718, Share-Based Payments , using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

h)

Revenue Recognition

The Company recognizes revenue from online advertising sales in accordance with Securities and Exchange Commission ASC 605, Revenue Recognition. The Company accounts for revenue as a principal using the guidance in ASC 605. Revenue consists of the sale of online advertising and is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured.

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

l)

Financial Instruments

Pursuant to ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments , an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

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

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

m)

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated in accordance with ASC 830 Foreign Currency Translation Matters, using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

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

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

3.

Property and Equipment

			Net Book Value
	Cost $	Accumulated Amortization $	December 31, 2009 $	December 31, 2008 $
Furniture and Fixtures	78,749	36,540	42,209	51,562
Equipment	38,172	19,302	18,870	23,587
	116,921	55,842	61,079	75,149

4.

Common Shares

All common shares for non-cash purposes have been valued based on the end-of-day trading price of the Company’s common stock on the date of issuance.

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

Year Ended December 31, 2008 (continued)

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

Year Ended December 31, 2007

bb)

In November 2007, the Company cancelled 4,000,000 common shares of the Company with a fair value of $400,000 for the cancellation of the business development agreement signed in November 2006.

cc)

In November 2007, the Company issued 3,043,000 common shares of the Company with a fair value of $304,300 to settle debt of $300,000 and for consulting services valued at $4,300.

dd)

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

ee)

In June 2007, the Company issued 5,000,000 common shares of the Company at $0.10 per common share in accordance with the signed management agreement, with a fair value of $500,000 to the President of the Company as part of the management agreement.

ff)

In June 2007, the Company issued 1,700,000 common shares of the Company at $0.10 with a fair value of $170,000 to various consultants to satisfy consulting services and agreements valued at $170,000.

gg)

In May 2007, the Company issued 3,850,000 common shares of the Company to two investors at $0.10 per common share for proceeds of $385,000.

hh)

In March 2007, the Company issued 5,000,000 common shares of the Company at $0.10 per common share with a fair value of $500,000 to consultants for consulting services valued at $400,000 and fair value of professional fees valued at $100,000.

ii)

In March 2007, the Company issued 1,000,000 common shares of the Company with a fair value of $100,000 to consultants for consulting services valued at $100,000.

5.

Share Purchase Warrants

The following table summarizes the continuity schedule for share purchase warrants:

	Number of Warrants	Exercise Price
Balance – December 31, 2006	8,000,000	0.10
Issued	1,337,500	0.40
Balance – December 31, 2007	9,337,500	$0.14
Issued	2,070,000	$0.40
Cancelled	(8,000,000)	$0.10
Balance – December 31, 2008 and 2009	3,407,500	$0.40

As at December 31, 2009, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,337,500	$0.40	October 3, 2010
1,070,000	$0.40	June 30, 2011
1,000,000	$0.40	August 31, 2011

3,407,500

6.

Related Party Transactions

As at December 31, 2009, the Company owed $306,304 (2008 - $157,326) to the President of the Company for financing of day-to-day operations.  The amounts owing are unsecured, non-interest bearing, and due on demand.

7.

Derivative Liability

The Company records the fair value of the reset provision of its exercise price of share purchase warrants in accordance with ASC 815, Derivatives and Hedging ..   The exercise price of the warrants is $0.40 per share until October 3, 2010, and he reset provision allows for the exercise price to be reset to a value equal to a future issuance of common shares, stock options, warrants, or other equity instrument if the issuance or exercise price is less than $0.40 per share.  The fair value of the derivatives was calculated using a multi-nominal lattice model performed by an independent qualified business valuator.  The fair value of the derivative liability is revalued on each balance sheet date with corresponding gains and losses recorded in the consolidated statement of operations. As at December 31, 2009 and 2008, the Company recorded a derivative liability of $42,214 and $180,941respectively.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

8.

Convertible Note Payable

During the year ended December 31, 2008, the Company issued $59,810 of convertible notes payable. Under the terms of the note agreement, the amounts owing are unsecured, due interest at 10% per annum, due on demand, and convertible into common shares of the Company at the option of the note holder at a conversion price of $0.10 per share.  In accordance with ASC 470, Debt – Debt with Conversions and Other Options , the Company determined that the multiple financial instruments issued in the convertible promissory notes resulted in a discount on the convertible notes of $48,000 that was recorded against the convertible note payable and a corresponding credit to additional paid-in capital.  As at December 31, 2009, the Company has recognized accretion expense of $48,000 which increased the carrying value of the convertible note payable to $59,810.

9 ..

Income Taxes

The Company has $6,773,400 of net operating losses to carryforward to offset taxable income in future years which expire through fiscal 2028. For the years ended December 31, 2009 and 2008, the valuation allowance established against the deferred tax assets increased by $566,110, and $891,240, respectively.

The components of the net deferred tax asset at December 31, 2009 and 2008, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2009 $	2008 $	2007 $

Income (Loss) Before Taxes	(1,574,304)	(2,696,001)	(3,352,421)
Statutory rate	34%	34%	35%

Computed expected tax recovery	(535,263)	(916,640)	(1,173,347)
Non-deductible expenses	(30,847)	25,400	364,551
Change in valuation allowance	566,110	891,240	808,796

Reported income taxes	–	–	–

	2009 $	2008 $

Deferred tax asset
- Cumulative net operating losses	2,322,035	1,755,925
- Less valuation allowance	(2,322,035)	(1,755,925)

Net deferred tax asset	–	–

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029

	6,773,400

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

10 ..

Restatement

The Company has restated its consolidated financial statements as of and for the years ended December 31, 2009, 2008, and 2007 to account for the following errors, all of which were related to the period ended December 31, 2007 or prior.  No material errors related to the years ended December 31, 2009 or 2008 were detected and as a result no changes are being made for transactions occurring during this period.  These errors were discovered as a result of the re-audit of the year ended December 31, 2007 by our new accounting firm:

•

recognition of a derivative liability on the issuance of share purchase warrants to account for the floating exercise price of the warrants subject to issuance/exercise price of future issuances of equity instruments at a value less than $0.40;

•

revision of capitalized cost, annual depreciation expense, and impairment testing of property and equipment;

•

cut-off errors in accounts payable; and

•

correction of foreign currency translation adjustment errors to reverse foreign currency gain and loss for an entity where the functional currency was reflected in the reporting currency.

December 31, 2009

a)

Consolidated Balance Sheet

	As at December 31, 2009
	As Reported	Adjustment	Restated
	$	$	$
Assets
Property and Equipment	54,655	6,424	61,079
Total Assets	56,180	6,424	62,604
Liabilities
Derivative Liability	–	42,214	42,214
Total Liabilities	371,831	42,214	414,045
Stockholders’ Deficit
Accumulated Deficit	(20,418,343)	(35,790)	(20,454,133)
Total Stockholders’ Deficit	(315,651)	(35,790)	(351,441)
Total Liabilities and Stockholders’ Deficit	56,180	6,424	62,604

b)

Consolidated Statement of Operations

	For the Year Ended December 31, 2009
	As Reported	Adjustment	Restated
	$	$	$
General and Administrative	137,197	407	137,604
Gain/Loss on Fair Value of Derivatives	–	138,727	138,727
Net Loss	(1,712,624)	138,320	(1,574,304)

c)

Consolidated Statement of Cashflows

	For the Year Ended December 31, 2009
	As Reported	Adjustment	Restated
	$	$	$
Operating Activities
Net Loss for the Continuing Operations	(1,712,624)	138,320	(1,574,304)
Amortization Expense	13,663	407	14,070
Loss (Gain) on Fair Value of Derivatives	–	(138,727)	(138,727)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

10 ..

Restatement (continued)

d)

Consolidated Statement of Stockholders’ Deficit

	Balance – December 31, 2009
	As Reported	Adjustment	Restated
	$	$	$
Accumulated Deficit During the Exploration Stage	(11,879,584)	(35,790)	(11,915,374)

December 31, 2008

a)

Consolidated Balance Sheet

	As at December 31, 2008
	As Reported	Adjustment	Restated
	$	$	$
Assets
Property and Equipment	68,318	6,831	75,149
Total Assets	76,943	6,831	83,774
Liabilities
Derivative Liability	–	180,941	180,941
Total Liabilities	184,470	180,941	365,411
Stockholders’ Deficit
Accumulated Deficit	(18,705,719)	(174,110)	(18,879,829)
Total Stockholders’ Deficit	(107,527)	(174,110)	(281,637)
Total Liabilities and Stockholders’ Deficit	76,943	6,831	83,774

b)

Consolidated Statement of Operations

	For the Year Ended December 31, 2008
	As Reported	Adjustment	Restated
	$	$	$
Consulting Fees	1,200,194	(6,420)	1,193,774
General and Administrative	522,287	(22,744)	499,543
Gain/Loss on Fair Value of Derivatives	–	57,401	57,401
Management Fees	120,000	(7,013)	112,987
Professional Fees	477,970	(1,395)	476,575
Net Loss	(2,676,172)	(19,829)	(2,696,001)

c)

Consolidated Statement of Cashflows

	For the Year Ended December 31, 2008
	As Reported	Adjustment	Restated
	$	$	$
Operating Activities
Net Loss for the Continuing Operations	(2,676,172)	19,829	(2,696,001)
Amortization Expense	17,308	407	17,715
Gain/Loss on Fair Value of Derivatives	–	57,401	57,401
Accounts Payable and Accrued Liabilities	(4,477)	(25,232)	(29,709)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

10 ..

Restatement (continued)

d)

Consolidated Statement of Stockholders’ Deficit

	Balance – December 31, 2008
	As Reported	Adjustment	Restated
	$	$	$
Accumulated Deficit During the Exploration Stage	(10,166,960)	(174,110)	(10,341,070)

December 31, 2007

a)

Consolidated Statement of Operations

	For the Year Ended December 31, 2007
	As Reported	Adjustment	Restated
	$	$	$
Consulting Fees	555,648	(2,508)	553,140
General and Administrative	1,141,171	(13,064)	1,128,107
Impairment of Mineral Properties	893,620	16,380	910,000
Impairment of Property and Equipment	–	8,033	8,033
Management Fees	500,000	7,013	507,013
Professional Fees	119,217	64	119,281
Gain/Loss on Fair Value of Derivatives	–	123,540	123,540
Interest Expense	3,553	(246)	3,307
Net Loss	(3,213,209)	(139,212)	(3,352,421)

c)

Consolidated Statement of Cashflows

	For the Year Ended December 31, 2007
	As Reported	Adjustment	Restated
	$	$	$
Operating Activities
Net Loss for the Continuing Operations	(3,213,209)	(139,212)	(3,352,421)
Amortization Expense	21,402	(5,378)	16,024
Impairment of Mineral Properties	900,000	10,000	910,000
Impairment of Property and Equipment	–	8,033	8,033
Gain/Loss on Fair Value of Derivatives	–	123,540	123,540
Accounts Payable and Accrued Liabilities	19,962	10,163	30,125
Net Cash Used in Operating Activities	(921,323)	7,146	(914,177)
Acquisition of Mineral Properties	–	(10,000)	(10,000)
Purchase of Property and Equipment	(107,028)	(9,893)	(116,921)
Net Cash Used in Investing Activities	(107,028)	(19,893)	(126,921)

d)

Consolidated Statement of Stockholders’ Deficit

	Balance – December 31, 2007
	As Reported	Adjustment	Restated
	$	$	$
Accumulated Deficit During the Exploration Stage	(7,505,857)	(139,212)	(7,645,069)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

11 ..

Subsequent Events

a)

On April 8, 2010, the Company issued 1,000,000 common shares that were authorized at December 31, 2009 but not issued.  Refer to Note 4(a).

b)

On April 8, 2010, the Company issued 3,140,000 common shares to settle outstanding debt owing to the President of the Company of $157,326, 384,000 common shares to settle $19,200 of out-of-pocket expenses incurred by the President of the Company during fiscal 2009, and issued 1,000,000 common shares to settle outstanding management fees owed during the year ended December 31, 2009,

c)

On April 13, 2010, the Company issued 2,500,000 units at $0.04 per unit for proceeds of $100,000.  Each unit is comprised of one common share of the Company and one share purchase warrant which allows the warrant holder to purchase one additional common share at $0.10 per share for a period of three years from the date of purchase.

d)

On June 21, 2010, the Company closed an Option and Lease Agreement (the “Agreement”) to acquire a mining lease and option with Mountain Gold Exploration Inc. for rights to a mineral property located in Mineral County, Nevada. Under the terms of the Agreement, the Company receives the rights for a ten year period in exchange for purchase price of $400,000.