Form 20-F
period 2010-12-31
TOMBSTONE EXPLORATION CORP
filed 2011-07-19
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

     .

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF

1934

 X .

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

     .

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

     .

SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

Commission file number: 000-29922

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

There were 77,620,904 Common Shares without par value issued and outstanding as at December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      . YES  X . NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        . YES      . NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  X . YES      . NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).       . YES      . NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer      . Accelerated filer      . Non-accelerated filer  X .

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   X . International Financial Reporting Standards as issued by the International Accounting Standards Board      . Other      .

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).       . YES  X . NO

PART II			40
Item 13	Defaults, Dividend Arrearages and Delinquencies		40
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		40
Item 15	Controls and Procedures		40
Item 16	[Reserved]		41
	A.	Audit Committee Financial Expert	41
	B.	Code of Ethics	41
	C.	Principal Accountant Fees and Services	41
	D.	Exemptions from the Listing Standards for Audit Committees	41
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	41
	F.	Changes in Registrant’s Certifying Accountant	41
PART III			42
Item 17	Financial Statements		42
Item 18	Not Applicable		42
Item 19	Exhibits		42
SIGNATURES			43

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

As used in this report, the terms “we”, “us”, “our”, “Tombstone”, “Tombstone Exploration”, and “TMBXF” mean Tombstone Exploration Corporation, unless otherwise indicated.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in U.S. dollars (“$”) unless otherwise stated. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of the Company for the years ended December 31, 2010 and December 31, 2009 have been audited by M&K CPAS, PLLC, 13831 Northwest Freeway, Suite 575 Houston, TX, 77040.

ITEM 1.

Identity of Directors, Senior Management and Advisers

Not Required.

ITEM 2.

Offer Statistics and Expected Timetable

Not Required.

ITEM 3.

Key Information

A.

Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2006 to December 31, 2010. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2006 $ (unaudited)	December 31, 2007 $	December 31, 2008 $	December 31, 2009 $	December 31, 2010 $
OPERATING DATA:
Revenue	-	-	-	-	-
Gross Profit	-	-	-	-	-
Net Income (Loss)	(4,277,579)	(3,352,421)	(2,696,001)	(1,574,304)	(1,447,030)
Earnings (Loss) Per Share	(1.02)	(0.11)	(0.06)	(0.03)	(0.02)

BALANCE SHEET DATA:
Cash	42,981	239,971	8,625	1,525	779
Total Assets	1,419,203	332,835	83,774	62,604	24,433
Total Liabilities	49,149	270,971	365,411	414,045	281,100
Shareholders’ Equity (Deficit)	1,370,054	61,864	(281,637)	(351,441)	(256,667)

CURRENCY TRANSLATIONS

The following table sets out the exchange rates for the conversion of one Canadian dollar into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2010	2009	2008	2007	2006
End ($)	1.0009	0.9406	0.8166	0.98200	0.8547
Average ($)	1.0298	0.9097	1.0660	1.07465	0.8849
High ($)	1.0776	0.9807	1.0298	1.18730	0.8547
Low ($)	0.9960	0.7860	0.7688	0.90570	0.9091

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on July 8, 2011 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.9627.

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

Risks Associated With Mining

Our mining property is in the exploration stage. There is no assurance that our property contains any mineral resources in commercially exploitable quantities. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail and investors may lose all of their investment in our Company.

Despite our acquisition of mineral claims and rights, we have not established that any of them contain any commercially exploitable mineral reserves, nor can there be any assurance that we will ever find commercially exploitable mineral reserves. The probability of an individual prospect ever having a commercially exploitable mineral reserve is extremely remote; in all probability our mineral resource claims do not contain any reserves and any funds that we spend on exploration will probably be lost. The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that any exploration on our property will establish that commercially exploitable reserves of minerals exist on our mining claims. Additional potential problems that may prevent us from discovering any reserves of minerals on our property include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

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

Title to our resource properties may be challenged by third parties which could result in the loss of substantial amounts of money and resources and could cause our interests in our properties to expire or be forfeit.

We have investigated the status of our title to our mineral resource properties and we are satisfied that the title to these properties is properly registered in the name of our Company, but we cannot guarantee that the rights to explore our claims will not be revoked or altered to our detriment. The ownership and validity of mining claims and concessions are often uncertain and may be contested. Should such a challenge to the boundaries or registration of ownership arise, the resolution of disputes or the process of clarifying the accuracy of our mining license registration could take substantial time and money. Further, the preservation of our title to our mineral claims requires that we continue to expend money or work the claims. If we fail to expend the necessary amount of money or if we fail to work our mineral claims, then our title to our mineral claims could expire or be forfeit.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and has fluctuated widely, particularly in recent years. The prices of various metals are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production casts in major mineral producing regions. Variations in the market prices of metals may impact on our ability to raise funding to continue exploration of our claims. In addition, any significant fluctuations in metal prices will impact our decision to accelerate or reduce our exploration activities. If the price of precious metals and other minerals should drop significantly, the cost of mineral extraction may be higher than is economically feasible. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

Mineral operations are subject to government regulations which could have the effect of reducing or preventing us from exploiting any possible mineral reserves on our claims.

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

We have not generated any operating revenues for the last five years and we will, in all likelihood, continue to incur operating expenses without revenues until our mining claims are fully developed and in commercial production.  As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining claims or assure that viable reserves exist on the claims for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our property or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have a limited operating history on which to base an evaluation of our business and prospects.

As of the date of this Report, we have not yet located any mineral reserve. As a result, we have never had any revenues from our operations. In addition, we have no operating history related to the acquisition and exploration of our mineral property. We have no way to evaluate the likelihood of whether our mineral claims contain any mineral reserve or, if they do that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our claims. We expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our claims, we will not be able to earn profits or continue operations. At this early stage of our operation in this industry, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a material adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

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

It is in the compelling interest of the Company to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Company’s intended application for submission is effective.

Success of the Company will depend on the Developments of an Active Trading Market.

While the Company's common shares are included on Over the Counter Bulletin Board, there can be no assurance that an active trading market for the common shares will develop. In the absence of such a market, investors may be unable to readily liquidate their investment in the common shares. The market for equity securities in general has been volatile and the trading price of the common shares could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets and other factors that may be unrelated to the Company's performance.

Low-Priced Stocks Subject to Greater Disclosure Requirements.

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The common shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on July 14, 2011 was $0.08. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

ITEM 4.

Information on the Company

A.

History and Development of the Company

History

The Company was incorporated as a federal company pursuant to the laws of Canada under the Canada Business Corporations Act (the “Act”) on October 30, 1997, under the name 3430502 Canada Ltd. In December, 1997, the Company changed its name to Four Crown Foods Inc. At the time, the Company was involved in the food and beverage retail business. Then in June, 2000, the Company changed its name to Universal Domains Incorporated and operated in the domain registration business upon the acquisition of the license rights to a domain registration agreement for the “.cc” internet registration domain.

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

Then on February 6, 2007, the Company changed its name to Tombstone Exploration Corporation to reflect its current operations in the mining and exploration industry. Since that time we have been operating in the mineral resource business and the primary focus of operations has been to generate revenue from the production of silver, gold and manganese as well as additional base minerals such as copper, lead and zinc. The goal is to produce metals and minerals at or below standard industry costs. The historical nature of mining activities of our present holdings and the acceptance of governmental agencies will enable easier startup here than in non-mining oriented locations.

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

Discussions with precious metal processing and consulting companies to assist in the design of the overall operation of our mining claims have been initiated. Relationships have already been established with refineries, assay companies and engineering firms supporting worldwide mineral processing operations.

Our acquired mineral rights, consisting of approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona, make the Company the largest land holder in the Tombstone mining district.  The Tombstone mining district is one of 12 mining districts in Cochise County, Arizona. Copper, lead, zinc, silver, and gold were the principal metals produced from the different mines in the county.  To the best of our knowledge, we now control more mining acreage in the Tombstone district than any other company. Management has structured and positioned the Company to capitalize on today's increasing demand and prices for precious metals and base metals such as copper, lead and zinc.

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

The Company has conducted several drilling programs on the Tombstone property, as described in greater detail below.

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

Following the completion of the Phase 1 Drill Program in 2008, the Company received assay results from rock chip samples on its Tombstone properties. Outcrop samples taken from horizontal projections of mineralized structures away from historical mine workings indicate continuity of silver, gold, lead, zinc, copper and manganese minerals along these structural corridors through the property package. Samples from two structures were collected and taken to Copper States Analytical Lab in Prescott, Arizona for gold, silver, lead, zinc, copper and manganese assays.

2008 Technical Report

In May 2008, we filed our initial Technical Report regarding the Tombstone Property. SRK Consulting (“SRK”) of Tucson, Arizona completed the Technical Report. SRK is an independent, international consulting group, employing leading specialists in environmental science and mineral engineering. Its seamless integration of services, and global base, has made the company a significant international practice in due diligence, feasibility studies and confidential internal reviews. SRK's global experience and reputation for excellence is widely recognized among the major financial institutions and are repeatedly called upon to advise on and evaluate projects for all types of market transactions. Formed in 1974, SRK employs more than 600 professionals internationally in 31 permanent offices on 6 continents.

SRK made the following recommendations:

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

2009/2010 Drill Program - Phase II

In February 2009, the Company extracted six additional samples from the Tombstone property which were sent to Copper State Analytical for assay for Gold, Silver, Manganese, Copper, Lead and Zinc. Three of the samples were taken from the State of Maine Mine and three from Randolph Mine, both located on the Tombstone property. The Company suspended the 2009 Drill Program due to general economic factors leading to difficulty in obtaining the requisite financing to fund the program.

In April 2010, the Company resumed the 2009 Drill Program, with the two targets drilled and both having intersected mineralized zones. The Company utilized a portable x-ray diffraction (XRF) machine to get on-site reading of metal levels in the drill cuttings. The results helped the exploration team manage the drilling program. Tombstone's property is underlain by Uncle Sam porphyry and units of the Bisbee Group. Mineralized fissures strike consistently northeast, and many of the fissures exhibit consistent orientation for hundreds of feet along strike. Many fissures have parallel orientations, forming fissure sets. The main mines in this area occur along these northeast-striking fissures. The State of Maine mine occurs in fissures that cut both Bisbee sediments and Uncle Sam porphyry. These structural mineralized fissures are the primary focus of the current exploration program.

As of June 30, 2010, 4,080 feet of drilling has been completed. Samples have been submitted to a certified laboratory for analysis. Results are expected in a few weeks and additional samples will continue to be submitted. Also during this period, additional geologist investigation has been undertaken to further assess the potential for porphyry copper exploration targets on the Tombstone property. The Company has been in contact with geophysical contractors to develop a plan, budget and timeline for this phase of the project. Planning is ongoing and work may include geochemical surveys as well.

The Company has not conducted further drilling on the Tombstone Property since June 2010.

2010 Report on a Helicopter-Borne Z-Axis Tipper Electromagnetic (ZTEM) and Aero Magnetic Geophysical Survey

During June 29, 2010 to July 4, 2010, Geotech Ltd. carried out a helicopter-borne geophysical survey for the Company over the Tombstone project area. Principal geophysical sensors included a Z-Axis Tipper electromagnetic (ZTEM) system, and a caesium magnetometer. Ancillary equipment included a GPS navigation system and a radar altimeter.  ZTEM was selected for its ability to achieve unparalleled resolution and depth of investigation. The system is well suited to imaging buried porphyry deposits and is capable of gathering data over 6,000 feet (1.25 miles) below ground surface.

The airborne ZTEM survey covered over 200 line miles and most of the Tombstone Mining District.  A total of 373.5 line kilometers of geophysical data were acquired during the survey.  In a ZTEM survey, a single vertical-dipole air-core receiver coil is flown over the survey area in a grid pattern, similar to regional airborne EM surveys. Two orthogonal, air-core horizontal axis coils are placed close to the survey site to measure the horizontal EM reference fields. Data from the three coils are used to obtain the Z/X and Z/Y Tipper (Vozoff, 1972) components at six frequencies in the 30 to 720 Hz band. The ZTEM was used to map geology using resistivity contrasts and magnetometer data were also collected to help map geology using magnetic susceptibility contrasts.

The crew was based in Tombstone, Arizona for the acquisition phase of the survey. Survey flying started on June 29, 2010 and was completed on July 4, 2010.   Data quality control and quality assurance, and preliminary data processing were carried out on a daily basis during the acquisition phase of the project. Final reporting, data presentation and archiving were completed from the Aurora office of Geotech Ltd. in October, 2010.  A quality control step consisted of re-examining all data in order to validate the preliminary data processing and to allow for final adjustments to the data.  Attitude corrections were re-evaluated, and re-applied, on component by component, flight by flight, and frequency by frequency bases. Any remaining line to line system noise was removed by applying a mild additional levelling correction.

As a result of the survey, Geotech identified a number of conductive structures across the property that resemble known porphyry deposits and reported that the magnetic results also contained worthwhile information in support of exploration targets of interest. Based on the geophysical results obtained, Geotech recommended a more detailed interpretation of the available geophysical data, including Versatile Time-Domain Electromagnetic survey (VTEM), in conjunction with the geology, prior to ground follow up and drill testing.

In November 2010, upon review of the ZTEM data, at least four to five porphyry targets were identified on the Company's property, and there is still a very large land position to review.  Of the targets that have been identified so far, two have precious metal (gold and silver) occurrences as "halos" around the properties, which are significant characteristics of porphyry systems. One identified structure has been compared by Geotech to the Mount Milligan deposits that were recently sold and have total measured and indicated resources of 417.1 million tons grading 0.21% copper, 0.41 g/t gold for 1,934 million pounds copper and 5.5 million ounces gold.  Three of the identified targets have coincident magnetic and resistivity high which are very promising geophysical signatures. One target is adjacent to a porphyry system that is currently being drilled by a major international mining company.  As of the date of this Report, the Company is continuing to work with the geophysical data acquired from the ZTEM survey of the Tombstone Project.

Summary of Exploration Activities

SUMMARY OF EXPLORATION HISTORY AND FUTURE EXPLORATION PLANS FOR TOMBSTONE PROPERTY
Year	Expenditures / Budget	Source of Funding	Exploration Activities	Persons Conducting Exploration and Qualifications
2007	$1.4 million	Private Placement Agreement with Eurogas, Inc. and other private investors	Geological prospecting R/C Drilling Program Completed 5000 feet of R/C drilling

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

Steve Radvak, P.E.

Mr. Radvak, P.E., P.Eng., has a B.A.Sc. in Mining and Mineral Processing Engineering from the University of British Columbia. He is a Director and the Vice President of Exploration of the Company. He has been the President, Chief Executive Officer, and Director of Compliance Management Inc., an environmental service company, since its inception in 1998. Mr. Radvak is also a managing member of RM Fencing, LLC (“RM Fencing”), a company that offers professional installation of fences, gates and other products throughout Arizona. Mr. Radvak has extensive experience in managing mineral exploration projects in the United States, Canada, Africa and Europe and will be a valuable asset to the Company.

2011	$1,255,000(1)	Private Placement Agreements with private investors.(2)

Began exploration activities in April 2011 and expect to continue such activities until December 2011 (dependent upon financing), including:

Geophysical and gravity survey

Review of core samples from prior years

Review of historical data and drillings from prior years

Review and follow-up of ZTEM  Geophysical Program conducted and completed by Geotech Inc.

Execute core drilling program

Update SRK Technical Report

				Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona

(1)

Our budget for 2011 consists of the following expenses for a total of $1,255,000:

•

Direct Drilling Expenses:  Drill Company Quote: $600,000; Sample, Assay:  $25,000; Road Building and Reclamation:  $25,000; Updated Geological Report and property mapping: $10,000; Work Truck for property: $10,000; Additional Geophysical work incl. IP and Gravity Survey:  $100,000;

•

Management Expenses: $120,000;

•

Employee Expenses:  $100,000;

•

Assay, Samples and Data Reporting:  $30,000

•

Office, Travel, Misc. Expenses:  $100,000

•

Professional Service Expenses: Legal, Accounting, Audits: $75,000

•

Permit Expenses: $60,000

(2)

We have raised approximately $600,000 as of July 18, 2011 and require additional capital for our proposed 2011 activities.

Revenues

To date we have not generated any revenues from the Tombstone Property.

Principal Market

We do not currently have any market, as we have not yet identified any mineral resource on the Tombstone Property that is of a commercially exploitable quantity. If we succeed in identifying a mineral resource in commercially exploitable quantities, our principal markets should consist of metal refineries and base metal traders and dealers.

Seasonality of our Business

Our mineral exploration activities are not subject to extreme seasonal variation since the Tombstone Property is located in Arizona. Field work, however, is best carried out in temperatures averaging 10 to 15 degrees Celsius. Our other operations, such as metallurgical review and analysis of geochemical survey results, can be carried out all year round.

Local Resources

Tombstone, Arizona is the nearest town to the Tombstone Project. The U.S. Census Bureau reports a year-2000 population of 1,500 people. Services at Tombstone are marginally adequate to support the requirements of a mining exploration and development project, but other nearby towns (2000 U.S. Census Bureau populations: Wilcox, 3,733; Benson, 4,700; Bisbee, 6,100; and Sierra Vista, 37,775) have services such as drilling contractors, equipment rental and services, engineering services, and a labor force that are more able to support our drilling program. Sierra Vista is about 18 miles from the project area. The nearest large city, Tucson—located 70 miles northwest of Tombstone along Interstate 10—has a population of more than 485,000 (2000 Census) and has company, service, and contractor resources that may not be available locally. Other cities at a greater distance (Phoenix, Arizona; Las Cruces and Albuquerque, New Mexico) also are able to provide services to support exploration and mining in the area.

Surface water is scarce and groundwater supplies are somewhat limited. Walnut Gulch to the north is an ephemeral stream, as is the San Pedro River to the west. In 1882 a pipeline was constructed to bring drinking water to Tombstone from the Huachuca Mountains, 27 miles to the west. The town has municipal wells that supply the needs of the town population.  Ranchers in outlying areas obtain domestic and stock water from private wells.  Water supplies for development and mining would come from groundwater sources in the area.  Arizona Department of Water Resources (ADWR) well records for the area indicate the water table is generally shallow, 200 to 400 feet below ground surface.

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

Gas and diesel stations are 2 miles from the property, and major fuel supply stations are 15 miles away in Sierra Vista. El Paso Gas has a gas line that crosses the northeast corner of Sec. 7, T20S-R22E.  Section 7 is held by Arizona State Exploration Permit 08-111864. The Southern Pacific railroad line parallels the San Pedro River.

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

The mineral property exploration business, in general, is intensely competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of the same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

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

Although competition over cost of production exists, there is little competition in the marketplace for the Company’s products. The market absorbs all precious metals and most base metals produced at prevailing prices. Larger producers can hedge future production to enable easier management of expected revenue in times of price fluctuation, whereas junior companies usually sell at market prices. In today’s market larger producers have pulled back from hedging.

The primary competition in the precious metals market is for talent in the workforce. As prices have risen many new companies have started operations or are in the midst of exploration and proving of reserves. It is in this area that competition exists for experienced geologists, project managers, and mining executives. In many areas there also is a shortage of mining labor.

The Company believes it can overcome this competition due to its location in a historical mining area, year-round working conditions and nearness to major population centers of Tucson and Phoenix, Arizona. Additionally, experienced mining professionals have assisted in developing the corporation and have many contacts in the industry.

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

The Company holds 8 patented mining claims, 342 unpatented mining claims, and 9 state mineral exploration permits.  All are current and valid as of the date of this Report.  The unpatented claims and state exploration permits are administered by the BLM and State of Arizona, respectively, and have different requirements to maintain the claims/permits in good standing.  To maintain unpatented claims in good standing, a claim holder must pay a $189-per-claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00-per-claim recording fee to Conchise County where the claims are located. [Note: Initial BLM claim fees and filing costs for new claims total $189 per claim; that total includes an initial $34.00 claim location fee, plus the annual maintenance fee of $180.00 and a processing fee of $15.00.] The BLM requires that all claims use an assessment year from September 1 through August 31. The fees for the current assessment year were paid by the Company upon filing; all claim assessment fees for the next year are due on August 31, 2011.

To maintain state mineral exploration permits in good standing, the permit holder must renew each permit annually (up to four times, for 5 years total) for a fee of $500.00 per application for renewal.  A maximum of 640 acres or one whole section is allowed per application.  Additionally, an initial rental fee of $2.00 per acre is due within thirty days upon notification of the intent to issue the permit. The $2.00 rental fee is for the first and second year of the permit. However, although the rent is prepaid for the second year, the permit must still be renewed for that year. Rental fees for years three thru five are $1.00 per acre per year and due annually when the permit is renewed. A bond (typically in the amount of $3,000 for a single permit or a blanket bond of $15,000 for five or more permits held by an individual or company) is also due within thirty days upon notification of the intent to issue the permit. Bond amounts may be increased during the life of the permit as determined by the Arizona State Land Department (“ASLD”) upon review of the proposed exploration activities as detailed in the Exploration Plan of Operation that must be submitted and approved by the ASLD prior to the startup of any exploration activities.

The state lands are covered by Arizona State Mineral Exploration Permits, which are administered by the ASLD.  Permits to conduct drilling in Arizona are administered by the Arizona Department of Water Resources (ADWR). Permits to conduct exploration drilling on BLM lands require either a Notice of Intent or a Plan of Operations, depending upon the amount of new surface disturbance that is planned. A Notice of Intent is for planned surface activities that anticipate less than 5.0 acres of surface disturbance, and usually can be obtained within a 30 to 60 day time period. A Plan of Operations will be required if there is greater than 5.0 acres of new surface disturbance involved with the planned exploration work. A Plan of Operations can take several months to be approved, depending on the nature of the intended work, the level of reclamation bonding required, the need for archeological surveys, and other factors as may be determined by the BLM. No other permits are required for exploration drilling.

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

Laboratory rejects are discarded during the process of reducing sample splits to approximately 1 lb samples for retention. The retained sample splits are derived from the original samples and kept in storage while another split is sent for analysis. The pulps are retained and stored in a locked onsite office building.

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

As of the date of our Technical Report, April 18, 2008, SRK concluded that the sampling procedures were acceptable and within industry standards with the exception of initial sample preparation by the Company. Coarse crushed sample preparation onsite by the property owner is not common industry standard practice unless logistics and distance from the labs are a major factor. It may be acceptable going forward, if the newly implemented QA/QC procedures incorporate sufficient checks to demonstrate that the initial sample preparation imparts no contamination or bias.

C.

Organizational Structure

We have one wholly owned subsidiary, Tombstone Exploration and Mining Corporation, a Nevada corporation (“TEMC”) that is qualified to do business in the State of Arizona.  All of our operations are conducted through TEMC.

D.

Property, Plants and Equipment

Our principal executive office is located at 6529 Freiss Drive, Scottsdale, Arizona 85254. Additionally, we share this space with our wholly owned subsidiary, TEMC. Should we require additional space, we believe that such space can be secured on commercially reasonable terms by securing other mobile facilities.

This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The Company has the mineral rights to approximately 11,500 acres of historical mining land southwest, south and southeast of Tombstone, Arizona. We control one of the largest mining properties in Arizona. The Tombstone Project is located on patented mining claims, unpatented mining claims and state lands administered by the ASLD. The property consists of four non-contiguous parcels situated in Sections 7 and 18, Township 20 South, Range 23 East; Sections 7–10 and 15–20, Township 20 South, Range 22 East; Sections 24–26 and 36, Township 20 South, Range 22 East; Sections 19, 30, and 31, Township 20 South, Range 23 East; and Sections 20 and 21, Township 21 South, Range 23 East.  The largest parcel is in the western part of the mining district, on which are located many of the smaller historic mines with confirmed silver mineralization. The largest historic mines of the late 1800s and early 1900s are located principally to the east, in the central part of the district.

Acquisition of our Claims

On February 27, 2007, the Company closed a transaction pursuant to which it acquired various mineral rights claims from Donald Heck as Trustee of the Tombstone Silver Mines Secured Creditors Trust. The Purchase Agreement is incorporated by reference herein.

In April 2007, the Company was granted permits giving the Company the exclusive right to explore 3,070 acres of prospective Arizona State lands (the “Parcels”), which were approved by the ASLD. Upon exploration and verification of mineable minerals and base metals, the Company will then immediately seek to obtain state mineral leases on these Parcels. The Parcels include a 100 acre area that was evaluated by Interstat Resources, Inc. for its open pit silver potential in 1985.

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

The Company has continued to submit all necessary documentation to renew the BLM claims, leases and mineral rights for claims upon which the Company desires to conduct exploration and potential development activities.

Recent Acquisitions

On June 2, 2010, the Company announced that the ASLD approved five new exploration permits for the Company, encompassing five sections, totaling approximately 2,500 acres in the Tombstone Mining District that are surrounding the Company's current holdings. The rocks in these parcels are principally the Bisbee Group sediments and metasediments that have been highly productive in both the Tombstone Mining District and in the Bisbee (Warren) Mining District, Arizona.

On June 8, 2010, the Company announced that it acquired additional unpatented mining claims comprising 240 acres, to the south of its current holdings.  The Company’s new holdings are located in an area that has potential for copper deposits.

On June 21, 2010, the Company closed an Exploration and Mining Lease and Option to Purchase agreement with Mountain Gold Exploration Inc., a Nevada corporation, and Lane A. Griffin and Associates, relating to the Eagleville property located in Mineral County, Nevada. Eagleville is located along the northeast boundary of the Walker Lane structural zone in the Regent-Rawhide Mining District, Mineral County, Nevada.   Pursuant to the agreement, the Company has the right to lease the Eagleville property for a period of 10 years and an inclusive option to purchase the property after the 10 year period for an aggregate purchase price of $400,000 or to maintain the lease through its entirety for an aggregate lease amount of $375,000.  As of the date of this Report, the Company has abandoned the Eagleville claims.

On March 31, 2011, the Company announced that it acquired 22 additional unpatented mining claims comprising 440 acres, immediately adjacent to the Company’s current holdings.  The additional claims are northeast of the State of Maine property.

The map below details the Company’s holdings in the Tombstone district as of June, 2011, following the aforementioned acquisitions:

Our Properties

SUMMARY OF THE COMPANY’S MINING CLAIMS
Number / Type of Claims	Ownership / Interest in Property	Duration of Interest	Location	Acreage	Agreements / Royalties	Annual Fees / Maintenance / Permits
342 Unpatented Lode Claims

Fully controlled by the Company except 24 claims (Silver Bullet 5-14 and 31-34, staked over a Stock Raising  Homestead Entry (SRHE)).

Company has the right to enter for exploration purposes.

No surface rights.

		These claims are valid and each must be renewed each year.	U.S. federal lands administered by U.S. Bureau of Land Management (BLM).	6,840 acres	No royalty agreements on federal mining claims.

Annual maintenance fees for the claims, as follows:  $189 / claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00 / claim recording fee to Cochise County, Arizona where the claims are located.  To be paid by the Company.

8 Patented Lode Claims	Undivided 100 percent mineral interest in the claims as both the record mineral owner and the assessed mineral owner No surface rights	Claims are valid as long as the Company continues to hold title.	Private Land	145.58 acres	1.5% net smelter revenue royalty, payable upon production.	None
9 State of Arizona Mineral Exploration Permits	Exclusive right to explore for and develop minerals on the lands. State of Arizona is the record surface and mineral owner of land. Company is the record permittee of the state lands.	These permits are valid and each must be renewed every three years.	Arizona state lands	5,760 acres	State mineral exploration permits, if converted to mining leases, will have royalties assigned to them by the State of Arizona.

Must be renewed each year, for up to 5 years, for a fee of $500.00 / permit. Additionally, an initial rental fee of $2.00 / acre is due within 30 days upon notification of the intent to issue the permit, for the 1st and 2nd year.  Rental fees for the 3rd thru 5th years are $1.00/acre/year and due annually when the permit is renewed. A bond (typically $3,000 for a single permit or a blanket bond of $15,000 for 5 or more permits) is due within 30 days upon notification of the intent to issue the permit.   To be paid by the Company.

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

Juniors typically spend the majority of their money locating new potential areas, proving up a portion of reserves through geological studies, analyses and drilling, and then initialing small scale operations. During that period most successful juniors draw the attention of and team up in some way with a major producer.

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

As metals prices have risen, so too has the interest in new areas for exploration and eventual production. The past two decades have seen a significant expansion of interest into Central and South America, as well as developing third world countries. Today’s price levels combined with the political uncertainties of many foreign projects, and the inability for year-round operations in portions of Alaska and northern Canada, have produced a resurgence of junior companies in the mainland United States. However, many juniors target only one or two categories of metals. This model of operation limits their chance of success for production or buyout.

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

The majority of veins and mineralized structures within the Tombstone District and neighboring districts exhibit the same northeast alignment as the above noted structure. In neighboring districts along the NE rift, silver and gold mineralization occur in igneous and sedimentary rocks, suggesting mineralization, and is pervasive and of considerable extent along this northeast trending, regional rift.  This structural trend of mineralization presents an exploration potential of tremendous magnitude, with precious metals and base metals distributed along and adjacent to the structure.  Geologic evaluation of structures within the Tombstone basin suggest that mineralization similar to that historically mined, could support an open pit heap leach operation such as that conducted by Tombstone Exploration, Inc., circa 1980 to 1985.

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

Surface examination of the West Tombstone area reveals there are numerous veins and structures that have not been mined or explored. The close proximity of many of these structures and veins may allow for Slot or Open Pit mining methods if sufficiently high silver-gold values are carried between.    The wall rock alterations indicate the silver and gold mineralization should extend away from the veins into the wall rocks. Most of the veins observed appear to be fissure fillings within fractured intrusive dikes and sills. Aplite and Andesite porphyry dike rocks appear in fissure veins of the West Tombstone-Solstice area.  Most prominent structures are veins occupying N-NE trending fault zones and shears.

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

The Company believes that there is potential to tie together the northeast-striking mineralized fissures into a deposit that would be amenable to underground or open pit mining and to extend the depths of mineralization to perhaps hundreds of feet beneath the water table; the exploration potential below the water table was minimally explored and/or mined in the past. District exploration potential includes a reported porphyry copper target in the region.

Stratigraphy

The rocks composing the Tombstone district range from pre-Cambrian to Quaternary in age.  The oldest rock is finegrained, grayish Precambrian Pinal schist. It was intruded by granitic and porphyritic rocks also identified as Precambrian. Unconformably overlying the Precambrian rocks is a thick sequence of Paleozoic sedimentary rocks that change from mainly limestone to mainly sandstone and shale. The uppermost unit, the Naco limestone is an erosion surface unconformably overlain by the Mesozoic (Late Jurassic and Early Cretaceous) Bisbee group, a series of conglomerate, sandstone, quartzite, shale, and limestone with two or three lenses of soft, bluish-gray limestone.

The deposition of the Mesozoic sedimentary rocks was followed by a period of deformation and igneous activity. The two major intrusions were the Late Cretaceous Schieffelin granodiorite and the Uncle Sam porphyry, which were accompanied by dikes of granodiorite to dioritic composition. Silver deposits in the mining district have been recognized in association with the folding, faulting, igneous intrusions, and fissuring of this period. The main structural features associated with mineralization are north-south (dike) fissure, faults, anticlines and rolls, and northeast fissures. Most of the deposits are associated with at least two structural features, often at their intersection.

The Company’s target concept is initially seeking northeast-striking fissure-vein deposits that are projected to connect historic deposits and prospects along strike and to extend for a substantial depth beneath the water table. The horizontal and vertical extensions of the fissure veins are expected to be more definable by current exploration and mining methods.

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

2.

Location

Plan: The Company’s property location in a known metal and mineral area with easy access, historical production, mining friendly community and ease of permitting puts the Company in a position for success. The Company will continue to identify areas on the properties for mill site operation, improve off-road access and work closely with the community at large to offer employment opportunities. The Company will also interface with the state level in Arizona to establish itself as a significant contributor to the state economy.

3.

Metal diversity

Plan: A significant number of metals and minerals have already been identified on the Tombstone property including silver and gold. The Company, with the help of consulting organizations, will further explore the range of metals and minerals, and the ability to extract/produce product for market. In the non precious metals areas, the Company will likely seek joint venture partners who will add to the success and financial returns for our shareholders.

4.

Cost of development and operation

Plan: The Company may establish a small production operation, subject to permitting, financing and sufficient resources, to begin silver and gold production with material from existing known sites. As drill targets identify key areas for drilling, the operation will be expanded to two large scale mill sites. The Company firmly believes from the sampling and historical production in the area, that a low cost / high profit operation will be developed.

ITEM 4A.

Unresolved Staff Comments

This item is not applicable as we are not an accelerated filer or a large accelerated filer or a well-seasoned issuer.

ITEM 5.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2010 and 2009 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles.

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

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

For the years ended December 31, 2010 and 2009, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2010 we had a net loss of $1,447,031 and a loss per share of $0.02 per share compared to $1,574,304 and a loss per share of $0.03 per share for the year ended December 31, 2009. The net loss for the year ended December 31, 2010 was attributed to $257,673 of general and administrative expenses, $120,000 of management fees, $469,129 of consulting expense, professional fees of $61,513 and mineral property exploration costs of $7,943. Furthermore, the Company recorded a loss on settlement of debt of $444,361 relating to the settlement of outstanding obligations with the issuance of common shares, $57,388 loss on the fair value of the derivative liabilities, and $29,024 of losses due to the sale of assets and write-down of investments.  Although the net loss of the Company was consistent to prior year, the Company had more non-cash losses in fiscal 2010 and less operating losses based on the fact that the Company had limited cash flows in fiscal 2010 and settled a larger number of obligations with non-cash issuances of common shares.

B.

Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2011. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2010, we had cash on hand of $779 compared with $1,525 as at December 31, 2009. Overall, the Company raised $275,000 in cash proceeds from the issuance of common shares and $250,000 in share subscriptions received and relied on additional cash inflows from related parties.  Liabilities consisted of accounts payable and related party payables totaling $64,931 (2009 - $5,717), amounts due to related parties of $116,566 (2009 - $306,304), loan payable of $nil (2009 - $59,810), and fair value of derivative liability of $99,603 (2009 - $42,214).   The overall decrease in liabilities is due to the fact that the Company settled a significant amount of amounts owing to related parties and outstanding accounts payable with the issuance of common shares.

During the year ended December 31, 2010, the Company issued 7,000,000 common shares for proceeds of $275,000, 4,240,000 common shares for services with a fair value of $335,260, and 7,093,372 common shares with a fair value of $689,555 to settle outstanding debt and related party balances.

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

F.

Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2010 that will require significant cash outlays in the future.

ITEM 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Alan M. Brown CEO, CFO, Director & President Age 44

As President, Chief Executive Officer, Chief Financial Officer, and a Director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.

Steve Radvak, P.E. Vice President of Exploration & Director Age 51	As Vice President of Exploration and Director of the Company, Mr. Radvak is responsible for managing the exploration activities on the Tombstone Property.
Laird Q. Cagan Director Age 53	As a Director of the Company, Mr. Cagan is responsible for assisting the Company in the management of its exploration activities as well as raising capital for the Company to continue its operations.

Alan M. Brown - Mr. Brown has invested many years in the development and success of the Company.  Mr. Brown is to be accredited with steering the Company to being the largest mineral rights land holder in the Tombstone Mining District and is now focused on developing its huge resource potential. His extensive background in financial accounting is credited for the success of the Company. Mr. Brown is very experienced in corporate mergers & acquisitions, real estate acquisitions and real estate development. Prior to working for the Company, Mr. Brown was the controller of a real estate development company involving multi-million dollar projects. Mr. Brown spent many years with a chartered accounting firm on Vancouver Island preparing year end reports and tax planning for a range of companies.  Mr. Brown has a great understanding of the Tombstone Mining District area and geography.

Steve Radvak - Mr. Radvak, P.E., P.Eng., has a B.A.Sc. in Mining and Mineral Processing Engineering from the University of British Columbia. He is a Director and the Vice President of Exploration of the Company. He has been the President, Chief Executive Officer, and Director of Compliance Management Inc., an environmental service company, since its inception in 1998. Mr. Radvak is also a managing member of RM Fencing, LLC (“RM Fencing”), a company that offers professional installation of fences, gates and other products throughout Arizona. Mr. Radvak has extensive experience in managing mineral exploration projects in the United States, Canada, Africa and Europe and will be a valuable asset to the Company.

Laird Q. Cagan - Mr. Cagan currently serves as a Director of the Company.   Mr. Cagan is also the Managing Director and co-founder of Cagan McAfee Capital Partners, LLC, ("CMCP"), a private investment firm and merchant bank, as well as its predecessor firm, Cagan Capital, LLC.  In the '90's, Cagan Capital invested in and helped build 15 high tech companies with over $500 million of equity capital invested in those companies. Since 2000, CMCP has founded, funded and taken public 10 companies in a variety of industries including energy, alternative energy, healthcare, information technologies and environmental. CMCP portfolio companies have raised over $600 million of equity capital and over $2 billion of capital has been invested in those companies or their projects.  Prior to working for CMCP, Mr. Cagan was the Founder/Chairman of Evolution Petroleum Corporation (“EPM”), which develops mature oil & gas fields with advanced technologies, and was a former founding director of AE BioFuels (“AEBF”) and Pacific Asia Petroleum (“PAP”).  He is also a Registered Representative of Colorado Financial Services Corporation (“CFSC”; Member FINRA/SIPC) and holds Series 7, 63 and 24 licenses.   Additionally, Mr. Cagan previously worked for two of the largest investment banks in the world, Goldman, Sachs & Co. and Drexel Burnham Lambert. In all, he was involved in over 30 transactions valued at more than $15 billion.  Mr. Cagan was elected as a Director of the Company due to his extensive experience in finance and his prior directorship positions.

B.

Compensation

During the fiscal year ended December 31, 2010, the aggregate remuneration paid to directors in their capacity as directors of our Company was $NIL. Consulting fees totaling $9,228 was paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2010 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compensation
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions
Alan M. Brown	2010	$120,000	NIL	NIL	NIL	NIL	NIL
President, CEO and Director	2009	$120,000	NIL	NIL	NIL	NIL	NIL
	2008	$120,000	NIL	NIL	NIL	NIL	NIL

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

Members of the Board of Directors are elected by the holders of the Company's shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Company is the Audit Committee. The Audit Committee of the Company's Board of Directors currently consists of Steve Radvak and Alan Brown. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. The Company does not have an Executive Committee.

The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors.

D.

Employees

As of July 15, 2011, we have 3 employees including Alan Brown (see above description under “Directors and Senior Management”), Steve Radvak and Scott Davis.  From time-to-time, the Company may engage various consultants, as independent contractors, to assist the Company with its drilling programs.  The Company has no relationship with any labor/trade unions.

Scott Davis, Vice President Project Manager

A member of the 5th generation of a mining family in Tombstone, Arizona, Mr. Davis has been exposed to various aspects of mining all of his life.  Mr. Davis has worked for the Company since 2005 and has brought to our business over ten years of experience in underground mining and three years of experience as a cyanide recovery plant supervisor for PBR Minerals.  He has also built, or assisted in building, various small mills and plants.  He has worked for the State of Maine Mining Company, assisting in the manufacturing of Merrill Crowe Cyanide precipitation plants.  Holding an Associate’s Degree as an Environmental Facilities Technician, he has studied electrical controls, HVAC, and mechanical engineering. In addition, Mr. Davis has another 15 years of experience working with heavy equipment and has held numerous supervisory positions in the construction industry.

E.

Share Ownership

There were 93,620,904 common shares issued and outstanding as of July 15, 2011. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name	Number of Common Shares Beneficially Owned as of July 15, 2011	Percentage
Alan M. Brown	8,274,443	8.84%
Steve Radvak	1,000,000	1.07%
Laird Cagan	1,000,000	1.07%

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

ITEM 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

As of July 15, 2011, the following are known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Alan M. Brown	8,274,443	8.84%
Tom Reid	6,240,000	6.67%

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

Not Applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Financial Statements And Other Financial Information

The Company's financial statements, included as an exhibit to this Report, are incorporated into this Report by reference.

Legal Proceedings

We know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our director, officer or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

Dividends

The Company has not and does not currently intend to pay any dividends on any of its shares. The Company intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the Board of Directors of the basis of earnings, financial requirements and other relevant factors.

B.

Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date in 2010, no significant changes have occurred since December 31, 2010.

ITEM 9.

The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the Over the Counter Bulletin Board:

YEAR/PERIOD	HIGH	LOW
2007	.75	.16
First Quarter 2008	.43	.20
Second Quarter 2008	.48	.15
Third Quarter 2008	.43	.10
Fourth Quarter 2008	.19	.05
First Quarter 2009	.26	.06
Second Quarter 2009	.11	.05
Third Quarter 2009	.08	.05
Fourth Quarter 2009	.08	.04
First Quarter 2010	.11	.02
Second Quarter 2010	.16	.06
Third Quarter 2010	.09	.03
Fourth Quarter 2010	.14	.04
First Quarter 2011	.13	.06
Second Quarter 2011	.11	.03
July 1, 2011 – July 14, 2011	.08	.05

The shares of the Company commenced trading on the Over the Counter Bulletin Board on July 14, 1999.

Markets

The Company's common shares are listed for trading on the Over the Counter Bulletin Board.

ITEM 10.

Additional Information

A.

Share Capital

Not Applicable.

B.

Articles of Incorporation & By-Laws

Directors

A director who is, in any way, directly or indirectly interested in a proposed contract or transaction, shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Canada Business Corporations Act (“CBCA”). A director shall not vote in respect of any contract or transaction with our Company in which he is interested, and any such proposed contract or transaction shall be referred to the Board of Directors or shareholders for approval even if such contract or transaction is one that the ordinary course of the Company's business would not require approval by the Board of Directors or shareholders.

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

(9)

revoke, diminish or enlarge any authority conferred under paragraphs (7) and (8); and,

(10)

add, change or remove restrictions on the issue, transfer or ownership of shares.

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

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call a AGM or EGM, there are generally no material differences between Canadian and United States law respecting AGMs and EGMs.

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

(1)

On June 2, 2010, the Company announced that the ASLD approved five new exploration permits for the Company, encompassing five sections, totaling approximately 2,500 acres in the Tombstone Mining District that are surrounding the Company's current holdings.. The rocks in these parcels are principally the Bisbee Group sediments and metasediments.

(2)

On June 8, 2010, the Company announced that it acquired additional unpatented mining claims comprising 240 acres, to the south of its current holdings.  The Company’s new holdings are located in an area that has potential for copper deposits.

(3)

On June 21, 2010, the Company closed an Exploration and Mining Lease and Option to Purchase Agreement with Mountain Gold Exploration Inc., a Nevada corporation, and Lane A. Griffin and Associates, relating to the Eagleville property located in Mineral County, Nevada. Eagleville is located along the northeast boundary of the Walker Lane structural zone in the Regent-Rawhide Mining District, Mineral County, Nevada.   Pursuant to the agreement, the Company has the right to lease the Eagleville property for a period of 10 years and an inclusive option to purchase the property after the 10 year period for an aggregate purchase price of $400,000 or to maintain the lease through its entirety for an aggregate lease amount of $375,000.  As of the date of this Report, the Company has abandoned the Eagleville claims.

(4)

On March 31, 2011, the Company announced that it acquired twenty-two (22) additional unpatented mining claims comprising 440 acres, immediately adjacent to the Company’s current holdings.  The additional claims are northeast of the State of Maine property.

(5)

On May 18, 2011, the Company entered into a Director Service Agreement (the “Director Agreement”) with Laird Cagan (“Mr. Cagan”), pursuant to which Mr. Cagan shall serve as a member of the Company’s Board of Directors for a period of three (3) years in exchange for a total of three million (3,000,000) restricted shares of the Company’s Common Stock, which shall be issued in three (3) annual installments of one million (1,000,000) shares per installment.

(6)

On July 14, 2011, the Company closed twelve (12) Private Placement Subscription Agreements with various private investors for the aggregate sale of ten million (10,000,000) units (each a “Unit”) of the Company’s common stock at $0.05 per Unit, for total gross proceeds of $500,000.  Each Unit consists of one share of common stock (a "Share") and one-half of one common share purchase warrant (each whole warrant share a "Warrant"). Each Warrant entitles the holder to purchase one common share (a "Warrant Share") at a price of $0.10 per share until July 14, 2014.  Please refer to Exhibit 2.04 which is incorporated by reference herein.

(7)

On July 14, 2011, the Company closed a Private Placement Subscription Agreement with David J. Lies for the sale of two million (2,000,000) units (each a “Unit”) of the Company’s common stock at $0.05 per Unit, for total gross proceeds of $100,000.  Each Unit consists of one share of common stock (a "Share") and one-half of one common share purchase warrant (each whole warrant share a "Warrant"). Each Warrant entitles the holder to purchase one common share (a "Warrant Share") at a price of $0.10 per share until July 14, 2014.  Please refer to Exhibit 2.03 which is incorporated by reference herein.

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

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if:

(a)	the non-resident holder;

(b)	persons with whom the non-resident holder did not deal at arm’s length; or

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

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types of property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a “Foreign Personal Holding Company”, a “Foreign Investment Company” or a “Controlled Foreign Corporation” (each as defined below) under current and anticipated conditions.

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

G.

Statement By Experts

The financial statements of our Company as of December 31, 2010 and 2009 included in this report have been audited by, M&K CPAS, PLLC as stated in their reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, as such, we file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.E., Room 1024, Washington, DC 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

Our Tombstone property is currently at the exploration stage and our operations are limited to exploring this property. Therefore, our market risks are minimal. We may, however, have future property exploration requirements due in currencies other than United States dollars. As a Canadian company, our cash balances are kept in Canadian funds, and then converted to United States funds for accounting purposes. Therefore, we may become exposed to some interest rate risks. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our market risks.

Item 12.

Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14

 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15 under the Exchange Act, our management, including Alan Brown, our Chief Executive Officer, Chief Financial Officer, and Director, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, we concluded that because of the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2010.

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

1.

Certain entity level controls establishing a “tone at the top” were considered material weaknesses. The Company has no audit committee and only two members of the Board of Directors, one of whom is also the President and Chief Financial Officer of the Company. A whistleblower policy is not necessary given the small size of the organization.

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

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control—Integrated Framework issued by COSO.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report

Changes in Internal Controls. During the period ended December 31, 2010, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

However, subsequent to the year ended December 31, 2010, the Company retained an outside consultant which specializes in Sarbanes-Oxley compliance. This consulting firm has assisted the Company in developing a system that should assist in rectifying the material weaknesses described herein.

Item 16.

[Reserved]

A.

Audit Committee Financial Expert

Not Applicable.

B.

Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on June 1, 2007.  Refer to Exhibit 11.01 for the Code of Business Conduct and Ethics.

C.

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2010	$18,000	$0	$0	$0
2009	$10,250	$0	$0	$0

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

D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

F.

Change in Registrant’s Certifying Accountant.

None.

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2010 and 2009, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years ended December 31, 2010, and for the period from re-entry into the Development Stage, January 1, 2006 to December 31, 2010.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F.

Exhibit
Number	Description of Exhibit	Filing
1.01	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.02	Bylaws	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.03	Certificate of Name Change dated June 5, 2000.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.04	Certificate of Name Change dated September 20, 2004	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 15, 2005.
1.05	Certificate of Name Change dated February 6, 2007.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 8, 2007.
2.01	Form of Securities Purchase Agreement	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 17, 2007.
2.02	Form of Subscription Agreement and Form of Warrant for Private Placement	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on December 20, 2007.
2.03	Form of U.S. Private Placement Subscription Agreement	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 3, 2010.
2.04	Form of Non-U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 15, 2011.
4.01	Employment Agreement by and between the Company and Alan Brown dated January 1, 2009.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 10, 2009.
4.02	Consulting Agreement between the Company and Steve Radvak dated April 28, 2010.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 16, 2010.
4.03	Stock Purchase Agreement between the Company and Eurogas, Inc. dated April 28, 2010.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 16, 2010.
4.04	Exploration and Mining Lease and Option to Purchase Agreement by and between American Eagle Minerals Inc., Mountain Gold Exploration, Inc. and Lane A. Griffin and Associates dated May 27, 2010.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 14, 2010.
4.05	Director Service Agreement between the Company and Laird Cagan dated May 18, 2011.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on May 25, 2011.
8.01	Subsidiaries of the Company	Filed herewith.
11.01	Code of Ethics	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 10, 2007.
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

Filed herewith.
13.01	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.

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

December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (An Exploration Stage Company) (the “Company”) as of December 31, 2010 and 2009 and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2010, 2009, and 2008 and for the period from January 1, 2007 to December 31, 2010.  The period from January 1, 2006 (date of inception) to December 31, 2006 was audited by other auditors.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Exploration Corporation as of December 31, 2010 and 2009 and the results of its operations and cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

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

/s/M&K CPAS, PLLC

www.mkacpas.com

Houston, Texas

July 15, 2011

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

(expressed in U.S. dollars)

	December 31, 2010 $	December 31, 2009 $

ASSETS

Current Assets

Cash	779	1,525
Other receivable	4,531	–

Total Current Assets	5,310	1,525

Property and Equipment	19,123	61,079

Total Assets	24,433	62,604

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities

Accounts Payable	53,252	5,717

Accrued Liabilities	11,679	–

Due to Related Parties	116,566	306,304

Loan Payable	–	59,810

Derivative Liability	99,603	42,214

Total Liabilities	281,100	414,045

Stockholders’ Deficit

Common Stock Authorized: unlimited common shares, with no par value Issued and outstanding: 77,620,905 and 59,287,533 common shares, respectively	16,323,655	15,023,850

Common Stock Subscribed	306,000	64,000

Additional Paid-In Capital	5,014,842	5,014,842

Accumulated Deficit	(8,538,759)	(8,538,759)

Accumulated Deficit During the Exploration Stage	(13,362,405)	(11,915,374)

Total Stockholders’ Deficit	(256,667)	(351,441)

Total Liabilities and Stockholders’ Deficit	24,433	62,604

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations

(expressed in U.S. dollars)

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2010
	$	$	$	$

Revenue	–	–	–	–

Expenses

Accretion Expense	–	48,000	–	48,000
Consulting Services	469,129	917,876	1,193,774	3,193,919
General and Administrative	257,673	137,604	499,543	7,089,232
Impairment of Property and Equipment	–	–	–	8,033
Management Fees	120,000	120,000	112,987	860,000
Mineral Properties	7,943	49,423	355,721	1,323,087
Professional Fees	61,513	440,128	476,575	1,123,289

Total Expenses	941,318	1,713,031	2,638,600	13,645,560

Other Income (Expenses)

Gain (Loss) on Forgiveness of Debt	(444,361)	–	–	415,089
Gain (Loss) on Fair Value of Derivatives	(57,388)	138,727	(57,401)	(99,603)
Interest Expense	–	–	–	(3,307)
Loss on Sale of Assets	(12,678)	–	–	(12,678)
Write-off of Investment	(16,346)	–	–	(16,346)

Loss from Continuing Operations	(1,447,031)	(1,574,304)	(2,696,001)	(13,362,405)

Discontinued Operations	–	–	–	(8,538,759)

Net Loss	(1,447,031)	(1,574,304)	(2,696,001)	(21,901,164)

Net Loss Per Share – Basic and Diluted Net Loss Per Share – Basic and Diluted	(0.02)	(0.03)	(0.06)

Weighted Average Shares Outstanding	63,142,066	53,755,100	44,669,700

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2010
	$	$	$	$
Operating Activities

Net Loss For The Year	(1,447,031)	(1,574,304)	(2,696,001)	(13,362,405)

Adjustments to reconcile net income to net cash provided by operating activities:

Amortization Expense	12,412	14,070	17,715	60,221
Accretion Expense	–	48,000	–	48,000
Common stock issued for services	327,250	1,122,000	149,000	2,904,968
Common stock subscribed for services	–	64,000	1,403,500	1,467,500
Impairment of Mineral Properties	–	–	–	910,000
Impairment of Property and Equipment	–	–	–	8,033
Loss on sale of property and equipment	9,544	–	–	9,544
Loss (gain) on forgiveness of debt	444,361	–	–	(390,029)
Loss (gain) on Fair Value of Derivatives	57,389	(138,727)	57,401	99,603
Stock-Based Compensation	–	–	–	4,952,286

Changes in operating assets and liabilities:

Prepaid Expenses	–	–	–	76,222
Amounts Receivable	(4,531)	–	–	(4,531)
Accounts Payable and Accrued Liabilities	63,638	(21,427)	(29,709)	(99,932)

Net Cash Used In Operating Activities	(536,968)	(486,388)	(1,098,094)	(3,320,520)

Investing Activities

Acquisition of Mineral Properties	–	–	–	(110,000)
Proceeds from sale of property and equipment	20,000	–	–	20,000
Purchase of property and equipment	–	–	–	(116,921)

Net Cash Used in Investing Activities	20,000	–	–	(206,921)

Financing Activities

Proceeds from issuance of common shares	525,000	270,500	800,000	2,580,500
Proceeds from loans payable	–	59,810	–	59,810
Proceeds from related parties, net	(8,778)	148,978	66,748	887,794

Net Cash Provided By Financing Activities	516,222	479,288	866,748	3,528,104
Increase (Decrease) in Cash	(746)	(7,100)	(231,346)	663
Cash – Beginning of Period	1,525	8,625	239,971	116
Cash – End of Period	779	1,525	8,625	779

Supplemental Disclosures

Interest paid	–	–	–	–
Income tax paid	–	–	–	–

Non-Cash Investing and Financing Activities

Cancellation of common shares		–	–	(420,756)
Common shares issued to acquire mineral properties		–	–	800,000
Common shares issued to settle debt and services	245,194	–	–	1,321,794
Common shares issued for finders fees		–	28,000	63,000
Common shares issued for prepaid services		–	–	476,222

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation.

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2010

(expressed in U.S. dollars)

	Common Stock		Additional Paid-In Capital	Common Stock Subscribed	Accumulated Deficit	Accumulated Deficit During the Exploration Stage	Total
	Shares	Par Value
	#	$	$	$	$	$	$
Balance – January 1, 2006 (Date of Inception)	1,568,324	7,468,288	56,800	–	(8,538,759)	–	(1,013,671)

Cancellation of common shares	(207,562)	(20,756)	20,756	–	–	–	–

Issuance of common shares for cash	1,000,000	100,000	–	–	–	–	100,000

Issuance of common shares for acquisition of mineral properties	8,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for services	8,017,103	809,018	–	–	–	–	809,018

Issuance of share purchase warrants	–	–	4,952,286	–	–	–	4,952,286

Net loss for the year	–	–	–	–	–	(4,292,648)	(4,292,648)

Balance – December 31, 2006	18,377,865	9,156,550	5,029,842	–	(8,538,759)	(4,292,648)	1,354,985

Cancellation of common shares	(4,000,000)	(400,000)	–	–	–	–	(400,000)

Issuance of common shares for services	15,743,000	1,574,300	–	–	–	–	1,574,300

Issuance of common shares for cash at $0.10 per common share	3,850,000	385,000	–	–	–	–	385,000

Issuance of common shares for cash at $0.20 per common share	2,500,000	500,000	–	–	–	–	500,000

Issuance of common shares for finders fee	175,000	35,000	(35,000)	–	–	–	–

Net loss for the year	–	–	–	–	–	(3,352,421)	(3,352,421)

Balance – December 31, 2007	36,645,865	11,250,850	4,994,842	–	(8,538,759)	(7,645,069)	61,864

Issuance of common shares for services	1,025,000	149,000	–	–	–	–	149,000

Issuance of common shares for cash at $0.20 per common share	4,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for finders’ fees	140,000	28,000	(28,000)	–	–	–	–

Common stock subscribed	–	–	–	1,403,500	–	–	1,403,500

Net loss for the year	–	–	–	–	–	(2,696,001)	(2,696,001)

Balance – December 31, 2008	41,810,865	12,227,850	4,966,842	1,403,500	(8,538,759)	(10,341,070)	(281,637)

Issuance of common shares for services	13,400,000	2,525,500	–	(1,403,500)	–	–	1,122,000

Issuance of common shares for cash	4,076,668	270,500	–	–	–	–	270,500

Common stock subscribed	–	–	–	64,000	–	–	64,000

Fair value of warrants issued	–	–	48,000	–	–	–	48,000

Net loss for the year	–	–	–	–	–	(1,574,304)	(1,574,304)

Balance – December 31, 2009	59,287,533	15,023,850	5,014,842	64,000	(8,538,759)	(11,915,374)	(351,441)

Issuance of common shares for services	4,240,000	335,250	–	(64,000)	–	–	271,250

Issuance of common shares for cash	7,000,000	275,000	–	–	–	–	275,000

Issuance of common shares to settle debt	7,093,372	689,555	–	–	–	–	689,555

Common stock subscribed	–	–	–	306,000	–	–	306,000

Net loss for the year	–	–	–	–	–	(1,447,031)	(1,447,031)

Balance – December 31, 2010	77,620,905	16,323,655	5,014,842	306,000	(8,538,759)	(13,362,405)	(256,667)

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

On September 20, 2004, the Company focused its operations on the exploration, development, production, and acquisition of crude oil and natural gas properties, changing its name to Pure Capital Incorporated.  On November 1, 2006, the Company commenced negotiations to acquire several mining and mineral right claims which was closed on December 4, 2006 where the Company acquired 100% of the mineral claims located in Tombstone, Arizona in exchange for $100,000 and the issuance of 8,000,000 common shares of the Company.  Effectively, on February 6, 2007, the Company changed its name to Tombstone Exploration Corporation to better reflect the Company’s current business objective and strategies.  The Company is an Exploration Stage Company, as defined by ASC 915, Development Stage Companies.

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.  As at December 31, 2010, the Company did not record any revenues, had a working capital deficit of $275,790 and an accumulated deficit of $21,901,164. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

b)

Use of Estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of long lived assets, stock-based compensation, and deferred income tax asset valuation allowances. The Company bases its estimates, fair value of derivative and financial instruments, and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2010 and 2009, the Company had no cash equivalents.

d)

Property and Equipment

Property and equipment are recorded at the lower of cost or net book value, and are amortized based on the following rates:

Asset Type	Amortization Method
Furniture and Fixtures	5 years straight-line
Equipment	5 years straight-line

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

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

j)

Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2010 and 2009, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

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

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. Level 3 financial instruments applicable to the Company include the fair value of the derivative liability. The value of this derivative liability was $99,603 and $42,214 as of December 31, 2010 and 2009, respectively.

The Company’s financial instruments consist principally of cash, accounts payable and accrued liabilities, amounts due to related parties, derivative liability, and notes payable to a related party. Pursuant to ASC 820 and 825, the fair value of our cash and cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

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

n)

Recent Accounting Pronouncements

In January 2010, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis.  The adoption of this standard did not have a significant impact on the Company’s financial statements.

In January 2010, the FASB issued an amendment to ASC 505, Equity, where entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders are considered to be a share issuance that is reflected prospectively in EPS, and is not accounted for as a stock dividend.  This standard is effective for interim and annual periods ending on or after December 15, 2009 and is to be applied on a retrospective basis.  The adoption of this standard did not have a significant impact on the Company’s financial statements.

In October 2009, the FASB issued an amendment to the accounting standards related to certain revenue arrangements that include software elements. This standard clarifies the existing accounting guidance such that tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality, shall be excluded from the scope of the software revenue recognition accounting standards. Accordingly, sales of these products may fall within the scope of other revenue recognition standards or may now be within the scope of this standard and may require an allocation of the arrangement consideration for each element of the arrangement. The adoption of this standard did not have a significant impact on the Company’s financial statements.

In October 2009, FASB issued an amendment to the accounting standards related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminated the use of the residual method for allocating arrangement considerations and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. The adoption of this standard did not have a significant impact on the Company’s financial statements.

In August 2009, FASB issued an amendment to the accounting standards related to the measurement of liabilities that are recognized or disclosed at fair value on a recurring basis. This standard clarifies how a company should measure the fair value of liabilities and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. This standard is effective for the Company on October 1, 2009. The adoption of this standard did not have a significant impact on the Company’s financial statements.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

3.

Property and Equipment

			Net Book Value
	Cost $	Accumulated Amortization $	December 31, 2010 $	December 31, 2009 $

Furniture and Fixtures	–	–	–	42,209
Equipment	48,747	29,624	19,123	18,870

	48,747	29,624	19,123	61,079

4.

Other Receivables

As at December 31, 2010, the Company had $4,531 (2009 - $nil) of other receivables relating to miscellaneous receivables for equipment rental.

5.

Common Shares

All common shares for non-cash purposes have been valued based on the end-of-day trading price of the Company’s common stock on the date of grant.

Year Ended December 31, 2010

a)

On December 14, 2010, the Company issued 2,500,000 common shares at $0.03 per share for proceeds of $75,000.

b)

On December 14, 2010, the Company issued 240,000 common shares with a fair value of $27,600 for consulting services.

c)

On November 5, 2010, the Company issued 1,600,000 common shares with a fair value of $112,000 for consulting services.

d)

On October 18, 2010, the Company issued 2,569,372 common shares with a fair value of $110,483 to settle debt of $64,234, resulting in a loss on settlement of $46,249.

e)

On September 8, 2010, the Company issued 150,000 common shares with a fair value of $6,000 for consulting services.

f)

On April 28, 2010, the Company issued 2,500,000 common shares at $0.04 per share for proceeds of $100,000.

g)

On April 8, 2010, the Company issued 1,800,000 common shares with a fair value of $166,400 for consulting services.

h)

On April 8, 2010, the Company issued 4,524,000 common shares with a fair value of $579,072 to settle debt of $180,960, resulting in a loss on settlement of $398,112.

i)

On March 26, 2010, the Company issued 500,000 common shares at $0.05 per share for proceeds of $25,000.

j)

On March 9, 2010, the Company issued 500,000 common shares at $0.05 per share for proceeds of $25,000.

k)

On February 8, 2010, the Company issued 250,000 common shares with a fair value of $15,000 for consulting services.

l)

On January 26, 2010, the Company issued 200,000 common shares with a fair value of $12,000 for consulting services.

m)

On January 26, 2010, the Company issued 1,000,000 common shares at $0.05 per share for proceeds of $50,000.

Year Ended December 31, 2009

n)

As at December 31, 2009, the Company authorized the issuance of 1,000,000 common shares with a fair value of $64,000 for consulting services.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

5.

Common Shares (continued)

o)

On November 9, 2009, the Company issued 100,000 common shares with a fair value of $7,500 for professional consulting services and 500,000 common shares with a fair value of $37,500 for consulting services.

p)

On November 9, 2009, the Company issued 833,334 common shares at $0.06 per share for proceeds of $50,000.

q)

On September 18, 2009, the Company issued 1,410,000 common shares at $0.05 per share for proceeds of $70,500.

r)

On August 12, 2009, the Company issued 500,000 common shares with a fair value of $43,500 for consulting services.

s)

On July 21, 2009, the Company issued 500,000 common shares with a fair value of $43,500 for consulting services.

t)

On June 12, 2009, the Company issued 1,500,000 common shares with a fair value of $130,500 for consulting services.

u)

On April 16, 2009, the Company issued 500,000 common shares with a fair value of $40,000 for consulting services.

v)

On April 14, 2009, the Company issued 1,000,000 common shares at $0.10 per share for proceeds of $100,000.

w)

On March 19, 2009, the Company issued 500,000 common shares with a fair value of $39,500 for consulting services.

x)

On March 19, 2009, the Company issued 833,334 common shares at $0.06 per share for proceeds of $50,000.

y)

On February 17, 2009, the Company issued 350,000 common shares with a fair value of $78,750 for consulting services and 3,000,000 common shares with a fair value of $675,000 for investor relations.

z)

On February 17, 2009, the Company issued 200,000 common shares for consulting services which were authorized during the year ended December 31, 2008 and recorded as common stock subscribed.

aa)

On February 12, 2009, the Company issued 5,250,000 common shares for consulting services which were authorized during the year ended December 31, 2008 and recorded as common stock subscribed.

Year Ended December 31, 2008

bb)

In November 2008, the Company issued 500,000 common shares of the Company for consulting services with a fair value of $40,000.

cc)

In October 2008, the Company authorized the issuance of 750,000 common shares of the Company for consulting services with a fair value of $75,000 and professional fees with a fair value of $37,500.  These common shares were issued subsequent to year-end.

dd)

In September 2008, the Company issued 200,000 common shares of the Company for consulting services with a fair value of $32,000.

ee)

In August 2008, the Company issued 2,000,000 units in a private placement at $0.20 per unit for proceeds of $400,000.  Each unit is comprised of one common share of the Company and one-half share purchase warrant, where each full share purchase warrant grants the warrant holder to purchase one additional common share of the Company at $0.40 per common share until August 31, 2011.

ff)

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

Common Shares (continued)

gg)

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

hh)

In May 2008, the Company cancelled 4,000,000 common shares that were previously issued in January 2008.

ii)

In April 2008, the Company authorized the issuance of 750,000 common shares of the Company for consulting services with a fair value of $130,000 and professional fees with a fair value of $65,000. These common shares were issued subsequent to year-end.

jj)

In January 2008, the Company issued 200,000 common shares for website services with a fair value of $46,000.

kk)

In January 2008, the Company issued 250,000 common shares for consulting services with a fair value of $57,500.

ll)

In January 2008, the Company issued 4,000,000 common shares for consulting and professional services with a fair value of $1,040,000.

mm) In January 2008, the Company issued 75,000 common shares for website services with a fair value of $19,500.

nn)

In January 2008, the Company authorized the issuance of 3,000,000 common shares for consulting services and professional fees with a fair value of $520,000 and $260,000, respectively.  These common shares were issued subsequent to year-end.

6.

Share Purchase Warrants

In April 2010, the Company issued 2,500,000 share purchase warrants as part of a private placement of common shares.  Each warrant is exercisable at $0.10 per share until April 28, 2013.   The fair value of the warrants is $71,999 using the Black-Scholes option pricing model assuming a market price of $0.125 per share on the grant date, volatility of 146.80% useful life of 3 years, and no expected dividends.

The following table summarizes the continuity schedule for share purchase warrants:

	Number of Warrants	Exercise Price
Balance – December 31, 2007	9,337,500	$0.14
Issued	2,070,000	$0.40
Cancelled	(8,000,000)	$0.10
Balance – December 31, 2008 and 2009	3,407,500	$0.40
Issued	2,500,000	$0.10
Expired	(1,337,500)	$0.40
Balance – December 31, 2010	4,570,000	$0.24

As at December 31, 2010, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,070,000	$0.40	June 30, 2011
1,000,000	$0.40	August 31, 2011
2,500,000	$0.10	April 28, 2013

4,570,000

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

7.

Related Party Transactions

As at December 31, 2010, the Company owed $116,566 (2009 - $306,304) to the President of the Company for financing of day-to-day operations.  The amounts owing are unsecured, non-interest bearing, and due on demand.

8.

Derivative Liability

The Company records the fair value of the reset provision of its exercise price of share purchase warrants in accordance with ASC 815, Derivatives and Hedging.   The exercise price of the warrants is $0.40 per share until October 3, 2010, and he reset provision allows for the exercise price to be reset to a value equal to a future issuance of common shares, stock options, warrants, or other equity instrument if the issuance or exercise price is less than $0.40 per share.  The fair value of the derivatives was calculated using a multi-nominal lattice model performed by an independent qualified business valuator.  The fair value of the derivative liability is revalued on each balance sheet date with corresponding gains and losses recorded in the consolidated statement of operations.  As at December 31, 2010 and 2009, the Company recorded a derivative liability of $99,603 and $42,214 respectively.

9.

Income Taxes

The Company has $7,717,800 of net operating losses to carryforward to offset taxable income in future years which expire through fiscal 2028. For the years ended December 31, 2010 and 2009, the valuation allowance established against the deferred tax assets increased by $321,113, and $566,110, respectively.

The components of the net deferred tax asset at December 31, 2010 and 2009, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2010 $	2009 $	2008 $
Income (Loss) Before Taxes	(1,447,031)	(1,574,304)	(2,696,001)
Statutory rate	34%	34%	34%

Computed expected tax recovery	(491,990)	(535,263)	(916,640)
Non-deductible expenses	170,877	(30,847)	25,400
Change in valuation allowance	321,113	566,110	891,240

Reported income taxes	–	–	–

	2010 $	2009 $
Deferred tax asset
- Cumulative net operating losses	2,643,148	2,322,035
- Less valuation allowance	(2,643,148)	(2,322,035)

Net deferred tax asset	–	–

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030

	7,717,800

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

10.

Subsequent Events

Since December 31, 2010, the Company has issued an aggregate of 16,000,000 shares for consulting services and as a result of total cash invested of $600,000.  In addition, the Company issued 6,000,000 warrants to purchase shares of its common stock.