Form 20-F/A
period 2009-12-31
TOMBSTONE EXPLORATION CORP
filed 2011-07-20
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

     . YES

  X . NO

2

TABLE OF CONTENTS

PART III		6
Item 17	Financial Statements	6
Item 19	Exhibits	7
SIGNATURE	46	8

3

EXPLANATORY NOTE:

On July 18, 2011, the Registrant filed Amendment No. 1 to its Form 20-F for the fiscal year ended December 31, 2009.  There was an inadvertent error contained in the Consolidated Statements of Operations relating to the audited financials for the year ended December 31, 2008 with respect to the Net Loss Per Share and the Weighted Average Shares Outstanding.  This Amendment No. 2 is being filed to correct each of those numbers as relates to the audited financials for the year ended December 31, 2008 only.  There are no other changes.

4

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2009 and 2008, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years ended December 31, 2009, 2008, and 2007 and for the period from re-entry into the Development Stage January 1, 2006 to December 31, 2009.

5

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

6

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOMBSTONE EXPLORATION CORPORATION

(Company)

/s/ ALAN BROWN

ALAN BROWN

President and Director

DATED on the 1 9 th day of July, 2011

7

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

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations

(expressed in U.S. dollars)

(Restated – Note 10)

	For the Year Ended December 31, 2009 (restated)	For the Year Ended December 31, 2008 (restated)	For the Year Ended December 31, 2007 (restated)	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2009 (restated)
	$	$	$	$

Revenue	–	–	–	–

Expenses

Accretion Expense	48,000	–	–	48,000
Consulting Services	917,876	1,193,774	553,140	2,724,790
General and Administrative	137,604	499,543	1,128,107	6,806,500
Impairment of property and equipment	–	–	8,033	8,033
Management Fees	120,000	112,987	507,013	740,000
Mineral Properties	49,423	355,721	910,000	1,315,144
Professional Fees	440,128	476,575	119,281	1,061,776

Total Expenses	1,713,031	2,638,600	3,225,574	12,704,243

Other Income (Expenses)

Gain on Forgiveness of Debt	–	–	–	834,390
Gain (Loss) on Fair Value of Derivatives	138,727	(57,401)	(123,540)	(42,214)
Interest Expense	–	–	(3,307)	(3,307)

	138,727	(57,401)	(126,847)	788,869

Loss from Continuing Operations	(1,574,304)	(2,696,001)	(3,352,421)	(11,915,374)

Discontinued Operations	–	–	–	(8,538,759)

Net Loss	(1,574,304)	(2,696,001)	(3,352,421)	(20,454,133)

Net Loss Per Share – Basic and Diluted Net Loss Per Share – Basic and Diluted	(0.03)	(0.0 7 )	(0.11)

Weighted Average Shares Outstanding	53,755,100	40,343,975	29,770,000

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

9.

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

11.

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