Form 20-F/A
period 2010-12-31
TOMBSTONE EXPLORATION CORP
filed 2011-07-20
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F /A

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

2

TABLE OF CONTENTS

PART III		6
Item 17	Financial Statements	6
Item 19	Exhibits	42
SIGNATURES		43

3

EXPLANATORY NOTE:

On July 18, 2011, the Registrant filed its Form 20-F for the fiscal year ended December 31, 2010.  There was an inadvertent error contained in the Consolidated Statements of Operations relating to the audited financials for the year ended December 31, 2008 with respect to the Net Loss Per Share and the Weighted Average Shares Outstanding.  This Amendment No. 1 is being filed to correct each of those numbers as relates to the audited financials for the year ended December 31, 2008 only.  There are no other changes.

4

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2010 and 2009, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years ended December 31, 2010, and for the period from re-entry into the Development Stage, January 1, 2006 to December 31, 2010.

5

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

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations

(expressed in U.S. dollars)

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2010
	$	$	$	$

Revenue	–	–	–	–

Expenses

Accretion Expense	–	48,000	–	48,000
Consulting Services	469,129	917,876	1,193,774	3,193,919
General and Administrative	257,673	137,604	499,543	7,089,232
Impairment of Property and Equipment	–	–	–	8,033
Management Fees	120,000	120,000	112,987	860,000
Mineral Properties	7,943	49,423	355,721	1,323,087
Professional Fees	61,513	440,128	476,575	1,123,289

Total Expenses	941,318	1,713,031	2,638,600	13,645,560

Other Income (Expenses)

Gain (Loss) on Forgiveness of Debt	(444,361)	–	–	415,089
Gain (Loss) on Fair Value of Derivatives	(57,388)	138,727	(57,401)	(99,603)
Interest Expense	–	–	–	(3,307)
Loss on Sale of Assets	(12,678)	–	–	(12,678)
Write-off of Investment	(16,346)	–	–	(16,346)

Loss from Continuing Operations	(1,447,031)	(1,574,304)	(2,696,001)	(13,362,405)

Discontinued Operations	–	–	–	(8,538,759)

Net Loss	(1,447,031)	(1,574,304)	(2,696,001)	(21,901,164)

Net Loss Per Share – Basic and Diluted Net Loss Per Share – Basic and Diluted	(0.02)	(0.03)	(0.0 7 )

Weighted Average Shares Outstanding	63,142,066	53,755,100	40,353,975

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