Form 20-F/A
period 2009-12-31
TOMBSTONE EXPLORATION CORP
filed 2011-08-11
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 3

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

Commission file number: 00 0-29922

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

Yes       .. No   X   ..

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes       .. No       ..

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X   .. No       ..

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer       ..  Accelerated filer         ..  Non-accelerated filer     X   ..

Indicate by check mark which financial statement item the registrant has elected to follow.

    X   ..   ITEM 17          ..   ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes       .. No   X   ..

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes       .. No   X   ..

2

TABLE OF CONTENTS

PART III		5
Item 17	Financial Statements	5
Item 19	Exhibits	6
SIGNATURE		7

3

EXPLANATORY NOTE:

On July 18, 2011, the Registrant filed Amendment No. 1 to its Form 20-F for the fiscal year ended December 31, 2009.  There was an inadvertent error contained in the Consolidated Statements of Operations relating to the audited financials for the year ended December 31, 2008 with respect to the Net Loss Per Share and the Weighted Average Shares Outstanding.  On July 19, 2011, the Registrant filed Amendment No. 2 to correct each of those numbers as it relates to the audited financials for the year ended December 31, 2008 only.  This Amendment No. 3 is being filed to label the cumulative column on our financial statements as “unaudited” and to provide a revised audit opinion from our independent registered public accounting firm removing all references to the cumulative financial data.

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

DATED on the 9th day of August, 2011

7

Tombstone Exploration Corporation

(An Exploration Stage Company)

December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (An Exploration Stage Company) (the “Company”) as of December 31, 2009 and 2008 and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2009, 2008, and 2007.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations

(expressed in U.S. dollars)

(Restated – Note 10)

	For the Year Ended December 31, 2009 (restated)	For the Year Ended December 31, 2008 (restated)	For the Year Ended December 31, 2007 (restated)	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2009 (restated and unaudited)
	$	$	$	$

Revenue	–	–	–	–

Expenses

Accretion Expense	48,000	–	–	48,000
Consulting Services	917,876	1,193,774	553,140	2,724,790
General and Administrative	137,604	499,543	1,128,107	6,806,500
Impairment of property and equipment	–	–	8,033	8,033
Management Fees	120,000	112,987	507,013	740,000
Mineral Properties	49,423	355,721	910,000	1,315,144
Professional Fees	440,128	476,575	119,281	1,061,776

Total Expenses	1,713,031	2,638,600	3,225,574	12,704,243

Other Income (Expenses)

Gain on Forgiveness of Debt	–	–	–	834,390
Gain (Loss) on Fair Value of Derivatives	138,727	(57,401)	(123,540)	(42,214)
Interest Expense	–	–	(3,307)	(3,307)

	138,727	(57,401)	(126,847)	788,869

Loss from Continuing Operations	(1,574,304)	(2,696,001)	(3,352,421)	(11,915,374)

Discontinued Operations	–	–	–	(8,538,759)

Net Loss	(1,574,304)	(2,696,001)	(3,352,421)	(20,454,133)

Net Loss Per Share – Basic and Diluted Net Loss Per Share – Basic and Diluted	(0.03)	(0.07)	(0.11)

Weighted Average Shares Outstanding	53,755,100	40,343,975	29,770,000

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

(Restated – Note 10)

	For the Year Ended December 31, 2009 (restated)	For the Year Ended December 31, 2008 (restated)	For the Year Ended December 31, 2007 (restated)	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2009 (restated and unaudited)
	$	$	$	$

Operating Activities

Net Loss For The Year	(1,574,304)	(2,696,001)	(3,352,421)	(11,915,374)

Adjustments to reconcile net income to net cash provided by operating activities:

Amortization Expense	14,070	17,715	16,024	47,809
Accretion Expense	48,000	–	–	48,000
Common stock issued for services	1,122,000	149,000	774,300	2,077,718
Common stock subscribed for services	64,000	1,403,500	–	1,467,500
Common stock issued for management fees	–	–	500,000	500,000
Impairment of Mineral Properties	–	–	910,000	910,000
Impairment of Property and Equipment	–	–	8,033	8,033
Gain on Forgiveness of Debt	–	–	–	(834,390)
Loss (Gain) on Fair Value of Derivatives	(138,727)	57,401	123,540	42,214
Stock-Based Compensation	–	–	–	4,952,286

Changes in operating assets and liabilities:

Prepaid Expenses	–	–	76,222	76,222
Accounts Payable and Accrued Liabilities	(21,427)	(29,709)	21,381	(163,570)

Net Cash Used In Operating Activities	(486,388)	(1,098,094)	(922,921)	(2,783,552)

Investing Activities

Acquisition of Mineral Properties	–	–	(10,000)	(110,000)
Purchase of property and equipment	–	–	(108,177)	(116,921)

Net Cash Used in Investing Activities	–	–	(118,177)	(226,921)

Financing Activities

Proceeds from issuance of common shares	270,500	800,000	885,000	2,055,500
Proceeds from loans payable	59,810	–	–	59,810
Proceeds from related parties, net	148,978	66,748	353,088	896,572

Net Cash Provided By Financing Activities	479,288	866,748	1,238,088	3,011,882
Increase (Decrease) in Cash	(7,100)	(231,346)	196,990	1,409
Cash – Beginning of Period	8,625	239,971	42,981	116
Cash – End of Period	1,525	8,625	239,971	1,525

Supplemental Disclosures
Interest paid	–	–	–	–
Income tax paid	–	–	–	–

Non-Cash Investing and Financing Activities
Cancellation of common shares	–	–	(400,000)	(420,756)
Common shares issued to acquire mineral properties	–	–	–	800,000
Common shares issued to settle debt and services	–	–	300,000	1,076,600
Common shares issued for finders fees	–	28,000	35,000	63,000

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation.

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2009

(expressed in U.S. dollars)

(Restated – Note 10)

	Common Stock		Additional Paid-In Capital	Common Stock Subscribed	Accumulated Deficit	Accumulated Deficit During the Development Stage (unaudited)	Total
	Shares	Par Value
	#	$	$	$	$	$	$
Balance – January 1, 2006 (Date of Inception)	1,568,324	7,468,288	56,800	–	(8,538,759)	–	(1,013,671)

Cancellation of common shares	(207,562)	(20,756)	20,756	–	–	–	–

Issuance of common shares for cash	1,000,000	100,000	–	–	–	–	100,000

Issuance of common shares for acquisition of mineral properties	8,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for services	8,017,103	809,018	–	–	–	–	809,018

Issuance of share purchase warrants	–	–	4,952,286	–	–	–	4,952,286

Net loss for the year	–	–	–	–	–	(4,292,648)	(4,292,648)

Balance – December 31, 2006	18,377,865	9,156,550	5,029,842	–	(8,538,759)	(4,292,648)	1,354,985

Cancellation of common shares	(4,000,000)	(400,000)	–	–	–	–	(400,000)

Issuance of common shares for services	15,743,000	1,574,300	–	–	–	–	1,574,300

Issuance of common shares for cash at $0.10 per common share	3,850,000	385,000	–	–	–	–	385,000

Issuance of common shares for cash at $0.20 per common share	2,500,000	500,000	–	–	–	–	500,000

Issuance of common shares for finders fee	175,000	35,000	(35,000)	–	–	–	–

Net loss for the year	–	–	–	–	–	(3,352,421)	(3,352,421)

Balance – December 31, 2007	36,645,865	11,250,850	4,994,842	–	(8,538,759)	(7,645,069)	61,864

Issuance of common shares for services	1,025,000	149,000	–	–	–	–	149,000

Issuance of common shares for cash at $0.20 per common share	4,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for finders’ fees	140,000	28,000	(28,000)	–	–	–	–

Common stock subscribed	–	–	–	1,403,500	–	–	1,403,500

Net loss for the year	–	–	–	–	–	(2,696,001)	(2,696,001)

Balance – December 31, 2008	41,810,865	12,227,850	4,966,842	1,403,500	(8,538,759)	(10,341,070)	(281,637)

Issuance of common shares for services	13,400,000	2,525,500	–	(1,403,500)	–	–	1,122,000

Issuance of common shares for cash	4,076,668	270,500	–	–	–	–	270,500

Common stock subscribed	–	–	–	64,000	–	–	64,000

Fair value of warrants issued	–	–	48,000	–	–	–	48,000

Net loss for the year	–	–	–	–	–	(1,574,304)	(1,574,304)

Balance – December 31, 2009	59,287,533	15,023,850	5,014,842	64,000	(8,538,759)	(11,915,374)	(351,441)

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