Form 20-F/A
TOMBSTONE EXPLORATION CORP
filed 2011-08-26
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 4

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

Yes      . No   X  .

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes      . No      .

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  . No      .

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

Yes      . No   X  .

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes      . No   X  .

2

TABLE OF CONTENTS

PART III		5
Item 17	Financial Statements	5
Item 19	Exhibits	6
SIGNATURES		7

3

EXPLANATORY NOTE:

On July 18, 2011, the Registrant filed Amendment No. 1 to its Form 20-F for the fiscal year ended December 31, 2009.  There was an inadvertent error contained in the Consolidated Statements of Operations relating to the audited financials for the year ended December 31, 2008 with respect to the Net Loss Per Share and the Weighted Average Shares Outstanding.  On July 19, 2011, the Registrant filed Amendment No. 2 to correct each of those numbers as it relates to the audited financials for the year ended December 31, 2008 only.  On August 11, 2011, the Registrant filed Amendment No. 3 to label the cumulative column on our financial statements as “unaudited” and to provide a revised audit opinion from our independent registered public accounting firm removing all references to the cumulative financial data.  This Amendment No. 4 is being filed to label the statement of stockholders’ deficit for the year ended December 31, 2006 as “unaudited” and to remove the “unaudited” label from the accumulated deficit during the development stage column.

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

DATED on the 25th day of August, 2011

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

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation.

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2009

(expressed in U.S. dollars)

(Restated – Note 10)

	Common Stock		Additional Paid-In Capital	Common Stock Subscribed	Accumulated Deficit	Accumulated Deficit During the Development Stage	Total
	Shares	Par Value
	#	$	$	$	$	$	$
Balance – January 1, 2006 (Date of Inception)	1,568,324	7,468,288	56,800	–	(8,538,759)	–	(1,013,671)

Cancellation of common shares	(207,562)	(20,756)	20,756	–	–	–	–

Issuance of common shares for cash	1,000,000	100,000	–	–	–	–	100,000

Issuance of common shares for acquisition of mineral properties	8,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for services	8,017,103	809,018	–	–	–	–	809,018

Issuance of share purchase warrants	–	–	4,952,286	–	–	–	4,952,286

Net loss for the year	–	–	–	–	–	(4,292,648)	(4,292,648)

Balance – December 31, 2006 (unaudited)	18,377,865	9,156,550	5,029,842	–	(8,538,759)	(4,292,648)	1,354,985

Cancellation of common shares	(4,000,000)	(400,000)	–	–	–	–	(400,000)

Issuance of common shares for services	15,743,000	1,574,300	–	–	–	–	1,574,300

Issuance of common shares for cash at $0.10 per common share	3,850,000	385,000	–	–	–	–	385,000

Issuance of common shares for cash at $0.20 per common share	2,500,000	500,000	–	–	–	–	500,000

Issuance of common shares for finders fee	175,000	35,000	(35,000)	–	–	–	–

Net loss for the year	–	–	–	–	–	(3,352,421)	(3,352,421)

Balance – December 31, 2007	36,645,865	11,250,850	4,994,842	–	(8,538,759)	(7,645,069)	61,864

Issuance of common shares for services	1,025,000	149,000	–	–	–	–	149,000

Issuance of common shares for cash at $0.20 per common share	4,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for finders’ fees	140,000	28,000	(28,000)	–	–	–	–

Common stock subscribed	–	–	–	1,403,500	–	–	1,403,500

Net loss for the year	–	–	–	–	–	(2,696,001)	(2,696,001)

Balance – December 31, 2008	41,810,865	12,227,850	4,966,842	1,403,500	(8,538,759)	(10,341,070)	(281,637)

Issuance of common shares for services	13,400,000	2,525,500	–	(1,403,500)	–	–	1,122,000

Issuance of common shares for cash	4,076,668	270,500	–	–	–	–	270,500

Common stock subscribed	–	–	–	64,000	–	–	64,000

Fair value of warrants issued	–	–	48,000	–	–	–	48,000

Net loss for the year	–	–	–	–	–	(1,574,304)	(1,574,304)

Balance – December 31, 2009	59,287,533	15,023,850	5,014,842	64,000	(8,538,759)	(11,915,374)	(351,441)

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