Form 20-F
period 2011-12-31
TOMBSTONE EXPLORATION CORP
filed 2012-05-15
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

     .

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF

1934

 X .

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

7337 E. Doubletree Ranch Rd., Suite 190

Scottsdale, AZ 85258

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

There were 103,660,905 Common Shares without par value issued and outstanding as at December 31, 2011.

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

      . YES   X .NO (Not Applicable)

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

The financial statements of the Company for the years ended December 31, 2011 and December 31, 2010 have been audited by M&K CPAS, PLLC, 13831 Northwest Freeway, Suite 575 Houston, TX, 77040.

ITEM 1.

Identity of Directors, Senior Management and Advisers

Not Required.

ITEM 2.

Offer Statistics and Expected Timetable

Not Required.

ITEM 3.

Key Information

A.

Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2006 to December 31, 2011. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2006 $ (unaudited)	December 31, 2007 $	December 31, 2008 $	December 31, 2009 $	December 31, 2010 $	December 31, 2011 $
OPERATING DATA:
Revenue	-	-	-	-	-	-
Gross Profit	-	-	-	-	-	-
Net Income (Loss)	(4,277,579)	(3,352,421)	(2,696,001)	(1,574,304)	(1,447,030)	(580,330)
Earnings (Loss) Per Share	(1.02)	(0.11)	(0.06)	(0.03)	(0.02)	(0.01)

BALANCE SHEET DATA:
Cash	42,981	239,971	8,625	1,525	779	379,014
Total Assets	1,419,203	332,835	83,774	62,604	24,433	402,825
Total Liabilities	49,149	270,971	365,411	414,045	281,100	221,897
Shareholders’ Equity (Deficit)	1,370,054	61,864	(281,637)	(351,441)	(256,667)	180,928

CURRENCY TRANSLATIONS

The following table sets out the exchange rates for the conversion of one Canadian dollar into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2011	2010	2009	2008	2007	2006
End ($)	1.0208	1.0009	0.9406	0.8166	0.98200	0.8547
Average ($)	0.9918	1.0298	0.9097	1.0660	1.07465	0.8849
High ($)	1.0187	1.0776	0.9807	1.0298	1.18730	0.8547
Low ($)	0.9500	0.9960	0.7860	0.7688	0.90570	0.9091

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on April 26, 2012 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $0.9841.

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

Risks Associated With Mining

Our mining properties are in the exploration stage. There is no assurance that our properties contains any mineral resources in commercially exploitable quantities. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail and investors may lose all of their investment in our Company.

Despite our acquisition of mineral claims and rights, we have not established that any of them contain any commercially exploitable mineral reserves, nor can there be any assurance that we will ever find commercially exploitable mineral reserves. The probability of an individual prospect ever having a commercially exploitable mineral reserve is extremely remote; in all probability our mineral resource claims do not contain any reserves and any funds that we spend on exploration will probably be lost. The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that any exploration on our properties will establish that commercially exploitable reserves of minerals exist on our mining claims. Additional potential problems that may prevent us from discovering any reserves of minerals on our properties include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

If we are unable to establish the presence of commercially exploitable reserves of minerals on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably and investors may lose all of their investment in our Company.

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

Risks Related To Our Company

The fact that we have not generated any operating revenues for the last six years raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues for the last six years and we will, in all likelihood, continue to incur operating expenses without revenues until our mining claims are fully developed and in commercial production.  As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining claims or assure that viable reserves exist on the claims for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

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

It is in the compelling interest of the Company to report its affairs annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Company’s intended application for submission is effective.

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

Low-Priced Stocks Subject to Greater Disclosure Requirements.

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The common shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on April 26, 2012 was $0.03. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

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

On November 27, 2006, the Company acquired full rights and title to certain mining and exploration claims located in the State of Arizona along with other equipment and properties from Redhawk Exploration & Development, Inc., a Texas corporation.

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

The Company holds 100% of the mineral rights to approximately 11,863 acres in the historical western Tombstone silver mining district. Our property area lies within the historic Tombstone Mining District, in Township 20 South, Ranges 22 and 23 East, Gila and Salt River Meridian and Base Line, Cochise County, Arizona. The town of Tombstone, Arizona is approximately 70 miles (mi, 110 kilometers (km)) southeast of Tucson and 24 mi (40 km) northwest of Bisbee, Arizona. The San Pedro River lies about 2 mi (3 km) west of the property’s westernmost boundary.

Our acquired mineral rights make the Company the largest landholder in the Tombstone mining district.  The Tombstone mining district is one of 12 mining districts in Cochise County, Arizona. Copper, lead, zinc, silver, and gold were the principal metals produced from the different mines in the County. Management has structured and positioned the Company to capitalize on today's increasing demand and prices for precious metals and base metals such as copper, lead and zinc.

The Tombstone property is composed of three non-contiguous parcels totaling approximately 11,863. The parcels consist of 8 patented lode claims totaling 145.6 acres (58.9 ha), 261 unpatented lode claims totaling 4,634 acres (1,875 ha) administered by the U.S. Bureau of Land Management (BLM), and 15 Arizona State Land Department (ASLD) exploration permits totaling 7,084 acres (2,866 ha). The Company owns the mineral rights to the patented claims; the surface rights are owned by various individuals. The unpatented federal BLM mining claims grant the Company the exclusive rights to explore for and potentially mine minerals, and Arizona state trust lands exploration permits grant the Company the exclusive exploration rights for up to 5 years from the date the exploration applications were filed. Surface and mineral rights are variously owned by the U.S. federal government, the State of Arizona, and individual persons.

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

2007 Drilling Program

In early March 2007, we commenced our reverse circulation (RC) drill program. On or about March 21, 2007, we completed the first reverse circulation drill hole (RT-1) to a depth of 500 feet and intercepted silver/gold mineralization when it hit its target at the Tombstone property.

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

SRK made the following recommendations:

An extended program of vertical and inclined core drilling was recommended for the Tombstone Property. Drilling would be aimed at determining mineralization grades and fissure vein characteristics such as horizontal and vertical extent, relationships to other veins, widths and depths below the water table. It would also provide geotechnical information, samples for bulk density measurements, and samples for preliminary metallurgical testing. It is difficult to say how many drill holes would be indicated. A program is suggested that would include a minimum of five 1000-foot core holes along existing mineralized structural zones to define depth potential below the water table. A program of twenty 500-ft drill holes (RC) can be used to explore along strike of mapped extensions to known structures.

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

As of June 30, 2010, 4,080 feet of drilling had been completed. Also during this period, additional geologist investigation was undertaken to further assess the potential for porphyry copper exploration targets on the Tombstone property. The Company has been in contact with geophysical contractors to develop a plan, budget and timeline for this phase of the project. Planning is ongoing and work may include geochemical surveys as well.

The Company has not conducted further drilling on the Tombstone Property since June 2010.

2010 Report on a Helicopter-Borne Z-Axis Tipper Electromagnetic (ZTEM) and Aero Magnetic Geophysical Survey

From June 29, 2010 to July 4, 2010, Geotech Ltd. carried out a helicopter-borne geophysical survey for the Company over the Tombstone project area. Principal geophysical sensors included a Z-Axis Tipper electromagnetic (ZTEM) system, and a caesium magnetometer. Ancillary equipment included a GPS navigation system and a radar altimeter.  ZTEM was selected for its ability to achieve unparalleled resolution and depth of investigation. The system is well suited to imaging buried porphyry deposits and is capable of gathering data over 6,000 feet (1.25 miles) below ground surface.

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

In November 2010, upon review of the ZTEM data, at least four to five porphyry targets were identified on the Company's Tombstone property, and there is still a very large land position to review.  Of the targets that have been identified so far, two have precious metal (gold and silver) occurrences as "halos" around the properties, which are significant characteristics of porphyry systems. One identified structure has been compared by Geotech to the Mount Milligan deposits that were recently sold and have total measured and indicated resources of 417.1 million tons grading 0.21% copper, 0.41 g/t gold for 1,934 million pounds copper and 5.5 million ounces gold.  Three of the identified targets have coincident magnetic and resistivity high which are very promising geophysical signatures. One target is adjacent to a porphyry system that is currently being drilled by a major international mining company.  As of the date of this Report, the Company is continuing to work with the geophysical data acquired from the ZTEM survey of the Tombstone Project.

2012 Technical Report

In January 2012, SRK completed a Technical Report on the Tombstone property.

SRK made the following conclusions in the Report:

The Tombstone property represents a beginning exploration project with a limited amount of historical and current data. The data are insufficient to take the property to resource classification by current industry standards at this time.

The historic silver deposits in the central mining district are well documented through various reports in the literature and several master- and doctoral-level theses. Although west of the largest historical ore deposits, the Tombstone West Area property nonetheless represents an opportunity to target a resource by current methodologies of mapping, drilling, and geophysical surveys that may be successfully extracted with present-day mining techniques. In light of silver commodity price increases in recent years, the recent emphasis on potential porphyry copper and gold targets in the Tombstone area, and recent gold and copper commodity prices, the Tombstone Project warrants a current evaluation.

SRK made the following recommendations in the Report:

•

Compile and analyze all available district-wide data and use that analysis to define and prioritize future targets.

•

Convert historical and current drill logs to digital format logs, re-logging holes that have incomplete logs.

•

Digitize all geochemical data.

•

Use industry-standard software for mapping and record-keeping.

•

Conduct surface geophysical surveys over targets identified by the ZTEM airborne survey.

•

Compile all data in a GIS database, and analyze coincident anomalies to define drill targets.

•

Define a drill program and budget.

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

2011	$700,000	Private Placement Agreements with private investors.

Began exploration activities in April 2011 and continued such activities until December 2011 including:

Geophysical and gravity survey

Review of core samples from prior years

Review of historical data and drillings from prior years

Review and follow-up of ZTEM Geophysical Program conducted and completed by Geotech Inc.

Execute core drilling program

Update SRK Technical Report

			Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona
2012	$2,000,000(1)	Private Placement Agreements with private investors. (2)

Continue review of geophysical data and ZTEM Report.

Compile and analyze all available district-wide data and use that analysis to define and prioritize future targets.

Convert historical and current drill logs to digital format logs, re-logging holes that have incomplete logs.

Digitize all geochemical data.

Use industry-standard software for mapping and record-keeping.

Conduct surface geophysical surveys over targets identified by the ZTEM airborne survey.

Compile all data in a GIS database, and analyze coincident anomalies to define drill

Define a drill program and budget.

			Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona

(1)

Our budget for 2012 consists of the following expenses for a total of $2,000,000:

•

Direct Drilling Expense:  $1,100,000;

•

Assay:  $50,000;

•

Road Building and Reclamation:  $50,000;

•

Updated Geological Report and property mapping: $120,000;

•

Additional Geophysical work incl. IP and Gravity Survey:  $100,000;

•

Management, Office and Employee Expenses:  $320,000;

•

Office, Travel, Misc. Expenses:  $80,000;

•

Professional Service Expenses: Legal, Accounting, Audits: $100,000;

•

BLM Claims and Permit Expenses: $80,000

(2)

We have raised approximately $400,000 as of December 31, 2011 and require an additional $1,600,000 for our proposed 2012 activities.

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

The Company holds 8 patented mining claims, 261 unpatented mining claims, and 15 state mineral exploration permits.  All are current and valid as of the date of this Report.  The unpatented claims and state exploration permits are administered by the BLM and State of Arizona, respectively, and have different requirements to maintain the claims/permits in good standing.  To maintain unpatented claims in good standing, a claim holder must pay a $189-per-claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00-per-claim recording fee to Conchise County where the claims are located. [Note: Initial BLM claim fees and filing costs for new claims total $189 per claim; that total includes an initial $34.00 claim location fee, plus the annual maintenance fee of $180.00 and a processing fee of $15.00.] The BLM requires that all claims use an assessment year from September 1 through August 31. The fees for the current assessment year were paid by the Company upon filing; all claim assessment fees for the next year are due on August 31, 2012.

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

D.

Property, Plants and Equipment

Our principal executive office is located at 7337 E. Doubletree Ranch Rd., Suite 190, Scottsdale, AZ 85258.  Additionally, we share this space with our wholly owned subsidiary, TEMC. Should we require additional space, we believe that such space can be secured on commercially reasonable terms by securing other mobile facilities.

This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The Company has the mineral rights to approximately 11,863 acres of historical mining land southwest, south and southeast of Tombstone, Arizona. We control one of the largest mining properties in Arizona. The Tombstone Project is located on patented mining claims, unpatented mining claims and state lands administered by the ASLD. The property consists of three non-contiguous parcels situated in Sections 7 and 18, Township 20 South, Range 23 East; Sections 7–10 and 15–20, Township 20 South, Range 22 East; Sections 24–26 and 36, Township 20 South, Range 22 East; Sections 19, 30, and 31, Township 20 South, Range 23 East; and Sections 20 and 21, Township 21 South, Range 23 East.  The largest parcel is in the western part of the mining district, on which are located many of the smaller historic mines with confirmed silver mineralization. The largest historic mines of the late 1800s and early 1900s are located principally to the east, in the central part of the district.

Acquisition of our Claims

On February 14, 2012, the Company announced that it applied for new State Exploration Permits for minerals, including Gold, Silver and Copper in the eastern edge of the Tombstone Mining District. These applications were executed and finalized by the Arizona State Land Department on March 29, 2012.  The Additional Permits encompass 2,163 acres in Cochise County, Tombstone, Arizona, adjacent to the 100% Company-owned Zebra property of 2,000 acres.

The map below details the Company’s holdings in the Tombstone district as of April 2012, following the aforementioned acquisitions:

Our Properties

SUMMARY OF THE COMPANY’S MINING CLAIMS
Number / Type of Claims	Ownership / Interest in Property	Duration of Interest	Location	Acreage	Agreements / Royalties	Annual Fees / Maintenance / Permits
261 Unpatented Lode Claims

Fully controlled by the Company except 24 claims (Silver Bullet 5-14 and 31-34, staked over a Stock Raising  Homestead Entry (SRHE)).

Company has the right to enter for exploration purposes.

No surface rights.

		These claims are valid and each must be renewed each year.	U.S. federal lands administered by U.S. Bureau of Land Management (BLM).	4,634 acres	No royalty agreements on federal mining claims.

Annual maintenance fees for the claims, as follows:  $189 / claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00 / claim recording fee to Cochise County, Arizona where the claims are located.  To be paid by the Company.

8 Patented Lode Claims	Undivided 100 percent mineral interest in the claims as both the record mineral owner and the assessed mineral owner No surface rights	Claims are valid as long as the Company continues to hold title.	Private Land	145.58 acres	1.5% net smelter revenue royalty, payable upon production.	None
15 State of Arizona Mineral Exploration Permits	Exclusive right to explore for and develop minerals on the lands. State of Arizona is the record surface and mineral owner of land. Company is the record permittee of the state lands.	These permits are valid and each must be renewed every three years.	Arizona state lands	7,084 acres	State mineral exploration permits, if converted to mining leases, will have royalties assigned to them by the State of Arizona.

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

The major producers such as Freeport McMoran, Rio Tinto, and BHP Billiton produce the majority of precious and base metals from large scale, geologically scattered operations. Property expansion by the majors typically comes from joint venture, consolidation or acquisition with junior exploration and mining companies. This occurs usually because a junior finds it difficult to initiate full scale operations due to the significant front end development costs. The majors can absorb and develop the newly discovered fields with little impact to overhead operations and can fund direct operations through forward sale of metals.

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

The Tombstone Property

Most of the historic mines in the Tombstone Mining District were polymetallic, with the principal ores produced being silver from bonanza grade deposits. However, anomalous copper, lead, zinc, manganese, and gold have been identified, and some of these metals have been produced from different mines in Cochise County (i.e., copper from Bisbee, lead from the Charleston Mining District, and silver and manganese from the Tombstone Mining District.

The principal exploration concept pursued by the Company since 2010 is for low-grade, large tonnage porphyry copper mineralization, largely buried beneath basin fill. The concept is based upon the regional geology that includes the Tombstone caldera complex with related intrusives and complex fault systems; porphyry copper mineralization intersected at depths greater than 3,000 ft by Asarco and other major mining companies that drilled the area in the 1970s, 1980s, and 1990s; and geochemically anomalous values and zoning patterns of Cu, Ag, Pb, and Zn ratios in rock chip samples from mine dumps in the western part of the district that broadly coincide with the Lowell and Guilbert (1970) porphyry copper model.

Silver mineralization also is an exploration target, in particular in the western area of the Company’s landholdings. The silver exploration concept is seeking to tie together the northeast-striking mineralized fissures into silver deposits that are projected to connect historic deposits and prospects along strike and to extend the depths of mineralization to perhaps hundreds of feet beneath the water table; the exploration potential below the water table was minimally explored and/or mined in the past. The horizontal and vertical extensions of the fissure veins are expected to be more definable by current exploration methods and would be amenable to underground or open pit mining methods.

Gold exploration is a concept based upon historic geochemical and geophysical exploration, shallow drilling, and reported gold grades in the Zebra area from the 1960s intermittently through the 1980s and 1990s. The Zebra Property is an epithermal disseminated gold property. It is believed that the prospect lies within the metallogenic zonation halo of the Tombstone District. The shallow ores of the central district were known to be high in silver and lower in gold. Conversely, and in accordance with zonational patterns, the Zebra Property has high gold, and relatively moderate silver values.  During a detailed mapping program during the 1980s, thirty-three samples were collected of jasperoid, jasperoid breccia, silica vein material, hematitically altered silty limestone, dolomite and silicified rhyolite porphyry. Seven of these samples assayed >.20 ounces per ton gold and another three assayed >.10 ounces per ton gold. The highest assay was 1.0268 ounces per ton gold collected from an outcrop of black to red jasperoid breccia. These historical assays strongly support previous assay data from the property and suggest the occurrence of a large bulk tonnage disseminated gold deposit on the property. Geophysical surveys conducted on the property in the 1980s also suggest the possibility of a gold skarn deposit at depth.  Confirmation exploration has not been conducted by the Company. The Zebra property is an early exploration target being held by the Company for future confirmation.

Stratigraphy

Rocks in the Tombstone area range from Precambrian to Quaternary in age. The oldest rock is fine- grained, grayish Precambrian Pinal schist, intruded by Precambrian granitic and porphyritic rocks, and unconformably overlain by a thick sequence of Paleozoic sedimentary rocks that change from mainly limestone to mainly sandstone and shale. The uppermost unit, the Naco limestone is an erosion surface unconformably overlain by the Mesozoic Bisbee group, a series of conglomerate, sandstone, quartzite, shale, and limestone with two or three lenses of soft, bluish-gray limestone.

The deposition of the Mesozoic sedimentary rocks was followed by a period of deformation and igneous activity. Late Cretaceous time was marked by eruptive and intrusive activity associated with the Tombstone volcanic center that probably formed within a continental-margin arc. The Tombstone volcanic center erupted the Uncle Sam Tuff at 73.5 +/- 2.8 Ma, and an irregularly shaped caldera formed as a consequence of collapse into the evacuated magma chamber. These event were accompanied by emplacement of the Schieffelin granodiorite, diorite stocks and plugs, and andesite dikes. Silver mineralization is directly associated with the folding, faulting, igneous intrusions, and fissuring of this period: north-south (dike) fissures, faults, anticlines and rolls, and—in the western area in particular—with the north-south trending dikes and cross-cutting northeast-trending fissures. Most of the silver deposits are associated with at least two structural features, often at their intersection. Rocks of the Tombstone volcanic center postdate Laramide thrust faulting and are little deformed.

The Basin and Range province was formed during the Cenozoic Era when east-west crustal extension resulted in vertical movement on generally north-south trending faults. Extension gave rise to the emplacement of extensive granitic stocks and batholiths with associated volcanic activity. Locally steep tilting and minor normal faulting occurred during Basin and Range block faulting.

Bromeyerite is the main supergene silver mineral; the main hypogene silver-bearing minerals are hessite, tetrahedrite, and galena. Base metal mineralization, often oxidized, occurs in fault and fracture zones in Laramide volcanics and the Uncle Sam tuff. The most common base minerals are sphalerite, galena, and chalcopyrite. Chalcopyrite is widespread, most commonly as exsolution blebs in sphalerite. Manganese mineralization is widespread throughout the Tombstone district and has occurred in various amounts with most of the oxidized silver-lead mineralization. The manganiferous mineralization exists as replacements in limestone.

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

Development Strategy & Plan of Operations for the Next Twelve Months

The Company’s development strategy is to focus on the fundamental keys to success for a junior exploration and mining concern. These keys were identified in the Industry discussion.

1.

Property holdings and potential.

Plan: Continue geological analyses including mapping, and identification of drill targets. Focus on these targets for drilling, sampling and identifying potential reserves. Expand target areas as drilling progresses and studies expand knowledge of properties.

2.

Location

Plan: The Company’s Tombstone property is located in a known metal and mineral area with easy access, historical production, mining friendly community and ease of permitting puts the Company in a position for success. The Company will continue to identify areas on the properties for mill site operation, improve off-road access and work closely with the community at large to offer employment opportunities. The Company will also interface with the state level in Arizona to establish itself as a significant contributor to the state economy.

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

ITEM 5.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2011 and 2010 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles.

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

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

For the years ended December 31, 2011 and 2010, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2011 we had a net loss of $580,330 and a loss per share of $0.01 per share compared to $1,447,031 and a loss per share of $0.02 per share for the year ended December 31, 2010. The net loss for the year ended December 31, 2011 was attributed to $140,625 of general and administrative expenses, $210,000 of management and directors fees, $197,199 of consulting expense, professional fees of $76,618 and mineral property exploration costs of $7,631. Furthermore, the Company recorded $50,874 gain on the fair value of the derivative liabilities, and $869 gain due to the sale of assets.  The Company’s net loss decreased compared to the prior year as the Company had more non-cash losses in fiscal 2010 based on the fact that the Company had limited cash flows in fiscal 2010 and settled a larger number of obligations with non-cash issuances of common shares.

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

At December 31, 2011, we had cash on hand of $379,014 compared with $779 as at December 31, 2010. Overall, the Company raised $760.000 in cash proceeds from the issuance of common shares and $50,000 in share subscriptions received.  Liabilities consisted of accounts payable, accrued liabilities and related party payables totaling $68,102 (2010 - $64,931), amounts due to related parties of $105,066 (2010 - $116,566), and fair value of derivative liability of $48,729 (2010 - $99,603).   The overall decrease in liabilities is due to the decrease in the balance of derivative liabilities recorded compared to the prior year.

During the year ended December 31, 2011, the Company issued 22,200,000 common shares for proceeds of $760,000 and $250,000 received in 2010 and recorded as shares subscribed, 3,140,000 common shares for services with a fair value of $263,925 including $56,000 recorded as share subscribed in 2010, and 700,000 common shares with a fair value of $49,000 for finders’ fees.

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. Our significant accounting policies are disclosed in the Notes to our financial statements included in this Report.

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

F.

Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2011 that will require significant cash outlays in the future.

G.

Safe Harbor.

Forward Looking Statements

This annual report contains forward‑looking statements that reflect our current expectations and views of future events. These forward‑looking statements can be identified by words or phrases such as “shall,” “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward‑looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy.  Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

•

our direction and future operation;

•

the implementation of our principal operating strategies, including our potential participation in acquisition, divestiture or joint venture transactions or other investment opportunities;

•

the implementation of our financing strategy and capital expenditure plans;

•

the exploration of mineral reserves and development of mining facilities;

•

trends in commodity prices and demand for commodities;

•

the future impact of competition and regulation;

•

the payment of dividends or interest on shareholders' equity;

•

industry trends, including the direction of prices and expected levels of supply and demand; and

•

other factors or trends affecting our financial condition or results of operations.

We have based these forward‑looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward‑looking statement contained in this annual report, we caution shareholders that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward‑looking statements, to differ.

The forward‑looking statements included in the annual report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward‑looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this annual report.  These risks are not exhaustive. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward‑looking statement.  An investor in our Company should not rely upon forward‑looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward‑looking statements to reflect new information or future events or otherwise.

ITEM 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Alan M. Brown CEO, CFO, Director & President Age 45

As President, Chief Executive Officer, Chief Financial Officer, and a Director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.

Steve Radvak, P.E. Vice President of Exploration & Director Age 52	As Vice President of Exploration and Director of the Company, Mr. Radvak is responsible for managing the exploration activities on the Tombstone Property.
Laird Q. Cagan Director Age 54	As a Director of the Company, Mr. Cagan is responsible for assisting the Company in its management and compliance.

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

B.

Compensation

During the fiscal year ended December 31, 2011, the aggregate remuneration paid to directors in their capacity as directors of our Company was $NIL. Consulting fees totaling $NIL was paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2011 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compensation
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions
	2011	$120,000	NIL	NIL	NIL	NIL	NIL
Alan M. Brown	2010	$120,000	NIL	NIL	NIL	NIL	NIL
President, CEO, CFO and Director	2009	$120,000	NIL	NIL	NIL	NIL	NIL
	2008	$120,000	NIL	NIL	NIL	NIL	NIL
Steve Radvak Vice President of Exploration and Director	2011	NIL	NIL	$37,400	NIL	500,000	NIL
	2010	NIL	NIL	NIL	NIL	1,500,000	NIL
	2009	NIL	NIL	NIL	NIL	NIL	NIL
	2008	NIL	NIL	NIL	NIL	NIL	NIL
Laird Cagan Director	2011	NIL	NIL	NIL	NIL	1,000,000	NIL
	2010	NIL	NIL	NIL	NIL	NIL	NIL
	2009	NIL	NIL	NIL	NIL	NIL	NIL
	2008	NIL	NIL	NIL	NIL	NIL	NIL

C.

Board Practices

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the our Articles of Incorporation and Bylaws.   Our incumbent directors continue their service, in their current capacity, until they either resign or are removed and until their successors are elected.  The Company's last annual regular general meeting was held on September 6, 2001, at which time Alan Brown was elected as a Director. Mr. Brown has continued in his office as Director since his election in 2001. Director vacancies may be filled by a majority of the remaining directors or by a sole remaining director.  On January 28, 2010, Steven Radvak was elected to serve as a member of the Board of Directors by the sole remaining director, Alan Brown.  On May 18, 2011, Laird Cagan was elected as a Director to the Company.

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

D.

Employees

As of April 26, 2012, we have 2 employees including Alan Brown and Steve Radvak. The Company engages various consultants as independent contractors to assist the Company with its drilling programs.  The Company has no relationship with any labor/trade unions.

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

E.

Share Ownership

There were 103,660,905 common shares issued and outstanding as of April 26, 2012. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name	Number of Common Shares Beneficially Owned as of April 26, 2012	Percentage
Alan M. Brown	8,274,443	7.98%
Steve Radvak	1,500,000	1.45%
Laird Cagan	1,000,000	0.96%

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

ITEM 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

As of April 26, 2012, the following are known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Eurogas Inc.	12,500,000	12.06%
Haywood Securities Inc.	10,700,000	10.32%
Alan M. Brown	8,274,443	7.98%
Tom Reid	6,240,000	6.02%

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

B.

Related Party Transactions

As at December 31, 2011, the Company owed $105,066 (2010 - $116,566) to the President of the Company for financing of day-to-day operations.  The amounts owing are unsecured, non-interest bearing, and due on demand.

During the year ended December 31, 2011, the Company issued 1,000,000 common shares (2010 – nil) with a fair value of $255,000 to a Director of the Company for directors’ fees.

During the year ended December 31, 2011, the Company issued 500,000 common shares (2010 – 1,500,000) with a fair value of $56,000 (2010 - $114,500) to a Director of the Company for consulting services. These shares were recorded in 2010 and included as common stock subscribed.

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

B.

Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date in 2010, no significant changes have occurred since December 31, 2011.

ITEM 9.

The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the Over the Counter Bulletin Board:

YEAR/PERIOD	HIGH	LOW
2007	.75	.16
First Quarter 2008	.43	.20
Second Quarter 2008	.48	.15
Third Quarter 2008	.43	.10
Fourth Quarter 2008	.19	.05
First Quarter 2009	.26	.06
Second Quarter 2009	.11	.05
Third Quarter 2009	.08	.05
Fourth Quarter 2009	.08	.04
First Quarter 2010	.11	.02
Second Quarter 2010	.16	.06
Third Quarter 2010	.09	.03
Fourth Quarter 2010	.14	.04
First Quarter 2011	.13	.06
Second Quarter 2011	.11	.03
Third Quarter 2011	.08	.05
Fourth Quarter 2011	.07	.02

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

(2)

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

(3)

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

(4)

On August 16, 2011, the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) by and among the Corporation, RedStone Communications, LLC, an Indiana limited liability company (“RedStone”), and Marlin Molinaro, an individual (“Molinaro”), to settle a dispute regarding that certain Independent Consulting Agreement entered into by and among the parties dated January 3, 2011 and later amended on March 28, 2011.  Pursuant to the Settlement Agreement, RedStone shall return one million twenty-five thousand (1,025,000) shares to the Company and Molinaro shall return one million three hundred fifty thousand (1,350,000) shares to the Company.  Upon receipt of the shares, the Company shall issue five hundred fifty-two thousand five hundred (552,500) shares of common stock each to RedStone and Molinaro.

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

G.

Statement By Experts

The financial statements of our Company as of December 31, 2011 and 2010 included in this report have been audited by, M&K CPAS, PLLC as stated in their reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, as such, we file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC located at 100 F Street, N.E., Washington, DC 20549. You can also access these reports and other filings electronically on the SEC’s web site, www.sec.gov.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

Our Tombstone property is located within the United States, currently at the exploration stage and our operations are limited to exploring this property. Therefore, our market risks are minimal. We may, however, have future property exploration requirements due in currencies other than United States dollars. As a Canadian company, our cash balances are kept in Canadian funds, and then converted to United States funds for accounting purposes. Therefore, we may become exposed to some interest rate risks. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our market risks.

Furthermore, changes in the regulatory environment in the U.S. may affect the costs of operating, mineral exploration and other factors having a material impact upon the business. The Company works diligently and in good faith to meet or exceed all applicable permitting requirements, reclamation obligations, and other regulations, but is subject to the authoritative changes.

Item 12.

Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14

 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15 under the Exchange Act, our management, including Alan Brown, our Chief Executive Officer, Chief Financial Officer, and Director, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, we concluded that because of the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2011.

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

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

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control—Integrated Framework issued by COSO.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report

Changes in Internal Controls. During the period ended December 31, 2011, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

However, subsequent to the year ended December 31, 2011, the Company retained an outside consultant which specializes in Sarbanes-Oxley compliance. This consulting firm has assisted the Company in developing a system that should assist in rectifying the material weaknesses described herein.

Item 16.

[Reserved]

A.

Audit Committee Financial Expert

The Company does not have an audit committee financial expert serving on its audit committee.

B.

Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on June 1, 2007.  A written copy of the Code is available on written request to the Company and is filed with the SEC on August 10, 2007 as part of the Company’s Amended Annual Report on Form 20-F/A that is incorporated by reference hereto as Exhibit 11.01.

C.

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2011	$10,000	$0	$0	$0
2010	$18,000	$0	$0	$0

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

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

F.

Change in Registrant’s Certifying Accountant.

None.

G.

Corporate Governance.

Currently, our common shares are listed for trading on the OTCBB.  In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the OTCBB.

H.

Mine Safety Disclosures.

Not Applicable.

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2011 and 2010, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years ended December 31, 2011 and 2010.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F.

Exhibit
Number	Description of Exhibit	Filing
1.01	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.02	Bylaws	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.03	Certificate of Name Change dated June 5, 2000.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.04	Certificate of Name Change dated September 20, 2004	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 15, 2005.
1.05	Certificate of Name Change dated February 6, 2007.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 8, 2007.
2.01	Form of Securities Purchase Agreement	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 17, 2007.
2.02	Form of Subscription Agreement and Form of Warrant for Private Placement	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on December 20, 2007.
2.03	Form of U.S. Private Placement Subscription Agreement	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 3, 2010.
2.04	Form of Non-U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 15, 2011.
4.01	Employment Agreement by and between the Company and Alan Brown dated January 1, 2009.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 10, 2009.
4.02	Consulting Agreement between the Company and Steve Radvak dated April 28, 2010.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 16, 2010.
4.03	Stock Purchase Agreement between the Company and Eurogas, Inc. dated April 28, 2010.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 16, 2010.
4.04	Exploration and Mining Lease and Option to Purchase Agreement by and between American Eagle Minerals Inc., Mountain Gold Exploration, Inc. and Lane A. Griffin and Associates dated May 27, 2010.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 14, 2010.
4.05	Director Service Agreement between the Company and Laird Cagan dated May 18, 2011.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on May 25, 2011.
4.06	Settlement Agreement by and among the Company, RedStone Communications, LLC and Marlin Molinaro dated August 16, 2011	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on August 29, 201.
8.01	Subsidiaries of the Company	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 19, 2011.
11.01	Code of Ethics	Incorporated herein by reference to our Amended Annual Report on Form 20-F/A filed with the SEC on August 10, 2007.
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

Filed herewith.
13.01	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.
101.INS*	XBRL Instance Document	Filed herewith.
101.SCH*	XBRL Taxonomy Extension Schema Document	Filed herewith.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith.

*Pursuant to Regulation S-T, this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOMBSTONE EXPLORATION CORPORATION

(Company)

/s/ ALAN BROWN

ALAN BROWN

President and Director

DATED on the 14th day of May, 2012

Tombstone Exploration Corporation

(An Exploration Stage Company)

December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

 (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (an exploration stage company) as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Exploration Corporation as of December 31, 2011 and 2010, and the results of its operations and cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has suffered recurring losses and negative cash flows from operations.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  These consolidated financial statements do not include any adjustments that may result should the Company be unable to continue as a going concern.  See note 1 to the consolidated financial statements for further information regarding this uncertainty.

 /s/ M&K CPAS, PLLC

 www.mkacpas.com

Houston, Texas

May 14, 2012

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2011 $	December 31, 2010 $

ASSETS

Current Assets

Cash	379,014	779
Other receivable	–	4,531

Total Current Assets	379,014	5,310

Property and Equipment	23,811	19,123

Total Assets	402,825	24,433

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities

Accounts Payable	50,558	53,252

Accrued Liabilities	17,544	11,679

Due to Related Parties	105,066	116,566

Derivative Liability	48,729	99,603

Total Liabilities	221,897	281,100

Stockholders’ Equity (Deficit)

Common Stock Authorized: unlimited common shares, with no par value Issued and outstanding: 103,660,905 and 77,620,905 common shares, respectively	17,646,580	16,323,655

Common Stock Subscribed	50,000	306,000

Additional Paid-In Capital	4,965,842	5,014,842

Accumulated Deficit	(8,538,759)	(8,538,759)

Accumulated Deficit During the Exploration Stage	(13,942,735)	(13,362,405)

Total Stockholders’ Equity (Deficit)	180,928	(256,667)

Total Liabilities and Stockholders’ Equity (Deficit)	402,825	24,433

Going Concern (Note 1)

Subsequent Events (Note 9)

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations

(Expressed in U.S. dollars)

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2011
	$	$	$

Revenue	–	–	–

Operating Expenses

Accretion Expense	–	–	48,000
Consulting Services	197,199	469,129	3,391,118
General and Administrative	140,625	257,673	7,229,857
Impairment of Property and Equipment	–	–	8,033
Management and Directors Fees	210,000	120,000	1,070,000
Mineral Properties	7,631	7,943	1,330,718
Professional Fees	76,618	61,513	1,199,907

Total Operating Expenses	632,073	916,258	14,277,633

Loss Before Other Income (Expenses)	(632,073)	(916,258)	(14,277,633)

Other Income (Expenses)

Gain (Loss) on Forgiveness of Debt	–	(444,361)	415,089
Gain (Loss) on Fair Value of Derivatives	50,874	(57,388)	(48,729)
Interest Expense	–	–	(3,307)
Gain (Loss) on Sale of Assets	869	(12,678)	(11,809)
Write-off of Investment	–	(16,346)	(16,346)

Total Other Income (Expenses)	51,743	(530,773)	334,898

Loss from Continuing Operations	(580,330)	(1,447,031)	(13,942,735)

Discontinued Operations	–	–	(8,538,759)

Net Loss	(580,330)	(1,447,031)	(22,481,494)

Net Loss Per Share – Basic and Diluted Net Loss Per Share – Basic and Diluted	(0.01)	(0.02)

Weighted Average Shares Outstanding	75,892,573	63,142,066

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	Accumulated from January 1, 2006 (Date of Inception) to December 31, 2011
	$	$	$

Operating Activities

Net Loss For The Year	(580,330)	(1,447,031)	(13,942,735)

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization expense	10,294	12,412	70,515
Accretion expense	–	–	48,000
Common stock issued for services	207,925	327,250	3,112,893
Common stock subscribed for services	–	–	1,467,500
Impairment of mineral properties	–	–	910,000
Impairment of property and equipment	–	–	8,033
Loss (gain) on sale of property and equipment	(869)	9,544	8,675
Loss (gain) on forgiveness of debt	–	444,361	(390,029)
Loss (gain) on fair value of derivatives	(50,874)	57,388	48,729
Stock-based compensation	–	–	4,952,286

Changes in operating assets and liabilities:

Amounts receivable	4,531	(4,531)	–
Prepaid Expenses	–	–	76,222
Accounts Payable and Accrued Liabilities	3,171	63,639	(96,761)

Net Cash Used In Operating Activities	(406,152)	(536,968)	(3,726,672)

Investing Activities

Acquisition of Mineral Properties	–	–	(110,000)
Proceeds from sale of assets	4,000	20,000	24,000
Purchase of property and equipment	(18,113)	–	(135,034)

Net Cash Used in Investing Activities	(14,113)	20,000	(221,034)

Financing Activities

Proceeds from issuance of common shares and share subscriptions	810,000	525,000	3,390,500
Proceeds from loans payable	–	–	59,810
Proceeds from related parties, net	(11,500)	(8,778)	876,294

Net Cash Provided By Financing Activities	798,500	516,222	4,326,604

Increase (Decrease) in Cash	378,235	(746)	378,898

Cash – Beginning of Period	779	1,525	116

Cash – End of Period	379,014	779	379,014

Supplemental Disclosures

Interest paid	–	–	–
Income tax paid	–	–	–

Non-Cash Investing and Financing Activities

Cancellation of common shares	(439,475)	–	(860,231)
Common shares issued to acquire mineral properties	–	–	800,000
Common shares issued to settle debt	–	245,194	1,321,794
Common shares issued for finders’ fees	49,000	–	112,000
Common shares issued for prepaid services	–	–	476,222
Subscribed common stock issued for services	56,000	–	56,000
Subscribed common stock issued (cash received in prior period)	250,000	–	250,000

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation.

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2011

(Expressed in U.S. dollars)

	Common Stock		Additional Paid-In Capital			Accumulated Deficit During the Exploration Stage

	Shares	Par Value		Common Stock Subscribed	Accumulated Deficit		Total
	#	$	$	$	$	$	$

Balance – January 1, 2006 (Date of Inception)	1,568,324	7,468,288	56,800	–	(8,538,759)	–	(1,013,671)

Cancellation of common shares	(207,562)	(20,756)	20,756	–	–	–	–

Issuance of common shares for cash	1,000,000	100,000	–	–	–	–	100,000

Issuance of common shares for acquisition of mineral properties	8,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for services	8,017,103	809,018	–	–	–	–	809,018

Issuance of share purchase warrants	–	–	4,952,286	–	–	–	4,952,286

Net loss for the year	–	–	–	–	–	(4,292,648)	(4,292,648)

Balance – December 31, 2006	18,377,865	9,156,550	5,029,842	–	(8,538,759)	(4,292,648)	1,354,985

Cancellation of common shares	(4,000,000)	(400,000)	–	–	–	–	(400,000)

Issuance of common shares for services	15,743,000	1,574,300	–	–	–	–	1,574,300

Issuance of common shares for cash at $0.10 per common share	3,850,000	385,000	–	–	–	–	385,000

Issuance of common shares for cash at $0.20 per common share	2,500,000	500,000	–	–	–	–	500,000

Issuance of common shares for finders’ fee	175,000	35,000	(35,000)	–	–	–	–

Net loss for the year	–	–	–	–	–	(3,352,421)	(3,352,421)

Balance – December 31, 2007	36,645,865	11,250,850	4,994,842	–	(8,538,759)	(7,645,069)	61,864

Issuance of common shares for services	1,025,000	149,000	–	–	–	–	149,000

Issuance of common shares for cash at $0.20 per common share	4,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for finders’ fees	140,000	28,000	(28,000)	–	–	–	–

Common stock subscribed	–	–	–	1,403,500	–	–	1,403,500

Net loss for the year	–	–	–	–	–	(2,696,001)	(2,696,001)

Balance – December 31, 2008	41,810,865	12,227,850	4,966,842	1,403,500	(8,538,759)	(10,341,070)	(281,637)

Issuance of common shares for services	13,400,000	2,525,500	–	(1,403,500)	–	–	1,122,000

Issuance of common shares for cash	4,076,668	270,500	–	–	–	–	270,500

Common stock subscribed	–	–	–	64,000	–	–	64,000

Accretion expense	–	–	48,000	–	–	–	48,000

Net loss for the year	–	–	–	–	–	(1,574,304)	(1,574,304)

Balance – December 31, 2009	59,287,533	15,023,850	5,014,842	64,000	(8,538,759)	(11,915,374)	(351,441)

(The accompanying notes are an integral part of these consolidated financial statements)

F-5

Tombstone Exploration Corporation.

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2011

(Expressed in U.S. dollars)

Balance – December 31, 2009	59,287,533	15,023,850	5,014,842	64,000	(8,538,759)	(11,915,374)	(351,441)

Issuance of common shares for services	4,240,000	335,250	–	(64,000)	–	–	271,250

Issuance of common shares for cash	7,000,000	275,000	–	–	–	–	275,000

Issuance of common shares to settle debt	7,093,372	689,555	–	–	–	–	689,555

Common stock subscribed	–	–	–	306,000	–	–	306,000

Net loss for the year	–	–	–	–	–	(1,447,031)	(1,447,031)

Balance – December 31, 2010	77,620,905	16,323,655	5,014,842	306,000	(8,538,759)	(13,362,405)	(256,667)

Issuance of common shares for services	3,140,000	263,925	–	(56,000)	–	–	207,925

Issuance of common shares for cash	22,200,000	1,010,000	–	(250,000)	–	–	760,000

Issuance of common shares for finders’ fee	700,000	49,000	(49,000)	–	–	–	–

Common stock subscribed	–	–	–	50,000	–	–	50,000

Net loss for the year	–	–	–	–	–	(580,330)	(580,330)

Balance as at December 31, 2011	103,660,905	17,646,580	4,965,842	50,000	(8,538,759)	(13,942,735)	180,928

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars)

1.

Nature of Operations and Continuance of Business

Tombstone Exploration Corporation (the “Company”) was incorporated under the Canada Business Corporations Act on October 30, 1997 as 3430502 Canada Ltd.  On December 4, 1997, the Company changed its name to Four Crown Foods Inc., with its principal operations focused on the food and beverage retail business.  In April 2000, upon acquisition of the license rights to a domain registration, the Company discontinued its operations in the food and beverage retail industry and formally changed its name to Universal Domains Incorporated on June 5, 2000.  In 2001, the Company withdrew from the domain registration business and acquired 100% of the issued and outstanding common shares of VCL Communications Corp. (“VCL”), a teleconferencing services company that targeted clients throughout North America.  In November 2003, given the Company’s liabilities and the lack of profitability, the Company ceased all operations.

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

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.  As at December 31, 2011, the Company did not record any revenues and an accumulated deficit of $22,481,494. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2011 and 2010, the Company had no cash equivalents.

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

j)

Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2011 and 2010, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

k)

Development Stage Company

The Company is currently considered a development stage company as defined by ASC 915-10-05. As a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date. An entity remains in the development stage until such time as, among other factors, revenues have been realized. To date, the development stage of the Company’s operations consists of developing the business model and marketing concepts.

l)

Derivative Liability

From time to time, the Company may issue equity instruments that may contain an embedded derivative instrument which may result in a derivative liability. A derivative liability exists on the date the equity instrument is issued when there is a contingent exercise provision. The derivative liability is records at is fair value calculated by using an option pricing model such as a multi-nominal lattice model. The fair value of the derivative liability is then calculated on each balance sheet date with the corresponding gains and losses recorded in the consolidated statement of operations.

m)

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

n)

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

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2010 and 2011 on a recurring basis:

December 31, 2010

Description	Level 1	Level 2	Level 3	Total Gains and (Losses)
Derivative	-	-	(99,603)	57,388
Total	$-	$-	$(99,603)	$57,388

December 31, 2011

Description	Level 1	Level 2	Level 3	Total Gains and (Losses)
Derivative	-	-	(48,729)	(50,874)
Total	$-	$-	$(48,729)	$(50,874)

o)

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

p)

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 will become effective for the Company on January 1, 2012.  The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars)

The Company has implemented all new accounting pronouncements that are in effect.  These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations

q)

Reclassification

Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation.

3.

Property and Equipment

			Net Book Value
	Cost $	Accumulated Amortization $	December 31, 2011 $	December 31, 2010 $

Equipment	47,861	24,050	23,811	19,123

4.

Common Shares

Year Ended December 31, 2011

a)

On January 3, 2011, the Company issued 3,000,000 commons shares with a fair value of $330,000 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the grant date.

b)

On May 15, 2011, the Company issued 1,000,000 common shares with a fair value of $90,000 for director services. Fair value of the common shares was determined by using the end of day trading price on the grant date.

c)

On July 14, 2011, the Company issued 10,000,000 common shares at $0.05 per share for proceeds of $500,000.

d)

On July 14, 2011, the Company issued 2,000,000 common shares at $0.05 per share for proceeds of $100,000.

e)

On August 13, 2011, the Company issued 700,000 common shares with a fair value of $49,000 for finders’ fees. Fair value of the common shares was determined by using the end of day trading price on the grant date.

f)

On August 24, 2011, 2,490,000 common shares issued on January 3, 2011 for consulting services were returned to the Company with a fair value of $274,475. Fair value of the common shares was determined by using the end of day trading price on the grant date.

g)

On August 24, 2011, the Company issued 1,105,000 common shares with a fair value of $60,775 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the grant date.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars)

4.

Common Shares (continued)

Year Ended December 31, 2011(continued)

h)

On August 26, 2011, the Company issued 25,000 commons shares with a fair value of $1,625 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the grant date.

i)

On August 29, 2011, the Company issued 10,000,000 common shares at $0.04 per share for proceeds of $400,000 of which $250,000 was recorded in the year ended December 31, 2010 as common stock subscribed.

j)

On August 29, 2011, the Company issued 500,000 common shares with a fair value of $56,000 for consulting service recorded in the year ended December 31, 2010 and included as common stock subscribed. Fair value of the common shares was determined by using the end of day trading price on the grant date.

k)

On August 29, 2011, the Company issued 200,000 common shares at $0.05 per share for proceeds of $10,000.

Year Ended December 31, 2010

a)

On December 14, 2010, the Company issued 2,500,000 common shares at $0.03 per share for proceeds of $75,000.

b)

On December 14, 2010, the Company issued 240,000 common shares with a fair value of $27,600 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the grant date.

c)

On November 5, 2010, the Company issued 1,600,000 common shares with a fair value of $112,000 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the grant date.

d)

On October 18, 2010, the Company issued 2,569,372 common shares with a fair value of $110,483 to settle debt of $64,234, resulting in a loss on settlement of $46,249. Fair value of the common shares was determined by using the end of day trading price on the grant date.

e)

On September 8, 2010, the Company issued 150,000 common shares with a fair value of $6,000 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the grant date.

f)

On April 28, 2010, the Company issued 2,500,000 common shares at $0.04 per share for proceeds of $100,000.

g)

On April 8, 2010, the Company issued 1,800,000 common shares with a fair value of $166,400 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the grant date.

h)

On April 8, 2010, the Company issued 4,524,000 common shares with a fair value of $579,072 to settle debt of $180,960, resulting in a loss on settlement of $398,112. Fair value of the common shares was determined by using the end of day trading price on the grant date.

i)

On March 26, 2010, the Company issued 500,000 common shares at $0.05 per share for proceeds of $25,000.

j)

On March 9, 2010, the Company issued 500,000 common shares at $0.05 per share for proceeds of $25,000.

k)

On February 8, 2010, the Company issued 250,000 common shares with a fair value of $15,000 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the grant date.

l)

On January 26, 2010, the Company issued 200,000 common shares with a fair value of $12,000 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the grant date.

m)

On January 26, 2010, the Company issued 1,000,000 common shares at $0.05 per share for proceeds of $50,000.

5.

Share Purchase Warrants

In April 2010, the Company issued 2,500,000 shares purchase warrants as part of a private placement of common shares. Each warrant is exercisable at $0.10 per share until April 28, 2013. The fair value of the warrants was $71,999 using the Black-Scholes option pricing model assuming a market price of $0.125 per share on the grant date, volatility of 146.8%, a useful life of three years, and no expected dividends. The warrant value was calculated for relative fair value purposes.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars)

5.

Share Purchase Warrants (continued)

The following table summarizes the continuity schedule for share purchase warrants:

	Number of Warrants	Exercise Price
Balance – December 31, 2009 and 2010	4,570,000	$0.24
Issued	16,000,000	$0.10
Expired	(2,070,000)	$0.40
Balance – December 31, 2011	18,500,000	$0.10

As at December 31, 2011, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,500,000	$0.10	April 28, 2013
16,000,000	$0.10	July 14, 2014

18,500,000

6.

Related Party Transactions

a)

As at December 31, 2011, the Company owed $105,066 (2010 - $116,566) to the President of the Company for financing of day-to-day operations.  The amounts owing are unsecured, non-interest bearing, and due on demand.

b)

During the year ended December 31, 2011, the Company issued 1,000,000 common shares (2010 – nil) with a fair value of $255,000 to a Director of the Company for directors’ fees.

c)

During the year ended December 31, 2011, the Company issued 500,000 common shares (2010 – 1,500,000) with a fair value of $56,000 (2010 - $114,500) to a Director of the Company for consulting services. These shares were recorded in 2010 and included as common stock subscribed.

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

During the year ended December 31, 2008, the Company issued warrants with an exercise price of $0.40 per share until October 3, 2010, and the reset provision allows for the exercise price to be reset to a value equal to a future issuance of common shares, stock options, warrants, or other equity instrument if the issuance or exercise price is less than $0.40 per share. As at December 31, 2010, the Company recorded a derivative liability of $99,603. During the year ended December 31, 2011, these warrants expired and a gain on fair value of derivatives of $99,603 was recorded.

During the year ended December 31, 2011, the Company issued warrants with an exercise price of $0.10 per share until July 14, 2014, and the reset provision allows for the exercise price to be reset to a value equal to a future issuance of common shares, stock options, warrants, or other equity instrument if the issuance or exercise price is less than $0.10 per share. As at December 31, 2011, the Company recorded a derivative liability of $201,306. During the year ended December 31, 2011, the Company recorded a loss on fair value of derivatives of $48,729.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars)

7.

Derivative Liability (continued)

The following inputs and assumptions were used to value the secured convertible notes and warrants issued in the year ended December 31, 2010 and 2011:

•

The warrant exercise prices were $0.40 and $0.10 for December 31, 2010 and 2011, respectively

•

The stock price would fluctuate with an annual volatility.  The projected volatility curve was based on historical volatilities of the Company for the valuation period.

•

The Holder would exercise the warrant as they become exercisable (effective registration is projected 180 days from issuance) at target prices of 2 to 4 times the projected reset price ($0.0448 at issuance) or higher.

•

The Holder would exercise the warrant at maturity if the stock price was above the project reset prices.

•

Management projected quarterly financing during the first year at prices approximating 100% of market.  No warrants have been exercised or expired.

•

An exercise price reset event occurred during the period ended December 31, 2011, reducing the exercise price to $0.0935

A summary of the activity of the derivative liability is shown below:

Balance at December 31, 2009	42,215
Derivative due to mark to market adjustment	57,388
Balance at December 31, 2010	99,603
Derivative loss due to new issuances	201,306
Derivative due to mark to market adjustment	(252,180)
Balance at December 31, 2011	$48,729

8.

Income Taxes

The Company has $8,398,400 of net operating losses to carryforward to offset taxable income in future years which expire through fiscal 2031. For the years ended December 31, 2011 and 2010, the valuation allowance established against the deferred tax assets increased by $231,397 and $321,113, respectively.

The components of the net deferred tax asset at December 31, 2011 and 2010, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2011 $	2010 $

Income (Loss) Before Taxes	(580,330)	(1,447,031)
Statutory rate	34%	34%

Computed expected tax recovery	(197,312)	(491,990)
Non-deductible expenses	(17,425)	170,877
Change in valuation allowance	214,737	321,113

Reported income taxes	–	–

	2011 $	2010 $

Deferred tax asset
- Cumulative net operating losses	2,857,885	2,643,148
- Less valuation allowance	(2,857,885)	(2,643,148)

Net deferred tax asset	–	–

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in U.S. dollars)

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031

	8,349,400

9.

Subsequent Events

We have evaluated subsequent events through the date of issuance of the financial statements, and did not have any material recognizable subsequent events after December 31, 2011.