Form 20-F
period 2012-12-31
TOMBSTONE EXPLORATION CORP
filed 2013-04-15
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

      .

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF

1934

  X .

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

There were 103,660,905 Common Shares without par value issued and outstanding as at December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes      . No  X .

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  X . No      .

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

 (Not Applicable) Yes  X . No      .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	.	Accelerated filer	.
Non-accelerated filer	X . (Do not check if a smaller reporting company)	Smaller reporting company	.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

  X .

U.S. GAAP

      .

International Financial Reporting Standards as issued by the International Accounting Standards Board

      .

Other

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes      . No  X .

TABLE OF CONTENTS

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

The financial statements of the Company for the years ended December 31, 2012 and December 31, 2011 have been audited by M&K CPAS, PLLC, 4100 N. Sam Houston Freeway W., Suite 200-B, Houston, TX, 77086.

ITEM 1.

Identity of Directors, Senior Management and Advisers

Not Required.

ITEM 2.

Offer Statistics and Expected Timetable

Not Required.

ITEM 3.

Key Information

A.

Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2007 to December 31, 2012. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2007 $	December 31, 2008 $	December 31, 2009 $	December 31, 2010 $	December 31, 2011 $	December 31, 2012 $
OPERATING DATA:
Revenue	-	-	-	-	-	-
Gross Profit	-	-	-	-	-	-
Net Income (Loss)	(3,352,421)	(2,696,001)	(1,574,304)	(1,447,030)	(580,330)	(368,707)
Earnings (Loss) Per Share	(0.11)	(0.06)	(0.03)	(0.02)	(0.01)	(0.00)

BALANCE SHEET DATA:
Cash	239,971	8,625	1,525	779	379,014	578
Total Assets	332,835	83,774	62,604	24,433	402,825	15,713
Total Liabilities	270,971	365,411	414,045	281,100	221,897	192,017
Shareholders’ Equity (Deficit)	61,864	(281,637)	(351,441)	(256,667)	180,928	(176,304)

CURRENCY TRANSLATIONS

The following table sets out the exchange rates for the conversion of one Canadian dollar into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

At Year End December 31	2012	2011	2010	2009	2008	2007
End ($)	0.9958	1.0208	1.0009	0.9406	0.8166	0.98200
Average ($)	0.9994	0.9918	1.0298	0.9097	1.0660	1.07465
High ($)	1.0414	1.0187	1.0776	0.9807	1.0298	1.18730
Low ($)	0.9710	0.9500	0.9960	0.7860	0.7688	0.90570

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on March 8, 2013 as reported by the Federal Reserve Bank of New York for the conversion of one Canadian dollar into U.S. dollars was $1.0273.

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

Low-Priced Stocks Subject to Greater Disclosure Requirements.

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The common shares of the Company may fall within the Commission's definition of a penny stock. The closing price of the Company's shares on March 12, 2013 was $0.022. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

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

SRK made the following recommendations in the Report:

·  Compile and analyze all available district-wide data and use that analysis to define and prioritize future targets.

·  Convert historical and current drill logs to digital format logs, re-logging holes that have incomplete logs.

·  Digitize all geochemical data.

·  Use industry-standard software for mapping and record-keeping.

·  Conduct surface geophysical surveys over targets identified by the ZTEM airborne survey.

·  Compile all data in a GIS database, and analyze coincident anomalies to define drill targets.

·  Define a drill program and budget.

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

(1)

Our budget for 2013 consists of the following expenses for a total of $2,000,000:

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

•

Office, Travel, Misc. Expenses:  $80,000;

•

Professional Service Expenses: Legal, Accounting, Audits: $100,000;

•

BLM Claims and Permit Expenses: $80,000

(2)

We have raised $nil as of December 31, 2012 and require an additional $2,000,000 for our proposed 2013 activities.

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

The Company holds 8 patented mining claims, 261 unpatented mining claims, and 15 state mineral exploration permits.  All are current and valid as of the date of this Report.  The unpatented claims and state exploration permits are administered by the BLM and State of Arizona, respectively, and have different requirements to maintain the claims/permits in good standing.  To maintain unpatented claims in good standing, a claim holder must pay a $189-per-claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00-per-claim recording fee to Conchise County where the claims are located. [Note: Initial BLM claim fees and filing costs for new claims total $189 per claim; that total includes an initial $34.00 claim location fee, plus the annual maintenance fee of $180.00 and a processing fee of $15.00.] The BLM requires that all claims use an assessment year from September 1 through August 31. The fees for the current assessment year were paid by the Company upon filing; all claim assessment fees for the next year are due on August 31, 2013.

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

The map below details the Company’s holdings in the Tombstone district as of March 2013, following the aforementioned acquisitions:

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

ITEM 5.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2012 and 2011 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles.

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

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

For the years ended December 31, 2012 and 2011, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2012, we had a net loss of $368,707 and a loss per share of $0.00 per share compared to a net loss of $580,330 and a loss per share of $0.01 per share for the year ended December 31, 2011. The net loss for the year ended December 31, 2012 was attributed to $130,867 of general and administrative expenses, $214,075 of management and directors fees, $7,346 of consulting expense, professional fees of $31,206 and mineral property exploration costs of $7,315. Furthermore, the Company recorded $22,102 gain on the fair value of the derivative liabilities.  The Company’s net loss decreased compared to the prior year as the Company had fewer consulting expenses and professional fees.

B.

Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2012. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2012, we had cash on hand of $578 compared with $379,014 as at December 31, 2011. Liabilities consisted of accounts payable totaling $67,324 (2011 - $68,102), amounts due to related parties of $98,066 (2011 - $105,066), and fair value of derivative liability of $26,627 (2011 - $48,729).   The overall decrease in liabilities is due to the decrease in the balance of derivative liabilities recorded compared to the prior year.

During the year ended December 31, 2012, the Company recorded $11,475 of shares subscribed for services.

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

F.

Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2012 that will require significant cash outlays in the future.

G.

Safe Harbor.

Forward Looking Statements

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “shall,” “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy.  Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

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

We have based these forward looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward looking statement contained in this annual report, we caution shareholders that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward looking statements, to differ.

The forward looking statements included in the annual report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this annual report.  These risks are not exhaustive. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward looking statement.  An investor in our Company should not rely upon forward looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward looking statements to reflect new information or future events or otherwise.

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

B.

Compensation

During the fiscal year ended December 31, 2012, the aggregate remuneration paid to directors in their capacity as directors of our Company was $11,475. Management fees totaling $82,600 was paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal years ended December 31, 2012, 2011, 2010 and 2009 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compensation
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions
	2012	$120,000	NIL	NIL	NIL	NIL	NIL
Alan M. Brown	2011	$120,000	NIL	NIL	NIL	NIL	NIL
President, CEO, CFO and Director	2010	$120,000	NIL	NIL	NIL	NIL	NIL
	2009	$120,000	NIL	NIL	NIL	NIL	NIL
Steve Radvak Vice President of Exploration and Director	2012	NIL	NIL	$82,600	NIL	NIL	NIL
	2011	NIL	NIL	$37,400	NIL	500,000	NIL
	2010	NIL	NIL	NIL	NIL	1,500,000	NIL
	2009	NIL	NIL	NIL	NIL	NIL	NIL
Laird Cagan Former Director	2012	NIL	NIL	11,475	NIL	NIL	NIL
	2011	NIL	NIL	NIL	NIL	1,000,000	NIL
	2010	NIL	NIL	NIL	NIL	NIL	NIL
	2009	NIL	NIL	NIL	NIL	NIL	NIL

C.

Board Practices

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the our Articles of Incorporation and Bylaws.   Our incumbent directors continue their service, in their current capacity, until they either resign or are removed and until their successors are elected.  The Company's last annual regular general meeting was held on September 6, 2001, at which time Alan Brown was elected as a Director. Mr. Brown has continued in his office as Director since his election in 2001. Director vacancies may be filled by a majority of the remaining directors or by a sole remaining director.  On January 28, 2010, Steven Radvak was elected to serve as a member of the Board of Directors by the sole remaining director, Alan Brown.  On May 18, 2011, Laird Cagan was elected as a Director to the Company.  On December 31, 2012, Laird Cagan resigned as a Director of the Company.

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

D.

Employees

As of March 12, 2013, we have 3 employees including Alan Brown, Steve Radvak and Scott Davis. The Company engages various consultants as independent contractors to assist the Company with its drilling programs.  The Company has no relationship with any labor/trade unions.

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

E.

Share Ownership

There were 104,335,904 common shares issued and outstanding as of March 12, 2013. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name	Number of Common Shares Beneficially Owned as of March 12, 2013	Percentage
Alan M. Brown	8,274,443	7.93%
Steve Radvak	1,500,000	1.44%

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

Stock Option Plan

In January 2007, the Company adopted a stock option plan, which was approved by majority written consent of its shareholders and Board of Directors. Under the plan, options of the Company may be granted to directors, officers, employees and consultants of the Company. Please refer to the Company’s Form S-8 filed on February 2, 2007, which is incorporated by reference herein.

ITEM 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

As of March 12, 2013, the following are known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Eurogas Inc.	12,500,000	11.98%
Haywood Securities Inc.	10,700,000	10.26%
Alan M. Brown	8,274,443	7.93%
Tom Reid	6,240,000	5.98%

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

B.

Related Party Transactions

As at December 31, 2012, the Company owed $83,066 (2011 - $105,066) to the President of the Company for management fees and financing of day-to-day operations.  The amounts owing are unsecured, non-interest bearing, and due on demand.

During the year ended December 31, 2012, the Company issued NIL common shares (2011 – 1,000,000 with a fair value of $255,000) to a Director of the Company for directors’ fees.

During the year ended December 31, 2012, the Company issued NIL common shares (2011 – 500,000 with a fair value of $56,000) to a Director of the Company for consulting services.

Subsequent to the year ended December 31, 2012, the Company issued 675,000 common shares with a fair value of $11,475 to a former Director of the Company as settlement pursuant to the Director Service Agreement.  These shares were recorded as common stock subscribed as at December 31, 2012 and were issued on January 7, 2013.

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

B.

Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date in 2012, no significant changes have occurred since December 31, 2012.

ITEM 9.

The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the Over the Counter Bulletin Board:

YEAR/PERIOD	HIGH	LOW
2007	.75	.16
First Quarter 2008	.43	.20
Second Quarter 2008	.48	.15
Third Quarter 2008	.43	.10
Fourth Quarter 2008	.19	.05
First Quarter 2009	.26	.06
Second Quarter 2009	.11	.05
Third Quarter 2009	.08	.05
Fourth Quarter 2009	.08	.04
First Quarter 2010	.11	.02
Second Quarter 2010	.16	.06
Third Quarter 2010	.09	.03
Fourth Quarter 2010	.14	.04
First Quarter 2011	.13	.06
Second Quarter 2011	.11	.03
Third Quarter 2011	.08	.05
Fourth Quarter 2011	.07	.02
First Quarter 2012	.055	.027
Second Quarter 2012	.05	.023
Third Quarter 2012	.04	.023
Fourth Quarter 2012	.03	.017

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

(1)

On May 18, 2011, the Company entered into a Director Service Agreement (the “Director Agreement”) with Laird Cagan (“Mr. Cagan”), pursuant to which Mr. Cagan shall serve as a member of the Company’s Board of Directors for a period of three (3) years in exchange for a total of three million (3,000,000) restricted shares of the Company’s Common Stock, which shall be issued in three (3) annual installments of one million (1,000,000) shares per installment.  On December 31, 2012, Laird Cagan resigned as a Director of the Company.  Subsequent to the year ended December 31, 2012, the Company issued 675,000 common shares to Mr. Cagan as settlement of the Director Service Agreement.

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

G.

Statement By Experts

The financial statements of our Company as of December 31, 2012 and 2011 included in this report have been audited by, M&K CPAS, PLLC as stated in their reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15 under the Exchange Act, our management, including Alan Brown, our Chief Executive Officer, Chief Financial Officer, and Director, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, we concluded that because of the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2012.

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

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

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by COSO.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report

Changes in Internal Controls. During the period ended December 31, 2012, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

However, subsequent to the year ended December 31, 2012, the Company retained an outside consultant which specializes in Sarbanes-Oxley compliance. This consulting firm has assisted the Company in developing a system that should assist in rectifying the material weaknesses described herein.

Item 16.

[Reserved]

A.

Audit Committee Financial Expert

The Company does not have an audit committee financial expert serving on its audit committee.

B.

Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on June 1, 2007.  A written copy of the Code is available on written request to the Company and is filed with the SEC on August 10, 2007 as part of the Company’s Amended Annual Report on Form 20-F/A and is incorporated herein by reference.

C.

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2012	$8,500	$0	$0	$0
2011	$10,000	$0	$0	$0

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

H.

Mine Safety Disclosures.

Not Applicable.

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2012 and 2011, and the Statements of Operations and Stockholders Equity (Deficiency) and Cash Flows for each of the years ended December 31, 2012 and 2011, and for the period from re-entry into the Development Stage, January 1, 2006 to December 31, 2012.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F.

Exhibit
Number	Description of Exhibit	Filing
1.01	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.02	Bylaws	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.03	Certificate of Name Change dated June 5, 2000.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.04	Certificate of Name Change dated September 20, 2004	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 15, 2005.
1.05	Certificate of Name Change dated February 6, 2007.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 8, 2007.
2.01	Form of Securities Purchase Agreement	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 17, 2007.
2.02	Form of Subscription Agreement and Form of Warrant for Private Placement	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on December 20, 2007.
2.03	Form of U.S. Private Placement Subscription Agreement	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 3, 2010.
2.04	Form of Non-U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 15, 2011.
4.01	Employment Agreement by and between the Company and Alan Brown dated January 1, 2009.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 10, 2009.
4.02	Consulting Agreement between the Company and Steve Radvak dated April 28, 2010.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 16, 2010.

Exhibit
Number	Description of Exhibit	Filing
4.03	Stock Purchase Agreement between the Company and Eurogas, Inc. dated April 28, 2010.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 16, 2010.
4.04	Exploration and Mining Lease and Option to Purchase Agreement by and between American Eagle Minerals Inc., Mountain Gold Exploration, Inc. and Lane A. Griffin and Associates dated May 27, 2010.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 14, 2010.
4.05	Director Service Agreement between the Company and Laird Cagan dated May 18, 2011.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on May 25, 2011.
4.06	Settlement Agreement by and among the Company, RedStone Communications, LLC and Marlin Molinaro dated August 16, 2011	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on August 29, 201.
8.01	Subsidiaries of the Company	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 19, 2011.
11.01	Code of Ethics	Incorporated herein by reference to our Amended Annual Report on Form 20-F/A filed with the SEC on August 10, 2007.
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

(Company)

/s/ ALAN BROWN

ALAN BROWN

President and Director

DATED on the 15th of April, 2013

Tombstone Exploration Corporation

(An Exploration Stage Company)

December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tombstone Exploration Corporation

 (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (an exploration stage company) as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Exploration Corporation as of December 31, 2012 and 2011, and the results of its operations and cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

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

/s/ M&K CPAS, PLLC

www.mkacpas.com

Houston, Texas

April 12, 2013

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

(expressed in U.S. dollars)

	December 31, 2012 $	December 31, 2011 $

ASSETS

Current Assets

Cash	578	379,014

Total Current Assets	578	379,014

Property and Equipment, net of accumulated amortization	15,135	23,811

Total Assets	15,713	402,825

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities

Accounts Payable	56,324	50,558

Accrued Liabilities	11,000	17,544

Due to Related Parties	98,066	105,066

Derivative Liability	26,627	48,729

Total Liabilities	192,017	221,897

Stockholders’ Equity (Deficit)

Common Stock Authorized: unlimited common shares, with no par value Issued and outstanding: 103,660,905 common shares	17,646,580	17,646,580

Common Stock Subscribed	61,475	50,000

Additional Paid-In Capital	4,965,842	4,965,842

Accumulated Deficit	(8,538,759)	(8,538,759)

Accumulated Deficit During the Exploration Stage	(14,311,442)	(13,942,735)

Total Stockholders’ Equity (Deficit)	(176,304)	180,928

Total Liabilities and Stockholders’ Equity (Deficit)	15,713	402,825

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations

(expressed in U.S. dollars)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Accumulated from January 1, 2006 (Date of Entering Exploration Stage) to December 31, 2012 (Unaudited)
	$	$	$

Revenue	–	–	–

Operating Expenses

Accretion Expense	–	–	48,000
Consulting Services	7,346	197,199	3,398,464
General and Administrative	130,867	140,625	7,360,724
Impairment of Property and Equipment	–	–	8,033
Management and Directors Fees	214,075	210,000	1,284,075
Mineral Properties	7,315	7,631	1,338,033
Professional Fees	31,206	76,618	1,231,113

Total Operating Expenses	390,809	632,073	14,668,442

Loss Before Other Income (Expenses)	(390,809)	(632,073)	(14,668,442)

Other Income (Expenses)

Gain on Forgiveness of Debt	–	–	415,089
Gain (Loss) on Fair Value of Derivatives	22,102	50,874	(26,627)
Interest Expense	–	–	(3,307)
Gain (Loss) on Sale of Assets	–	869	(11,809)
Write-off of Investment	–	–	(16,346)

Total Other Income (Expenses)	22,102	51,743	357,000

Net Loss	(368,707)	(580,330)	(14,311,442)

Net Loss Per Share – Basic and Diluted Net Loss Per Share – Basic and Diluted	(0.00)	(0.01)

Weighted Average Shares Outstanding	103,660,905	75,892,573

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	Accumulated from January 1, 2006 (Date of Entering Exploration Stage) to December 31, 2012 (Unaudited)
	$	$	$
Operating Activities

Net Loss	(368,707)	(580,330)	(14,311,442)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	8,676	10,294	79,191
Accretion expense	–	–	48,000
Common stock issued for services	–	207,925	3,112,893
Common stock subscribed for services	11,475	–	1,478,975
Impairment of mineral properties	–	–	910,000
Impairment of property and equipment	–	–	8,033
Loss (gain) on sale of property and equipment	–	(869)	8,675
Loss (gain) on forgiveness of debt	–	–	(390,029)
Loss (gain) on fair value of derivatives	(22,102)	(50,874)	26,627
Stock-based compensation	–	–	4,952,286

Changes in operating assets and liabilities:
Amounts receivable	–	4,531	–
Prepaid expenses	–	–	76,222
Accounts payable and accrued liabilities	(778)	3,171	(97,539)
Due to related party	45,000	–	45,000

Net Cash Used In Operating Activities	(326,436)	(406,152)	(4,053,108)

Investing Activities
Acquisition of mineral properties	–	–	(110,000)
Proceeds from sale of assets	–	4,000	24,000
Purchase of property and equipment	–	(18,113)	(135,034)

Net Cash Used in Investing Activities	–	(14,113)	(221,034)

Financing Activities
Proceeds from issuance of common shares and share subscriptions	–	810,000	3,390,500
Proceeds from loans payable	–	–	59,810
Proceeds from (repayments to) related parties, net	(52,000)	(11,500)	824,294

Net Cash Provided By Financing Activities	(52,000)	798,500	4,274,604

Increase (Decrease) in Cash	(378,436)	378,235	462

Cash – Beginning of Period	379,014	779	116

Cash – End of Period	578	379,014	578

Supplemental Disclosures
Interest paid	–	–	–
Income tax paid	–	–	–

Non-Cash Investing and Financing Activities
Cancellation of common shares	–	(439,475)	(860,231)
Common shares issued to acquire mineral properties	–	–	800,000
Common shares issued to settle debt	–	–	1,321,794
Common shares issued for finders’ fees	–	49,000	112,000
Common shares issued for prepaid services	–	–	476,222
Subscribed common stock issued for services	11,475	56,000	67,475
Subscribed common stock issued (cash received in prior period)	–	250,000	250,000

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2012

(expressed in U.S. dollars)

	Common Stock		Additional Paid-In Capital			Accumulated Deficit During the Exploration Stage

	Shares	Par Value		Common Stock Subscribed	Accumulated Deficit		Total
	#	$	$	$	$	$	$

Balance – January 1, 2006 (Date of Entering Exploration Stage)	1,568,324	7,468,288	56,800	–	(8,538,759)	–	(1,013,671)

Cancellation of common shares	(207,562)	(20,756)	20,756	–	–	–	–

Issuance of common shares for cash	1,000,000	100,000	–	–	–	–	100,000

Issuance of common shares for acquisition of mineral properties	8,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for services	8,017,103	809,018	–	–	–	–	809,018

Issuance of share purchase warrants	–	–	4,952,286	–	–	–	4,952,286

Net loss for the year	–	–	–	–	–	(4,292,648)	(4,292,648)

Balance – December 31, 2006	18,377,865	9,156,550	5,029,842	–	(8,538,759)	(4,292,648)	1,354,985

Cancellation of common shares	(4,000,000)	(400,000)	–	–	–	–	(400,000)

Issuance of common shares for services	15,743,000	1,574,300	–	–	–	–	1,574,300

Issuance of common shares for cash at $0.10 per common share	3,850,000	385,000	–	–	–	–	385,000

Issuance of common shares for cash at $0.20 per common share	2,500,000	500,000	–	–	–	–	500,000

Issuance of common shares for finders’ fee	175,000	35,000	(35,000)	–	–	–	–

Net loss for the year	–	–	–	–	–	(3,352,421)	(3,352,421)

Balance – December 31, 2007	36,645,865	11,250,850	4,994,842	–	(8,538,759)	(7,645,069)	61,864

Issuance of common shares for services	1,025,000	149,000	–	–	–	–	149,000

Issuance of common shares for cash at $0.20 per common share	4,000,000	800,000	–	–	–	–	800,000

Issuance of common shares for finders’ fees	140,000	28,000	(28,000)	–	–	–	–

Common stock subscribed	–	–	–	1,403,500	–	–	1,403,500

Net loss for the year	–	–	–	–	–	(2,696,001)	(2,696,001)

Balance – December 31, 2008	41,810,865	12,227,850	4,966,842	1,403,500	(8,538,759)	(10,341,070)	(281,637)

Issuance of common shares for services	13,400,000	2,525,500	–	(1,403,500)	–	–	1,122,000

Issuance of common shares for cash	4,076,668	270,500	–	–	–	–	270,500

Common stock subscribed	–	–	–	64,000	–	–	64,000

Accretion expense	–	–	48,000	–	–	–	48,000

Net loss for the year	–	–	–	–	–	(1,574,304)	(1,574,304)

Balance – December 31, 2009	59,287,533	15,023,850	5,014,842	64,000	(8,538,759)	(11,915,374)	(351,441)

(The accompanying notes are an integral part of these consolidated financial statements)

F-5

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2011

(expressed in U.S. dollars)

Balance – December 31, 2009	59,287,533	15,023,850	5,014,842	64,000	(8,538,759)	(11,915,374)	(351,441)

Issuance of common shares for services	4,240,000	335,250	–	(64,000)	–	–	271,250

Issuance of common shares for cash	7,000,000	275,000	–	–	–	–	275,000

Issuance of common shares to settle debt	7,093,372	689,555	–	–	–	–	689,555

Common stock subscribed	–	–	–	306,000	–	–	306,000

Net loss for the year	–	–	–	–	–	(1,447,031)	(1,447,031)

Balance – December 31, 2010	77,620,905	16,323,655	5,014,842	306,000	(8,538,759)	(13,362,405)	(256,667)

Issuance of common shares for services	3,140,000	263,925	–	(56,000)	–	–	207,925

Issuance of common shares for cash	22,200,000	1,010,000	–	(250,000)	–	–	760,000

Issuance of common shares for finders’ fee	700,000	49,000	(49,000)	–	–	–	–

Common stock subscribed	–	–	–	50,000	–	–	50,000

Net loss for the year	–	–	–	–	–	(580,330)	(580,330)

Balance as at December 31, 2011	103,660,905	17,646,580	4,965,842	50,000	(8,538,759)	(13,942,735)	180,928

Common stock subscribed	–	–	–	11,475	–	–	11,475

Net loss for the year	–	–	–	–	–	(368,707)	(368,707)

Balance as at December 31, 2012	103,660,905	17,646,580	4,965,842	61,475	(8,538,759)	(14,311,442)	(176,304)

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

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.  As at December 31, 2012, the Company did not record any revenues, had a working capital deficit of $191,439 and an accumulated deficit of $22,850,201. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2012 and 2011, the Company had no cash equivalents.

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

f)

Mineral Properties

The Company has been in the exploration stage since January 1, 2006 and has not yet realized any revenues from its planned operations. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

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

j)

Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2012 and 2011, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

k)

Exploration Stage Company

The Company is currently considered an exploration stage company as defined by ASC 915-10-05. As a exploration stage enterprise, the Company discloses the deficit accumulated during the exploration stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date. An entity remains in the development stage until such time as, among other factors, revenues have been realized. To date, the development stage of the Company’s operations consists of developing the business model and marketing concepts.

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

m)

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earning per Share.  ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive. At December 31, 2012, the Company had 18,500,000 (2011 – 18,500,000) potentially dilutive shares from outstanding share purchase warrants.

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

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2012 and 2011 on a recurring basis:

December 31, 2011

Description	Level 1	Level 2	Level 3	Total Gains and (Losses)
Derivative	-	-	(48,729)	50,874
Total	$-	$-	$(48,729)	$50,874

F-6

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

n)

Financial Instruments

December 31, 2012

Description	Level 1	Level 2	Level 3	Total Gains and (Losses)
Derivative	-	-	(26,627)	22,102
Total	$-	$-	$(26,627)	$22,102

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

p)

Recent Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-04, “Technical Corrections and Improvements” in Accounting Standards Update No. 2012-04. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on our financial position or results of operations.

In August 2012, the FASB issued ASU 2012-03, “Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update)” in Accounting Standards Update No. 2012-03. This update amends various SEC paragraphs pursuant to the issuance of SAB No. 114. The adoption of ASU 2012-03 is not expected to have a material impact on our financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment” in Accounting Standards Update No. 2012-02. This update amends ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of ASU 2012-02 is not expected to have a material impact on our financial position or results of operations.

In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income” in Accounting Standards Update No. 2011-05. This update defers the requirement to present items that are reclassified from accumulated other comprehensive income to net income in both the statement of income where net income is presented and the statement where other comprehensive income is presented. The adoption of ASU 2011-12 is not expected to have a material impact on our financial position or results of operations.

F-6

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

In December 2011, the FASB issued ASU No. 2011-11 “Balance Sheet: Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). This Update requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The amended guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company is currently evaluating the impact, if any, that the adoption of this pronouncement may have on its results of operations or financial position.

The Company has implemented all new accounting pronouncements that are in effect.  These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations

3.

Property and Equipment

			Net Book Value
	Cost $	Accumulated Amortization $	December 31, 2012 $	December 31, 2011 $

Equipment	47,861	32,726	15,135	23,811

4.

Common Shares

Year Ended December 31, 2012

a)

As at December 31, 2012, the Company authorized the issuance of 675,000 common shares with a fair value of $11,475 for director services. Fair value of the common shares was determined by using the end of day trading price on the date of authorization. These common shares were subsequently issued on January 7, 2013.  Refer to Note 9.

Year Ended December 31, 2011

b)

On January 3, 2011, the Company issued 3,000,000 commons shares with a fair value of $330,000 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the date of issuance.

c)

On May 15, 2011, the Company issued 1,000,000 common shares with a fair value of $90,000 for director services. Fair value of the common shares was determined by using the end of day trading price on the date of issuance.

d)

On July 14, 2011, the Company issued 10,000,000 common shares at $0.05 per share for proceeds of $500,000.

e)

On July 14, 2011, the Company issued 2,000,000 common shares at $0.05 per share for proceeds of $100,000.

f)

On August 13, 2011, the Company issued 700,000 common shares with a fair value of $49,000 for finders’ fees. Fair value of the common shares was determined by using the end of day trading price on the date of issuance.

g)

On August 24, 2011, 2,490,000 common shares issued on January 3, 2011 for consulting services were returned to the Company with a fair value of $274,475. Fair value of the common shares was determined by using the end of day trading price on the date of issuance.

F-6

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

4.

Common Shares (continued)

h)

On August 24, 2011, the Company issued 1,105,000 common shares with a fair value of $60,775 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the date of issuance.

i)

On August 26, 2011, the Company issued 25,000 commons shares with a fair value of $1,625 for consulting services. Fair value of the common shares was determined by using the end of day trading price on the date of issuance.

j)

On August 29, 2011, the Company issued 10,000,000 common shares at $0.04 per share for proceeds of $400,000 of which $250,000 was recorded in the year ended December 31, 2010 as common stock subscribed.

k)

On August 29, 2011, the Company issued 500,000 common shares with a fair value of $56,000 for consulting service recorded in the year ended December 31, 2010 and included as common stock subscribed. Fair value of the common shares was determined by using the end of day trading price on the date of issuance.

l)

On August 29, 2011, the Company issued 200,000 common shares at $0.05 per share for proceeds of $10,000.

5.

Share Purchase Warrants

The following table summarizes the continuity schedule for share purchase warrants:

	Number of Warrants	Exercise Price
Balance – December 31, 2010	4,570,000	$0.24
Issued	16,000,000	$0.10
Expired	(2,070,000)	$0.40
Balance – December 31, 2011 and 2012	18,500,000	$0.10

As at December 31, 2012, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,500,000	$0.10	April 28, 2013
16,000,000	$0.10	July 14, 2014

18,500,000

a)

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

b)

In August 2011, the Company issued 10,000,000 share purchase warrants as part of a private placement of common shares. Each warrant is exercisable at $0.10 per share until August 29, 2014. The fair value of the warrants is $229,254 using the Black-Scholes option pricing model assuming a market price of $0.065 per share on the grant date, volatility of 169.66% useful life of 3 years, and no expected dividends.

F-6

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

6.

Related Party Transactions

a)

As at December 31, 2012, the Company owed $15,000 (2011 - $nil) to a Director of the Company for consulting fees incurred.  The amounts owing are unsecured, non-interest bearing, and due on demand.

b)

As at December 31, 2012, the Company owed $83,066 (2011 - $105,066) to the President of the Company for management fees incurred and financing of day-to-day operations.  The amounts owing are unsecured, non-interest bearing, and due on demand.

c)

During the year ended December 31, 2012, the Company authorized the issuance of 675,000 common shares (2011 – 1,000,000 common shares with a fair value of $255,000) with a fair value of $11,475 to a Director of the Company for directors’ fees.

d)

During the year ended December 31, 2012, the Company issued nil common shares (2011 – 500,000 common shares with a fair value of $56,000) to a Director of the Company for consulting services.

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

During the year ended December 31, 2011, the Company issued warrants with an exercise price of $0.10 per share until July 14, 2014, and the reset provision allows for the exercise price to be reset to a value equal to a future issuance of common shares, stock options, warrants, or other equity instrument if the issuance or exercise price is less than $0.10 per share. As at December 31, 2012, the Company recorded a derivative liability of $26,627. During the year ended December 31, 2012, the Company recorded a gain on fair value of derivatives of $22,102.

The following inputs and assumptions were used to value the secured convertible notes and warrants outstanding during the year ended December 31, 2012:

•

The warrant exercise prices were $0.10 for December 31, 2012.

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

•

An exercise price reset event occurred during the period ended December 31, 2012, reducing the exercise price to $0.0935

F-6

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

7.

Derivative Liability (continued)

A summary of the activity of the derivative liability is shown below:

Balance at December 31, 2010	99,603
Derivative loss due to new issuances	201,306
Derivative due to mark to market adjustment	(252,180)
Balance at December 31, 2011	48,729
Derivative due to mark to market adjustment	(22,102)
Balance at December 31, 2012	$26,627

8.

Income Taxes

The Company has $8,741,300 of net operating losses to carryforward to offset taxable income in future years which expire through fiscal 2031. For the years ended December 31, 2012 and 2011, the valuation allowance established against the deferred tax assets increased by $133,257 and $214,737, respectively.

The components of the net deferred tax asset at December 31, 2012 and 2011, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2012 $	2011 $

Income (Loss) Before Taxes	(368,707)	(580,330)
Statutory rate	34%	34%

Computed expected tax recovery	(125,360)	(197,312)
Non-deductible expenses	(7,897)	(17,425)
Change in valuation allowance	133,257	214,737

Reported income taxes	–	–

	2012 $	2011 $

Deferred tax asset
- Cumulative net operating losses	2,991,142	2,857,885
- Less valuation allowance	(2,991,142)	(2,857,885)

Net deferred tax asset	–	–

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031
December 31, 2012	391,900	2032

	8,741,300

9.

Subsequent Events

On January 7, 2013, the Company issued 675,000 common shares that were authorized as at December 31, 2012 but not issued. Refer to Note 4(a).

F-6