Form 20-F
period 2013-12-31
TOMBSTONE EXPLORATION CORP
filed 2014-05-16
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

     .

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF

1934

 X .

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

6529 E. Friess Drive

Scottsdale, AZ 85254

(Address of principal executive offices)

Alan Brown

6529 E. Friess Drive

Scottsdale, AZ 85254

(480) 588-8920

(Name, address and telephone of Company contact person)

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

There were 125,407,408 Common Shares without par value issued and outstanding as at May 13, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      .YES    X .NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   X .YES       .NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  X . YES       . NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  X .YES       .NO (Not Applicable)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer      . Accelerated filer      . Non-accelerated filer  X .

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   X . International Financial Reporting Standards as issued by the International Accounting Standards Board      . Other      .

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).       . YES   X .NO

GENERAL

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

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The consolidated financial statements and summaries of financial information contained in this document are reported in U.S. dollars (“$”) unless otherwise stated. All such consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

The consolidated financial statements of the Company for the year ended December 31, 2013 has been audited by De Joya Griffith, 2580 Anthem Village Drive, Henderson, NV, 89052 and the financial statements for the year ended December 31, 2012 have been audited by M&K CPAS, PLLC, 4100 N. Sam Houston Freeway W., Suite 200-B, Houston, TX, 77086.

ITEM 1.

Identity of Directors, Senior Management and Advisers

Not Required.

ITEM 2.

Offer Statistics and Expected Timetable

Not Required.

ITEM 3.

Key Information

A.

Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2009 to December 31, 2013. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	December 31, 2009 $	December 31, 2010 $	December 31, 2011 $	December 31, 2012 $	December 31, 2013 $
OPERATING DATA:
Revenue	-	-	-	-	-
Gross Profit	-	-	-	-	-
Net Income (Loss)	(1,574,304)	(1,447,030)	(580,330)	(368,707)	(441,973)
Earnings (Loss) Per Share	(0.03)	(0.02)	(0.01)	(0.00)	(0.00)

BALANCE SHEET DATA:
Cash	1,525	779	379,014	578	43,560
Total Assets	62,604	24,433	402,825	15,713	60,552
Total Liabilities	414,045	281,100	221,897	192,017	380,587
Shareholders’ Equity (Deficit)	(351,441)	(256,667)	180,928	(176,304)	(320,035)

B.

Capitalization and Indebtedness

Not required.

C.

Reasons for the Offer and Use of Proceeds

Not required.

D.

Risk Factors

This Report contains forward-looking statements which relate to future events or our future performance, including our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks enumerated in this section entitled “Risk Factors”, that may cause our Company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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

Risks Associated With Mining

Our mining properties are in the exploration stage. There is no assurance that our properties contain any mineral resources in commercially exploitable quantities. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail and investors may lose all of their investment in our Company.

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

The search for valuable minerals involves numerous hazards that may subject us to liability including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time we have no coverage to insure against these hazards. The payment of such liabilities may have a material adverse effect on our financial position.

Title to our resource properties may be challenged by third parties which could result in the loss of substantial amounts of money and resources and could cause our interests in our properties to expire or be forfeit.

We have investigated the status of our titles to our mineral resource properties and we are satisfied that the title to these properties is properly registered in the name of our Company, but we cannot guarantee that the rights to explore our claims will not be revoked or altered to our detriment. The ownership and validity of mining claims and concessions are often uncertain and may be contested. Should such a challenge to the boundaries or registration of ownership arise, the resolution of disputes or the process of clarifying the accuracy of our mining license registration could take substantial time and money. Further, the preservation of our title to our mineral claims requires that we continue to expend money or work the claims. If we fail to expend the necessary amount of money or if we fail to work our mineral claims, then our title to our mineral claims could expire or be forfeit.

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

Risks Related To Our Company

The fact that we have not generated any operating revenues for the last eight years raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues for the last eight years and we will, in all likelihood, continue to incur operating expenses without revenues until our mining claims are fully developed and in commercial production.  As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining claims or assure that viable reserves exist on the claims for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

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

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses.  During the year ended December 31, 2013, we received $261,588 in financing.  However, if our expenses exceed these funds, we will need to secure additional financing for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

Canada Business Corporations Act provides for the indemnification of our officers and directors against all costs, charges and expenses incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding.

The Canada Business Corporations Act contains provisions limiting the liability of our officers and directors for their acts and failures to act and for any loss, damage or expense incurred by our Company which shall happen in the execution of their duties of such officers or directors, unless the officers or directors did not act honestly and in good faith with a view to the best interests of our Company. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise benefit our Company and our shareholders.

Risks Relating to our Securities

Investors’ interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties. If we are required to issue additional shares to raise financing, your interests in our Company will be diluted and you may suffer dilution in your net book value per share depending on the price at which such securities are sold. Further, if we issue any share purchase warrants or share purchase options, and they are exercised, there will be a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

Investors’ interests in our Company will be diluted and investors will suffer dilution in their net book value per share if we issue employee/director/consultant options.

We may in the future grant to some or all of our directors, officers, insiders, and key employees, options to purchase our common shares as non-cash incentives to those persons. Such options may be granted at exercise prices equal to market prices, or at such other price as may be permitted under the policies of any stock exchange upon which our securities are traded (currently, our common shares are listed for trading on the OTCBB), when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

We do not plan to pay any Dividends in the foreseeable future.

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

In the event that key employees leave the Company, the Company would be harmed since we are heavily dependent upon them for all aspects of our activities.

The Company is heavily dependent on our officers and directors, key employees and contractors, the loss of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with key employees and contractors, and an employment agreement with our President.

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

The success of the Company will depend on the developments of an active trading market.

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

Low-Priced Stocks are subject to greater Disclosure Requirements.

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The common shares of the Company fall within the Commission's definition of a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company's common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

ITEM 4.

Information on the Company

A.

History and Development of the Company

The Company was incorporated as a federal company pursuant to the laws of Canada under the Canada Business Corporations Act (the “Act”) on October 30, 1997, under the name 3430502 Canada Ltd. In December 1997, the Company changed its name to Four Crown Foods Inc. At the time, the Company was involved in the food and beverage retail business. Then in June, 2000, the Company changed its name to Universal Domains Incorporated and operated in the domain registration business upon the acquisition of the license rights to a domain registration agreement for the “.cc” internet registration domain.

In November 2003, the Company ceased all operations and in September, 2004, the Company changed its name to Pure Capital Incorporated. From that time until November 1, 2006, the Company’s goals were to continue to reduce the liabilities of the Company in an effort to obtain additional financing and explore the possibilities of starting a new operating business, and/or merge with or become acquired by another company or entity.

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

The Company holds the mineral rights to approximately 7,116 acres in the historical western Tombstone silver mining district.   Our property area lies within the historic Tombstone Mining District, in Township 20 and 21 South, Ranges 22 and 23 East, Gila and Salt River Meridian and Base Line, Cochise County, Arizona. The town of Tombstone, Arizona is approximately 70 miles (mi, 110 kilometers (km)) southeast of Tucson and 24 mi (40 km) northwest of Bisbee, Arizona. The San Pedro River lies about 2 mi (3 km) west of the property’s westernmost boundary.

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

The Tombstone property is composed of three non-contiguous parcels totaling approximately 7,116 acres. The parcels consist of 8 patented lode claims totaling 145.6 acres (58.9 ha), 202 unpatented lode claims totaling 4,040 acres (1,635 ha) administered by the U.S. Bureau of Land Management (BLM), and 8 Arizona State Land Department (ASLD) exploration permits totaling 2,930 acres (1,186 ha).  On November 14, 2013, the Company announced that it filed additional Arizona State Land Department permits for 2,000 acres associated with the Zebra Prospect located at the eastern edge of the Tombstone Mining District.  The Company owns the mineral rights to the patented claims; the surface rights are owned by various individuals. The unpatented federal BLM mining claims grant the Company the exclusive rights to explore for and potentially mine minerals, and Arizona state trust lands exploration permits grant the Company the exclusive exploration rights for up to 5 years from the date the exploration applications were filed. Surface and mineral rights are variously owned by the U.S. federal government, the State of Arizona, and individual persons.

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

Following the 2007 Drill Program, in January 2008, the Company received assay results for 115 samples taken from its Tombstone Project property within T20S R22E Sections 16 and 17.  It was determined that more detailed sampling would be required to further assess the Santa Ana Mine workings.

2008 Drill Program – Phase 1

On or about April 1, 2008, the Company began to conduct geological mapping and sampling that, combined with historical data, provided the basis for the 2008 core drilling program.

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

The results of this Phase 1 drill program have resulted in identifying a mineral zone that the Company’s management believes is a significant precious metals and base metals discovery. The Company intends to carry out an aggressive exploration and comprehensive drilling program.

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

Execute core drilling program

Update SRK Technical Report

				Various Professional Engineers and Geologists from the State of Arizona

2012/13	$2,000,000	Private Placement Agreements with private investors.

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

Compile all data in a GIS database, and analyze coincident anomalies to define drill

Define a drill program and budget.

			Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona
2014	$2,000,000 (1)	Private Placement Agreement with Eurogas AG, Asher Enterprises, and other private investors (2)

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

(1)

Our budget for 2014 consists of the following expenses for a total of $2,000,000:

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

•

Office, Travel, Misc. Expenses:  $80,000;

•

Professional Service Expenses: Legal, Accounting, Audits: $100,000;

•

BLM Claims and Permit Expenses: $80,000

(2)

We have raised $nil as of December 31, 2013 and require an additional $2,000,000 for our proposed 2014 activities.

On December 10, 2013, the Company announced a Strategic Corporate and Financing Investment that includes the acquisition of a 26% interest in EuroGas AG of Zurich, Switzerland, an international Natural Resources Holding Company with European assets in industrial minerals, oil and gas interests as well as base metal and precious metal assets located in the USA.  Under the Strategic Corporate and Financing Investment in EuroGas AG, the Company will also receive from EuroGas Inc., a US company, a committed financing in the amount of $5 million USD for extensive drilling of the Tombstone property.  On January 14, 2014, the Company announced the receipt of an entitlement of a 20% direct interest in EuroGas Inc.’s potential award from its pending damage lawsuit against the Slovak Republic.  This is in addition to the 26% direct interest in EuroGas AG.

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

Local Resources

Tombstone, Arizona is the nearest town to the Tombstone Project. The U.S. Census Bureau reports a year-2010 population of 1,380 people. Services at Tombstone are marginally adequate to support the requirements of a mining exploration and development project, but other nearby towns (2010 U.S. Census Bureau populations: Wilcox, 3,757; Benson, 4,700; Bisbee, 5,105; and Sierra Vista, 43,888) have services such as drilling contractors, equipment rental and services, engineering services, and a labor force that are more able to support our drilling program. Sierra Vista is about 18 miles from the project area. The nearest large city, Tucson—located 70 miles northwest of Tombstone along Interstate 10—has a population of more than 520,116 (2010 Census) and has company, service, and contractor resources that may not be available locally. Other cities at a greater distance (Phoenix, Arizona; Las Cruces and Albuquerque, New Mexico) also are able to provide services to support exploration and mining in the area.

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

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or licensed processes, technology, industrial, commercial or financial contract or new manufacturing processes.

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

The Company holds 8 patented mining claims, 202 unpatented mining claims, and 8 state mineral exploration permits.  All are current and valid as of the date of this Report.  The unpatented claims and state exploration permits are administered by the BLM and State of Arizona, respectively, and have different requirements to maintain the claims/permits in good standing.  To maintain unpatented claims in good standing, a claim holder must pay a $189-per-claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00-per-claim recording fee to Conchise County where the claims are located. [Note: Initial BLM claim fees and filing costs for new claims total $189 per claim; that total includes an initial $34.00 claim location fee, plus the annual maintenance fee of $180.00 and a processing fee of $15.00.] The BLM requires that all claims use an assessment year from September 1 through August 31. The fees for the current assessment year were paid by the Company upon filing; all claim assessment fees for the next year are due on August 31, 2014.

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

D.

Property, Plants and Equipment

Our principal executive office is located at 6529 E. Friess Drive, Scottsdale, AZ 85254.  Additionally, we share this space with our wholly owned subsidiary, TEMC. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The Company has the mineral rights to approximately 7,116 acres of historical mining land in areas around Tombstone, Arizona. We control one of the largest mining properties in Arizona. The Tombstone Project is located on patented mining claims, unpatented mining claims and state lands administered by the ASLD. The property consists of three non-contiguous parcels situated in Sections 7 and 18, Township 20 South, Range 23 East; Sections 7–10 and 15–20, Township 20 South, Range 22 East; Sections 24–26 and 36, Township 20 South, Range 22 East; Sections 19, 30, and 31, Township 20 South, Range 23 East; and Sections 20 and 21, Township 21 South, Range 23 East.  The largest parcel is in the western part of the mining district, on which are located many of the smaller historic mines with confirmed silver mineralization. The largest historic mines of the late 1800s and early 1900s are located principally to the east, in the central part of the district.

Our Properties

SUMMARY OF THE COMPANY’S MINING CLAIMS
Number / Type of Claims	Ownership / Interest in Property	Duration of Interest	Location	Acreage	Agreements / Royalties	Annual Fees / Maintenance / Permits
202 Unpatented Lode Claims

Fully controlled by the Company except 24 claims (Silver Bullet 5-14 and 31-34, staked over a Stock Raising  Homestead Entry (SRHE)).

Company has the right to enter for exploration purposes.

No surface rights.

		These claims are valid and each must be renewed each year.	U.S. federal lands administered by U.S. Bureau of Land Management (BLM).	4,040acres	No royalty agreements on federal mining claims.

Annual maintenance fees for the claims, as follows:  $189 / claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00 / claim recording fee to Cochise County, Arizona where the claims are located.  To be paid by the Company.

8 Patented Lode Claims	Undivided 100 percent mineral interest in the claims as both the record mineral owner and the assessed mineral owner No surface rights	Claims are valid as long as the Company continues to hold title.	Private Land	145.58 acres	1.5% net smelter revenue royalty, payable upon production.	None
8 State of Arizona Mineral Exploration Permits	Exclusive right to explore for and develop minerals on the lands. State of Arizona is the record surface and mineral owner of land. Company is the record permittee of the state lands.	These permits are valid and each must be renewed every three years.	Arizona state lands	2,930 acres	State mineral exploration permits, if converted to mining leases, will have royalties assigned to them by the State of Arizona.

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

THE COMPANY’S PATENTED MINING CLAIMS
CLAIM NAME	MINERAL SURVEY NO.	CLAIM ACREAGE
Maine	M.S. # 579	18.33
Merrimac	M.S. # 175	20.61
Clipper	M.S. # 273	13.41
Triple X	M.S. # 577	15.27
Brother Jonathan	M.S. # 578	17.28
Lowell	M.S. # 797	20.59
May	M.S. # 317	19.43
Red Top	M.S. # 190	20.66
TOTAL ACREAGE OF PATENTED MINING CLAIMS:		145.58

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

The Tombstone Property

Most of the historic mines in the Tombstone Mining District were polymetallic, with the principal ores produced being silver from bonanza grade deposits. However, anomalous copper, lead, zinc, manganese, and gold have been identified, and some of these metals have been produced from different mines in Cochise County (i.e., copper from Bisbee, lead from the Charleston Mining District, and silver and manganese from the Tombstone Mining District).

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

On November 14, 2013, the Company announced that it filed Arizona State Land Department permits for 2,000 acres associated with the Zebra Prospect located at the eastern edge of the Tombstone Mining District.

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

Not required.

ITEM 5.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2013 and 2012 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

For the years ended December 31, 2013 and 2012, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2013, we had a net loss of $441,973 and a loss per share of $0.00 per share compared to a net loss of $368,707 and a loss per share of $0.00 per share for the year ended December 31, 2012. The net loss for the year ended December 31, 2013 was attributed to $48,269 of general and administrative expenses, $120,000 of management and directors fees, $22,000 of consulting expense, professional fees of $32,609 and mineral property exploration costs of $4,445. Furthermore, the Company recorded a $100,824 loss on the fair value of the derivative liabilities and accretion and interest expense of $113,826.  The Company’s net loss increased compared to the prior year as the Company had more accretion expense and loss on fair value of derivative liabilities.

B.

Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2014. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2013, we had cash on hand of $43,560 compared with $578 as at December 31, 2012. Liabilities consisted of accounts payable and accrued liabilities totaling $64,664 (2012 - $67,324), amounts due to related parties of $25,654 (2012 - $98,066), convertible debt of $162,818 (2012 - $nil) and fair value of derivative liability of $127,451 (2012 - $26,627).   The overall increase in liabilities is due to the increase in the balance of derivative liabilities as the fair value of the repricing of the outstanding share purchase warrants with reset provisions increased due to a reset of the potential exercise price to a lower value, and the issuance of convertible debt which was used as financing for the Company’s operations.

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

D.

Trend Information

Our business is the exploration for and development of mineral deposits.  The market price of precious metals and other minerals is volatile and has fluctuated widely, particularly in recent years. The prices of various metals are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The commodity price of precious metals has a direct impact on our revenue prospects and our ability to raise capital. Although there is no assurance that this trend will continue, management is optimistic that the current price level will continue for the foreseeable future.

E.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.

Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2013 that will require significant cash outlays in the future.

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

We have based these forward looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward looking statement contained in this annual report, we caution shareholders that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results to differ materially from those in the forward looking statements.

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
Alan M. Brown CEO, CFO, Director & President Age 46

As President, Chief Executive Officer, Chief Financial Officer, and a Director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.

Steve Radvak, P.E. Vice President of Exploration & Director Age 53	As Vice President of Exploration and Director of the Company, Mr. Radvak is responsible for managing the exploration activities on the Tombstone Property.

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

Additional Information

There are no familial relationships between our officers and directors.

The above listed officers and directors were not selected as directors or members of senior management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

B.

Compensation

During the fiscal year ended December 31, 2013, the aggregate remuneration paid to directors in their capacity as directors of our Company was $Nil. Management fees totaling $120,000 was paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal years ended December 31, 2013 and 2012 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compensation
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions
Alan M. Brown (1) President, CEO, CFO and Director	2013	$120,000	NIL	NIL	NIL	NIL	NIL
	2012	$120,000	NIL	NIL	NIL	NIL	NIL
Steve Radvak Vice President of Exploration and Director	2013	NIL	NIL	NIL	NIL	NIL	NIL
	2012	NIL	NIL	$82,600	NIL	NIL	NIL
Laird Cagan Former Director	2013	NIL	NIL	NIL	NIL	NIL	NIL
	2012	NIL	NIL	11,475	NIL	NIL	NIL

(1)

On November 15, 2013, the Company entered into an Employment Agreement (the “Agreement”) with Alan Brown, which amends and supersedes the January 1, 2009 Employment Agreement between the Company and Mr. Brown.  Pursuant to the Agreement, Mr. Brown shall continue to be employed as President, Chief Executive Officer and Chief Financial Officer of the Company and to continue to perform any and all duties relevant to such positions.  The initial term of the Agreement is for five (5) years (the “Term”) which shall continue thereafter until terminated.  In exchange for his services, Mr. Brown shall receive a base salary of $10,000 per month during the first two (2) years of the Term and $15,000 per month for the remaining three (3) years of the Term and each additional year after the Term until the Agreement is terminated.  Under the Agreement, Mr. Brown may also receive additional compensation of five million (5,000,000) shares of the Company’s common stock per year during the Term and thereafter until the Agreement is terminated.  A true and correct copy of the Agreement is attached hereto as Exhibit 4.04 and is incorporated herein by reference.

C.

Board Practices

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Certificate of Incorporation and Bylaws.   Our incumbent directors continue their service, in their current capacity, until they either resign or are removed and until their successors are elected.  The Company's last annual regular general meeting was held on September 6, 2001, at which time Alan Brown was elected as a Director. Mr. Brown has continued in his office as Director since his election in 2001. Director vacancies may be filled by a majority of the remaining directors or by a sole remaining director.  On January 28, 2010, Steven Radvak was elected to serve as a member of the Board of Directors by the sole remaining director, Alan Brown.  On May 18, 2011, Laird Cagan was elected as a Director to the Company.  On December 31, 2012, Laird Cagan resigned as a Director of the Company.

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

D.

Employees

As of December 31, 2013, we had 3 employees including Alan Brown, Steve Radvak and Scott Davis. The Company engages various consultants as independent contractors to assist the Company with its drilling programs.  The Company has no relationship with any labor/trade unions.

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

E.

Share Ownership

There were 125,407,408 common shares issued and outstanding as of May 12, 2014. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name and Position	Number of Common Shares Beneficially Owned as of March 18, 2014	Percentage
Alan M. Brown President, CEO, CFO and Director	12,437,834	10.05%
Steve Radvak Vice President of Exploration and Director	1,000,000	0.80%
Laird Cagan Former Director	1,675,000	1.35%

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

ITEM 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

As of May 9, 2014, the following are known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Eurogas Inc.	12,500,000	10.10%
Alan M. Brown	12,437,834	10.05%
Tom Reid	7,990,000	6.45%

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

B.

Related Party Transactions

As at December 31, 2013, the Company owed $10,654 (2012 - $83,066) to the President of the Company for management fees and financing of day-to-day operations.  The amounts owing are unsecured, non-interest bearing, and due on demand.

C.

Interests of Experts and Counsel

Not required.

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

B.

Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date, no significant changes have occurred since December 31, 2013.

ITEM 9.

The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the Over the Counter Bulletin Board:

YEAR/PERIOD	HIGH	LOW
Q1 2008	.43	.20
Q2 2008	.48	.15
Q3 2008	.43	.10
Q4 2008	.19	.05
Q1 2009	.26	.06
Q2 2009	.11	.05
Q3 2009	.08	.05
Q4 2009	.08	.04
Q1 2010	.11	.02
Q2 2010	.16	.06
Q3 2010	.09	.03
Q4 2010	.14	.04
Q1 2011	.13	.06
Q2 2011	.11	.03
Q3 2011	.08	.05
Q4 2011	.07	.02
Q1 2012	.055	.027
Q2 2012	.05	.023
Q3 2012	.04	.023
Q4 2012	.03	.017
Q1 2013	.04	.011
Q2 2013	.09	.01
Q3 2013	.05	.01
Q4 2013	.05	.021

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

Objects and Purposes of the Company

Our Certificate of Incorporation place no restrictions upon our objects and purposes.

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

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for “WTO Investors” of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including “WTO Investor controlled entities” as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our Company and the value of our assets was equal to or greater than a specified amount (the “Review Threshold”), which published by the Minister after its determination for any particular year. The Review Threshold is currently $344 million for the year 2013.

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

Ownership Threshold

There are no provisions in our Certificate of Incorporation or Bylaws or in the CBCA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that the Company disclose, in its annual general meeting proxy statement, holders who beneficially own more than 10% of the Company's issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Annual Report on Form 20-F, holders who own more than 5% of a company's issued and outstanding shares.

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

On November 15, 2013, the Company entered into an Employment Agreement (the “Agreement”) with Alan Brown, which amends and supersedes the January 1, 2009 Employment Agreement between the Company and Mr. Brown.  Pursuant to the Agreement, Mr. Brown shall continue to be employed as President, Chief Executive Officer and Chief Financial Officer of the Company and to continue to perform any and all duties relevant to such positions.  The initial term of the Agreement is for five (5) years (the “Term”) which shall continue thereafter until terminated.  In exchange for his services, Mr. Brown shall receive a base salary of $10,000 per year during the first two (2) years of the Term and $15,000 per year for the remaining three (3) years of the Term and each additional year after the Term until the Agreement is terminated.  Under the Agreement, Mr. Brown may also receive additional compensation of five million (5,000,000) shares of the Company’s common stock per year during the Term and thereafter until the Agreement is terminated.  A true and correct copy of the Agreement is attached hereto as Exhibit 4.04 and is incorporated herein by reference.

On December 10, 2013, the Company entered into a Stock-for-Stock Exchange Agreement (the “Agreement”) with EuroGas, Inc., a Utah corporation (“EuroGas Utah”), and EuroGas AG, a Swiss stock corporation (“EuroGas Swiss”).  Pursuant to the Agreement, EuroGas Utah shall exchange two hundred forty million (240,000,000) shares of EuroGas Swiss’ common stock representing approximately twenty six percent (26%) of EuroGas Swiss’ total issued and outstanding shares of common stock, in exchange for three hundred forty eight million (348,000,000) shares of Tombstone’s common stock.  Additionally, EuroGas Utah shall finance Tombstone’s exploration efforts in the USA in the amount of five million dollars ($5,000,000) over a nine (9) month period.  The Agreement was filed as Exhibit 4.1 to our Current Report on Form 6-K with the SEC on December 16, 2013 and is incorporated herein by reference.

On January 13, 2014, the Company entered into a First Amendment to the Stock-for-Stock Exchange Agreement (the “Amendment”) with EuroGas Utah and EuroGas Swiss, which is retroactively made effective as of December 10, 2013, the date of the original Agreement.  Pursuant to the Amendment, EuroGas Utah shall exchange two hundred forty million (240,000,000) shares of EuroGas Swiss’ common stock representing approximately twenty six percent (26%) of EuroGas Swiss’ total issued and outstanding shares of common stock, in exchange for three hundred forty eight million (348,000,000) shares of Tombstone’s common stock.  Additionally, EuroGas Utah shall finance Tombstone’s exploration efforts in the USA in the amount of five million dollars ($5,000,000) over a nine (9) month period.  Further, EuroGas Utah shall grant to the Company twenty percent (20%) of any award granted to EuroGas Utah or EuroGas Swiss relating to that certain lawsuit filed by EuroGas Swiss and EuroGas Utah against the Slovak Republic.   A true and correct copy of the Amendment is attached hereto as Exhibit 4.06 and is incorporated herein by reference.

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

F.

Dividends and Paying Agents

Not required.

G.

Statement By Experts

The financial statements of our Company as of December 31, 2013 included in this report has been audited by De Joya Griffith and the financial statements for year ended December 31, 2012 has been audited by, M&K CPAS, PLLC as stated in their reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

I.

Subsidiary Information

We conduct all operations through our wholly owned subsidiary, Tombstone Exploration and Mining Corporation, a Nevada corporation.

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

Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14

 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15 under the Exchange Act, our management, including Alan Brown, our Chief Executive Officer, Chief Financial Officer, and Director, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, we concluded that because of the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2013.

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

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

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control—Integrated Framework issued by COSO.

Changes in Internal Controls. During the year ended December 31, 2013, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

The Company does not have an audit committee financial expert serving on its audit committee due to its inability to attract such a person.

Item 16B.

Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on June 1, 2007.  A written copy of the Code is available on written request to the Company and was filed with the SEC on August 10, 2007 as part of the Company’s Amended Annual Report on Form 20-F/A and is incorporated herein by reference.

Item 16C.

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2013	$7,500	$0	$0	$0
2012	$8,500	$0	$0	$0

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

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 16F.

Change in Registrant’s Certifying Accountant.

On March 13, 2014, De Joya Griffith, LLC (“DJG”) was engaged as the registered independent public accountant for Tombstone Exploration Corporation, a Nevada corporation (the “Company”) and M&K CPAS, PLLC (“M&K”) was dismissed as the registered independent public accountant for the Company.  The decisions to appoint DJG and dismiss M&K were approved by the Board of Directors of the Company on March 13, 2014.

Other than the disclosure of uncertainty regarding the ability for us to continue as a going concern which was included in our accountant’s report on the financial statements for the years ended December 31, 2013 and 2012, M&K’s reports on the financial statements of the Company for the years ended December 31, 2013 and 2012 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. For the two most recent fiscal years and any subsequent interim period through M&K's termination on March 13, 2014, M&K disclosed the uncertainty regarding the ability of the Company to continue as a going concern in its accountant’s report on the financial statements.

In connection with the audit and review of the financial statements of the Company through March 13, 2014, there were no disagreements on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with M&K's opinion to the subject matter of the disagreement.

In connection with the audited financial statements of the Company for the years ended December 31, 2013 and 2012 and interim unaudited financial statements through March 13, 2014, there have been no reportable events with the Company as set forth in Item 304(a)(1)(v) of Regulation S-K.

Prior to March 13, 2014, the Company did not consult with DJG regarding (1) the application of accounting principles to specified transactions, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Item 16G.

Corporate Governance.

Currently, our common shares are listed for trading on the OTCBB.  In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the OTCBB.

Item 16H.

Mine Safety Disclosures.

Not Applicable.

PART III

Item 17.

Financial Statements

Balance sheets of the Company as at December 31, 2013 and 2012, and the Statements of Operations and Stockholders Equity (Deficit) and Cash Flows for each of the years ended December 31, 2013 and 2012, and for the period from re-entry into the Development Stage, January 1, 2006 to December 31, 2013.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

Exhibits Required by Form 20-F.

Exhibit
Number	Description of Exhibit	Filing
1.01	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.02	Bylaws	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.03	Certificate of Name Change dated June 5, 2000.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.04	Certificate of Name Change dated September 20, 2004.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 15, 2005.
1.05	Certificate of Name Change dated February 6, 2007.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 8, 2007.
2.01	Form of U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 19, 2011.
2.02	Form of Non-U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 15, 2011.
4.01	Employment Agreement by and between the Company and Alan Brown dated January 1, 2009.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 10, 2009.
4.02	Director Service Agreement between the Company and Laird Cagan dated May 18, 2011.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on May 25, 2011.
4.03	Settlement Agreement by and among the Company, RedStone Communications, LLC and Marlin Molinaro dated August 16, 2011	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on August 29, 2011.
4.04	Employment Agreement by and between the Company and Alan Brown dated November 15, 2013.	Filed herewith.
4.05	Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated December 10, 2013	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on December 16, 2013.
4.06	First Amendment to the Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated January 13, 2014	Filed herewith.

8.01	Subsidiaries of the Company	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 19, 2011.
11.01	Code of Ethics	Incorporated herein by reference to our Amended Annual Report on Form 20-F/A filed with the SEC on August 10, 2007.
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TOMBSTONE EXPLORATION CORPORATION

Date:  May 16,  2014

/s/ Alan Brown

Alan Brown

President, Principal Financial and Accounting Officer, Principal Executive Officer, and Director

Date:  May 16, 2014

/s/ Steve Radvak

Steve Radvak

Vice President of Exploration and Director

Tombstone Exploration Corporation

(An Exploration Stage Company)

December 31, 2013

Index

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets

F-3

Consolidated Statements of Operations

F-4

Consolidated Statements of Cash Flows

F-5

Consolidated Statement of Stockholders’ Equity (Deficit)

F-6

Notes to the Consolidated Financial Statements

F-8

DE JOYA GRIFFITH
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Tombstone Exploration Corporation.

We have audited the accompanying consolidated balance sheet of Tombstone Exploration Corporation (An Exploration Stage Company) as of December 31, 2013 and the related statement of operations, stockholders' equity (deficit) and cash flows for the year then ended and for the period from when the Company entered exploration stage (January 1, 2006) to December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Tombstone Exploration Corporation for the year ended December 31, 2012 and for the period from when the Company entered exploration stage (January 1, 2006) to December 31, 2012. Those statements were audited by other auditors whose report has been furnished to us and our opinion, in so far as it relates to the amounts included in the year ended December 31, 2012 and for the period from when the Company entered exploration stage (January 1, 2006) to December 31, 2012, is based solely on the report of other auditors.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Exploration Corporation (An Exploration Stage Company) as of December 31, 2013 and the results of their operations and their cash flows for the year then ended and from when the Company entered exploration stage (January 1, 2006) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ De Joya Griffith, LLC
Henderson, Nevada
May 12, 2014

Corporate Headquarters:
De Joya Griffith, LLC
2580 Anthem Village Drive, Henderson, NV 89052 Phone: (702) 563-1600 Fax: (702) 920-8049

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

/s/ M&K CPAS, PLLC

www.mkacpas.com

Houston, Texas

April 12, 2013

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

(expressed in U.S. dollars)

(Audited)

	December 31, 2013 $	December 31, 2012 $

ASSETS

Current assets

Cash	43,560	578

Total Current Assets	43,560	578

Property and equipment, net of accumulated amortization	9,914	15,135

Deferred financing costs	7,078	–

Total Assets	60,552	15,713

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities

Accounts payable	54,899	56,324

Accrued liabilities	9,765	11,000

Due to related parties	25,654	98,066

Convertible debenture, net of unamortized discount of $71,119	162,818	–

Derivative liability	127,451	26,627
Total Current Liabilities	380,587	192,017

Total Liabilities	380,587	192,017

Stockholders’ Deficit

Common stock Authorized: unlimited common shares, with no par value Issued and outstanding: 122,414,114 and 103,660,905 common shares, respectively	17,956,297	17,646,580

Common stock subscribed	50,000	61,475

Additional paid-in capital	4,965,842	4,965,842

Accumulated deficit	(8,538,759)	(8,538,759)

Accumulated deficit during the exploration stage	(14,753,415)	(14,311,442)

Total Stockholders’ Deficit	(320,035)	(176,304)

Total Liabilities and Stockholders’ Deficit	60,552	15,713

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations

(expressed in U.S. dollars)

(Audited)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Accumulated from January 1, 2006 (Date of Entering Exploration Stage) to December 31, 2013
	$	$	$

Revenue	–	–	–

Operating expenses

Consulting services	22,000	7,346	3,420,464
General and administrative	48,269	130,867	7,408,993
Impairment of property and equipment	–	–	8,033
Management and directors fees	120,000	214,075	1,404,075
Mineral properties	4,445	7,315	1,342,478
Professional fees	32,609	31,206	1,263,722

Total operating expenses	227,323	390,809	14,847,765

Operating loss	(227,323)	(390,809)	(14,847,765)

Other income (expenses)

Gain on forgiveness of debt	–	–	415,089
Gain (loss) on fair value of derivatives	(100,824)	22,102	(127,451)
Accretion and interest expense	(113,826)	–	(165,133)
Gain (loss) on sale of assets	–	–	(11,809)
Write-off of investment	–	–	(16,346)

Total other income (expenses)	(214,650)	22,102	94,350

Net loss	(441,973)	(368,707)	(14,753,415)

Net loss per share – Basic Net Loss Per Share – Basic and Diluted	(0.00)	(0.00)

Weighted average shares outstanding	111,722,313	103,660,905
		–

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	Accumulated from January 1, 2006 (Date of Entering Exploration Stage) to December 31, 2013 (Unaudited)
	$	$	$
Operating Activities
Net loss	(441,973)	(368,707)	(14,753,415)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	5,221	8,676	84,412
Accretion expense	107,460	–	155,460
Common stock issued for services	–	–	3,112,893
Common stock subscribed for services	–	11,475	1,478,975
Impairment of mineral properties	–	–	910,000
Impairment of property and equipment	–	–	8,033
Loss (gain) on sale of property and equipment	–	–	8,675
Loss (gain) on forgiveness of debt	–	–	(390,029)
Loss (gain) on fair value of derivatives	100,824	(22,102)	127,451
Stock-based compensation	–	–	4,952,286

Changes in operating assets and liabilities:
Amounts receivable	–	–	–
Prepaid expenses	–	–	76,222
Deferred financing costs	(7,078)		(7,078)
Accounts payable and accrued liabilities	1,440	(778)	(96,099)
Net cash used in operating activities	(234,106)	(371,436)	(4,332,214)

Investing Activities
Acquisition of mineral properties	–	–	(110,000)
Proceeds from sale of assets	–	–	24,000
Purchase of property and equipment	–	–	(135,034)
Net cash used in investing activities	–	–	(221,034)

Financing Activities
Proceeds from issuance of common shares and share subscriptions	65,000	–	3,455,500
Proceeds from issuance of convertible debt	232,500	–	232,500
Proceeds from loans payable	–	–	59,810
Proceeds from (repayments to) related parties, net	(35,912)	(52,000)	788,382
Due to related party	15,500	45,000	60,500
Net cash provided by financing activities	277,088	(7,000)	4,596,692

Increase (Decrease) in cash	42,982	(378,436)	43,444

Cash – Beginning of Period	578	379,014	116

Cash – End of Period	43,560	578	43,560

Supplemental Disclosures
Interest paid	–	–	–
Income tax paid	–	–	–

Non-Cash Investing and Financing Activities
Cancellation of common shares	–	–	(860,231)
Common shares issued to acquire mineral properties	–	–	800,000
Common shares issued to settle debt	125,142	–	1,446,936
Common shares issued to settle related party debt	52,000	–	52,000
Common shares issued for finders’ fees	–	–	112,000
Common shares issued for prepaid services	–	–	476,222
Subscribed common stock issued for services	–	11,475	67,475
Subscribed common stock issued (cash received in prior period)	–	–	250,000

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2013

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

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2006 to December 31, 2013

(expressed in U.S. dollars)

	Common Stock		Additional Paid-In Capital	Common Stock Subscribed	Accumulated Deficit	Accumulated Deficit During the Exploration Stage	Total
	Shares	Par Value
	#	$	$	$	$	$	$
Balance – December 31, 2009	59,287,533	15,023,850	5,014,842	64,000	(8,538,759)	(11,915,374)	(351,441)

Issuance of common shares for services	4,240,000	335,250	–	(64,000)	–	–	271,250

Issuance of common shares for cash	7,000,000	275,000	–	–	–	–	275,000

Issuance of common shares to settle debt	7,093,372	689,555	–	–	–	–	689,555

Common stock subscribed	–	–	–	306,000	–	–	306,000

Net loss for the year	–	–	–	–	–	(1,447,031)	(1,447,031)

Balance – December 31, 2010	77,620,905	16,323,655	5,014,842	306,000	(8,538,759)	(13,362,405)	(256,667)

Issuance of common shares for services	3,140,000	263,925	–	(56,000)	–	–	207,925

Issuance of common shares for cash	22,200,000	1,010,000	–	(250,000)	–	–	760,000

Issuance of common shares for finders’ fee	700,000	49,000	(49,000)	–	–	–	–

Common stock subscribed	–	–	–	50,000	–	–	50,000

Net loss for the year	–	–	–	–	–	(580,330)	(580,330)

Balance as at December 31, 2011	103,660,905	17,646,580	4,965,842	50,000	(8,538,759)	(13,942,735)	180,928

Common stock subscribed	–	–	–	11,475	–	–	11,475

Net loss for the year	–	–	–	–	–	(368,707)	(368,707)

Balance as at December 31, 2012	103,660,905	17,646,580	4,965,842	61,475	(8,538,759)	(14,311,442)	(176,304)

Issuance of common shares for cash	6,500,000	65,000	–	–	–	–	65,000

Issuance of common shares for settlement of related party payable	5,200,000	52,000	–	–	–	–	52,000

Issuance of common shares on conversion of debt	6,378,209	181,242	–	–	–	–	181,242

Common stock subscribed	675,000	11,475	–	(11,475)	–	–	–

Net loss for the year	–	–	–	–	–	(441,973)	(441,973)

Balance as at December 31, 2013	122,414,114	17,956,297	4,965,842	50,000	(8,538,759)	(14,753,415)	(320,035)

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

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.  As at December 31, 2013, the Company did not record any revenues, had a working capital deficit of $337,027 and an accumulated deficit of $23,292,174. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

b)

Use of Estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of long lived assets, stock-based compensation, valuation of convertible debentures and derivative liabilities, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2013 and 2012, the Company had no cash equivalents.

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

j)

Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2013 and 2012, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

k)

Derivative Liability

From time to time, the Company may issue equity instruments that may contain an embedded derivative instrument which may result in a derivative liability. A derivative liability exists on the date the equity instrument is issued when there is a contingent exercise provision. The derivative liability is recorded at its fair value calculated by using an option pricing model such as a multi-nominal lattice model or Black-Scholes model. The fair value of the derivative liability is then calculated on each balance sheet date with the corresponding gains and losses recorded in the consolidated statement of operations.

l)

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earning per Share.  ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive. At December 31, 2013, the Company had 16,000,000 (2012 – 18,500,000) potentially dilutive shares from outstanding share purchase warrants.

m)

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

The Company’s financial instruments consist principally of cash, accounts payable and accrued liabilities, amounts due to related parties, and convertible debentures. Pursuant to ASC 820 and 825, the fair value of our cash and cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

m)

Financial Instruments (continued)

The Company’s operations are in Canada, which results in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2013 and 2012 on a recurring basis:

December 31, 2012

Description	Level 1	Level 2	Level 3	Total Gains and (Losses)
Derivative liability	-	-	(26,627)	22,102
Total	$-	$-	$(26,627)	$22,102

December 31, 2013

Description	Level 1	Level 2	Level 3	Total Gains and (Losses)
Derivative liability	-	-	(127,451)	(100,824)
Total	$-	$-	$(127,451)	$(100.824)

n)

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

o)

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect.  These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3.

Property and Equipment

			Net Book Value
	Cost $	Accumulated Amortization $	December 31, 2013 $	December 31, 2012 $

Equipment	47,861	37,947	9,914	15,135

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

4.    Convertible Debentures

a)

In February 2013, the Company issued a convertible debenture to a non-related party for $37,500.  Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on November 15, 2013. The note is convertible into shares of common stock 180 days after the date of issuance (August 14, 2013) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $28,810. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $37,500. During the year ended December 31, 2013, the Company issued 2,349,367 shares of common stock for the conversion of $37,500 of the note and $1,500 of accrued interest. During the year ended December 31, 2013, $28,810 (2012 - $nil) of accretion expense had been recorded and the note has been fully converted. The Company paid financing costs of $2,500 relating to the issuance of the note.

b)

In April 2013, the Company issued a convertible debenture to a non-related party for $32,500.  Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on January 15, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (October 7, 2013) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $24,979. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2013, the Company issued 1,716,573 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2013, $24,979 (2012 - $nil) of accretion expense had been recorded and the note has been fully converted. The Company paid financing costs of $2,500 relating to the issuance of the note.

c)

In June 2013, the Company issued a convertible debenture to a non-related party for $32,500.  Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on March 5, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (November 30, 2013) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $24,953. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2013, the Company issued 2,312,268 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2013, $24,953 (2012 - $nil) of accretion expense had been recorded and the note has been fully converted. The Company paid financing costs of $2,500 relating to the issuance of the note.

d)

In August 2013, the Company issued a convertible debenture to a non-related party for $32,500.  Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on May 5, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (January 28, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $24,963. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2013, $13,698 (2012 - $nil) of accretion expense had been recorded.

The Company has assessed the derivative liability based on guidance from ASC 480 and 815 and noted that no derivative liability exists.

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

4.    Convertible Debentures (continued)

e)

In October 2013, the Company issued a convertible debenture to a non-related party for $32,500.  Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on July 5, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (March 30, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $24,953. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2013, $8,257 (2012 - $nil) of accretion expense had been recorded.

The Company has assessed the derivative liability based on guidance from ASC 480 and 815 and noted that no derivative liability exists.

f)

In October 2013, the Company issued a convertible debenture to a non-related party for $32,500.  Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on August 4, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (April 29, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $24,963. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2013, $5,497 (2012 - $nil) of accretion expense had been recorded.

The Company has assessed the derivative liability based on guidance from ASC 480 and 815 and noted that no derivative liability exists.

g)

In December 2013, the Company issued a convertible debenture to a non-related party for $32,500.  Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on September 19, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (June 15, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $24,958. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2013, $1,266 (2012 - $nil) of accretion expense had been recorded.

The Company has assessed the derivative liability based on guidance from ASC 480 and 815 and noted that no derivative liability exists.

5.   Derivative Liability

The Company records the fair value of the reset provision of its exercise price of share purchase warrants in accordance with ASC 815, Derivatives and Hedging. The fair value of the derivative liability is revalued on each balance sheet date with corresponding gains and losses recorded in the consolidated statement of operations.

During the year ended December 31, 2011, the Company issued warrants with an exercise price of $0.10 per share until July 14, 2014, and the reset provision allows for the exercise price to be reset to a value equal to a future issuance of common shares, stock options, warrants, or other equity instrument if the issuance or exercise price is less than $0.10 per share. Prior to December 31, 2013, the Company used a multi-nominal lattice model and changed its valuation approach to a Black-Scholes model for the year ended December 31, 2013 as it better reflects the changes in the fair value given the nature of the Company’s business.  The impact of the change in valuation approach resulted in an increase in the derivative liability of $54,266 for the year ended December 31, 2012, which has been applied on a prospective basis.  As at December 31, 2013, the Company recorded a derivative liability of $127,451 giving effect to change in the valuation method. During the year ended December 31, 2013, the Company recorded a gain on fair value of derivatives of $100,824 (2012 - $22,102).

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

5.   Derivative Liability (continued)

The following inputs and assumptions were used to value the secured convertible notes and warrants outstanding during the year ended December 31, 2013:

	Expected Volatility	Risk-free Interest Rate	Expected Dividend Yield	Expected Life (in years)

As at July 14, 2011 (issuance date)	270%	1.0%	0%	3.00
As at December 31, 2012	288%	1.0%	0%	1.53
As at December 31, 2013	316%	1.0%	0%	0.53

A summary of the activity of the derivative liability is shown below:

$
Balance at December 31, 2011	$48,728
Derivative due to mark to market adjustment	(22,102)
Balance at December 31, 2012	$26,627
Derivative due to mark to market adjustment	100,824
Balance at December 31, 2013	$127,451

6.

Common Shares

Year Ended December 31, 2013

a)

On January 7, 2013, the Company issued 675,000 common shares with a fair value of $11,475 for director services. Fair value of the common shares was determined by using the end of day trading price on the date of authorization.

b)

On June 20, 2013, the Company issued 6,500,000 common shares at $0.01 per share for total cash proceeds of $65,000.

c)

On June 20, 2013, the Company issued 5,200,000 common shares with a fair value of $52,000 for settlement of related party payables. Fair value of the common shares was determined using the share prices of shares issued for cash proceeds on the same date.

d)

On August 23, 2013, the Company issued an aggregate of 6,378,208 common shares upon the conversion of $181,242 of convertible notes payable and accrued interest.

Year Ended December 31, 2012

a)

As at December 31, 2012, the Company authorized the issuance of 675,000 common shares with a fair value of $11,475 for director services. Fair value of the common shares was determined by using the end of day trading price on the date of authorization. These common shares were subsequently issued on January 7, 2013

7.

Share Purchase Warrants

The following table summarizes the continuity schedule for share purchase warrants:

	Number of Warrants	Exercise Price
Balance – December 31, 2011 and 2012	18,500,000	$0.10
Expired	(2,500,000)	$0.40
Balance – December 31, 2013	16,000,000	$0.10

As at December 31, 2013, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
16,000,000	$0.10	July 14, 2014

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

8.

Related Party Transactions

a)

As at December 31, 2013, the Company owed $15,000 (2012 - $15,000) to a director of the Company for consulting fees incurred.  The amounts owing are unsecured, non-interest bearing, and due on demand.

b)

As at December 31, 2013, the Company owed $10,654 (2012 - $83,066) to the President of the Company for management fees incurred and financing of day-to-day operations.  The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2013, the Company incurred $120,000 (2012 - $120,000) to the President of the Company for management fees.

c)

During the year ended December 31, 2013, the Company issued 675,000 common shares (2012 – nil) with a fair value of $11,475 to a director of the Company for directors’ fees.

9.

Income Taxes

The Company has $8,983,000 of net operating losses to carryforward to offset taxable income in future years which expire through fiscal 2033. For the years ended December 31, 2013 and 2012, the valuation allowance established against the deferred tax assets increased by $82,201 and $133,257, respectively.

The components of the net deferred tax asset at December 31, 2013 and 2012, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2013 $	2012 $

Income (Loss) Before Taxes	(441,973)	(368,707)
Statutory rate	34%	34%

Computed expected tax recovery	(150,271)	(125,360)
Non-deductible expenses	67,573	(7,897)
Change in valuation allowance	82,698	133,257

Reported income taxes	–	–

	2013 $	2012 $

Deferred tax asset
- Cumulative net operating losses	3,073,840	2,991,142
- Less valuation allowance	(3,073,840)	(2,991,142)

Net deferred tax asset	–	–

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031
December 31, 2012	391,900	2032
December 31, 2013	243,200	2033

	8,983,000

Tombstone Exploration Corporation

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

10.

Subsequent Events

a)

On December 13, 2013, the Company entered into a share exchange agreement (the “Agreement”) with EuroGas, Inc., a company incorporated in the state of Utah, and EuroGas AG, a company incorporated in Switzerland.  Under the terms of the Agreement, the Company would acquire 240,000,000 common shares of EuroGas AG, representing approximately 26% of the issued and outstanding common shares, and pay $5,000,000 within 9 months of the closing date of the Agreement, in exchange for the issuance of 348,000,000 common shares of the Company.  The transaction would result in a reverse merger, as the shareholders of EuroGas Inc. and EuroGas AG will hold more than 50% of the issued and outstanding common shares of the Company.

On January 13, 2014, the Company amended the terms of the December 13, 2013 agreement to include proceeds of 20% of any settlement liability EuroGas Inc. and EuroGas AG receives in its current litigation against the Slovak Republic.

On May 13, 2014, the Company amended the terms of the December 13, 2013 agreement whereby the Company would receive $100,000 in exchange for the issuance of 69,000,000 common shares of the Company and the remaining 279,000,000 common shares of the Company to be issued by June 13, 2014 in exchange for 240,000,000 common shares of EuroGas AG and $400,000, with further payments to the Company of $500,000 on or before August 30, 2014, and the final payment of $4,000,000 on or before October 31, 2014.

As of the date of the filing, the Agreement has not been closed.

b)

On February 10, 2014, the Company issued 787,402 common shares upon the conversion of $20,000 of convertible notes payable.

c)

On February 18, 2014, the Company issued 518,797 common shares upon the conversion of $13,800 of convertible notes payable and accrued interest.

d)

On April 8, 2014, the Company issued 956,938 common shares upon the conversion of $20,000 of convertible notes payable.

e)

On April 17, 2014, the Company issued 730,159 common shares upon the conversion of $13,800 of convertible notes payable and accrued interest.