Form 20-F
period 2014-12-31
TOMBSTONE EXPLORATION CORP
filed 2015-06-29
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

There were 242,412,988 Common Shares without par value issued and outstanding as at June 22, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ YES ☑ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☑ YES ☐ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ YES ☐ NO (Not Applicable)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES ☑ NO

GENERAL

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

As used in this report, the terms “we”, “us”, “our”, “Tombstone”, “Tombstone Exploration”, and “TMBXF” means Tombstone Exploration Corporation, unless otherwise indicated.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The consolidated financial statements and summaries of financial information contained in this document are reported in U.S. dollars (“$”) unless otherwise stated. All such consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

The consolidated financial statements of the Company for the year ended December 31, 2014 and 2013 has been audited by De Joya Griffith, LLC 2580 Anthem Village Drive, Henderson, NV, 89052.

ITEM 1. Identity of Directors, Senior Management and Advisers

Not Required.

ITEM 2. Offer Statistics and Expected Timetable

Not Required.

ITEM 3. Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2009 to December 31, 2014. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	Dec. 31, 2009 $	Dec. 31, 2010 $	Dec. 31, 2011 $	Dec. 31, 2012 $	Dec. 31, 2013 $	Dec. 31, 2014 $
OPERATING DATA:
Revenue	—	—	—	—	—	—
Gross Profit	—	—	—	—	—	—
Net Income (Loss)	(1,574,304)	(1,447,030)	(580,330)	(368,707)	(441,973)	(712,087)
Earnings (Loss) Per Share	(0.03)	(0.02)	(0.01)	(0.00)	(0.00)	(0.00)
	—
BALANCE SHEET DATA:
Cash	1,525	779	379,014	578	43,560	3,363
Total Assets	62,604	24,433	402,825	15,713	60,552	13,689
Total Liabilities	414,045	281,100	221,897	192,017	380,587	267,757
Shareholders’ Equity (Deficit)	(351,441)	(256,667)	180,928	(176,304)	(320,035)	(254,068)

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

We have investigated the status of our titles to our mineral resource properties and we are satisfied that the title to these properties is properly registered in the name of our Company, but we cannot guarantee that the rights to explore our claims will not be revoked or altered to our detriment. The ownership and validity of mining claims and concessions are often uncertain and may be contested. Should such a challenge to the boundaries or registration of ownership arise, the resolution of disputes or the process of clarifying the accuracy of our mining license registration could take substantial time and money. Further, the preservation of our title to our mineral claims requires that we continue to expend money or work the claims. If we fail to expend the necessary amount of money or if we fail to work our mineral claims, then our title to our mineral claims could expire or be forfeited.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and has fluctuated widely, particularly in recent years. The prices of various metals are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production casts in major mineral producing regions. Variations in the market prices of metals may have an impact on our ability to raise funding to continue exploration of our claims. In addition, any significant fluctuations in metal prices will impact our decision to accelerate or reduce our exploration activities. If the price of precious metals and other minerals should drop significantly, the cost of mineral extraction may be higher than is economically feasible. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

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

Risks Related To Our Company

The fact that we have not generated any operating revenues for the last nine years raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues for the last nine years and we will, in all likelihood, continue to incur operating expenses without revenues until our mining claims are fully developed and in commercial production. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining claims or assure that viable reserves exist on the claims for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have a limited operating history on which to base an evaluation of our business and prospects.

As of the date of this Report, we have not yet located any mineral reserve. As a result, we have never had any revenues from our operations. In addition, we have no operating history related to the acquisition and exploration of our mineral properties. We have no way to evaluate the likelihood of whether our mineral claims contain any mineral reserve or, if they do that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our claims. We expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our claims, we will not be able to earn profits or continue operations. At this stage of our operation in this industry, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a material adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

We have not generated any revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. During the year ended December 31, 2014, we received $354,296 in financing. However, if our expenses exceed these funds, we will need to secure additional financing for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

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

We may in the future grant to some or all of our directors, officers, insiders, and key employees, options to purchase our common shares as non-cash incentives to those persons. Such options may be granted at exercise prices equal to market prices, or at such other price as may be permitted under the policies of any stock exchange upon which our securities are traded (currently, our common shares are listed for trading on the OTCQB), when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

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

It is in the compelling interest of the Company to report its affairs annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCQB, if and when the Company’s intended application for submission is effective.

The success of the Company will depend on the developments of an active trading market.

While the Company's common shares are included on Over the Counter Bulletin Board (OTCQB), there can be no assurance that an active trading market for the common shares will develop. In the absence of such a market, investors may be unable to readily liquidate their investment in the common shares. The market for equity securities in general has been volatile and the trading price of the common shares could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets and other factors that may be unrelated to the Company's performance.

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

Then on February 6, 2007, the Company changed its name to Tombstone Exploration Corporation to reflect its current operations in the mining and exploration industry. Since that time we have been operating in the mineral resource business and the primary focus of operations has been to generate revenue from the production of silver and gold, as well as additional base minerals such as copper, lead and zinc. The goal is to produce metals and minerals at or below standard industry costs. The historical nature of mining activities of our present holdings and the acceptance of governmental agencies will enable easier startup here than in non-mining oriented locations.

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

The Company holds the mineral rights to approximately 4,760 acres in the historical western Tombstone silver mining district. Our property area lies within the historic Tombstone Mining District, in Township 20 and 21 South, Ranges 22 and 23 East, Gila and Salt River Meridian and Base Line, Cochise County, Arizona. The town of Tombstone, Arizona is approximately 70 miles (miles, 110 kilometers (km)) southeast of Tucson and 24 miles (40 km) northwest of Bisbee, Arizona. The San Pedro River lies about 2 miles (3 km) west of the property’s westernmost boundary.

The Tombstone mining district is one of 12 mining districts in Cochise County, Arizona. Copper, lead, zinc, silver, and gold were the principal metals produced from the different mines in the County. Management has structured and positioned the Company to capitalize on today's increasing demand and prices for precious metals and base metals such as copper, lead and zinc.

The Tombstone property is composed of three non-contiguous parcels totaling approximately 4,760 acres. The parcels consist of 8 patented lode claims totaling 145.6 acres (58.9 ha), and 9 Arizona State Land Department (ASLD) exploration permits totaling 4,615 acres. On November 14, 2013, the Company announced that it filed additional Arizona State Land Department permits for 2,000 acres associated with the Zebra Prospect located at the eastern edge of the Tombstone Mining District.  The Company owns the mineral rights to the patented claims; the surface rights are owned by various individuals. The unpatented federal BLM mining claims grant the Company the exclusive rights to explore for and potentially mine minerals, and Arizona state trust lands exploration permits grant the Company the exclusive exploration rights for up to 5 years from the date the exploration applications were filed. Surface and mineral rights are variously owned by the U.S. federal government, the State of Arizona, and individual persons.

On May 19th 2015, the Company staked its initial land position in Yuma County, Arizona in the Eagletail Mining District (the “2015Yuma BLM Lode Claims”). The four initial BLM lode claims encompass 80 acres covering the center of a land position, which includes the Stardust Mine, located approximately seventy-five miles west of Phoenix, has a zone of chloritic schist, granite and andesite dikes that have values up to 3.05 ppm gold (0.089 ounces per ton) according to a detailed historic report prepared for the property in past years which included a sampling program. Silicification, limonite, hematite, copper oxide and chloritic alteration are associated with the gold mineralization. The report states that one of several zones of altered andesite that outcrops from the surrounding sedimentary cover is at least 400 feet wide and 100 feet long. The overall zone of alteration and fracturing is at least a 1/2 mile in length and 300 to 500 feet wide, but is partially overlain by sediment. Sixty-three samples assayed over 0.01 ounces per ton. The report goes on to state that based on available data, there is a good probability that an ore body of +/-3 million tons of 0.06 ounces per ton is present on the property.

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

In November 2010, upon review of the ZTEM data, at least four to five porphyry targets were identified on the Company's Tombstone property, and there is still a very large land position to review. Of the targets that have been identified so far, two have precious metal (gold and silver) occurrences as "halos" around the properties, which are significant characteristics of porphyry systems. One identified structure has been compared by Geotech to the Mount Milligan deposits that were sold and have total measured and indicated resources of 417.1 million tons grading 0.21% copper, 0.41 g/t gold for 1,934 million pounds copper and 5.5 million ounces gold. Three of the identified targets have coincident magnetic and resistivity high which are very promising geophysical signatures. One target is adjacent to a porphyry system that was drilled by a major international mining company. As of the date of this Report, the Company is continuing to work with the geophysical data acquired from the ZTEM survey of the Tombstone Project.

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

SRK made the following recommendations in the Report:

☐  Compile and analyze all available district-wide data and use that analysis to define and prioritize future targets.

☐  Convert historical and current drill logs to digital format logs, re-logging holes that have incomplete logs.

☐  Digitize all geochemical data.

☐  Use industry-standard software for mapping and record-keeping.

☐  Conduct surface geophysical surveys over targets identified by the ZTEM airborne survey.

☐  Compile all data in a GIS database, and analyze coincident anomalies to define drill targets.

☐  Define a drill program and budget.

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

Compile all data in a GIS database, and analyze coincident anomalies to define drill

Define a drill program and budget.

			Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona
2014/15	$2,000,000 (1)(3)	Private Placement Agreement with Eurogas AG, Asher Enterprises, and other private investors (2)

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

Compile all data in a GIS database, and analyze coincident anomalies to define drill

Define a drill program and budget.

			Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona
(1)	Our budget for 2015 consists of the following expenses for a total of $2,000,000:

•	Direct Drilling Expense: $1,100,000;
•	Assay: $50,000;
•	Road Building and Reclamation: $50,000;
•	Updated Geological Report and property mapping: $120,000;
•	Additional Geophysical work incl. IP and Gravity Survey: $100,000;
•	Management, Office and Employee Expenses: $320,000;
•	Office, Travel, Misc. Expenses: $80,000;
•	Professional Service Expenses: Legal, Accounting, Audits: $100,000;
•	BLM Claims and Permit Expenses: $80,000

(2)	On December 10, 2013, the Company announced a Strategic Corporate and Financing Investment that includes the acquisition of a 26% interest in EuroGas AG of Zurich, Switzerland, an international Natural Resources Holding Company with European assets in industrial minerals, oil and gas interests as well as base metal and precious metal assets located in the USA. Under the Strategic Corporate and Financing Investment in EuroGas AG, the Company will also receive from EuroGas Inc., a US company, a committed financing in the amount of $5 million USD for extensive drilling of the Tombstone property. On January 14, 2014, the Company announced the receipt of an entitlement of a 20% direct interest in EuroGas Inc.’s potential award from its pending damage lawsuit against the Slovak Republic. This is in addition to the 26% direct interest in EuroGas AG.
(3)	We raised $354,296 as of December 31, 2014 to cover the operating expenses of the Company and require an additional $2,000,000 for our proposed 2015 activities.

2015 Claims

On May 19th 2015, the Company staked its initial land position in Yuma County, Arizona in the Eagletail Mining District (the “2015Yuma BLM Lode Claims”). The four initial BLM lode claims encompass 80 acres covering the center of a land position, which includes the Stardust Mine, located approximately seventy-five miles west of Phoenix, has a zone of chloritic schist, granite and andesite dikes that have values up to 3.05 ppm gold (0.089 ounces per ton) according to a detailed historic report prepared for the property in past years which included a sampling program. Silicification, limonite, hematite, copper oxide and chloritic alteration are associated with the gold mineralization. The report states that one of several zones of altered andesite that outcrops from the surrounding sedimentary cover is at least 400 feet wide and 100 feet long. The overall zone of alteration and fracturing is at least a 1/2 mile in length and 300 to 500 feet wide, but is partially overlain by sediment. Sixty-three samples assayed over 0.01 ounces per ton. The report goes on to state that based on available data, there is a good probability that an ore body of +/-3 million tons of 0.06 ounces per ton is present on the property.

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

Local Resources

Tombstone, Arizona is the nearest town to the Tombstone Project. Services at Tombstone are marginally adequate to support the requirements of a mining exploration and development project, but other nearby towns ( Wilcox, Benson, Bisbee, and Sierra Vista) have services such as drilling contractors, equipment rental and services, engineering services, and a labor force that are more able to support our drilling program. Sierra Vista is about 18 miles from the project area. The nearest large city, Tucson—located 70 miles northwest of Tombstone along Interstate 10—has a population of more than 526,116 (2013 U.S. Census Bureau estimate) and has company, service, and contractor resources that may not be available locally. Other cities at a greater distance (Phoenix, Arizona; Las Cruces and Albuquerque, New Mexico) also are able to provide services to support exploration and mining in the area.

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

Telephone and electric power are available to the area, providing service to local ranchers and small service companies located outside of the town. Telephone service is provided by Qwest. Internet and television services also are available locally. Electric power is supplied through Sulphur Springs Valley Electric Cooperative, with 440V, three-phase lines nearby. One-ten and 220 power lines cross the property. Postal services are available by post office boxes and ground delivery. UPS, DHL, and Federal Express also are available locally.

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

Environmental Regulations

Mineral property exploration in Arizona is governed by the State of Arizona Office of Mine Inspector as well as Title 30 of the Code of Federal Regulations, both seek to regulate and promote the development of safe and environmentally conscious mining operations. To date, our compliance with these regulations has had no material effect on our operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

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

The Company has the mineral rights to approximately 4,760 acres of historical mining land in areas around Tombstone, Arizona. The Tombstone Project is located on patented mining claims, unpatented mining claims and state lands administered by the ASLD. The property consists of three non-contiguous parcels situated in Sections 7 and 18, Township 20 South, Range 23 East; Sections 7–10 and 15–20, Township 20 South, Range 22 East; Sections 24–26 and 36, Township 20 South, Range 22 East; Sections 19, 30, and 31, Township 20 South, Range 23 East; and Sections 20 and 21, Township 21 South, Range 23 East.

Our Properties

SUMMARY OF THE COMPANY’S MINING CLAIMS
Number / Type of Claims	Ownership / Interest in Property	Duration of Interest	Location	Acreage	Agreements / Royalties	Annual Fees / Maintenance / Permits
8 Patented Lode Claims	Undivided 100 percent mineral interest in the claims as both the record mineral owner and the assessed mineral owner No surface rights	Claims are valid as long as the Company continues to hold title.	Private Land	145.58 acres	1.5% net smelter revenue royalty, payable upon production.	None
8 State of Arizona Mineral Exploration Permits	Exclusive right to explore for and develop minerals on the lands. State of Arizona is the record surface and mineral owner of land. Company is the record permittee of the state lands.	These permits are valid and each must be renewed every three years.	Arizona state lands	4,615 acres	State mineral exploration permits, if converted to mining leases, will have royalties assigned to them by the State of Arizona.	Must be renewed each year, for up to 5 years, for a fee of $500.00 / permit. Additionally, an initial rental fee of $2.00 / acre is due within 30 days upon notification of the intent to issue the permit, for the 1st and 2nd year. Rental fees for the 3rd thru 5th years are $1.00/acre/year and due annually when the permit is renewed. A bond (typically $3,000 for a single permit or a blanket bond of $15,000 for 5 or more permits) is due within 30 days upon notification of the intent to issue the permit. To be paid by the Company.

THE COMPANY’S PATENTED MINING CLAIMS
CLAIM NAME	MINERAL SURVEY NO.	CLAIM ACREAGE
Maine	M.S. # 579	18.33
Merrimac	M.S. # 175	20.61
Clipper	M.S. # 273	13.41
Triple X	M.S. # 577	15.27
Brother Jonathan	M.S. # 578	17.28
Lowell	M.S. # 797	20.59
May	M.S. # 317	19.43
Red Top	M.S. # 190	20.66
TOTAL ACREAGE OF PATENTED MINING CLAIMS:		145.58

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

As metal prices have risen, so too has the interest in new areas for exploration and eventual production. The past two decades have seen a significant expansion of interest into Central and South America, as well as developing third world countries. Today’s price levels combined with the political uncertainties of many foreign projects, and the inability for year-round operations in portions of Alaska and northern Canada, have produced a resurgence of junior companies in the mainland United States. However, many juniors target only one or two categories of metals. This model of operation limits their chance of success for production or buyout.

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

ITEM 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2014 and 2013 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

For the years ended December 31, 2014 and 2013, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2014, we had a net loss of $712,087 and a loss per share of $0.00 per share compared to a net loss of $441,973 and a loss per share of $0.00 per share for the year ended December 31, 2013. The net loss for the year ended December 31, 2014 was attributed to $51,204 of general and administrative expenses, $120,000 of management and directors fees, $197,131 of consulting expense, professional fees of $102,027 and mineral property exploration costs of $12,129 offset by a gain on forgiveness of debt of $65,000. Furthermore, the Company recorded a $7,130 loss on conversion of debt, $45,207 loss on the fair value of the derivative liabilities and accretion and interest expense of $242,259. The Company’s net loss increased compared to the prior year as the Company incurred additional consulting fees, professional fees, and accretion expense offset by a decrease in the loss on fair value of derivative liabilities.

B. Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors and issuance of convertible notes payable. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2015. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2014, we had cash on hand of $3,363 compared with $43,560 as at December 31, 2013. Liabilities consisted of accounts payable and accrued liabilities totaling $10,648 (2013 - $64,664), amounts due to related parties of $3,950 (2013 - $25,654), convertible debt of $16,098 (2013 - $162,818) and fair value of derivative liability of $237,061 (2013 - $127,451). The overall decrease in liabilities is due to the decrease in accounts payable and accrued liabilities and amount due to related parties mainly due to amounts forgiven during the year, the conversion of convertible debentures during the year, discounts recorded against the current convertible debentures issued during the year offset by an increase in the derivative liability recorded on the balance of the convertible debentures as at December 31, 2014.

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

C. Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place. Over the past four fiscal years, we have not expended any material amounts on research or development.

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

F. Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2014 that will require significant cash outlays in the future.

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Alan M. Brown CEO, CFO, Director & President Age 48	As President, Chief Executive Officer, Chief Financial Officer, and a Director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.
Steve Radvak, P.E. Vice President of Exploration & Director Age 55	As Vice President of Exploration and Director of the Company, Mr. Radvak is responsible for managing the exploration activities on the Tombstone Property.
Barry N. Klein(1) Director Age 68	As a director of the Company, Mr. Klein is a senior executive officer and legal professional with a comprehensive background in finance, management, operations and business development.

(1) Mr. Klein resigned from his position as a member of the Board of Directors on June 1, 2015.

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

Barry N. Klein- Mr. Klein is a senior executive officer and legal professional with a comprehensive background in finance, management, operations and business development.   Mr. Klein received his Bachelor of Arts from the University of Maryland and his Juris Doctor and LLB from the University of Maryland Law School. Mr. Klein is licensed to practice law in both Florida and Maryland, and is a member of the American Bar Association and the American Ajudicure Society.  During the past ten years, Mr. Klein has consulted for a private investor relations firm. During his employment Mr. Klein assisted in arranging financing for NASDAQ and AMEX listed companies, including debt and asset-based financing, and acted as a legal advisor with regards to operations, investment banking, Federal Securities matters and transactional Law.  Mr. Klein’s experience spans various business sectors, including, oil & gas, high technology, real estate, heavy industry and homeland security.

Additional Information

There are no familial relationships between our officers and directors.

The above listed officers and directors were not selected as directors or members of senior management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

B. Compensation

During the fiscal year ended December 31, 2014, the aggregate remuneration paid to directors in their capacity as directors of our Company was $27,500. Management fees totaling $120,000 was paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal years ended December 31, 2014 and 2013 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen- sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions	All other Compen- sation
Alan M. Brown (1)	2013	$120,000	NIL	NIL	NIL	NIL	NIL
President, CEO, CFO and Director	2014	$120,000	NIL	NIL	NIL	NIL	NIL
Steve Radvak	2013	NIL	NIL	NIL	NIL	NIL	NIL
Vice President of Exploration and Director	2014	NIL	NIL	NIL	NIL	NIL	NIL
Barry N. Klein(2)	2013	NIL	NIL	NIL	NIL	NIL	NIL
Director	2014	NIL	NIL	$12,500	$15,000	NIL	NIL

(1) On November 15, 2013, the Company entered into an Employment Agreement (the “Agreement”) with Alan Brown, which amends and supersedes the January 1, 2009 Employment Agreement between the Company and Mr. Brown. Pursuant to the Agreement, Mr. Brown shall continue to be employed as President, Chief Executive Officer and Chief Financial Officer of the Company and to continue to perform any and all duties relevant to such positions. The initial term of the Agreement is for five (5) years (the “Term”) which shall continue thereafter until terminated. In exchange for his services, Mr. Brown shall receive a base salary of $10,000 per month during the first two (2) years of the Term and $15,000 per month for the remaining three (3) years of the Term and each additional year after the Term until the Agreement is terminated. Under the Agreement, Mr. Brown may also receive additional compensation of five million (5,000,000) shares of the Company’s common stock per year during the Term and thereafter until the Agreement is terminated. A true and correct copy of the Agreement was filed as Exhibit 4.04 to the Company’s Form 20-F for Fiscal year ended December 31, 2013 as filed with the commission on May 16, 2014, and is incorporated herein by reference.

(2) Mr. Klein resigned from his position as a member of the Board of Directors on June 1, 2015.

C. Board Practices

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Certificate of Incorporation and Bylaws. Our incumbent directors continue their service, in their current capacity, until they either resign or are removed and until their successors are elected. The Company's last annual regular general meeting was held on September 6, 2001, at which time Alan Brown was elected as a Director. Mr. Brown has continued in his office as Director since his election in 2001. Director vacancies may be filled by a majority of the remaining directors or by a sole remaining director. On January 28, 2010, Steven Radvak was elected to serve as a member of the Board of Directors by the sole remaining director, Alan Brown. On May 18, 2011, Laird Cagan was elected as a Director to the Company. On December 31, 2012, Laird Cagan resigned as a Director of the Company. On August 22, 2014, Mr. Barry Klein was appointed to serve as a member of the Board of Director and served until June 1, 2015 when he resigned.

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

D. Employees

As of December 31, 2014, we had 2 employees including Alan Brown and Steve Radvak. The Company engages various consultants as independent contractors to assist the Company with its drilling programs. The Company has no relationship with any labor/trade unions.

E. Share Ownership

There were 242,412,988 common shares issued and outstanding as of June 22, 2015. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name and Position	Number of Common Shares Beneficially Owned as of May 22, 2015(1)	Percentage
Alan M. Brown President, CEO, CFO and Director	9,679,885(2)	3.99%
Steve Radvak Vice President of Exploration and Director	0	0.00%
Barry Klein Director	800,000	0.33%

(1)The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

(2) The beneficial ownership of Alan Brown includes shares directly held by Mr. Brown and 22,051 common shares owned by his wife.

(3) The beneficial ownership of Barry Klein includes 300,000 shares of the Company’s common stock issued pursuant to a a Nondisclosure/Non Circumvent Confidentiality Agreement and Fee Agreement dated June 11, 2014, and 500,000 shares issued pursuant to a letter agreement dated August 1, 2014 as compensation for business services. Thereafter, Mr. Klein served as a director of the Company from August 22, 2014 to June 1, 2015.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of June 22, 2015, the following are known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Common Shares Owned(1)	Percentage of Outstanding Common Shares
Eurogas Inc.	12,500,000	5.9%

(1)The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

B. Related Party Transactions

As at December 31, 2014, the Company owed $3,950 (2013 - $10,654) to the President of the Company for management fees and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand.

C. Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements And Other Financial Information

The Company's financial statements, included as an exhibit to this Report, are incorporated into this Report by reference.

Legal Proceedings

On August 21, 2014, the Company filed a lawsuit in the United States District Court for the District of Utah against EuroGas Utah, EuroGas, A.G., a Swiss stock corporation (“EuroGas Swiss”), ZB Capital, A,G., a Swiss corporation and Riata Minerals, Inc., et al. (collectively, the “Defendants”) for breaches of various agreements, including the Stock-for-Stock Exchange Agreement dated December 10, 2013 and Defendants financing commitment to the Company. The Company engaged in settlement negotiations to resolve the matter. In November 2014, the lawsuit against EuroGas Swiss was dismissed as a result of the parties’ agreement to certain terms for EuroGas, Inc. to continue with its financing commitment. Subsequently, in April 2015, the Company refiled the lawsuit as a result of non-performance by the defendants. The lawsuit is currently pending.

Other than the foregoing, we know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our director, officer or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

Dividends

The Company has not and does not currently intend to pay any dividends on any of its shares. The Company intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the Board of Directors of the basis of earnings, financial requirements and other relevant factors.

B. Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date, no significant changes have occurred since December 31, 2014.

ITEM 9. The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the Over the Counter Bulletin Board:

YEAR/PERIOD	HIGH	LOW
Q1 2012	.055	.027
Q2 2012	.05	.023
Q3 2012	.04	.023
Q4 2012	.03	.017
Q1 2013	.04	.011
Q2 2013	.09	.01
Q3 2013	.05	.01
Q4 2013	.05	.021
Q1 2014	.07	.027
Q2 2014	.06	.027
Q3 2014	.056	.018
Q4 2014	.035	.014

The shares of the Company commenced trading on the Over the Counter Bulletin Board on July 14, 1999.

Markets

The Company's common shares are listed for trading on the Over the Counter Bulletin Board (QB).

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

Objects and Purposes of the Company

Our Certificate of Incorporation places no restrictions upon our objects and purposes.

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

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for “WTO Investors” of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including “WTO Investor controlled entities” as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our Company and the value of our assets was equal to or greater than a specified amount (the “Review Threshold”), which published by the Minister after its determination for any particular year. The Review Threshold for Private sector WTO investments as of April 24, 2015 is $600 million in enterprise value. Beginning April 24, 2017, the review threshold will be $800 million in enterprise value.

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

On November 15, 2013, the Company entered into an Employment Agreement (the “Agreement”) with Alan Brown, which amends and supersedes the January 1, 2009 Employment Agreement between the Company and Mr. Brown. Pursuant to the Agreement, Mr. Brown shall continue to be employed as President, Chief Executive Officer and Chief Financial Officer of the Company and to continue to perform any and all duties relevant to such positions. The initial term of the Agreement is for five (5) years (the “Term”) which shall continue thereafter until terminated. In exchange for his services, Mr. Brown shall receive a base salary of $10,000 per year during the first two (2) years of the Term and $15,000 per year for the remaining three (3) years of the Term and each additional year after the Term until the Agreement is terminated. Under the Agreement, Mr. Brown may also receive additional compensation of five million (5,000,000) shares of the Company’s common stock per year during the Term and thereafter until the Agreement is terminated. A true and correct copy of the Agreement was filed as Exhibit 4.04 to the Company’s Form 20-F for Fiscal year ended December 31, 2013 as filed with the commission on May 16, 2014, and is incorporated herein by reference.

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

On January 13, 2014, the Company entered into a First Amendment to the Stock-for-Stock Exchange Agreement (the “Amendment”) with EuroGas Utah and EuroGas Swiss, which is retroactively made effective as of December 10, 2013, the date of the original Agreement. Pursuant to the Amendment, EuroGas Utah shall exchange two hundred forty million (240,000,000) shares of EuroGas Swiss’ common stock representing approximately twenty six percent (26%) of EuroGas Swiss’ total issued and outstanding shares of common stock, in exchange for three hundred forty eight million (348,000,000) shares of Tombstone’s common stock.  Additionally, EuroGas Utah shall finance Tombstone’s exploration efforts in the USA in the amount of five million dollars ($5,000,000) over a nine (9) month period. Further, EuroGas Utah shall grant to the Company twenty percent (20%) of any award granted to EuroGas Utah or EuroGas Swiss relating to that certain lawsuit filed by EuroGas Swiss and EuroGas Utah against the Slovak Republic. A true and correct copy of the First Amendment was filed with the SEC as Exhibit 4.06 to our Annual Report on May 16, 2014 and is incorporated herein by reference.

On May 13, 2014, the Company entered into a Second Amendment to the Stock-for-Stock Exchange Agreement (the “Second Amendment”) with EuroGas, Inc. and EuroGas AG, which is retroactively made effective as of December 10, 2013, the date of the original Agreement.  Pursuant to the Second Amendment, the Company shall receive $100,000 from EuroGas, Inc. in exchange for the issuance of 69,000,000 common shares of the Company.  The 69,000,000 common shares of the Company were issued on May 13, 2014.  Additionally, pursuant to the Second Amendment, on or before June 13, 2014, the Company shall receive $400,000 and 240,000,000 common shares of EuroGas AG from EuroGas, Inc. in exchange for 279,000,000 common shares of the Company.  EuroGas, Inc. shall make further payments to the Company of $500,000 on or before August 30, 2014, and a final payment of $4,000,000 on or before October 31, 2014.  Further, EuroGas, Inc. shall grant to the Company twenty percent (20%) of any award granted to EuroGas, Inc. or EuroGas AG relating to that certain lawsuit filed by EuroGas AG and EuroGas, Inc. against the Slovak Republic. A true and correct copy of the Second Amendment was filed with the SEC as Exhibit 4.01 to our Current Report on Form 6-K on May 30, 2014 and is incorporated herein by reference.

On August 21, 2014, the Company filed a lawsuit against EuroGas, Inc., EuroGas AG and ZB Capital, AG as well as an injunction against these parties, their agents, or anyone associated from redeeming the share certificate and trading, selling, transferring or pledging the common shares issued. As a result of the lawsuit, on November 19, 2014, the parties entered into an Extension Agreement whereby the Company would dismiss the lawsuit and release the share certificate to ZB Capital AG within ten days of the Effective Date and EuroGas, Inc. and EuroGas AG would remit a single payment of $400,000 to the Company on or before January 2, 2015. The parties also agreed to revise the payment date for the remaining $4,500,000 financing to a date on or before 120 for the Effective Date of the agreement and that all other terms and conditions of the original agreement and the amendments would remain the same. On signing the agreement the Company recorded a receivable for the $400,000 amount owing and a corresponding gain on settlement of debt. As the Company has yet to receive the $400,000 pursuant to the Extension Agreement, the Company recorded an allowance against the receivable as well as a corresponding loss on settlement of debt as at December 31, 2014. Subsequent to year end the Company refiled its lawsuit against EuroGas, Inc., EuroGas AG, and ZB Capital AG, which is currently pending.

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

The Investment Canada Act (the “Act”) governs acquisitions of Canadian business by a non-Canadian person or entity. The Act provides, among other things, for a review of an investment in the event of acquisition of control in certain Canadian businesses in the following circumstances:

(1)	if the investor is a non-Canadian and is not a resident of a World Trade Organization (“WTO”) country, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000;

(2)	if the investor is a non-Canadian and is a resident of a WTO member, any direct acquisition having an asset value exceeding $344,000,000, unless the business is involved in uranium production, financial services, transportation services or a cultural business.

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

The following discussion is based on the Internal Revenue Code (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

Disposition of Common Shares

If a “U.S. Holder” is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.) $3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. Losses in excess of this limit can be carried forward to later years to reduce capital gains or ordinary income until the balance of these losses is used up. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

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

F. Dividends and Paying Agents

Not required.

G. Statement By Experts

The financial statements of our Company as of December 31, 2014 and 2013 included in this report has been audited by De Joya Griffith, as stated in the reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15 Controls and Procedures

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15 under the Exchange Act, our management, including Alan Brown, our Chief Executive Officer, Chief Financial Officer, and Director, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014.

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

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, we concluded that because of the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2014.

Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

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

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2014 based on criteria established in Internal Control—Integrated Framework issued by COSO.

Changes in Internal Controls. During the year ended December 31, 2014, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2013	$7,500	$0	$0	$0
2014	$9,000	$0	$0	$0

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

Item 16G. Corporate Governance.

Currently, our common shares are listed for trading on the OTCQB. In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the OTCQB.

Item 16H. Mine Safety Disclosures.

Not Applicable.

PART III

Item 17. Financial Statements

Balance sheets of the Company as at December 31, 2014 and 2013, and the Statements of Operations and Stockholders’ Deficit and Cash Flows for each of the years ended December 31, 2014 and 2013.

Item 18. Financial Statements

Not Applicable.

Item 19. Exhibits

Exhibits Required by Form 20-F.

Exhibit
Number	Description of Exhibit	Filing
1.01	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.02	Bylaws	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.03	Certificate of Name Change dated June 5, 2000.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.04	Certificate of Name Change dated September 20, 2004.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 15, 2005.
1.05	Certificate of Name Change dated February 6, 2007.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 8, 2007.
2.01	Form of U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 19, 2011.
2.02	Form of Non-U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 15, 2011.
4.01	Employment Agreement by and between the Company and Alan Brown dated January 1, 2009.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 10, 2009.
4.02	Director Service Agreement between the Company and Laird Cagan dated May 18, 2011.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on May 25, 2011.
4.03	Settlement Agreement by and among the Company, RedStone Communications, LLC and Marlin Molinaro dated August 16, 2011	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on August 29, 2011.
4.04	Employment Agreement by and between the Company and Alan Brown dated November 15, 2013.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on May 16, 2014
4.05	Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated December 10, 2013	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on December 16, 2013.
4.06	First Amendment to the Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated January 13, 2014	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on May 16, 2014

4.07	Second Amendment to the Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc, and Eurogras AG, dated May 13, 2014	Incorporated herein by reference to our current report on on Form 6-K filed with the SEC on May 30, 2014
8.01	Subsidiaries of the Company	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 19, 2011.
11.01	Code of Ethics	Incorporated herein by reference to our Amended Annual Report on Form 20-F/A filed with the SEC on August 10, 2007.
12.01	Certification of Chief Executive Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
12.02	Certification of Chief Financial Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
13.01	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.
101.INS*	XBRL Instance Document	Filed herewith.
101.SCH*	XBRL Taxonomy Extension Schema Document	Filed herewith.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith.

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

TOMBSTONE EXPLORATION CORPORATION

Date: June 29, 2015	/s/ Alan Brown
Alan Brown
President, Principal Financial and Accounting Officer, Principal Executive Officer, and Director

Date: June 29, 2015	/s/ Steve Radvak
Steve Radvak
Vice President of Exploration and Director

Tombstone Exploration Corporation

December 31, 2014

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Tombstone Exploration Corp.

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corp. and subsidiary as of December 31, 2014 and 2013 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over the financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tombstone Exploration Corp. and subsidiary as of December 31, 2014 and 2013 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

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

/s/ De Joya Griffith, LLC

Henderson, Nevada

June 23, 2015

Tombstone Exploration Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

(Audited)

	December 31, 2014 $	December 31, 2013 $

ASSETS
Current assets
Cash	3,363	43,560
Total current assets	3,363	43,560
Property and equipment, net of accumulated amortization	5,885	9,914
Deferred financing costs	4,441	7,078
Total assets	13,689	60,552

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	5,541	54,899
Accrued liabilities	5,107	9,765
Due to related parties	3,950	25,654
Convertible debenture, net of unamortized discount of $102,402 and $71,119, respectively	16,098	162,818
Derivative liability	237,061	127,451
Total liabilities	267,757	380,587

Stockholders’ Deficit
Common stock: Authorized: unlimited common shares, with no par value, issued and outstanding: 211,841,789 and 122,414,114 common shares, respectively	18,734,351	17,956,297
Common stock subscribed	50,000	50,000
Additional paid-in capital	4,965,842	4,965,842
Accumulated deficit	(24,004,261)	(23,292,174)
Total stockholders’ deficit	(254,068)	(320,035)
Total liabilities and stockholders’ deficit	13,689	60,552

Tombstone Exploration Corporation

Consolidated Statements of Operations

(Expressed in U.S. dollars)

(Audited)

	Year Ended December 31, 2014	Year Ended December 31, 2013
	$	$

Revenue	—	—

Operating expenses

Consulting services	197,131	22,000
General and administrative	51,204	48,269
Management and directors fees	120,000	120,000
Mineral properties	12,129	4,445
Professional fees	102,027	32,609
Gain on forgiveness of debt	(65,000)	—

Total operating expenses	417,491	227,323

Operating loss	(417,491)	(227,323)

Other income (expense)

Loss on conversion of debt	(7,130)	—
Loss on change in fair value of derivative liabilities	(45,207)	(100,824)
Accretion and interest expense	(242,259)	(113,826)

Total other income (expense)	(294,596)	(214,650)

Net loss	(712,087)	(441,973)

Net loss per share – basic	(0.00)	(0.00)

Weighted average shares outstanding	171,960,998	111,722,313

Tombstone Exploration Corporation

Consolidated Statement of Stockholders’ Deficit

From December 31, 2012 to 2014

(Expressed in U.S. dollars)

(Audited)

	Common Stock
			Additional	Common
			Paid-In	Stock	Accumulated
	Shares	Value	Capital	Subscribed	Deficit	Total
	#	$	$	$	$	$

Balance as at December 31, 2012	103,660,905	17,646,580	4,965,842	61,475	(22,850,201)	(176,304)
Issuance of common shares for cash	6,500,000	65,000	—	—	—	65,000
Issuance of common shares for settlement of related party payable	5,200,000	52,000	—	—	—	52,000
Issuance of common shares on conversion of debt	6,378,209	181,242	—	—	—	181,242
Common stock subscribed	675,000	11,475	—	(11,475)	—	—
Net loss for the year	—	—	—	—	(441,973)	(441,973)

Balance as at December 31, 2013	122,414,114	17,956,297	4,965,842	50,000	(23,292,174)	(320,035)
Issuance of common shares for cash	69,000,000	100,000	—	—	—	100,000
Issuance of common shares for services	2,000,000	88,190	—	—	—	88,190
Issuance of common shares on conversion of debt	18,427,675	589,864	—	—	—	589,864
Net loss for the year	—	—	—	—	(712,087)	(712,087)
Balance as at December 31, 2014	211,841,789	18,734,351	4,965,842	50,000	(24,004,261)	(254,068)

Tombstone Exploration Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(Audited)

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
	$	$

Operating Activities

Net loss	(712,087)	(441,973)

Adjustments to reconcile net loss to net cash used in operating activities:

Accretion expense	229,717	107,460
Common stock issued for services	88,190	—
Depreciation expense	4,029	5,221
Gain on forgiveness of debt	(65,000)	—
Loss on change in fair value of derivative liabilities	45,207	100,824
Loss on conversion of debt	7,130	—

Changes in operating assets and liabilities:

Deferred financing costs	2,637	(7,078)
Accounts payable and accrued liabilities	5,684	1,440

Net cash used in operating activities	(394,493)	(234,106)

Financing Activities

Proceeds from issuance of common shares and share subscriptions	100,000	65,000
Proceeds from issuance of convertible debt	261,000	232,500
Repayments to related parties, net	(6,704)	(35,912)
Due to related party	—	15,500

Net cash provided by financing activities	354,296	277,088

Change in cash	(40,197)	42,982
Cash, beginning of year	43,560	578
Cash, end of year	3,363	43,560

Non-Cash Investing and Financing Activities

Common stock issued to settle debt and accrued interest	589,864	125,142
Common stock issued to settle related party debt	—	52,000

Supplemental Disclosures

Interest paid	—	—
Income tax paid	—	—

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

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.  As at December 31, 2014, the Company did not record any revenues, had a working capital deficit of $264,394 and an accumulated deficit of $24,004,261. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2014 and 2013, the Company had no cash equivalents.

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

The Company records stock-based compensation in accordance with ASC 505, Equity, and ASC 718, Share-Based Payments, using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

h)	Revenue Recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectability is reasonably assured.

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

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2014 and 2013, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

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

l)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. At December 31, 2014, the Company had 14,574,456 (2013 – 16,000,000) potentially dilutive shares from outstanding share purchase warrants.

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

2.	Summary of Significant Accounting Policies (continued)
m)	Financial Instruments (continued)

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2014 and 2013 on a recurring basis:

December 31, 2013

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	—	(127,451)	(100,824)
Total	—	—	(127,451)	(100,824)

December 31, 2014

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	—	(237,061)	(45,207)
Total	—	—	(237,061)	(45,207)

n)	Foreign Currency Translation

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

3. Property and Equipment

			Net Book Value
	Cost $	Accumulated Amortization $	December 31, 2014 $	December 31, 2013 $

Equipment	47,861	41,976	5,885	9,914

4. Convertible Debentures

a)	In August 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on May 5, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (January 28, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $24,963. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,306,199 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2014, the Company recorded a loss on conversion of debt of $11,628 (2013 - $nil). During the year ended December 31, 2014, $11,265 (2013 - $13,698) of accretion expense had been recorded and the note has been fully converted.

b)	In October 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on July 5, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (March 30, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $24,953. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,687,097 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2014, the Company recorded a loss on conversion of debt of $3,946 (2013 - $nil). During the year ended December 31, 2014, $16,696 (2013 - $8,257) of accretion expense had been recorded and the note has been fully converted.

c)	In October 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on August 4, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (April 29, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $24,963. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,442,781 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2014, the Company recorded a loss on conversion of debt of $14,230 (2013 - $nil). During the year ended December 31, 2014, $19,466 (2013 - $5,497) of accretion expense had been recorded and the note has been fully converted.

d)	In December 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on September 19, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (June 15, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $24,958. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,383,394 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2014, the Company recorded a loss on conversion of debt of $12,392 (2013 - $nil). During the year ended December 31, 2014, $23,692 (2013 - $1,266) of accretion expense had been recorded and the note has been fully converted.

4. Convertible Debentures (continued)

e)	In January 2014, the Company issued a convertible debenture to a non-related party for $37,500. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on October 14, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (July 9, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $37,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $37,500. During the year ended December 31, 2014, the Company issued 1,906,938 shares of common stock for the conversion of $37,500 of the note and $1,500 of accrued interest. During the year ended December 31, 2014, the Company recorded a gain on conversion of debt of $9,785 (2013 - $nil). During the year ended December 31, 2014, $37,500 (2013 - $nil) of accretion expense had been recorded and the note has been fully converted.

f)	In March 2014, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on December 26, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (September 15, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $32,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 3,318,215 shares of common stock for the conversion of $32,500 of the note and $1,700 of accrued interest. During the year ended December 31, 2014, the Company recorded a gain on conversion of debt of $6,965 (2013 - $nil). During the year ended December 31, 2014, $32,500 (2013 - $nil) of accretion expense had been recorded and the note has been fully converted.

g)	In May 2014, the Company issued a convertible debenture to a non-related party for $42,500. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on February 16, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (November 10, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $42,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $42,500. During the year ended December 31, 2014, the Company issued 3,980,077 shares of common stock for the conversion of $42,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2014, the Company recorded a gain on conversion of debt of $9,734 (2013 - $nil). During the year ended December 31, 2014, $42,500 (2013 - $nil) of accretion expense had been recorded and the note has been fully converted.

h)	In June 2014, the Company issued a convertible debenture to a non-related party for $68,000. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on March 18, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (December 13, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $68,000. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $68,000. During the year ended December 31, 2014, the Company issued 3,402,974 shares of common stock for the conversion of $30,000 of the note. During the year ended December 31, 2014, the Company recorded a gain on conversion of debt of $8,582 (2013 - $nil). During the year ended December 31, 2014, $43,373 (2013 - $nil) of accretion expense had been recorded.

4. Convertible Debentures (continued)

i)	In July 2014, the Company issued a convertible debenture to a non-related party for $42,500. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on April 11, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (January 5, 2015) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $42,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $42,500. During the year ended December 31, 2014, $2,381 (2013 - $nil) of accretion expense had been recorded.

j)	In October 2014, the Company issued a convertible debenture to a non-related party for $38,000. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on July 28, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (April 22, 2015) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $38,000. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $38,000. During the year ended December 31, 2014, $344 (2013 - $nil) of accretion expense had been recorded.

5. Derivative Liability

The Company records the fair value of the reset provision of its exercise price of share purchase warrants in accordance with ASC 815, Derivatives and Hedging. The fair value of the derivative liability is revalued on each balance sheet date with corresponding gains and losses recorded in the consolidated statement of operations.

During the year ended December 31, 2011, the Company issued warrants with an exercise price of $0.10 per share until July 14, 2014, and the reset provision allows for the exercise price to be reset to a value equal to a future issuance of common shares, stock options, warrants, or other equity instrument if the issuance or exercise price is less than $0.10 per share. The Company uses a Black-Scholes model to fair value the derivative liability associated with the reset provision. As the warrants expired unexercised on July 14, 2014, the Company removed the derivative liability and recognized a gain of $127,451. As at December 31, 2014, the Company recorded a derivative liability of $nil (2013 - $127,451). During the year ended December 31, 2014, the Company recorded a gain on fair value of derivatives of $127,451 (2013 – loss of $100,824).

During the year ended December 31, 2014, the Company issued convertible debentures with a variable exercise price based on future market rates. The Company uses a multi-nominal lattice model to fair value the derivative liability associated with the variable exercise price. As at December 31, 2014, the Company recorded a derivative liability of $237,061 (2013 - $nil). During the year ended December 31, 2014, the Company recorded a loss on fair value of derivatives of $172,657 (2013 – $nil).

5. Derivative Liability (continued)

The following inputs and assumptions were used to value the secured convertible debentures and warrants outstanding during the year ended December 31, 2014:

	Expected Volatility	Risk-free Interest Rate	Expected Dividend Yield	Expected Life (in years)

Warrants
As at July 14, 2011 (issuance date)	270%	1.0%	0%	3.00
As at December 31, 2012	288%	1.0%	0%	1.53
As at December 31, 2013	316%	1.0%	0%	0.53
As at December 31, 2014	—	—	—	—

Convertible Debentures

January 10, 2014 convertible debenture:
As at January 10, 2014 (date of issuance)	248%	0.12%	0%	0.76
As at July 18, 2014 (date of conversion)	244%	0.02%	0%	0.24
As at July 24, 2014 (date of conversion)	235%	0.03%	0%	0.23
As at December 31, 2014	—	—	—	—

March 19, 2014 convertible debenture:
As at March 19, 2014 (date of issuance)	233%	0.15%	0%	0.77
As at September 25, 2014 (date of conversion)	241%	0.01%	0%	0.25
As at October 6, 2014 (date of conversion)	220%	0.02%	0%	0.22
As at October 13, 2014 (date of conversion)	245%	0.01%	0%	0.20
As at December 31, 2014	—	—	—	—

May 14, 2014 convertible debenture:
As at May 14, 2014 (date of issuance)	207%	0.10%	0%	0.76
As at November 21, 2014 (date of conversion)	254%	0.01%	0%	0.24
As at November 25, 2014 (date of conversion)	236%	0.02%	0%	0.23
As at December 4, 2014 (date of conversion)	253%	0.02%	0%	0.20
As at December 31, 2014	—	—	—	—

June 16, 2014 convertible debenture:
As at June 16, 2014 (date of issuance)	194%	0.11%	0%	0.75
As at December 18, 2014 (date of conversion)	261%	0.04%	0%	0.25
As at December 29, 2014 (date of conversion)	268%	0.03%	0%	0.22
As at December 31, 2014	249%	0.04%	0%	0.21

July 9, 2014 convertible debenture:
As at July 9, 2014 (date of issuance)	202%	0.11%	0%	0.76
As at December 31, 2014	260%	0.04%	0%	0.28

October 24, 2014 convertible debenture:
As at October 24, 2014 (date of issuance)	222%	0.11%	0%	0.76
As at December 31, 2014	247%	0.12%	0%	0.57

5. Derivative Liability (continued)

A summary of the activity of the derivative liability is shown below:

$
Balance at December 31, 2012	26,627
Derivative due to mark to market adjustment	100,824
Balance at December 31, 2013	127,451
Derivative loss due to new issuances	122,265
Debt discount	261,000
Reclass to share capital	(196,597)
Derivative due to mark to market adjustment	(77,058)
Balance at December 31, 2014	237,061

6. Common Shares

Year Ended December 31, 2014

a)	On May 19, 2014, the Company issued 69,000,000 common shares for proceeds of $100,000 pursuant to the December 13, 2013 shares exchange agreement with Eurogas, Inc., as amended on January 13 and May 13, 2014.
b)	During the year ended December 31, 2014, the Company issued an aggregate of 2,000,000 common shares for services provided. The fair value of the shares issued of $88,190 was determined by using the end of day trading price of the Company’s common shares on the dates of the agreements.
c)	During the year ended December 31, 2014, the Company issued an aggregate of 18,427,675 common shares upon the conversion of $282,200 of convertible notes payable and accrued interest.

Year Ended December 31, 2013

d)	On January 7, 2013, the Company issued 675,000 common shares with a fair value of $11,475 for director services. Fair value of the common shares was determined by using the end of day trading price on the date of authorization.
e)	On June 20, 2013, the Company issued 6,500,000 common shares at $0.01 per share for total cash proceeds of $65,000.
f)	On June 20, 2013, the Company issued 5,200,000 common shares with a fair value of $52,000 for settlement of related party payables. Fair value of the common shares was determined using the share prices of shares issued for cash proceeds on the same date.
g)	On August 23, 2013, the Company issued an aggregate of 6,378,208 common shares upon the conversion of $181,242 of convertible notes payable and accrued interest.

7. Common Stock Subscribed

On August 31, 2011, the Company received proceeds of $50,000 for the issuance of common stock. The details of the subscription were to be agreed upon at a later date and have not be yet been finalized.

8. Lawsuit

On December 13, 2013, the Company entered into a share exchange agreement (the “Agreement”) with EuroGas, Inc., a company incorporated in the state of Utah, and EuroGas AG, a company incorporated in Switzerland. Under the terms of the Agreement, the Company would acquire 240,000,000 common shares of EuroGas AG, representing approximately 26% of the issued and outstanding common shares, and pay $5,000,000 within 9 months of the closing date of the Agreement, in exchange for the issuance of 348,000,000 common shares of the Company.  The transaction would result in the shareholders of EuroGas Inc. and EuroGas AG holding more than 50% of the issued and outstanding common shares of the Company.

On January 13, 2014, the Company amended the terms of the December 13, 2013 agreement to include proceeds of 20% of any settlement liability EuroGas Inc. and EuroGas AG receives in its current litigation against the Slovak Republic.

8. Lawsuit (continued)

On May 13, 2014, the Company further amended the terms of the December 13, 2013 agreement (the “Second Amendment”). Pursuant to the Second Amendment the Company would receive $100,000 (received) in exchange for the issuance of 69,000,000 common shares (issued) of the Company and the remaining 279,000,000 common shares of the Company to be issued by June 13, 2014 in exchange for 240,000,000 common shares of EuroGas AG and payment of $400,000 to the Company with further payments to the Company of $500,000 on or before August 30, 2014, and the final payment of $4,000,000 on or before October 31, 2014.

On August 21, 2014, the Company filed a lawsuit against EuroGas, Inc., EuroGas AG and ZB Capital, AG as well as an injunction against these parties, their agents, or anyone associated from redeeming the share certificate and trading, selling, transferring or pledging the common shares issued.

On November 19, 2014, the parties entered into an Extension Agreement whereby the Company would dismiss the lawsuit and release the share certificate to ZB Capital AG within ten days of the Effective Date and EuroGas, Inc. and EuroGas AG would remit a single payment of $400,000 to the Company on or before January 2, 2015. The parties also agreed to revise the payment date for the remaining $4,500,000 financing to a date on or before 120 for the Effective Date of the agreement and that all other terms and conditions of the original agreement and the amendments would remain the same. On signing the agreement the Company recorded a receivable for the $400,000 amount owing and a corresponding gain on settlement of debt.

As at December 31, 2014, the Company had not received the $400,000 owing from EuroGas, Inc. and recorded an allowance to offset the amount receivable along with a corresponding loss on settlement of debt.

Subsequent to year end the Company refiled its lawsuit against EuroGas, Inc., EuroGas AG, and ZB Capital AG.

9. Share Purchase Warrants

The following table summarizes the continuity schedule for share purchase warrants:
		Exercise Price
	Number of Warrants	$
Balance – December 31, 2012	18,500,000	0.10
Expired	(2,500,000)	0.40
Balance – December 31, 2013	16,000,000	0.10
Expired	(16,000,000)	0.10
Balance – December 31, 2014	—	—

10. Related Party Transactions

a)	As at December 31, 2014, the Company owed $nil (2013 - $15,000) to a director of the Company for consulting fees incurred. The amounts owing are unsecured, non-interest bearing, and due on demand.
b)	As at December 31, 2014, the Company owed $3,951 (2013 - $10,654) to the President of the Company for management fees incurred and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2014, the Company incurred $120,000 (2013 - $120,000) to the President of the Company for management fees.
c)	During the year ended December 31, 2014, the Company issued nil common shares (2013 – 675,000) with a fair value of $nil (2013 - $11,475) to a director of the Company for directors’ fees.

11. Income Taxes

The Company has $9,339,200 of net operating losses to carry forward to offset taxable income in future years which expire through fiscal 2034. For the years ended December 31, 2014 and 2013, the valuation allowance established against the deferred tax assets increased by $145,796 and $82,201, respectively.

11. Income Taxes (continued)

The components of the net deferred tax asset at December 31, 2014 and 2013, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2014 $	2013 $

Loss Before Taxes	(712,087)	(441,973)
Statutory rate	34%	34%

Computed expected tax recovery	(242,110)	(150,271)
Non-deductible expenses	121,497	67,573
Change in valuation allowance	120,613	82,698

Reported income taxes	—	—

	2014 $	2013 $

Deferred tax asset
Cumulative net operating losses	3,194,453	3,073,840
Less valuation allowance	(3,194,453)	(3,073,840)

Net deferred tax asset	—	—

 The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031
December 31, 2012	391,900	2032
December 31, 2013	243,200	2033
December 31, 2014	354,700	2034

	9,339,200

12. Subsequent Events

a)	On January 5, 2015, the Company issued a convertible debenture to a non-related party for $43,000. Under the terms of the note, the amount owing is unsecured, due interest of 10% per annum, and matures on January 5, 2016. The note is convertible into shares of common stock six months after the date of issuance (July 5, 2015) at a conversion rate of 58% of the lowest bid price of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

b)	On January 9, 2015, the Company issued 2,112,676 common shares upon the conversion of $15,000 of convertible notes payable.

c)	On January 13, 2015, the Company issued 3,622,535 common shares upon the conversion of $23,000 of convertible notes payable and $2,720 of accrued interest.

12. Subsequent Events (continued)

d)	On January 28, 2015, the Company issued 2,666,667 common shares upon the conversion of $20,000 of convertible notes payable.

e)	On February 2, 2015, the Company issued 3,408,451 common shares upon the conversion of $22,500 of convertible notes payable and $1,700 of accrued interest.

f)	On February 2, 2015, the Company entered into a subscription agreement for the issuance of 10,000,000 common shares at $0.01 per share for gross proceeds of $100,000.

g)	On March 9, 2015, the Company entered into a subscription agreement for the issuance of 5,000,000 common shares at $0.01 per share for gross proceeds of $50,000.

h)	On March 20, 2015, the Company issued 500,000 common shares with a fair value of $5,900 for services received.

i)	On March 27, 2015, the Company refiled its lawsuit against EuroGas, Inc., EuroGas AG, ZB Capital, and various other parties.

j)	On April 29, 2015, the Company issued 3,260,870 common shares upon the conversion of $15,000 of convertible notes payable.

k)	On May 15, 2015, the Company repaid $13,780 of convertible notes payable.

