Form 20-F
period 2015-12-31
TOMBSTONE EXPLORATION CORP
filed 2016-09-09
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

There were 289,170,251  Common Shares without par value issued and outstanding as at September 8, 2016.

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

The consolidated financial statements of the Company for the year ended December 31, 2015 and 2014 have been audited by Anton & Chia LLP, 3501 Jamboree Rd., Newport Beach, CA 92660.

ITEM 1. Identity of Directors, Senior Management and Advisers

Not Required.

ITEM 2. Offer Statistics and Expected Timetable

Not Required.

ITEM 3. Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2009 to December 31, 2015. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	2009(1) $	2010(1) $	2011(1) $	2012(1) $	2013(1) $	2014(1) $	2015(1) $
OPERATING DATA:
Revenue	—	—	—	—	—	—
Gross Profit	—	—	—	—	—	—
Net Income (Loss)	(1,574,304)	(1,447,030)	(580,330)	(368,707)	(441,973)	(808,710)	(716,943)
Earnings (Loss) Per Share	(0.03)	(0.02)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)

BALANCE SHEET DATA:
Cash	1,525	779	379,014	578	43,560	3,363	164,808
Total Assets	62,604	24,433	402,825	15,713	60,552	13,689	168,899
Total Liabilities	414,045	281,100	221,897	192,017	380,587	304,714	438,685
Shareholders’ Equity (Deficit)	(351,441)	(256,667)	180,928	(176,304)	(320,035)	(291,025)	(269,786)
(1)	As of December 31 of the respective fiscal year.

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

Risks Related To Our Company

The fact that we have not generated any operating revenues for the last ten years raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues for the last ten years and we will, in all likelihood, continue to incur operating expenses without revenues until our mining claims are fully developed and in commercial production. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining claims or assure that viable reserves exist on the claims for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

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

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. During the year ended December 31, 2015, we received $472,120 in financing. However, if our expenses exceed these funds, we will need to secure additional financing for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

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

We may in the future grant to some or all of our directors, officers, insiders, and key employees, options to purchase our common shares as non-cash incentives to those persons. Such options may be granted at exercise prices equal to market prices, or at such other price as may be permitted under the policies of any stock exchange upon which our securities are traded (currently, our common shares are listed for trading on the OTCPK), when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

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

It is in the compelling interest of the Company to report its affairs annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCPK, if and when the Company’s intended application for submission is effective.

The success of the Company will depend on the developments of an active trading market.

While the Company's common shares are included on Over the Counter Markets (OTCPK), there can be no assurance that an active trading market for the common shares will develop. In the absence of such a market, investors may be unable to readily liquidate their investment in the common shares. The market for equity securities in general has been volatile and the trading price of the common shares could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets and other factors that may be unrelated to the Company's performance.

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

The Stardust Mine, Yuma County Arizona, Eagletail Mining District

The Company holds the mineral rights to approximately 400 acres of BLM lode claims which includes the Stardust Mine in Yuma County Arizona, the Eagletail Mining District. Exploration work has begun on the property starting in October 1, 2015. The Stardust Mine is a disseminated Gold Property.

The Stardust claims are mineralized with Gold, Silver, Copper, and Molybdenum, early records show a resource of approximately 2 – 3 million tons with average values of: Gold 0.2 oz, Silver 1.0 oz, Copper 0.9% and Molybdenum assays nearing 1.0 oz. Current exploration expects to considerably expand this estimate.

This property lies along the northern flanks of the Gila Bend Mountains, which are underlain by Precambrian schist and granitic rocks of probable Cretaceous age, uncomformably overlying and intruding the older rocks are Tertiary volcanic rocks.

The geology of the Stardust claims is dominated by three types or phases of granitic rocks. The age of the intrusive rocks is probably Cretaceous, but they could be Precambrian or mid-Tertiary; we currently believe they are most likely to be Cretaceous. Ninety-five percent of the mapped area is encompassed by granitic rocks. The other five percent is divided evenly between Precambrian chlorite schist and mid-Tertiary andesite dikes.

The granitics are subdivided into three units. They may all be related to the same magma or be of different ages or a combination of the two. All three are easily identifiable in the field bases on their megascopic characteristics. The first and most abundant unit is leucocratic granite. It is white in color, fine to medium-grained, and does not contain mafic minerals. The presence of chlorite is almost ubiquitous in the leuco-granite, and occurs mainly along fracture surfaces. Chlorite is probably an alteration product associated with fracturing and/or mineralization. The second granitic unit is quartz monzonite. It forms the main portion of South Hill (see Plate 1). It is equigranular and contains hornblende and biotite. Narrow (1-3) silicified and brecciated zones are hosted by this unit; and are commonly anomalous in gold. The third unit is also quartz monzonite in composition, but contains anhedral pink feldspars which distinguish it from the other two units. Alteration and mineralization are completely lacking in this unit.

Chlorite schist crops out at three localities which average about 50-75 feet in width and 300 feet in length. The schist unit is a roof pendant and probably continues at depth for only a few hundred feet. The age of the chlorite schist is probably Precambrian, based on its resemblance to other Precambrian schist units in western Arizona. Mineralization does occur within the schist, generally near andesite dikes.

The andesite dikes crop out as narrow (5-10 feet), sinuous bodies and crosscut the leucogranite and chlorite schist. Intrusion of the dikes is tentatively dated as Oligocene to early-Miocene. In the north-central position of the mapped area, the andesite seems to “blossom” into a stock-like body with minimum dimensions of 100 feet by 400 feet; see section B-B’, Plate 3 for configuration. Strike direction of the dikes varies from east-west to N70 degrees West and dips average 70 degrees to the North. Alteration of the andesite consists of silicification, brecciation, and iron-oxides; however, some andesite is devoid of alteration, especially in the eastern portion of mapped area.

Due to the paucity of outcrop on the property, structures were difficult to define. In a broad sense, the entire mapped area has been intensely fractured along an east-west structure, this fracturing is at least a ½ mile in length and 300-500 feet in width. The zone could be much wider, but colluvium to the north covers any extension.

Gold and silver mineralization with copper occurs along an east-west trend and is spatially related to an andesite dike. The dike is variably silicified and iron-stained. Silicification consists of silica replacement and drusy quart crystals in open-space veins. Hematite staining and vein fillings are commonly associated with gold.

On November 25, 2015, Zonge International completed ground geophysics across the 400 Acre claim block owned by Tombstone in the Eagletail Mining District, Yuma County, Arizona.  Zonge has been well respected for geophysical data acquisition in the minerals industry since 1970.  They are an industry leader in methods such as IP (induced polarization) and CSEM/AMT, as well as SP, seismic, and gravity/magnetic data acquisition.

Zonge has performed a ground magnetic survey across the claim block to determine the extent of the Stardust Fault.  Previous reports state that the two shafts on the property were sunk along a high angled structure which trends E-NE across the area of outcrop.  This structure is thought to be the ‘feeder’ for the Gold Silver mineralization in the project area.  Several reports reference ‘free milling gold’ from drifts along this fault.  Abundant dump material contains anomalous gold and silver values as well as visible copper oxides.  Due to the extensive surface disturbance in this area, performing a ground magnetic survey will give a better understanding of the subsurface character of the fault.  This method details changes in density in the subsurface and is used to define faults, fractures, and changes in rock types.  As a result, this geophysical data will be used to better define the Phase I scope of work, which will involve detailed surface mapping, rock/soil sampling, and delineation of drill targets.

During the 2nd quarter of 2016 Tombstone’s geological crew has identified surface high grade gold results during detailed mapping and sampling of a mineralized trend in the 100% owned claim block in Yuma County, AZ in the Eagletail Mining District. Highlights include a sample returning 7.04 g/t gold with multiple other samples above 1 g/t gold of the 70 samples sent for assay.

The encouraging results from the rock sampling program over the Stardust project indicate the presence of a high angle detachment related precious metals vein system.   The mineralization present at the Stardust project appears to be located within detachment related veins & locally intensively chloritic and hematitic host rocks. The vein system has been sampled over a strike of approximately 3,200 feet (975 meters). These veins appear to be a feeder system of an extensive partially eroded low angle fault system over the Stardust.

The results of the latest tranche of rock samples combined with field observations, and existing data, appear to fit the USGS detachment fault model of USGS Bulletin 2004 by Long, K.R.: Preliminary Descriptive Deposit Model for Detachment-Fault-Related Mineralization. Other productive detachment fault related precious and base metal systems occur through the Basin and Range areas of Southern California, Western Arizona, and Southern Nevada. An example in Arizona includes the Copperstone Mine, previously mined by Cypress which produced one half million ounces of gold by open pit methods from 1987-1993. Copperstone is currently being evaluated for additional resources.

Quartz veins present in outcrop, subcrop, float, & in historical mining dumps showcase multi ppm gold values up to 7.04 ppm (sample SDR0048 - 50gram Fire Assay) and silver values up to 22.6 ppm (sample SDR0052).   Eight out of 70 rock samples returned assays above 1ppm. In addition to these strong precious metal values found in samples, additional observations at Stardust include:

•	The presence of chalcedonic quartz veins.
•	Crushed veins & and multi-phase cemented - banded silica veins, & silicification.
•	Abundant drusy textures (boiling level and vapor phase)

Footwall host rocks are a metasediment matrix with strong hematite & intensive chloritic alteration + copper oxides.

The State of Main Mine and others as well as Section 16 of the Tombstone Mining District Copper Exploration, Cochise Count, Tombstone Arizona

The Company holds the mineral rights to approximately 640 acres in the historical western Tombstone silver mining district. Our property area lies within the historic Tombstone Mining District Cochise County, Arizona. The town of Tombstone, Arizona is approximately 70 miles (miles, 110 kilometers (km)) southeast of Tucson and 24 miles (40 km) northwest of Bisbee, Arizona. The San Pedro River lies about 2 miles (3 km) west of the property’s westernmost boundary.

The Tombstone mining district is one of 12 mining districts in Cochise County, Arizona. Copper, lead, zinc, silver, and gold were the principal metals produced from the different mines in the County. Management has structured and positioned the Company to capitalize on today's increasing demand and prices for precious metals and base metals such as copper, lead and zinc.

The Tombstone property is composed of three non-contiguous parcels totaling approximately 640 acres. The parcels consist of 8 patented lode claims totaling 145.6 acres (58.9 ha), and 1 Arizona State Land Department (ASLD) exploration permits totaling 495 acres.  The Company owns the mineral rights to the patented claims; the surface rights are owned by various individuals. The Arizona state trust lands exploration permits grant the Company the exclusive exploration rights for up to 5 years from the date the exploration applications were filed. Surface and mineral rights are variously owned by the U.S. federal government, the State of Arizona, and individual persons.

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

Operations

The Company has conducted several drilling programs on the Tombstone property, as described in greater detail below. The company is in the process of finalizing a drill program for the Stardust Mine on the Yuma county property for 2016

2007 Drilling Program

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

Zonge International conducted surface geophysical surveys over targets.

Compile all data in a GIS database, and analyze coincident anomalies to define drill

Define a drill program and budget.

				Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona
2016	$1,425,000 (1)(3)	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine Geophysical Mapping & Sampling Additional Sampling and Trenching of properties Drilling Assays	Professional Geologists sampling of Stardust Various Professional Engineers and Geologists from the State of Arizona
(1)	Our budget for 2016-2017 consists of the following expenses for a total of $1,425,000:

•	Direct Drilling Expense: $625,000;
•	Assay: $35,000;
•	Road Building and Reclamation: $50,000;
•	Updated Geological Report and property mapping: $75,000;
•	Additional Sampling and Trenching: $60,000;
•	Management, Office and Employee Expenses: $300,000;
•	Office, Travel, Misc. Expenses: $100,000;
•	Professional Service Expenses: Legal, Accounting, Audits: $100,000;
•	BLM Claims and Permit Expenses: $80,000

(2)	On December 10, 2013, the Company announced a Strategic Corporate and Financing Investment that includes the acquisition of a 26% interest in EuroGas AG of Zurich, Switzerland, an international Natural Resources Holding Company with European assets in industrial minerals, oil and gas interests as well as base metal and precious metal assets located in the USA. Under the Strategic Corporate and Financing Investment in EuroGas AG, the Company will also receive from EuroGas Inc., a US company, a committed financing in the amount of $5 million USD for extensive drilling of the Tombstone property. On January 14, 2014, the Company announced the receipt of an entitlement of a 20% direct interest in EuroGas Inc.’s potential award from its pending damage lawsuit against the Slovak Republic. This is in addition to the 26% direct interest in EuroGas AG.

(3)	We raised $472,120 as of December 31, 2015 to cover the operating expenses of the Company and require an additional $952,880 for our proposed 2016 activities.

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

To maintain state mineral exploration permits in good standing, the permit holder must renew each permit annually (up to four times, for 5 years total) for a fee of $500.00 per application for renewal. A maximum of 640 acres or one whole section is allowed per application. Additionally, an initial rental fee of $2.00 per acre is due within thirty days upon notification of the intent to issue the permit. The $2.00 rental fee is for the first and second year of the permit. However, although the rent is prepaid for the second year, the permit must still be renewed for that year. Rental fees for years three thru five are $10.00 per acre per year and due annually when the permit is renewed. A bond (typically in the amount of $3,000 for a single permit or a blanket bond of $15,000 for five or more permits held by an individual or company) is also due within thirty days upon notification of the intent to issue the permit. Bond amounts may be increased during the life of the permit as determined by the Arizona State Land Department (“ASLD”) upon review of the proposed exploration activities as detailed in the Exploration Plan of Operation that must be submitted and approved by the ASLD prior to the startup of any exploration activities.

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

The Company has the mineral rights to approximately 640 acres of historical mining land in areas around Tombstone, Arizona. The Tombstone Project is located on patented mining claims, unpatented mining claims and state lands administered by the ASLD.

Our Properties

SUMMARY OF THE COMPANY’S MINING CLAIMS
Number / Type of Claims	Ownership / Interest in Property	Duration of Interest	Location	Acreage	Agreements / Royalties	Annual Fees / Maintenance / Permits
8 Patented Lode Claims	Undivided 100 percent mineral interest in the claims as both the record mineral owner and the assessed mineral owner No surface rights	Claims are valid as long as the Company continues to hold title.	Private Land	145.58 acres	1.5% net smelter revenue royalty, payable upon production.	None
1 State of Arizona Mineral Exploration Permits	Exclusive right to explore for and develop minerals on the lands. State of Arizona is the record surface and mineral owner of land. Company is the record permittee of the state lands.	These permits are valid and each must be renewed every three years.	Arizona state lands	495 acres	State mineral exploration permits, if converted to mining leases, will have royalties assigned to them by the State of Arizona.	Must be renewed each year, for up to 5 years, for a fee of $500.00 / permit. Additionally, an initial rental fee of $2.00 / acre is due within 30 days upon notification of the intent to issue the permit, for the 1st and 2nd year. Rental fees for the 3rd thru 5th years are $10.00/acre/year and due annually when the permit is renewed. A bond (typically $3,000 for a single permit or a blanket bond of $15,000 for 5 or more permits) is due within 30 days upon notification of the intent to issue the permit.
20 Unpatented Lode Claims	Fully controlled by the Company. Company has the right to enter for exploration purposes. No surface rights.	These claims are valid and each must be renewed each year.	U.S. federal lands administered by U.S. Bureau of Land Management (BLM).	400 acres	No royalty agreements on federal mining claims.	Annual maintenance fees for the claims, as follows: $196/ claim annual maintenance fee to the BLM, in lieu of annual assessment work.

THE COMPANY’S PATENTED MINING CLAIMS
CLAIM NAME	MINERAL SURVEY NO.	CLAIM ACREAGE
Maine	M.S. # 579	18.33
Merrimac	M.S. # 175	20.61
Clipper	M.S. # 273	13.41
Triple X	M.S. # 577	15.27
Brother Jonathan	M.S. # 578	17.28
Lowell	M.S. # 797	20.59
May	M.S. # 317	19.43
Red Top	M.S. # 190	20.66
TOTAL ACREAGE OF PATENTED MINING CLAIMS:		145.58

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

Gold exploration is a concept based upon historic geochemical and geophysical exploration, shallow drilling, and reported gold grades in the Stardust area from the 1900s intermittently through the 1990s.

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

2.	Metal diversity

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

3.	Cost of development and operation

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

ITEM 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2015 and 2014 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

For the years ended December 31, 2015 and 2014, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2015, we had a net loss of $716,943 and a loss per share of $0.00 per share compared to a net loss of $808,710 and a loss per share of $0.00 per share for the year ended December 31, 2014. The net loss for the year ended December 31, 2015 was attributed to $53,686 of general and administrative expenses, $135,000 of management and directors fees, $77,495 of professional fees, $70,849 of consulting service fees, $10,987 of mineral property exploration costs, offset by a gain/loss on forgiveness of debt of $0. Furthermore, the Company recorded a $0 gain/loss on conversion of debt, $202,193 loss on the fair value of the derivative liabilities and accretion and interest expense of $166,733. The Company’s net loss decreased compared to the prior year as the Company incurred less consulting fees, professional fees, and accretion expense offset by an increase in the loss on fair value of derivative liabilities.

B. Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors and issuance of convertible notes payable. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2016. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2015, we had cash on hand of $164,808 compared with $3,363 as at December 31, 2014. Liabilities consisted of accounts payable and accrued liabilities totaling $44,865 (2014 - $10,648), amounts due to related parties of $4,408 (2014 - $3,950), convertible debt of $97,092 (2014 - $53,055) and fair value of derivative liability of $292,320 (2014 - $237,061). The overall increase in liabilities is due to the increase in accounts payable and accrued liabilities due to operating expenditures during the year, the issuance of new convertible debentures during the year, and an increase in the derivative liability recorded on the balance of the convertible debentures as at December 31, 2015 , offset by discounts recorded against the current convertible debentures issued during the year.

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

C. Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place. Over the past five fiscal years, we have not expended any material amounts on research or development.

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

F. Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2015 that will require significant cash outlays in the future.

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

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers as of the date of this report:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Alan M. Brown CEO, CFO, Director & President Age 49	As President, Chief Executive Officer, Chief Financial Officer, and a Director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.
Daniel A. Cistone(1) Director Age 68	Independent director of the Company,
Robert M. Hughes(2) Director Age 63	Independent director of the Company.
(1)	Mr. Cistone was appointed as a member of the Board of Directors on January 7, 2016.
(2)	Mr. Hughes was appointed as a member of the Board of Directors on February 1, 2016.

Alan M. Brown - Mr. Brown has invested many years in the development and success of the Company.  Mr. Brown is to be accredited with steering the Company to being the Key man involved with the staking and starting the exploration program on the Stardust Gold Projects as well as maintaining the key land position in the Tombstone Mining District and is now focused on developing their  huge resource potential. His extensive background in financial accounting is credited for the success of the Company. Mr. Brown is very experienced in corporate mergers & acquisitions, real estate acquisitions and real estate development. Prior to working for the Company, Mr. Brown was the controller of a real estate development company involving multi-million dollar projects. Mr. Brown spent many years with a chartered accounting firm on Vancouver Island preparing year end reports and tax planning for a range of companies. Mr. Brown has a great understanding of the Tombstone Mining District area and geography.

Mr. Cistone- Mr. Cistone is currently the President of Daniel A. Cistone Consulting LLC and sits as a Director on several corporate and local boards Including Can-Do National Tape, Zenith Adhesive Components (Ireland), Upper Southampton Pension Advisory Board and the Catholic Foundation of Greater Philadelphia Development Committee. While his background is in finance his expertise includes acquisitions and startups both domestically and abroad as well as the management of those companies and their properties. Previously he spent 40 years with M&C Specialties Co. a global fabrication company as CFO and COO and was the Liaison Officer when it was acquired by Illinois Tool Works. Mr. Cistone is a founding director for Affinity Insurance Company, a Cayman based captive, and served on their Board for 15 years. HMr. Cistone received his BSBA in Accounting from Villanova University, Villanova, PA.

Mr. Hughes- Mr. Hughes is the founder and Chief Executive Officer of Hughes Relocation Services Inc., a company engaged in local and interstate transportation of private residences and office and industrial establishments as agents for United Van Lines and Mayflower Transit.  From 2005-2013, Mr. Hughes was a franchise owner of PODS, the second largest PODS franchise servicing New Jersey, Delaware and Eastern Pennsylvania. He currently also serves as a Director on several corporate and local boards in his community, including the Tristate Household Goods Tariff Bureau and the Central Bucks Chamber of Commerce.  Mr. Hughes received a Bachelor Degree from Lasalle University in 1974 and a Masters Degree from George Washington University in 1976.

Additional Information

There are no familial relationships between our officers and directors.

The above listed officers and directors were not selected as directors or members of senior management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

B. Compensation

During the fiscal year ended December 31, 2015, the aggregate remuneration paid to directors in their capacity as directors of our Company was $Nil. Management fees totaling $135,000 was paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal years ended December 31, 2015 and 2014 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compensation
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions
Alan M. Brown (1) President, CEO, CFO and Director	2015	$135,000	NIL	NIL	NIL	NIL	NIL
	2014	$120,000	NIL	NIL	NIL	NIL	NIL
Steve Radvak(2) Vice President of Exploration and Director	2015	NIL	NIL	NIL	NIL	NIL	NIL
	2014	NIL	NIL	NIL	NIL	NIL	NIL
Barry N. Klein(3) Director	2015	NIL	NIL	NIL	NIL	NIL	NIL
	2014	NIL	NIL	$12,500	$15,000	NIL	NIL
Anthony C. Schnur(4) Director	2015	NIL	NIL	NIL	NIL	NIL	NIL
	2014	NIL	NIL	NIL	NIL	NIL	NIL
Daniel A. Cistone Director	2015	NIL	NIL	NIL	NIL	NIL	NIL
	2014	NIL	NIL	NIL	NIL	NIL	NIL
Robert M. Hughes Director	2015	NIL	NIL	NIL	NIL	NIL	NIL
	2014	NIL	NIL	NIL	NIL	NIL	NIL

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

(2) Mr. Radvak resigned from his positions as Vice President of Exploration and a member of the board of directors on August 13, 2015.

(3) Mr. Klein resigned from his position as a member of the Board of Directors on June 1, 2015.

(4) Mr. Schnur was appointed as a member of the Board of Directors on August 1, 2015. Mr. Schnur is no longer a director of the Company as the board elected to forego the renewal of his agreement to provide services as of August 2016.

(5) Mr. Cistone was appointed as a member of the Board of Directors on January 7, 2016.

(6) Mr. Hughes was appointed as a member of the Board of Directors on February 1, 2016.

C. Board Practices

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Certificate of Incorporation and Bylaws. Our incumbent directors continue their service, in their current capacity, until they either resign or are removed and until their successors are elected. The Company's last annual regular general meeting was held on September 6, 2001, at which time Alan Brown was elected as a Director. Mr. Brown has continued in his office as Director since his election in 2001. Director vacancies may be filled by a majority of the remaining directors or by a sole remaining director. On January 28, 2010, Steven Radvak was elected to serve as a member of the Board of Directors by the sole remaining director, Alan Brown. Mr. Radvak resigned from all positions on August 13, 2015. On May 18, 2011, Laird Cagan was elected as a Director to the Company. On December 31, 2012, Laird Cagan resigned as a Director of the Company. On August 22, 2014, Mr. Barry Klein was appointed to serve as a member of the Board of Director and served until June 1, 2015 when he resigned. On August 1, 2015 Mr. Schnur was appointed as a member of the Board of Directors. On January 7, 2016, Mr. Cistone was appointed as a member of the Board of Directors February 1, 2016 on January 7, 2016, Mr. Hughes was appointed as a member of the Board of Directors. On August 1, 2016, the Company elected not to renew Mr. Schnur’s agreement to provide services and he was terminated as a director of the company.

Members of the Board of Directors are elected by the holders of the Company's shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Company is the Audit Committee. The Audit Committee of the Company's Board of Directors currently consists of Alan Brown. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. The Company does not have an Executive Committee.

The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors.

D. Employees

As of December 31, 2015, we had 1 employee, Alan Brown. The Company engages various consultants as independent contractors to assist the Company with its drilling programs. The Company has no relationship with any labor/trade unions.

E. Share Ownership

There were 289,170,251 common shares issued and outstanding as of September 8, 2016. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name and Position	Number of Common Shares Beneficially Owned as of September 8, 2016(1)	Percentage
Alan M. Brown President, CEO, CFO and Director	9,679,885(2)	3.35%
Daniel A. Cistone Director	5,000,000	1.73%
Robert Hughes Director	5,000,000	1.73%
Aggregate owned by Officers and Directors	19,679,885	6.81
Former Officers/Directors Steve Radvak Former Vice President of Exploration and Director	0	0.00%
Barry Klein Former Director	0	0.00%
Anthony C. Schnur Former Director	0	0.00%

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

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of September 8, 2016, there are no beneficial owners of more than five (5%) of our common shares.

B. Related Party Transactions

As at December 31, 2015, the Company owed $4,408 (2014 - $3,950) to the President of the Company for management fees and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2015, the Company incurred $135,000 (2014 - $120,000) to the President of the Company for management fees.

C. Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements And Other Financial Information

The Company's financial statements, included as an exhibit to this Report, are incorporated into this Report by reference.

Legal Proceedings

On August 21, 2014, the Company filed a lawsuit in the United States District Court for the District of Utah against EuroGas Utah, EuroGas, A.G., a Swiss stock corporation (“EuroGas Swiss”), ZB Capital, A,G., a Swiss corporation and Riata Minerals, Inc., et al. (collectively, the “Defendants”) for breaches of various agreements, including the Stock-for-Stock Exchange Agreement dated December 10, 2013 and Defendants financing commitment to the Company. The Company engaged in settlement negotiations to resolve the matter. In November 2014, the lawsuit against EuroGas Swiss was dismissed as a result of the parties’ agreement to certain terms for EuroGas, Inc. to continue with its financing commitment. Subsequently, in March 2015, the Company refiled the lawsuit as a result of non-performance by the defendants. The lawsuit is currently pending.

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

B. Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date, no significant changes have occurred since December 31, 2015.

ITEM 9. The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the Over the Counter Markets:

YEAR/PERIOD	HIGH	LOW
Q1 2012	.055	.027
Q2 2012	.05	.023
Q3 2012	.04	.023
Q4 2012	.03	.017
Q1 2013	.04	.011
Q2 2013	.09	.01
Q3 2013	.05	.01
Q4 2013	.05	.021
Q1 2014	.07	.027
Q2 2014	.06	.027
Q3 2014	.056	.018
Q4 2014	.035	.014
Q1 2015	.0193	.0086
Q2 2015	.035	.002
Q3 2015	.024	.0102
Q4 2015	.020	.0055

The shares of the Company commenced trading on the Over the Counter Bulletin Board on July 14, 1999.

Markets

The Company's common shares are listed for trading on the Over the Counter Markets (PK).

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

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for “WTO Investors” of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including “WTO Investor controlled entities” as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our Company and the value of our assets was equal to or greater than a specified amount (the “Review Threshold”), which published by the Minister after its determination for any particular year. The Review Threshold for Private sector WTO investments as of 2015 is $600 million in enterprise value. Beginning April 24, 2017, the review threshold will be $800 million in enterprise value.

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

F. Dividends and Paying Agents

Not required.

G. Statement By Experts

The financial statements of our Company as of December 31, 2015 and 2014 included in this report has been audited by Anton & Chia LLP, as stated in the reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15 Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Based on an evaluation as of December 31, 2015, our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the year ended December 31, 2015, management identified the following weaknesses, which were deemed to be material weaknesses in internal controls:

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

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP).  Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control-Integrated Framework.  Based on its evaluation, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2015.

Pursuant to Regulation S-K Item 308(b), this Annual Report on Form 20-F does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. A control system, no matter how well designed and operated can provide only reasonable, but not absolute, assurance that the control system’s objectives will be met.  The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their cost.

Changes in Internal Control and Financial Reporting.

There have been no changes in our internal control over financial reporting in the fiscal year ended December 31, 2015, which were identified in connection with our management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2015	$15,000	$0	$0	$0
2014	$10,000	$0	$0	$0

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

Prior to March 13, 2014, the Company did not consult with DJG regarding (1) the application of accounting principles to specified transactions, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K .

Item 16G. Corporate Governance.

Currently, our common shares are listed for trading on the OTCPK. In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the OTCQB.

Item 16H. Mine Safety Disclosures.

Not Applicable.

PART III

Item 17. Financial Statements

Balance sheets of the Company as at December 31, 2015 and 2014, the Statements of Operations and Stockholders’ Deficit and Cash Flows for each of the years ended December 31, 2015 and 2014 begin on page F-1 of this Form 20-F.

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

TOMBSTONE EXPLORATION CORPORATION

Date: September 9, 2016	/s/ Alan Brown
Alan Brown
President, Principal Financial and Accounting Officer, Principal Executive Officer, and Director

Date: September 9, 2016	/s/ Daniel A. Cistone
Daniel A. Cistone
Director

Date: September 9, 2016	/s/ Robert M. Hughes
Robert M. Hughes
Director

Tombstone Exploration Corporation

December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Tombstone Exploration Corporation

We have audited the accompanying balance sheets of Tombstone Exploration Corporation (the "Company”) as of December 31, 2015 and 2014, and the related statement of operations, changes in stockholders’ deficit and cash flow for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations, changes in stockholders’ deficit and its cash flow for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, these conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Anton & Chia, LLP

Newport Beach, California September 8, 2016

Tombstone Exploration Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2015 $	December 31, 2014 $

ASSETS
Current assets
Cash	164,808	3,363
Amounts receivable	302	—
Total current assets	165,110	3,363
Property and equipment, net of accumulated depreciation	2,262	5,885
Deferred financing costs	1,527	4,441
Total assets	168,899	13,689

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	40,410	5,541
Accrued liabilities	4,455	5,107
Due to related parties	4,408	3,950
Convertible debentures, net of unamortized discount of $65,742 and $65,444, respectively	97,092	53,055
Derivative liabilities	292,320	237,061
Total liabilities	438,685	304,714

Stockholders’ Deficit
Common stock
Authorized: unlimited common shares, with no par value, Issued and outstanding: 251,285,912 and 211,841,789 common shares, respectively	19,474,010	18,875,828
Common stock subscribed	190,000	50,000
Additional paid-in capital	4,965,842	4,965,842
Accumulated deficit	(24,899,638)	(24,182,695)
Total stockholders’ deficit	(269,786)	(291,025)
Total liabilities and stockholders’ deficit	168,899	13,689

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Operations

(Expressed in U.S. dollars)

	Year Ended December 31, 2015	Year Ended December 31, 2014
	$	$

Operating expenses

Consulting services	70,849	197,131
General and administrative	53,686	51,204
Management and directors fees	135,000	120,000
Mineral properties	10,987	12,129
Professional fees	77,495	102,027

Total operating expenses	348,017	482,491

Operating loss	(348,017)	(482,491)

Other income (expense)

Gain on forgiveness of debt	—	65,000
Loss on change in fair value of derivative liabilities	(202,193)	(82,138)
Accretion and interest expense	(166,733)	(309,081)

Total other income (expense)	(368,926)	(326,219)

Net loss	(716,943)	(808,710)

Net loss per share – basic and diluted	(0.00)	(0.00)

Weighted average shares outstanding	241,823,423	171,960,998

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statement of Stockholders’ Deficit

From December 31, 2013 to 2015

(Expressed in U.S. dollars)

			Additional	Common
	Common Stock		Paid-In	Stock	Accumulated
	Shares	Value	Capital	Subscribed	Deficit	Total
	#	$	$	$	$	$

Balance as at December 31, 2013	122,414,114	18,003,782	4,965,842	50,000	(23,373,985)	(354,361)

Issuance of common shares for cash	69,000,000	100,000	—	—	—	100,000

Issuance of common shares for services	2,000,000	88,190	—	—	—	88,190
				—
Issuance of common shares on conversion of debt	18,427,675	683,856	—	—	—	683,856

Net loss for the year	—	—	—	—	(808,710)	(808,710)

Balance as at December 31, 2014	211,841,789	18,875,828	4,965,842	50,000	(24,182,695)	(291,025)

Issuance of common shares for cash	15,000,000	150,000	—	—	—	150,000

Share issuance costs	—	—	—	(10,000)	—	(10,000)

Issuance of common shares for services	500,000	5,900	—	—	—	5,900

Issuance of common shares on conversion of debt	23,944,123	442,282	—	—	—	442,282

Common shares subscribed	—	—	—	150,000	—	150,000

Net loss for the year	—	—	—	—	(716,943)	(716,943)

Balance as at December 31, 2015	251,285,912	19,474,010	4,965,842	190,000	(24,899,638)	(269,786)

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014
	$	$

Operating Activities
Net loss	(716,943)	(808,710)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense	155,361	287,639
Common stock issued for services	5,900	88,190
Depreciation expense	3,623	4,029
Gain on forgiveness of debt	—	(65,000)
Loss on change in fair value of derivative liabilities	202,193	82,138
Changes in operating assets and liabilities:
Amounts receivable	(302)	—
Deferred financing costs	1,464	27,536
Accounts payable and accrued liabilities	38,029	5,685
Net cash used in operating activities	(310,675)	(378,493)

Financing Activities
Proceeds from issuance of common shares and share subscriptions	300,000	100,000
Proceeds from issuance of convertible debt	186,000	245,000
Repayments of convertible debt	(13,780)	—
Repayments to related parties	(100)	(6,704)
Net cash provided by financing activities	472,120	338,296

Change in cash	161,445	(40,197)
Cash, beginning of year	3,363	43,560
Cash, end of year	164,808	3,363

Non-cash Investing and Financing Activities
Common stock issued to settle debt and accrued interest	442,282	683,856

Supplemental Disclosures
Interest paid	—	—
Income tax paid	—	—

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

(audited)

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

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.  As at December 31, 2015, the Company did not record any revenues, had a working capital deficit of $273,575 and an accumulated deficit of $24,899,638. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of long lived assets, fair value of stock-based compensation, valuation of convertible debentures and derivative liabilities, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2015 and 2014, the Company had no cash equivalents.

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

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2015 and 2014, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

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

l)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. At December 31, 2015, the Company had 23,869,458 (2014 – 14,574,456) potentially dilutive shares from outstanding share purchase warrants.

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

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2015 and 2014 on a recurring basis:

December 31, 2014

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(237,061)	—	(82,138)
Total	—	(237,061)	—	(82,138)

December 31, 2015

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(292,320)	—	(202,193)
Total	—	(292,320)	—	(202,193)

n)	Foreign Currency Translation

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

3. Property and Equipment

			Net Book Value
	Cost $	Accumulated Amortization $	December 31, 2015 $	December 31, 2014 $

Equipment	47,861	45,599	2,262	5,885

During the year ended December 31, 2015, $3,623 (2014 - $4,029) of depreciation expense had been recorded.

4. Convertible Debentures

a)	In August 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on May 5, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (January 28, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $1,103) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $32,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,306,199 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $14,445) of accretion expense had been recorded and the note has been fully converted.

b)	In October 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on July 5, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (March 30, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $1,664) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $32,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,687,097 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $21,667) of accretion expense had been recorded and the note has been fully converted.

c)	In October 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on August 4, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (April 29, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $1,939) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $32,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,442,781 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $25,278) of accretion expense had been recorded and the note has been fully converted.

d)	In December 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on September 19, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (June 15, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $2,372) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $32,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,383,394 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $30,694) of accretion expense had been recorded and the note has been fully converted.

e)	In January 2014, the Company issued a convertible debenture to a non-related party for $37,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on October 14, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (July 9, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $2,500) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $37,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $37,500. During the year ended December 31, 2014, the Company issued 1,906,938 shares of common stock for the conversion of $37,500 of the note and $1,500 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $37,500) of accretion expense had been recorded and the note has been fully converted.

f)	In March 2014, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on December 26, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (September 15, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $2,500) of the deferred financing costs.
Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $32,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 3,318,215 shares of common stock for the conversion of $32,500 of the note and $1,700 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $32,500) of accretion expense had been recorded and the note has been fully converted.

g)	In May 2014, the Company issued a convertible debenture to a non-related party for $42,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on February 16, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (November 10, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $423 (2014 - $2,077) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $42,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $42,500. During the year ended December 31, 2014, the Company issued 3,980,077 shares of common stock for the conversion of $42,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $42,500) of accretion expense had been recorded and the note has been fully converted.

h)	In June 2014, the Company issued a convertible debenture to a non-related party for $68,000. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on March 18, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (December 13, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $3,000 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $840 (2014 - $2,160) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $68,000. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $68,000. During the year ended December 31, 2014, the Company issued 3,402,974 shares of common stock for the conversion of $30,000 of the note. During the year ended December 31, 2015, the Company issued 5,735,211 shares of common stock for the conversion of $38,000 of the note and $2,720 of accrued interest. During the year ended December 31, 2015, $17,000 (2014 - $51,000) of accretion expense had been recorded.

i)	In July 2014, the Company issued a convertible debenture to a non-related party for $42,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on April 11, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (January 5, 2015) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $915 (2014 - $1,585) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $42,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $42,500. During the year ended December 31, 2015, the Company issued 6,075,118 shares of common stock for the conversion of $42,500 of the note and $1,700 of accrued interest. During the year ended December 31, 2015, $18,889 (2014 - $23,611) of accretion expense had been recorded.

j)	In October 2014, the Company issued a convertible debenture to a non-related party for $38,000. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on July 28, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (April 22, 2015) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $3,000 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $2,264 (2014 - $736) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $38,000. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $38,000. During the year ended December 31, 2015, the Company repaid $13,780 of the note with cash and issued 4,947,683 shares of common stock for the conversion of $28,830 of the note and $1,520 of accrued interest. During the year ended December 31, 2015, the Company defaulted on the loan and recorded an additional $4,610 to interest expense as a result. During the year ended December 31, 2015, $29,556 (2014 - $8,444) of accretion expense had been recorded.

k)	In January 2015, the Company issued a $43,000 convertible debenture to a non-related party, in exchange for proceeds of $41,500, net of an original issuance discount of $1,500. Under the terms of the note, the amount owing is unsecured, bears interest of at 10% per annum, and matures on January 5, 2016. The note is convertible into shares of common stock immediately at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $1,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $1,484 (2014 - $nil) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $40,000. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $43,000. During the year ended December 31, 2015, the Company issued 7,186,111 shares of common stock for the conversion of $43,000 of the note and $2,704 of accrued interest. During the year ended December 31, 2015, $40,000 (2014 - $nil) of accretion expense had been recorded.

l)	In July 2015, the Company issued a $46,000 convertible debenture to a non-related party, in exchange for proceeds of $42,500, net of an original issuance discount of $3,500. Under the terms of the note, the amount owing is unsecured, bears interest at 10% per annum, and matures on July 7, 2016. The note is convertible into shares of common stock immediately at a conversion rate of 58% of the lowest bid price of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $1,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $730 (2014 - $nil) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $6,265. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $46,000. During the year ended December 31, 2015, $3,133 (2014 - $nil) of accretion expense had been recorded.

m)	In August 2015, the Company issued a convertible debenture to a non-related party for up to $250,000, with an original issuance discount of 10% which will be deferred and accreted over the term of the debenture. Under the terms of the note, the amount owing is unsecured, bears one-time interest at 12%, and matures two years from the date the proceeds were received. The note is convertible into shares of common stock immediately at a conversion rate of the lesser of $0.0131 or 60% of average of the three lowest bid prices of the Company’s common stock for the twenty trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

In August 2015, the Company received proceeds under the first tranche of this convertible note of $55,556 consisting of proceeds of $50,000 net of an original issuance discount of $5,556.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $55,556. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $55,556. During the year ended December 31, 2015, $23,148 (2014 - $nil) of accretion expense had been recorded.

In December 2015, the Company received proceeds under the second tranche of this convertible note of $27,778 consisting of proceeds of $25,000 net of an original issuance discount of $2,778.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $27,778. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $27,778. During the year ended December 31, 2015, $1,157 (2014 - $nil) of accretion expense had been recorded.

n)	In September 2015, the Company issued a $33,500 convertible debenture to a non-related party, in exchange for $31,000, net of an original issuance discount of $2,500. Under the terms of the note, the amount owing is unsecured, bears interest at 10% per annum, and matures on September 28, 2016. The note is convertible into shares of common stock immediately at a conversion rate of 58% of average of the two lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $1,000 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $260 (2014 - $nil) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $4,775. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $33,500. During the year ended December 31, 2015, $1,194 (2014 - $nil) of accretion expense had been recorded.

5. Derivative Liability

The Company records the fair value of the reset provision of its exercise price of share purchase warrants in accordance with ASC 815, Derivatives and Hedging. The fair value of the derivative liability is revalued on each balance sheet date with corresponding gains and losses recorded in the consolidated statement of operations.

During the year ended December 31, 2011, the Company issued warrants with an exercise price of $0.10 per share until July 14, 2014, and the reset provision allows for the exercise price to be reset to a value equal to a future issuance of common shares, stock options, warrants, or other equity instrument if the issuance or exercise price is less than $0.10 per share. The Company uses a Black-Scholes model to fair value the derivative liability associated with the reset provision. As the warrants expired unexercised on July 14, 2014, the Company removed the derivative liability and recognized a gain of $127,451. During the year ended December 31, 2015, the Company recorded a gain on fair value of derivatives of $nil (2014 –$127,451).

During the year ended December 31, 2015, the Company issued convertible debentures with a variable exercise price based on future market rates. The Company uses a multi-nominal lattice model to fair value the derivative liability associated with the variable exercise price. As at December 31, 2015, the Company recorded a derivative liability of $292,320 (2014 - $237,061). During the year ended December 31, 2015, the Company recorded a loss on fair value of derivatives of $202,193 (2014 – $209,589).

During the year ended December 31, 2014, the Company utilized an expected volatility which ranged from 194% to 316%, risk-free rate which ranged from 0.01% to 0.15%, expected divided yield of 0%, and expected life which ranged from 0.2 to 0.77 years to calculate the total derivative liability of $237,061.

During the year ended December 31, 2015, the Company utilized an expected volatility which ranged from 182% to 304%, risk-free rate which ranged from 0.01% to 1.06%, expected divided yield of 0%, and expected life which ranged from 0.08 to 2.0 years to calculate the total derivative liability of $292,320.

A summary of the activity of the derivative liability is shown below:

$
Balance at December 31, 2013	286,679
Derivative loss due to new issuances	122,265
Debt discount	261,000
Reclass to share capital	(355,825)
Derivative due to mark to market adjustment	(77,058)
Balance at December 31, 2014	237,061
Derivative loss due to new issuances	91,358
Debt discount	137,374
Reclass to share capital	(282,806)
Derivative due to mark to market adjustment	109,333
Balance at December 31, 2015	292,320

6. Common Shares

Year Ended December 31, 2015

a)	On February 2, 2015, the Company issued 10,000,000 common shares at $0.01 per share for total cash proceeds of $100,000.
b)	On February 2, 2015, the Company issued 500,000 common shares for services provided with a fair value of $5,900. The fair value of the shares was determined by using the end of day trading price of the Company’s common shares on the date of the agreement.
c)	On March 20, 2015, the Company issued 5,000,000 common shares at $0.01 per share for total cash proceeds of $50,000.
d)	During the year ended December 31, 2015, the Company issued an aggregate of 23,944,123 common shares upon the conversion of $442,282 of convertible notes payable and accrued interest.

Year Ended December 31, 2014

e)	On May 19, 2014, the Company issued 69,000,000 common shares for proceeds of $100,000 pursuant to the December 13, 2013 shares exchange agreement with Eurogas, Inc., as amended on January 13 and May 13, 2014.
f)	During the year ended December 31, 2014, the Company issued an aggregate of 2,000,000 common shares for services provided. The fair value of the shares issued of $88,190 was determined by using the end of day trading price of the Company’s common shares on the dates of the agreements.
g)	During the year ended December 31, 2014, the Company issued an aggregate of 18,427,675 common shares upon the conversion of $683,856 of convertible notes payable and accrued interest.

7. Common Stock Subscribed

a)	On August 31, 2011, the Company received proceeds of $50,000 for the issuance of common shares. The details of the subscription were to be agreed upon at a later date and have not be yet been finalized.
b)	On December 21, 2015, the Company received proceeds of $50,000 for the issuance of 5,000,000 common shares at $0.01 per share. The common shares were issued on January 11, 2016. Refer to Note 12(a).

c)	On December 28, 2015, the Company received proceeds of $100,000 for the issuance of 10,000,000 common shares at $0.01 per share. The common shares were issued on January 11, 2016. Refer to Note 12(a). In connection with this financing, the Company incurred share issuance costs of $10,000.

8. Contingencies

On December 13, 2013, the Company entered into a share exchange agreement (the “Agreement”) with EuroGas, Inc., a company incorporated in the state of Utah, and EuroGas AG, a company incorporated in Switzerland. Under the terms of the Agreement, the Company would acquire 240,000,000 common shares of EuroGas AG, representing approximately 26% of the issued and outstanding common shares, and pay $5,000,000 within 9 months of the closing date of the Agreement, in exchange for the issuance of 348,000,000 common shares of the Company.  The transaction would result the shareholders of EuroGas Inc. and EuroGas AG holding more than 50% of the issued and outstanding common shares of the Company.

On January 13, 2014, the Company amended the terms of the December 13, 2013 agreement to include proceeds of 20% of any settlement liability EuroGas Inc. and EuroGas AG receives in its current litigation against the Slovak Republic.

On May 13, 2014, the Company amended the terms of the December 13, 2013 agreement whereby the Company would receive $100,000 (received) in exchange for the issuance of 69,000,000 common shares (issued) of the Company and the remaining 279,000,000 common shares of the Company to be issued by June 13, 2014 in exchange for 240,000,000 common shares of EuroGas AG and $400,000, with further payments to the Company of $500,000 on or before August 30, 2014, and the final payment of $4,000,000 on or before October 31, 2014.

On August 21, 2014, the Company filed a lawsuit against EuroGas, Inc., EuroGas AG and ZB Capital, AG as well as an injunction against these parties, their agents, or anyone associated from redeeming the share certificate and trading, selling, transferring or pledging the common shares issued.

On November 19, 2014, the parties entered into an Extension Agreement whereby the Company would dismiss the lawsuit and release the share certificate to ZB Capital AG within ten days of the Effective Date and EuroGas, Inc. and EuroGas AG would remit a single payment of $400,000 to the Company on or before January 2, 2015. The parties also agreed to revise the payment date for the remaining $4,500,000 financing to a date on or before 120 days from the Effective Date of the agreement and that all other terms and conditions of the original agreement and the amendments would remain the same. On signing the agreement the Company recorded a receivable for the $400,000 amount owing and a corresponding gain on settlement of debt.

On March 27, 2015, the Company refiled its lawsuit against EuroGas, Inc., EuroGas AG, and ZB Capital AG.

As at December 31, 2015, the Company had not received the $400,000 owing from EuroGas, Inc. and recorded an allowance to offset the amount receivable along with a corresponding loss on settlement of debt.

9. Share Purchase Warrants

The following table summarizes the continuity schedule for share purchase warrants:

		Exercise Price
	Number of Warrants	$
Balance – December 31, 2013	16,000,000	0.10
Expired	(16,000,000)	0.10
Balance – December 31, 2014 and 2015	—	—

10. Related Party Transactions

As at December 31, 2015, the Company owed $4,408 (2014 - $3,950) to the President of the Company for management fees incurred and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2015, the Company incurred $135,000 (2014 - $120,000) to the President of the Company for management fees.

11. Income Taxes

The Company has $9,803,800 of net operating losses to carry forward to offset taxable income in future years which expire through fiscal 2035. For the years ended December 31, 2015 and 2014, the valuation allowance established against the deferred tax assets increased by $124,292 and $151,267, respectively.

The components of the net deferred tax asset at December 31, 2015 and 2014, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2015 $	2014 $

Loss Before Taxes	(716,943)	(808,710)
Statutory rate	34%	34%

Computed expected tax recovery	(243,761)	(274,961)
Non-deductible expenses	119,469	123,694
Change in valuation allowance	124,292	151,267

Reported income taxes	—	—

	2015 $	2014 $

Deferred tax asset
Cumulative net operating losses	3,352,372	3,228,080
Less valuation allowance	(3,352,372)	(3,228,080)

Net deferred tax asset	—	—

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031
December 31, 2012	391,900	2032
December 31, 2013	252,000	2033
December 31, 2014	444,900	2034
December 31, 2015	365,600	2035
	9,803,800

12. Restatement

The Company has restated its consolidated financial statements for the years ended December 31, 2014 and 2013 to reflect the accretion of the discount and interest on the convertible debentures and derivative liabilities. This restatement resulted in an increase to net loss of $96,623 with no change in net loss per share.

The impact of the restatement as at December 31, 2014, and for the year ended December 31, 2014 is summarized below:

Consolidated Balance Sheet

	As at December 31, 2014
	As Reported $	Adjustment $	As Restated $

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Convertible debentures, net of unamortized discount	16,098	36,957	53,055
Total liabilities	267,757	36,957	304,714

Stockholders’ Deficit
Common stock	18,734,351	141,477	18,875,828
Accumulated deficit	(24,004,261)	(178,434)	(24,182,695)
Total stockholders’ deficit	(254,068)	(36,957)	(291,025)
Total liabilities and stockholders’ deficit	13,689	—	13,689

Consolidated Statement of Operations

	Year Ended December 31, 2014
	As Reported $	Adjustment $	As Restated $

Other income (expense)
Gain (loss) on conversion of debt	(7,130)	7,130	—
Loss on change in fair value of derivative liabilities	(45,207)	(36,931)	(82,138)
Accretion and interest expense	(242,259)	(66,822)	(309,081)
Total other income (expense)	(294,596)	(96,623)	(391,219)

Net loss	(712,087)	(96,623)	(808,710)

Consolidated Statements of Stockholders' Deficit

	As at December 31, 2014
	As Reported $	Adjustment $	As Restated $

Common stock	18,734,351	141,477	18,875,828
Accumulated deficit	(24,004,261)	(178,434)	(24,182,695)
Total	(254,068)	(36,957)	(291,025)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2014
	As Reported $	Adjustment $	As Restated $

Operating Activities
Net loss	(712,087)	(96,623)	(808,710)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense	229,717	57,922	287,639
Gain (loss) on conversion of debt	7,130	(7,130)	—
Loss on change in fair value of derivative liabilities	45,207	36,931	82,138
Changes in operating assets and liabilities:
Deferred financing costs	2,637	24,899	27,536
Accounts payable and accrued liabilities	5,684	1	5,685
Net cash used in operating activities	(394,493)	16,000	(378,493)

Financing Activities
Proceeds from issuance of convertible debt	261,000	(16,000)	245,000
Net cash provided by financing activities	354,296	(16,000)	338,296

13. Subsequent Events

a)	On January 11, 2016, the Company issued 15,000,000 common shares at $0.01 per share for total cash proceeds of $150,000, which was recorded as common stock subscribed as at December 31, 2015.

b)	On January 15, 2016, the Company issued 2,068,965 common shares upon the conversion of $12,000 of convertible notes payable.

c)	On February 4, 2016, the Company entered into a subscription agreement for the issuance of 5,000,000 common shares at $0.01 per share for gross proceeds of $50,000.

d)	On February 12, 2016, the Company issued 1,000,000 common shares upon the conversion of $5,300 of convertible notes payable.

e)	On February 19, 2016, the Company issued 2,298,850 common shares upon the conversion of $12,000 of convertible notes payable.

f)	On February 25, 2016, the Company issued 1,100,000 common shares upon the conversion of $5,544 of convertible notes payable.

g)	On March 2, 2016, the Company issued 2,686,968 common shares upon the conversion of $12,000 of convertible notes payable.

h)	On March 3, 2016, the Company issued 1,400,000 common shares upon the conversion of $6,636 of convertible notes payable.

i)	On March 10, 2016, the Company issued 1,800,000 common shares upon the conversion of $8,316 of convertible notes payable.

j)	On April 5, 2016, the Company issued 2,500,000 common shares upon the conversion of $10,650 of convertible notes payable.

k)	On April 26, 2016, the Company issued 3,029,556 common shares upon the conversion of $10,000 of convertible notes payable and $2,300 of accrued interest.

