Form 20-F/A
period 2015-12-31
TOMBSTONE EXPLORATION CORP
filed 2017-02-01
CIK 1072772

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

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES ☑ NO

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-F/A amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2016 (the “Original Filing”).

The purpose of this Amendment No. 1 on Form 20-F/A is to respond to certain comments received from the Staff of the SEC. For convenience and ease of reference, the Company is filing this Form 20-F/A in its entirety with all applicable changes and unless otherwise stated, all information contained in this amendment is as of the filing date of the Original Filing. Except as stated herein, this Form 20-F/A does not reflect events or transactions occurring after such filing date or modify or update those disclosures in the original Form 20-F that may have been affected by events or transactions occurring subsequent to such filing date.

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

Tombstone holds US Federal unpatented lode claims over the Stardust project area. Tombstone has staked these claims by locations.

Stardust Project, Yuma Co AZ: 100% interest in 20 unpatented federal lode claims found within Sections 1,2, T2S,R11W, Yuma County, Arizona, USA.

Stardust claims acquired by staking of lode claims. Surface and mineral rights are authorized under United States locatable mining rights - The General Mining Law of 1872. An annual Maintenance fee system under which federal claims are held is established by section 314 of the FLPMA (43 USC 1744 and 43 CFR 3833).

The current lode claims “Star1 – Star20” held from dates:

•	Location date of Claims Star1 thru Star4 - located Star4 May 19,2015 to Sept 1 2017.
•	Location of Claims Star5 thru Star20 - located Sept 12th,2015 to Sept 1st 2017.
•	Stardust claims (Star1 –Star20) are United States federal unpatented lode claims.
•	Stardust project is an Exploration project.
•	Project name: Stardust
•	Claim names: Star1 through Star20
•	List of claims at Stardust project included in below compiled listing of Stardust project claims:

These claims can be found recorded in the Phoenix BLM system and accessed through the online LR2000 system found at: https://www.blm.gov/lr2000/

AMC Number	Name	Loc Date	Maintance Paid to	Type	Surface Owner	Mineral Owner
AMC433664	Star1	5/19/2015	1-Sep-17	Lode	BLM	BLM
AMC433665	Star2	5/19/2015	1-Sep-17	Lode	BLM	BLM
AMC433666	Star3	5/19/2015	1-Sep-17	Lode	BLM	BLM
AMC433667	Star4	5/19/2015	1-Sep-17	Lode	BLM	BLM
AMC433914	Star5	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433915	Star6	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433916	Star7	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433917	Star8	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433918	Star9	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433919	Star10	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433920	Star11	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433921	Star12	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433922	Star13	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433923	Star14	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433924	Star15	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433925	Star16	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433926	Star17	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433927	Star18	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433928	Star19	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433928	Star20	9/12/2015	1-Sep-17	Lode	BLM	BLM

•	A yearly maintenance payment is due prior to Sept 1st of each year.
•	Tombstone Exploration Corporation responsible for paying fees.
•	Mr. Alan Brown, President and CEO.
•	Stardust project currently has area of approximately 413.2 acres.
•	Stardust Project / property: A block of continuous claims (a claim block) of 20 claims called Star claims (Star1 – Star20).
•	The Star claims are found within Sections 1 & 2, T2S,R11W, Gila and Salt Base and Meridian, Yuma County, Arizona, USA.

See attached Stardust Project maps:

•	A State scale map titled “ Tombstone Exploration Corporation, State Index map & location of Stardust project.” – This map shows an inset US map, as well as a larger scale Arizona map showing relative position of the Stardust project area within the State.

Arizona
Stardust Project
N
0
50
100
miles
1:3,000,000
1" = 63.1 miles

Jan 4th, 2016

•	A regional scale map titled : “Regional Access Map – Stardust Project – Tombstone Exploration Corp.” with the Stardust claims, county, Interstate, and regional urban areas displayed, as well as 100k scale USGS topographic background.

Regional Access Map - Stardust project - Tombstone Exploration Corporation

Wickenburg, AZ
Phoenix--Mesa, AZ
Quartzsite, AZ
I-10
La Paz Co
Goodyear North, AZ
Phoenix--Mesa, AZ
Stardust
Maricopa Co.
Buckeye, AZ
Yuma Co.
I-8
Yuma, AZ--CA
Ajo, AZ
SW Arizona
Regional Map
N
0
5
10
miles
1:400,000 scale
1"= 6.3 miles
I-10
La Paz
Stardust Project
Legend
Interstate Highways
Line
Cities / urban areas
Urban areas
Stardust Claims
Stardust Star claims
Route_Stardust
I-10 to Stardust
County boundaries
Inset area
Background raster 100,000 scale
USGS topographic maps Salome, AZ,
and Little Horn Mtns,
1/4/2017

•	A project scale map plotted at 1” = 1000’ - Map Titled “Tombstone Exploration, Stardust claims, Yuma Co.” shows the Stardust project area and lode claims held by Tombstone Exploration Corporation. Additionally, a USGS quadrangle 7.5 minute background image is present within the map showing planimetric, topographic features, and roads within and outside the project area.

Tombstone Exploration Corporation, Stardust Project Claims - Yuma County, Arizona

T1S,R11W
T2S,R11W
T1S,R10W
T2S,R10W
Yuma Co.
Maricopa Co.
Star #13
Star #14
Star #5
Star #6
Star #9
Star #15
Star #16
Star #1
Star #2
Star #10
02 Star #17
Star #18
Star # 3
Star #4
01
Star #11
Star #19
Star #20
Star #7
Star #8
Star #12
Prospects
Stardust Mine
Prospect
N
1:12,000 scale / 1inch = 1000ft.
0 1,000 2,000
US survey feet
Projection UTM NAD27 z 12
LEGEND
Claims
Star#1
Black rectangles & claim names
Approx positions
Star1 - Star20 lode claims
Approx section boundaries
plss sections
01
County boundary
Yuma | Maricopa Counties
AZ_surface_management
solid orange color
BLM
PLSS location: withinT1S,R11W Sections 1& 2
Lode Claims: Tombstone Explor. Corp.
(Star1- Star20)
Background raster 7.5min USGS Topo
Date: JAN. 4TH, 2017

An Application to conduct exploration trenching and drilling on the Stardust Claim block was received by the Bureau of Land Management on March 18, 2016. This work program has not been started and the bond requirement has not been sent.

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

The Property is without known without Known Reserves and the property is exploratory in nature based on prior work on this property over many years.

The current service on this claim block has disturbsances of which has been identified in our exploration plan previously filed with the BLM. Any further surface disturbance from the result of our Exploration Work that has been filed with the Bureau of Land Management will be required to be remediated.

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

During the year ended December 31, 2015, management identified the following weaknesses, which were deemed to be material weaknesses in internal controls:

1. Certain entity level controls establishing a “tone at the top” were considered material weaknesses. Due to the size of the Company and available resources, there are limited personnel to assist with the accounting and financial reporting function, which results in a lack of segregation of duties. Additionally, the Company does not have an audit committee financial expert serving on its audit committee. A whistleblower policy is not necessary given the small size of the organization.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report

Continuing Remediation Efforts to address deficiencies in Company's Internal Control over Financial Reporting

Once the Company has sufficient personnel available, then our Board of Directors, in particular and in connection with the aforementioned deficiencies, will establish the following remediation measures:

1. We will appoint additional personnel to assist with the preparation of the Company's monthly financial reporting.

2. We plan to establish an Audit Committee and adopt an Audit Committee Charter as a part of our continuing remediation efforts to address deficiencies in the Company’s internal control over financial reporting.

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

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

On December 1, 2015, 2016, Anton & Chia, LLC (“AC”) was engaged as the registered independent public accountant for Tombstone Exploration Corporation, and D Joya Griffith, LLC (“DJG”) was dismissed as the registered independent public accountant for the Company. The decisions to appoint AC and dismiss DJG were approved by the Board of Directors of the Company on December 1, 2015. AC was engaged to re-audit 2014 and complete our audit for December 31, 2015.

Prior to December 1, 2015, the Company did not consult with AC regarding (1) the application of accounting principles to specified transactions, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

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

TOMBSTONE EXPLORATION CORPORATION

Date: January 31, 2017	/s/ Alan Brown
Alan Brown
President, Principal Financial and Accounting Officer, Principal Executive Officer, and Director

Date: January 31, 2017	/s/ Daniel A. Cistone
Daniel A. Cistone
Director

Date: January 31, 2017	/s/ Robert M. Hughes
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

