Form 20-F/A
period 2015-12-31
TOMBSTONE EXPLORATION CORP
filed 2017-05-15
CIK 1072772

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

This Amendment No. 2 on Form 20-F/A amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2016 (the “Original Filing”).

The purpose of this Amendment No. 2 on Form 20-F/A is to respond to certain comments received from the Staff of the SEC. For convenience and ease of reference, the Company is filing this Form 20-F/A in its entirety with all applicable changes and unless otherwise stated, all information contained in this amendment is as of the filing date of the Original Filing. Except as stated herein, this Form 20-F/A does not reflect events or transactions occurring after such filing date or modify or update those disclosures in the original Form 20-F that may have been affected by events or transactions occurring subsequent to such filing date.

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

The Stardust property has two shafts on this property that are secured with wire fencing. We have not entered either of these shafts at this time. There has been minimal surface disturbance on this property and we are not aware of any trenching, mine dumps, ponds or any contaminations released by former processing or assay/testing activities.

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

The Property is without known Reserves and the property is exploratory in nature based on prior work on this property over many years.

The current service on this claim block has disturbances of which has been identified in our exploration plan previously filed with the BLM. Any further surface disturbance from the result of our Exploration Work that has been filed with the Bureau of Land Management will be required to be remediated.

The State of Main Mine and others as well as Section 16 of the Tombstone Mining District Copper Exploration, Cochise Count, Tombstone Arizona

The Property is without known Reserves and the State of Main Mine is exploratory in nature based on prior work completed on this property over many years. There are multiple areas that were worked on the State of Maine Mine from the 1930’s, they have been described in many reports that previous geologists have rendered that are historic in nature. Most of this work was completed underground and access was through mine shafts and decline entrance ways.  We have not completed any work in the interior of this property.   We have not encountered any previous contamination on these properties related to former processing or assay testing activities.

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

The Company has not conducted further drilling on the Tombstone Property since June 2010. The State of Main mine is without known Reserves and the property is exploratory in nature based on prior work on this property over many years.

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

ITEM 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2013 to December 31, 2015 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014 and December 31, 2013

For the years ended December 31, 2015, 2014 and 2013, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2015, we had a net loss of $716,943 and a loss per share of $0.00 per share compared to a net loss of $808,710 and a loss per share of $0.00 per share for the year ended December 31, 2014, and a net loss of 523,784 and a loss per share of $0.00 for the year ended December 31, 2013. The net loss for the year ended December 31, 2015 was attributed to $53,686 of general and administrative expenses, $135,000 of management and directors fees, $77,495 of professional fees, $70,849 of consulting service fees, $10,987 of mineral property exploration costs, offset by a gain/loss on forgiveness of debt of $0. Furthermore, the Company recorded a $0 gain/loss on conversion of debt, $202,193 loss on the fair value of the derivative liabilities and accretion and interest expense of $166,733. The Company’s net loss decreased compared to the prior year as the Company incurred less consulting fees, professional fees, and accretion expense offset by an increase in the loss on fair value of derivative liabilities.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TOMBSTONE EXPLORATION CORPORATION

Date: May 11, 2017	/s/ Alan Brown
Alan Brown
President, Principal Financial and Accounting Officer, Principal Executive Officer, and Director

Date: May 11, 2017	/s/ Daniel A. Cistone
Daniel A. Cistone
Director

Date: May 11, 2017	/s/ Robert M. Hughes
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

As described in note 12 to the financial statements the Company’s originally issued financial statements were restated.

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

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Operations

(Expressed in U.S. dollars)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	$	$	$

Operating expenses

Consulting services	70,849	197,131	22,000
General and administrative	53,686	51,204	48,000
Management and directors fees	135,000	120,000	120,000
Mineral properties	10,987	12,129	4,445
Professional fees	77,495	102,027	32,609

Total operating expenses	348,017	482,491	227,323

Operating loss	(348,017)	(482,491)	(227,323)

Other income (expense)

Gain on forgiveness of debt	—	65,000	(47,485)
Loss on change in fair value of derivative liabilities	(202,193)	(82,138)	(135,150)
Accretion and interest expense	(166,733)	(309,081)	(113,826)

Total other income (expense)	(368,926)	(326,219)	(296,461)

Net loss	(716,943)	(808,710)	(523,784)

Net loss per share – basic and diluted	(0.00)	(0.00)	(0.00)

Weighted average shares outstanding	241,823,423	171,960,998	111,722,313

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statement of Stockholders’ Deficit

From December 31, 2013 to 2015

(Expressed in U.S. dollars)

			Additional	Common
	Common Stock		Paid-In	Stock	Accumulated
	Shares	Value	Capital	Subscribed	Deficit	Total
	#	$	$	$	$	$

Balance as at December 31, 2012	103,660,905	17,646,580	4,965,842	61,745	(22,850,201)	(176,304)

Issuance of common shares for cash	6,500,000	65,000	—	—	—	65,000

Issuance of common shares for settlement of related party payable	5,200,000	52,000	—	—	—	52,000

Issuance of common shares on conversion of debt	6,378,209	228,727	—	—	—	228,727

Common stock subscribed	675,000	11,475	—	11,475	—	—

Net loss for the year	—	—	—	—	(523,784)	(523,784)

Balance as at December 31, 2013	122,414,114	18,003,782	4,965,842	50,000	(23,373,985)	(354,361)

Issuance of common shares for cash	69,000,000	100,000	—	—	—	100,000

Issuance of common shares for services	2,000,000	88,190	—	—	—	88,190
				—
Issuance of common shares on conversion of debt	18,427,675	683,856	—	—	—	683,856

Net loss for the year	—	—	—	—	(808,710)	(808,710)

Balance as at December 31, 2014	211,841,789	18,875,828	4,965,842	50,000	(24,182,695)	(291,025)

Issuance of common shares for cash	15,000,000	150,000	—	—	—	150,000

Share issuance costs	—	—	—	(10,000)	—	(10,000)

Issuance of common shares for services	500,000	5,900	—	—	—	5,900

Issuance of common shares on conversion of debt	23,944,123	442,282	—	—	—	442,282

Common shares subscribed	—	—	—	150,000	—	150,000

Net loss for the year	—	—	—	—	(716,943)	(716,943)

Balance as at December 31, 2015	251,285,912	19,474,010	4,965,842	190,000	(24,899,638)	(269,786)

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
	$	$	$

Operating Activities
Net loss	(716,943)	(808,710)	(523,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense	155,361	287,639	107,460
Common stock issued for services	5,900	88,190	—
Depreciation expense	3,623	4,029	5,221
Gain on forgiveness of debt	—	(65,000)	47,485
Loss on change in fair value of derivative liabilities	202,193	82,138	135,150
Changes in operating assets and liabilities:
Amounts receivable	(302)	—	—
Deferred financing costs	1,464	27,536	(7,078)
Accounts payable and accrued liabilities	38,029	5,685	1,440
Net cash used in operating activities	(310,675)	(378,493)	(234,106)

Financing Activities
Proceeds from issuance of common shares and share subscriptions	300,000	100,000	65,000
Proceeds from issuance of convertible debt	186,000	245,000	232,500
Repayments of convertible debt	(13,780)	—	—
Proceeds from related parties	—	—	15,500
Repayments to related parties	(100)	(6,704)	(35,912)
Net cash provided by financing activities	472,120	338,296	277,088

Change in cash	161,445	(40,197)	42,982
Cash, beginning of year	3,363	43,560	578
Cash, end of year	164,808	3,363	43,560

Non-cash Investing and Financing Activities
Common stock issued to settle debt and accrued interest	442,282	683,856	125,142
Common stock issued to settle related party debt	—	—	52,000

Supplemental Disclosures
Interest paid	—	—	—
Income tax paid	—	—	—

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

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2015, 2014, and 2013, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

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

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2015, 2014, and 2013 on a recurring basis:

December 31, 2013

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(286,669)	—	(135,150)
Total	—	(286,669)	—	(135,150)

December 31, 2014

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(237,061)	—	(82,138)
Total	—	(237,061)	—	(82,138)

December 31, 2015

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(292,320)	—	(202,193)
Total	—	(292,320)	—	(202,193)

n)	Foreign Currency Translation

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

3. Property and Equipment

			Net Book Value
	Cost $	Accumulated Depreciation $	December 31, 2015 $	December 31, 2014 $	December 31, 2013 $

Equipment	47,861	45,599	2,262	5,885	9,914

During the year ended December 31, 2015, $3,623 (2014 - $4,029; 2013 - $5,221) of depreciation expense had been recorded.

4. Convertible Debentures

a)	In February 2013, the Company issued a convertible debenture to a non-related party for $37,500. Under the terms of the note, the amount owing is unsecured, due interest of 8% per annum, and matures on November 15, 2013. The note is convertible into shares of common stock 180 days after the date of issuance (August 14, 2013) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

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

4. Convertible Debentures (continued)

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

d)	In August 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on May 5, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (January 28, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $1,103; 2013 - $1,397) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $32,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,306,199 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $14,445; 2013 - $18,055) of accretion expense had been recorded and the note has been fully converted.

e)	In October 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on July 5, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (March 30, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $1,664; 2013 - $836) of the deferred financing costs.

4. Convertible Debentures (continued)

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $32,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,687,097 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $21,667; 2013 - $10,833) of accretion expense had been recorded and the note has been fully converted.

f)	In October 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on August 4, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (April 29, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $1,939; 2013 - $561) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a full discount to the note payable of $32,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,442,781 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $25,278; 2013 - $7,222) of accretion expense had been recorded and the note has been fully converted.

g)	In December 2013, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on September 19, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (June 15, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $2,372; 2013 - $128) of the deferred financing costs.

Due to this provision, the embedded conversion option qualifies for derivative accounting under ASC 815-15 “Derivatives and Hedging”. The fair value of the derivative liability resulted in a discount to the note payable of $32,500. The carrying value of the convertible note will be accreted over the term of the convertible note up to the value of $32,500. During the year ended December 31, 2014, the Company issued 1,383,394 shares of common stock for the conversion of $32,500 of the note and $1,300 of accrued interest. During the year ended December 31, 2015, $nil (2014 - $30,694; 2013 - $1,806) of accretion expense had been recorded and the note has been fully converted.

h)	In January 2014, the Company issued a convertible debenture to a non-related party for $37,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on October 14, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (July 9, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $2,500) of the deferred financing costs.

4. Convertible Debentures (continued)

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

i)	In March 2014, the Company issued a convertible debenture to a non-related party for $32,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on December 26, 2014. The note is convertible into shares of common stock 180 days after the date of issuance (September 15, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $nil (2014 - $2,500) of the deferred financing costs.
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
j)	In May 2014, the Company issued a convertible debenture to a non-related party for $42,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on February 16, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (November 10, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $423 (2014 - $2,077) of the deferred financing costs.

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

k)	In June 2014, the Company issued a convertible debenture to a non-related party for $68,000. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on March 18, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (December 13, 2014) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $3,000 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $840 (2014 - $2,160) of the deferred financing costs.

4. Convertible Debentures (continued)

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

l)	In July 2014, the Company issued a convertible debenture to a non-related party for $42,500. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on April 11, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (January 5, 2015) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $2,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $915 (2014 - $1,585) of the deferred financing costs.

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

m)	In October 2014, the Company issued a convertible debenture to a non-related party for $38,000. Under the terms of the note, the amount owing is unsecured, bears interest at 8% per annum, and matures on July 28, 2015. The note is convertible into shares of common stock 180 days after the date of issuance (April 22, 2015) at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $3,000 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $2,264 (2014 - $736) of the deferred financing costs.

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

n)	In January 2015, the Company issued a $43,000 convertible debenture to a non-related party, in exchange for proceeds of $41,500, net of an original issuance discount of $1,500. Under the terms of the note, the amount owing is unsecured, bears interest of at 10% per annum, and matures on January 5, 2016. The note is convertible into shares of common stock immediately at a conversion rate of 58% of the average of the three lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $1,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $1,484 (2014 - $nil) of the deferred financing costs.

4. Convertible Debentures (continued)

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

o)	In July 2015, the Company issued a $46,000 convertible debenture to a non-related party, in exchange for proceeds of $42,500, net of an original issuance discount of $3,500. Under the terms of the note, the amount owing is unsecured, bears interest at 10% per annum, and matures on July 7, 2016. The note is convertible into shares of common stock immediately at a conversion rate of 58% of the lowest bid price of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $1,500 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $730 (2014 - $nil) of the deferred financing costs.

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

p)	In August 2015, the Company issued a convertible debenture to a non-related party for up to $250,000, with an original issuance discount of 10% which will be deferred and accreted over the term of the debenture. Under the terms of the note, the amount owing is unsecured, bears one-time interest at 12%, and matures two years from the date the proceeds were received. The note is convertible into shares of common stock immediately at a conversion rate of the lesser of $0.0131 or 60% of average of the three lowest bid prices of the Company’s common stock for the twenty trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company.

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

4. Convertible Debentures (continued)

q)	In September 2015, the Company issued a $33,500 convertible debenture to a non-related party, in exchange for $31,000, net of an original issuance discount of $2,500. Under the terms of the note, the amount owing is unsecured, bears interest at 10% per annum, and matures on September 28, 2016. The note is convertible into shares of common stock immediately at a conversion rate of 58% of average of the two lowest bid prices of the Company’s common stock for the ten trading days ending one trading day prior to the date of the conversion notice is sent by the holder of the Company. The Company incurred financing costs of $1,000 in connection with the financing, which was deferred and is being amortized over the term of the debt. During the year ended December 31, 2015, the Company amortized $260 (2014 - $nil) of the deferred financing costs.

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

During the year ended December 31, 2015, the Company issued convertible debentures with a variable exercise price based on future market rates. The Company uses a multi-nominal lattice model to fair value the derivative liability associated with the variable exercise price. As at December 31, 2015, the Company recorded a derivative liability of $292,320 (2014 - $237,061; 2013 - $286,679). During the year ended December 31, 2015, the Company recorded a loss on fair value of derivatives of $202,193 (2014 – $209,589).

During the year ended December 31, 2013, the Company utilized an expected volatility which ranged from 270% to 316%, risk-free rate of 1.00%, expected divided yield of 0%, and expected life which ranged from 0.5 to 3.0 years to calculate the total derivative liability of $286,679.

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

A summary of the activity of the derivative liability is shown below:

$
Balance at December 31, 2012	26,627
Debt discount	124,902
Derivative due to mark to market adjustment	135,150
Balance at December 31, 2013	286,679
Derivative loss due to new issuances	122,265
Debt discount	261,000
Reclass to share capital	(355,825)
Derivative due to mark to market adjustment	(77,058)
Balance at December 31, 2014	237,061
Derivative loss due to new issuances	91,358
Debt discount	137,374
Reclass to share capital	(282,806)
Derivative due to mark to market adjustment	109,333
Balance at December 31, 2015	292,320

6. Common Shares

Year Ended December 31, 2015

a)	On February 2, 2015, the Company issued 10,000,000 common shares at $0.01 per share for total cash proceeds of $100,000.
b)	On February 2, 2015, the Company issued 500,000 common shares for services provided with a fair value of $5,900. The fair value of the shares was determined by using the end of day trading price of the Company’s common shares on the date of the agreement.
c)	On March 20, 2015, the Company issued 5,000,000 common shares at $0.01 per share for total cash proceeds of $50,000.
d)	During the year ended December 31, 2015, the Company issued an aggregate of 23,944,123 common shares upon the conversion of $442,282 of convertible notes payable and accrued interest.

Year Ended December 31, 2014

e)	On May 19, 2014, the Company issued 69,000,000 common shares for proceeds of $100,000 pursuant to the December 13, 2013 shares exchange agreement with Eurogas, Inc., as amended on January 13 and May 13, 2014.
f)	During the year ended December 31, 2014, the Company issued an aggregate of 2,000,000 common shares for services provided. The fair value of the shares issued of $88,190 was determined by using the end of day trading price of the Company’s common shares on the dates of the agreements.
g)	During the year ended December 31, 2014, the Company issued an aggregate of 18,427,675 common shares upon the conversion of $683,856 of convertible notes payable and accrued interest.

Year Ended December 31, 2013

h)	On January 7, 2013, the Company issued 675,000 common shares with a fair value of $11,475 for director services. Fair value of the common shares was determined by using the end of day trading price on the date of authorization.
i)	On June 20, 2013, the Company issued 6,500,000 common shares at $0.01 per share for total cash proceeds of $65,000.
j)	On June 20, 2013, the Company issued 5,200,000 common shares with a fair value of $52,000 for settlement of related party payables. Fair value of the common shares was determined using the share prices of shares issued for cash proceeds on the same date.
k)	On August 23, 2013, the Company issued an aggregate of 6,378,208 common shares upon the conversion of $228,727 of convertible notes payable and accrued interest.

7. Common Stock Subscribed

a)	On August 31, 2011, the Company received proceeds of $50,000 for the issuance of common shares. The details of the subscription were to be agreed upon at a later date and have not be yet been finalized.
b)	On December 21, 2015, the Company received proceeds of $50,000 for the issuance of 5,000,000 common shares at $0.01 per share. The common shares were issued on January 11, 2016. Refer to Note 12(a).

c)	On December 28, 2015, the Company received proceeds of $100,000 for the issuance of 10,000,000 common shares at $0.01 per share. The common shares were issued on January 11, 2016. Refer to Note 12(a). In connection with this financing, the Company incurred share issuance costs of $10,000.

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

9. Share Purchase Warrants

The following table summarizes the continuity schedule for share purchase warrants:

		Exercise Price
	Number of Warrants	$
Balance – December 31, 2012	18,500,000	0.10
Expired	(2,500,000)	0.10
Balance – December 31, 2013	16,000,000
Expired	(16,000,000)
Balance – December 31, 2014 and 2015	—	—

10. Related Party Transactions

As at December 31, 2015, the Company owed $4,408 (2014 - $3,950; 2013 - $10,654) to the President of the Company for management fees incurred and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2015, the Company incurred $135,000 (2014 - $120,000; 2013 - $120,000) to the President of the Company for management fees.

11. Income Taxes

The Company has $9,803,800 of net operating losses to carry forward to offset taxable income in future years which expire through fiscal 2035. For the years ended December 31, 2015, 2014, and 2013, the valuation allowance established against the deferred tax assets increased by $124,292, $151,267, and $82,201, respectively.

The components of the net deferred tax asset at December 31, 2015, 2014, and 2013, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2015	2014	2013
	$	$	$

Loss Before Taxes	(716,943)	(808,710)	(523,784)
Statutory rate	34%	34%	34%

Computed expected tax recovery	(243,761)	(274,961)	(178,087)
Non-deductible expenses	119,469	123,694	95,886
Change in valuation allowance	124,292	151,267	82,201

Income tax expense	—	—	—

	2015	2014	2013
	$	$	$

Deferred tax asset
Cumulative net operating losses	3,352,372	3,228,080	3,076,813
Less valuation allowance	(3,352,372)	(3,228,080)	(3,076,813)

Net deferred tax asset	—	—	—

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031
December 31, 2012	391,900	2032
December 31, 2013	252,000	2033
December 31, 2014	444,900	2034
December 31, 2015	365,600	2035
	9,803,800

12. Restatement

The Company has restated its consolidated financial statements for the years ended December 31, 2014 and 2013 to reflect the accretion of the discount and interest on the convertible debentures and derivative liabilities. This restatement resulted in an increase to net loss of $96,623 with no change in net loss per share.

The impact of the restatement as at December 31, 2014, and for the years ended December 31, 2014 and 2013 is summarized below:

Consolidated Balance Sheet

	As at December 31, 2014
	As Reported $	Adjustment $	As Restated $

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Convertible debentures, net of unamortized discount	16,098	36,957	53,055
Total liabilities	267,757	36,957	304,714

Stockholders’ Deficit
Common stock	18,734,351	141,477	18,875,828
Accumulated deficit	(24,004,261)	(178,434)	(24,182,695)
Total stockholders’ deficit	(254,068)	(36,957)	(291,025)
Total liabilities and stockholders’ deficit	13,689	—	13,689

Consolidated Statement of Operations

	Year Ended December 31, 2014
	As Reported $	Adjustment $	As Restated $

Other income (expense)
Gain (loss) on conversion of debt	(7,130)	7,130	—
Loss on change in fair value of derivative liabilities	(45,207)	(36,931)	(82,138)
Accretion and interest expense	(242,259)	(66,822)	(309,081)
Total other income (expense)	(294,596)	(96,623)	(391,219)

Net loss	(712,087)	(96,623)	(808,710)

	Year Ended December 31, 2013
	As Reported $	Adjustment $	As Restated $

Other income (expense)
Gain (loss) on conversion of debt	—	(47,485)	(47,485)
Loss on change in fair value of derivative liabilities	(100,824)	(34,326)	(135,150)
Total other income (expense)	(214,650)	(81,811)	(296,461)

Net loss	(441,973)	(81,811)	(523,784)

Consolidated Statements of Stockholders' Deficit

	As at December 31, 2014
	As Reported $	Adjustment $	As Restated $

Common stock	18,734,351	141,477	18,875,828
Accumulated deficit	(24,004,261)	(178,434)	(24,182,695)
Total	(254,068)	(36,957)	(291,025)

	As at December 31, 2013
	As Reported $	Adjustment $	As Restated $

Common stock	17,956,296	47,485	18,003,782
Accumulated deficit	(23,292,174)	(81,811)	(23,373,985)
Total	(320,035)	(34,326)	(354,361)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2014
	As Reported $	Adjustment $	As Restated $

Operating Activities
Net loss	(712,087)	(96,623)	(808,710)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense	229,717	57,922	287,639
Gain (loss) on conversion of debt	7,130	(7,130)	—
Loss on change in fair value of derivative liabilities	45,207	36,931	82,138
Changes in operating assets and liabilities:
Deferred financing costs	2,637	24,899	27,536
Accounts payable and accrued liabilities	5,684	1	5,685
Net cash used in operating activities	(394,493)	16,000	(378,493)

Financing Activities
Proceeds from issuance of convertible debt	261,000	(16,000)	245,000
Net cash provided by financing activities	354,296	(16,000)	338,296

	Year Ended December 31, 2013
	As Reported $	Adjustment $	As Restated $

Operating Activities
Net loss	(441,973)	(81,811)	(523,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain (loss) on conversion of debt	—	47,485	47,485
Loss on change in fair value of derivative liabilities	100,824	34,326	135,150

13. Subsequent Events

a)	On January 11, 2016, the Company issued 15,000,000 common shares at $0.01 per share for total cash proceeds of $150,000, which was recorded as common stock subscribed as at December 31, 2015.

b)	On January 15, 2016, the Company issued 2,068,965 common shares upon the conversion of $12,000 of convertible notes payable.

c)	On February 4, 2016, the Company entered into a subscription agreement for the issuance of 5,000,000 common shares at $0.01 per share for gross proceeds of $50,000.

d)	On February 12, 2016, the Company issued 1,000,000 common shares upon the conversion of $5,300 of convertible notes payable.

e)	On February 19, 2016, the Company issued 2,298,850 common shares upon the conversion of $12,000 of convertible notes payable.

f)	On February 25, 2016, the Company issued 1,100,000 common shares upon the conversion of $5,544 of convertible notes payable.

g)	On March 2, 2016, the Company issued 2,686,968 common shares upon the conversion of $12,000 of convertible notes payable.

h)	On March 3, 2016, the Company issued 1,400,000 common shares upon the conversion of $6,636 of convertible notes payable.

i)	On March 10, 2016, the Company issued 1,800,000 common shares upon the conversion of $8,316 of convertible notes payable.

j)	On April 5, 2016, the Company issued 2,500,000 common shares upon the conversion of $10,650 of convertible notes payable.

k)	On April 26, 2016, the Company issued 3,029,556 common shares upon the conversion of $10,000 of convertible notes payable and $2,300 of accrued interest.

