Form 20-F/A
period 2015-12-31
TOMBSTONE EXPLORATION CORP
filed 2017-08-02
CIK 1072772

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

This Amendment No. 3 on Form 20-F/A amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2016 (the “Original Filing”).

The purpose of this Amendment No. 3 on Form 20-F/A is to respond to certain comments received from the Staff of the SEC. For convenience and ease of reference, the Company is filing this Form 20-F/A in its entirety with all applicable changes and unless otherwise stated, all information contained in this amendment is as of the filing date of the Original Filing. Except as stated herein, this Form 20-F/A does not reflect events or transactions occurring after such filing date or modify or update those disclosures in the original Form 20-F that may have been affected by events or transactions occurring subsequent to such filing date.

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

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	2009(1) $	2010(1) $	2011(1) $	2012(1) $	2013(1)(2) $	2014(1)(2) $	2015(1) $
OPERATING DATA:
Revenue	—	—	—	—	—	—
Gross Profit	—	—	—	—	—	—
Net Income (Loss)	(1,574,304)	(1,447,030)	(580,330)	(368,707)	(523,784)	(808,710)	(716,943)
Earnings (Loss) Per Share	(0.03)	(0.02)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)

BALANCE SHEET DATA:
Cash	1,525	779	379,014	578	43,560	3,363	164,808
Total Assets	62,604	24,433	402,825	15,713	60,552	13,689	168,899
Total Liabilities	414,045	281,100	221,897	192,017	380,587	304,714	438,685
Shareholders’ Equity (Deficit)	(351,441)	(256,667)	180,928	(176,304)	(354,361)	(291,025)	(269,786)
(1)	As of December 31 of the respective fiscal year.
(2)	As restated.

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

Quartz veins are present in outcrop, subcrop, float, & in historical mining dumps. In addition to these strong precious metal values found in samples, additional observations at Stardust include:

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

TOMBSTONE EXPLORATION CORPORATION

Date: August 2, 2017	/s/ Alan Brown
Alan Brown
President, Principal Financial and Accounting Officer, Principal Executive Officer, and Director

Date: August 2, 2017	/s/ Daniel A. Cistone
Daniel A. Cistone
Director

Date: August 2, 2017	/s/ Robert M. Hughes
Robert M. Hughes
Director

Tombstone Exploration Corporation

December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Tombstone Exploration Corporation

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

As described in Note 12 to the consolidated financial statements, the Company’s originally issued consolidated financial statements were restated.

/s/ Anton & Chia, LLP

Newport Beach, California

September 8, 2016

Tombstone Exploration Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2015 $	December 31, 2014 $
		(As restated - Note 12)
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

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Operations

(Expressed in U.S. dollars)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	$	$	$
		(As restated - Note 12)	(As restated - Note 12)
Operating expenses

Consulting services	70,849	197,131	22,000
General and administrative	53,686	51,204	48,269
Management and directors fees	135,000	120,000	120,000
Mineral properties	10,987	12,129	4,445
Professional fees	77,495	102,027	32,609

Total operating expenses	348,017	482,491	227,323

Operating loss	(348,017)	(482,491)	(227,323)

Other income (expense)

Gain on forgiveness of debt	—	65,000	—
Loss on change in fair value of derivative liabilities	(202,193)	(82,138)	(168,930)
Accretion and interest expense	(166,733)	(309,081)	(127,531)

Total other income (expense)	(368,926)	(326,219)	(296,461)

Net loss	(716,943)	(808,710)	(523,784)

Net loss per share – basic and diluted	(0.00)	(0.00)	(0.00)

Weighted average shares outstanding	241,823,423	171,960,998	111,722,313

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statement of Stockholders’ Deficit

From December 31, 2013 to 2015

(Expressed in U.S. dollars)

			Additional	Common
	Common Stock		Paid-In	Stock	Accumulated
	Shares	Value	Capital	Subscribed	Deficit	Total
	#	$	$	$	$	$

Balance as at December 31, 2012	103,660,905	17,646,580	4,965,842	61,745	(22,850,201)	(176,304)

Issuance of common shares for cash	6,500,000	65,000	—	—	—	65,000

Issuance of common shares for settlement of related party payable	5,200,000	52,000	—	—	—	52,000

Issuance of common shares on conversion of debt	6,378,209	228,727	—	—	—	228,727

Common stock subscribed	675,000	11,475	—	11,475	—	—

Net loss for the year	—	—	—	—	(523,784)	(523,784)

Balance as at December 31, 2013 (As restated - Note 12)	122,414,114	18,003,782	4,965,842	50,000	(23,373,985)	(354,361)

Issuance of common shares for cash	69,000,000	100,000	—	—	—	100,000

Issuance of common shares for services	2,000,000	88,190	—	—	—	88,190
				—
Issuance of common shares on conversion of debt	18,427,675	683,856	—	—	—	683,856

Net loss for the year	—	—	—	—	(808,710)	(808,710)

Balance as at December 31, 2014 (As restated - Note 12)	211,841,789	18,875,828	4,965,842	50,000	(24,182,695)	(291,025)

Issuance of common shares for cash	15,000,000	150,000	—	—	—	150,000

Share issuance costs	—	—	—	(10,000)	—	(10,000)

Issuance of common shares for services	500,000	5,900	—	—	—	5,900

Issuance of common shares on conversion of debt	23,944,123	442,282	—	—	—	442,282

Common shares subscribed	—	—	—	150,000	—	150,000

Net loss for the year	—	—	—	—	(716,943)	(716,943)

Balance as at December 31, 2015	251,285,912	19,474,010	4,965,842	190,000	(24,899,638)	(269,786)

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
	$	$	$
		(As restated - Note 12)	(As restated - Note 12)
Operating Activities
Net loss	(716,943)	(808,710)	(523,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense	155,361	287,639	127,531
Common stock issued for services	5,900	88,190	—
Depreciation expense	3,623	4,029	5,221
Gain on forgiveness of debt	—	(65,000)	—
Loss on change in fair value of derivative liabilities	202,193	82,138	168,930
Changes in operating assets and liabilities:
Amounts receivable	(302)	—	—
Deferred financing costs	1,464	27,536	(7,078)
Accounts payable and accrued liabilities	38,029	5,685	(4,926)
Net cash used in operating activities	(310,675)	(378,493)	(234,106)

Financing Activities
Proceeds from issuance of common shares and share subscriptions	300,000	100,000	65,000
Proceeds from issuance of convertible debt	186,000	245,000	232,500
Repayments of convertible debt	(13,780)	—	—
Proceeds from related parties	—	—	15,500
Repayments to related parties	(100)	(6,704)	(35,912)
Net cash provided by financing activities	472,120	338,296	277,088

Change in cash	161,445	(40,197)	42,982
Cash, beginning of year	3,363	43,560	578
Cash, end of year	164,808	3,363	43,560

Non-cash Investing and Financing Activities
Common stock issued to settle debt and accrued interest	442,282	683,856	125,142
Common stock issued to settle related party debt	—	—	52,000

Supplemental Disclosures
Interest paid	—	—	—
Income tax paid	—	—	—

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

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2015, 2014, and 2013 on a recurring basis:

December 31, 2013

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(286,669)	—	(168,930)
Total	—	(286,669)	—	(168,930)

December 31, 2014

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(237,061)	—	(82,138)
Total	—	(237,061)	—	(82,138)

December 31, 2015

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(292,320)	—	(202,193)
Total	—	(292,320)	—	(202,193)

n)	Foreign Currency Translation

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

The impact of the restatement as at December 31, 2014, and for the years ended December 31, 2014 and 2013 is summarized below:

Consolidated Balance Sheet

	As at December 31, 2014
	As Reported $	Adjustment $	As Restated $

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Convertible debentures, net of unamortized discount	16,098	36,957	53,055
Total liabilities	267,757	36,957	304,714

Stockholders’ Deficit
Common stock	18,734,351	141,477	18,875,828
Accumulated deficit	(24,004,261)	(178,434)	(24,182,695)
Total stockholders’ deficit	(254,068)	(36,957)	(291,025)
Total liabilities and stockholders’ deficit	13,689	—	13,689

Consolidated Statement of Operations

	Year Ended December 31, 2014
	As Reported $	Adjustment $	As Restated $

Operating loss	(417,491)	(65,000)	(482,491)
Other income (expense)
Gain (loss) on conversion of debt	(7,130)	7,130	—
Gain on forgiveness of debt	—	65,000	65,000
Loss on change in fair value of derivative liabilities	(45,207)	(36,931)	(82,138)
Accretion and interest expense	(242,259)	(66,822)	(309,081)
Total other income (expense)	(294,596)	(31,623)	(326,219)

Net loss	(712,087)	(96,623)	(808,710)

	Year Ended December 31, 2013
	As Reported $	Adjustment $	As Restated $

Other income (expense)
Accretion and interest expense	(113,826)	(13,705)	(127,531)
Loss on change in fair value of derivative liabilities	(100,824)	(68,106)	(168,930)
Total other income (expense)	(214,650)	(81,811)	(296,461)

Net loss	(441,973)	(81,811)	(523,784)

Consolidated Statements of Stockholders' Deficit

	As at December 31, 2014
	As Reported $	Adjustment $	As Restated $

Common stock	18,734,351	141,477	18,875,828
Accumulated deficit	(24,004,261)	(178,434)	(24,182,695)
Total	(254,068)	(36,957)	(291,025)

	As at December 31, 2013
	As Reported $	Adjustment $	As Restated $

Common stock	17,956,296	47,485	18,003,782
Accumulated deficit	(23,292,174)	(81,811)	(23,373,985)
Total	(320,035)	(34,326)	(354,361)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2014
	As Reported $	Adjustment $	As Restated $

Operating Activities
Net loss	(712,087)	(96,623)	(808,710)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense	229,717	57,922	287,639
Gain (loss) on conversion of debt	7,130	(7,130)	—
Loss on change in fair value of derivative liabilities	45,207	36,931	82,138
Changes in operating assets and liabilities:
Deferred financing costs	2,637	24,899	27,536
Accounts payable and accrued liabilities	5,684	1	5,685
Net cash used in operating activities	(394,493)	16,000	(378,493)

Financing Activities
Proceeds from issuance of convertible debt	261,000	(16,000)	245,000
Net cash provided by financing activities	354,296	(16,000)	338,296

	Year Ended December 31, 2013
	As Reported $	Adjustment $	As Restated $

Operating Activities
Net loss	(441,973)	(81,811)	(523,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense	113,826	13,705	127,531
Loss on change in fair value of derivative liabilities	100,824	68,106	168,930

13. Subsequent Events

a)	On January 11, 2016, the Company issued 15,000,000 common shares at $0.01 per share for total cash proceeds of $150,000, which was recorded as common stock subscribed as at December 31, 2015.

b)	On January 15, 2016, the Company issued 2,068,965 common shares upon the conversion of $12,000 of convertible notes payable.

c)	On February 4, 2016, the Company entered into a subscription agreement for the issuance of 5,000,000 common shares at $0.01 per share for gross proceeds of $50,000.

d)	On February 12, 2016, the Company issued 1,000,000 common shares upon the conversion of $5,300 of convertible notes payable.

e)	On February 19, 2016, the Company issued 2,298,850 common shares upon the conversion of $12,000 of convertible notes payable.

f)	On February 25, 2016, the Company issued 1,100,000 common shares upon the conversion of $5,544 of convertible notes payable.

g)	On March 2, 2016, the Company issued 2,686,968 common shares upon the conversion of $12,000 of convertible notes payable.

h)	On March 3, 2016, the Company issued 1,400,000 common shares upon the conversion of $6,636 of convertible notes payable.

i)	On March 10, 2016, the Company issued 1,800,000 common shares upon the conversion of $8,316 of convertible notes payable.

j)	On April 5, 2016, the Company issued 2,500,000 common shares upon the conversion of $10,650 of convertible notes payable.

k)	On April 26, 2016, the Company issued 3,029,556 common shares upon the conversion of $10,000 of convertible notes payable and $2,300 of accrued interest.

