Form 20-F
period 2016-12-31
TOMBSTONE EXPLORATION CORP
filed 2017-08-02
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

There were 405,206,356 Common Shares without par value issued and outstanding as at August 2, 2017.

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

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑     Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codi cation after April 5, 2012.

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

The consolidated financial statements of the Company for the year ended December 31, 2014, 2015 and 2016 have been audited by Anton & Chia LLP, 3501 Jamboree Rd., Newport Beach, CA 92660.

ITEM 1. Identity of Directors, Senior Management and Advisers

Not Required.

ITEM 2. Offer Statistics and Expected Timetable

Not Required.

ITEM 3. Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2009 to December 31, 2016. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	2010(1) $	2011(1) $	2012(1) $	2013(1)(2) $	2014(1)(2) $	2015(1) $	2016(1) $
OPERATING DATA:
Revenue	—	—	—	—	—
Gross Profit	—	—	—	—	—
Net Income (Loss)	(1,447,030)	(580,330)	(368,707)	(523,784)	(808,710)	(716,943)	(1,169,425)
Earnings (Loss) Per Share	(0.02)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

BALANCE SHEET DATA:
Cash	779	379,014	578	43,560	3,363	164,808	17,063
Total Assets	24,433	402,825	15,713	60,552	13,689	168,899	17,063
Total Liabilities	281,100	221,897	192,017	380,587	304,714	438,685	244,257
Shareholders’ Equity (Deficit)	(256,667)	180,928	(176,304)	(354,361)	(291,025)	(269,786)	227,194

(1)	As of December 31 of the respective fiscal year.
(2)	As restated.

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

Despite our acquisition of mineral claims and rights, and continuous search to develop those claims, we have not established that any of them contain any commercially exploitable mineral reserves, nor can there be any assurance that we will ever find commercially exploitable mineral reserves. The probability of an individual prospect ever having a commercially exploitable mineral reserve is extremely remote; in all probability, our mineral resource claims do not contain any reserves and any funds that we spend on exploration will probably be lost. The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that any exploration on our properties will establish that commercially exploitable reserves of minerals exist on our mining claims. Additional potential problems that may prevent us from discovering any reserves of minerals on our properties include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

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

Our competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than those available to us. As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. We may also have to compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended. If we are unable to successfully compete for the acquisition of suitable prospects for exploration in the future, there can be no assurance that we will acquire any interest in additional mineral resource properties. The occurrence of any of these things may cause us to cease operations as a company.

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

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. During the year ended December 31, 2016, we received $98,500 in financing. However, if our expenses exceed these funds, we will need to secure additional financing for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

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

The current lode claims “Star1 – Star20” held from dates:

•	Location date of Claims Star1 thru Star4 - located Star4 May 19, 2015 to Sept 1 2017.
•	Location of Claims Star5 thru Star20 - located Sept 12th,2015 to Sept 1st 2017.
•	Stardust claims (Star1 –Star20) are United States federal unpatented lode claims.
•	Stardust project is an Exploration project.
•	Project name: Stardust
•	Claim names: Star1 through Star20
•	List of claims at Stardust project included in below compiled listing of Stardust project claims:

These claims can be found recorded in the Phoenix BLM system and accessed through the online LR2000 system found at: https://www.blm.gov/lr2000/

AMC Number	Name	Loc Date	Maintance Paid to	Type	Surface Owner	Mineral Owner
AMC433664	Star1	5/19/2015	1-Sep-17	Lode	BLM	BLM
AMC433665	Star2	5/19/2015	1-Sep-17	Lode	BLM	BLM
AMC433666	Star3	5/19/2015	1-Sep-17	Lode	BLM	BLM
AMC433667	Star4	5/19/2015	1-Sep-17	Lode	BLM	BLM
AMC433914	Star5	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433915	Star6	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433916	Star7	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433917	Star8	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433918	Star9	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433919	Star10	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433920	Star11	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433921	Star12	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433922	Star13	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433923	Star14	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433924	Star15	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433925	Star16	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433926	Star17	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433927	Star18	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433928	Star19	9/12/2015	1-Sep-17	Lode	BLM	BLM
AMC433928	Star20	9/12/2015	1-Sep-17	Lode	BLM	BLM

•	A yearly maintenance payment is due prior to Sept 1st of each year.

•	Tombstone Exploration Corporation responsible for paying fees.

•	Mr. Alan Brown, President and CEO.

•	Stardust project currently has area of approximately 413.2 acres.

•	Stardust Project / property: A block of continuous claims (a claim block) of 20 claims called Star claims (Star1 – Star20).

•	The Star claims are found within Sections 1 & 2, T2S,R11W, Gila and Salt Base and Meridian, Yuma County, Arizona, USA.

See attached Stardust Project maps:

•	A State scale map titled “ Tombstone Exploration Corporation, State Index map & location of Stardust project.” – This map shows an inset US map, as well as a larger scale Arizona map showing relative position of the Stardust project area within the State.

Arizona
Stardust Project
N
0
50
100
miles
1:3,000,000
1" = 63.1 miles
Jan 4th, 2016

•	A regional scale map titled: “Regional Access Map – Stardust Project – Tombstone Exploration Corp.” with the Stardust claims, county, Interstate, and regional urban areas displayed, as well as 100k scale USGS topographic background.

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
4WD
N
1:12,000 scale / 1inch = 1000ft.
0 1,000 2,000
US survey feet
Projection UTM NAD27 z 12
LEGEND
Claims
Star#1
Black rectangles & claim names
Approx positions
Star1 - Star20 lode claims
Approx section boundaries
plss sections
01
County boundary
Yuma | Maricopa Counties
AZ_surface_management
solid orange color
BLM
PLSS location: withinT1S,R11W Sections 1& 2
Lode Claims: Tombstone Explor. Corp.
(Star1- Star20)
Background raster 7.5min USGS Topo
Date: JAN. 4TH, 2017

An Application to conduct exploration trenching and drilling on the Stardust Claim block was received by the Bureau of Land Management on March 18, 2016. This work program has not been started as of December 31, 2016 and the bond requirement had not been sent. As discussed below, subsequent to the year ended December 31, 2016, the Company’s Reclamation Bond was accepted by the US Bureau of Land Management on May 17, 2017. Prior to May, the Company’s Notice Application to conduct exploration drilling plan was accepted. The Company has engaged Harris Exploration Drilling and Associates, Inc., a Nevada company, to commence drilling on the Stardust Claim.

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

Stardust Mine Subsequent Events to the year ended December 31, 2016:

•	As announced on May 30, 2017, the Company’s Reclamation Bond was accepted on May 17, 2017, by the BLM, and prior to this, the Notice Application to conduct exploration drilling plan was accepted. The Company has engaged Harris Exploration Drilling and Associates Inc. (Harris Drilling), a Nevada company to commence drilling on the Stardust property the first week of June. Harris Drilling has been in business for over fifty years and has worked for many of the top mining and exploration companies in the world. This first phase drilling program is designed to establish strike length and test grades over a large enough width within the defined chlorite hematite hosted vein system. The drilling will attempt to define structural continuity (vein continuity along strike), grade of veins and hosting chl-hem zone, and find the width of structures. The program, as designed, should also demonstrate grade at reasonably shallow depths. The lowest drilling angle -45 degrees is envisioned for this program. This phase will include approximately 3000 ft of drilling. The mineralization present at the Stardust Project appears to be located within detachment related veins hosted by intensively chloritic and hematitic host rocks. The vein system has been sampled over a strike of approximately 3200 feet (975 meters). These veins appear to be a feeder system of an extensive partially eroded low angle fault system regionally present.

•	As announced on July 5, 2017, the first two holes Core(HQ) of drilling have been completed. The first hole (SDD1) was completed at a depth of 350 ft and the second hole (SDD2) was completed at 290ft at the 100% owned Stardust claim block located in Yuma County, Arizona. This first drill program is expected to drill 6–8 holes totaling 3000 ft. The Stardust drilling campaign is targeting an epithermal precious metals ( gold, silver ) system. Harris Exploration Drilling and Associates Inc. (Harris Drilling), a Nevada company, commenced drilling on June 10th. The core samples from the first two holes were delivered to Skyline Assayers and Laboratories in Tucson, Arizona on July 3rd. The samples will be crushed and pulverized with standard steel and then proceed to be fire assayed for Gold and a 24 multi-element Geochemistry for Silver and multiple other trace elements. This first phase drilling program is designed to establish strike length and test grades over a large enough width within the defined chlorite hematite hosted vein system. The drilling will attempt to define structural continuity (vein continuity along strike), grade of veins and hosting chl-hem zone, and find the width of structures. The program, as designed, should also demonstrate grade at reasonably shallow depths. The lowest drilling angle -45 degrees is envisioned for this program.

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

Operations

The Company has conducted several drilling programs on the Tombstone property, as described in greater detail below. The company is in the process of finalizing a drill program for the Stardust Mine on the Yuma county property for 2017, which was approved subsequent to the year ended December 31, 2017.

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

Compile all data in a GIS database, and analyze coincident anomalies to define drill

Define a drill program and budget.

Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona
2016-17	$1,425,000 (1)(3)	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine Geophysical Mapping & Sampling Additional Sampling and Trenching of properties Drilling Assays	Professional Geologists sampling of Stardust Various Professional Engineers and Geologists from the State of Arizona
2017-18	$1,425,000 (1)(3)	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine; drilling and bond reclamation Geophysical Mapping & Sampling Additional Sampling and Trenching of properties Drilling Assays

Professional Geologists sampling of Stardust

Various Professional Engineers and Geologists from the State of Arizona

Harris Exploration Drilling and Associates, Inc. (Drilling on Stardust Property May 2017)

(1)	Our budget for 2017-2018 consists of the following expenses for a total of $1,425,000:

•	Direct Drilling Expense: $625,000;

•	Assay: $35,000;

•	Road Building and Reclamation: $50,000;

•	Updated Geological Report and property mapping: $75,000;

•	Additional Sampling and Trenching: $60,000;

•	Management, Office and Employee Expenses: $300,000;

•	Office, Travel, Misc. Expenses: $100,000;

•	Professional Service Expenses: Legal, Accounting, Audits: $100,000;

•	BLM Claims and Permit Expenses: $80,000

(2)	On December 10, 2013, the Company announced a Strategic Corporate and Financing Investment that includes the acquisition of a 26% interest in EuroGas AG of Zurich, Switzerland, an international Natural Resources Holding Company with European assets in industrial minerals, oil and gas interests as well as base metal and precious metal assets located in the USA. Under the Strategic Corporate and Financing Investment in EuroGas AG, the Company will also receive from EuroGas Inc., a US company, a committed financing in the amount of $5 million USD for extensive drilling of the Tombstone property. On January 14, 2014, the Company announced the receipt of an entitlement of a 20% direct interest in EuroGas Inc.’s potential award from its pending damage lawsuit against the Slovak Republic. This is in addition to the 26% direct interest in EuroGas AG.

(3)	We raised $150,000 as of December 31, 2016 to cover the operating expenses of the Company and require an additional $700,000 for our proposed 2017 activities . To date in 2017, we have raised $300,000_ to fund our operations.

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

Local Resources

Tombstone, Arizona is the nearest town to the Tombstone Project. Services at Tombstone are marginally adequate to support the requirements of a mining exploration and development project, but other nearby towns (Wilcox, Benson, Bisbee, and Sierra Vista) have services such as drilling contractors, equipment rental and services, engineering services, and a labor force that are more able to support our drilling program. Sierra Vista is about 18 miles from the project area. The nearest large city, Tucson—located 70 miles northwest of Tombstone along Interstate 10—has a population of more than 526,116 (2013 U.S. Census Bureau estimate) and has company, service, and contractor resources that may not be available locally. Other cities at a greater distance (Phoenix, Arizona; Las Cruces and Albuquerque, New Mexico) also are able to provide services to support exploration and mining in the area.

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

D. Property, Plants and Equipment

Our principal executive office is located at 6529 E. Friess Drive, Scottsdale, AZ 85254. Additionally, we share this space with our wholly owned subsidiary, TEMC. Prusuant to our lease executed January 1, 2016, we rent both office and storage space for $1,000 per month for a 5 year term. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

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

Plan: A significant number of metals and minerals have already been identified on the Tombstone property including silver and gold. The Company, with the help of consulting organizations, will further explore the range of metals and minerals, and the ability to extract/produce product for market. In the non-precious metals areas, the Company will likely seek joint venture partners who will add to the success and financial returns for our shareholders.

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

ITEM 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2014 to December 31, 2016 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015 and December 31, 2014

For the years ended December 31, 2016, 2015 and 2014, we did not receive any revenue from various mining claims and properties.

During the year ended December 31, 2016, we had a net loss of $1,169,425 and a loss per share of $0.00 per share compared to the year ended December 31, 2015, we had a net loss of $716,943 and a loss per share of $0.00 per share compared to a net loss of $808,710 and a loss per share of $0.00 per share for the year ended December 31, 2014. The net loss for the year ended December 31, 2016 was attributed to $60,600 of general and administrative expenses, $774,625 of management and directors fees, $64,373 of professional fees, $55,756 of consulting service fees, $5,419 of mineral property exploration costs, offset by a gain/loss on forgiveness of debt of $2,754. Furthermore, the Company recorded a $2,754 gain on forgiveness of debt, $129,918 loss on the fair value of the derivative liabilities and accretion and interest expense of $81,488. The net loss for the year ended December 31, 2015 was attributed to $53,686 of general and administrative expenses, $135,000 of management and directors fees, $77,495 of professional fees, $70,849 of consulting service fees, $10,987 of mineral property exploration costs, offset by a gain/loss on forgiveness of debt of $0. Furthermore, the Company recorded a $0 gain/loss on conversion of debt, $202,193 loss on the fair value of the derivative liabilities and accretion and interest expense of $166,733. The Company’s net loss decreased compared to the prior year as the Company incurred less consulting fees, professional fees, and accretion expense offset by an increase in the loss on fair value of derivative liabilities.

B. Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors and issuance of convertible notes payable. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2017. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2016, we had cash on hand of $17,063 as compared to December 31, 2015, we had cash on hand of $164,808. Total liabilities consisted of accounts payable, accrued liabilities, and amounts due to related parties, convertible debentures, and derivative liabilities totaling $244,257 (2015- $438,658). The overall decrease in liabilities is due to a much tighter budget being maintained during the year.

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

F. Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2016 that will require significant cash outlays in the future.

G. Safe Harbor

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

B. Compensation

During the fiscal year ended December 31, 2016, the aggregate remuneration paid to directors in their capacity as directors of our Company was $Nil. Management fees totaling $774,625 was paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal years ended December 31, 2016 and 2015 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compensation
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions
Alan M. Brown (1) President, CEO, CFO and Director	2015	$135,000	NIL	NIL	NIL	NIL	NIL
	2016	$180,000	NIL	NIL	NIL	15 M Common Stock	NIL
Steve Radvak(2) Vice President of Exploration and Director	2015	NIL	NIL	NIL	NIL	NIL	NIL
	2016	NIL	NIL	NIL	NIL	NIL	NIL
Barry N. Klein(3) Director	2015	NIL	NIL	NIL	NIL	NIL	NIL
	2016	NIL	NIL	NIL	NIL	NIL	NIL
Anthony C. Schnur(4) Director	2015	NIL	NIL	NIL	NIL	NIL	NIL
	2016	NIL	NIL	NIL	NIL	5 M Common Stock	NIL
Daniel A. Cistone Director	2015	NIL	NIL	NIL	NIL	NIL	NIL
	2016	NIL	NIL	NIL	NIL	5 M Common Stock	NIL
Robert M. Hughes Director	2015	NIL	NIL	NIL	NIL	NIL	NIL
	2016	NIL	NIL	NIL	NIL	5 M Common Stock	NIL

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

(6) Mr. Hughes was appointed as a member of the Board of Directors on February 1, 2016 and resigned on March 2, 2017

C. Board Practices

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Certificate of Incorporation and Bylaws. Our incumbent directors continue their service, in their current capacity, until they either resign or are removed and until their successors are elected. The Company's last annual regular general meeting was held on September 6, 2001, at which time Alan Brown was elected as a Director. Mr. Brown has continued in his office as Director since his election in 2001. Director vacancies may be filled by a majority of the remaining directors or by a sole remaining director. On January 28, 2010, Steven Radvak was elected to serve as a member of the Board of Directors by the sole remaining director, Alan Brown. Mr. Radvak resigned from all positions on August 13, 2015. On May 18, 2011, Laird Cagan was elected as a Director to the Company. On December 31, 2012, Laird Cagan resigned as a Director of the Company. On August 22, 2014, Mr. Barry Klein was appointed to serve as a member of the Board of Director and served until June 1, 2015 when he resigned. On August 1, 2015 Mr. Schnur was appointed as a member of the Board of Directors. On January 7, 2016, Mr. Cistone was appointed as a member of the Board of Directors February 1, 2016 on January 7, 2016, Mr. Hughes was appointed as a member of the Board of Directors. On August 1, 2016, the Company elected not to renew Mr. Schnur’s agreement to provide services and he was terminated as a director of the company. On March 2, 2017 Mr. Hughes resigned as a member of the board of directors.

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

D. Employees

As of December 31, 2016, we had 1  employee, Alan Brown. The Company engages various consultants as independent contractors to assist the Company with its drilling programs. The Company has no relationship with any labor/trade unions.

E. Share Ownership

There were 405,206,356 common shares issued and outstanding as of June 14, 2017. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name and Position	Number of Common Shares Beneficially Owned as of June 14, 2017(1)	Percentage
Alan M. Brown President, CEO, CFO and Director	22,479,885(2)	5.55%
Daniel A. Cistone Director	18,333,333	4.52%
Aggregate owned by Officers and Directors	40,813,218	10.07%
Former Officers/Directors Steve Radvak Former Vice President of Exploration and Director	0	0.00%
Barry Klein Former Director	0	0.00%
Anthony C. Schnur Former Director	5,000,000	1.23%
Robert Hughes Former Director	10,000,000	2.47%

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

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of June 14, 2017, there are no beneficial owners of more than five (5%) of our common shares other than Mr. Brown as set forth in the table above.

B. Related Party Transactions

As at December 31, 2016, the Company owed $89,468 (2015- $4,408) (2014 - $3,950) to the President of the Company for management fees and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2016, the Company incurred $180,000 (2015 - $135,000) (2014 - $120,000) to the President of the Company for management fees.

C. Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements And Other Financial Information

The Company's financial statements, included as an exhibit to this Report, are incorporated into this Report by reference.

Legal Proceedings

On August 21, 2014, the Company filed a lawsuit in the United States District Court for the District of Utah against EuroGas Utah, EuroGas, A.G., a Swiss stock corporation (“EuroGas Swiss”), ZB Capital, A,G., a Swiss corporation and Riata Minerals, Inc., et al. (collectively, the “Defendants”) for breaches of various agreements, including the Stock-for-Stock Exchange Agreement dated December 10, 2013 and Defendants financing commitment to the Company. The Company engaged in settlement negotiations to resolve the matter. In November 2014, the lawsuit against EuroGas Swiss was dismissed as a result of the parties’ agreement to certain terms for EuroGas, Inc. to continue with its financing commitment. Subsequently, in March 2015, the Company refiled the lawsuit as a result of non-performance by the defendants. The litigation against Eurogas is on going and the parties have exchanged discovery and discussed an extension to conduct further discovery. No Evaluation presently can be made  as to the final outcome of this case or likelihood or range of potential recovery or loss. This lawsuit and counter lawsuit is in discovery stage and premature to evaluate potential outcomes.

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

B. Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date, no significant changes have occurred since December 31, 2016.

ITEM 9. The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the Over the Counter Markets:

YEAR/PERIOD	HIGH	LOW
Q1 2012	.055	.027
Q2 2012	.05	.023
Q3 2012	.04	.023
Q4 2012	.03	.017
Q1 2013	.04	.011
Q2 2013	.09	.01
Q3 2013	.05	.01
Q4 2013	.05	.021
Q1 2014	.07	.027
Q2 2014	.06	.027
Q3 2014	.056	.018
Q4 2014	.035	.014
Q1 2015	.0193	.0086
Q2 2015	.035	.002
Q3 2015	.024	.0102
Q4 2015	.020	.0055
Q1 2016	.0159	.007
Q2 2016	.015	.007
Q3 2016	.017	.0072
Q4 2016	.0125	.0052

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

Per the Proof of Claim filed on November 30, 2016, EuroGas, Inc. was to pay $5,000,000 to the Company and transfer 240,000,000 shares of EuroGas AG, of which EuroGas, Inc. claimed an interest, to the Company. EuroGas, Inc. has failed to pay the $5,000,000 or transfer the shares of EuroGas AG to the Company. In addition, EuroGas, Inc. has fraudulently transferred the Company’s shares to other third parties. Accordingly, the Company’s claim is for $5,000,000 and a transfer of EuroGas, Inc’s interest in the EuroGas AG shares. In addition, pursuant to the First Amendment, the Debtor and EuroGas AG agreed to grant Tombstone a twenty (20%) interest in any award granted to the Debtor and/or EuroGas AG related to a lawsuit that the Debtor filed against the Slovak Republic. In addition, pursuant to the First Amendment, the Debtor was to deliver 178 BLM Mining claims back to Tombstone which were lost as a result of the Debtor’s actions, which are also part of this claim.

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

F. Dividends and Paying Agents

Not required.

G. Statement By Experts

The financial statements of our Company as of December 31, 2016, 2015 and 2014 included in this report has been audited by Anton & Chia LLP, as stated in the reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15 Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Based on an evaluation as of December 31, 2016, our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the year ended December 31, 2016, management identified the following weaknesses, which were deemed to be material weaknesses in internal controls:

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control-Integrated Framework.  Based on its evaluation, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2016.

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

Changes in Internal Control and Financial Reporting.

There have been no changes in our internal control over financial reporting in the fiscal year ended December 31, 2016, which were identified in connection with our management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16H. Mine Safety Disclosures.

 Not Applicable.

PART III

Item 17. Financial Statements

Balance sheets of the Company as at December 31, 2016, 2015 and 2014, the Statements of Operations and Stockholders’ Deficit and Cash Flows for each of the years ended December 31, 2016, 2015 and 2014 begin on page F-1 of this Form 20-F.

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

Tombstone Exploration Corporation

December 31, 2016

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Tombstone Exploration Corporation

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Anton & Chia, LLP

Newport Beach, California

August 2, 2017

Tombstone Exploration Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2016 $	December 31, 2015 $

ASSETS

Current assets

Cash	17,063	164,808

Amounts receivable	—	302

Total current assets	17,063	165,110

Property and equipment, net of accumulated depreciation	—	2,262
Deferred financing costs	—	1,527

Total assets	17,063	168,899

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities

Accounts payable	35,182	40,410

Accrued liabilities	4,782	4,455

Due to related parties	89,468	4,408

Convertible debentures, net of unamortized discount of $65,134 and $65,742, respectively	7,363	97,092

Derivative liabilities	107,462	292,320

Total liabilities	244,257	438,685

Stockholders’ Deficit

Common stock Authorized: unlimited common shares, with no par value Issued and outstanding: 366,052,788 and 251,285,912 common shares, respectively	20,826,027	19,474,010

Common stock subscribed	50,000	190,000

Additional paid-in capital	4,965,842	4,965,842

Accumulated deficit	(26,069,063)	(24,899,638)

Total stockholders’ deficit	(227,194)	(269,786)

Total liabilities and stockholders’ deficit	17,063	168,899

Tombstone Exploration Corporation

Consolidated Statements of Operations

(Expressed in U.S. dollars)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	$	$	$

Operating expenses

Consulting services	55,756	70,849	197,131
General and administrative	60,600	53,686	51,204
Management and directors fees	774,625	135,000	120,000
Mineral properties	5,419	10,987	12,129
Professional fees	64,373	77,495	102,027

Total operating expenses	960,773	348,017	482,491

Loss before other income (expense)	(960,773)	(348,017)	(482,491)

Other income (expense)

Accretion and interest expense	(81,488)	(166,733)	(309,081)
Gain on forgiveness of debt	2,754	—	65,000
Loss on change in fair value of derivative liabilities	(129,918)	(202,193)	(82,138)

Total other income (expense)	(208,652)	(368,926)	(326,219)

Net loss	(1,169,425)	(716,943)	(808,710)

Net Loss Per Share – Basic and Diluted	(0.00)	(0.00)	(0.00)

Weighted average shares outstanding	299,736,480	241,823,423	171,960,998

Tombstone Exploration Corporation

Consolidated Statement of Stockholders’ Deficit

From January 1, 2014 to December 31, 2016

(Expressed in U.S. dollars)

			Additional	Common
	Common Stock		Paid-In	Stock	Accumulated
	Shares	Value	Capital	Subscribed	Deficit	Total
	#	$	$	$	$	$

Balance as at December 31, 2013	122,414,114	18,003,782	4,965,842	50,000	(23,373,985)	(354,361)

Issuance of common shares for cash	69,000,000	100,000	—	—	—	100,000

Issuance of common shares for services	2,000,000	88,190	—	—	—	88,190
				—
Issuance of common shares on conversion of debt	18,427,675	683,856	—	—	—	683,856

Net loss for the year	—	—	—	—	(808,710)	(808,710)

Balance as at December 31, 2014	211,841,789	18,875,828	4,965,842	50,000	(24,182,695)	(291,025)

Issuance of common shares for cash	15,000,000	150,000	—	—	—	150,000

Share issuance costs	—	—	—	(10,000)	—	(10,000)

Issuance of common shares for services	500,000	5,900	—	—	—	5,900

Issuance of common shares on conversion of debt	23,944,123	442,282	—	—	—	442,282

Common shares subscribed	—	—	—	150,000	—	150,000

Net loss for the year	—	—	—	—	(716,943)	(716,943)

Balance as at December 31, 2015	251,285,912	19,474,010	4,965,842	190,000	(24,899,638)	(269,786)

Issuance of subscribed shares, net of share issuance costs	15,000,000	140,000		(140,000)	—	—

Issuance of common shares for cash	5,000,000	50,000	—	—	—	50,000

Issuance of common shares for services	54,000,000	611,125	—	—	—	611,125

Issuance of common shares for conversion of debt	39,966,876	540,412	—	—	—	540,412

Issuance of common shares for debt	800,000	10,480	—	—	—	10,480

Net loss for the year	—	—	—	—	(1,169,425)	(1,169,425)

Balance as at December 31, 2016	366,052,788	20,826,027	4,965,842	50,000	(26,069,063)	(227,194)

Tombstone Exploration Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014
	$	$	$

Operating Activities

Net loss	(1,169,425)	(716,943)	(808,710)

Adjustments to reconcile net loss to net cash used in operating activities:

Accretion expense	68,108	155,361	287,639
Common stock issued as commitment fee	10,480	—	—
Common stock issued for services	611,125	5,900	88,190
Depreciation expense	2,262	3,623	4,029
Gain on forgiveness of debt	(2,754)	—	(65,000)
Loss on change in fair value of derivative liabilities	129,918	202,193	82,138

Changes in operating assets and liabilities:

Amounts receivable	302	(302)	—
Deferred financing costs	1,527	1,464	27,536
Accounts payable and accrued liabilities	17,152	38,029	5,685
Due to related parties	85,060	—	—

Net cash used in operating activities	(246,245)	(310,675)	(378,493)

Financing Activities

Proceeds from issuance of common shares and share subscriptions	50,000	300,000	100,000
Proceeds from issuance of convertible debt	48,500	186,000	245,000
Repayments of convertible debt	—	(13,780)	—
Repayments to related parties	—	(100)	(6,704)

Net cash provided by financing activities	98,500	472,120	338,296

Change in cash	(147,745)	161,445	(40,197)

Cash, beginning of year	164,808	3,363	43,560

Cash, end of year	17,063	164,808	3,363

Non-cash Investing and Financing Activities

Common stock issued to settle debt and accrued interest	747,578	442,282	683,856

Supplemental Disclosures

Interest paid	—	—	—
Income tax paid	—	—	—

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

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.  As at December 31, 2016, the Company did not record any revenues, had a working capital deficit of $227,194 and an accumulated deficit of $26,069,063. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s plan of action over the next twelve months is to raise capital financing to conduct exploration and drilling on its mineral property claims held in Tombstone, Arizona as well as exploring for new mineral property claims in the United States.

2.	Summary of Significant Accounting Policies
(a)	Basis of Presentation and Principles of Consolidation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The consolidated financial statements include the accounts of the Company and its subsidiary, Tombstone Exploration and Mining Corporation. All inter-company accounts and transactions have been eliminated. The Company’s fiscal year-end is December 31.

2.	Summary of Significant Accounting Policies (continued)
(b)	Use of Estimates

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

(c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2016 and 2015, the Company had no cash equivalents.

(d)	Property and Equipment

Property and equipment are recorded at the lower of cost or net book value, and are amortized based on the following rates:

Equipment	5 years straight-line
(e)	Impairment of Long-Lived Assets

In accordance with ASC 360, Property Plant and Equipment, management tests long-lived assets to be held and used for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

(f)	Mineral Properties

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

(g)	Stock-Based Compensation
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

2.	Summary of Significant Accounting Policies (continued)
(i)	Income Taxes

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

(j)	Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2016 and 2015, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

(k)	Derivative Liability

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

(l)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. At December 31, 2016, the Company had 19,437,321 (2015 – 23,869,458) potentially dilutive shares from outstanding convertible debts.

(m)	Financial Instruments

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

2.	Summary of Significant Accounting Policies (continued)
(m)	Financial Instruments (continued)

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

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2016, 2015, and 2014 on a recurring basis:

December 31, 2014

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(237,061)	—	(82,138)

December 31, 2015

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(292,320)	—	(202,193)

December 31, 2016

Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	—	(107,462)	—	(129,918)

2.	Summary of Significant Accounting Policies (continued)

(n)	Foreign Currency Translation

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

(o)	Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. Property and Equipment

			Net Book Value
	Cost $	Accumulated Depreciation $	December 31, 2016 $	December 31, 2015 $	December 31, 2014 $

Equipment	47,861	47,861	—	2,262	5,885

During the year ended December 31, 2016, $2,262 (2015 - $3,623; 2014 - $4,029) of depreciation expense had been recorded.

4. Convertible Debentures

	December 31, 2016 $	December 31, 2015 $

Power Up Lending Group Ltd. on December 19, 2016, unsecured, bears interest at 8% per annum, due September 30, 2017 and convertible into common stock at 58% of average of the three lowest trading prices for the ten trading days prior to conversion	33,000	—

Crown Bridge Partners, LLC. on September 13, 2016, unsecured, bears interest at 8% per annum, due September 30, 2017 and convertible into common stock at 58% of average of the two lowest trading prices for the ten trading days prior to conversion	30,000	—

JMJ Financial on December 15, 2015, unsecured, bears interest at 6% per annum, due August 15, 2017 and convertible into common stock at the lesser of $0.0131 per share or 60% of the average of the three lowest trading prices in the twenty trading days prior to conversion (converted during the year ended December 31, 2016)	—	27,778

JMJ Financial on August 12, 2015, unsecured, bears interest at 6% per annum, due December 15, 2017 and convertible into common stock at the lesser of $0.0131 per share or 60% of the average of the three lowest trading prices in the twenty trading days prior to conversion (converted during the year ended December 31, 2016)	—	55,556

Crown Bridge Partners, LLC. on September 28, 2015, unsecured, bears interest at 10% per annum, due September 28, 2016 and convertible into common stock at 58% of average of the two lowest trading prices for the ten trading days prior to conversion	9,497	33,500

Crown Bridge Partners, LLC. on July 7, 2015, unsecured, bears interest at 10% per annum, due July 7, 2016 and convertible into common stock at 58% of the lowest trading price for the ten trading days prior to conversion (converted during the year ended December 31, 2016)	—	46,000

	72,497	162,834

Less: unamortized discount	(65,134)	(65,742)

Long-term portion	7,363	97,092

5. Derivative Liability

The Company records the fair value of the reset provision of its exercise price of share purchase warrants in accordance with ASC 815, Derivatives and Hedging. The fair value of the derivative liability is revalued on each balance sheet date with corresponding gains and losses recorded in the consolidated statement of operations.

During the year ended December 31, 2011, the Company issued warrants with an exercise price of $0.10 per share until July 14, 2014, and the reset provision allows for the exercise price to be reset to a value equal to a future issuance of common shares, stock options, warrants, or other equity instrument if the issuance or exercise price is less than $0.10 per share. The Company uses a Black-Scholes model to fair value the derivative liability associated with the reset provision. As the warrants expired unexercised on July 14, 2014, the Company removed the derivative liability and recognized a gain of $127,451. During the year ended December 31, 2016, the Company recorded a gain on fair value of derivatives of $nil (2015 - $nil; 2014 – $127,451).

During the year ended December 31, 2016, the Company issued convertible debentures with a variable exercise price based on future market rates. The Company uses a multi-nominal lattice model to fair value the derivative liability associated with the variable exercise price. As at December 31, 2016, the Company recorded a derivative liability of $107,462 (2015 - $292,320; 2014 - $237,061). During the year ended December 31, 2016, the Company recorded a loss on fair value of derivatives of $129,918 (2015 - $202,193; 2014 – $82,138).

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

During the year ended December 31, 2016, the Company utilized an expected volatility which ranged from 188% to 271%, risk-free which ranged from 0.24% to 1.06%, expected divided yield of 0%, and expected life which ranged from 0.2 to 2.0 years to calculate the total derivative liability of $107,462.

5. Derivative Liability (continued)

A summary of the activity of the derivative liability is shown below:

$
Balance at December 31, 2014	237,061
Derivative loss due to new issuances	91,358
Debt discount	137,374
Reclass to share capital	(282,806)
Derivative due to mark to market adjustment	109,333
Balance at December 31, 2015	292,320
Derivative loss due to new issuances	29,422
Debt discount	63,000
Reclass to share capital	(374,776)
Derivative due to mark to market adjustment	97,496
Balance at December 31, 2016	107,462

6. Common Shares

Year Ended December 31, 2016

(a)	On January 11, 2016, the Company issued 15,000,000 common shares at $0.01 per share for proceeds of $150,000, which were received during the year ended December 31, 2015. In connection with the share issuance, the Company incurred share issuance costs of $10,000.
(b)	On February 4, 2016, the Company issued 5,000,000 common shares to a director at $0.01 per share for proceeds of $50,000.
(c)	On September 16, 2016, the Company issued 800,000 common shares with a fair value of $10,480 as part of the convertible debt entered on September 13, 2016.
(d)	On October 27, 2016, the Company issued 35,000,000 common shares with a fair value of $397,125 to directors of the Company as director's fee.
(e)	On October 27, 2016, the Company issued 17,500,000 common shares with a fair value of $197,500 for consulting services.
(f)	On October 27, 2016, the Company issued 1,500,000 common shares with a fair value of $16,500 for legal services.
(g)	During the year ended December 31, 2016, the Company issued an aggregate of 39,966,876 common shares with a fair value of $540,412 upon the conversion of $165,636 of convertible notes payable and accrued interest.

Year Ended December 31, 2015

(h)	On February 2, 2015, the Company issued 10,000,000 common shares at $0.01 per share for proceeds of $100,000.
(i)	On February 2, 2015, the Company issued 500,000 common shares for services provided with a fair value of $5,900. The fair value of the shares was determined by using the end of day trading price of the Company’s common shares on the date of the agreement.
(j)	On March 20, 2015, the Company issued 5,000,000 common shares at $0.01 per share for proceeds of $50,000.
(k)	During the year ended December 31, 2015, the Company issued an aggregate of 23,944,123 common shares upon the conversion of $442,282 of convertible notes payable and accrued interest.

6. Common Shares (continued)

Year Ended December 31, 2014

(l)	On May 19, 2014, the Company issued 69,000,000 common shares for proceeds of $100,000 pursuant to the December 13, 2013 shares exchange agreement with Eurogas, Inc., as amended on January 13 and May 13, 2014.
(m)	During the year ended December 31, 2014, the Company issued an aggregate of 2,000,000 common shares for services provided. The fair value of the shares issued of $88,190 was determined by using the end of day trading price of the Company’s common shares on the dates of the agreements.
(n)	During the year ended December 31, 2014, the Company issued an aggregate of 18,427,675 common shares upon the conversion of $683,856 of convertible notes payable and accrued interest.

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

On November 19, 2014, the parties entered into an Extension Agreement whereby the Company would dismiss the lawsuit and release the share certificate to ZB Capital AG within ten days of the Effective Date and EuroGas, Inc. and EuroGas AG would remit a single payment of $400,000 to the Company on or before January 2, 2015. The parties also agreed to revise the payment date for the remaining $4,500,000 financing to a date on or before 120 days from the Effective Date of the agreement and that all other terms and conditions of the original agreement and the amendments would remain the same. On signing the agreement the Company recorded a receivable for the $400,000 amount owing and a corresponding gain on settlement of debt. As the Company had not received the $400,000 owing from EuroGas, Inc., the Company recorded an allowance to offset the amount receivable along with a corresponding loss on settlement of debt during the year ended December 31, 2014. As a result, there was no impact on the accompanying consolidated statement of operations for the year ended December 31, 2014.

On March 27, 2015, the Company refiled its lawsuit against EuroGas, Inc., EuroGas AG, and ZB Capital AG.

As at December 31, 2016, the $400,000 remained outstanding from EuroGas, Inc., which is fully reserved. The litigation against Eurogas is ongoing and the parties have exchanged discovery and discussed an extension to conduct further discovery. No evaluation presently can be made as to the final outcome of this case or likelihood or range of potential recovery or loss. This lawsuit and counter lawsuit is in discovery stage and premature to evaluate potential outcomes.

8.	Related Party Transactions
(a)	As at December 31, 2016, the Company owed $89,468 (2015 - $4,408) to the President of the Company for management fees incurred and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand.
(b)	During the year ended December 31, 2016, the Company incurred $180,000 (2015 - $135,000; 2014 - $120,000) to the President of the Company for management fees.
(c)	On October 27, 2016, the Company issued 35,000,000 common shares with a fair value of $397,125 to directors of the Company as director's fee. Refer to Note 6(d).

9.	Income Taxes

The Company has $10,774,937 of net operating losses to carry forward to offset taxable income in future years which expire through fiscal 2036. For the years ended December 31, 2016, 2015, and 2014, the valuation allowance established against the deferred tax assets increased by $330,186, $124,292, and $151,267, respectively.

The components of the net deferred tax asset at December 31, 2016, 2015, and 2014, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2016 $	2015 $	2014 $

Loss Before Taxes	(1,169,425)	(716,943)	(808,710)
Statutory rate	34%	34%	34%

Computed expected tax recovery	(397,605)	(243,761)	(274,961)
Non-deductible expenses	67,418	119,469	123,694
Change in valuation allowance	330,187	124,292	151,267

Income tax expense	—	—	—

	2016 $	2015 $	2014 $

Deferred tax asset
Cumulative net operating losses	3,682,558	3,352,372	3,228,080
Less valuation allowance	(3,682,558)	(3,352,372)	(3,228,080)

Net deferred tax asset	—	—	—

9.	Income Taxes (continued)

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031
December 31, 2012	391,900	2032
December 31, 2013	252,000	2033
December 31, 2014	444,900	2034
December 31, 2015	365,600	2035
December 31, 2016	971,137	2036

	10,774,937

10. Subsequent Event

(a)	On February 1, 2017, the Company issued 5,820,237 common shares upon the conversion of $9,497 of convertible debt and $3,499 of accrued interest.
(b)	On May 11, 2017, the Company issued 33,333,333 common shares at $0.003 per share for proceeds of $100,000.

