Form 20-F
period 2018-12-31
TOMBSTONE EXPLORATION CORP
filed 2019-05-13
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018 (and December 31, 2017)

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

[   ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Alan Brown

6529 E. Friess Drive

Scottsdale, AZ 85254

(480) 588-8920

(Name, address and telephone of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Not Applicable	Not Applicable
Title of Class	Name of exchange on which registered

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

There were 666,651,265 Common Shares without par value issued and outstanding as at May 7, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [   ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [X] YES [   ] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [   ] YES [X] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] YES [   ] NO (Not Applicable)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

[   ] Large accelerated filer[   ] Accelerated filer[X] Non-accelerated filer[   ] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codi cation after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X] International Financial Reporting Standards as issued by the International Accounting Standards Board [   ] Other [   ]

 If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [   ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [   ] YES [X] NO

EXPLANATORY NOTE

This Annual Report on Form 20-F includes the full Annual Report for the fiscal year ended December 31, 2018 as well as for the year ended December 31, 2017. This combined Form 20-F is being filed due to the fact the Company was unable to file its 2017 Annual 20-F due to significant financial hardship.

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

The consolidated financial statements of the Company for the year ended December 31, 2017 and 2018 have been audited by Sadler Gibb & Associates, LLC, 2455 East Parleys Way, Suite 320, Salt Lake City, UT 84109. The consolidated financial statements of the Company for the year ended December 31, 2015 and 2016 have been audited by Anton & Chia LLP, 3501 Jamboree Rd., Newport Beach, CA 92660.

ITEM 1. Identity of Directors, Senior Management and Advisers

Not Required.

ITEM 2. Offer Statistics and Expected Timetable

Not Required.

ITEM 3. Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2009 to December 31, 2018. We derived all figures from our financial statements as prepared by our management, approved by our audit committee and audited by our independent auditor. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	2012(1) $	2013(1) $	2014(1) $	2015(1) $	2016(1) $	2017(1) $	2018(1) $
OPERATING DATA:
Revenue	—	—	—	—	—	—	—
Gross Profit	—	—	—	—	—	—	—
Net Income (Loss)	(368,707)	(523,784)	(808,710)	(716,943)	(1,169,425)	(931,290)	(558,974)
Earnings (Loss) Per Share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

BALANCE SHEET DATA:
Cash	578	43,560	3,363	164,808	17,063	51,311	39,858
Total Assets	15,713	60,552	13,689	168,899	17,063	51,311	39,858
Total Liabilities	192,017	380,587	304,714	438,685	244,257	372,452	515,381
Shareholders’ Equity (Deficit)	(176,304)	(320,035)	(291,025)	(269,786)	(227,194)	(321,141)	(475,523)

(1)	As of December 31 of the respective fiscal year.

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

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. During the year ended December 31, 2018, we received $165,500 in financing and for year ended December 31, 2017 we received $415,000 in financing. However, if our expenses exceed these funds, we will need to secure additional financing for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

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

The Company has very limited resources to pay its professionals. If we are unable to pay professionals in order to perform various professional services for the Company, it may be difficult, if not impossible, for the Company to maintain its reporting status under the Exchange Act. In 2018, when preparing to audit its financials for the year ended December 31, 2017 the Company’s prior auditor shut down their practice as the result of certain litigation against them. This caused a financial hardship to the Company delaying its annual report filing. If the Company felt that it was likely that it would not be able to maintain its reporting status, it would make a disclosure by filing a Form 6-K with the SEC. In any case, if the Company was not able to maintain its reporting status, it would become “delisted” and this would potentially cause an investor or an existing shareholder to lose all or part of his investment.

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

The Stardust Mine, Yuma County Arizona, Eagletail Mining District

The Company holds the mineral rights to approximately 400 acres of BLM lode claims which includes the Stardust Mine in Yuma County Arizona, the Eagletail Mining District. Exploration work began on the property starting in October 1, 2015. The Stardust Mine is a disseminated Gold Property.

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

The current lode claims “Star1 – Star20” held from dates:

•Location date of Claims Star1 thru Star4 - located Star4 May 19, 2015 to Sept 1 2019.

•Location of Claims Star5 thru Star20 - located Sept 12th,2015 to Sept 1st 2019.

•Stardust claims (Star1 –Star20) are United States federal unpatented lode claims.

•Stardust project is an Exploration project.

•Project name: Stardust

•Claim names: Star1 through Star20

•List of claims at Stardust project included in below compiled listing of Stardust project claims:

These claims can be found recorded in the Phoenix BLM system and accessed through the online LR2000 system found at: https://www.blm.gov/lr2000/

AMC Number	Name	Loc Date	Maintenance Paid to	Type	Surface Owner	Mineral Owner
AMC433664	Star1	5/19/2015	1-Sep-19	Lode	BLM	BLM
AMC433665	Star2	5/19/2015	1-Sep-19	Lode	BLM	BLM
AMC433666	Star3	5/19/2015	1-Sep-19	Lode	BLM	BLM
AMC433667	Star4	5/19/2015	1-Sep-19	Lode	BLM	BLM
AMC433914	Star5	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433915	Star6	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433916	Star7	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433917	Star8	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433918	Star9	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433919	Star10	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433920	Star11	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433921	Star12	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433922	Star13	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433923	Star14	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433924	Star15	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433925	Star16	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433926	Star17	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433927	Star18	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433928	Star19	9/12/2015	1-Sep-19	Lode	BLM	BLM
AMC433928	Star20	9/12/2015	1-Sep-19	Lode	BLM	BLM

•A yearly maintenance payment is due prior to Sept 1st of each year.

•Tombstone Exploration Corporation responsible for paying fees.

•Mr. Alan Brown, President and CEO.

•Stardust project currently has area of approximately 413.2 acres.

•Stardust Project / property: A block of continuous claims (a claim block) of 20 claims called Star claims (Star1 – Star20).

•The Star claims are found within Sections 1 & 2, T2S,R11W, Gila and Salt Base and Meridian, Yuma County, Arizona, USA.

See attached Stardust Project maps:

•A State scale map titled “Tombstone Exploration Corporation, State Index map & location of Stardust project.” – This map shows an inset US map, as well as a larger scale Arizona map showing relative position of the Stardust project area within the State.

Arizona
Stardust Project
N
0
50
100
miles
1:3,000,000
1" = 63.1 miles
Jan 4th, 2016

•A regional scale map titled: “Regional Access Map – Stardust Project – Tombstone Exploration Corp.” with the Stardust claims, county, Interstate, and regional urban areas displayed, as well as 100k scale USGS topographic background.

Regional Access Map - Stardust project - Tombstone Exploration Corporation

Wickenburg, AZ
Phoenix-Mesa, AZ
Quartzsite, AZ
I-10
La Paz Co.
Goodyear North
Stardust
Maricopa Co.
Buckeye, AZ
Yuma Co.
I-8
Yuma, AZ-CA
Ajo, AZ
SW Arizona Regional Map
N
0
5
10
miles
1:400,000 scale
1"= 6.3 miles
I-10
La Paz
Stardust Project
Legend
Interstate Highways
Line
Cities / urban areas
Urban areas
Stardust Claims
Stardust Star claims
Route_Stardust
I-10 to Stardust
County boundaries
Inset area
Background raster 100,000 scale
USGS topographic maps Salome, AZ,
and Little Horn Mtns,
1/4/2017

•A project scale map plotted at 1” = 1000’ - Map Titled “Tombstone Exploration, Stardust claims, Yuma Co.” shows the Stardust project area and lode claims held by Tombstone Exploration Corporation. Additionally, a USGS quadrangle 7.5 minute background image is present within the map showing planimetric, topographic features, and roads within and outside the project area.

An Application to conduct exploration trenching and drilling on the Stardust Claim block was received by the Bureau of Land Management on March 18, 2016. This work program started mid 2017 subsequent to the Company’s Reclamation Bond’s acceptance by the US Bureau of Land Management on May 17, 2017. Prior to May 2017, the Company’s Notice Application to conduct exploration drilling plan was accepted. The Company has engaged Harris Exploration Drilling and Associates, Inc., a Nevada company, to commence drilling on the Stardust Claim.

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

Quartz veins are present in outcrop, subcrop, float, & in historical mining dumps. In addition to these strong precious metal values found in samples, additional observations at Stardust include:

•The presence of chalcedonic quartz veins.

•Crushed veins & and multi-phase cemented - banded silica veins, & silicification.

•Abundant drusy textures (boiling level and vapor phase)

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

Stardust Mine Events for years ended December 31, 2017 and 2018:

•As announced on May 30, 2017, the Company’s Reclamation Bond was accepted on May 17, 2017, by the BLM, and prior to this, the Notice Application to conduct exploration drilling plan was accepted. The Company has engaged Harris Exploration Drilling and Associates Inc. (Harris Drilling), a Nevada company to commence drilling on the Stardust property the first week of June. Harris Drilling has been in business for over fifty years and has worked for many of the top mining and exploration companies in the world. This first phase drilling program is designed to establish strike length and test grades over a large enough width within the defined chlorite hematite hosted vein system. The drilling will attempt to define structural continuity (vein continuity along strike), grade of veins and hosting chl-hem zone, and find the width of structures. The program, as designed, should also demonstrate grade at reasonably shallow depths. The lowest drilling angle -45 degrees is envisioned for this program. This phase will include approximately 3000 ft of drilling. The mineralization present at the Stardust Project appears to be located within detachment related veins hosted by intensively chloritic and hematitic host rocks. The vein system has been sampled over a strike of approximately 3200 feet (975 meters). These veins appear to be a feeder system of an extensive partially eroded low angle fault system regionally present.

•As announced on July 5, 2017, the first two holes Core(HQ) of drilling were completed. The first hole (SDD1) was completed at a depth of 350 ft and the second hole (SDD2) was completed at 290ft at the 100% owned Stardust claim block located in Yuma County, Arizona. This first drill program is expected to drill 6–8 holes totaling 3000 ft. The Stardust drilling campaign is targeting an epithermal precious metals (gold, silver ) system. Harris Exploration Drilling and Associates Inc. (Harris Drilling), a Nevada company, commenced drilling on June 10th. The core samples from the first two holes were delivered to Skyline Assayers and Laboratories in Tucson, Arizona on July 3rd. The samples will be crushed and pulverized with standard steel and then proceed to be fire assayed for Gold and a 24 multi-element Geochemistry for Silver and multiple other trace elements. This first phase drilling program is designed to establish strike length and test grades over a large enough width within the defined chlorite hematite hosted vein system. The drilling will attempt to define structural continuity (vein continuity along strike), grade of veins and hosting chl-hem zone, and find the width of structures. The program, as designed, should also demonstrate grade at reasonably shallow depths. The lowest drilling angle -45 degrees is envisioned for this program.

•As announced on August 30, 2017, the third and fourth holes Core(HQ) of drilling were completed by Harris Drilling and Associates Inc. on July 26, 2017. The third hole (SDD3) was completed at a depth of 175 ft and the fourth hole (SDD4) was completed at 293 ft at the 100% owned Stardust claim block located in Yuma County, Arizona. Phase 2 drilling is scheduled for September. The Stardust drilling campaign is targeting an epithermal precious metals (gold, silver) system. The core samples from the third and fourth holes were delivered to Skyline Assayers and Laboratories in Tucson, Arizona, on July 28th. The samples will be crushed and pulverized with standard steel and then proceed to be fire assayed for gold and a 24 multi-element Geochemistry for silver and multiple other trace elements.

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

Holes 3 and 4 are designed to test projection of gold mineralization in outcrop veins and silicification found just NE of one of the original shafts on the property. We look forwarding to receiving and reviewing the assay results and sharing with our shareholders, as there have been multiple locations of veins throughout the core that we have sent for assay.”

•As announced on December 5, 2017, Nine RC drill holes totaling 5000’ were completed at the Stardust project in November. Drilling focused mostly on the western half of the property with -45 degree inclined holes. The main Stardust Mine structure, which strikes just north of due east, and secondary NE fault splays on its north side were primary targets. Drill holes across these structures consistently intercepted intervals of quartz veining, strong silicification, and associated iron oxide minerals, all prospective for gold-silver mineralization. Wall rocks to the veins included propylitically altered monzonite intrusive, meta-volcanic, and meta-sedimentary rocks. Most of the 2017 drilling occurred in an area of thin (25-90’) gravel cover created by downward offset on the N and NW sides of E-W and NE structures. Blind structural drill targets were partly resolved with the 2015 Zonge Engineering ground magnetic data, and partly discernible from detailed air photos and geologic mapping. Though the gravel contains angular fragments of gold-silver bearing, banded epithermal quartz vein material, it hindered historic development work at Stardust during the 1920’s, by obscuring in place quartz veins.

The overall Stardust epithermal system appears differentially eroded from east to west. East of the historic mine shafts, exposures are good. Rock chip gold-silver results improve nearer to the historic Stardust mine shafts, which are located in a central corridor where the precious metals zone is better preserved from erosion, but incompletely covered by gravel. Drill holes SDR 5 and 6 tested this corridor. Drill holes SDR 7 through SDR 13 targeted quartz veins beneath gravel cover up to 300’ north and 1500’ west of the historic shafts. These holes encountered the strongest quartz vein intervals, up to 55’ thick. Quartz vein intervals were encountered through a depth range from just below the gravel cover to downhole depths up to 615’, suggesting good preservation of the precious metals zone at depth. About 1300’ west of the Stardust shaft, a prominent NE structure further down-drops tertiary volcanic rocks into fault contact with older intrusive and metamorphic rocks that host the known quartz veins. SDR 12 was collared in the hanging wall of this structure and encountered a thicker gravel sequence, tertiary volcanic rocks, and quartz veining at the fault contact between the tertiary volcanic rocks and pre-tertiary basement rocks, as well as additional quartz veins and silicification in the basement rocks. Strong alteration and structurally-controlled quartz veining continue to the western extent of the 2017 drilling, leaving the Stardust epithermal system open to the west and potentially still strengthening to the west. This drill program clearly shows the Stardust project contains an epithermal alteration system much larger and stronger than indicated by the restricted historic workings and surface exposures and requires further drilling to determine its size. The strength and extent of quartz veining and silicification observed during the drill program suggest excellent potential for significant gold and silver results. All 1000 samples are presently at Skyline Assayers and Laboratories in Tucson, Arizona. Results are expected in 4-6 weeks.

In summary, the recently completed 9-hole drill program at Stardust has successfully confirmed the presence of quartz veins outside of previously tested areas at the Stardust property. The drilling identified strong quartz vein structures along the trend for over 1500 feet west of the historic Stardust shafts. Drilling encountered quartz veins and metallic mineralization in the area outside the historic underground workings. This suggests that there could be additional precious metal resources in known structures west of the historic mines.

•As announced on February 8, 2018, the Company announced the results from the phase two drill on the Stardust Gold Project as follows. Tombstone Exploration completed 13 holes totaling 6200’ at the Stardust project in 2017. Drilling focused mostly on the western half of the property with -45degree inclined holes. The main Stardust Mine structure, which strikes just north of due east, and secondary NE fault splays on its north side were primary targets. Drill holes across these structures consistently intercepted intervals of quartz veining, strong silicification, and associated iron oxide minerals, all prospective for gold-silver mineralization. Wall rocks to the veins included propylitically altered monzonite intrusive, meta-volcanic, and meta-sedimentary rocks. Most of the 2017 drilling occurred in an area of thin (25-90’) gravel cover created by downward offset on the N and NW sides of E-W and NE structures.

The overall Stardust epithermal system appears differentially eroded from east to west. East of the historic mine shafts, exposures are good. Rock chip gold-silver results improve nearer to the historic Stardust mine shafts, which are located in a central corridor where the precious metals zone is better preserved from erosion, but incompletely covered by gravel. Drill holes SDR 5 and 6 tested this corridor. Drill holes SDR 7 through SDR 13 targeted quartz veins beneath gravel cover up to 300’ north and 1500’ west of the historic shafts. These holes encountered the strongest quartz vein intervals, up to 55’ thick. Quartz vein intervals were encountered through a depth range from just below the gravel cover to downhole depths up to 615’, suggesting good preservation of the precious metals zone at depth. About 1300’ west of the Stardust shaft, a prominent NE structure further down-drops tertiary volcanic rocks into fault contact with older intrusive and metamorphic rocks that host the known quartz veins. SDR 12 was collared in the hanging wall of this structure and encountered a thicker gravel sequence, tertiary volcanic rocks, and quartz veining at the fault contact between the tertiary volcanic rocks and pre-tertiary basement rocks, as well as additional quartz veins and silicification in the basement rocks. Strong alteration and structurally-controlled quartz veining continue to the western extent of the 2017 drilling, leaving the Stardust epithermal system open to the west and potentially still strengthening to the west. To date all drill results had lower grade gold than expected on this small area of drilling. Tombstone has drilled through incredible large quartz vein intercepts with this drill campaign and nearly every section sent for assay carried gold, leaving Tombstone highly optimistic on identifying greater quantities on the remaining 396 acres of the Stardust Property.

In addition to the gold assays Tombstone also had its lab prepare Analysis of 29 additional elements which included lithium. There were interesting lithium numbers in all the drill holes of which we did not expect. Although the lithium numbers are also considered low grade it will now be added to our exploration plan. Lithium is hosted in a pregmatite composition that is similar to granite with abundant quartz. The third phase drill area has a number of pregmatite outcrops of which we will be included in our next drill targets.

The first two phases of drilling were designed to establish strike length and test grades over a large enough width within the defined chlorite hematite hosted vein system. The drilling was to define structural continuity (vein continuity along strike), grade of veins and hosting chl-hem zone, and find the width of structures.

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

1. Conduct additional inclined and vertical drilling for the following purposes:

•Evaluate the width of structural targets such as dikes, fissures, and veins;

•Confirm silver mineralization across the targets;

•Evaluate potential mineralization below the water table in the target areas;

•Provide fresh samples for mineralogical and metallurgical testing; and,

•Conduct in-fill and/or extension drilling where necessary.

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

As of June 30, 2010, 4,080 feet of drilling had been completed. Also, during this period, additional geologist investigation was undertaken to further assess the potential for porphyry copper exploration targets on the Tombstone property. The Company has been in contact with geophysical contractors to develop a plan, budget and timeline for this phase of the project. Planning is on-going and work may include geochemical surveys as well.

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

SRK made the following recommendations in the Report:

•Compile and analyze all available district-wide data and use that analysis to define and prioritize future targets.

•Convert historical and current drill logs to digital format logs, re-logging holes that have incomplete logs.

•Digitize all geochemical data.

•Use industry-standard software for mapping and record-keeping.

•Conduct surface geophysical surveys over targets identified by the ZTEM airborne survey.

•Compile all data in a GIS database, and analyze coincident anomalies to define drill targets.

•Define a drill program and budget.

2017 drill program

The Company completed 13 holes totaling 6200’ at the Stardust project in 2017. Drilling focused mostly on the western half of the property with -45 degree inclined holes. The main Stardust Mine structure, which strikes just north of due east, and secondary NE fault splays on its north side were primary targets. Drill holes across these structures consistently intercepted intervals of quartz veining, strong silicification, and associated iron oxide minerals, all prospective for gold-silver mineralization. Wall rocks to the veins included propylitically altered monzonite intrusive, meta-volcanic, and meta-sedimentary rocks. Most of the 2017 drilling occurred in an area of thin (25-90’) gravel cover created by downward offset on the N and NW sides of E-W and NE structures.

The overall Stardust epithermal system appears differentially eroded from east to west. East of the historic mine shafts, exposures are good. Rock chip gold-silver results improve nearer to the historic Stardust mine shafts, which are located in a central corridor where the precious metals zone is better preserved from erosion, but incompletely covered by gravel. Drill holes SDR 5 and 6 tested this corridor. Drill holes SDR 7 through SDR 13 targeted quartz veins beneath gravel cover up to 300’ north and 1500’ west of the historic shafts. These holes encountered the strongest quartz vein intervals, up to 55’ thick. Quartz vein intervals were encountered through a depth range from just below the gravel cover to downhole depths up to 615’, suggesting good preservation of the precious metals zone at depth. About 1300’ west of the Stardust shaft, a prominent NE structure further down-drops tertiary volcanic rocks into fault contact with older intrusive and metamorphic rocks that host the known quartz veins. SDR 12 was collared in the hanging wall of this structure and encountered a thicker gravel sequence, tertiary volcanic rocks, and quartz veining at the fault contact between the tertiary volcanic rocks and pre-tertiary basement rocks, as well as additional quartz veins and silicification in the basement rocks. Strong alteration and structurally-controlled quartz veining continue to the western extent of the 2017 drilling, leaving the Stardust epithermal system open to the west and potentially still strengthening to the west. To date all drill results had lower grade gold than expected on this small area of drilling. Tombstone has drilled through incredible large quartz vein intercepts with this drill campaign and nearly every section sent for assay carried gold, leaving Tombstone highly optimistic on identifying greater quantities on the remaining 396 acres of the Stardust Property.

In additition to the gold assays Tombstone also had its lab prepare Analysis of 29 additional elements which included lithium. There were interesting lithium numbers in all the drill holes of which we did not expect. Although the lithium numbers are also considered low grade it will now be added to our exploration plan. Lithium is hosted in a pregmatite composition that is similar to granite with abundant quartz. The third phase drill area has a number of pregmatite outcrops of which we will be included in our next drill targets.

The first two phases of drilling were designed to establish strike length and test grades over a large enough width within the defined chlorite hematite hosted vein system. The drilling was to define structural continuity (vein continuity along strike), grade of veins and hosting chl-hem zone, and find the width of structures.

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

Compile all data in a GIS database, and analyze coincident anomalies to define drill

Define a drill program and budget.

			Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona

2016-17	$1,425,000	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine Geophysical Mapping & Sampling Additional Sampling and Trenching of properties Drilling Assays	Professional Geologists sampling of Stardust Various Professional Engineers and Geologists from the State of Arizona
2017-18	$1,425,000	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine; drilling and bond reclamation Geophysical Mapping & Sampling Additional Sampling and Trenching of properties Drilling Assays

Professional Geologists sampling of Stardust

Various Professional Engineers and Geologists from the State of Arizona

Harris Exploration Drilling and Associates, Inc. (Drilling on Stardust Property May 2017)

2019-2020	$4,000,000 (1)(3)	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine; drilling and bond reclamation Geophysical Mapping & Sampling Additional Sampling and Trenching of properties Drilling Assays Strategic joint ventures	Professional Geologists sampling of Stardust Various Professional Engineers and Geologists from the State of Arizona

(1) Our budget for 2019-2020 consists of the following expenses for a total of $4,000,000:

•Strategic Joint Ventures $3,560,000;

•Additional Exploration work on Stardust Property; $100,000

•Management, Office and Employee Expenses: $180,000;

•Professional Service Expenses: Legal, Accounting, Audits: $60,000;

•BLM Claims and Permit Expenses: $80,000

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

(3) We raised $165,500 during the year ended December 31, 2018 to cover the operating expenses of the Company and require an additional ~$3.22M for our proposed 2019 activities. To date in 2019, we have raised $785,000 to fund our operations, which included $350,000 in non-recourse promissory notes which are secured against the future revenues of the Company, bears interest at 15% per annum, and is due in quarterly payments commencing April 30, 2019 through to January 31, 2021, and $435,000 of share subscriptions for the issuance of 145,000,000 common shares of the Company at $0.003 per share. As of the date of this filing, the common shares have not been issued.

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

D. Property, Plants and Equipment

Our principal executive office is located at 6529 E. Friess Drive, Scottsdale, AZ 85254. Additionally, we share this space with our wholly owned subsidiary, TEMC. Pursuant to our lease executed January 1, 2016, we rent both office and storage space for $1,000 per month for a 5 year term. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The Company has the mineral rights to approximately 640 acres of historical mining land in areas around Tombstone, Arizona. The Tombstone Project is located on patented mining claims, unpatented mining claims and state lands administered by the ASLD.

Our Properties

SUMMARY OF THE COMPANY’S MINING CLAIMS
Number / Type of Claims	Ownership / Interest in Property	Duration of Interest	Location	Acreage	Agreements / Royalties	Annual Fees / Maintenance / Permits
8 Patented Lode Claims	Undivided 100 percent mineral interest in the claims as both the record mineral owner and the assessed mineral owner No surface rights	Claims are valid as long as the Company continues to hold title.	Private Land	145.58 acres	-	None
1 State of Arizona Mineral Exploration Permits	Exclusive right to explore for and develop minerals on the lands. State of Arizona is the record surface and mineral owner of land. Company is the record permittee of the state lands.	These permits are valid and each must be renewed every year.	Arizona state lands	450 acres	State mineral exploration permits, if converted to mining leases, will have royalties assigned to them by the State of Arizona.

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

20 Unpatented Lode Claims	Fully controlled by the Company. Company has the right to enter for exploration purposes. No surface rights.	These claims are valid and each must be renewed each year.	U.S. federal lands administered by U.S. Bureau of Land Management (BLM).	400 acres	No royalty agreements on federal mining claims.	Annual maintenance fees for the claims, as follows: $155 for claim annual maintenance renewal fee to the BLM, in lieu of annual assessment work.

THE COMPANY’S PATENTED MINING CLAIMS
CLAIM NAME	MINERAL SURVEY NO.	CLAIM ACREAGE
Maine	M.S. # 579	18.33
Merrimac	M.S. # 175	20.61
Clipper	M.S. # 273	13.41
Triple X	M.S. # 577	15.27
Brother Jonathan	M.S. # 578	17.28
Lowell	M.S. # 797	20.59
May	M.S. # 317	19.43
Red Top	M.S. # 190	20.66

TOTAL ACREAGE OF PATENTED MINING CLAIMS:		145.58

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

The deposition of the Mesozoic sedimentary rocks was followed by a period of deformation and igneous activity. Late Cretaceous time was marked by eruptive and intrusive activity associated with the Tombstone volcanic center that probably formed within a continental-margin arc. The Tombstone volcanic center erupted the Uncle Sam Tuff at 73.5 +/- 2.8 Ma, and an irregularly shaped caldera formed as a consequence of collapse into the evacuated magma chamber. These events were accompanied by emplacement of the Schieffelin granodiorite, diorite stocks and plugs, and andesite dikes. Silver mineralization is directly associated with the folding, faulting, igneous intrusions, and fissuring of this period: north-south (dike) fissures, faults, anticlines and rolls, and—in the western area in particular—with the north-south trending dikes and cross-cutting northeast-trending fissures. Most of the silver deposits are associated with at least two structural features, often at their intersection. Rocks of the Tombstone volcanic center postdate Laramide thrust faulting and are little deformed.

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

2.Metal diversity

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

3.Cost of development and operation

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

ITEM 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2015 to December 31, 2018 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Year Ended December 31, 2018 Compared to Years Ended December 31, 2015, 2016, and 2017

For the years ended December 31, 2015 through December 31, 2018, we did not receive any revenue from various mining claims and properties.

Year ended December 31,	Net Loss	Loss per Share
2018	$558,974	$0.00
2017	$931,290	$0.00
2016	$1,169,425	$0.00
2015	$716,943	$0.00

The net loss for the year ended December 31, 2018 was attributed to $24,918 of general and administrative expenses, $240,000 of management and directors’ fees, $95,114 of professional fees, $137,074 of consulting service fees, $23,084 of mineral property exploration costs, offset by a gain on settlement of debt of $23,577.

The net loss for the year ended December 31, 2017 was attributed to $18,214 of general and administrative expenses, $380,411 of management and directors’ fees, $111,647 of professional fees, $27,032 of consulting service fees, $290,125 of mineral property exploration costs, offset by a gain on settlement of debt of $24,125. The Company’s net loss in 2018 decreased compared to 2017 as the Company incurred less management and director fees, professional fees, and mineral property exploration costs, as well as decrease in accretion expense and loss on fair value of derivative liabilities.

The net loss for the year ended December 31, 2016 was attributed to $60,600 of general and administrative expenses, $774,625 of management and directors’ fees, $64,373 of professional fees, $55,756 of consulting service fees, $5,419 of mineral property exploration costs, offset by a gain/loss on settlement of debt of $2,754. The decrease in the net loss in 2017 compared to 2016 was due to the fact that we incurred more management and director’s fee in 2016 due to share-based compensation as our share price was trading at a higher average price in 2016 compared to 2017. This was offset by the fact that we had more mineral property costs in 2017 as we spent more of our funding and operating efforts on the exploration of our properties.

The net loss for the year ended December 31, 2015 was attributed to $53,686 of general and administrative expenses, $135,000 of management and directors’ fees, $77,495 of professional fees, $70,849 of consulting service fees, $10,987 of mineral property exploration costs, offset by a gain/loss on settlement of debt of $0. Furthermore, the Company recorded a $0 gain/loss on conversion of debt, $202,193 loss on the fair value of the derivative liabilities and accretion and interest expense of $166,733. The Company’s net loss in 2015 decreased compared to 2016 as the Company incurred less consulting fees, professional fees, and accretion expense offset by an increase in the loss on fair value of derivative liabilities.

B. Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors and issuance of convertible notes payable. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in fiscal 2019-2020. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

At December 31, 2018, we had cash on hand of $39,858 as compared to $51,311 as of December 31, 2017, and $17,063 as at December 31, 2016. Total liabilities consisted of accounts payable, accrued liabilities, and amounts due to related parties, convertible debentures, and derivative liabilities totaling $515,381 in 2018 (2017- $372,452) (2016- $244,257). The overall increase in liabilities is due to a higher notes payable and amounts due to related parties during the year.

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

F. Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2018, 2017 and 2016 that will require significant cash outlays in the future.

G. Safe Harbor

Forward Looking Statements

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “shall,” “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

•our direction and future operation;

•the implementation of our principal operating strategies, including our potential participation in acquisition, divestiture or joint venture transactions or other investment opportunities;

•the implementation of our financing strategy and capital expenditure plans;

•the exploration of mineral reserves and development of mining facilities;

•trends in commodity prices and demand for commodities;

•the future impact of competition and regulation;

•the payment of dividends or interest on shareholders' equity;

•industry trends, including the direction of prices and expected levels of supply and demand; and

•other factors or trends affecting our financial condition or results of operations.

We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution shareholders that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results to differ materially from those in the forward-looking statements.

The forward-looking statements included in the annual report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this annual report. These risks are not exhaustive. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement. An investor in our Company should not rely upon forward looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or otherwise.

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

Daniel A. Cistone(1) Director Age 68	Independent director of the Company
Donald Rauch(2) Director Age 71	Independent director of the Company
Mark Mehok(3) Director Age 50	Independent director of the Company

(1) Mr. Cistone was appointed as a member of the Board of Directors on January 7, 2016.

(2) Mr. Rauch was appointed as a member of the Board of Directors on October 12, 2017

(3) Mr. Mehok was appointed as a member of the Board of Directors on July 1, 2018

Alan M. Brown, President & CEO – Mr. Brown is the company’s President and Chief Executive Officer. He has an extensive background in accounting and mining exploration, along with experience in corporate mergers and acquisitions, real estate acquisitionand development. Prior to founding TMBXF, Mr. Brown spent several years working for a Chartered Accounting firm on Vancouver Island. He was also the chief controller for a Canadian real estate development company involved in multi-million dollar projects. Mr. Browns has been involved in the Public Markets since 2001 as senior board member of all companies that he has worked with.

Daniel A. Cistone, Chairman of the Board - Mr. Cistone brings his broad technical background and proven boardroom leadership experience to the role of Chairman. He has strong experience and expertise in finance, which includes acquisitions and startups both domestically and abroad, as well as management of those companies, and will be a huge asset to the Company. Mr. Cistone is the President of Daniel A. Cistone’s Consulting LLC. and serves as a Director on several corporate and local boards in his community. Previously, he spent 40 years with M&C Specialties Co., a global fabrication company as CFO/CEO. He received his BSBA in Accounting from Villanova University, Villanova, PA.

Donald Rauch, Director - Mr. Rauch graduated in 1969 from Michigan State University cum laude in Business Administration. Mr. Rauch was President and CEO from 1995-2007 of M & C Specialties Co, a leading global fabricator/converter of pressure sensitive materials. He grew the business from a one plant operation in Philadelphia to an international business with plants in Ireland, Mexico, China and California. M & C Specialties was sold to ITW in June of 2007. His Board experience is extensive being M&C Specialties 1973 through 2007, Creative Financial Group Advisory Council, Warminster Hospital, Gasket Fabricators Assoc., Delaware Valley Industrial Resource Center, Laminators Inc., and Airline Hydraulics Inc.

Mr. Mark Mehok – Mr. Mehok graduated in 1991 from the University of Pittsburgh with a BS in Sports Medicine. He then went on to obtain his Master of Science from Widener University in 1996 and then his MBA from Penn State University in 2001. He was a practicing Physical Therapist prior to establishing 2M Sales and Development which is an independent Sales and Distribution company in the Healthcare and Medical device space. He still acts as the President of 2M Sales and Development. He is an Investor in numerous start up companies, many of which he acts as an advisor to.

Additional Information

There are no familial relationships between our officers and directors.

The above listed officers and directors were not selected as directors or members of senior management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

B. Compensation

During the fiscal year ended December 31, 2018, and December 31, 2017 the aggregate remuneration paid to directors in their capacity as directors of our Company was $80,000 and $75,000, respectively. Management fees totaling $360,000 was paid to directors and officers for each of the years ended December 31, 2018 and 2017. During the fiscal year ended December 31, 2016, the aggregate remuneration paid to directors in their capacity as directors of our Company was $Nil. Management fees totaling $774,625 was paid to directors and officers. During the fiscal year ended December 31, 2015, the aggregate remuneration paid to directors in their capacity as directors of our Company was $Nil. Management fees totaling $135,000 was paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal years ended December 31, 2018 and 2017 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All other Compensation
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions
Alan M. Brown (1) President, CEO, CFO and Director	2018	$180,000	NIL	20,000	NIL	5,000,000	NIL
	2017	$180,000	NIL	30,000	NIL	10,000,000	NIL
	2016	$180,000	NIL	NIL	NIL	15,000,000	NIL
	2015	$135,000	NIL	NIL	NIL	NIL	NIL
Daniel A. Cistone(2) Director	2018	NIL	NIL	20,000	NIL	5,000,000	NIL
	2017	NIL	NIL	30,000	NIL	10,000,000	NIL
	2016	NIL	NIL	NIL	NIL	5,000,000	NIL
	2015	NIL	NIL	NIL	NIL	NIL	NIL
Donald Rauch(3) Director	2018	NIL	NIL	20,000	NIL	5,000,000	NIL
	2017	NIL	NIL	15,000	NIL	5,000,000	NIL
	2016	NIL	NIL	NIL	NIL	NIL	NIL
	2015	NIL	NIL	NIL	NIL	NIL	NIL
Mark Mehok(4) Director	2018	NIL	NIL	20,000	NIL	5,000,000	NIL
	2017	NIL	NIL	NIL	NIL	NIL	NIL
	2016	NIL	NIL	NIL	NIL	NIL	NIL
	2015	NIL	NIL	NIL	NIL	NIL	NIL
Robert M. Hughes(5) Director	2018	NIL	NIL	NIL	NIL	NIL	NIL
	2017	NIL	NIL	NIL	NIL	NIL	NIL
	2016	NIL	NIL	NIL	NIL	5,000,000	NIL
	2015	NIL	NIL	NIL	NIL	NIL	NIL
Steve Radvak(6) Former Vice President of Exploration and Director	2018	NIL	NIL	NIL	NIL	NIL	NIL
	2017	NIL	NIL	NIL	NIL	NIL	NIL
	2016	NIL	NIL	NIL	NIL	NIL	NIL
	2015	NIL	NIL	NIL	NIL	NIL	NIL
Barry N. Klein(7) Former Director	2018	NIL	NIL	NIL	NIL	NIL	NIL
	2017	NIL	NIL	NIL	NIL	NIL	NIL
	2016	NIL	NIL	NIL	NIL	NIL	NIL
	2015	NIL	NIL	NIL	NIL	NIL	NIL
Anthony C. Schnur(8) Former Director	2018	NIL	NIL	NIL	NIL	NIL	NIL
	2017	NIL	NIL	NIL	NIL	NIL	NIL
	2016	NIL	NIL	NIL	NIL	5,000,000	NIL
	2015	NIL	NIL	NIL	NIL	NIL	NIL

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

(3) Mr. Rauch was appointed as a member of the Board of Directors on October 12, 2017.

(4) Mr. Mehok was appointed as a member of the Board of Directors on July 1, 2018.

(5) Mr. Hughes was appointed as a member of the Board of Directors on February 1, 2016 and resigned on March 2, 2017

(6) Mr. Radvak resigned from his positions as Vice President of Exploration and a member of the board of directors on August 13, 2015.

(7) Mr. Klein resigned from his position as a member of the Board of Directors on June 1, 2015.

(8) Mr. Schnur was appointed as a member of the Board of Directors on August 1, 2015. Mr. Schnur is no longer a director of the Company as the board elected to forego the renewal of his agreement to provide services as of August 2016.

C. Board Practices

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Certificate of Incorporation and Bylaws. Our incumbent directors continue their service, in their current capacity, until they either resign or are removed and until their successors are elected. The Company's last annual regular general meeting was held on September 6, 2001, at which time Alan Brown was elected as a Director. Mr. Brown has continued in his office as Director since his election in 2001. Director vacancies may be filled by a majority of the remaining directors or by a sole remaining director. On January 28, 2010, Steven Radvak was elected to serve as a member of the Board of Directors by the sole remaining director, Alan Brown. Mr. Radvak resigned from all positions on August 13, 2015. On May 18, 2011, Laird Cagan was elected as a Director to the Company. On December 31, 2012, Laird Cagan resigned as a Director of the Company. On August 22, 2014, Mr. Barry Klein was appointed to serve as a member of the Board of Director and served until June 1, 2015 when he resigned. On August 1, 2015 Mr. Schnur was appointed as a member of the Board of Directors. On January 7, 2016, Mr. Cistone was appointed as a member of the Board of Directors February 1, 2016 on January 7, 2016, Mr. Hughes was appointed as a member of the Board of Directors. On August 1, 2016, the Company elected not to renew Mr. Schnur’s agreement to provide services and he was terminated as a director of the company. On March 2, 2017 Mr. Hughes resigned as a member of the board of directors. On October 12, 2017, Mr. Rauch was appointed as a member of the Board of Directors. On July 1, 2018 Mr. Mehok was appointed as a member of the Board of Directors.

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

D. Employees

As of December 31, 2018, and 2017, we had 1 employee, Alan Brown. The Company engages various consultants as independent contractors to assist the Company with its drilling programs. The Company has no relationship with any labor/trade unions.

E. Share Ownership

There were 666,651,265 common shares issued and outstanding as of May 7, 2019 and December 31, 2018. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name and Position	Number of Common Shares Beneficially Owned as of April 15, 2019(1)	Percentage
Alan M. Brown President, CEO, CFO and Director	37,479,885(2)	5.62%
Daniel A. Cistone Director	31,666,666(3)	4.75%
Donald Rauch Director	18,333,333(4)	2.75%
Mark Mehok Director	23,750,000(5)	3.56%
Aggregate owned by Officers and Directors	111,229,884	16.68%
Robert Hughes Former Director	10,000,000(6)	1.5%

(1) The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

(2) The beneficial ownership of Alan Brown includes shares directly held by Mr. Brown and 22,051 common shares owned by his wife.

(3) The beneficial ownership of Daniel Cistone includes shares directly held by Mr. Cistone and 11,666,666 common shares owned by his wife.

(4) The beneficial ownership of Donald Rauch includes shares directly held by Mr. Rauch.

(5) The beneficial ownership of Mark Mehok includes shares directly held by Mr. Mehok and 3,750,000 common shares owned by his three children, for which he has dispositive voting control.

(6) The beneficial ownership includes shares directly held by of former Director Robert Hughes, who resigned on March 2, 2017.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of May 7, 2019, the following table shows beneficial owners of more than five (5%) of our common shares. The shareholders listed below have the same voting rights as all other shareholders.

Name	Number of Common Shares Beneficially Owned as of April 15, 2019	Percentage
Alan M. Brown President, CEO, CFO and Director	37,479,885	5.62%
Tom Reid Investor	40,500,000	6.07%
Gregory Ross Investor	43,333,334	6.50%

B. Related Party Transactions

As at December 31, 2018, the Company owed $357,074 (2017- $234,850) (2016 - $89,468) to the President of the Company for management fees and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2018, the Company incurred $180,000 (2017 - $180,000) (2016 - $180,000) to the President of the Company for management fees.

C. Interests of Experts and Counsel

None.

ITEM 8. Financial Information

A. Financial Statements And Other Financial Information

The Company's financial statements, included as an exhibit to this Report, are incorporated into this Report by reference.

Legal Proceedings

On August 21, 2014, the Company filed a lawsuit in the United States District Court for the District of Utah against EuroGas Utah, EuroGas, A.G., a Swiss stock corporation (“EuroGas Swiss”), ZB Capital, A,G., a Swiss corporation and Riata Minerals, Inc., et al. (collectively, the “Defendants”) for breaches of various agreements, including the Stock-for-Stock Exchange Agreement dated December 10, 2013 and Defendants financing commitment to the Company. The Company engaged in settlement negotiations to resolve the matter. In November 2014, the lawsuit against EuroGas Swiss was dismissed as a result of the parties’ agreement to certain terms for EuroGas, Inc. to continue with its financing commitment. Subsequently, in March 2015, the Company refiled the lawsuit as a result of non-performance by the defendants. The litigation against Eurogas was settled in 2018. On November 20, 2018, the judge entered an order in favor of Tombstone for $190,248 in attorney’s fees and costs. To date Eurogas has not attempted to pay the judgment voluntarily and the Company has not taken any formal action to enforce the judgment but intends to pursue collection and other legal remedies. There is no certainty the Company will be successful in collecting on the judgment.

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

B. Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date, no significant changes have occurred since December 31, 2018.

ITEM 9. The Offer and Listing

The following table lists the high and low closing sale prices for the Company's common stock for the periods indicated as reported by the Over the Counter Markets:

YEAR/PERIOD	HIGH	LOW
Q1 2015	.0193	.0086
Q2 2015	.035	.002
Q3 2015	.024	.0102
Q4 2015	.020	.0055
Q1 2016	.0159	.007
Q2 2016	.015	.007
Q3 2016	.017	.0072
Q4 2016	.0125	.0052
Q1 2017	.009	.004
Q2 2017	.0149	.0045
Q3 2017	.0149	.0055
Q4 2017	.0101	.0040
Q1 2018	.0075	.0031
Q2 2018	.0068	.0030
Q3 2018	.0069	.0030
Q4 2018	.0040	.0021

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

F. Dividends and Paying Agents

Not required.

G. Statement By Experts

The financial statements of our Company as of December 31, 2018 and 2017 included in this report has been audited by Sadler, Gibb & Associates, LLC, as stated in the reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of our Company as of December 31, 2016 and 2015 included in this report has been audited by Anton & Chia LLP, as stated in the reports appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15 Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Based on an evaluation as of December 31, 2018, our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the year ended December 31, 2018, management identified the following weaknesses, which were deemed to be material weaknesses in internal controls:

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control-Integrated Framework. Based on its evaluation, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2018.

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

Changes in Internal Control and Financial Reporting.

There have been no changes in our internal control over financial reporting in the fiscal year ended December 31, 2018, which were identified in connection with our management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2015	$15,000	$0	$0	$0
2016	$10,000	$0	$0	$0
2017	$10,000	$0	$0	$0
2018	$10,000	$0	$0	$0

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

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

On March 4, 2019, the Board of Directors of the Company approved the dismissal of Anton & Chia LLP (“AC”) as its independent certifying accountants and the Company engaged Sadler, Gibb & Associates, LLC (“SGA”) to be its independent certifying accountants for the year ended December 31, 2018 and 2017.

During the Company's two most recent fiscal years and any subsequent interim period preceding the dismissal of AC, there were (i) no disagreements (as that term is described in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions) with AC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of AC, would have caused AC to make reference to the subject matter of the disagreement(s) in connection with its report, and (ii) no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to March 4, 2019, neither the Company nor anyone on its behalf has consulted with SGA on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Prior to March 4, 2019, the Company did not consult with SGA regarding (1) the application of accounting principles to specified transactions, either completed or proposed, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Item 16G. Corporate Governance.

Currently, our common shares are listed for trading on the OTCPK. In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the OTCQB.

Item 16H. Mine Safety Disclosures.

Not Applicable.

PART III

Item 17. Financial Statements

Balance sheets of the Company as at December 31, 2018, 2017, 2016 and 2015, the Statements of Operations and Stockholders’ Deficit and Cash Flows for each of the years ended December 31, 2018, 2017, 2016 and 2015 begin on page F-1 of this Form 20-F.

Item 18. Financial Statements

Not Applicable.

Item 19. Exhibits

Exhibits Required by Form 20-F.

No.	Description of Exhibit	Filing
1.01	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.

1.02	Bylaws	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.

1.03	Certificate of Name Change dated June 5, 2000.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.

1.04	Certificate of Name Change dated September 20, 2004.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 15, 2005.

1.05	Certificate of Name Change dated February 6, 2007.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 8, 2007.

2.01	Form of U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 19, 2011.

2.02	Form of Non-U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 15, 2011.

4.01	Employment Agreement by and between the Company and Alan Brown dated January 1, 2009.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 10, 2009.

4.02	Director Service Agreement between the Company and Laird Cagan dated May 18, 2011.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on May 25, 2011.

4.03	Settlement Agreement by and among the Company, RedStone Communications, LLC and Marlin Molinaro dated August 16, 2011	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on August 29, 2011.

4.04	Employment Agreement by and between the Company and Alan Brown dated November 15, 2013.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on May 16, 2014

4.05	Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated December 10, 2013	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on December 16, 2013.

4.06	First Amendment to the Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated January 13, 2014	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on May 16, 2014

4.07	Second Amendment to the Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc, and Eurogras AG, dated May 13, 2014	Incorporated herein by reference to our current report on on Form 6-K filed with the SEC on May 30, 2014

8.01	Subsidiaries of the Company	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 19, 2011.

11.01	Code of Ethics	Incorporated herein by reference to our Amended Annual Report on Form 20-F/A filed with the SEC on August 10, 2007.

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

TOMBSTONE EXPLORATION CORPORATION

Date: May 13, 2019	/s/ Alan Brown
Alan Brown
President, Principal Financial and Accounting Officer, Principal Executive Officer, and Director

Date: May 13, 2019	/s/ Daniel A. Cistone
Daniel A. Cistone
Director

Date: May 13, 2019	/s/ Donald Rauch
Donald Rauch
Director

Date: May 13, 2019	/s/ Mark Mehok
Mark Mehok
Director

Tombstone Exploration Corporation

December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tombstone Exploration Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (“the Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Sadler, Gibb & Associates, LLC

We have served as the Company’s auditor since 2019.

Salt Lake City, UT

May 10, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Tombstone Exploration Corporation

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the years in the two-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Anton & Chia, LLP

Newport Beach, California

August 2, 2017

Tombstone Exploration Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2018 $	December 31, 2017 $	December 31, 2016 $

ASSETS

Current assets

Cash	39,858	51,311	17,063

Total assets	39,858	51,311	17,063

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities

Accounts payable and accrued liabilities	47,807	82,361	39,964
Due to related parties	357,074	234,850	89,468
Notes payable	110,500	–	–
Convertible debentures, net of unamortized discount of $nil, $32,250, and $65,134, respectively	–	2,750	7,363
Derivative liabilities	–	52,491	107,462

Total liabilities	515,381	372,452	244,257

Commitments and contingencies	-	-	-

Stockholders’ Deficit

Common stock Authorized: unlimited common shares, with no par value Issued and outstanding: 666,651,265, 527,940,139, and 366,052,788 common shares, respectively	22,117,962	21,593,370	20,826,027

Common stock subscribed	–	120,000	50,000

Additional paid-in capital	4,965,842	4,965,842	4,965,842

Accumulated deficit	(27,559,327)	(27,000,353)	(26,069,063)

Total stockholders’ deficit	(475,523)	(321,141)	(227,194)

Total liabilities and stockholders’ deficit	39,858	51,311	17,063

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Operations

(Expressed in U.S. dollars)

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	$	$	$	$

Operating expenses

Consulting services	137,074	27,032	55,756	70,849
General and administrative	24,918	18,214	60,600	53,686
Management and directors’ fees	240,000	380,411	774,625	135,000
Mineral properties	23,085	290,125	5,419	10,987
Professional fees	95,114	111,647	64,373	77,495

Total operating expenses	520,191	827,429	960,773	348,017

Loss before other income (expense)	(520,191)	(827,429)	(960,773)	(348,017)

Other income (expense)

Accretion and interest expense	(33,192)	(89,485)	(81,488)	(166,733)
Gain (loss) on settlement of debt	23,577	24,125	2,754	–
Loss on change in fair value of derivative liabilities	(29,168)	(88,501)	(129,918)	(202,193)
Gain on legal settlement	–	50,000	–	–

Total other income (expense)	(38,783)	(103,861)	(208,652)	(368,926)

Net loss	(558,974)	(931,290)	(1,169,425)	(716,943)

Net Loss Per Share – Basic and Diluted	(0.00)	(0.00)	(0.00)	(0.00)

Weighted average shares outstanding	619,109,273	422,053,616	299,736,480	241,823,423

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statement of Stockholders’ Deficit

From January 1, 2015 to December 31, 2018

(Expressed in U.S. dollars)

	Common Stock		Additional Paid-In Capital	Common Stock Subscribed	Accumulated Deficit	Total
	Shares	Value
	#	$	$	$	$	$

Balance as at December 31, 2014	211,841,789	18,875,828	4,965,842	50,000	(24,182,695)	(291,025)
Issuance of common shares for cash	15,000,000	150,000	–	–	–	150,000
Share issuance costs	–	–	–	(10,000)	–	(10,000)
Issuance of common shares for services	500,000	5,900	–	–	–	5,900
Issuance of common shares on conversion of debt	23,944,123	442,282	–	–	–	442,282
Common shares subscribed	–	–	–	150,000	–	150,000

Net loss for the year	–	–	–	–	(716,943)	(716,943)

Balance as at December 31, 2015	251,285,912	19,474,010	4,965,842	190,000	(24,899,638)	(269,786)
Issuance of subscribed shares, net of share issuance costs	15,000,000	140,000		(140,000)	–	–
Issuance of common shares for cash	5,000,000	50,000	–	–	–	50,000
Issuance of common shares for services	54,000,000	611,125	–	–	–	611,125
Issuance of common shares for conversion of debt	39,966,876	540,412	–	–	–	540,412
Issuance of common shares for debt	800,000	10,480	–	–	–	10,480

Net loss for the year	–	–	–	–	(1,169,425)	(1,169,425)

Balance as at December 31, 2016	366,052,788	20,826,027	4,965,842	50,000	(26,069,063)	(227,194)
Issuance of common shares for cash	88,333,333	265,000	–	–	–	265,000
Issuance of common shares for conversion of debt	31,054,018	247,068	–	–	–	247,068
Issuance of common shares for services	42,500,000	255,275	–	–	–	255,275
Share subscriptions received	–	–	–	120,000	–	120,000
Settlement of subscriptions received	–	–	–	(50,000)	–	(50,000)

Net loss for the year	–	–	–	–	(931,290)	(931,290)

Balance, December 31, 2017	527,940,139	21,593,370	4,965,842	120,000	(27,000,353)	(321,141)
Issuance of common shares for cash	58,333,332	175,000	–	(120,000)	–	55,000
Issuance of common shares for conversion of debt	18,877,797	95,182	–	–	–	95,182
Issuance of common shares for services	61,500,000	254,410	–	–	–	254,410

Net loss for the year	–	–	–	–	(558,974)	(558,974)

Balance, December 31, 2018	666,651,268	22,117,962	4,965,842	–	(27,559,327)	(475,523)

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	For the Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
	$	$	$	$
Operating Activities

Net loss	(558,974)	(931,290)	(1,169,425)	(716,943)

Adjustments to reconcile net loss to net cash used in operating activities:

Accretion expense	32,250	67,884	68,108	155,361
Common stock issued as commitment fee	–	–	10,480	–
Common stock issued for services	254,410	255,275	611,125	5,900
Depreciation expense	–	–	2,262	3,623
Loss (gain) on settlement of debt	(23,577)	(24,125)	(2,754)	–
Loss on change in fair value of derivative liabilities	29,168	88,501	129,918	202,193
Penalty on default of convertible debt	–	18,000	–	–
Gain on legal settlement	–	(50,000)	–	–

Changes in operating assets and liabilities:

Amounts receivable	–	–	302	(302)
Deferred financing costs	–	–	1,527	1,464
Accounts payable and accrued liabilities	(32,454)	49,621	17,152	38,029
Due to related parties	122,224	145,382	85,060	–

Net cash used in operating activities	(176,953)	(380,752)	(246,245)	(310,675)

Financing Activities

Proceeds from issuance of common shares and share subscriptions	55,000	385,000	50,000	300,000
Proceeds from issuance of convertible debt	–	30,000	48,500	186,000
Proceeds from issuance of notes payable	110,500	–	–	–
Repayments of convertible debt	–	–	–	(13,780)
Repayments to related parties	–	–	–	(100)

Net cash provided by financing activities	165,500	415,000	98,500	472,120

Change in cash	(11,453)	34,248	(147,745)	161,445

Cash, beginning of year	51,311	17,063	164,808	3,363

Cash, end of year	39,858	51,311	17,063	164,808

Non-cash Investing and Financing Activities

Common stock issued to settle debt and accrued interest	95,182	247,068	747,578	442,282
Common stock issued for share subscriptions	–	120,000	–	–

Supplemental Disclosures

Interest paid	–	–	–	–
Income tax paid	–	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

1. Nature of Operations and Going Concern

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

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. As at December 31, 2018, the Company did not record any revenues, had a working capital deficit of $475,523 and an accumulated deficit of $27,559,327. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s plan of action over the next twelve months is to raise capital financing to conduct exploration and drilling on its mineral property claims held in Tombstone, Arizona as well as exploring for new mineral property claims in the United States.

2.Summary of Significant Accounting Policies

(a)Basis of Presentation and Principles of Consolidation

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

(b)Use of Estimates

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

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(c)Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2018, 2017, and 2016, the Company had no cash equivalents.

(d)Impairment of Long-Lived Assets

In accordance with ASC 360, Property Plant and Equipment, management tests long-lived assets to be held and used for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

(e)Mineral Properties

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

(f)Stock-Based Compensation

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

(g)Income Taxes

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

(h)Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2018 and 2017, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

(i)Derivative Liability

From time to time, the Company may issue equity instruments that may contain an embedded derivative instrument which may result in a derivative liability. A derivative liability exists on the date the equity instrument is issued when there is a contingent exercise provision. The derivative liability is recorded at its fair value calculated by using an option pricing model such as a multi-nominal lattice model. The fair value of the derivative liability is then calculated on each balance sheet date with the corresponding gains and losses recorded in the consolidated statement of operations. Debt discounts are recorded and accreted over the expected life of the liability.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

(j)Beneficial Conversion Features

From time to time, the Company may issue convertible notes that may contain an embedded beneficial conversion feature. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible into is in excess of the remaining unallocated proceeds of the note after first considering the allocation of a portion of the note proceeds to the fair value of the warrants, if related warrants have been granted. The intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to additional paid in capital. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

(k)Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. At December 31, 2018, the Company had nil (2017 – 11,314,655; 2016 - 19,437,321) potentially dilutive shares from outstanding convertible debts.

(l)Financial Instruments

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

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

(l)Financial Instruments (Continued)

The Company’s operations are in the United States, and has minimal transactions and limited exposure to changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2018, 2017, and 2016 on a recurring basis:

December 31, 2016
Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	-	-	(107,462)	(129,918)

December 31, 2017
Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	-	-	(52,491)	(88,501)

December 31, 2018
Description	Level 1 $	Level 2 $	Level 3 $	Total Gains and (Losses) $
Derivative liability	-	-	-	(29,168)

(m)Foreign Currency Translation

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

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

(n)Recent Accounting Pronouncements

In February 2016, the FASB issued new lease accounting guidance in ASU No. 2016-02, “Leases”. This new guidance was initiated as a joint project with the International Accounting Standards Board to simplify lease accounting and improve the quality of and comparability of financial information for users. This new guidance would eliminate the concept of off-balance sheet treatment for “operating leases” for lessees for the vast majority of lease contracts. Under ASU No. 2016-02, at inception, a lessee must classify all leases with a term of over one year as either finance or operating, with both classifications resulting in the recognition of a defined “right-of-use” asset and a lease liability on the balance sheet. However, recognition in the income statement will differ depending on the lease classification, with finance leases recognizing the amortization of the right-of-use asset separate from the interest on the lease liability and operating leases recognizing a single total lease expense. Lessor accounting under ASU No. 2016-02 would be substantially unchanged from the previous lease requirements under GAAP. ASU No. 2016-02 will take effect for public companies in fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted and for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, lessees and lessors must apply a modified retrospective transition approach. The Company is currently evaluating the new guidance and has not determined the impact this standard may have on the consolidated financial statements.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. Notes Payable

(a)During the year ended December 31, 2018, the Company received $110,500 (2017 - $nil; 2016 - $nil) in notes payable from an unrelated party. The amounts owing are unsecured, non-interest bearing, and due on demand.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

4. Convertible Debentures

	December 31, 2018 $	December 31, 2017 $	December 31, 2016 $

Power Up Lending Group Ltd. on August 2, 2017, unsecured, bears interest at 12% per annum, due May 15, 2018 and convertible into common stock at 58% of average of the three lowest trading prices for the ten trading days prior to conversion	–	35,000	–

Power Up Lending Group Ltd. on December 19, 2016, unsecured, bears interest at 8% per annum, due September 30, 2017 and convertible into common stock at 58% of average of the three lowest trading prices for the ten trading days prior to conversion	–	–	33,000

Crown Bridge Partners, LLC. on September 13, 2016, unsecured, bears interest at 8% per annum, due September 30, 2017 and convertible into common stock at 58% of average of the two lowest trading prices for the ten trading days prior to conversion	–	–	30,000

Crown Bridge Partners, LLC. on September 28, 2015, unsecured, bears interest at 10% per annum, due September 28, 2016 and convertible into common stock at 58% of average of the two lowest trading prices for the ten trading days prior to conversion	–	–	9,497

	–	35,000	72,497

Less: unamortized discount	–	(32,250)	(65,134)

	–	2,750	7,363

During the year ended December 31, 2018, the Company recorded interest and accretion expense of $33,192 (2017 - $89,485; 2016 - $81,488).

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

During the year ended December 31, 2018, the Company recorded a loss on the change in fair value of the derivative liability of $29,168 (2017 – $88,501; 2016 - $129,918). As at December 31, 2018, the Company had a derivative liability of $nil (2017 - $52,491; 2016 - $107,462).

The following inputs and assumptions were used to value the derivative liabilities outstanding during the years ended December 31, 2018 and 2017, assuming no dividend yield:

	December 31, 2018	December 31, 2017	December 31, 2016

Expected volatility	260-288%	89-269%	188-270%
Risk free rate	1.58-1.68%	0.99-1.32%	0.24-1.06%
Expected life (in years)	0.2	0.1-0.8	0.2-2.0

A summary of the activity of the derivative liability is shown below:

$

Balance, December 31, 2015	292,320
Derivative loss due to new issuances	29,422
Debt discount	63,000
Adjustment for conversion	(374,776)
Mark to market adjustment	97,496
Balance, December 31, 2016	107,462
Derivative loss due to new issuances	25,926
Debt discount	35,000
Adjustment for conversion	(178,473)
Mark to market adjustment	62,576
Balance, December 31, 2017	52,491
Adjustment for conversion	(81,659)
Mark to market adjustment	29,168

Balance, December 31, 2018	–

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

6. Common Shares

Year Ended December 31, 2018

(a)On January 12, 2018, the Company issued 48,333,332 common shares for proceeds of $145,000, of which $120,000 was received as at December 31, 2017. Of this amount, 21,666,666 common shares were issued to directors of the Company for proceeds of $65,000 which were all received as at December 31, 2017.

(b)On January 12, 2018, the Company issued 1,500,000 common shares for consulting services with a fair value of $9,000.

(c)On February 6, 2018, the Company issued 6,403,941 common shares with a fair value of $38,424 upon the conversion of $13,000 of convertible debentures and derivative liability of $39,041 resulting in a gain on settlement of $13,617.

(d)On February 14, 2018, the Company issued 6,862,745 common shares with a fair value of $34,314 upon the conversion of $14,000 of convertible debentures and derivative liability of $26,289 resulting in a gain on settlement of $5,975.

(e)On March 6, 2018, the Company issued 5,611,111 common shares with a fair value of $22,444 upon the conversion of $8,000 of convertible debentures, $2,100 of accrued interest, and $16,329 of derivative liability resulting in a gain on settlement of $3,985.

(f)Between April and July 2018, the Company issued 10,000,000 common shares for proceeds of $30,000 to a director of the Company and family members of a director of the Company.

(g)On August 20, 2018, the Company issued 35,000,000 common shares for consulting services with a fair value of $145,411.

(h)On August 27, 2018, the Company issued 15,000,000 common shares to directors and officers of the Company for services with a fair value of $60,000.

(i)On August 27, 2018, the Company issued 10,000,000 common shares for services with a fair value of $40,000, which included 5,000,000 common shares with a fair value of $20,000 to a director of the Company.

Year Ended December 31, 2017

(j)On February 1, 2017, the Company issued 5,820,237 common shares with a fair value of $46,562 for the conversion of $9,497 of convertible debenture, $3,499 of accrued interest, and $41,864 of derivative liability resulting in a gain on settlement of $8,298.

(k)On May 11, 2017, the Company issued 33,333,333 common shares for proceeds of $100,000, 8,333,333 for $25,000 of which were issued to a Director.

(l)On August 8, 2017, the Company 2,400,000 common shares with a fair value of $21,600 for the conversion of $12,000 of financing fees and $12,976 of derivative liability resulting in a gain on settlement of $3,376.

(m)On August 10, 2017, the Company issued 2,727,273 common shares with a fair value of $21,818 for the conversion of $12,000 of convertible debenture and $13,043 of derivative liability resulting in a gain on settlement of $3,225.

(n)On August 11, 2017, the Company issued 20,000,000 common shares for proceeds of $60,000.

(o)On August 22, 2017, the Company issued 3,614,458 common shares with a fair value of $25,301 for the conversion of $10,500 of convertible debenture, $4,500 of financing fees, and $13,962 of derivative liability resulting in a gain on settlement of $3,661.

(p)On August 28, 2018, the Company issued 2,600,000 common shares with a fair value of $20,800 for the conversion of $7,612 of convertible debenture, $500 of financing fees, and $13,382 of derivative liability resulting in a gain on settlement of $694.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

6. Common Shares (Continued)

(q)On September 5, 2017, the Company issued 3,283,333 common shares with a fair value of $19,700 for the conversion of $10,500 of convertible debenture, $1,320 of accrued interest, and $8,692 of derivative liability resulting in a gain on settlement of $812.

(r)On September 14, 2017, the Company issued 3,700,000 common shares with a fair value of $22,200 for the conversion of $7,492 of convertible debenture, $500 of financing fees, and $14,547 of derivative liability resulting in a gain on settlement of $339.

(s)On September 28, 2017, the Company issued 6,908,717 common shares with a fair value of $69,087 for the conversion of $14,896 of convertible debentures, $2,405 of accrued interest, $500 of financing fees, and $52,264 of derivative liability resulting in a gain on settlement of $3,721.

(t)On November 12, 2017, the Company issued 26,666,667 common shares for proceeds of $80,000, 10,000,000 and $30,000 of which were issued to a Director.

(u)On November 12, 2017, the Company issued 17,500,000 common shares to officers and directors of the Company for services with a fair value of $125,411.

(v)On November 12, 2017, the Company issued 25,000,000 common shares for services with a fair value of $129,863.

Year Ended December 31, 2016

(w)On January 11, 2016, the Company issued 15,000,000 common shares at $0.01 per share for proceeds of $150,000, which were received during the year ended December 31, 2015. In connection with the share issuance, the Company incurred share issuance costs of $10,000.

(x)On February 4, 2016, the Company issued 5,000,000 common shares to a director at $0.01 per share for proceeds of $50,000.

(y)On September 16, 2016, the Company issued 800,000 common shares with a fair value of $10,480 as part of the convertible debt entered on September 13, 2016.

(z)On October 27, 2016, the Company issued 35,000,000 common shares with a fair value of $397,125 to directors of the Company as director's fee.

(aa)On October 27, 2016, the Company issued 17,500,000 common shares with a fair value of $197,500 for consulting services.

(bb)On October 27, 2016, the Company issued 1,500,000 common shares with a fair value of $16,500 for legal services.

(cc)During the year ended December 31, 2016, the Company issued an aggregate of 39,966,876 common shares with a fair value of $540,412 upon the conversion of $165,636 of convertible notes payable and accrued interest.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

7. Related Party Transactions

(a)As at December 31, 2018, the Company owed $357,074 (2017 - $234,850) to the President of the Company for management fees incurred and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand.

(b)During the year ended December 31, 2018, the Company incurred $180,000 (2017 - $180,000; 2016 - $180,000; 2015 - $135,000) to the President of the Company for management fees.

(c)During the year ended December 31, 2018, the Company incurred $60,000 (2017 - $200,411; 2016 - $568,250; 2015 - $nil) of share-based compensation to directors of the Company.

(d)See also Note 6 for Common stock transactions with related parties.

8. Income Taxes

The Company has $12,132,600 of net operating losses to carry forward to offset taxable income in future years which expire through fiscal 2036.

The components of the net deferred tax asset at December 31, 2018, 2017, and 2016, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

	2018 $	2017 $	2016 $

Loss Before Taxes	(558,974)	(931,290)	(1,169,425)
Statutory rate	21%	34%	34%

Computed expected tax recovery	(117,384)	(316,639)	(397,605)
Non-deductible expenses	7,946	44,968	67,418
Change in tax rates	1,511,910	–	–
Change in valuation allowance	(1,402,472)	271,671	330,187

Income tax expense	–	–	–

	2018 $	2017 $	2016 $

Deferred tax asset
Cumulative net operating losses	2,551,755	3,954,227	3,682,558
Less valuation allowance	(2,551,755)	(3,954,227)	(3,682,558)

Net deferred tax asset	–	–	–

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars)

8. Income Taxes (continued)

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

		Expiration
	Net	Date of
	Loss	Operating
Period Incurred	$	Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031
December 31, 2012	391,900	2032
December 31, 2013	252,000	2033
December 31, 2014	444,900	2034
December 31, 2015	365,600	2035
December 31, 2016	971,100	2036
December 31, 2017	799,000	2037
December 31, 2018	521,100	2038

	12,095,000

9. Subsequent Events

(a)On January 9, 2019, the Company entered into an agreement with a non-related party for interest in a limestone project in Bahamas for $500,000, of which $350,000 is due immediately and the balance owing is due within 90 days of the agreement. Under the terms of the agreement, the Company is to receive a royalty payment of $0.50 per tonne of limestone generated by the project. The final payment of $150,000 was extended to June 30, 2019.

(b)On January 15, 2019, the Company entered into a non-recourse promissory note for $50,000. The note is secured by future revenues of the Company, bears interest at 15% per annum, and payable in eight quarterly payments commencing on April 30, 2019 with a full balance of the indebtedness due on or before January 31, 2021. The note is subject to an additional 5% interest penalty if the note is still outstanding on each of January 31, 2019, 2020, and 2021, payable with restricted stock.

(c) On January 31, 2019, the Company entered into a non-recourse promissory note for $150,000. The note is secured by future revenues of the Company, bears interest at 15% per annum, and payable in eight quarterly payments commencing on April 30, 2019 with a full balance of the indebtedness due on or before January 31, 2021. The note is subject to an additional 5% interest penalty if the note is still outstanding on each of January 31, 2019, 2020, and 2021, payable with restricted stock.

(d)On January 31, 2019, the Company entered into a non-recourse promissory note for $150,000. The note is secured by future revenues of the Company, bears interest at 15% per annum, and payable in eight quarterly payments commencing on April 30, 2019 with a full balance of the indebtedness due on or before January 31, 2021. The note is subject to an additional 5% interest penalty if the note is still outstanding on each of January 31, 2019, 2020, and 2021, payable with restricted stock.

(e)Subsequent to December 31, 2018, the Company received $435,000 in share subscriptions for the issuance of 145,000,000 common shares of the Company at $0.003 per share, which included 66,666,666 common shares for $200,000 received from directors of the Company. As of the date of filing, the common shares have not been issued.

(f)On April 2, 2019, the Company paid $310,000 to Gold Rock Resources (“Gold Rock”) for a 40% interest in Bonaza Mining Company, a newly formed company for which Gold Rock retains a 60% interest. The Company is committed to pay an additional $500,000 on July 1, 2019 and $2,750,000 by October 1, 2019. The foregoing obligations arise from the Company’s entry into that certain Option agreement and Shareholders Agreement with Gold Rock dated April 1, 2019.