Form 20-F
period 2019-12-31
TOMBSTONE EXPLORATION CORP
filed 2020-05-15
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

There were 7,677,904 Common Shares without par value issued and outstanding as at May 7, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [   ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [X] YES [   ] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] YES [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] YES [   ] NO (Not Applicable)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[X]	Emerging growth company	[ ]

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

The consolidated financial statements of the Company for the years ended December 31, 2017, 2018 and 2019 have been audited by Sadler, Gibb & Associates, LLC, 2455 East Parleys Way, Suite 320, Salt Lake City, UT 84109. The consolidated financial statements of the Company for the years ended December 31, 2015 and 2016 were audited by Anton & Chia LLP, 3501 Jamboree Rd., Newport Beach, CA 92660.

Item 1. Identity of Directors, Senior Management and Advisers

Not Required.

Item 2. Offer Statistics and Expected Timetable

Not Required.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2015 to December 31, 2019. We derived all figures from our financial statements as prepared by our management, approved by our audit committee. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	2015(1) $	2016(1) $	2017(1) $	2018(1) $	2019(1) $
OPERATING DATA:
Revenue	-	-	-	-	-
Gross Profit	-	-	-	-	-
Net Income (Loss)	(716,943)	(1,169,425)	(931,290)	(558,974)	(1,702,424)
Earnings (Loss) Per Share	(0.00)	(0.00)	(0.44)	(0.18)	(0.35)

BALANCE SHEET DATA:
Cash	164,808	17,063	51,311	39,858	466,377
Total Assets	168,899	17,063	51,311	39,858	1,278,150
Total Liabilities	438,685	244,257	372,452	515,381	690,030
Shareholders’ Equity (Deficit)	(269,786)	(227,194)	(321,141)	(475,523)	(588,120)

(1)As of December 31 of the respective fiscal year.

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

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. During the year ended December 31, 2019, we received $1,933,000 in financing and for year ended December 31, 2018 we received $165,500 in financing. However, if our expenses exceed these funds, we will need to secure additional financing for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

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

Risks Related to Pandemics

The effects of the recent COVID-19 coronavirus pandemic is not immediately known, but may adversely affect our business, results of operations, financial condition, liquidity, and cash flow.

Presently, the impact of COVID-19 has not shown any imminent adverse effects on our business at this time, however, because our business is not “essential,” local and statewide shut downs of ‘non-essential’ businesses will have an effect on our operations. It is still unknown and difficult to predict what adverse effects, if any, COVID-19 can have on our business, or against the various aspects of the same.

As of the date of this Annual Report, COVID-19 coronavirus has been declared a pandemic by the World Health Organization, has been declared a National Emergency by the United States Government and has resulted in several states being designated disaster zones. COVID-19 coronavirus caused significant volatility in global markets. The spread of COVID-19 coronavirus has caused public health officials to recommend precautions to mitigate the spread of the virus, especially as to travel and congregating in large numbers. In addition, certain states and municipalities have enacted, and additional cities are considering, quarantining and “shelter-in-place” regulations which severely limit the ability of people to move and travel, and require non-essential businesses and organizations to close.

It is unclear how such restrictions, which will contribute to a general slowdown in the global economy, will affect our business, results of operations, financial condition and our future strategic plans.

Recent shelter-in-place and essential-only travel regulations could negatively impact our business. In addition, while our projects are mainly located in the United States, we still could experience significant disruptions due to interruptions in operations by service providers and suppliers; this could adversely impact our financial condition and results of operations. The current status of COVID-19 coronavirus closures and restrictions could also negatively impact our ability to receive funding from our existing capital sources as each business and investor is and has been affected uniquely.

In addition, our headquarters are located in Arizona which has issued stay at home orders with exceptions only for essential businesses. While these restrictions are relatively recent as of the date of this Annual Report, it is unclear at this time how these restrictions will be amended as the pandemic evolves.

Risks Relating to our Securities

General securities market uncertainties resulting from the COVID-19 pandemic.

Since the outset of the pandemic the United States and worldwide national securities markets have undergone unprecedented stress due to the uncertainties of the pandemic and the resulting reactions and outcomes of government, business and the general population. These uncertainties have resulted in declines in all market sectors, increases in volumes due to flight to safety and governmental actions to support the markets. As a result, until the pandemic has stabilized, the markets may not be available to the Company for purposes of raising required capital. Should we not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible we may be unable to sustain the necessary capital to pursue our strategic plan and may have to reduce the planned future growth and/or scope of our operations.

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

The Company has very limited resources to pay its professionals. If we are unable to pay professionals in order to perform various professional services for the Company, it may be difficult, if not impossible, for the Company to maintain its reporting status under the Exchange Act. If the Company is not able to maintain its reporting status, it would become “delisted” and this would potentially cause an investor or an existing shareholder to lose all or part of his investment.

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

While the Company's common shares are included on Over the Counter Markets (OTCQB), there can be no assurance that an active trading market for the common shares will develop. In the absence of such a market, investors may be unable to readily liquidate their investment in the common shares. The market for equity securities in general has been volatile and the trading price of the common shares could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets and other factors that may be unrelated to the Company's performance.

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

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated as a federal company pursuant to the laws of Canada under the Canada Business Corporations Act (the “Act”) on October 30, 1997, under the name 3430502 Canada Ltd. In December 1997, the Company changed its name to Four Crown Foods Inc. At the time, the Company was involved in the food and beverage retail business. Then in June 2000, the Company changed its name to Universal Domains Incorporated and operated in the domain registration business upon the acquisition of the license rights to a domain registration agreement for the “.cc” internet registration domain.

In November 2003, the Company ceased all operations and in September 2004, the Company changed its name to Pure Capital Incorporated. From that time until November 1, 2006, the Company’s goals were to continue to reduce the liabilities of the Company in an effort to obtain additional financing and explore the possibilities of starting a new operating business, and/or merge with or become acquired by another company or entity.

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

Stardust Project. The Stardust Mine, Yuma County Arizona, Eagletail Mining District

LOCATION: Yuma County, Arizona (Eagletail Mining District)

OWNERSHIP: 100% Tombstone

MINERALS: Gold, Silver, Copper and Molybdenum

PROPERTY SIZE: 400 acres

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

•Project name: Stardust

•Claim names: Star1 through Star20

•List of claims at Stardust project included in below compiled listing of Stardust project claims:

These claims can be found recorded in the Phoenix BLM system and accessed through the online LR2000 system found at: https://www.blm.gov/lr2000/

AMC Number	Name	Loc Date	Maintenance Paid to	Type	Surface Owner	Mineral Owner
AMC433664	Star1	5/19/2015	1-Sep-20	Lode	BLM	BLM
AMC433665	Star2	5/19/2015	1-Sep-20	Lode	BLM	BLM
AMC433666	Star3	5/19/2015	1-Sep-20	Lode	BLM	BLM
AMC433667	Star4	5/19/2015	1-Sep-20	Lode	BLM	BLM
AMC433914	Star5	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433915	Star6	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433916	Star7	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433917	Star8	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433918	Star9	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433919	Star10	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433920	Star11	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433921	Star12	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433922	Star13	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433923	Star14	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433924	Star15	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433925	Star16	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433926	Star17	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433927	Star18	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433928	Star19	9/12/2015	1-Sep-20	Lode	BLM	BLM
AMC433928	Star20	9/12/2015	1-Sep-20	Lode	BLM	BLM

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

Stardust Mine Events for years ended December 31, 2017, 2018 and 2019:

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

The Company has not conducted any work at the Stardust Mine in 2019, however, the Company still holds all of the claims.

The Tombstone Project. The State of Main Mine and others as well as Section 16 of the Tombstone Mining District Copper Exploration, Cochise County, Tombstone Arizona

LOCATION: Tombstone, Arizona

OWNERSHIP: 100% Tombstone

MINERALS: Gold, Silver and Copper

PROPERTY SIZE: 641 acres

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

The Tombstone property is composed of three non-contiguous parcels totaling approximately 640 acres. The parcels consist of 8 patented lode claims totaling 145.6 acres (58.9 ha) in Section 16, and 1 Arizona State Land Department (ASLD) exploration permits totaling 495 acres. The Company owns the mineral rights to the patented claims; the surface rights are owned by various individuals. The Arizona state trust lands exploration permits grant the Company the exclusive exploration rights for up to 5 years from the date the exploration applications were filed. Surface and mineral rights are variously owned by the U.S. federal government, the State of Arizona, and individual persons.

Tombstone has conducted multiple sampling and drill programs on Section 16 in prior years. A prior sampling program on Section 16 included 115 samples that had high gold and silver assays. The results include rock samples collected from outcrops, mine dumps, trenches, and underground workings. The two highest samples returned assayed values of 609.50 ounces per ton (opt) of Ag (silver), 0.396 opt Au (gold) and 81.70 opt Ag and 0.180 opt Au. The highest of these samples, sample 49373, was a selected sample collected from the Santa Ana mine (Joseph Vein) workings at the 18-meter level across a 10 cm. wide fault. An earlier selected high grade sample collected from the 10-meter level of the Santa Ana mine (Joseph Vein), sample SA 35-0, assayed 971.40 opt Ag, 0.335 opt Au across a 5 cm. width.

A detailed NI 43-101 was completed on this property by SRK Consulting along with a ZTEM Report by Geotech. Ltd based on Helicopter-Borne Electromagnetic Geophysical survey on the Tombstone property conducted for Tombstone Exploration Corporation. A significant Porphyry copper system has been identified that encompassed Section 16 of this district.

The Bonanza Project

LOCATION: Salome, Arizona,8 miles north of the Hovatter Road exit off of Interstate -10, and 8 miles

Latitude: 33° 40.131’N

Longitude: 113° 35.177’W

OWNERSHIP: 40% Tombstone, 60% Goldrock Resources, Inc.

MINERALS: Gold, Silver and Copper

PROPERTY SIZE: 2,656 acres

Gold was discovered in the Harquahala area in 1862. There were a reported 120,560 ounces of gold from the mine from 1891 to 1929. Grades of gold were reported to be over an ounce per ton of gold from the Bonanza mine. .

•The Bonanza Mine Area is 5 miles North of I-10 Exit 53 (Hovatter Rd), ~110 miles West of Phoenix Airport.

• +180,000 oz Au (Gold) mined 1880s-early 1900s, @ 1+ oz Au/ton: high angle shear zones on thrust sheets

•Mine water table at ~200’; Gold Zone continued; mill could not process sulfides, so not mined

•Potential low-grade targets along miles long thrust plate.

•Bonanza mine/mill left 500,000+ tons dumps/tails @ 0.04-0.10 oz Au/ton containing 25-40,000+ oz Au

•Previous/current leach test-work on tailings/dumps indicate recovery of Au @ 88%+; Ag @ 25% +

The Bonanza Project is Tombstone’s latest acquisition and the property includes the Harquahala and Golden Eagle mines, located approximately eight miles south of Salome, Arizona. The project totals 2,656 acres and has significant underground workings, from which some 180,000-200,000 ounces of gold were reportedly produced from high-grade ore in the late 1800's and early 1900’s. Mined rock and tailings from previous operations represent an additional potential resource. The project will be in partnership with Richard Moores, CEO and Director of Goldrock Resources, Inc., and Todd Fayram, Director of Goldrock Resources, Inc., who have a 60% majority investment in the project. Bonanza Area Claim Block with Defined 250-350k oz Au Target Areas.1-1.5+ MM oz Au Overall Potential

•$3 MM Bonanza Heap Leach to generate US$20-35+ million within 12 months of startup.

•2-4 months final conformations/design/bids, condemnation drill/trench, initiate permitting.

•Permitting to take 9-15 months, US$125-150,000; similar to nearby heap leach (Phase 1 – Moss Mine).

•+/- US$3.0 MM capital (Vendor bids,+0.5MM Contingency), 4-6 months construction, 4-8 months operation.

• 3.5k oz Au (Gold) of 20-30k+oz Au projected, yields capital/ops break-even; US$1,200/oz Au; $16 /oz Ag

•–Additional nearby dumps & tailings could add 4-6,000+ oz Au to leach pad inventory.

Facility Description:

Bonanza Mining Company (Bonanza) will operate the Harquahala Mine to reprocess historical (pre-1986) surface gold bearing ores and tailings. The operation will collect the historic ores and tailings to extract and recover the gold.

Approximately 242,000 cubic yards of historic ores and tailings will be consolidated in controlled areas prior to being sized and placed onto a newly constructed double-lined heap leach pad (approximately 314,000 square foot (sq. ft)). The gold will be extracted in the newly constructed 4,126,239 gallon double-lined pregnant solution pond, with a maximum operational storage requirement estimated to be 3,965,780 gallons. The extraction operation will consist of loading and hauling; primary and secondary crushing; agglomeration and stacking; heap leaching using cyanide solution, storage of process solutions in ponds; and precious metals recovery using granular activated carbon (GAC). The final phase of the gold extraction from the GAC will be performed off-site. The facility will also include an intermediate stockpile that will be permitted under a Type 2.02 general permit.

Updates as to Operations:

In 3rd quarter 2019, the Bonanza Mining Company (Joint Venture Company) (Bonanza) identified that their permitting engineers, CDM Smith, submitted the Air Quality permit on July 2nd and received a determination of completeness letter the same day. The completeness determination effectively starts the clock for air permit engineering review with expectations of completing the air permitting in November.

The Arizona Department of Environmental Quality (ADEQ) received the required Aquifer Protection Permit (APP) for the Bonanza Mining Company. The Department considered the application administratively complete on August 12, 2019.

The Leach Pad and construction design are now in progress for the Bonanza Gold Project and continue to progress and be ready to implement upon receiving approval of all required permits. The Company is expecting completion and approval of all the required permits for this venture during November/December 2019 and then starting the construction phase on receipt of all.

Update to the permitting:

The three permits necessary to operate are: Aquifer Protection Permit (APP), BLM Mine Plan of Operations for Public Land (MPO), and a Reclamation Plan for private property are all well into the permitting process. All permits are considered administratively complete as of December 31, 2019.

In January 2020, Arizona State Mining Inspector concluded the Company met all criteria required to commence operations on the Bonanza Mining Project. Tombstone has completed all steps of the permitting process and is awaiting the approval of the final necessary permit to begin construction. Extensive exploration of the property has revealed significant gold and silver reserves, as previously described in the April 15, 2020 press release.

This letter states, "The Reclamation Plan submittal for the Bonanza Mining Company - Harquahala Mine Project operation has been found to meet the applicable requirements of the Mined Land Reclamation Act and the Rules and plan approval criteria as established under A.R.S. Title 27, Chapter 5, 27-971. The site is located approximately 8 miles south of Salome, La Paz County, Arizona, within Sections 15, 16, 21-23, 27 and 28, Township 4 North, Range 13 West, of the Gila and Salt River Baseline and Meridian. The site is accessed via Harquahala Mine Road and Hovatter Road from Interstate 10."

In February 2020, The Company announced the Arizona Department of Environmental Quality (ADEQ) proposes to issue an Aquifer Protection Permit (APP) for the subject facility that covers the life of the facility, including operational, closure, and post-closure periods unless suspended or revoked pursuant to Arizona Administrative Code (A.A.C.) R18-9-A213. The requirements contained in this Permit will allow the permittee to comply with the two key requirements of the Aquifer Protection Program: 1) meet Aquifer Water Quality Standards (AWQS) at the Point of Compliance (POC); and 2) demonstrate Best Available Demonstrated Control Technology (BADCT). BADCT's purpose is to employ engineering controls, processes, operating methods or other alternatives, including site-specific characteristics (i.e., the local subsurface geology), to reduce discharge of pollutants to the greatest degree achievable before they reach the aquifer or to prevent pollutants from reaching the aquifer.

Best Available Demonstrated Control Technology (BADCT):

Facilities regulated by this permit shall be designed, constructed, operated, and maintained to meet requirements specified by A.R.S. §49-243(B) and A.A.C. R18-9-A202(A)(5).

Heap Leach Pad:

This facility will cover an area of approximately 314,000 square feet, and contain approximately 242,000 cubic yards of existing gold bearing ores and tailings. The ore and tailings will be consolidated into controlled areas prior to being sized and placed on the lined leach pad. The liner system for the leach pad shall be placed on 6 inches of prepared subgrade. The bottom liner shall consist of 30-mil scrim laminated low-density polyethylene (LDPE) with LDPE film geomembrane that is equivalent to 60 mil HDPE geomembrane. The upper liner shall consist of an ultra violet (UV) resistant 45-mil double scrim high-density polyethylene (HDPE) with LDPE coating geomembrane. A uniaxial geonet shall be placed between the two liners. The liners shall be secured around the perimeter of the leach pad in an anchor trench that is 2 feet wide and 2 feet deep. A minimum of 18 inches of ¾-inch minus drain rock shall be placed on upper liner. To promote pregnant solution transfer, 3-inch and 6-inch perforated collection pipes will terminate adjacent to the 12-inch pipe, and solution will pass through the drain rock and into the 12-inch collection pipe. Two 12-inch HDPE perforated pipes shall be located in a solution collection channel near the center of the leach pad to convey solutions to the Pregnant Solution Pond. A containment berm shall be constructed 12 feet from and 2 feet higher than the adjacent toe of the leach pad. The containment berm shall be capable of containing run off a 100-year, 24-hour storm and solution drain down and routing the fluids to the Pregnant Solution Pond. Liquid collected in the containment berm will flow by gravity over the double-lined liner system before cascading over this double liner system into the pregnant solution pond. Surface water run-on shall be collected in channels capable of handling stormwater from a 100 year, 24-hour storm event and diverted around the facility. The finish grade (maximum elevation) of the heap leach pile shall not exceed 1,760 feet above mean sea level (AMSL).

Pregnant Solution Pond:

This facility shall be located adjacent to the west side of the Heap Leach Pad. Pregnant solution shall be collected in a double-lined pond having a capacity of 4,126,239 gallons including 2 feet of freeboard. The liner system for the lead pond shall be placed on 6 inches of prepared subgrade overlaid by 6 inches of geosynthetic clay liner. The bottom liner shall consist of 30-mil scrim laminated LDPE with LDPE film geomembrane that is equivalent to 60 mil HDPE geomembrane. The upper liner shall consist of an UV resistant 45-mil double scrim HDPE with LDPE coating geomembrane. A uniaxial geonet shall be placed between the two liners. The liners shall be secured around the perimeter of the pond in an anchor trench that is 2 feet wide and 2 feet deep. An LCRS sump shall be constructed between the two liners near the southeastern portion of the pond. The LCRS shall be equipped with a dedicated, automatic, fluid-level activated pump capable of pumping 15,500 gallons per day. Surface water run-on shall be collected in channels capable handling stormwater from a 100 year, 24-hour storm event and diverted around the facility.

Compliance with Aquifer Water Quality Standards (AWQS):

To ensure that site operations do not result in violation of Aquifer Water Quality Standards, the point of compliance well located 200 feet west of the Leach pad shall be sampled and analyzed for the parameters listed in Section 4.2, Table 4.2.4 in the permit. Facility inspection and operational monitoring shall be performed on a routine basis in Section 4.2, Table 4.2.1, in the permit for the Pregnant Solution Pond and the Heap Leach Pad.

Recent Developments:

February 27, 2020, the Company announced the ADEQ received the mandatory cash deposit for financial assurance for the approved cost estimate in the amount of Two hundred and Eight Thousand, Five Hundred and Fourteen dollars ($208,514) for the Aquifer Protection Permit for the Harquahala Mine Permit.

On April 15, 2020, the Company announced that it had received the final permit necessary to launch construction, and shortly after, active gold production at the Harquahala Mine. The ADEQ specifically authorized Bonanza Mining Company to “operate the Harquahala Mine, a gold mine located in an unincorporated area 8 miles south of the Town of Salome, La Paz County, Arizona” based on the issuance of AQUIFER PROTECTION PERMIT NO. P-512944, which will remain effective for the life of the facility.

The issuance of this permit allows for the construction of a 242,000 cubic yard heap leach pad and a 4,126,239 gallon double-lined pregnant solution pond, where consolidated historic ores and tailings at Harquahala will be subject to gold extraction through conventional cyanide leaching.

The initial portion of the Phase One leach pad is expected to accommodate 500,000 tons of already mined material that have been tested to show upwards or more of 26,000 - 50,000oz of gold.

Further, on April 21, 2020, the Company provided an update as to the status as construction begins.

•Location of On-site Water Well. The Company is excited to report that the Partners have discovered an on-site water well capable of fully supplying the construction and production process at Harquahala, including the leaching extraction process following the construction of the heap leach pad. Management notes that this discovery will significantly reduce the cost of production on a per-unit basis and shorten total time to market extracted gold.

•Full Permissions in Place. Further to the Company’s release dated April 15, the Arizona Department of Environmental Quality (“ADEQ”) has now confirmed that all permissions are in place to allow for full development and Construction at the Harquahala Mine site.

•Construction Timeline. Construction of the 242,000 cubic yard heap leach pad and 4,126,239 gallon double-lined pregnant solution pond are slated to begin in May. Management now expects the construction phase to last 60-90 days, after which time the Company will begin to extract tangible gold from the site and bring it to market.

The Bahamas Lime Rock Project

LOCATION: Freeport, Grand Bahama Island

OWNERSHIP: 100% Ownership by Bahamas Aggregates, TMBXF receives a monetary portion of every ton produced on the property.

MINERALS: Limestone and Aggregates

PROPERTY SIZE: undefined

In 2019, Tombstone Exploration Corporation partnered with Bahamas Aggregates, a California corporation with operations in Freeport, Grand Bahama Island for the Bahamas Lime Rock Project. Their operation currently produces 100-120k tons of materials per month for customers in the Bahamas and United States.

Tombstone Exploration purchased a 50 cent royalty from Bahamas Aggregates High Rock operation which has reserves of four to six million tons of raw materials, creating a potential net profit of $1.5-2.5 million dollars to Tombstone. Tombstone is in discussions with Bahamas Aggregates to share in its two additional projects that have 25 million tons of aggregate reserves.

In September 2019, Dorian, a category 5 hurricane, reached Grand Bahama Island and stalled for over a day causing devasting and serious damage to the Island with three quarters of the homes destroyed or underwater after the storm. While the damage is being repaired there is no estimate as to when the island will be able to resume normal function including operations for production of this project. Further, with the 2020 Corona virus pandemic resuming work at the project has been delayed. It is anticipated that rock sales may resume in third quarter 2020. Additionally, the loans against the Company for this project are non-recourse, while we believe the project may become profitable in the future, if it fails the loans will not be collectible.

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

SRK made the following recommendations in the Report:

[ ]	Compile and analyze all available district-wide data and use that analysis to define and prioritize future targets.
[ ]	Convert historical and current drill logs to digital format logs, re-logging holes that have incomplete logs.
[ ]	Digitize all geochemical data.
[ ]	Use industry-standard software for mapping and record-keeping.
[ ]	Conduct surface geophysical surveys over targets identified by the ZTEM airborne survey.
[ ]	Compile all data in a GIS database, and analyze coincident anomalies to define drill targets.
[ ]	Define a drill program and budget.

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

Compile all data in a GIS database, and analyze coincident anomalies to define drill

Define a drill program and budget.

				Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona
2014/15	$2,000,000	Private Placement Agreement with Eurogas AG, Asher Enterprises, and other private investors

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

Compile all data in a GIS database, and analyze coincident anomalies to define drill

Define a drill program and budget.

				Steve Radvak, P.E. (see qualifications above) Various Professional Engineers and Geologists from the State of Arizona
2016-17	$1,425,000	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine Geophysical Mapping & Sampling Additional Sampling and Trenching of properties Drilling Assays	Professional Geologists sampling of Stardust Various Professional Engineers and Geologists from the State of Arizona

2017-18	$1,425,000	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine; drilling and bond reclamation Geophysical Mapping & Sampling Additional Sampling and Trenching of properties Drilling Assays

Professional Geologists sampling of Stardust

Various Professional Engineers and Geologists from the State of Arizona

Harris Exploration Drilling and Associates, Inc. (Drilling on Stardust Property May 2017)

2018-19	$2,000,000	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine; drilling and bond reclamation Geophysical Mapping & Sampling Additional Sampling and Trenching of properties Drilling Assays Strategic joint ventures	Professional Geologists sampling of Stardust Various Professional Engineers and Geologists from the State of Arizona
2020-21	$4,320,000 (1)(2)	Private Placement/ Private Investors

Build out of Heap Leap Pad for Bonanza

Staking of Mining Claims at Stardust Mine; drilling and bond reclamation

Geophysical Mapping & Sampling

Additional Sampling and Trenching of

properties

Drilling

Assays

Strategic joint ventures

				Professional Geologists sampling of Stardust Various Professional Engineers and Geologists from the State of Arizona

(1)Our budget for 2020-2021 consists of the following expenses for a total of $4,320,000:

•Buildout of Heap Leap Pad at Bonanza Mine $3,000,000 (expected August 2020);

•Additional Exploration work on Stardust Property; $1,000,000

•Management, Office and Employee Expenses: $180,000;

•Professional Service Expenses: Legal, Accounting, Audits: $60,000;

•BLM Claims and Permit Expenses: $80,000

(2)We raised $1,933,000 during the year ended December 31, 2019 to cover the operating expenses of the Company and require an additional ~$3M for our proposed 2020 activities. Funds raised in 2019 for our operations included $1,571,000 for purchase of common stock and $362,000 in non-recourse promissory notes which are secured against the future revenues of the Company, bears interest at 15% per annum, and is due in quarterly payments commencing April 30, 2019 through to January 31, 2021.

Revenues

To date we have not generated any revenues.

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

Our Properties

SUMMARY OF THE COMPANY’S MINING CLAIMS
Number / Type of Claims	Ownership / Interest in Property	Duration of Interest	Location	Acreage	Agreements / Royalties	Annual Fees / Maintenance / Permits
8 Patented Lode Claims	Undivided 100 percent mineral interest in the claims as both the record mineral owner and the assessed mineral owner No surface rights	Claims are valid as long as the Company continues to hold title.	Private Land	145.58 acres	--	None
1 State of Arizona Mineral Exploration Permits	Exclusive right to explore for and develop minerals on the lands. State of Arizona is the record surface and mineral owner of land. Company is the record permittee of the state lands.	These permits are valid and each must be renewed every year.	Arizona state lands	450 acres	State mineral exploration permits, if converted to mining leases, will have royalties assigned to them by the State of Arizona.

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

1.Location

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

Item 4A Unresolved Staff Comments

Not required.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2019, 2018, and 2017 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Year Ended December 31, 2019 compared to Year Ended December 31, 2018 and 2017

For the years ended December 31, 2019, 2018, and 2017, we did not receive any revenue from various mining claims and properties.

Year ended December 31,	Net Loss	Loss per Share
2019	$1,702,424	$0.35
2018	$558,974	$0.18
2017	$931,290	$0.44

The net loss for the year ended December 31, 2019 was attributed to directors and management fees of $825,177 which was primarily related to the issuance of common shares of the Company, $355,991 of mineral property costs including the impairment of the Bahamas Aggregate investment of $350,000, consulting services of $111,392, professional fees of $71,264 for audit, accounting, and legal fees incurred by the Company in its operations, a loss on settlement of debt of $243,065 which included $228,750 loss on the settlement of a loan payable with the issuance of common shares, and interest expense of $65,870 which included accrued interest on promissory notes payable of $397,500 which included $362,000 of new notes payable issued during the year that bear interest at 15% per annum.

The net loss for the year ended December 31, 2018 was attributed to $24,918 of general and administrative expenses, $240,000 of management and directors’ fees, $95,114 of professional fees, $137,074 of consulting service fees, $23,085 of mineral property exploration costs, offset by a gain on settlement of debt of $23,577.

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

B. Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors and issuance of convertible notes payable. As we are now focusing on mining exploration with no producing resource properties, we do not generate operating income or cash flow from our business operations. Until a significant body of ore is found, our working capital requirements are not significant, and we expect to continue to finance operations through the sale of equity in future years. There is no guarantee that we will be successful in arranging financing on acceptable terms.

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

December 31, 2019

At December 31, 2019, we had cash on hand of $466,377 as compared to $39,858 as at December 31, 2018. The increase in cash was due to cash funding received during the year from the issuance of common shares and for proceeds received from new notes payable.

We had current liabilities of $340,030 at December 31, 2019 compared to current liabilities of $515,381 at December 31, 2018. The decrease in current liabilities is due to settlement of outstanding amounts due to the President of the Company for management fees as well as the settlement of outstanding notes payable. In addition, we also had $350,000 of non-current notes payable, including $200,000 from related parties, which were issued as part of the investment into the Bahamas Aggregate project which was impaired for the year ended December 31, 2019 due to uncertainty of future benefits stemming from our initial investment.

We had a working capital of $126,347 at December 31, 2019 compared to a working capital deficit of $475,523 at December 31, 2018. The decrease in the working capital deficit was due to proceeds received from the issuance of common shares and notes payable as well as the settlement of outstanding liabilities with the issuance of common shares.

December 31, 2018

At December 31, 2018, we had cash on hand of $39,858 as compared to $51,311 as of December 31, 2017. Total liabilities consisted of accounts payable, accrued liabilities, and amounts due to related parties, convertible debentures, and derivative liabilities totaling $515,381 in 2018 (2017- $372,452). The overall increase in liabilities is due to an increase in notes payable and amounts due to related parties during the year.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2019.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5+ years
Notes payable	$397,500	$47,500	$350,000	-
Total	$397,500	$47,500	$350,000	-

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet.

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
Alan M. Brown CEO, CFO, Director & President Age 50

As President, Chief Executive Officer, Chief Financial Officer, and a Director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.

Daniel A. Cistone(1) Director Age 69	Independent director of the Company
Donald Rauch(2) Director Age 72	Independent director of the Company
Mark Mehok(3) Director Age 51	Independent director of the Company

(1)Mr. Cistone was appointed as a member of the Board of Directors on January 7, 2016.

(2)Mr. Rauch was appointed as a member of the Board of Directors on October 12, 2017

(3)Mr. Mehok was appointed as a member of the Board of Directors on July 1, 2018

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

B. Compensation

During the fiscal year ended December 31, 2019, 2018, and 2017 the aggregate remuneration paid to directors in their capacity as directors of our Company was $156,000, $80,000 and $75,000, respectively. Management fees totaling $825,177, $360,000, and $360,000 was paid to directors and officers for each of the years ended December 31, 2019, 2018 and 2017, respectively.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal years ended December 31, 2019, 2018 and 2017 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions(1)	All other Compensation
Alan M. Brown (2) President, CEO, CFO and Director	2019	$150,000	NIL	NIL	NIL	141,667	NIL
	2018	$180,000	NIL	20,000	NIL	25,000	NIL
	2017	$180,000	NIL	30,000	NIL	50,000	NIL
Daniel A. Cistone(3) Director	2019	NIL	NIL	NIL	NIL	241,667	NIL
	2018	NIL	NIL	20,000	NIL	25,000	NIL
	2017	NIL	NIL	30,000	NIL	50,000	NIL
Donald Rauch(4) Director	2019	NIL	NIL	NIL	NIL	108,333	NIL
	2018	NIL	NIL	20,000	NIL	25,000	NIL
	2017	NIL	NIL	15,000	NIL	25,000	NIL
Mark Mehok(5) Director	2019	NIL	NIL	NIL	NIL	108,333	NIL
	2018	NIL	NIL	20,000	NIL	25,000	NIL
	2017	NIL	NIL	NIL	NIL	NIL	NIL
Robert M. Hughes(6) Director	2019	NIL	NIL	NIL	NIL	NIL	NIL
	2018	NIL	NIL	NIL	NIL	NIL	NIL
	2017	NIL	NIL	NIL	NIL	NIL	NIL

(1)The shares have been adjusted to reflect the 200-for-1 reverse stock split effective July 24, 2019

(2)On November 15, 2013, the Company entered into an Employment Agreement (the “Agreement”) with Alan Brown, which amends and supersedes the January 1, 2009 Employment Agreement between the Company and Mr. Brown. Pursuant to the Agreement, Mr. Brown shall continue to be employed as President, Chief Executive Officer and Chief Financial Officer of the Company and to continue to perform any and all duties relevant to such positions. The initial term of the Agreement is for five (5) years (the “Term”) which shall continue thereafter until terminated. In exchange for his services, Mr. Brown shall receive a base salary of $10,000 per month during the first two (2) years of the Term and $15,000 per month for the remaining three (3) years of the Term and each additional year after the Term until the Agreement is terminated. Under the Agreement, Mr. Brown may also receive additional compensation of twenty five thousand (25,000) shares(1) of the Company’s common stock per year during the Term and thereafter until the Agreement is terminated. A true and correct copy of the Agreement was filed as Exhibit 4.04 to the Company’s Form 20-F for Fiscal year ended December 31, 2013 as filed with the commission on May 16, 2014, and is incorporated herein by reference.

(3)Mr. Cistone was appointed as a member of the Board of Directors on January 7, 2016.

(4)Mr. Rauch was appointed as a member of the Board of Directors on October 12, 2017.

(5)Mr. Mehok was appointed as a member of the Board of Directors on July 1, 2018.

(6)Mr. Hughes was appointed as a member of the Board of Directors on February 1, 2016 and resigned on March 2, 2017

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

D. Employees

As of December 31, 2019, 2018 and 2017, we had 1 employee, Alan Brown. The Company engages various consultants as independent contractors to assist the Company with its drilling programs. The Company has no relationship with any labor/trade unions.

E. Share Ownership

There were 7,677,904 common shares issued and outstanding as of April 30, 2020 and 6,928,047 as of December 31, 2019. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name and Position	Number of Common Shares Beneficially Owned as of April 30, 2020(1)	Percentage
Alan M. Brown President, CEO, CFO and Director	579,068(2)	7.54%
Daniel A. Cistone Director	616,668(3)	8.03%
Donald Rauch Director	403,335(4)	5.25%
Mark Mehok Director	602,085(5)	7.84%
Aggregate owned by Officers and Directors	2,201,156	28.67%

(1)The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

(2)The beneficial ownership of Alan Brown includes shares directly held by Mr. Brown and 125,111 common shares owned by his wife.

(3)The beneficial ownership of Daniel Cistone includes shares indirectly held in trust for benefit of Mr. Cistone and by his wife.

(4)The beneficial ownership of Donald Rauch includes shares directly held by Mr. Rauch and 50,000 shares held by Cama Sdira LLC fbo Bonnie Rauch IRA.

(5)The beneficial ownership of Mark Mehok includes shares directly held by Mr. Mehok, and 58,333 shares held by Cama Sdira LLC fbo Mark Mehok IRA and 18,750 common shares owned by his three children, for which he has dispositive voting control.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 7,677,904 common shares issued and outstanding as of April 30, 2020 and 6,928,047 as of December 31, 2019. As of April 30, 2020, the following table shows beneficial owners of more than five (5%) of our common shares. The shareholders listed below have the same voting rights as all other shareholders.

Name	Number of Common Shares Beneficially Owned as of April 30, 2020	Percentage
See Item 6, for Officers and directors	2,201,156	28.67%
Perry Abbonizio Investor	475,001	6.18%

B. Related Party Transactions

As at December 31, 2019, the Company owed $207,853 (2018 - $357,074) to the President of the Company for management fees and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2019, the Company incurred $156,000 (2018- $180,000; 2017 - $180,000) to the President of the Company for management fees.

During the year ended December 31, 2019, the Company incurred $669,176 (2018 - $60,000; 2017 - $200,411) to directors of the Company for services.

As at December 31, 2019, the Company owed $150,000 (2018 - $nil) of notes payable to a director and shareholder which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. In addition, on January 31, 2019, 2020, and 2021, if the note is still outstanding, the Company will issue restricted common stock equal to 5% of the principal amount of the note. As at December 31, 2019, the Company has accrued $7,500 of common stock issuable in relation to this note and $20,589 of accrued interest.

As at December 31, 2019, the Company owed $50,000 (2018 - $nil) of notes payable to a director and shareholder which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. In addition, on January 31, 2019, 2020, and 2021, if the note is still outstanding, the Company will issue restricted common stock equal to 5% of the principal amount of the note. As at December 31, 2019, the Company has accrued $2,500 of common stock issuable in relation to this note and $7,192 of accrued interest.

C. Interests of Experts and Counsel

None.

Item 8 Financial Information

A. Financial Statements and Other Financial Information

The Company’s financial statements can be found on page F-1 of this Report, are incorporated into this Report by reference.

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

B. Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date, no significant changes have occurred since December 31, 2019.

Item 9 The Offer and Listing

The following table lists the high and low closing sale prices for the Company’s common stock for the periods indicated as reported by the Over the Counter Markets:

YEAR/PERIOD	HIGH(1)	LOW(1)
Q1 2018	1.12	.62
Q2 2018	1.36	.60
Q3 2018	1.38	.60
Q4 2018	.80	.42
Q1 2019	1.38	.60
Q2 2019	1.70	.52
Q3 2019	3.04	1.02
Q4 2019	1.99	1.49

(1)All prior periods reflect the 1-for-200 reverse stock split made effective July 24, 2019.

Markets

The shares of the Company commenced trading on the Over the Counter Bulletin Board on July 14, 1999. The Company’s common shares began trading on the OTCQB on August 27, 2019.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Articles of Incorporation & By-Laws

Directors

A director who is, in any way, directly or indirectly interested in a proposed contract or transaction, shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the Canada Business Corporations Act (“CBCA”). A director shall not vote in respect of any contract or transaction with our Company in which he is interested, and any such proposed contract or transaction shall be referred to the Board of Directors or shareholders for approval even if such contract or transaction is one that the ordinary course of the Company’s business would not require approval by the Board of Directors or shareholders.

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

Rights, Preference and Restrictions

Common Shares

All of the authorized common shares of the Company, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. The Company’s By-Laws do not provide for cumulative voting.

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

With respect to the rights, preferences and restrictions attaching to the Company’s common shares, there are generally no significant differences between Canadian and United States law as the board of directors, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of a Company’s shares.

Changes to Common Shares

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are contained in the CBCA. The CBCA requires approval by a special resolution (i.e. approved by at least two-thirds of the votes cast at a meeting of the shareholders of our Company or consented to in writing by each of our shareholders) of our Company’s shareholders in order to effect any of the following changes:

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

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by the Company’s charter or other constituent documents of the Company on the right of foreigners to hold or vote common shares or other securities of the Company.

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

(1)acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(2)acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

(3)acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our Company, through the ownership of voting interests, remains unchanged.

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

Change in Control

There are no provisions in the Company’s By-Laws that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The CBCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our Certificate of Incorporation or Bylaws or in the CBCA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that the Company disclose, in its annual general meeting proxy statement, holders who beneficially own more than 10% of the Company’s issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Annual Report on Form 20-F, holders who own more than 5% of a company’s issued and outstanding shares.

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

(1)if the investor is a non-Canadian and is not a resident of a World Trade Organization (“WTO”) country, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000;

(2)if the investor is a non-Canadian and is a resident of a WTO member, any direct acquisition having an asset value exceeding $344,000,000, unless the business is involved in uranium production, financial services, transportation services or a cultural business.

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

F. Dividends and Paying Agents

Not required.

G. Statement by Experts

The financial statements of our Company as of December 31, 2019, 2018 and 2017 included in this report has been audited by Sadler, Gibb & Associates, LLC, as stated in the report appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15 Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Based on an evaluation as of December 31, 2019, our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the year ended December 31, 2019, management identified the following weaknesses, which were deemed to be material weaknesses in internal controls:

1.Certain entity level controls establishing a “tone at the top” were considered material weaknesses. Due to the size of the Company and available resources, there are limited personnel to assist with the accounting and financial reporting function, which results in a lack of segregation of duties. Additionally, the Company does not have an audit committee financial expert serving on its audit committee. A whistleblower policy is not necessary given the small size of the organization.

2.Due to the significant number and magnitude of adjustments identified during the year-end closing process, management has concluded that the controls over the period-end financial reporting process were not operating effectively. Specifically, controls were not effective to ensure that significant non-routine transactions, accounting estimates, and other adjustments were appropriately reviewed, analyzed, and monitored on a timely basis.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control-Integrated Framework. Based on its evaluation, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2019.

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

Changes in Internal Control and Financial Reporting.

There have been no changes in our internal control over financial reporting in the fiscal year ended December 31, 2019, which were identified in connection with our management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

1.We will appoint additional personnel to assist with the preparation of the Company's monthly financial reporting.

2.We plan to establish an Audit Committee and adopt an Audit Committee Charter as a part of our continuing remediation efforts to address deficiencies in the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2017	$10,000	$0	$0	$0
2018	$10,000	$0	$0	$0
2019	$13,000	$0	$0	$0

(1)The aggregate audit fees billed.

(2)The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading ‘‘Audit Fees’’.

(3)The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)The aggregate fees billed for products and services other than as set out under the headings ‘‘Audit Fees’’, ‘‘Audit Related Fees’’ and ‘‘Tax Fees’’.

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

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable

Item 16G. Corporate Governance.

Currently, our common shares are listed for trading on the OTCQB. We were uplisted from the OTCPK to the OTCQB on August 27, 2019. As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the SEC for U.S. domestic issuers. In the opinion of management, the Company’s corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the OTCQB.

Item 16H. Mine Safety Disclosures.

Not Applicable.

PART III

Item 17. Financial Statements

Balance sheets of the Company as at December 31, 2019, 2018, and 2017, the Statements of Operations and Stockholders’ Deficit and Cash Flows for each of the years ended December 31, 2019, 2018, and 2017, begin on page F-1 of this Form 20-F.

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

TOMBSTONE EXPLORATION CORPORATION

Date: May 15, 2020	/s/ Alan Brown
Alan Brown
President, Principal Financial and Accounting Officer, Principal Executive Officer, and Director

Date: May 15, 2020	/s/ Daniel A. Cistone
Daniel A. Cistone
Director

Date: May 15, 2020	/s/ Donald Rauch
Donald Rauch
Director

Date: May 15, 2020	/s/ Mark Mehok
Mark Mehok
Director

Tombstone Exploration Corporation

December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tombstone Exploration Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (“the Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Salt Lake City, UT

May 15, 2020

Tombstone Exploration Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31,	December 31,
	2019	2018
	$	$
ASSETS
Current assets
Cash	466,377	39,858

Total current assets	466,377	39,858

Advance on investments	810,000	-
Property and equipment	1,773	-

Total assets	1,278,150	39,858

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities

Accounts payable and accrued liabilities (Note 5)	84,677	47,807
Due to related parties	207,853	357,074
Notes payable, current	47,500	110,500

Total current liabilities	340,030	515,381

Notes payable, long term (Note 5)	150,000	-
Notes payable – related party, long term (Note 5)	200,000	-

Total liabilities	690,030	515,381

Nature of Operations and Continuance of Business (Note 1)
Subsequent Events (Note 10)

Stockholders’ Equity (Deficit)

Common stock	25,026,940	22,117,962
Authorized: unlimited common shares, with no par value
Issued and outstanding: 6,928,047 and 3,333,256 common shares, respectively

Common stock issuable	27,500	-

Additional paid-in capital	4,795,431	4,965,842

Accumulated deficit	(29,261,751)	(27,559,327)

Total stockholders’ equity (deficit)	588,120	(475,523)

Total liabilities and stockholders’ equity (deficit)	1,278,150	39,858

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Operations

(Expressed in U.S. dollars)

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	$	$	$
Operating expenses

Consulting services	111,392	137,074	27,032
General and administrative	29,665	24,918	18,214
Impairment of mineral property	350,000	-	-
Management and directors’ fees	825,177	240,000	380,411
Mineral property costs	5,991	23,085	290,125
Professional fees	71,264	95,114	111,647

Total operating expenses	1,393,489	520,191	827,429

Loss before other income (expense)	(1,393,489)	(520,191)	(827,429)

Other income (expense)

Accretion and interest expense	(65,870)	(33,192)	(89,485)
Gain (loss) on settlement of debt	(243,065)	23,577	24,125
Loss on change in fair value of derivative liabilities	-	(29,168)	(88,501)
Gain on legal settlement	-	-	50,000

Total other income (expense)	(308,935)	(38,783)	(103,861)

Net loss	(1,702,424)	(558,974)	(931,290)

Net loss per share – basic and diluted Net Loss Per Share – Basic and Diluted	(0.35)	(0.18)	(0.44)

Weighted average shares outstanding	4,849,806	3,095,546	2,095,268

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2017 to December 31, 2019

(Expressed in U.S. dollars)

	Common Stock
	Shares	Value	Additional Paid-In Capital	Common Stock Issuable	Accumulated Deficit	Total
	#	$	$	$	$	$

Balance as at December 31, 2016	1,830,264	20,826,027	4,965,842	50,000	(26,069,063)	(227,194)

Issuance of common shares for cash	441,666	265,000	-	-	-	265,000

Issuance of common shares for conversion of debt	155,270	247,068	-	-	-	247,068

Issuance of common shares for services	212,500	255,275	-	-	-	255,275

Share subscriptions received, net of shares issued	-	-	-	70,000	-	70,000

Net loss for the year	-	-	-	-	(931,290)	(931,290)

Balance, December 31, 2017	2,639,700	21,593,370	4,965,842	120,000	(27,000,353)	(321,141)

Issuance of common shares for cash	291,667	175,000	–	(120,000)	-	55,000

Issuance of common shares for conversion of debt	94,389	95,182	-	-	-	95,182

Issuance of common shares for services	307,500	254,410	-	-	-	254,410

Net loss for the year	-	-	-	-	(558,974)	(558,974)

Balance, December 31, 2018	3,333,256	22,117,962	4,965,842	-	(27,559,327)	(475,523)

Issuance of common shares for cash	2,601,898	1,561,000	-	10,000	-	1,571,000

Issuance of common shares for services and settlement of related party debt and accounts payable	867,893	1,044,228	(170,411)	-	-	873,817

Issuance of common shares for shareholder loan	125,000	303,750	-	-	-	303,750

Shares issuable for interest	-	-	-	17,500	-	17,500

Net loss for the year	-	-	-	-	(1,702,424)	(1,702,424)

Balance, December 31, 2019	6,928,047	25,026,940	4,795,431	27,500	(29,261,751)	588,120

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	For Years Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	$	$	$
Operating Activities

Net loss	(1,702,424)	(558,974)	(931,290)

Adjustments to reconcile net loss to net cash used in operating activities:

Accretion and interest expense	-	32,250	67,884
Common stock issued for services	698,766	254,410	255,275
Depreciation expense	61	-	-
Impairment of mineral property	350,000	-	-
Loss (gain) on settlement of debt	243,065	(23,577)	(24,125)
Loss on change in fair value of derivative liabilities	-	29,168	88,501
Penalty on default of convertible debt	-	-	18,000
Gain on legal settlement	-	-	(50,000)

Changes in operating assets and liabilities:

Accounts payable and accrued liabilities	65,106	(32,454)	49,621
Due to related parties	779	122,224	145,382

Net cash used in operating activities	(344,647)	(176,953)	(380,752)

Investing Activities
Advance on investments	(810,000)	-	-
Acquisition of mineral property rights	(350,000)	-	-
Purchase of property and equipment	(1,834)	-	-
		-	-
Net cash used in investing activities	(1,161,834)	-	-

Financing Activities

Proceeds from issuance of common shares and share subscriptions	1,571,000	55,000	385,000
Proceeds from issuance of convertible debt	-	-	30,000
Proceeds from issuance of notes payable	162,000	110,500	-
Proceeds from issuance of notes payable – related party	200,000	-	-

Net cash provided by financing activities	1,933,000	165,500	415,000

Change in cash	426,519	(11,453)	34,248

Cash, beginning of year	39,858	51,311	17,063

Cash, end of year	466,377	39,858	51,311

Non-cash Investing and Financing Activities

Common stock issued to settle debt and accrued interest	-	95,182	247,068
Common stock issued to settle accounts payable	25,051	-	-
Common stock issued to settle CEO loan	150,000	-	-
Common stock issued to settle shareholder loan	303,750	-	-
Common stock issuable for interest expense	17,500	-	-
Settlement of common stock issuable	-	120,000	50,000

Supplemental Disclosures

Interest paid	-	-	-
Income tax paid	-	-	-

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(expressed in U.S. dollars)

1. Nature of Operations and Continuance of Business

Tombstone Exploration Corporation (the “Company”) was incorporated under the Canada Business Corporations Act on October 30, 1997 as 3430502 Canada Ltd. On December 4, 1997, the Company changed its name to Four Crown Foods Inc. On June 5, 2000, the Company changed its name to Universal Domains Incorporated. In 2001, the Company withdrew from the domain registration business and acquired 100% of the issued and outstanding common shares of VCL Communications Corp. (“VCL”), a teleconferencing services company that targeted clients throughout North America. In November 2003, given the Company’s liabilities and the lack of profitability, the Company ceased all operations.

On September 20, 2004, the Company changed its name to Pure Capital Inc., and focused its operations on the exploration and production of crude oil and natural gas properties. On November 1, 2006, the Company acquired 100% of the mineral claims located in Tombstone, Arizona in exchange for $100,000 and the issuance of 8,000,000 common shares of the Company. Effectively, on February 6, 2007, the Company changed its name to Tombstone Exploration Corporation.

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. As at December 31, 2019, the Company did not record any revenues, and an accumulated deficit of $29,261,751. During the year ended December 31, 2019, the Company incurred a net loss of $1,702,424. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

(b)Use of Estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of property and equipment, impairment of intangible assets, fair value of stock-based compensation, valuation of convertible debentures and derivative liabilities, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(c)Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2019 and 2018, the Company had no cash equivalents.

(d)Property and Equipment

Property and equipment are recorded at the lower of cost or net book value, and are amortized based on the following rates:

Equipment	5 years straight-line

(e)Impairment of Long-Lived Assets

In accordance with ASC 360, Property Plant and Equipment, management tests long-lived assets to be held and used for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

(f)Mineral Properties

Mineral property acquisition and exploration costs are expensed as incurred. When a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

(g)Stock-Based Compensation

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

(i)Income Taxes

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

(j)Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2019 and 2018, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the consolidated financial statements.

(k)Derivative Liability

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

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(l)Beneficial Conversion Features

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

(m)Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. At December 31, 2019 and 2018, the Company had no potentially dilutive shares

(n)Fair Value Measurements and Financial Instruments

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

The Company’s financial instruments consist principally of cash, accounts payable and accrued liabilities, notes payable, and amounts due to related parties. Pursuant to ASC 820 and 825, the fair value of our cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(o)Financial Instruments

The Company’s operations are in Canada, which results in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk. As at December 31, 2019 and 2018, the Company had no outstanding derivative liabilities. During the year ended December 31, 2018, the Company recorded a loss on the change in fair value of $29,168.

(p)Foreign Currency Translation

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

(q)Recent Accounting Pronouncements

In February 2016, the FASB issued new lease accounting guidance in ASU No. 2016-02, “Leases”. This new guidance was initiated as a joint project with the International Accounting Standards Board to simplify lease accounting and improve the quality of and comparability of financial information for users. This new guidance would eliminate the concept of off-balance sheet treatment for “operating leases” for lessees for the vast majority of lease contracts. Under ASU No. 2016-02, at inception, a lessee must classify all leases with a term of over one year as either finance or operating, with both classifications resulting in the recognition of a defined “right-of-use” asset and a lease liability on the balance sheet. However, recognition in the income statement will differ depending on the lease classification, with finance leases recognizing the amortization of the right-of-use asset separate from the interest on the lease liability and operating leases recognizing a single total lease expense. Lessor accounting under ASU No. 2016-02 would be substantially unchanged from the previous lease requirements under GAAP. ASU No. 2016-02 will take effect for public companies in fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted and for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, lessees and lessors must apply a modified retrospective transition approach. The Company implemented this standard on January 1, 2019 and there was no material impact to the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, which simplifies the accounting for nonemployee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The standard will become effective for the Company on January 1, 2020. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(expressed in U.S. dollars)

3. Advance on Investment

On April 1, 2019, the Company entered into an option agreement (the “Agreement”) with Goldrock Resources Inc. (“Goldrock”), a non-related party incorporated in the state of Nevada, for a 40% interest in the Bonanza Project. Under the terms of the Agreement, the Company would earn its 40% interest by: (i) pay Goldrock $310,000 for funding of the project on the closing date of the agreement (paid); (ii) pay $500,000 for additional funding within 3 months of the closing date of the agreement (paid); and (iii) pay $2,750,000 of additional funding within 6 months of the closing date of the agreement. As at December 31, 2019, the Company has not made the final payment of $2,750,000 and the Company has not fully earned its 40% interest in the Bonanza Project. As the Company has made initial payments of $810,000 within the time frames of the Agreement, the Company can receive their initial investment back from Goldrock, without interest, from 20% of any net proceeds received from the Bonanza Project and the Agreement is still in good standing. Refer to Note 10.

4. Mineral Property

In January 2019, the Company acquired royalty rights from Bahamas Aggregates Inc. (“BAI”), a non-related party, where the Company would earn a royalty fee of $0.50 per tonne of aggregate minerals owned by BAI in exchange for $500,000. During the year ended December 31, 2019, the Company made total payments of $350,000 and the royalty fee was amended from $0.50 per tonne to $0.35 per tonne.

During the year ended December 31, 2019, the Company received $nil from BAI as production on the property was halted due to a natural disaster. BAI is currently seeking legal advice to recover the lost value of aggregate minerals that were damaged due to the effects of the natural disaster. As a result, the Company recorded an impairment loss of $350,000 for the year ended December 31, 2019 which is recorded in the statement of operations.

5. Notes Payable

(a)As at December 31, 2019, the Company owed $47,500 (2018 - $110,500) of notes payable to a significant shareholder of the Company which is unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2019, the Company received advances of $12,000 and settled $75,000 of notes payable with the issuance of 125,000 common shares. Refer to Note 7(m).

(b)As at December 31, 2019, the Company owed $150,000 (2018 - $nil) of notes payable to a significant shareholder of the Company which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. In addition, on January 31, 2019, 2020, and 2021, if the note is still outstanding, the Company will issue restricted common stock equal to 5% of the principal amount of the note. As at December 31, 2019, the Company has accrued $7,500 of common stock issuable in relation to this note and $20,589 of accrued interest.

(c)As at December 31, 2019, the Company owed $150,000 (2018 - $nil) of notes payable to a director and shareholder which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. In addition, on January 31, 2019, 2020, and 2021, if the note is still outstanding, the Company will issue restricted common stock equal to 5% of the principal amount of the note. As at December 31, 2019, the Company has accrued $7,500 of common stock issuable in relation to this note and $20,589 of accrued interest.

(d)As at December 31, 2019, the Company owed $50,000 (2018 - $nil) of notes payable to a director and shareholder which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. In addition, on January 31, 2019, 2020, and 2021, if the note is still outstanding, the Company will issue restricted common stock equal to 5% of the principal amount of the note. As at December 31, 2019, the Company has accrued $2,500 of common stock issuable in relation to this note and $7,192 of accrued interest.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(expressed in U.S. dollars)

6. Derivative Liability

The Company records the fair value of the reset provision of its exercise price of share purchase warrants in accordance with ASC 815, Derivatives and Hedging. The fair value of the derivative liability is revalued on each balance sheet date with corresponding gains and losses recorded in the consolidated statement of operations. During the year ended December 31, 2019, the Company recorded a loss on the change in fair value of the derivative liability of $nil (2018 – $29,168; 2017 - $88,501).

A summary of the activity of the derivative liability is shown below:

$
Balance, December 31, 2017	52,491
Adjustment for conversion	(81,659)
Mark to market adjustment	29,168

Balance, December 31, 2018 and 2019	-

7. Common Shares

The Company has authorized an unlimited number of common shares with no par value, and a 200-to-1 reverse split was authorized on July 24, 2019 and has been applied retroactively. All share amounts noted are reflective of the reverse stock split.

Year Ended December 31, 2019

(a)On May 31, 2019, the Company issued 725,000 common shares at $0.60 per share for proceeds of $435,000, of which 333,333 common shares for proceeds of $200,000 were issued to directors of the Company.

(b)On May 31, 2019, the Company issued 17,893 common shares with a fair value of $25,051 to settle debt of $10,736, resulting in a loss on settlement of debt of $14,315. The fair value of common shares was based on the end of day trading price of the Company’s common stock on the date of issuance.

(c)On May 31, 2019, the Company issued 250,000 common shares to settle debt owed to the President and Director of the Company of $150,000. The Company used a fair value of $350,000, being the end of day trading price of the Company’s common shares on the date of issuance, to value the shares issued which resulted in the excess charge of $200,000 recorded against additional paid-in capital.

(d)On June 18, 2019, the Company issued 416,667 common shares at $0.60 per share for proceeds of $250,000, of which 83,333 common shares for proceeds of $50,000 were issued to a director of the Company.

(e)On June 18, 2018, the Company issued 600,000 common shares with a fair value of $669,176 to directors and officers of the Company for services. The fair value of common shares was based on the end of day trading price of the Company’s common stock on the date of issuance.

(f)On August 5, 2019, the Company issued 133,333 common shares at $0.60 per share for proceeds of $80,000, of which 100,000 common shares for proceeds of $60,000 were issued to a director of the Company.

(g)On August 30, 2019, the Company issued 311,668 common shares at $0.60 per share for proceeds of 187,000, of which 70,000 common shares for proceeds of $42,000 were issued to a director of the Company.

(h)On September 27, 2019, the Company issued 358,335 common shares at $0.60 per share for proceeds of $215,000, of which 108,333 common shares for proceeds of $65,000 were issued to a director or family member of a director of the Company.

(i)On November 7, 2019, the Company issued 50,000 common shares at $0.60 per share for proceeds of $30,000.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(expressed in U.S. dollars)

7. Common Shares (continued)

(j)On November 20, 2019, the Company issued 83,334 common shares at $0.60 per share for proceeds of $50,000.

(k)On December 5, 2019, the Company issued 420,000 common shares at $0.60 per share for proceeds of $252,000.

(l)On December 20, 2019, the Company issued 103,334 common shares at $0.60 per share for proceeds of $62,000, of which 50,000 common shares for proceeds of $30,000 were issued to a director of the Company.

(m)On December 20, 2019, the Company issued 125,000 common shares with a fair value of $303,750 to a shareholder of the Company to settle shareholder loan with a fair value of $75,000, resulting in a loss on settlement of debt of $228,750. The fair value of common shares was based on the end of day trading price of the Company’s common stock on the date of issuance.

Year Ended December 31, 2018

(n)On January 12, 2018, the Company issued 241,667 common shares for proceeds of $145,000, of which $120,000 was received as at December 31, 2017.

(o)On January 12, 2018, the Company issued 7,500 common shares for consulting services with a fair value of $9,000.

(p)On February 6, 2018, the Company issued 32,020 common shares with a fair value of $38,424 upon the conversion of $13,000 of convertible debentures and derivative liability of $39,041 resulting in a gain on settlement of $13,617.

(q)On February 14, 2018, the Company issued 34,314 common shares with a fair value of $34,314 upon the conversion of $14,000 of convertible debentures and derivative liability of $26,289 resulting in a gain on settlement of $5,975.

(r)On March 6, 2018, the Company issued 28,055 common shares with a fair value of $22,444 upon the conversion of $8,000 of convertible debentures, $2,100 of accrued interest, and $16,329 of derivative liability resulting in a gain on settlement of $3,985.

(s)Between April and July 2018, the Company issued 50,000 common shares for proceeds of $30,000.

(t)On August 20, 2018, the Company issued 175,000 common shares for consulting services with a fair value of $145,411.

(u)On August 27, 2018, the Company issued 75,000 common shares to directors and officers of the Company for services with a fair value of $60,000.

(v)On August 27, 2018, the Company issued 50,000 common shares for services with a fair value of $40,000, which included 25,000 common shares with a fair value of $20,000 to a director of the Company.

Year Ended December 31, 2017

(w)On February 1, 2017, the Company issued 29,101 common shares with a fair value of $46,562 for the conversion of $9,497 of convertible debenture, $3,499 of accrued interest, and $41,864 of derivative liability resulting in a gain on settlement of $8,298.

(x)On May 11, 2017, the Company issued 166,667 common shares for proceeds of $100,000.

(y)On August 8, 2017, the Company 12,000 common shares with a fair value of $21,600 for the conversion of $12,000 of financing fees and $12,976 of derivative liability resulting in a gain on settlement of $3,376.

(z)On August 10, 2017, the Company issued 13,636 common shares with a fair value of $21,818 for the conversion of $12,000 of convertible debenture and $13,043 of derivative liability resulting in a gain on settlement of $3,225.

(aa)On August 11, 2017, the Company issued 100,000 common shares for proceeds of $60,000.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(expressed in U.S. dollars)

7. Common Shares (continued)

(bb)On August 22, 2017, the Company issued 18,072 common shares with a fair value of $25,301 for the conversion of $10,500 of convertible debenture, $4,500 of financing fees, and $13,962 of derivative liability resulting in a gain on settlement of $3,661.

(cc)On August 28, 2018, the Company issued 13,000 common shares with a fair value of $20,800 for the conversion of $7,612 of convertible debenture, $500 of financing fees, and $13,382 of derivative liability resulting in a gain on settlement of $694.

(dd)On September 5, 2017, the Company issued 16,417 common shares with a fair value of $19,700 for the conversion of $10,500 of convertible debenture, $1,320 of accrued interest, and $8,692 of derivative liability resulting in a gain on settlement of $812.

(ee)On September 14, 2017, the Company issued 18,500 common shares with a fair value of $22,200 for the conversion of $7,492 of convertible debenture, $500 of financing fees, and $14,547 of derivative liability resulting in a gain on settlement of $339.

(ff)On September 28, 2017, the Company issued 34,544 common shares with a fair value of $69,087 for the conversion of $14,896 of convertible debentures, $2,405 of accrued interest, $500 of financing fees, and $52,264 of derivative liability resulting in a gain on settlement of $3,721.

(gg)On November 12, 2017, the Company issued 133,333 common shares for proceeds of $80,000.

(hh)On November 12, 2017, the Company issued 87,500 common shares to officers and directors of the Company for services with a fair value of $125,411.

(ii)On November 12, 2017, the Company issued 125,000 common shares for services with a fair value of $129,863.

8. Related Party Transactions

(a)As at December 31, 2019, the Company owed $207,853 (2018 - $357,074) to the President of the Company for management fees and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2019, the Company incurred $156,000 (2018 - $180,000; 2017 - $180,000) to the President of the Company for management fees, and issued 250,000 common shares to settle outstanding debt of $150,000. Refer to Note 7(c).

(b)During the year ended December 31, 2019, the Company incurred $669,176 (2018 - $60,000; 2017 - $200,411) to directors of the Company for services.

(c)As at December 31, 2019, the Company owed $150,000 (2018 - $nil) of notes payable to a director and shareholder which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. In addition, on January 31, 2019, 2020, and 2021, if the note is still outstanding, the Company will issue restricted common stock equal to 5% of the principal amount of the note. As at December 31, 2019, the Company has accrued $7,500 of common stock issuable in relation to this note and $20,589 of accrued interest.

(d)As at December 31, 2019, the Company owed $50,000 (2018 - $nil) of notes payable to a director and shareholder which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. In addition, on January 31, 2019, 2020, and 2021, if the note is still outstanding, the Company will issue restricted common stock equal to 5% of the principal amount of the note. As at December 31, 2019, the Company has accrued $2,500 of common stock issuable in relation to this note and $7,192 of accrued interest.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(expressed in U.S. dollars)

9. Income Taxes

The Company has $13,554,400 of net operating losses to carry forward to offset taxable income in future years which expire through fiscal 2036.

The components of the net deferred tax asset at December 31, 2019 and 2018, the statutory tax rate, the effective tax rate and the amount of the valuation allowance for the years ended December 31, 2019, 2018, and 2017 are indicated below:

	2019 $	2018 $	2017 $

Loss Before Taxes	(1,702,424)	(558,974)	(931,290)
Statutory rate	21%	21%	34%

Computed expected tax recovery	(357,509)	(117,384)	(316,639)
Non-deductible expenses	51,044	7,946	44,968
Change in tax rates	-	1,511,910	-
Change in valuation allowance	306,465	(1,402,472)	271,671

Income tax expense	-	-	-

	2019 $	2018 $

Deferred tax asset
Cumulative net operating losses	2,858,219	2,551,755
Less valuation allowance	(2,858,219)	(2,551,755)

Net deferred tax asset	-	-

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

	Net Loss	Expiry Date of
Period Incurred	$	Operating Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031
December 31, 2012	391,900	2032
December 31, 2013	252,000	2033
December 31, 2014	444,900	2034
December 31, 2015	365,600	2035
December 31, 2016	971,100	2036
December 31, 2017	799,000	2037
December 31, 2018	521,100	2038
December 31, 2019	1,459,400	2039

	13,554,400

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

(expressed in U.S. dollars)

10.Subsequent Events

(a)On January 13, 2020, the Company issued 358,334 common shares for proceeds of $215,000, of which $10,000 was received as at December 31, 2019.

(b)On February 27, 2020, the Company issued 41,667 common shares for proceeds of $25,000.

(c)On March 25, 2020, the Company issued 333,335 common shares for proceeds of $200,000.

(d)On March 25, 2020, the Company issued 16,521 common shares to settle outstanding accounts payable of $9,912.

(e)On April 10, 2020, the Company made an additional payment of $500,000 relating to the Bonanza Project, as disclosed in Note 3.