Form 20-F
period 2020-12-31
TOMBSTONE EXPLORATION CORP
filed 2021-05-06
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

There were 10,980,746 Common Shares without par value issued and outstanding as at April 28, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [   ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [X] YES [   ] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] YES [   ] NO

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] YES [   ] NO (Not Applicable)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[X]	Emerging growth company	[ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X] International Financial Reporting Standards as issued by the International Accounting Standards Board [   ] Other [   ]

 If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [   ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [   ] YES [X] NO

TABLE OF CONTENTS (CONTINUED)

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

The consolidated financial statements of the Company for the years ended December 31, 2017, 2018, 2019 and 2020 have been audited by Sadler, Gibb & Associates, LLC, 344 West 13800 South, Suite 250, Draper, UT 84020. The consolidated financial statements of the Company for the years ended December 31, 2015 and 2016 were audited by Anton & Chia LLP, 3501 Jamboree Rd., Newport Beach, CA 92660.

Item 1. Identity of Directors, Senior Management and Advisers

Not Required.

Item 2. Offer Statistics and Expected Timetable

Not Required.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2016 to December 31, 2020. We derived all figures from our financial statements as prepared by our management, approved by our audit committee. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY'S FINANCIAL STATEMENTS

	2016(1) $	2017(1) $	2018(1) $	2019(1) $	2020(1) $
OPERATING DATA:
Revenue	-	-	-	-	-
Gross Profit	-	-	-	-	-
Net Income (Loss)	(1,169,425)	(931,290)	(558,974)	(1,702,424)	(1,369,470)
Earnings (Loss) Per Share	(0.00)	(0.44)	(0.18)	(0.35)	(0.16)

BALANCE SHEET DATA:
Cash	17,063	51,311	39,858	466,377	176,120
Total Assets	17,063	51,311	39,858	1,278,150	3,052,512
Total Liabilities	244,257	372,452	515,381	690,030	545,827
Shareholders’ Equity (Deficit)	(227,194)	(321,141)	(475,523)	(588,120)	2,506,685

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

Risks Related to Pandemics

The near-term effects of the recent COVID-19 coronavirus pandemic are known, as they adversely affected our business. Longer term effects are not immediately known and may adversely affect our business, results of operations, financial condition, liquidity and cash flow.

Presently, the impact of COVID-19 has had adverse effects on our business by slowing down our ability to work with third parties outside of Arizona, where the majority of our operations currently exist. The Company suffered Covid related schedule delays in relation to the leach pad construction such as losing most the liner crew for almost three months, permit delays in the final water well approval, and finding a water well driller, everything is finally coming together for start-up. We believe Covid related issues affected our schedule by as much as five months and affected every aspect of our construction, purchase, and location of parts and equipment. It is difficult to predict what other adverse effects, if any, COVID-19 can have on our business, or against the various aspects of same.

As of the date of this Annual Report, COVID-19 coronavirus has been declared a pandemic by the World Health Organization, has been declared a National Emergency by the United States Government and has resulted in several states being designated disaster zones. COVID-19 coronavirus caused significant volatility in global markets. The spread of COVID-19 coronavirus has caused public health officials to recommend precautions to mitigate the spread of the virus, especially as to travel and congregating in large numbers. In addition, certain states and municipalities have enacted quarantining and “shelter-in-place” regulations which severely limit the ability of people to move and travel and require non-essential businesses and organizations to close. While some states have lifted certain “shelter-in-place” restrictions and travel bans, as they are removed there is no certainty that an outbreak will not occur and additional restrictions imposed again in response. Additionally, while several states have lifted restrictions they may reimpose such restrictions as the number of cases rise again. Lastly, as vaccinations become readily available we cannot predict what restrictions may be imposed in the event of a vaccine mandate for travel to and from particular destinations or whether vaccines will be available in the event of a mandate.

It is unclear how such restrictions, which will contribute to a general slowdown in the global economy, will affect our business, results of operations, financial condition and our future strategic plans. Further, while many businesses have survived the past year, and some thrived, as COVID-19 becomes more controlled, we cannot predict how the global economy will respond to the return to normalcy, or whether it will continue to sustain steadily.

Shelter-in-place, essential-only travel regulations, and vaccine mandates could negatively impact our employees, partners, and customers. In addition, we still could experience significant supply chain disruptions due to interruptions in operations at any or all of our suppliers’ and service providers facilities. The current status of COVID-19 coronavirus closures and restrictions could also negatively impact our ability to receive funding from our existing capital sources as each business is and has been affected uniquely.

If any of our employees, consultant, customers, or visitors were to become infected we could be forced to close our operations temporarily as a preventative measure to prevent the risk of spread which could delay our progress and interfere with our ability to meet obligations.

In addition, our headquarters are located in Arizona which has previously been the subject of large COVID-19 outbreak resulting in restrictions on individuals and businesses. While they are currently lifted, it is unclear at this time how these restrictions will be continued and/or amended as the pandemic evolves. We are hopeful that COVID-19 closures will have only a limited effect on our operations and revenues.

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

As of the date of this Report, we have not yet located any mineral reserve. The Company is currently putting the Bonanza mine into production in June 2021. As a result, we have never had any revenues from our operations, but anticipate revenue may commence in third quarter 2021 as a result of production at the Bonanza mine. In addition, we have no operating history related to the acquisition and exploration of our mineral properties. We have no way to evaluate the likelihood of whether our mineral claims contain any mineral reserve or, if they do that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our claims. We expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our claims, we will not be able to earn profits or continue operations. At this stage of our operation in this industry, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a material adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

We have not generated any revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. During the year ended December 31, 2020, we received $2,230,375 in financing, in year ended December 31, 2019, $1,933,000 in financing, and for year ended December 31, 2018 we received $165,500 in financing. However, if our expenses exceed these funds, we will need to secure additional financing for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

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

We may in the future grant to some or all of our directors, officers, insiders, and key employees, options to purchase our common shares as non-cash incentives to those persons. Such options may be granted at exercise prices equal to market prices, or at such other price as may be permitted under the policies of any stock exchange upon which our securities are traded (currently, our common shares are listed for trading on the OTCQB Venture Market), when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

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

•The Bonanza Mine Area is 5 miles North of I-10 Exit 53 (Hovatter Rd), ~110 miles West of Phoenix Airport.

•+180,000 oz Au (Gold) mined 1880s-early 1900s, @ 1+ oz Au/ton: high angle shear zones on thrust sheets

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

Update to the permitting:

The three permits necessary to operate are: Aquifer Protection Permit (APP), BLM Mine Plan of Operations for Public Land (MPO), and a Reclamation Plan for private property are all well into the permitting process. All permits are considered administratively complete as of December 31, 2020.

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

Heap Leach Pad:

Heap leaching is an industrial mining process used to extract precious metals and other compounds from ore using a series of chemical reactions that absorb specific minerals and re-separate them after their division from other earth materials. Similar to in situ mining, heap leach mining differs in that it places ore on a liner, then adds the chemicals via drip systems to the ore, whereas in situ mining lacks these liners and pulls pregnant solution up to obtain the minerals. Heap leaching is widely used in modern large-scale mining operations as it produces the desired concentrates at a lower cost compared to conventional processing methods such as flotation, agitation, and vat leaching.

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

Recent Developments on Operations:

In 3rd quarter 2019, the Bonanza Mining Company (Joint Venture Company) (Bonanza) identified that their permitting engineers, CDM Smith, submitted the Air Quality permit on July 2nd and received a determination of completeness letter the same day. The completeness determination effectively starts the clock for air permit engineering review with expectations of completing the air permitting in November 2019.

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

On May 20, 2020 the Company announced the execution of a contract with 5D Mining & Construction, Inc. (“5D”) for the building of the heap leach pad for the Bonanza Harquahala Mine. Phase One construction of the Bonanza Heap Leach Project is anticipated to start on or about May 25, 2020, with full project completion expected by mid-September. Per the contract, 5D will supply labor, equipment and materials to perform all of the civil work and liner installation for phase one. Phase Two, currently under consideration, includes a much bigger package where we have potentially identified 150,000 – 300,000 oz of Au in defined underground targets in and around the old Harquahala mine with significant upside potential. The 5D contract for construction for this first phase of the Bonanza Heap Leach Project includes all survey work required for layout and grading, debrushing the work area, demolishing obstructing concrete structures, relocating and stockpiling the existing tailings, mass grading for the PLS pond and leach pad, all trenching and backfill for the liner anchor trench, fine grading for the liner, installation of the liner and perforated drain pipe, including required support work.

In June 2020, the Company announced construction has begun on the leach pad at the Harquahala Mine in La Paz County, Arizona. The 5D Mining and Construction Company effectively grubbed and staked the whole pad area and was halfway through the excavation of the leach pond by end of June 2020. The completion of the construction phase is on track for completion by the end of the summer and production will commence immediately after that.

In February 2021, the Company announced that construction of the pad is complete with the finish of the liner installation. Field Lining Systems Inc. were able to complete the liner install and the final report will be sent to the Arizona Department of Environmental Quality. Crushing material and laying of the 18-inch liner protection layer has started using low grade material from the south side of the mine area. Stacking will commence towards the end of next week with completion of laying the protection layer and leaching will commence shortly thereafter. The carbon columns required for gold recovery are now set-up with all piping and electrical installation to be completed this week. The cyanide tank was also delivered and is being set-up and prepped for production.The long-awaited water well has been drilled to 706 feet and produces approximately 310 gallons per minute; the well however will potentially produce twice this amount of water. The pipeline and well pumps are being installed and should be ready to pump water towards the end of next week. Items such as the office trailer and storage are in transit to the location.

In April 2021, the Company announced approximately 25,000 tons of rock have been crushed to the appropriate size; the crushing is a precursor to stacking. The crushed rock is the highest known gold grade material on the site and will allow for a quick start to leaching and recovery.

An agglomerator for ore agglomeration was located approximately four weeks ago and moved to site and set-up for operation. All ore feeding equipment, conveyors, cement silo, stacker and feeder will be put in place early this week with electrical being installed shortly thereafter. The agglomerator was the final piece of equipment needed at the site and agglomeration and pad stacking will start towards the end of the week.

The leach pad and all of the associated piping and processing equipment have been installed. Final electrical installation will be completed this week. Testing of the pumps and equipment will take place early in the week with no problems expected. The water well was finished and provides well over 250 gallons per minute. The water infrastructure is in place and water is now being provided to the Harquahala site through our permitted pipeline system. An automated water filling system for the onsite tank is being installed. All cyanide related infrastructure is on site and in place. An office trailer has also been placed on site for administrative functions.

The Bonanza Mine is now completely built out and expects to commence production by June 2021.

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

The current lode claims “Star1 – Star20” held from dates:

•Location date of Claims Star1 thru Star4 - located Star4 May 19, 2015 to Sept 1 2021.

•Location of Claims Star5 thru Star20 - located Sept 12th,2015 to Sept 1st 2021.

•Stardust claims (Star1 –Star20) are United States federal unpatented lode claims.

•Stardust project is an Exploration project.

•Project name: Stardust

•Claim names: Star1 through Star20

•List of claims at Stardust project included in below compiled listing of Stardust project claims:

These claims can be found recorded in the Phoenix BLM system and accessed through the online LR2000 system found at: https://www.blm.gov/lr2000/

AMC Number	Name	Loc Date	Maintenance Paid to	Type	Surface Owner	Mineral Owner
AMC433664	Star1	5/19/2015	1-Sep-21	Lode	BLM	BLM
AMC433665	Star2	5/19/2015	1-Sep-21	Lode	BLM	BLM
AMC433666	Star3	5/19/2015	1-Sep-21	Lode	BLM	BLM
AMC433667	Star4	5/19/2015	1-Sep-21	Lode	BLM	BLM
AMC433914	Star5	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433915	Star6	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433916	Star7	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433917	Star8	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433918	Star9	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433919	Star10	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433920	Star11	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433921	Star12	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433922	Star13	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433923	Star14	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433924	Star15	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433925	Star16	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433926	Star17	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433927	Star18	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433928	Star19	9/12/2015	1-Sep-21	Lode	BLM	BLM
AMC433928	Star20	9/12/2015	1-Sep-21	Lode	BLM	BLM

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

Stardust Mine Events for years ended December 31, 2017, 2018, 2019 and 2020:

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

•This first phase drilling program is designed to establish strike length and test grades over a large enough width within the defined chlorite hematite hosted vein system. The drilling will attempt to define structural continuity (vein continuity along strike), grade of veins and hosting chl-hem zone, and find the width of structures. The program, as designed, should also demonstrate grade at reasonably shallow depths. The lowest drilling angle -45 degrees is envisioned for this program.

•Holes 3 and 4 are designed to test projection of gold mineralization in outcrop veins and silicification found just NE of one of the original shafts on the property. We look forwarding to receiving and reviewing the assay results and sharing with our shareholders, as there have been multiple locations of veins throughout the core that we have sent for assay.”

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

The overall Stardust epithermal system appears differentially eroded from east to west. East of the historic mine shafts, exposures are good. Rock chip gold-silver results improve nearer to the historic Stardust mine shafts, which are located in a central corridor where the precious metals zone is better preserved from erosion, but incompletely covered by gravel. Drill holes SDR 5 and 6 tested this corridor. Drill holes SDR 7 through SDR 13 targeted quartz veins beneath gravel cover up to 300’ north and 1500’ west of the historic shafts. These holes encountered the strongest quartz vein intervals, up to 55’ thick. Quartz vein intervals were encountered through a depth range from just below the gravel cover to downhole depths up to 615’, suggesting good preservation of the precious metals zone at depth. About 1300’ west of the Stardust shaft, a prominent NE structure further down-drops tertiary volcanic rocks into fault contact with older intrusive and metamorphic rocks that host the known quartz veins. SDR 12 was collared in the hanging wall of this structure and encountered a thicker gravel sequence, tertiary volcanic rocks, and quartz veining at the fault contact between the tertiary volcanic rocks and pre-tertiary basement rocks, as well as additional quartz veins and silicification in the basement rocks. Strong alteration and structurally-controlled quartz veining continues to the western extent of the 2017 drilling, leaving the Stardust epithermal system open to the west and potentially still strengthening to the west. This drill program clearly shows the Stardust project contains an epithermal alteration system much larger and stronger than indicated by the restricted historic workings and surface exposures and requires further drilling to determine its size. The strength and extent of quartz veining and silicification observed during the drill program suggest excellent potential for significant gold and silver results. All 1000 samples are presently at Skyline Assayers and Laboratories in Tucson, Arizona. Results are expected in 4-6 weeks.

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

•The overall Stardust epithermal system appears differentially eroded from east to west. East of the historic mine shafts, exposures are good. Rock chip gold-silver results improve nearer to the historic Stardust mine shafts, which are located in a central corridor where the precious metals zone is better preserved from erosion, but incompletely covered by gravel. Drill holes SDR 5 and 6 tested this corridor. Drill holes SDR 7 through SDR 13 targeted quartz veins beneath gravel cover up to 300’ north and 1500’ west of the historic shafts. These holes encountered the strongest quartz vein intervals, up to 55’ thick. Quartz vein intervals were encountered through a depth range from just below the gravel cover to downhole depths up to 615’, suggesting good preservation of the precious metals zone at depth. About 1300’ west of the Stardust shaft, a prominent NE structure further down-drops tertiary volcanic rocks into fault contact with older intrusive and metamorphic rocks that host the known quartz veins. SDR 12 was collared in the hanging wall of this structure and encountered a thicker gravel sequence, tertiary volcanic rocks, and quartz veining at the fault contact between the tertiary volcanic rocks and pre-tertiary basement rocks, as well as additional quartz veins and silicification in the basement rocks. Strong alteration and structurally-controlled quartz veining continue to the western extent of the 2017 drilling, leaving the Stardust epithermal system open to the west and potentially still strengthening to the west. To date all drill results had lower grade gold than expected on this small area of drilling. Tombstone has drilled through incredible large quartz vein intercepts with this drill campaign and nearly every section sent for assay carried gold, leaving Tombstone highly optimistic on identifying greater quantities on the remaining 396 acres of the Stardust Property.

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

The Company has not conducted any work at the Stardust Mine in 2019 or 2020, however, the Company still holds all of the claims.

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

The overall Stardust epithermal system appears differentially eroded from east to west. East of the historic mine shafts, exposures are good. Rock chip gold-silver results improve nearer to the historic Stardust mine shafts, which are located in a central corridor where the precious metals zone is better preserved from erosion, but incompletely covered by gravel. Drill holes SDR 5 and 6 tested this corridor. Drill holes SDR 7 through SDR 13 targeted quartz veins beneath gravel cover up to 300’ north and 1500’ west of the historic shafts. These holes encountered the strongest quartz vein intervals, up to 55’ thick. Quartz vein intervals were encountered through a depth range from just below the gravel cover to downhole depths up to 615’, suggesting good preservation of the precious metals zone at depth. About 1300’ west of the Stardust shaft, a prominent NE structure further down-drops tertiary volcanic rocks into fault contact with older intrusive and metamorphic rocks that host the known quartz veins. SDR 12 was collared in the hanging wall of this structure and encountered a thicker gravel sequence, tertiary volcanic rocks, and quartz veining at the fault contact between the tertiary volcanic rocks and pre-tertiary basement rocks, as well as additional quartz veins and silicification in the basement rocks. Strong alteration and structurally-controlled quartz veining continues to the western extent of the 2017 drilling, leaving the Stardust epithermal system open to the west and potentially still strengthening to the west. To date all drill results had lower grade gold than expected on this small area of drilling. Tombstone has drilled through incredibly large quartz vein intercepts with this drill campaign and nearly every section sent for assay carried gold, leaving Tombstone highly optimistic on identifying greater quantities on the remaining 396 acres of the Stardust Property.

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

SRK made the following recommendations in the Report:

[ ]	Compile and analyze all available district-wide data and use that analysis to define and prioritize future targets.
[ ]	Convert historical and current drill logs to digital format logs, re-logging holes that have incomplete logs.
[ ]	Digitize all geochemical data.
[ ]	Use industry-standard software for mapping and record-keeping.
[ ]	Conduct surface geophysical surveys over targets identified by the ZTEM airborne survey.
[ ]	Compile all data in a GIS database, and analyze coincident anomalies to define drill targets.
[ ]	Define a drill program and budget.

Summary of Exploration Activities

SUMMARY OF EXPLORATION HISTORY AND FUTURE EXPLORATION PLANS
Year	Expenditures / Budget	Source of Funding	Exploration Activities	Persons Conducting Exploration and Qualifications
2017-18	$1,425,000	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine; drilling and bond reclamation	Professional Geologists sampling of Stardust
			Geophysical Mapping & Sampling	Various Professional Engineers and Geologists from the State of Arizona
			Additional Sampling and Trenching of properties	Harris Exploration Drilling and Associates, Inc. (Drilling on Stardust Property May 2017)

Drilling

Assays
2018-19	$2,000,000	Private Placement/ Private Investors	Staking of Mining Claims at Stardust Mine; drilling and bond reclamation	Professional Geologists sampling of Stardust
			Geophysical Mapping & Sampling	Various Professional Engineers and Geologists from the State of Arizona

Additional Sampling and Trenching of properties

Drilling

Assays

Strategic joint ventures
2020-21	$4,320,000	Private Placement/ Private Investors	Build out of Heap Leach Pad for Bonanza	Professional Geologists sampling of Stardust
			Staking of Mining Claims at Stardust Mine; drilling and bond reclamation	Various Professional Engineers and Geologists from the State of Arizona

Geophysical Mapping & Sampling

Additional Sampling and Trenching of properties

Drilling

Assays

Strategic joint ventures
2021-22	$5,000,000 (1)(2)	Private Placement/ Private Investors	Build out of Heap Leach Pad for Bonanza	Professional Geologists conducting exploration
			Production Phase 1 at Bonanza	Various Professional Engineers building and processing at Bonanza Mine

Stardust Mine; additional drilling

Additional Drilling at Tombstone

Assays

Strategic joint ventures

(1)Our budget for 2021-2022 consists of the following expenses for a total of $5,000,000:

•Buildout of Heap Leach Pad and Production at Bonanza Mine $1,000,000;

•Additional Exploration work on Stardust Property; $1,000,000

•Additional Drilling at Tombstone $2,000,000

•Management, Office and Employee Expenses: $400,000;

•Professional Service Expenses: Legal, Accounting, Audits: $250,000;

•BLM Claims and Permit Expenses: $150,000

•Miscellaneous $200,000

(2)We raised $2,230,375 during the year ended December 31, 2020 to cover the operating expenses of the Company and require an additional ~$4M for our proposed 2021-2022 activities.

Revenues

To date we have not generated any revenues, however, with commencement of production at the Bonanza Mine we anticipate revenues to commence in third quarter 2021.

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

C. Organizational Structure

We have one wholly owned subsidiary, Tombstone Exploration and Mining Corporation, a Nevada corporation (“TEMC”) that is qualified to do business in the State of Arizona. All of our operations are conducted through TEMC. Tombstone Exploration Corp. owns 40% of the Bonanza Mining Company, an entity incorporated in Nevada and qualified to do business in the State of Arizona.

D. Property, Plants and Equipment

Our principal executive office is located at 6529 E. Friess Drive, Scottsdale, AZ 85254. Additionally, we share this space with our wholly owned subsidiary, TEMC. We currently do not pay any rent. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

Our Properties

SUMMARY OF EXPLORATION HISTORY AND FUTURE EXPLORATION PLANS
Number/ Type of Claims	Ownership / Interest in Property	Duration of Interest	Location	Acreage	Agreements/ Royalties	Annual Fees / Maintenance / Permits
8 Patented Lode Claims	Undivided 100 percent mineral interest in the claims as both the record mineral owner and the assessed mineral owner No surface rights.	Claims are valid as long as the Company continues to hold title.	Private Land	145.58 acres	--	None
1 State of Arizona Mineral Exploration Permits	Exclusive right to explore for and develop minerals on the lands. State of Arizona is the record surface and mineral owner of land. Company is the record permittee of the state lands.	These permits are valid and each must be renewed every year.	Arizona state lands	450 acres	State mineral exploration permits, if converted to mining leases, will have royalties assigned to them by the State of Arizona.

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

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2020, 2019, and 2018 should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Year Ended December 31, 2020 compared to Years Ended December 31, 2019 and 2018

For the years ended December 31, 2020, 2019, and 2018, we did not receive any revenue from various mining claims and properties.

Year ended December 31,	Net Loss	Loss per Share
2020	$1,369,470	$0.16
2019	$1,702,424	$0.35
2018	$558,974	$0.18

The net loss for the year ended December 31, 2020 was attributed to directors and management fees of $762,947 which was primarily related to the issuance of common shares of the Company, consulting services of $556,760, professional fees of $41,318 for audit, accounting, and legal fees incurred by the Company in its operations, a loss on settlement of debt of $43,068, and a proportionate loss on the Company’s investment in Bonanza Project of $85,028. The loss was offset by a gain of $198,801 relating to the forgiveness of non-recourse loans that were issued in the prior year.

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

December 31, 2020

At December 31, 2020, we had cash on hand of $176,120 as compared to $466,377 as at December 31, 2019. The decrease in cash was due to the cash investments made on the Bonanza Project during the year ($2,150,000) which was financed primarily from the issuance of common stock for cash proceeds. We had total assets of $3,052,512 at December 31, 2020 compared to total assets of $1,278,150 at December 31, 2019. The increase in total assets were attributed to an increase of $2,064,972 in our investment in the Bonanza Project which was comprised of additional cash investments of $2,150,000 less our proportionate share of the net loss of Bonanza of $85,028.

We had current liabilities of $545,827 at December 31, 2020 compared to current liabilities of $340,030 at December 31, 2019. The increase in current liabilities is due to additional issuances of notes payable during the current year of $250,375 including $100,375 received from related parties. The additional difference was due to a decrease in accounts payable and accrued liabilities of $44,578 based on timing differences between the payment of outstanding obligations as they became due. In addition to current liabilities, we also had $350,000 of non-current notes payable, including $200,000 from related parties, which were issued as part of the investment into the Bahamas Aggregate project which was impaired for the year ended December 31, 2019 due to uncertainty of future benefits stemming from our initial investment. There were no non-current liabilities outstanding as at December 31, 2020.

We had a working capital deficit of $369,707 at December 31, 2020 compared to working capital of $126,347 at December 31, 2019. The decrease in the working capital was due to the financing of the investment in the Bonanza Project that was partially funded by the issuance of notes payable which were unsecured and due on demand.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2020.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5+ years
Notes payable	$298,500	$298,500	-	-
Total	$298,500	$298,500	-	-

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
Alan M. Brown CEO, CFO, Director & President Age 54

As President, Chief Executive Officer, Chief Financial Officer, and a Director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.

Daniel A. Cistone(1) Director Age 71	Independent director of the Company
Donald Rauch(2) Director Age 74	Independent director of the Company
Mark Mehok(3) Director Age 53	Independent director of the Company

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

B. Compensation

During the fiscal year ended December 31, 2020, 2019, and 2018 the aggregate remuneration paid to directors in their capacity as directors of our Company was $50,000, $156,000, and $80,000, respectively. Management fees totaling $762,947, $825,177, and $360,000 was paid to directors and officers for each of the years ended December 31, 2020, 2019, and 2018, respectively.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal years ended December 31, 2020, 2019, and 2018 to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions(1)	All other Compensation
Alan M. Brown (2) President, CEO, CFO and Director	2020	$144,000	NIL	NIL	NIL	100,000	NIL
	2019	$150,000	NIL	NIL	NIL	141,667	NIL
	2018	$180,000	NIL	20,000	NIL	25,000	NIL
Daniel A. Cistone(3) Director	2020	NIL	NIL	NIL	NIL	133,334	NIL
	2019	NIL	NIL	NIL	NIL	241,667	NIL
	2018	NIL	NIL	20,000	NIL	25,000	NIL
Donald Rauch(4) Director	2020	NIL	NIL	NIL	NIL	66,667	NIL
	2019	NIL	NIL	NIL	NIL	108,333	NIL
	2018	NIL	NIL	20,000	NIL	25,000	NIL
Mark Mehok(5) Director	2020	NIL	NIL	NIL	NIL	66,667	NIL
	2019	NIL	NIL	NIL	NIL	108,333	NIL
	2018	NIL	NIL	20,000	NIL	25,000	NIL

(1)The shares have been adjusted to reflect the 200-for-1 reverse stock split effective July 24, 2019

(2)On June 1, 2019, the Company entered into a Consulting Agreement (the “Agreement”) with Alan Brown, and addendum thereto, which supersedes the prior Employment Agreement between the Company and Mr. Brown. Pursuant to the Agreement, Mr. Brown shall continue to be employed as President, Chief Executive Officer and Chief Financial Officer of the Company and to continue to perform any and all duties relevant to such positions. The initial term of the Agreement is for two (2) years (the “Term”). In exchange for his services, Mr. Brown shall receive a base salary of $12,000 per month during the Term. Under the Agreement, Mr. Brown shall receive additional compensation in the form of the Company’s common stock per year during the Term and thereafter until the Agreement is terminated. As of June 1, 2020, 100,000 shares at $0.60 per share were issued as compensation through May 31, 2021.

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

D. Employees

As of December 31, 2020, 2019, and 2018, we had 1 employee, Alan Brown. The Company engages various consultants as independent contractors to assist the Company with its drilling programs. The Company has no relationship with any labor/trade unions.

E. Share Ownership

There were 10,980,746 common shares issued and outstanding as of April 30, 2021 and 10,472,079 as of December 31, 2020. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name and Position	Number of Common Shares Beneficially Owned as of April 30, 2021(1)	Percentage
Alan M. Brown President, CEO, CFO and Director	665,828(2)	6.06%
Daniel A. Cistone Director	750,002(3)	6.83%
Donald Rauch Director	500,002(4)	4.55%
Mark Mehok Director	893,753(5)	8.14%
Aggregate owned by Officers and Directors	2,809,585	25.59%

(1)The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

(2)The beneficial ownership of Alan Brown includes shares directly held by Mr. Brown and 111,871 common shares owned by his wife.

(3)The beneficial ownership of Daniel Cistone includes shares indirectly held in trust for benefit of Mr. Cistone and by his wife.

(4)The beneficial ownership of Donald Rauch includes shares directly held by Mr. Rauch and 50,000 shares held by Cama Sdira LLC fbo Bonnie Rauch IRA.

(5)The beneficial ownership of Mark Mehok includes shares directly held by Mr. Mehok, and 288,334 shares held by Cama Sdira LLC fbo Mark Mehok IRA and 18,750 common shares owned by his three children, for which he has dispositive voting control.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 10,980,746 common shares issued and outstanding as of April 30, 2021. As of April 30, 2021, the following table shows beneficial owners of more than five (5%) of our common shares. The shareholders listed below have the same voting rights as all other shareholders.

Name	Number of Common Shares Beneficially Owned	Percentage
See Item 6, for Officers and directors	2,809,585	25.59%

Aside from our officers and directors, there are no beneficial owners of more than five (5%) of our common shares.

B. Related Party Transactions

As at December 31, 2020, the Company owed $207,228 (2019 - $207,853) to the President of the Company for management fees and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2020, the Company incurred $144,000 (2019 - $156,000; 2018 - $180,000) to the President of the Company for management fees.

During the year ended December 31, 2020, the Company incurred $618,947 (2019 - $669,176; 2018 - $60,000) to directors of the Company for services.

As at December 31, 2020, the Company owed $147,500 (2019 - $47,500) of notes payable to a significant shareholder of the Company which is unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2019, the Company received advances of $12,000 and settled $75,000 of notes payable with the issuance of 125,000 common shares. Refer to Note 7(dd). During the year ended December 31, 2020, the Company received advances of $100,000.

As at December 31, 2020, the Company owed $nil (2019 - $150,000) of notes payable to a significant shareholder of the Company which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. During the year ended December 31, 2020, the notes payable and accrued interest were forgiven.

As at December 31, 2020, the Company owed $nil (2019 - $150,000) of notes payable to a director and shareholder which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. During the year ended December 31, 2020, the notes payable and accrued interest were forgiven.

As at December 31, 2020, the Company owed $nil (2019 - $50,000) of notes payable to a director and shareholder which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. During the year ended December 31, 2020, the notes payable and accrued interest were forgiven.

As at December 31, 2020, the Company owed $151,000 (2019 - $nil) of notes payables to directors of the Company which is unsecured, bears interest at 10% per annum, and were due December 31, 2020, as such they are now due on demand.

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

B. Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date, no significant changes have occurred since December 31, 2020.

Item 9 The Offer and Listing

The following table lists the high and low closing sale prices for the Company’s common stock for the periods indicated as reported by the Over the Counter Markets:

YEAR/PERIOD	HIGH(1)	LOW(1)
Q1 2018	1.12	.62
Q2 2018	1.36	.60
Q3 2018	1.38	.60
Q4 2018	.80	.42
Q1 2019	1.38	.60
Q2 2019	1.70	.52
Q3 2019	3.04	1.02
Q4 2019	1.99	1.49
Q1 2020	2.99	1.77
Q2 2020	2.98	1.50
Q3 2020	3.00	1.95
Q4 2020	2.80	1.90

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

(1)Subject to the provisions of any unanimous shareholder agreement, the remuneration of the directors may from time to time be determined by the directors themselves, and such remuneration may be in addition to any reimbursement for travel and other expenses.

(2)The directors may, at their discretion and subject to the provisions of any unanimous shareholder agreement or By-Laws or the CBCA, authorize the Company to borrow any sum of money or incur indebtedness for the purpose of the Company and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors think fit.

(3)There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

(4)A director is not required to hold a share in the capital of our Company as qualification for his office.

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

(1)change any maximum number of shares that the Company is authorized to issue;

(2)create new classes of shares;

(3)reduce or increase its stated capital, if its stated capital is set out in the articles;

(4)change the designation of all or any of its shares and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;

(5)change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series;

(6)divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

(7)authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

(8)authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series;

(9)revoke, diminish or enlarge any authority conferred under paragraphs (7) and (8); and,

(10)add, change or remove restrictions on the issue, transfer or ownership of shares.

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

F. Dividends and Paying Agents

Not required.

G. Statement by Experts

The financial statements of our Company included in this report have been audited by Sadler, Gibb & Associates, LLC, as stated in the report appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15 Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Based on an evaluation as of December 31, 2020, our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the year ended December 31, 2020, management identified the following weaknesses, which were deemed to be material weaknesses in internal controls:

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control-Integrated Framework. Based on its evaluation, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2020.

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

Changes in Internal Control and Financial Reporting.

There have been no changes in our internal control over financial reporting in the fiscal year ended December 31, 2020, which were identified in connection with our management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2018	$10,000	$0	$0	$0
2019	$13,000	$0	$0	$0
2020	$15,000	$0	$0	$0

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

Item 16H. Mine Safety Disclosures.

Not Applicable.

PART III

Item 17. Financial Statements

Balance sheets of the Company as at December 31, 2020, 2019, and 2018, , the Statements of Operations and Stockholders’ Deficit and Cash Flows for each of the years ended December 31, 2020, 2019, and 2018, begin on page F-1 of this Form 20-F.

Item 18. Financial Statements

Not Applicable.

Item 19. Exhibits

Exhibits Required by Form 20-F.

Exhibit
Number	Description of Exhibit	Filing
1.01	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.

1.02	Bylaws	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.

1.03	Certificate of Name Change dated June 5, 2000.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.

1.04	Certificate of Name Change dated September 20, 2004.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 15, 2005.

1.05	Certificate of Name Change dated February 6, 2007.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 8, 2007.

2.01	Form of U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 19, 2011.

2.02	Form of Non-U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 15, 2011.

4.01	Employment Agreement by and between the Company and Alan Brown dated January 1, 2009.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 10, 2009.

4.02	Director Service Agreement between the Company and Laird Cagan dated May 18, 2011.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on May 25, 2011.

4.03	Settlement Agreement by and among the Company, RedStone Communications, LLC and Marlin Molinaro dated August 16, 2011	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on August 29, 2011.

4.04	Employment Agreement by and between the Company and Alan Brown dated November 15, 2013.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on May 16, 2014

Exhibit
Number	Description of Exhibit	Filing
4.05	Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated December 10, 2013	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on December 16, 2013.

4.06	First Amendment to the Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated January 13, 2014	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on May 16, 2014
4.07	Second Amendment to the Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc, and Eurogras AG, dated May 13, 2014	Incorporated herein by reference to our current report on Form 6-K filed with the SEC on May 30, 2014

8.01	Subsidiaries of the Company	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 19, 2011.

11.01	Code of Ethics	Incorporated herein by reference to our Amended Annual Report on Form 20-F/A filed with the SEC on August 10, 2007.

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

TOMBSTONE EXPLORATION CORPORATION

Date: May 06, 2021	/s/ Alan Brown
Alan Brown
President, Principal Financial and Accounting Officer, Principal Executive Officer, and Director

Date: May 06, 2021	/s/ Daniel A. Cistone
Daniel A. Cistone
Director

Date: May 06, 2021	/s/ Donald Rauch
Donald Rauch
Director

Date: May 06, 2021	/s/ Mark Mehok
Mark Mehok
Director

Tombstone Exploration Corporation

December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tombstone Exploration Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tombstone Exploration Corporation (“the Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has generated no revenues, has never paid dividends from inception through December 31, 2020, and expects to incur additional losses in the future, which creates substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

Critical Audit Matter Description

As described further in Note 1 to the financial statements, the Company has generated no revenues, has never paid dividends from inception through December 31, 2020, and expects to incur additional losses in the future. The ability of the Company to continue as a going concern is dependent on raising capital to fund its initial business plan and ultimately to attain profitable operations.  Accordingly, the Company has determined that these factors raise substantial doubt as to the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements.   Management intends to continue to fund its business by way of private placements and advances from related parties as may be required, in order satisfy the Company’s obligations as they come due for at least one year from the financial statement issuance date. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern.

We determined the Company’s ability to continue as a going concern to be a critical audit matter due to the estimation and uncertainty regarding the Company’s available capital and the risk of bias in management’s judgments and assumptions in their determination.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the following:

•We inquired of Company management and reviewed company records to assess whether there are additional factors that contribute to the uncertainties disclosed.

•We assessed whether the Company’s determination that there is substantial doubt about its ability to continue as a going concern was adequately disclosed.

•We performed testing procedures such as analytical procedures to identify conditions and events that indicate there could be substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time.

•We reviewed and evaluated management's plans for dealing with adverse effect of these conditions and events.

/s/ Sadler, Gibb & Associates, LLC

We have served as the Company’s auditor since 2019.

Draper, UT

May 5, 2021

Tombstone Exploration Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31,	December 31,
	2020	2019
	$	$
ASSETS
Current assets
Cash	176,120	466,377

Total current assets	176,120	466,377

Non-current assets
Investment in Bonanza project	2,874,972	810,000
Property and equipment	1,420	1,773

Total non-current assets	2,876,392	811,773

Total assets	3,052,512	1,278,150
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	40,099	84,677
Due to related parties	207,228	207,853
Notes payable, current	298,500	47,500

Total current liabilities	545,827	340,030
Notes payable, net of current portion	-	350,000

Total liabilities	545,827	690,030

Nature of Operations and Continuance of Business (Note 1)
Commitment (Note 9)
Subsequent Events (Note 10)
Stockholders’ Equity

Common stock
Authorized: unlimited common shares, with no par value
Issued and outstanding: 10,472,079 and 6,928,047 shares, respectively	27,638,254	25,026,940

Common stock issuable	160,000	27,500

Additional paid-in capital	5,339,652	4,795,431

Accumulated deficit	(30,631,221)	(29,261,751)

Total stockholders’ equity	2,506,685	588,120

Total liabilities and stockholders’ equity	3,052,512	1,278,150

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Operations

(Expressed in U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
	$	$	$
Operating expenses
Consulting services	556,760	111,392	137,074
General and administrative	17,239	29,665	24,918
Impairment of mineral property	-	350,000	-
Management and directors’ fees	762,947	825,177	240,000
Mineral property costs	9,791	5,991	23,085
Professional fees	41,318	71,264	95,114

Total operating expenses	1,388,055	1,393,489	520,191

Loss before other income (expense)	(1,388,055)	(1,393,489)	(520,191)

Other income (expense)
Accretion and interest expense	(52,120)	(65,870)	(33,192)
Forgiveness of loans and subscriptions payable and accrued interest	198,801	-	-
Gain (loss) on settlement of debt	(43,068)	(243,065)	23,577
Loss on change in fair value of derivative liabilities	-	-	(29,168)
Proportionate loss on equity method investee	(85,028)	-	-

Total other income (expense)	18,585	(308,935)	(38,783)

Net loss	(1,369,470)	(1,702,424)	(558,974)

Net Loss Per Share – Basic and Diluted	(0.16)	(0.35)	(0.18)

Weighted average shares outstanding	8,784,726	4,849,806	3,095,546

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2018 to December 31, 2020

(Expressed in U.S. dollars)

	Common Stock
	Shares #	$	Additional Paid-In Capital $	Common Stock Issuable $	Accumulated Deficit $	Total $
Balance, December 31, 2017	2,639,700	21,593,370	4,965,842	120,000	(27,000,353)	(321,141)

Issuance of common stock for cash	291,667	175,000	-	(120,000)	-	55,000

Issuance of common stock for conversion of debt	94,389	95,182	-	-	-	95,182

Issuance of common stock for services	307,500	254,410	-	-	-	254,410

Net loss for the year	-	-	-	-	(558,974)	(558,974)

Balance, December 31, 2018	3,333,256	22,117,962	4,965,842	-	(27,559,327)	(475,523)

Issuance of common stock for cash	2,601,898	1,561,000	-	10,000	-	1,571,000

Issuance of common stock for services and settlement of related party debt and accounts payable	867,893	1,044,228	(170,411)	-	-	873,817

Issuance of common stock for services	125,000	303,750	-	-	-	303,750
Shares issuable for interest				17,500		17,500

Net loss for the year	-	-	-	-	(1,702,424)	(1,702,424)

Balance, December 31, 2019	6,928,047	25,026,940	4,795,431	27,500	(29,261,751)	588,120

Issuance of common stock for cash	2,896,677	1,830,000	-	150,000	-	1,980,000

Issuance of common stock for services and settlement of related party debt and accounts payable	647,355	781,314	544,221	(17,500)	-	1,308,035

Net loss for the year	-	-	-	-	(1,369,470)	(1,369,470)

Balance, December 31, 2020	10,472,079	27,638,254	5,339,652	160,000	(30,631,221)	2,506,685

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	For Years Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
	$	$	$
Operating Activities
Net loss	(1,369,470)	(1,702,424)	(558,974)

Adjustments to reconcile net loss to net cash used in operating activities:
Accretion and interest expense	-	-	32,250
Common stock issued for services	997,158	698,766	254,410
Depreciation expense	353	61	-
Gain on forgiveness of loans payable	(198,801)	-	-
Impairment of mineral property	-	350,000	-
Loss (gain) on settlement of debt	43,068	243,065	(23,577)
Loss on change in fair value of derivative liabilities	-	-	29,168
Proportionate loss in equity method investee	85,028	-	-

Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	72,032	65,106	(32,454)
Due to related parties	-	779	122,224

Net cash used in operating activities	(370,632)	(344,647)	(176,953)

Investing Activities
Advance on investments	(2,150,000)	(810,000)	-
Acquisition of mineral property rights	-	(350,000)	-
Purchase of property and equipment	-	(1,834)	-

Net cash used in investing activities	(2,150,000)	(1,161,834)	-

Financing Activities
Proceeds from issuance of common stock	1,980,000	1,571,000	55,000
Proceeds from issuance of notes payable	150,000	162,000	110,500
Advances from related parties	100,375	200,000	-

Net cash provided by financing activities	2,230,375	1,933,000	165,500

Change in cash	(290,257)	426,519	(11,453)

Cash, beginning of year	466,377	39,858	51,311

Cash, end of year	176,120	466,377	39,858

Non-cash Investing and Financing Activities
Common stock issued to settle debt and accrued interest	-	-	95,182
Common stock issued to settle accounts payable	62,980	25,051	-
Common stock issued to settle CEO loan	-	150,000	-
Common stock issued to settle shareholder loan	-	303,750	-
Common stock issuable for interest expense	-	17,500	-
Non-recourse loans and interest applied as paid-in capital	255,397	-	-
Settlement of common stock issuable	10,000	-	120,000

Supplemental Disclosures
Interest paid	-	-	-
Income tax paid	-	-	-

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

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

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. As at December 31, 2020, the Company did not record any revenues, and had an accumulated deficit of $30,631,221. During the year ended December 31, 2020, the Company incurred a net loss of $1,369,470. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company applies judgment in the application of the going concern assumption which requires management to take into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. The Company’s plan of action over the next twelve months is to raise capital financing to conduct exploration and drilling on its mineral property claims held in Tombstone, Arizona as well as exploring for new mineral property claims in the United States.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. Although the impact of COVID-19 on the Company’s operations was not material, the Company continues to monitor the potential impacts of the pandemic on future operations and business opportunities.

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

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(b)Use of Estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of property and equipment, impairment of intangible assets, fair value of stock-based compensation, valuation of convertible debentures and derivative liabilities, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected

(c)Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2020 and 2019, the Company had no cash equivalents.

(d)Property and Equipment

Property and equipment are recorded at cost and are depreciated based on the following rates:

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

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(j)Investment in Associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s investment in its associate is accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is not tested for impairment separately. The consolidated statement of operations reflects the Company’s share of the results of operations of the associate. Any change in other comprehensive income (“OCI”) of those investees is presented as part of the Company’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate. The aggregate of the Company’s share of operating results of an associate is shown on the face of the consolidated statement of operations and represents net income or loss after tax and non-controlling interests in the subsidiaries of the associate. The financial statements of the associate are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the group.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within the consolidated statement of operations.

Upon loss of significant influence over the associate, the group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in the consolidated statement of operations.

(k)Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2020 and 2019, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

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

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(m)Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. At December 31, 2020, 2019 and 2018, the Company had no potentially dilutive shares

(n)Financial Instruments

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

The Company’s operations are in Canada, which results in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk. As at December 31, 2020 and 2019, the Company had no outstanding derivative liabilities. During the year ended December 31, 2018, the Company recorded a loss on the change in fair value of $29,168.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(o)Foreign Currency Translation

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

(p)Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. Investment in Bonanza Project

On April 1, 2019, the Company entered into an option agreement (the “Agreement”) with Goldrock Resources Inc. (“Goldrock”), a non-related party incorporated in the state of Nevada, for a 40% interest in the Bonanza Project. Under the terms of the Agreement, the Company would earn its 40% interest by: (i) paying Goldrock $310,000 for funding of the project on the closing date of the agreement (paid); (ii) paying $500,000 for additional funding within 3 months of the closing date of the agreement (paid); and (iii) paying $2,750,000 of additional funding within 6 months of the closing date of the agreement. As at December 31, 2020, the Company has invested $2,960,000 (2019 - $810,000) as part of the Agreement. Refer to Note 9.

On December 10, 2020, the Company was issued 4,000 shares of Bonanza Mining Company (“Bonanza”), which entitled the Company to a 40% interest in the Bonanza Project and significant influence in Bonanza. The Company has recorded its investment in Bonanza in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures:

$

Balance, December 31, 2017 and 2018	-
Cash investment	810,000

Balance, December 31, 2019	810,000
Cash investments	2,150,000
Proportionate net loss from December 10, 2020 to December 31, 2020	(85,028)

Balance, December 31, 2020	2,874,972

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

During the year ended December 31, 2019, the Company received $nil from BAI as production on the property was halted due to a natural disaster and the Company recorded an impairment loss of $350,000 during the year ended December 31, 2019.  In 2020, the $350,000 of notes payable which were used to finance this investment was forgiven (refer to Notes 5(b) through (d)) in exchange for the royalty rights in BAI which resulted in a gain on forgiveness of debt of $198,801 and a capital contribution of $255,397 which was recorded as additional paid-in capital.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(expressed in U.S. dollars)

5. Notes Payable

(a)As at December 31, 2020, the Company owed $147,500 (2019 - $47,500) of notes payable to a significant shareholder of the Company which is unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2019, the Company received advances of $12,000 and settled $75,000 of notes payable with the issuance of 125,000 common shares. Refer to Note 7(dd). During the year ended December 31, 2020, the Company received advances of $100,375.

(b)As at December 31, 2020, the Company owed $nil (2019 - $150,000) of notes payable to a significant shareholder of the Company which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. During the year ended December 31, 2020, the notes payable and accrued interest were forgiven.

(c)As at December 31, 2020, the Company owed $nil (2019 - $150,000) of notes payable to a director and shareholder which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. During the year ended December 31, 2020, the notes payable and accrued interest were forgiven.

(d)As at December 31, 2020, the Company owed $nil (2019 - $50,000) of notes payable to a director and shareholder which is secured by proceeds received from royalty rights noted in Note 4, bears interest at 15% per annum, and is due on January 31, 2021. During the year ended December 31, 2020, the notes payable and accrued interest were forgiven.

(e)As at December 31, 2020, the Company owed $150,000 (2019 - $nil) of notes payables to directors of the Company which is unsecured, bears interest at 10% per annum, and is due on demand.

6. Common Stock

The Company has authorized an unlimited number of common shares with no par value, and a 200-to-1 reverse split was authorized on July 24, 2019 and has been applied retroactively. All share amounts noted are reflective of the reverse stock split.

Year Ended December 31, 2020

(a)On January 13, 2020, the Company issued 358,334 common shares at $0.60 per share for proceeds of $215,000, of which $10,000 was received as at December 31, 2019.

(b)On February 27, 2020, the Company issued 41,667 common shares at $0.60 per share for proceeds of $25,000.

(c)On March 20, 2020, the Company issued 16,521 common shares with a fair value of $31,390 to settle outstanding accounts payable.

(d)On March 25, 2020, the Company issued 333,335 common shares at $0.60 per shares for proceeds of $200,000.

(e)On June 1, 2020, the Company issued 366,668 common shares with a fair value of $320,835 for compensation services to officers and directors of the Company.

(f)On June 9, 2020, the Company issued 125,000 common shares with a fair value of $198,750 to third party consultants for consulting services.

(g)On June 9, 2020, the Company issued 183,334 common shares at $0.60 per share for proceeds of $110,000.

(h)On July 2, 2020, the Company issued 473,337 common shares at $0.60 per share for proceeds of $284,000.

(i)On July 24, 2020, the Company issued 693,335 common shares at $0.60 per share for proceeds of $416,000.

(j)On August 27, 2020, the Company issued 100,000 common shares at $0.60 per share for proceeds of $60,000.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(expressed in U.S. dollars)

6. Common Stock (Continued)

(k)On August 28, 2020, the Company issued 125,000 common shares with a fair value of $198,750 to third party consultants for consulting services.

(l)On August 31, 2020, the Company issued 100,000 common shares at $0.60 per share for proceeds of $60,000.

(m)On September 3, 2020, the Company issued 66,667 common shares at $0.60 per share for proceeds of $50,000.

(n)On September 23, 2020, the Company issued 280,000 common shares at $0.60 per share for proceeds of $210,000.

(o)On October 7, 2020, the Company issued 14,166 common shares for consulting services with a fair value of $31,500.

(p)On October 8, 2020, the Company issued 133,334 common shares at $0.60 per share for proceeds of $100,000.

(q)On October 23, 2020, the Company issued 133,334 common shares at $0.60 per share for proceeds of $100,000.

(r)On December 31, 2020, the Company received proceeds of $160,000 for common shares issued subsequent to December 31, 2020. As at December 31, 2020, the amounts are recorded as shares issuable.

Year Ended December 31, 2019

(s)On May 31, 2019, the Company issued 725,000 common shares at $0.60 per share for proceeds of $435,000, of which 333,333 common shares for proceeds of $200,000 were issued to directors of the Company.

(t)On May 31, 2019, the Company issued 17,893 common shares with a fair value of $25,051 to settle debt of $10,736, resulting in a loss on settlement of debt of $14,315.

(u)On May 31, 2019, the Company issued 250,000 common shares to settle debt owed to the President and Director of the Company of $150,000. The Company used a fair value of $350,000, being the end of day trading price of the Company’s common shares on the date of issuance, to value the shares issued which resulted in the excess charge of $200,000 recorded against additional paid-in capital.

(v)On June 18, 2019, the Company issued 416,667 common shares at $0.60 per share for proceeds of $250,000, of which 83,333 common shares for proceeds of $50,000 were issued to a director of the Company.

(w)On June 18, 2018, the Company issued 600,000 common shares with a fair value of $669,176 to directors and officers of the Company for services.

(x)On August 5, 2019, the Company issued 133,333 common shares at $0.60 per share for proceeds of $80,000, of which 100,000 common shares for proceeds of $60,00 were issued to a director of the Company.

(y)On August 30, 2019, the Company issued 311,668 common shares at $0.60 per share for proceeds of $187,000, of which 70,000 common shares for proceeds of $42,000 were issued to a director of the Company.

(z)On September 27, 2019, the Company issued 358,335 common shares at $0.60 per share for proceeds of $215,000, of which 108,333 common shares for proceeds of $65,000 were issued to a director or family member of a director of the Company.

(aa)On November 7, 2019, the Company issued 50,000 common shares at $0.60 per share for proceeds of $30,000.

(bb)On November 20, 2019, the Company issued 83,334 common shares at $0.60 per share for proceeds of $50,000.

(cc)On December 5, 2019, the Company issued 420,000 common shares at $0.60 per share for proceeds of $252,000.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(expressed in U.S. dollars)

6. Common Stock (Continued)

(dd)On December 20, 2019, the Company issued 103,334 common shares at $0.60 per share for proceeds of $62,000, of which 50,000 common shares for proceeds of $30,000 were issued to a director of the Company.

(ee)On December 20, 2019, the Company issued 125,000 common shares with a fair value of $303,750 to a shareholder of the Company to settle shareholder loan with a fair value of $75,000, resulting in a loss on settlement of debt of $228,750.

Year Ended December 31, 2018

(ff)On January 12, 2018, the Company issued 241,667 common shares for proceeds of $145,000, of which $120,000 was received as at December 31, 2017.

(gg)On January 12, 2018, the Company issued 7,500 common shares for consulting services with a fair value of $9,000.

(hh)On February 6, 2018, the Company issued 32,020 common shares with a fair value of $38,424 upon the conversion of $13,000 of convertible debentures and derivative liability of $39,041 resulting in a gain on settlement of $13,617.

(ii)On February 14, 2018, the Company issued 34,314 common shares with a fair value of $34,314 upon the conversion of $14,000 of convertible debentures and derivative liability of $26,289 resulting in a gain on settlement of $5,975.

(jj)On March 6, 2018, the Company issued 28,055 common shares with a fair value of $22,444 upon the conversion of $8,000 of convertible debentures, $2,100 of accrued interest, and $16,329 of derivative liability resulting in a gain on settlement of $3,985.

(kk)Between April and July 2018, the Company issued 50,000 common shares for proceeds of $30,000.

(ll)On August 20, 2018, the Company issued 175,000 common shares for consulting services with a fair value of $145,411.

(mm)On August 27, 2018, the Company issued 75,000 common shares to directors and officers of the Company for services with a fair value of $60,000.

(nn)On August 27, 2018, the Company issued 50,000 common shares for services with a fair value of $40,000, which included 25,000 common shares with a fair value of $20,000 to a director of the Company.

7. Related Party Transactions

(a)As at December 31, 2020, the Company owed $207,228 (2019 - $207,853) to the President of the Company for management fees and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand.  During the year ended December 31, 2020, the Company incurred $144,000 (2019 - $156,000; 2018 - $180,000) to the President of the Company for management fees.

(b)During the year ended December 31, 2020, the Company incurred $618,947 (2019 - $669,176; 2018 - $60,000) to directors of the Company for services.

(c)See also Note 5 for Notes payable with related parties and Note 6 for common stock transactions with related parties.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(expressed in U.S. dollars)

8. Income Taxes

The Company has $15,079,300 of net operating losses to carry forward to offset taxable income in future years which expire through fiscal 2040.

The components of the net deferred tax asset at December 31, 2020 and 2019, the statutory tax rate, the effective tax rate and the amount of the valuation allowance for the years ended December 31, 2020, 2019, and 2018 are indicated below:

	2020	2019	2018
	$	$	$
Loss Before Taxes	(1,369,470)	(1,702,424)	(558,974)
Statutory rate	21%	21%	21%

Computed expected tax recovery	(287,589)	(357,509)	(117,384)
Non-deductible expenses	(32,631)	51,044	7,946
Change in tax rates	-	-	1,511,910
Change in valuation allowance	320,220	306,465	(1,402,472)

Income tax expense	-	-	-

	2020	2019
	$	$
Deferred tax asset
Cumulative net operating losses	3,178,439	2,858,219
Less valuation allowance	(3,178,439)	(2,858,219)

Net deferred tax asset	-	-

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

	Net Loss	Expiry Date of
Period Incurred	$	Operating Losses
December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031
December 31, 2012	391,900	2032
December 31, 2013	252,000	2033
December 31, 2014	444,900	2034
December 31, 2015	365,600	2035
December 31, 2016	971,100	2036
December 31, 2017	799,000	2037
December 31, 2018	521,100	2038
December 31, 2019	1,459,400	2039
December 31, 2020	1,524,900	2040

	15,079,300

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018

(expressed in U.S. dollars)

9. Commitments and Contingencies

As at December 31, 2020, the Company entered into an amendment to the Bonanza investment agreement whereby Goldrock would guarantee up to $600,000 of any remaining needed investment contribution to the Bonanza project , for which the Company would be committed to repay to Goldrock as part of their 40% capital contribution to the project.  Refer to Note 10.

10. Subsequent Events

(a)In January 2021, the Company contributed an additional $300,000 investment into the Bonanza Project.

(b)On January 7, 2021, the Company issued 213,333 common shares for proceeds of $160,000, which was received as of December 31, 2020.

(c)On January 21, 2021, the Company issued 227,000 common shares for proceeds of $170,250.

(d)On January 21, 2021, the Company issued 5,000 common shares for consulting services.

(e)In February and March 2021, the Company contributed an additional $180,000 to the Bonanza Project which represented its 40% interest of additional cash contribution costs related to the investment.

(f)In February 2021, the Company issued 63,334 common shares for proceeds of $50,000.