Form 20-F
period 2021-12-31
TOMBSTONE EXPLORATION CORP
filed 2022-06-29
CIK 1072772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Not Applicable

(Translation of Registrant’s name into English)

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

There were 12,210,746 Common Shares without par value issued and outstanding as at June 28, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ YES ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☒ Yes ☐ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ NO

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ NO (Not Applicable)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated Filer	☒	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

 If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES     ☒ NO

GENERAL

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

The consolidated financial statements of the Company for the years ended December 31, 2021 have been audited by RBSM LLP, 770 East Warm Springs Road, Suite 225, Las Vegas, NV, 89119. The consolidated financial statements of the Company for the years ended December 31, 2020 and 2019 were audited by Sadler, Gibb & Associates, 344 West 13800 South, Suite 250, Draper, UT 84020.

Item 1. Identity of Directors, Senior Management and Advisers

Not Required.

Item 2. Offer Statistics and Expected Timetable

Not Required.

Item 3. Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2017 to December 31, 2021. We derived all figures from our financial statements as prepared by our management, approved by our audit committee. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this Report have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“US”). All amounts are expressed in United States dollars.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY’S FINANCIAL STATEMENTS

	2017(1) $	2018(1) $	2019(1) $	2020(1) $	2021(1) $
OPERATING DATA:
Revenue	-	-	-	-	-
Gross Profit	-	-	-	-	-
Net Income (Loss)	(931,290)	(558,974)	(1,702,424)	(1,369,470)	(1,846,151)
Earnings (Loss) Per Share	(0.44)	(0.18)	(0.35)	(0.16)	(0.17)

BALANCE SHEET DATA:
Cash	51,311	39,858	466,377	176,120	166,747
Total Assets	51,311	39,858	1,278,150	3,052,512	3,039,690
Total Liabilities	372,452	515,381	690,030	545,827	845,456
Stockholders’ Equity (Deficit)	(321,141)	(475,523)	(588,120)	2,506,685	2,194,234

(1)	As of December 31 of the respective fiscal year.

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

While the negative impact of COVID pandemic is lessening, the impact of COVID-19 has had adverse effects on our business by slowing down our ability to work with third parties outside of Arizona throughout much of 2021. The Company suffered Covid related schedule delays in relation to the leach pad construction such as losing most of the liner crew for almost three months, permit delays in the final water well approval, and finding a water well driller, everything is finally coming together for start-up. We believe Covid related issues affected our schedule by as much as five months in 2020 and affected various aspect of our construction, purchase, and location of parts and equipment. It is difficult to predict what other adverse effects, if any, COVID-19 can have on our business, or against the various aspects of same.

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

Risks Associated with Mining

We have not established proven or probable mineral reserves at our only producing property, the Bonanza Harquahala Mine project.

We have not established proven or probable reserves, as defined by the SEC under Industry Guide 7 or Canadian securities regulators, at the Bonanza Harquahala Mine. In order to establish proven reserves under SEC Industry Guide 7, we would be required to prepare a final, “bankable” feasibility study. Due to the size of the Bonanza Harquahala Mine deposit, at the present time we do not believe it is necessary to incur the expense and delay involved in preparing a bankable feasibility study in order to bring the Rodeo project into production. Our production and after-tax cash flow estimates at the Bonanza Harquahala Mine are based in part on the mineralized material estimate, therefore, and because the estimate does not constitute proven reserves under SEC Industry Guide 7, the production and after-tax cash flow estimates which are derived therefrom are inherently more uncertain than would otherwise be the case if the Bonanza Harquahala Mine were supported by a bankable feasibility study and estimate of proven reserves established in accordance with Industry Guide 7.

In making the decision to commence mining the Bonanza Harquahala Mine, we made certain assumptions regarding operating and capital costs and project economic returns. These estimates of average cash operating costs are based upon, among other things (i) anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed; (ii) anticipated recovery rates of silver and other metals from the ore; (iii) cash operating costs of comparable facilities and equipment; and (iv) anticipated climatic conditions. Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our internal studies and estimates.

Our exploration properties may not contain mineral reserves.

We are considered an exploration stage company under SEC Industry Guide 7, and none of our properties have been shown to contain proven or probable mineral reserves as defined under Industry Guide 7. Expenditures made in mining at our properties may not result in positive cash flow or in discoveries of commercially recoverable quantities of ore. Most exploration projects do not result in the discovery of commercially mineable ore deposits, and we cannot assure you that any mineral deposit we identify will qualify as an orebody that can be legally and economically exploited or that any particular level of recovery from discovered mineralization will in fact be realized.

Our mineralized material estimates are inherently imprecise.

We have released estimates of mineralized material at the Bonanza Harquahala Mine. Mineralized material figures based on estimates made by geologists are inherently imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling that may prove to be unreliable or inaccurate. We cannot assure you that these estimates are accurate, and even if the estimates are accurate, the economic viability of the project may not justify exploitation.

The exploration of all mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Mineral exploration is highly speculative in nature and frequently results in no or very little return on amounts invested to evaluate a particular property. Substantial expenditures are required to (i) establish the existence of a potential ore body through drilling and metallurgical and other testing techniques; (ii) determine metal content and metallurgical recovery processes to process metal from the ore; (iii) determine the feasibility of mine development and production; and (iv) construct, renovate or expand mining and processing facilities. If we discover a deposit or ore at a property, it usually takes several years from the initial phases of exploration until production is possible, if at all. During this time, the economic feasibility of a project may change because of increased costs, lower metal prices or other factors. As a result of these uncertainties, our exploration programs may not result in the identification of proven and probable reserves in sufficient quantities to justify developing a particular property.

We face intense competition in the mineral exploration and exploitation industry, and we compete with our competitors for financing, for new mineral resource properties and for qualified managerial and technical employees.

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

The search for valuable minerals involves numerous hazards that may subject us to liability including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time, we have a general liablity policy of $2 million for the Bonanza Harquahala Mine operations to insure against these hazards. The payment of such liabilities may have a material adverse effect on our financial position.

Title to our resource properties may be challenged by third parties which could result in the loss of substantial amounts of money and resources and could cause our interests in our properties to expire or be forfeited.

We have investigated the status of our titles to our mineral resource properties, and we are satisfied that the title to these properties is properly registered in the name of our Company, but we cannot guarantee that the rights to explore our claims will not be revoked or altered to our detriment. The ownership and validity of mining claims and concessions are often uncertain and may be contested. Should such a challenge to the boundaries or registration of ownership arise, the resolution of disputes or the process of clarifying the accuracy of our mining license registration could take substantial time and money. Further, the preservation of our title to our mineral claims requires that we continue to expend money or work the claims. If we fail to expend the necessary amount of money or if we fail to work our mineral claims, then our title to our mineral claims could expire or be forfeited.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and has fluctuated widely, particularly in recent years. The prices of various metals are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may have an impact on our ability to raise funding to continue exploration of our claims. In addition, any significant fluctuations in metal prices will impact our decision to accelerate or reduce our exploration activities. If the price of precious metals and other minerals should drop significantly, the cost of mineral extraction may be higher than is economically feasible. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

Mineral operations are subject to government regulations which could have the effect of reducing or preventing us from exploiting any possible mineral reserves on our claims.

Exploration activities are subject to national and local laws and regulations governing prospects, taxes, labor standards, occupational health, land use, environmental protection, mine safety, and others which may in the future have a substantial adverse impact on our Company’s prospects. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditure, restriction, and delay in the activities of our Company, the extent of which cannot be reasonably predicted. If we violate any applicable law or regulation, we could be forced to stop work and we could be fined. If we are forced to suspend our activities or if we are required to pay a large fine for a violation of these applicable laws and regulations, our business could be adversely affected.

Our operations may be subject to environmental regulations which may result in the imposition of fines and penalties.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a manner which means stricter standards, and enforcement; fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Risks Related to Our Company

The fact that we have not generated any operating revenues for the last ten years raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues since our inception and, in all likelihood, will continue to incur operating expenses without revenues until our mining claims are fully developed and in commercial production. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining claims or assure that viable reserves exist on the claims for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of precious metals and other minerals. If we are unable to generate revenue from our business in the next twelve months, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have not generated any revenue from our business, and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

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

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount, and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

In the event that key employees leave the Company, the Company would be harmed since we are heavily dependent upon them for all aspects of our activities.

The Company is heavily dependent on our officers and directors, key employees and contractors, the loss of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with key employees and contractors, and an employment agreement with our President and CEO, Alan Brown.

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

While the Company’s common shares are included on Over the Counter Markets (OTCQB), there can be no assurance that an active trading market for the common shares will develop. In the absence of such a market, investors may be unable to readily liquidate their investment in the common shares. The market for equity securities in general has been volatile and the trading price of the common shares could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets and other factors that may be unrelated to the Company’s performance.

Low-Priced Stocks are subject to greater Disclosure Requirements.

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The common shares of the Company fall within the Commission’s definition of a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules. At any time when the Company’s common stock is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

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

Then on February 6, 2007, the Company changed its name to Tombstone Exploration Corporation to reflect its current operations in the mining and exploration industry. Since that time, we have been operating in the mineral resource business and the primary focus of operations has been to generate revenue from the production of silver and gold, as well as additional base minerals such as copper, lead and zinc. The goal is to produce metals and minerals at or below standard industry costs. The historical nature of mining activities of our present holdings and the acceptance of governmental agencies will enable easier startup here than in non-mining oriented locations.

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

B. Business Overview

This business generally consists of three stages: exploration, development, and production. We are a mineral resource company in the exploration stage because we have not yet found mineral resources in commercially exploitable quantities and are engaged in exploring land in an effort to discover them. Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.

Mineral resource exploration can consist of several stages. The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources. This can consist of the outright acquisition of the land or the acquisition of specific, but limited, rights to the land (e.g., a license, lease, or concession). After acquisition, exploration would probably begin with a surface examination by a prospector or professional geologist with the aim of identifying areas of potential mineralization, followed by detailed geological sampling and mapping of this showing with possible geophysical and geochemical grid surveys to establish whether a known trend of mineralization continues underground, possibly trenching in these covered areas to allow sampling of the underlying rock. Exploration also commonly includes systematic regularly spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, as well as gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock. If minerals are found, exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic. A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

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

•	The Bonanza Mine Area is 5 miles North of I-10 Exit 53 (Hovatter Rd), ~110 miles West of Phoenix Airport.
•	+180,000 oz Au (Gold) mined 1880s-early 1900s, @ 1+ oz Au/ton: high angle shear zones on thrust sheets
•	Mine water table at ~200’; Gold Zone continued; mill could not process sulfides, so not mined
•	Potential low-grade targets along miles long thrust plate.
•	Bonanza mine/mill left 500,000+ tons dumps/tails @ 0.04-0.10 oz Au/ton containing 25-40,000+ oz Au
•	Previous/current leach test-work on tailings/dumps indicate recovery of Au @ 88%+; Ag @ 25% +

The Bonanza Project is Tombstone’s latest acquisition, and the property includes the Harquahala and Golden Eagle mines, located approximately eight miles south of Salome, Arizona. The project totals 2,656 acres and has significant underground workings, from which some 180,000-200,000 ounces of gold were reportedly produced from high-grade ore in the late 1800’s and early 1900’s. Mined rock and tailings from previous operations represent an additional potential resource. The project will be in partnership with Richard Moores, CEO and Director of Goldrock Resources, Inc., and Todd Fayram, Director of Goldrock Resources, Inc., who have a 60% majority investment in the project, and Tombtsone owns a 40% interest. Bonanza Area Claim Block with Defined 250-350k oz Au Target Areas.1-1.5+ MM oz Au Overall Potential

•	$3 MM Bonanza Heap Leach to generate US$20-35+ million within 12 months of startup.
•	2-4 months final conformations/design/bids, condemnation drill/trench, initiate permitting.
•	Permitting to take 9-15 months, US$125-150,000; similar to nearby heap leach (Phase 1 – Moss Mine).
•	+/- US$3.0 MM capital (Vendor bids,+0.5MM Contingency), 4-6 months construction, 4-8 months operation.
•	3.5k oz Au (Gold) of 20-30k+oz Au projected, yields capital/ops break-even; US$1,200/oz Au; $16 /oz Ag
•	–Additional nearby dumps & tailings could add 4-6,000+ oz Au to leach pad inventory.

Facility Description:

Bonanza Mining Company (Bonanza) will operate the Harquahala Mine to reprocess historical (pre-1986) surface gold bearing ores and tailings. The operation will collect the historic ores and tailings to extract and recover the gold.

Approximately 242,000 cubic yards of historic ores and tailings will be consolidated in controlled areas prior to being sized and placed onto a newly constructed double-lined heap leach pad (approximately 314,000 square feet (sq. ft)). The gold will be extracted in the newly constructed 4,126,239-gallon double-lined pregnant solution pond, with a maximum operational storage requirement estimated to be 3,965,780 gallons. The extraction operation will consist of loading and hauling; primary and secondary crushing; agglomeration and stacking; heap leaching using cyanide solution, storage of process solutions in ponds; and precious metals recovery using granular activated carbon (GAC). The final phase of the gold extraction from the GAC will be performed off-site. The facility will includes an intermediate stockpile that will be permitted under a Type 2.02 general permit.

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

This letter states, “The Reclamation Plan submittal for the Bonanza Mining Company - Harquahala Mine Project operation has been found to meet the applicable requirements of the Mined Land Reclamation Act and the Rules and plan approval criteria as established under A.R.S. Title 27, Chapter 5, 27-971. The site is located approximately 8 miles south of Salome, La Paz County, Arizona, within Sections 15, 16, 21-23, 27 and 28, Township 4 North, Range 13 West, of the Gila and Salt River Baseline and Meridian. The site is accessed via Harquahala Mine Road and Hovatter Road from Interstate 10.”

In February 2020, The Company announced the Arizona Department of Environmental Quality (ADEQ) proposes to issue an Aquifer Protection Permit (APP) for the subject facility that covers the life of the facility, including operational, closure, and post-closure periods unless suspended or revoked pursuant to Arizona Administrative Code (A.A.C.) R18-9-A213. The requirements contained in this Permit will allow the permittee to comply with the two key requirements of the Aquifer Protection Program: 1) meet Aquifer Water Quality Standards (AWQS) at the Point of Compliance (POC); and 2) demonstrate Best Available Demonstrated Control Technology (BADCT). BADCT’s purpose is to employ engineering controls, processes, operating methods or other alternatives, including site-specific characteristics (i.e., the local subsurface geology), to reduce discharge of pollutants to the greatest degree achievable before they reach the aquifer or to prevent pollutants from reaching the aquifer.

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

Further, on April 21, 2020, the Company provided an update as to the status as construction begins.

•	Location of On-site Water Well. The Company is excited to report that the Partners have discovered an on-site water well capable of fully supplying the construction and production process at Harquahala, including the leaching extraction process following the construction of the heap leach pad. Management notes that this discovery will significantly reduce the cost of production on a per-unit basis and shorten total time to market extracted gold.

•	Full Permissions in Place. Further to the Company’s release dated April 15, the Arizona Department of Environmental Quality (“ADEQ”) has now confirmed that all permissions are in place to allow for full development and Construction at the Harquahala Mine site.

•	Construction Timeline. Construction of the 242,000 cubic yard heap leach pad and 4,126,239 gallon double-lined pregnant solution pond are slated to begin in May. Management now expects the construction phase to last 60-90 days, after which time the Company will begin to extract tangible gold from the site and bring it to market.

On May 20, 2020, the Company announced the execution of a contract with 5D Mining & Construction, Inc. (“5D”) for the building of the heap leach pad for the Bonanza Harquahala Mine. Phase One construction of the Bonanza Heap Leach Project is anticipated to start on or about May 25, 2020, with full project completion expected by mid-September. Per the contract, 5D will supply labor, equipment and materials to perform all of the civil work and liner installation for phase one. Phase Two, currently under consideration, includes a much bigger package where we have potentially identified 150,000 – 300,000 oz of Au in defined underground targets in and around the old Harquahala mine with significant upside potential. The 5D contract for construction for this first phase of the Bonanza Heap Leach Project includes all survey work required for layout and grading, debrushing the work area, demolishing obstructing concrete structures, relocating and stockpiling the existing tailings, mass grading for the PLS pond and leach pad, all trenching and backfill for the liner anchor trench, fine grading for the liner, installation of the liner and perforated drain pipe, including required support work.

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

2021 updates:

In February 2021, the Company announced that construction of the pad is complete with the finish of the liner installation. Field Lining Systems Inc. were able to complete the liner install and the final report will be sent to the Arizona Department of Environmental Quality. Crushing material and laying of the 18-inch liner protection layer has started using low grade material from the south side of the mine area. Stacking will commence towards the end of next week with completion of laying the protection layer and leaching will commence shortly thereafter. The carbon columns required for gold recovery are now set-up with all piping and electrical installation to be completed this week. The cyanide tank was also delivered and is being set-up and prepped for production. The long-awaited water well has been drilled to 706 feet and produces approximately 310 gallons per minute; the well however will potentially produce twice this amount of water. The pipeline and well pumps are being installed and should be ready to pump water towards the end of next week. Items such as the office trailer and storage are in transit to the location.

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

The Bonanza Mine was completely built out and commenced production June 3, 2021, when the pH levels increased to allow for safe sustained leaching. Approximately 35,000 tons of rock have been placed on the leach pad with the entire area under leach. Carbon has been placed in all four carbon columns and is collecting gold & silver from solution. Bonanza expects to ship its first carbon in approximately two weeks depending on how fast the rock leaches and how quickly the carbon loads.

In July 2021, the Company announced first results were received from production in June that started at the Bonanza Harquahala Mine. Production of 83.7 oz of Dore was stripped from the Bonanza’s activated carbon by Metals Research and sent to Metalore Inc. for final disposition. First payment from the Dore is expected during the week beginning on July 12, 2021.

In August, 2021, the Company announced the second pour from production of 262.59 oz of Dore was stripped from the Bonanza’s activated carbon by Metals Research and sent to Metalor USA Refining Corp. for final disposition. This is more than a 300% increase from the 83.7 oz of Dore from the first pour announced on July 13, 2021. At or around July-August 2021, the price of gold remained stable and strong at the price $1,780/oz.

In October 2021, the Company announced the third pour production of 210 oz of Dore stripped from the Bonanza’s activated carbon by Metals Research and sent to Metalor USA Refining Corp. for final disposition.

2022 updates:

In January 2022, the Company announced that as of the end of January 2022 the processing facility at the Bonanza Harquahala Mine will be operating 24/7. Between July 2021 and January 2022, the Company and the Bonanza Mining Corporation had six successful pours of gold and silver since starting its Heap Leach Operation in Arizona, July 2021, and work is continuing to build the much bigger operation going into 2022. The crushing contract has been awarded to DV Gravel and Exploration of Eureka, NV. DV Gravel has begun to move their equipment to site. Conveyors and dozer have arrived on site, and the remaining equipment is to be transported this week and ready to start. The site preparation for the crusher and set up to follow. We will start the rock crushing and expect to be putting 25,000 tons monthly of rock on the pad over the next three months and then increasing to 50,000 tons per month

In March 2022, the Company announced its first ore shipment in 2022 with approximately five tons of carbon that carried the Gold and Silver to Metals Research in Kimberly, Idaho for final processing of the minerals. The results of the processed material from March 17, 2022 produced 341.98 oz of ore which delivered 70.42 oz of Au and 63.77 oz of Ag.

In April 2022, the Company announced its second shipment in 2022 of approximately five tons of carbon that carried the Gold and Silver to Metals Research in Kimberly, Idaho for final processing of the minerals. The results of the processed material from April 7, 2022 produced 456.80 oz of dore which delivered 83.34 oz of Au and 78.66 oz of Ag.

In May 2022, the results of the third shipment on May 3, 2022 of processed material produced 303.85 oz of dore which delivered 65.96 oz of Au and 58.51 oz of Ag.

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

The current lode claims “Star1 – Star20” held from dates:

•	Location date of Claims Star1 thru Star4 - located Star4 May 19, 2015 to Sept 1 2021.
•	Location of Claims Star5 thru Star20 - located Sept 12th,2015 to Sept 1st 2021.
•	Stardust claims (Star1 –Star20) are United States federal unpatented lode claims.
•	Stardust project is an Exploration project.
•	Project name: Stardust
•	Claim names: Star1 through Star20
•	List of claims at Stardust project included in below compiled listing of Stardust project claims:

These claims can be found recorded in the Phoenix BLM system and accessed through the online LR2000 system found at: https://www.blm.gov/lr2000/

AMC Number	Name	Loc Date	Maintenance Paid to	Type	Surface Owner	Mineral Owner
AMC433664	Star1	5/19/2015	1-Sep-22	Lode	BLM	BLM
AMC433665	Star2	5/19/2015	1-Sep-22	Lode	BLM	BLM
AMC433666	Star3	5/19/2015	1-Sep-22	Lode	BLM	BLM
AMC433667	Star4	5/19/2015	1-Sep-22	Lode	BLM	BLM
AMC433914	Star5	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433915	Star6	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433916	Star7	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433917	Star8	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433918	Star9	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433919	Star10	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433920	Star11	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433921	Star12	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433922	Star13	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433923	Star14	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433924	Star15	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433925	Star16	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433926	Star17	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433927	Star18	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433928	Star19	9/12/2015	1-Sep-22	Lode	BLM	BLM
AMC433928	Star20	9/12/2015	1-Sep-22	Lode	BLM	BLM

•	A yearly maintenance payment is due prior to Sept 1st of each year.

•	Tombstone Exploration Corporation responsible for paying fees.

•	Stardust project currently has area of approximately 413.2 acres.

•	Stardust Project / property: A block of continuous claims (a claim block) of 20 claims called Star claims (Star1 – Star20).

•	The Star claims are found within Sections 1 & 2, T2S,R11W, Gila and Salt Base and Meridian, Yuma County, Arizona, USA.

See attached Stardust Project maps:

•	A State scale map titled “Tombstone Exploration Corporation, State Index map & location of Stardust project.” – This map shows an inset US map, as well as a larger scale Arizona map showing relative position of the Stardust project area within the State.

•	A regional scale map titled: “Regional Access Map – Stardust Project – Tombstone Exploration Corp.” with the Stardust claims, county, Interstate, and regional urban areas displayed, as well as 100k scale USGS topographic background.

•	A project scale map plotted at 1” = 1000’ - Map Titled “Tombstone Exploration, Stardust claims, Yuma Co.” shows the Stardust project area and lode claims held by Tombstone Exploration Corporation. Additionally, a USGS quadrangle 7.5 minute background image is present within the map showing planimetric, topographic features, and roads within and outside the project area.

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

Stardust Mine Events for years ended December 31, 2017 - 2021:

•	As announced on May 30, 2017, the Company’s Reclamation Bond was accepted on May 17, 2017, by the BLM, and prior to this, the Notice Application to conduct exploration drilling plan was accepted. The Company has engaged Harris Exploration Drilling and Associates Inc. (Harris Drilling), a Nevada company to commence drilling on the Stardust property the first week of June. Harris Drilling has been in business for over fifty years and has worked for many of the top mining and exploration companies in the world. This first phase drilling program is designed to establish strike length and test grades over a large enough width within the defined chlorite hematite hosted vein system. The drilling will attempt to define structural continuity (vein continuity along strike), grade of veins and hosting chl-hem zone, and find the width of structures. The program, as designed, should also demonstrate grade at reasonably shallow depths. The lowest drilling angle -45 degrees is envisioned for this program. This phase will include approximately 3000 ft of drilling. The mineralization present at the Stardust Project appears to be located within detachment related veins hosted by intensively chloritic and hematitic host rocks. The vein system has been sampled over a strike of approximately 3200 feet (975 meters). These veins appear to be a feeder system of an extensive partially eroded low angle fault system regionally present.

•	As announced on July 5, 2017, the first two holes Core(HQ) of drilling were completed. The first hole (SDD1) was completed at a depth of 350 ft and the second hole (SDD2) was completed at 290ft at the 100% owned Stardust claim block located in Yuma County, Arizona. This first drill program is expected to drill 6–8 holes totaling 3000 ft. The Stardust drilling campaign is targeting an epithermal precious metals (gold, silver ) system. Harris Exploration Drilling and Associates Inc. (Harris Drilling), a Nevada company, commenced drilling on June 10th. The core samples from the first two holes were delivered to Skyline Assayers and Laboratories in Tucson, Arizona on July 3rd. The samples will be crushed and pulverized with standard steel and then proceed to be fire assayed for Gold and a 24 multi-element Geochemistry for Silver and multiple other trace elements. This first phase drilling program is designed to establish strike length and test grades over a large enough width within the defined chlorite hematite hosted vein system. The drilling will attempt to define structural continuity (vein continuity along strike), grade of veins and hosting chl-hem zone, and find the width of structures. The program, as designed, should also demonstrate grade at reasonably shallow depths. The lowest drilling angle -45 degrees is envisioned for this program.

•	As announced on August 30, 2017, the third and fourth holes Core(HQ) of drilling were completed by Harris Drilling and Associates Inc. on July 26, 2017. The third hole (SDD3) was completed at a depth of 175 ft and the fourth hole (SDD4) was completed at 293 ft at the 100% owned Stardust claim block located in Yuma County, Arizona. Phase 2 drilling is scheduled for September. The Stardust drilling campaign is targeting an epithermal precious metals (gold, silver) system. The core samples from the third and fourth holes were delivered to Skyline Assayers and Laboratories in Tucson, Arizona, on July 28th. The samples will be crushed and pulverized with standard steel and then proceed to be fire assayed for gold and a 24 multi-element Geochemistry for silver and multiple other trace elements.

•	This first phase drilling program is designed to establish strike length and test grades over a large enough width within the defined chlorite hematite hosted vein system. The drilling will attempt to define structural continuity (vein continuity along strike), grade of veins and hosting chl-hem zone, and find the width of structures. The program, as designed, should also demonstrate grade at reasonably shallow depths. The lowest drilling angle -45 degrees is envisioned for this program.

Holes 3 and 4 are designed to test projection of gold mineralization in outcrop veins and silicification found just NE of one of the original shafts on the property. We look forward to receiving and reviewing the assay results and sharing with our shareholders, as there have been multiple locations of veins throughout the core that we have sent for assay.”

•	As announced on December 5, 2017, Nine RC drill holes totaling 5000’ were completed at the Stardust project in November. Drilling focused mostly on the western half of the property with -45 degree inclined holes. The main Stardust Mine structure, which strikes just north of due east, and secondary NE fault splays on its north side were primary targets. Drill holes across these structures consistently intercepted intervals of quartz veining, strong silicification, and associated iron oxide minerals, all prospective for gold-silver mineralization. Wall rocks to the veins included propylitically altered monzonite intrusive, meta-volcanic, and meta-sedimentary rocks. Most of the 2017 drilling occurred in an area of thin (25-90’) gravel cover created by downward offset on the N and NW sides of E-W and NE structures. Blind structural drill targets were partly resolved with the 2015 Zonge Engineering ground magnetic data, and partly discernible from detailed air photos and geologic mapping. Though the gravel contains angular fragments of gold-silver bearing, banded epithermal quartz vein material, it hindered historic development work at Stardust during the 1920’s, by obscuring in place quartz veins.

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

In summary, the completed 9-hole drill program at Stardust has successfully confirmed the presence of quartz veins outside of previously tested areas at the Stardust property. The drilling identified strong quartz vein structures along the trend for over 1500 feet west of the historic Stardust shafts. Drilling encountered quartz veins and metallic mineralization in the area outside the historic underground workings. This suggests that there could be additional precious metal resources in known structures west of the historic mines.

•

As announced on February 8, 2018, the Company announced the results from the phase two drill on the Stardust Gold Project as follows. Tombstone Exploration completed 13 holes totaling 6200’ at the Stardust project in 2017. Drilling focused mostly on the western half of the property with -45degree inclined holes. The main Stardust Mine structure, which strikes just north of due east, and secondary NE fault splays on its north side were primary targets. Drill holes across these structures consistently intercepted intervals of quartz veining, strong silicification, and associated iron oxide minerals, all prospective for gold-silver mineralization. Wall rocks to the veins included propylitically altered monzonite intrusive, meta-volcanic, and meta-sedimentary rocks. Most of the 2017 drilling occurred in an area of thin (25-90’) gravel cover created by downward offset on the N and NW sides of E-W and NE structures.

•

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

The Company has not conducted any work at the Stardust Mine since 2018, however, the Company still holds all of the claims.

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

The Tombstone mining district is one of 12 mining districts in Cochise County, Arizona. Copper, lead, zinc, silver, and gold were the principal metals produced from the different mines in the County. Management has structured and positioned the Company to capitalize on today’s increasing demand and prices for precious metals and base metals such as copper, lead and zinc.

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

In April 2010, the Company resumed the 2009 Drill Program, with the two targets drilled and both having intersected mineralized zones. The Company utilized a portable x-ray diffraction (XRF) machine to get on-site reading of metal levels in the drill cuttings. The results helped the exploration team manage the drilling program. Tombstone’s property is underlain by Uncle Sam porphyry and units of the Bisbee Group. Mineralized fissures strike consistently northeast, and many of the fissures exhibit consistent orientation for hundreds of feet along strike. Many fissures have parallel orientations, forming fissure sets. The main mines in this area occur along these northeast-striking fissures. The State of Maine mine occurs in fissures that cut both Bisbee sediments and Uncle Sam porphyry. These structural mineralized fissures are the primary focus of the current exploration program.

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

In November 2010, upon review of the ZTEM data, at least four to five porphyry targets were identified on the Company’s Tombstone property, and there is still a very large land position to review. Of the targets that have been identified so far, two have precious metal (gold and silver) occurrences as “halos” around the properties, which are significant characteristics of porphyry systems. One identified structure has been compared by Geotech to the Mount Milligan deposits that were sold and have total measured and indicated resources of 417.1 million tons grading 0.21% copper, 0.41 g/t gold for 1,934 million pounds copper and 5.5 million ounces gold. Three of the identified targets have coincident magnetic and resistivity high which are very promising geophysical signatures. One target is adjacent to a porphyry system that was drilled by a major international mining company. As of the date of this Report, the Company is continuing to work with the geophysical data acquired from the ZTEM survey of the Tombstone Project.

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

Geophysical Mapping & Sampling

Additional Sampling and Trenching of

properties

Drilling

Assays

Strategic joint ventures

				Professional Geologists sampling of Stardust Various Professional Engineers and Geologists from the State of Arizona
2021-22	$5,000,000	Private Placement/ Private Investors	Build out of Heap Leach Pad for Bonanza Production Phase 1 at Bonanza Stardust Mine; additional drilling Additional Drilling at Tombstone Assays Strategic joint ventures	Professional Geologists conducting exploration Various Professional Engineers building and processing at Bonanza Mine
2022-23	$5,000,000 (1)(2)	Private Placement/ Private Investors	Production at Bonanza General Operations Assays Strategic joint ventures	Professional Geologists conducting exploration Various Professional Engineers building and processing at Bonanza Mine

(1)	Our budget for 2022-2023 consists of the following expenses for a total of $5,000,000 which are based on management’s best estimates:

	•	Production at Bonanza Mine $2,000,000;

	•	General Operations at Tombstone $2,000,000

	•	Management, Office and Employee Expenses: $500,000;

	•	Professional Service Expenses: Legal, Accounting, Audits: $250,000;

	•	BLM Claims and Permit Expenses: $150,000

	•	Miscellaneous $100,000

(2)	We raised approximately $1,089,000 during the year ended December 31, 2021 to cover the operating expenses of the Company and require an additional ~$4M for our proposed 2022-2023 activities.

Revenues

To date we have not generated any revenues, however, with commencement of production at the Bonanza Mine we anticipate revenues to commence in the third quarter of fiscal 2022.

Principal Market

We do not currently have any market, as we have not yet identified mineral resources that are of a commercially exploitable quantity. While production at the Bonanza mine produced 219oz of gold in 2021, we cannot predict whether the production will continue in exploitable quantities. If we succeed in identifying a mineral resource in commercially exploitable quantities, our principal markets should consist of metal refineries and base metal traders and dealers.

Seasonality of our Business

Our mineral exploration activities are not subject to extreme seasonal variation since the Tombstone Property and Bonanza mines are located in Arizona. Field work, however, is best carried out in temperatures averaging 10 to 15 degrees Celsius. Our other operations, such as metallurgical review and analysis of geochemical survey results, can be carried out all year round.

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

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2021, 2020, and 2019, should be read in conjunction with our financial statements and related notes included in this Report. Our financial statements included in this Report were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

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

Year Ended December 31, 2021 compared to Years Ended December 31, 2020 and 2019

For the years ended December 31, 2021, 2020, and 2019, we did not receive any revenue from various mining claims and properties.

Year ended December 31,	Net Loss	Loss per Share
2021	$1,846,151	$0.17
2020	$1,369,470	$0.16
2019	$1,702,424	$0.35

The net loss for the year ended December 31, 2021 of $1,846,151 was attributed to directors and management fees of $669,800 which was primarily related to management fees of $144,000 to the President and Director of the Company along with the issuance of common shares of the Company to officers and directors of the Company, consulting services of $274,950 related to ancillary services for its mineral property exploration costs, professional fees of $51,581 for audit, accounting, and legal fees incurred by the Company in its operations, and a proportionate loss on the Company’s investment in Bonanza Project of $783,165.

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

Overall, the Company continues to incur operating losses while it continues its development of its projects and properties, with no significant changes in the nature of our operations, with the exception of fiscal 2021 which saw the first full year of operating results related to the Bonanza Project. As more costs are being invested into Bonanza, we have relied less on external consultants and no longer have floating rate convertible debentures to fund our operations, as was evident in fiscal 2018 and previous years.

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

December 31, 2021, 2020, and 2019

At December 31, 2021, we had cash on hand of $166,747 as compared to $176,120 as at December 31, 2020.  The decrease in cash was due to the net effect of use of cash raised from financing activities for its operations and additional $780,000 of investment into the Bonanza Project.   We had total assets of $3,039,690 at December 31, 2021 compared to total assets of $3,052,512 at December 31, 2020.  Overall, our total assets were consistent with the prior year.

We had current liabilities of $845,456 at December 31, 2021 compared to current liabilities of $545,827 at December 31, 2020. The increase in current liabilities is due to additional issuances of notes payable during the current year of $279,000 from related parties. We also saw an increase in accounts payable and accrued liabilities of $20,929 due to timing differences in the payment of outstanding obligations as they become due.

We had a working capital deficit of $498,709 at December 31, 2021 compared to a deficit of $369,707 at December 31, 2020 The decrease in the working capital was due to the use of the loan proceeds to support its ongoing cash investment in Bonanza Project as well as for general and operating expenditures incurred during the year.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2021.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5+ years
Notes payable	$577,500	$577,500	-	-
Total	$577,500	$577,500	-	-

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

G. Safe Harbor

Forward Looking Statements

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “shall,” “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies, including our potential participation in acquisition, divestiture or joint venture transactions or other investment opportunities;

•	the implementation of our financing strategy and capital expenditure plans;

•	the exploration of mineral reserves and development of mining facilities;

•	trends in commodity prices and demand for commodities;

•	the future impact of competition and regulation;

•	the payment of dividends or interest on shareholders’ equity;

•	industry trends, including the direction of prices and expected levels of supply and demand; and

•	other factors or trends affecting our financial condition or results of operations.

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
Alan M. Brown CEO, CFO, Director & President Age 55

As President, Chief Executive Officer, Chief Financial Officer, and a Director, Mr. Brown is responsible for the development of our strategic direction and the management and supervision of our overall business.

Daniel A. Cistone(1) Director Age 72	Chairman of the Board of Directors of the Company
Donald Rauch(2) Director Age 75	Director of the Company
Mark Mehok(3) Director Age 54	Director of the Company

(1)	Mr. Cistone was appointed as a member of the Board of Directors on January 7, 2016.
(2)	Mr. Rauch was appointed as a member of the Board of Directors on October 12, 2017
(3)	Mr. Mehok was appointed as a member of the Board of Directors on July 1, 2018

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

B. Compensation

During the fiscal year ended December 31, 2021, 2020, and 2019 the aggregate remuneration paid to directors in their capacity as directors of our Company was $144,000, $144,000, and $156,000, respectively. Management fees totaling $669,800, $762,947, and $825,177, was paid to directors and officers for each of the years ended December 31, 2021, 2020, and 2019, respectively.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal years ended December 31, 2021, 2020, and 2019, to our executive officers who received a salary:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions(1)	All other Compensation
Alan M. Brown (2)	2021	$144,000	NIL	NIL	NIL	60,000	NIL
President, CEO, CFO and Director	2020	$144,000	NIL	NIL	NIL	100,000	NIL
	2019	$150,000	NIL	NIL	NIL	141,667	NIL
Daniel A. Cistone(3)	2021	NIL	NIL	NIL	NIL	80,000	NIL
Director	2020	NIL	NIL	NIL	NIL	133,334	NIL
	2019	NIL	NIL	NIL	NIL	241,667	NIL
Donald Rauch(4)	2021	NIL	NIL	NIL	NIL	40,000	NIL
Director	2020	NIL	NIL	NIL	NIL	66,667	NIL
	2019	NIL	NIL	NIL	NIL	108,333	NIL
Mark Mehok(5)	2021	NIL	NIL	NIL	NIL	40,000	NIL
Director	2020	NIL	NIL	NIL	NIL	66,667	NIL
	2019	NIL	NIL	NIL	NIL	108,333	NIL

(1)	The shares have been adjusted to reflect the 200-for-1 reverse stock split effective July 24, 2019.

(2)

On June 1, 2019, the Company entered into a Consulting Agreement (the “Agreement”) with Alan Brown, and addendum thereto, which supersedes the prior Employment Agreement between the Company and Mr. Brown. Pursuant to the Agreement, Mr. Brown shall continue to be employed as President, Chief Executive Officer and Chief Financial Officer of the Company and to continue to perform any and all duties relevant to such positions. The initial term of the Agreement is for two (2) years (the “Term”). In exchange for his services, Mr. Brown shall receive a base salary of $12,000 per month during the Term. Under the Agreement, Mr. Brown shall receive additional compensation in the form of the Company’s common stock per year during the Term and thereafter until the Agreement is terminated. As of June 1, 2020, 100,000 shares were issued as compensation through May 31, 2021. As of December 31, 2021, 60,000 shares were issued as compensation through May 31, 2022.

(3)	Mr. Cistone was appointed as a member of the Board of Directors on January 7, 2016.

(4)	Mr. Rauch was appointed as a member of the Board of Directors on October 12, 2017.

(5)	Mr. Mehok was appointed as a member of the Board of Directors on July 1, 2018.

C. Board Practices

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Certificate of Incorporation and Bylaws. Our incumbent directors continue their service, in their current capacity, until they either resign or are removed and until their successors are elected. The Company’s last annual regular general meeting was held on September 6, 2001, at which time Alan Brown was elected as a Director. Mr. Brown has continued in his office as Director since his election in 2001. Director vacancies may be filled by a majority of the remaining directors or by a sole remaining director. On January 28, 2010, Steven Radvak was elected to serve as a member of the Board of Directors by the sole remaining director, Alan Brown. Mr. Radvak resigned from all positions on August 13, 2015. On May 18, 2011, Laird Cagan was elected as a Director to the Company. On December 31, 2012, Laird Cagan resigned as a Director of the Company. On August 22, 2014, Mr. Barry Klein was appointed to serve as a member of the Board of Director and served until June 1, 2015 when he resigned. On August 1, 2015 Mr. Schnur was appointed as a member of the Board of Directors. On January 7, 2016, Mr. Cistone was appointed as a member of the Board of Directors February 1, 2016 on January 7, 2016, Mr. Hughes was appointed as a member of the Board of Directors. On August 1, 2016, the Company elected not to renew Mr. Schnur’s agreement to provide services and he was terminated as a director of the company. On March 2, 2017 Mr. Hughes resigned as a member of the board of directors. On October 12, 2017, Mr. Rauch was appointed as a member of the Board of Directors. On July 1, 2018 Mr. Mehok was appointed as a member of the Board of Directors.

Members of the Board of Directors are elected by the holders of the Company’s shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors of the Company is the Audit Committee. The Audit Committee of the Company’s Board of Directors currently consists of Alan Brown. This committee is directed to review the scope, cost and results of the independent audit of the Company’s books and records, the results of the annual audit with management and the adequacy of the Company’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. The Company does not have an Executive Committee.

The Company’s executive officers are appointed by and serve at the pleasure of the Board of Directors.

D. Employees

As of December 31, 2021, 2020, and 2019, we had 1 employee, Alan Brown. The Company engages various consultants as independent contractors to assist the Company with its drilling programs. The Company has no relationship with any labor/trade unions.

E. Share Ownership

There were 12,210,746 common shares issued and outstanding as of June 28, 2022 and 11,540,746 as of December 31, 2021. Of the shares issued and outstanding, our directors and officers owned the following common shares:

Name and Position	Number of Common Shares Beneficially Owned as of June 28, 2022(1)		Percentage
Alan M. Brown President, CEO, CFO and Director	756,720	(2)	6.20%
Daniel A. Cistone Director	830,002	(3)	6.80%
Donald Rauch Director	540,002	(4)	4.42%
Mark Mehok Director	933,753	(5)	7.64%
Aggregate owned by Officers and Directors	2,060,477		25.06%

(1)

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our Company.

(2)	The beneficial ownership of Alan Brown includes shares directly held by Mr. Brown and 142,763 common shares owned by his wife.

(3)	The beneficial ownership of Daniel Cistone includes shares indirectly held in trust for benefit of Mr. Cistone and by his wife.

(4)	The beneficial ownership of Donald Rauch includes shares directly held by Mr. Rauch and 50,000 shares held by Cama Sdira LLC fbo Bonnie Rauch IRA.

(5)

The beneficial ownership of Mark Mehok includes shares directly held by Mr. Mehok, and 283,334 shares held by Cama Sdira LLC fbo Mark Mehok IRA and 18,750 common shares owned by his three children, for which he has dispositive voting control.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 12,210,746 common shares issued and outstanding as of June 28, 2022. As of June 28, 2022, the following table shows beneficial owners of more than five (5%) of our common shares. The shareholders listed below have the same voting rights as all other shareholders.

Name	Number of Common Shares Beneficially Owned	Percentage
See Item 6, for Officers and directors	2,060,477	25.06%

Aside from our officers and directors, there are no beneficial owners of more than five (5%) of our common shares.

B. Related Party Transactions

As at December 31, 2021, the Company owed $206,928 (2020 - $207,228) to the President of the Company for management fees and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2021, the Company incurred $144,000 (2020 - $144,000; 2019 - $156,000) to the President of the Company for management fees.

During the year ended December 31, 2021, the Company incurred $525,800 (2020 - $618,947; 2019 - $669,176) to directors of the Company for services.

As at December 31, 2021, the Company owed $147,500 (2020- $147,500) of notes payable to a significant shareholder of the Company which is unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2021, the Company received advances of $nil (2020 - $100,000).

As at December 31, 2021, the Company owed $150,000 (2020- $50,000) of notes payable to a significant shareholder of the Company which is unsecured, bears interest at 10% per annum upon maturity, of which $50,000 was due on January 1, 2021 and $100,000 was due on May 26, 2021.  During the year ended December 31, 2021, the Company received an additional $100,000 of funding and recorded accrued interest of $10,956 (2020 - $nil).

As at December 31, 2021, the Company owed $50,000 (2020- $50,000) of notes payable to a director and shareholder which is unsecured, bears interest at 10% per annum upon maturity, and was due on December 31, 2020. As at December 31, 2021, the Company has recorded accrued interest of $4,986 (2020 - $nil).

As at December 31, 2021, the Company owed $230,000 (2020- $50,000) of notes payables to a significant shareholder of the Company which is unsecured, bears interest at 10% per annum upon maturity, of which $50,000 was due on December 31, 2020, $100,000 is due on June 3, 2022, and $80,000 is due on April 5, 2022. As at December 31, 2021, the Company has recorded accrued interest of $4,986 (2020 - $nil).

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

B. Significant Changes

Except as otherwise disclosed in this annual report or in the reports filed on Form 6-K filed to date, no significant changes have occurred since December 31, 2021.

Item 9 The Offer and Listing

The following table lists the high and low closing sale prices for the Company’s common stock for the periods indicated as reported by the Over the Counter Markets:

YEAR/PERIOD	HIGH(1)	LOW(1)
Q1 2019	1.38	.60
Q2 2019	1.70	.52
Q3 2019	3.04	1.02
Q4 2019	1.99	1.49
Q1 2020	2.99	1.77
Q2 2020	2.98	1.50
Q3 2020	3.00	1.95
Q4 2020	2.80	1.90
Q1 2021	2.80	2.03
Q2 2021	2.50	2.11
Q3 2021	2.38	1.80
Q4 2021	2.00	1.02

(1)	All prior periods reflect the 1-for-200 reverse stock split made effective July 24, 2019.

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

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for “WTO Investors” of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including “WTO Investor controlled entities” as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our Company and the value of our assets was equal to or greater than a specified amount (the “Review Threshold”), which published by the Minister after its determination for any particular year. The Review Threshold for Private sector WTO investments as of 2022 is 1.141 billion in enterprise value.

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

D. Exchange Controls

Except as discussed in Item E below, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of common shares. The Company is not aware of any limitations on the right of non-Canadian owners to hold or vote common shares imposed by Canadian federal or provincial law or by the Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a “non-Canadian” (as defined under the Investment Act) who proposes to acquire common shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Economic Development Canada (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of our Company.

Further, the acquisition of less than a majority but one-third or more of the common shares of our Company by a non-Canadian would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for “WTO-investors” that are controlled by persons who are nationals or permanent residents of World Trade Organization (“WTO”) member nations, a proposed investment generally would be reviewable where the value of the acquired assets is CAD$5 million or more.

For a proposed indirect acquisition by an investor other than a so-called “WTO investor” that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment generally would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly is CAD$50 million or more.

In the case of a direct acquisition by a WTO investor, the threshold is significantly higher. An investment in common shares of our Company by a WTO investor that is not a state-owned enterprise would be reviewable only if it was an investment to acquire control of the company and the enterprise value of the assets of the company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. For 2022, this amount is CAD$1.141 billion (unless the investor is controlled by persons who are nationals or permanent residents of countries that are party to one of a list of certain free trade agreements, in which case the amount is CAD$1.711 billion for 2022); each January 1, both thresholds are adjusted by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to Common Shares of the Company are exempt from the Investment Act, including:

(a)	the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, if the acquisition is subject to approval under the Bank Act, Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

(c)

the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company through the ownership of Common Shares, remained unchanged.

E. Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

MANAGEMENT URGES EACH HOLDER TO CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE INCOME TAX CONSEQUENCES APPLICABLE TO HIM IN HIS OWN PARTICULAR CIRCUMSTANCES.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on their common shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of common shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of common shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the common shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of common shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company.

Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received or deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources.

Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations who are subject to U.S. Federal income taxation under alternative methods at the election of each such U.S. shareholder. As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation’s net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation’s annual realized net capital gain and ordinary earnings

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files a tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. shareholder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares, and certain “excess distributions” by the corporation. An excess distribution is a current year distribution received by the U.S. shareholder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. shareholder during the preceding three years.

A Non-electing U.S. shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the corporation during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. shareholder must treat this interest charge as “personal interest” which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If a corporation is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds common shares, then the corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize a gain, which will be taxed under the rules for Non-Electing U.S. Holders, as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a QEF election.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Management urges U.S. persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.

The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns. Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

F. Dividends and Paying Agents

Not required.

G. Statement by Experts

The financial statements of our Company included in this report have been audited by RBSM LLP (“RBSM”) for the year ended December 31, 2021 and Sadler, Gibb & Associates, LLC for the years ended December 31, 2020 and 2019, as stated in the report appearing in this filing and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

I. Subsidiary Information

We conduct all operations through our wholly owned subsidiary, Tombstone Exploration and Mining Corporation, a Nevada corporation, and Bonanza Mining Company, a Nevada corporation of which we own a 40% interest.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our Tombstone and Bonanza property are located within the United States, currently at the exploration stage and our operations are limited to exploring these properties. Therefore, our market risks are minimal. We may, however, have future property exploration requirements due in currencies other than United States dollars. As a Canadian company, our cash balances are kept in Canadian funds, and then converted to United States funds for accounting purposes. Therefore, we may become exposed to some interest rate risks. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our market risks.

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

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable.

Item 15 Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Based on an evaluation as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the year ended December 31, 2021, management identified the following weaknesses, which were deemed to be material weaknesses in internal controls:

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control-Integrated Framework. Based on its evaluation, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2021.

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

Changes in Internal Control and Financial Reporting.

There have been no changes in our internal control over financial reporting in the fiscal year ended December 31, 2021, which were identified in connection with our management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report

Continuing Remediation Efforts to address deficiencies in Company’s Internal Control over Financial Reporting

Once the Company has sufficient personnel available, then our Board of Directors, in particular and in connection with the aforementioned deficiencies, will establish the following remediation measures:

1.	We will appoint additional personnel to assist with the preparation of the Company’s monthly financial reporting.

2.	Establish written documentation of the company’s policies and procedures, to use as a tool for monitoring and reviewing employees’ best practices.

3.

We plan to adopt an Audit Committee Charter as a part of our continuing remediation efforts to address deficiencies in the Company’s internal control over financial reporting and to seek a qualified financial expert to join the Audit Committee.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2019	$13,000	$0	$0	$0
2020	$15,000	$0	$0	$0
2021	$52,000	$0	$0	$0

(1)	The aggregate audit fees billed.

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

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

On April 27, 2022, the Board of Directors of the Company approved the dismissal of Sadler, Gibb & Associates, LLC (“SGA”) as its independent certifying accountants. SGA has served as the Company’s independent certifying accountants since March 4, 2019.

The reports of SGA on the Company’s consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained an explanatory paragraph in respect to uncertainty as to the Company’s ability to continue as a going concern.

During the Company’s two most recent fiscal years and any subsequent interim period preceding the dismissal of SGA, there were (i) no disagreements (as that term is described in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions) with SGA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of SGA, would have caused SGA to make reference to the subject matter of the disagreement(s) in connection with its report, and (ii) no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K.

On April 27, 2022, the Company engaged RBSM LLP (“RBSM”) to be its independent certifying accountants for the year ended December 31, 2021.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to April 27, 2022, neither the Company nor anyone on its behalf has consulted with RBSM on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Prior to April 27, 2022, the Company did not consult with RBSM regarding (1) the application of accounting principles to specified transactions, either completed or proposed, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

On May 2, 2022, the Company provided SGA with a copy of the disclosures it is making on this Report on Form 6-K, and requested that SGA furnish it with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the letter from SGA dated May 2, 2022, is filed as Exhibit 99.1 to our Report on Form 6-K file with the SEC on May 2, 2022.

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

Item 16H. Mine Safety Disclosures.

Not Applicable.

PART III

Item 17. Financial Statements

Balance sheets of the Company as at December 31, 2021, 2020, and 2019, the Statements of Operations and Stockholders’ Deficit and Cash Flows for each of the years ended December 31, 2021, 2020, and 2019, begin on page F-1 of this Form 20-F.

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

51

12.02

Certification of Chief Financial Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Filed herewith.
13.01	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith.
101.INS*	Inline XBRL Instance Document	Filed herewith.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document	Filed herewith.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).	Filed herewith.

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

TOMBSTONE EXPLORATION CORPORATION

Date: June 29, 2022	/s/ Alan Brown
Alan Brown
President, Chief Financial Officer (Principal Financial and Accounting Officer), Chief (Principal) Executive Officer, and Director

Date: June 29, 2022	/s/ Daniel A. Cistone
Daniel A. Cistone
Director

Date: June 29, 2022	/s/ Donald Rauch
Donald Rauch
Director

Date: June 29, 2022	/s/ Mark Mehok
Mark Mehok
Director

Tombstone Exploration Corporation

December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Tombstone Exploration Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Tombstone Exploration Corp (The “Company”) as of December 31, 2021 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the fiscal year ended December 31, 2021, and the related consolidated notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the fiscal year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has sustained significant operating losses and needs to obtain additional financing to continue its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

PCAOB ID 587

RBSM LLP

We have served as the Company’s auditor since 2022

Las Vegas, Nevada

June 29, 2022

New York | Washington, DC | California | Nevada

China | India | Greece

Member of ANTEA International with offices worldwide

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tombstone Exploration Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Tombstone Exploration Corporation (“the Company”) as of December 31, 2020, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Draper, UT

May 5, 2021

Tombstone Exploration Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2021 $	December 31, 2020 $

ASSETS
Current assets
Cash	166,747	176,120
Loan receivable (Note 3)	180,000	-
Total current assets	346,747	176,120
Non-current assets
Investment (Note 3)	2,691,807	2,874,972
Property and equipment, net	1,136	1,420
Total non-current assets	2,692,943	2,876,392
Total assets	3,039,690	3,052,512

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 5)	61,028	40,099
Due to related parties (Note 7)	206,928	207,228
Notes payable to related parties, current (Note 5)	577,500	298,500
Total liabilities	845,456	545,827
Nature of Operations and Continuance of Business (Note 1)
Subsequent Events (Note 9)
Stockholders’ Equity
Common stock
Authorized: unlimited common shares, with no par value Issued and outstanding: 11,540,746 and 10,472,079 shares, respectively	28,656,154	27,638,254
Common stock issuable	675,800	160,000
Additional paid-in capital	5,339,652	5,339,652
Accumulated deficit	(32,477,372)	(30,631,221)
Total stockholders’ equity	2,194,234	2,506,685
Total liabilities and stockholders’ equity	3,039,690	3,052,512

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Operations

(Expressed in U.S. dollars)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

Operating expenses

Consulting services	274,950	556,760	111,392
General and administrative	33,854	17,239	29,665
Impairment of mineral property	-	-	350,000
Management and directors’ fees (Note 7)	669,800	762,947	825,177
Mineral property costs	11,872	9,791	5,991
Professional fees	51,581	41,318	71,264
Total operating expenses	1,042,057	1,388,055	1,393,489
Loss before other income (expense)	(1,042,057)	(1,388,055)	(1,393,489)

Other income (expense)

Accretion and interest expense	(20,929)	(52,120)	(65,870)
Forgiveness of loans payable and accrued interest	-	198,801	-
Gain (loss) on settlement of debt	-	(43,068)	(243,065)
Proportionate loss on equity-method investment (Note 3)	(783,165)	(85,028)	-
Total other income (expense)	(804,094)	18,585	(308,935)
Net loss	(1,846,151)	(1,369,470)	(1,702,424)
Net loss per share – basic and diluted	(0.17)	(0.16)	(0.35)
Weighted average shares outstanding	11,118,595	8,784,726	4,849,806

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statement of Stockholders’ Equity (Deficit)

From January 1, 2019 to December 31, 2021

(Expressed in U.S. dollars)

	Common Stock		Additional Paid-In	Common Stock	Accumulated
	Shares		Capital	Issuable	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2018	3,333,256	22,117,962	4,965,842	-	(27,559,327)	(475,523)
Issuance of common stock for cash	2,601,898	1,561,000	-	10,000	-	1,571,000
Issuance of common stock for services and settlement of related party debt and accounts payable	867,893	1,044,228	(170,411)	-	-	873,817
Issuance of common stock for services	125,000	303,750	-	-	-	303,750
Shares issuable for interest	–	-	-	17,500	-	17,500
Net loss for the year	–	-	-	-	(1,702,424)	(1,702,424)
Balance, December 31, 2019	6,928,047	25,026,940	4,795,431	27,500	(29,261,751)	588,120
Issuance of common stock for cash	2,896,677	1,830,000	-	150,000	-	1,980,000
Issuance of common stock for services and settlement of related party debt and accounts payable	647,355	781,314	544,221	(17,500)	-	1,308,035
Net loss for the year	–	-	-	-	(1,369,470)	(1,369,470)
Balance, December 31, 2020	10,472,079	27,638,254	5,339,652	160,000	(30,631,221)	2,506,685
Issuance of common stock for cash	943,667	820,250	-	(160,000)	-	660,250
Share subscriptions received	–	-	-	150,000	-	150,000
Shares issuable for director’s fees	–	-	-	525,800	-	525,800
Shares issued for service	125,000	197,650	-	-	-	197,650
Net loss for the year	–	-	-	-	(1,846,151)	(1,846,151)
Balance, December 31, 2021	11,540,746	28,656,154	5,339,652	675,800	(32,477,372)	2,194,234

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	For Years Ended
	December 31, 2021	December 31, 2020	December 31, 2019

Operating Activities

Net loss	(1,846,151)	(1,369,470)	(1,702,424)
Adjustments to reconcile net loss to net cash used in operating activities:
Common stock issued for services	197,650	997,158	698,766
Common stock issuable for directors’ fee	525,800	-	-
Depreciation expense	284	353	61
Gain on forgiveness of loans payable	-	(198,801)	-
Impairment of mineral property	-	-	350,000
Loss (gain) on settlement of debt	-	43,068	243,065
Proportionate loss on equity-method	783,165	85,028	-
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	20,929	72,032	65,106
Due to related parties	(300)	-	779
Net cash used in operating activities	(318,623)	(370,632)	(344,647)

Investing Activities
Advance on investments	(780,000)	(2,150,000)	(810,000)
Acquisition of mineral property rights	-	-	(350,000)
Purchase of property and equipment	-	-	(1,834)
Net cash used in investing activities	(780,000)	(2,150,000)	(1,161,834)
Financing Activities
Proceeds from issuance of common stock	810,250	1,980,000	1,571,000
Proceeds from issuance of notes payable	-	150,000	362,000
Advances from related parties	279,000	100,375	-
Net cash provided by financing activities	1,089,250	2,230,375	1,933,000
Change in cash	(9,373)	(290,257)	426,519
Cash, beginning of year	176,120	466,377	39,858
Cash, end of year	166,747	176,120	466,377
Non-cash Investing and Financing Activities
Common stock issued to settle accounts payable	-	62,980	25,051
Common stock issued to settle CEO loan	-	-	150,000
Common stock issued to settle shareholder loan	-	-	303,750
Common stock issuable for interest expense	-	-	17,500
Non-recourse loans and interest applied as paid-in capital	-	255,397	-
Settlement of common stock issuable	-	10,000	-
Supplemental Disclosures
Interest paid	-	-	-
Income tax paid	-	-	-

(The accompanying notes are an integral part of these consolidated financial statements)

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars

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

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. As at December 31, 2021, the Company did not record any revenues, and an accumulated deficit of $32,477,372. During the year ended December 31, 2021, the Company incurred a net loss of $1,846,151. In addition, the Company has defaulted on various notes payable from creditors due to insufficient cash flow to repay principal balances when they became due (refer to Note 5). The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company’s future business. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

(expressed in U.S. dollars

2. Summary of Significant Accounting Policies (continued)

(b) Use of Estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of property and equipment, impairment of intangible assets, fair value of stock-based compensation, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(c) Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2021 and 2020, the Company had no cash equivalents.

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

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars

2. Summary of Significant Accounting Policies (continued)

(j) Comprehensive Loss

ASC 220, Comprehensive Income, establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2021 and 2020, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

(k) Beneficial Conversion Features

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

(l) Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. At December 31, 2021 and 2020, the Company had no potentially dilutive shares

(n) Financial Instruments

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

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars

2. Summary of Significant Accounting Policies (continued)

(n) Financial Instruments (continued)

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

The Company’s operations are in Canada, which results in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk. As at December 31, 2021 and 2020, the Company had no outstanding derivative liabilities.

(o) Foreign Currency Translation

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

(p) Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. There were no recent accounting pronouncements that would have a material impact on the financial statements, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. Investment

On April 1, 2019, the Company entered into an option agreement (the “Agreement”) with Goldrock Resources Inc. (“Goldrock”), a non-related party incorporated in the state of Nevada, for a 40% interest in the Bonanza Project. Under the terms of the Agreement, the Company would earn its 40% interest by: (i) pay Goldrock $310,000 for funding of the project on the closing date of the agreement (paid); (ii) pay $500,000 for additional funding within 3 months of the closing date of the agreement (paid); and (iii) pay $2,750,000 of additional funding within 6 months of the closing date of the agreement. As the Company has made initial payments of $2,960,000 within the time frames of the Agreement, the Company can receive their initial investment back from Goldrock, without interest, from 20% of any net proceeds received from the Bonanza Project and the Agreement is still in good standing.

On December 10, 2020, the Company were issued 4,000 shares of Bonanza Mining Company (“Bonanza”), which entitled the Company for 40% interest in the Bonanza Project and significant influence in Bonanza. The Company has recorded its investment in Bonanza in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars

3. Investment (continued)

During the year ended December 31, 2021, the Company completed its final investment of $600,000 to satisfy the initial terms of the Agreement. In addition, the Company invested a further $180,000 to the Bonanza Project for cost overruns and additional expenditures incurred. As at December 31, 2021, the Company has not amended the Agreement terms with Goldrock and the additional investment has been treated as a loan receivable from Bonanza until such time the Agreement has been amended for the Company’s proportionate interest into Bonanza. The loan receivable is unsecured, non-interest bearing, and due on demand.

$
Balance, December 31, 2019	810,000
Cash investment	2,150,000
Proportionate net loss from December 10, 2020 to December 31, 2020	(85,028)

Balance, December 31, 2020	2,874,972
Cash investment	600,000
Proportionate net loss for the year	(783,165)

Balance, December 31, 2021	2,691,807

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

During the year ended December 31, 2019, the Company received $nil from BAI as production on the property was halted due to a natural disaster. BAI is currently seeking legal advice to recover the lost value of aggregate minerals that were damaged due to the effects of the natural disaster. As a result, the Company recorded an impairment loss of $350,000 for the year ended December 31, 2019 which is recorded in the consolidated statement of operations.

5. Notes Payable – Related Party

(a)

As at December 31, 2021, the Company owed $147,500 (2020 - $147,500) of notes payable to a significant shareholder of the Company which is unsecured, non-interest bearing, and is due on demand. During the year ended December 31, 2021, the Company received advances of $nil (2020 - $100,000).

(b)

As at December 31, 2021, the Company owed $150,000 (2020 - $50,000) of notes payable to a significant shareholder of the Company which is unsecured, bears interest at 10% per annum upon maturity, of which $50,000 was due on January 1, 2021 and $100,000 was due on May 26, 2021. During the year ended December 31, 2021, the Company received an additional $100,000. As at December 31, 2021, the Company has recorded accrued interest of $10,956 (2020 - $nil).

(c)

As at December 31, 2021, the Company owed $50,000 (2020 - $50,000) of notes payable to a significant shareholder of the Company which is unsecured, bears interest at 10% per annum upon maturity, and was due on December 31, 2020. As at December 31, 2021, the Company has recorded accrued interest of $4,986 (2020 - $nil).

(d)

As at December 31, 2021, the Company owed $230,000 (2020 - $50,000) of notes payable to a significant shareholder of the Company which is unsecured, bears interest at 10% per annum upon maturity, of which $50,000 was due on December 31, 2020, $100,000 is due on June 3, 2022, and $80,000 is due on April 5, 2022. As at December 31, 2021, the Company has recorded accrued interest of $4,986 (2020 - $nil).

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars

6. Common Stock

The fair value of common shares issued for services or settlement of debt is based on the end of day trading price of the Company’s common stock on the date of issuance. The Company has an unlimited number of authorized common shares with no par value.

Year Ended December 31, 2021

(a)	On January 7, 2021, the Company issued 213,333 common shares at $0.75 per share for proceeds of $160,000, which was received as at December 31, 2020.

(b)	On January 21, 2021, the Company issued 227,000 common shares at $0.75 per share for proceeds of $170,250.

(c)	On January 21, 2021, the Company issued 5,000 common shares with a fair value of $12,450 to third party consultants for consulting services.

(d)	On February 8, 2021, the Company issued 53,334 common shares at $0.75 per shares for proceeds of $40,000.

(e)	On February 22, 2021, the Company issued 10,000 common shares at $1.00 per shares for proceeds of $10,000.

(f)	On May 12, 2021, the Company issued 75,000 common shares at $1.00 per shares for proceeds of $75,000

(g)	On June 1, 2021, the Company agreed to issue 220,000 common shares with a fair value of $525,800 for compensation services to officers and directors of the Company as at June 1, 2021. As at December 31, 2021, the amounts are recorded as shares issuable. Refer to Note 9.

(h)	On July 29, 2021, the Company issued 100,000 common shares at $1.00 per shares for proceeds of $100,000.

(i)	On August 2, 2021, the Company issued 40,000 common shares with a fair value of $86,000 to third party consultants for consulting services.

(j)	On October 21, 2021, the Company issued 150,000 common shares at $1.00 per share for proceeds of $150,000.

(k)	On November 5, 2021, the Company issued 80,000 common shares for services with a fair value of $99,200.

(l)	On November 10, 2021, the Company issued 50,000 common shares at $1.00 per share for proceeds of $50.000.

(m)	On November 18, 2021, the Company issued 25,000 common shares at $1.00 per share for proceeds of $25,000.

(n)	On November 23, 2021, the Company issued 40,000 common shares at $1.00 per share for proceeds of $40,000.

(o)	On December 20, 2021, the Company received share subscription proceeds of $150,000 for common shares issued subsequent to December 31, 2021.

Year Ended December 31, 2020

(a)	On January 13, 2020, the Company issued 358,334 common shares at $0.60 per share for proceeds of $215,000, of which $10,000 was received as at December 31, 2019.

(b)	On February 27, 2020, the Company issued 41,667 common shares at $0.60 per share for proceeds of $25,000.

(c)	On March 20, 2020, the Company issued 16,521 common shares with a fair value of $31,390 to settle outstanding accounts payable.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars

6.   Common Shares (continued)

Year Ended December 31, 2020 (continued)

(d)	On March 25, 2020, the Company issued 333,335 common shares at $0.60 per shares for proceeds of $200,000.

(e)	On June 1, 2020, the Company issued 366,668 common shares with a fair value of $320,835 for compensation services to officers and directors of the Company.

(f)	On June 9, 2020, the Company issued 125,000 common shares with a fair value of $198,750 to third party consultants for consulting services.

(g)	On June 9, 2020, the Company issued 183,334 common shares at $0.60 per share for proceeds of $110,000.

(h)	On July 2, 2020, the Company issued 473,337 common shares at $0.60 per share for proceeds of $284,000.

(i)	On July 24, 2020, the Company issued 693,335 common shares at $0.60 per share for proceeds of $416,000.

(j)	On August 27, 2020, the Company issued 100,000 common shares at $0.60 per share for proceeds of $60,000.

(k)	On August 28, 2020, the Company issued 125,000 common shares with a fair value of $198,750 to third party consultants for consulting services.

(l)	On August 31, 2020, the Company issued 100,000 common shares at $0.60 per share for proceeds of $60,000.

(m)	On September 3, 2020, the Company issued 66,667 common shares at $0.60 per share for proceeds of $50,000.

(n)	On September 23, 2020, the Company issued 280,000 common shares at $0.60 per share for proceeds of $210,000.

(o)	On October 7, 2020, the Company issued 14,166 common shares for consulting services with a fair value of $31,500.

(p)	On October 8, 2020, the Company issued 133,334 common shares at $0.60 per share for proceeds of $100,000.

(q)	On October 23, 2020, the Company issued 133,334 common shares at $0.60 per share for proceeds of $100,000.

(r)	On December 31, 2020, the Company received proceeds of $160,000 for common shares issued subsequent to December 31, 2020. As at December 31, 2020, the amounts are recorded as shares issuable.

Year Ended December 31, 2019

(s)	On May 31, 2019, the Company issued 725,000 common shares at $0.60 per share for proceeds of $435,000, of which 333,333 common shares for proceeds of $200,000 were issued to directors of the Company.

(t)	On May 31, 2019, the Company issued 17,893 common shares with a fair value of $25,051 to settle debt of $10,736, resulting in a loss on settlement of debt of $14,315.

(u)

On May 31, 2019, the Company issued 250,000 common shares to settle debt owed to the President and Director of the Company of $150,000. The Company used a fair value of $350,000, being the end of day trading price of the Company’s common shares on the date of issuance, to value the shares issued which resulted in the excess charge of $200,000 recorded against additional paid-in capital.

(v)	On June 18, 2019, the Company issued 416,667 common shares at $0.60 per share for proceeds of $250,000, of which 83,333 common shares for proceeds of $50,000 were issued to a director of the Company.

(w)	On June 18, 2018, the Company issued 600,000 common shares with a fair value of $669,176 to directors and officers of the Company for services.

(x)	On August 5, 2019, the Company issued 133,333 common shares at $0.60 per share for proceeds of $80,000, of which 100,000 common shares for proceeds of $60,00 were issued to a director of the Company.

(y)

On August 30, 2019, the Company issued 311,668 common shares at $0.60 per share for proceeds of $187,000, of which 70,000 common shares for proceeds of $42,000 were issued to a director of the Company.

(z)

On September 27, 2019, the Company issued 358,335 common shares at $0.60 per share for proceeds of $215,000, of which 108,333 common shares for proceeds of $65,000 were issued to a director or family member of a director of the Company.

(aa)	On November 7, 2019, the Company issued 50,000 common shares at $0.60 per share for proceeds of $30,000.

(bb)	On November 20, 2019, the Company issued 83,334 common shares at $0.60 per share for proceeds of $50,000.

(cc)	On December 5, 2019, the Company issued 420,000 common shares at $0.60 per share for proceeds of $252,000.

(dd)

On December 20, 2019, the Company issued 103,334 common shares at $0.60 per share for proceeds of $62,000, of which 50,000 common shares for proceeds of $30,000 were issued to a director of the Company.

(ee)

On December 20, 2019, the Company issued 125,000 common shares with a fair value of $303,750 to a shareholder of the Company to settle shareholder loan with a fair value of $75,000, resulting in a loss on settlement of debt of $228,750.

7.   Related Party Transactions

(a)

As at December 31, 2021, the Company owed $206,928 (2020 - $207,228) to the President of the Company for management fees and financing of day-to-day operations. The amounts owing are unsecured, non-interest bearing, and due on demand. During the year ended December 31, 2021, the Company incurred $144,000 (2020 - $144,000; 2019 - $156,000) to the President of the Company for management fees.

(b)	During the year ended December 31, 2021, the Company incurred $525,800 (2020 - $618,947; 2019 - $669,176) to directors of the Company for services.

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars

8.   Income Taxes

The Company has $16,925,200 of net operating losses to carry forward to offset taxable income in future years which expire through fiscal 2041.

The components of the net deferred tax asset at December 31, 2021 and 2020, the statutory tax rate, the effective tax rate and the amount of the valuation allowance for the years ended December 31, 2021, 2020, and 2019 are indicated below:

	2021 $	2020 $	2019 $

Loss Before Taxes	(1,846,151)	(1,369,470)	(1,702,424)
Statutory rate	21%	21%	21%
Computed expected tax recovery	(387,692)	(287,589)	(357,509)
Non-deductible expenses	60	(32,631)	51,044
Change in valuation allowance	387,632	320,220	306,465
Income tax expense	-	-	-

	2021 $	2020 $

Deferred tax asset
Cumulative net operating losses	3,566,071	3,178,439
Less valuation allowance	(3,566,071)	(3,178,439)
Net deferred tax asset	-	-

The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating:

	Net Loss	Expiry Date of
Period Incurred	$	Operating Losses

December 31, 2006	159,600	2026
December 31, 2007	2,310,000	2027
December 31, 2008	2,638,800	2028
December 31, 2009	1,665,000	2029
December 31, 2010	944,400	2030
December 31, 2011	631,600	2031
December 31, 2012	391,900	2032
December 31, 2013	252,000	2033
December 31, 2014	444,900	2034
December 31, 2015	365,600	2035
December 31, 2016	971,100	2036
December 31, 2017	799,000	2037
December 31, 2018	521,100	2038
December 31, 2019	1,459,400	2039
December 31, 2020	1,524,900	2040
December 31, 2021	1,845,900	2041
	16,925,200

Tombstone Exploration Corporation

Notes to the Consolidated Financial Statements

(expressed in U.S. dollars

9. Subsequent Events

(a)	On January 11, 2022, the Company issued 250,000 common shares at $1.00 per share for proceeds of $250,000, of which $150,000 was received as of December 31, 2021

(b)	On January 12, 2022, the Company contributed an additional capital investment of $100,000 to the Bonanza Project.

(c)	On January 18, 2022, the Company issued 220,000 common shares to officers and directors of the Company relating to fiscal 2021 compensation. Refer to Note 6(g).

(d)

On January 18, 2022, the Company issued 100,000 common shares with a fair value of $146,000 to a third party for consulting services. The fair value of common shares was based on the end of day trading price of the Company’s common stock on the date of issuance.

(e)

On January 22, 2022, the Company issued 50,000 common shares with a fair value of $83,500 to the spouse of the Chief Executive Officer of the Company for consulting services. The fair value of common shares was based on the end of day trading price of the Company’s common stock on the date of issuance.

(f)	On January 22, 2022, the Company issued 50,000 common shares at $1.00 per share for proceeds of $50,000.

