Form 20-F/A
period 2021-12-31
TOMBSTONE EXPLORATION CORP
filed 2023-01-31
CIK 1072772

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

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

 If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES     ☒ NO

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on June 29, 2022. The purpose of this Form 20-F/A is to amend: (i) various disclosure relating to the risk factors associated with mining,  “Item 3.D. Risk Factors — Risks Associated with Mining” section of the Report, (ii) various disclosure relating to the Bonanza Project,  “Item 4.B.Information on the Company — The Bonanza Project” section of the Report; (iii) various disclosure relating to “Item 4.B. Information on the Company — Recent Developments On Operations” section of the Report; (iv) various disclosure relating to “Item 4.B. Information on the Company — 2021 Updates” section of the Report; and, (v) various disclosure relating to “Item 4.B. Information on the Company — Tombstone Project” section of the Report.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

2

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

We are considered an exploration stage company under the SEC criteria because we have not established mineral reserves on any of our properties. Under Regulation S-K Section1300, the SEC defines a “mineral reserve” as “an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project.” To have mineral resources, there must be reasonable prospects for economic extraction. Per the SEC, “probable mineral reserves” are the economically mineable part of an indicated and, in some cases, a measured mineral resource and “proven mineral reserves” can only result from measured mineral resources. Mineral reserves cannot be considered proven or probable unless and until they are supported by a preliminary feasibility study or feasibility study, indicating that the mineral reserves have had the requisite geologic, technical, and economic work performed and are economically and legally extractable.

Due to the size of the Bonanza Harquahala Mine deposit, at the present time we do not believe it is necessary to incur the expense and delay involved in preparing a bankable feasibility study in order to bring the Bonanza Harquahala Mine project into production. Our production and after-tax cash flow estimates at the Bonanza Harquahala Mine are based in part on the mineralized material estimate, therefore, and because the estimate does not constitute proven reserves under Regulation S-K Section 1300, the production and after-tax cash flow estimates which are derived therefrom are inherently more uncertain than would otherwise be the case if the Bonanza Harquahala Mine were supported by a bankable feasibility study and estimate of proven reserves established in accordance with Regulation S-K Section 1300.

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

The search for valuable minerals involves numerous hazards that may subject us to liability including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time, we have a general liability policy of $2 million for the Bonanza Harquahala Mine operations to insure against these hazards. The payment of such liabilities may have a material adverse effect on our financial position.

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

B. Business Overview

We are a mining company, holding a 40% interest in the Bonanza Project property in Salome, Arizona (“Bonanza Property”), a 100% interest in the Stardust Project in Yuma County, Arizona (the “Stardust Property”), and a 100% interest in the Tombstone Project in Tombstone, Arizona (“Tombstone Property”).  The Bonanza Property, Stardust Property, and the Tombstone Property are the Company’s only material properties as determined pursuant to Item 1303(a) of Regulation S-K as we have a direct economic intertest in these properties.

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

The Bonanza Project

LOCATION:	Salome, Arizona lat. 33° 40.131’N long. 113° 35.177’W
OWNERSHIP:	40% Tombstone
60% Goldrock Resources, Inc.
MINERALS:	Gold, Silver, and Copper
PROPERTY SIZE:	2,656 acres
ANNUAL PRODUCTION:	2021 = See “Bonanza Mine Production Statistics” table on page 14 below.
2020 = Zero
2019 = Zero
TITLES, MINERAL RIGHTS, LEASES OR OPTIONS:	BLM Land Claims, 2,065 acres
PROJECTSTAGE:	Production;
KEY PERMIT CONDITIONS:	ADEQ Permit to Process good until 2027
MINE TYPES/MINERALIZATION STYLES:	Gold and Silver
PROCESSING PLANTS AND OTHER AVAILABLE FACILITIES:	Heap Leach Carbon Processing Facility

Gold was discovered in the Harquahala area in 1862. There were a reported 120,560 ounces of gold from the mine from 1891 to 1929. Grades of gold were reported to be over an ounce per ton of gold from the Bonanza mine. The disclosure of the estimates set forth herein, including, but not limited to, volumetric calculations, sampling, and metallurgic testing are derived directly from the “Technical Report on the Preliminary Economic Assessment of the Harquahala Project, La Paz County, Arizona”(the “Technical Report”) which was last updated June 2018, (a copy of which is included as an exhibit 96.1 to this Report). We believe these estimations are accurate and that all tonnage and grade estimations are exploration targets.

The TR  was prepared on behalf of the Company by Todd S Fayram, QP and Peter Mejstrick of Continental Metallurgical Services, LLC Geological Consultant.

•	The Bonanza Mine Area is 5 miles North of I-10 Exit 53 (Hovatter Rd), ~110 miles West of Phoenix Airport.
•	+180,000 oz Au (Gold) mined 1880s-early 1900s, @ 1+ oz Au/ton: high angle shear zones on thrust sheets
•	Mine water table at ~200’; Gold Zone continued; mill could not process sulfides, so not mined
•	Potential low-grade targets along miles long thrust plate.
•	Bonanza mine/mill left 500,000+ tons dumps/tails @ 0.04-0.10 oz Au/ton containing 25-40,000+ oz Au
•	Previous/current leach test-work on tailings/dumps indicate recovery of Au @ 88%+; Ag @ 25% +
•	The tonnage and grade estimates are all reported as exploration targets.

The Bonanza Project is Tombstone’s latest acquisition, and the property includes the Harquahala and Golden Eagle mines, located approximately eight miles south of Salome, Arizona. The project totals 2,656 acres and has significant underground workings, from which some 180,000-200,000 ounces of gold were reportedly produced from high-grade ore in the late 1800’s and early 1900’s. Mined rock and tailings from previous operations represent an additional potential resource. The project will be in partnership with Richard Moores, CEO and Director of Goldrock Resources, Inc., and Todd Fayram, Director of Goldrock Resources, Inc., who have a 60% majority investment in the project, and Tombtsone owns a 40% interest. Bonanza Area Claim Block with Defined 250-350k oz Au Target Areas.1-1.5+ MM oz Au Overall Potential.

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

Note on Exploration Targets: The ranges of potential tonnage and grade (or quality) of the exploration target are conceptual in nature; there has been insufficient exploration of the relevant property or properties to estimate a mineral resource; it is uncertain if further exploration will result in the estimation of a mineral resource; and, (iv) the exploration target therefore does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve.

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

The initial portion of the Phase One leach pad is expected to accommodate 500,000 tons of already mined material that have been tested to show upwards or more of 26,000 - 50,000oz of gold. The foregoing tonnage and grade estimations are exploration targets derived from the Technical Report (see Exhibit 96.1, attached hereto and incorporated herein by reference).

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

The table below indicates the aggregate annual production from Bonanza Mine in the last three fiscal years:

Bonanza Mine Production Statistics:
Year	Tonnage	Gold Recovered/Sold (oz)	Silver Recovered/Sold (oz)
2019	Nil	Nil	Nil
2020	Nil	Nil	Nil
2021	25,000	174.105	160.692

The Company owns 40% of the Bonanza Mine which is disclosed in our 20-F Financial Statements and identified in note 3, thereto. The Company has recorded its investment in Bonanza in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures”

2022 updates:

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

Stardust Project. The Stardust Mine, Yuma County Arizona, Eagletail Mining District

LOCATION:	Yuma County, Arizona (Eagletail Mining District)
OWNERSHIP:	100% Tombstone
MINERALS:	Gold, Silver, Copper and Molybdenum
PROPERTY SIZE:	400 acres
ANNUAL PRODUCTION:	2021 = Zero
2020 = Zero
2019 = Zero
TITLES, MINERAL RIGHTS, LEASES OR OPTIONS:	BLM Land Claims (See Below)
PROJECT STAGE:	Exploration
KEY PERMIT CONDITIONS:	None
MINE TYPES/MINERALIZATION STYLES:	Gold, Silver, Copper
PROCESSING PLANTS AND OTHER AVAILABLE FACILITIES:	None.

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

LOCATION:	Tombstone, Arizona
OWNERSHIP:	100% Tombstone
MINERALS:	Gold, Silver and Copper
PROPERTY SIZE:	641 acres
ANNUAL PRODUCTION:	2021 =Zero
2020 =Zero
2019 =Zero
TITLES, MINERAL RIGHTS, LEASES OR OPTIONS:	Arizona State Mining Lease
PROJECT STAGE:	Exploration
KEY PERMIT CONDITIONS:	None
MINE TYPES/MINERALIZATION STYLES:	Gold, Silver, Copper
PROCESSING PLANTS AND OTHER AVAILABLE FACILITIES:	None

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

The Company has conducted several drilling programs on the Tombstone property in the past, as described in greater detail below. However, the reader is cautioned that the following summaries are historical in nature and that currently the Company is not now and does not have imminent plan to commence material exploration activities on our Tombstone Property. As we own the Tombstone Property, we will continually reassess and evaluate recommencing activities on the property.

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

As of June 30, 2010, 4,080 feet of drilling had been completed. Also, during this period, additional geologist investigation was undertaken to further assess the potential for porphyry copper exploration targets on the Tombstone property. The Company has been in contact with geophysical contractors to develop a plan, budget, and timeline for this phase of the project. Planning is on-going and work may include geochemical surveys as well.

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

Item 18. Financial Statements

Not Applicable.

Item 19. Exhibits

Exhibits Required by Form 20-F.

Exhibit
Number	Description of Exhibit	Filing
1.01	Certificate of Incorporation under the Canada Business Corporations Act dated October 30, 1997.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.02	Bylaws	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.03	Certificate of Name Change dated June 5, 2000.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 19, 2002.
1.04	Certificate of Name Change dated September 20, 2004.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on August 15, 2005.
1.05	Certificate of Name Change dated February 6, 2007.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on February 8, 2007.
2.01	Form of U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 19, 2011.
2.02	Form of Non-U.S. Private Placement Subscription Agreement and Common Stock Purchase Warrant	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on July 15, 2011.
4.01	Employment Agreement by and between the Company and Alan Brown dated January 1, 2009.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 10, 2009.
4.02	Director Service Agreement between the Company and Laird Cagan dated May 18, 2011.	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on May 25, 2011.
4.03	Settlement Agreement by and among the Company, RedStone Communications, LLC and Marlin Molinaro dated August 16, 2011	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on August 29, 2011.
4.04	Employment Agreement by and between the Company and Alan Brown dated November 15, 2013.	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on May 16, 2014
4.05	Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated December 10, 2013	Incorporated herein by reference to our Current Report on Form 6-K filed with the SEC on December 16, 2013.
4.06	First Amendment to the Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated January 13, 2014	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on May 16, 2014
4.07	Second Amendment to the Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc, and Eurogras AG, dated May 13, 2014	Incorporated herein by reference to our current report on Form 6-K filed with the SEC on May 30, 2014
8.01	Subsidiaries of the Company	Incorporated herein by reference to our Annual Report on Form 20-F filed with the SEC on July 19, 2011.
96.1	Technical Report on the Preliminary Economic Assessment of the Harquahala Project, dated June 30, 2017, updated June 25, 2018	Filed herewith.
11.01	Code of Ethics	Incorporated herein by reference to our Amended Annual Report on Form 20-F/A filed with the SEC on August 10, 2007.
12.01

Certification of Chief Executive Officer of the Company required by rule 13A-14(A) or rule 15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Filed herewith.

52

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

TOMBSTONE EXPLORATION CORPORATION

Date: January 31, 2023	/s/ Alan Brown
Alan Brown
President, Chief Financial Officer (Principal Financial and Accounting Officer), Chief (Principal) Executive Officer, and Director

Date: January 31, 2023	/s/ Daniel A. Cistone
Daniel A. Cistone
Director

Date: January 31, 2023	/s/ Donald Rauch
Donald Rauch
Director

Date: January 31, 2023	/s/ Mark Mehok
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

