Form 20-F/A
period 2021-12-31
TOMBSTONE EXPLORATION CORP
filed 2023-03-24
CIK 1072772

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

This Amendment No. 2 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on June 29, 2022, and amended January 31, 2023. The purpose of this Form 20-F/A is to revise and remove all references that may indicate that the Company’s properties contain proven reserves. The filing has been amended accordingly, as reflected in “Item 4.B. Information on the Company — Tombstone Project” section of the Report.

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

The Bonanza Project is Tombstone’s latest acquisition, and the property includes the Harquahala and Golden Eagle mines, located approximately eight miles south of Salome, Arizona. The project totals 2,656 acres and has significant underground workings, from which some 180,000-200,000 ounces of gold were reportedly produced from high-grade ore in the late 1800’s and early 1900’s. Mined rock and tailings from previous operations represent an additional potential. The project will be in partnership with Richard Moores, CEO and Director of Goldrock Resources, Inc., and Todd Fayram, Director of Goldrock Resources, Inc., who have a 60% majority investment in the project, and Tombtsone owns a 40% interest.

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

This facility will cover an area of approximately 314,000 square feet. The ore and tailings will be consolidated into controlled areas prior to being sized and placed on the lined leach pad. The liner system for the leach pad shall be placed on 6 inches of prepared subgrade.The bottom liner shall consist of 30-mil scrim laminated low-density polyethylene (LDPE) with LDPE film geomembrane that is equivalent to 60 mil HDPE geomembrane. The upper liner shall consist of an ultra violet (UV) resistant 45-mil double scrim high-density polyethylene (HDPE) with LDPE coating geomembrane. A uniaxial geonet shall be placed between the two liners. The liners shall be secured around the perimeter of the leach pad in an anchor trench that is 2 feet wide and 2 feet deep. A minimum of 18 inches of ¾-inch minus drain rock shall be placed on upper liner. To promote pregnant solution transfer, 3-inch and 6-inch perforated collection pipes will terminate adjacent to the 12-inch pipe, and solution will pass through the drain rock and into the 12-inch collection pipe. Two 12-inch HDPE perforated pipes shall be located in a solution collection channel near the center of the leach pad to convey solutions to the Pregnant Solution Pond. A containment berm shall be constructed 12 feet from and 2 feet higher than the adjacent toe of the leach pad. The containment berm shall be capable of containing run off a 100-year, 24-hour storm and solution drain down and routing the fluids to the Pregnant Solution Pond. Liquid collected in the containment berm will flow by gravity over the double-lined liner system before cascading over this double liner system into the pregnant solution pond. Surface water run-on shall be collected in channels capable of handling stormwater from a 100 year, 24-hour storm event and diverted around the facility. The finish grade (maximum elevation) of the heap leach pile shall not exceed 1,760 feet above mean sea level (AMSL).

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

The primary competition in the precious metals market is for talent in the workforce. As prices have risen many new companies have started operations or are in the midst of exploration. It is in this area that competition exists for experienced geologists, project managers, and mining executives. In many areas there also is a shortage of mining labor.

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

TOMBSTONE EXPLORATION CORPORATION

Date: March 24, 2023	/s/ Alan Brown
Alan Brown
President, Chief Financial Officer (Principal Financial and Accounting Officer), Chief (Principal) Executive Officer, and Director

Date: March 24, 2023	/s/ Daniel A. Cistone
Daniel A. Cistone
Director

Date: March 24, 2023	/s/ Donald Rauch
Donald Rauch
Director

Date: March 24, 2023	/s/ Mark Mehok
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

